As filed with the Securities and Exchange Commission on August 22, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PRIMEDEX HEALTH SYSTEMS, INC.

(Exact Name of Registrant as Specified in Its Charter)

New York	8071	13-3326724
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1510 Cotner Avenue
Los Angeles, CA 90025
(310) 478-7808

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Howard G. Berger, M.D.
President, Chief Executive Officer and Director
Primedex Health Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025
(310) 478-7808

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Linda G. Michaelson, Esq. C. Thomas Hopkins, Esq. Sheppard, Mullin, Richter and Hampton LLP 1901 Avenue of the Stars, Suite 1600 Los Angeles, CA 90067 (310) 228-3700	Michael L. Silhol, Esq. Senior Vice President, General Counsel & Secretary Radiologix, Inc. 3600 JPMorgan Chase Tower 2200 Ross Avenue Dallas, TX 75201-2776 (214) 303-2776	William R. Hays, III, Esq. Brian D. Barnard, Esq. Haynes and Boone, LLP 901 Main Street, Suite 3100 Dallas, TX 75202 (214) 651-5000

Approximate date of commencement of proposed sale to public: As soon as practicable following the effective date of this registration statement and the date on which all other conditions to the merger of PR Acquisition Corporation with and into Radiologix, Inc. pursuant to the merger agreement described in the enclosed document have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class		Proposed Maximum	Proposed Maximum	Amount of
of Securities to Be	Amount To Be	Offering Price Per	Aggregate Offering	Registration Fee
Registered	Registered(1)	Share(2)	Price(3)	(4)
Common shares, par value $.01 per share	22,621,922	Not applicable	$28,761,493	$3,126

(1)

The maximum number of shares of common stock of Primedex that may be registered is based on the maximum number of shares issuable upon consummation of the merger described in this joint proxy statement/prospectus.

(2)	Not included pursuant to Rule 457(o).

(3)

Based upon the average high and low sales prices of the common stock, par value $0.0001 per share, of Radiologix on the American Stock Exchange on August 16, 2006, multiplied by the maximum number of shares of common stock of Radiologix presently outstanding or issuable, less $42,950,000, which is the total cash consideration expected to be paid by Primedex for the outstanding common stock of Radiologix upon consummation of the merger described in this joint proxy statement/prospectus, in accordance with Rules 457(c) and (f), and estimated solely for the purpose of determining the amount of the registration fee pursuant to Rule 457.

(4)

This registrations fee assumes that Primedex has not exercised its option under the merger agreement to reduce the share consideration by up to 3.5 million shares and increase the cash consideration by $2 per share. In the event that Primedex elects to exercise this option, the registration fee will decrease.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY COPY
SUBJECT TO COMPLETION, DATED AUGUST 22, 2006

TO THE STOCKHOLDERS OF
PRIMEDEX HEALTH SYSTEMS, INC. AND
 RADIOLOGIX, INC.

Primedex Health Systems, Inc., which is referred to as “Primedex,” and Radiologix, Inc., which is referred to as “Radiologix,” have entered into an agreement and plan of merger for the acquisition of Radiologix by Primedex through the merger of a wholly-owned subsidiary of Primedex with and into Radiologix. Upon successful completion of the merger, Radiologix stockholders will receive a combination of cash and Primedex common stock in exchange for their shares of Radiologix common stock. Pursuant to the merger, Radiologix stockholders will receive aggregate consideration of 22,621,922 shares of Primedex common stock and $42,950,000 in cash. Based upon the [     ] closing price of Primedex common stock of [$     ], each Radiologix stockholder would receive [$     ] in cash for each Radiologix share, plus one share of Primedex common stock for total consideration valued at [$     ] per share. The merger agreement also provides Primedex the option to elect to reduce the share consideration by up to 3.5 million shares and to increase the cash consideration by $2 per share, provided that Primedex advises Radiologix of its election prior to the mailing of this proxy statement. Upon completion of the merger, we estimate that, subject to adjustment as described above, Radiologix’s former stockholders will own approximately [     %] of the then-outstanding shares of Primedex common stock, based on the number of shares of Radiologix and Primedex common stock outstanding on [    ], 2006. Primedex’s stockholders will continue to own their existing shares. In connection with the proposals set forth in this joint proxy statement/prospectus, Primedex stock may be subject to transfer restrictions which are necessary to preserve Primedex’s unrestricted use of its net operating loss carry-forwards.

Shares of Primedex common stock are currently traded on the Over-The-Counter Bulletin Board under the symbol “PMDX.OB.” Primedex intends to apply to have its shares of common stock listed on the American Stock Exchange upon completion of the merger or as soon as reasonably practicable thereafter. Upon completion of the merger, Radiologix common stock, which is currently traded on the American Stock Exchange under the symbol “RGX,” will be delisted.

The merger will be nontaxable for federal income tax purposes to Primedex and its stockholders. The merger will be taxable for federal income tax purposes to the stockholders of Radiologix.

We are each holding meetings of our stockholders in order to obtain those approvals necessary to consummate the merger and to approve other matters as described in this joint proxy statement/prospectus. At the Primedex annual meeting, Primedex will ask its common stockholders to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Primedex common stock in connection with the merger and to approve other Primedex annual meeting matters described in this joint proxy statement/prospectus. At the Radiologix special meeting, Radiologix will ask its common stockholders to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, and to vote on the other Radiologix special meeting matters described in this joint proxy statement/prospectus. The obligations of Primedex and Radiologix to complete the merger are also subject to the satisfaction or waiver of several other conditions to the merger, including antitrust clearance. More information about Primedex, Radiologix and the proposed merger is contained in this joint proxy statement/prospectus. We urge you to read this joint proxy statement/prospectus, and the documents incorporated by reference into this joint proxy statement/prospectus, carefully and in their entirety, in particular, see “Risk Factors” beginning on page 41.

After careful consideration, each of our boards of directors has approved the merger agreement and has determined that the merger agreement and the merger are advisable and in the best interests of the stockholders of Primedex and Radiologix, respectively. Accordingly, the Radiologix board of directors recommends that the Radiologix stockholders vote FOR the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and FOR the other Radiologix special meeting matters. The Primedex board of directors recommends that the Primedex stockholders vote FOR the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock to be issued in connection with the merger, and FOR the other Primedex annual meeting matters.

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We are very excited about the opportunities the proposed merger brings to both Radiologix and Primedex stockholders, and we thank you for your consideration and continued support.

Howard G. Berger, M.D. President and Chief Executive Officer Primedex Health Systems, Inc.	Sami S. Abbasi President and Chief Executive Officer Radiologix, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated [          ], 2006,
and is first being mailed to Radiologix and Primedex stockholders on or about [          ], 2006.

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REFERENCES TO ADDITIONAL INFORMATION

Except where we indicate otherwise, as used in this joint proxy statement/prospectus, “Primedex” refers to Primedex and its consolidated subsidiaries and “Radiologix” refers to Radiologix and its consolidated subsidiaries. Primedex and Radiologix file annual, quarterly and special reports with the Securities and Exchange Commission, referred to as the “SEC,” that have not been included in or delivered with this joint proxy statement/prospectus. These annual, quarterly and special reports are available to you without charge upon your written or oral request. You can obtain Primedex’s and Radiologix’s reports filed with the SEC by accessing the SEC’s website maintained at “www.sec.gov.”

In addition, Primedex’s SEC filings are available to the public on Primedex’s website, www.radnetonline.com, and Radiologix’s SEC filings are available to the public on Radiologix’s website, www.radiologix.com. Information contained on Primedex’s website, Radiologix’s website or the website of any other person should not be considered by you as part of this joint proxy statement/prospectus.

Primedex will provide you with copies of this information relating to Primedex, without charge, if you request them in writing or by telephone from:

Primedex Health Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025
Attention: Investor Relations
(310) 478-7808

Radiologix will provide you with copies of this information relating to Radiologix, without charge, if you request them in writing or by telephone from:

Radiologix, Inc.

3600 JPMorgan Chase Tower

2200 Ross Avenue

Dallas, Texas 75201-2776

Attention: General Counsel

(214) 303-2776

If you would like to request documents, please do so by [     ], 2006, in order to receive them before the stockholder meetings.

Primedex has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Primedex, and Radiologix has supplied all information contained in or incorporated by reference in this joint proxy statement/prospectus relating to Radiologix.

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RADIOLOGIX, INC.
3600 JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2776

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON [          ], 2006

To the Stockholders of Radiologix, Inc.:

We will hold a special meeting of stockholders at 3900 JPMorgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201 at 9:00 a.m., Central Time, on [     ], 2006, unless postponed or adjourned to a later date. The Radiologix special meeting will be held for the following purposes:

1. To adopt the Agreement and Plan of Merger, dated as of July 6, 2006, by and among Radiologix, Inc., Primedex Health Systems, Inc., PR Acquisition Corporation, an indirect wholly-owned subsidiary of Primedex, and RadNet Management, Inc., a wholly-owned subsidiary of Primedex and sole stockholder of PR Acquisition Corporation, and the transactions contemplated by the merger agreement, including the merger, pursuant to which Primedex will acquire Radiologix through the merger of PR Acquisition Corporation with and into Radiologix, on the terms and subject to the conditions contained in the merger agreement, and Radiologix stockholders will receive aggregate consideration of 22,621,922 shares of Primedex common stock and $42,950,000 in cash. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus;

2. To approve adjournments or postponements of the Radiologix special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Radiologix special meeting to approve the above proposal; and

3. To consider and take action upon any other business that may properly come before the Radiologix special meeting or any reconvened meeting following an adjournment or postponement of the Radiologix special meeting.

These items of business are described in this joint proxy statement/prospectus. Only stockholders of record at the close of business on [     ], 2006, are entitled to notice of the Radiologix special meeting and to vote at the Radiologix special meeting and any adjournments or postponements of the Radiologix special meeting.

Radiologix’s board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, on July 6, 2006, and determined that the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Radiologix and its stockholders. Radiologix’s board of directors recommends that you vote FOR the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Radiologix’s board of directors also recommends that you vote FOR the other Radiologix special meeting proposals, all of which are described in detail in this joint proxy statement/prospectus. Approval of the other Radiologix special meeting proposals is not a condition to the merger.

Under Delaware law, appraisal rights will be available to Radiologix stockholders of record who vote against adoption of the merger agreement. To exercise your appraisal rights, you must strictly follow the procedures prescribed by Delaware law. These procedures are summarized in this joint proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the Radiologix special meeting in person, please complete, sign and date the enclosed proxy card(s) or voting instruction card(s) as soon as possible and return it in the postage-prepaid envelope provided, as described in this joint proxy statement/prospectus. Completing a proxy now will not prevent you from being able to vote at the meeting by attending in person and casting a vote. However, if you do not return or submit the proxy or vote in person at the meeting, the effect will be the same as a vote AGAINST the proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger.

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By order of the board of directors,

Michael L. Silhol Senior Vice President, General Counsel and Secretary

Please vote your shares promptly. You can find instructions for voting on the enclosed proxy card or voting instruction card.

If you have questions, contact:

Radiologix, Inc.
3600 JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2776
Attention: General Counsel
(214) 303-2776

Dallas, Texas, [               ], 2006

Your vote is important. Please complete, date, sign and return your proxy card(s) or voting instruction card(s), or vote your shares
at your earliest convenience so that your shares are represented at the meeting.

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PRIMEDEX HEALTH SYSTEMS, INC.
1510 Cotner Avenue
Los Angeles, CA 90025

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON [          ], 2006

To the Stockholders of Primedex Health Systems, Inc.:

The annual meeting of stockholders of Primedex Health Systems, Inc. (“Primedex”) will be held at [          ] at [9:00] a.m., Pacific Time, on [     ], 2006, unless postponed or adjourned to a later date. The Primedex annual meeting will be held for the following purposes:

1. To adopt the Agreement and Plan of Merger, dated as of July 6, 2006, by and among Radiologix, Inc., Primedex Health Systems, Inc., PR Acquisition Corporation, an indirect wholly-owned subsidiary of Primedex, and RadNet Management, Inc., a wholly-owned subsidiary of Primedex and sole stockholder of PR Acquisition Corporation, and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Primedex common stock in connection with the merger, pursuant to which PR Acquisition Corporation will merge with and into Radiologix, on the terms and subject to the conditions contained in the merger agreement, and Radiologix stockholders will receive aggregate consideration of 22,621,922 shares of Primedex common stock and $42,950,000 in cash. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus;

2. To adopt an amendment to Primedex’s Certificate of Incorporation to change Primedex’s name to “RadNet, Inc.”;

3. To adopt an amendment to Primedex’s Certificate of Incorporation to (i) increase the number of authorized shares of Primedex common stock from 100,000,000 shares to 200,000,000 shares and reduce the par value of each share of common stock from $0.01 to $0.0001, (ii) undesignate all of Primedex’s preferred stock, and (iii) increase the authorized number of shares of Primedex preferred stock from 10,000,000 shares to 30,000,000 shares and reduce the par value of each share of preferred stock from $0.01 to $0.0001;

4. To adopt an amendment to Primedex’s Certificate of Incorporation to implement stock transfer restrictions to preserve Primedex’s unrestricted use of its net operating loss carry-forwards;

5. To adopt Primedex’s 2006 Stock Incentive Plan, substantially in the form attached hereto as Annex E;

6. To elect five directors to Primedex’s board of directors;

7. To ratify the appointment of Moss Adams LLP as Primedex’s independent registered public accounting firm for the fiscal year ending October 31, 2006;

8. To approve adjournments or postponements of the Primedex annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Primedex annual meeting to approve the above proposals; and

9. To consider and take action upon any other business that may properly come before the Primedex annual meeting or any reconvened meeting following an adjournment or postponement of the Primedex annual meeting.

These items of business are described in this joint proxy statement/prospectus. Only stockholders of record at the close of business on [     ], 2006, are entitled to notice of the Primedex annual meeting and to vote at the Primedex annual meeting and any adjournments or postponements of the Primedex annual meeting.

Primedex’s board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, on July 6, 2006, and determined that the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, Primedex and its stockholders. Primedex’s board of directors recommends that you vote FOR the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock pursuant to the merger agreement.

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Primedex’s board of directors also recommends that you vote FOR all of the other Primedex annual meeting proposals, all of which are described in detail in this joint proxy statement/prospectus. Approval of the other Primedex annual meeting proposals is not a condition to the merger.

If a class of equity securities of Primedex is not listed on the American Stock Exchange (or another applicable national securities exchange) at the time of the merger, under California law, any stockholder of Primedex will have the right to dissent from the merger by exercising dissenters’ rights. If a Primedex stockholder elects to exercise dissenters’ rights, the stockholder must precisely comply with all of the procedures set forth in Chapter 13 of the California General Corporation Law. These procedures are summarized in this joint proxy statement/prospectus.

Your vote is very important. Whether or not you plan to attend the Primedex annual meeting in person, please complete, sign and date the enclosed proxy card(s) or voting instruction card(s) as soon as possible and return it in the postage-prepaid envelope provided, or vote your shares by telephone or over the Internet as described in this joint proxy statement/prospectus. Completing a proxy now will not prevent you from being able to vote at the annual meeting by attending in person and casting a vote. However, if you do not return or submit the proxy or vote in person at the meeting, the effect will be the same as a vote AGAINST the proposal to adopt and approve the merger agreement and the transactions contemplated by the merger agreement, including the merger.

By order of the board of directors,

Norman R. Hames Secretary and Vice President

Please vote your shares promptly. You can find instructions for voting on the enclosed proxy card or voting instruction card.

If you have questions, contact:

Primedex Health Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025
Attention: General Counsel
(310) 478-7808

Los Angeles, California, [     ], 2006

Your vote is important. Please complete, date, sign and return your proxy card(s) or voting instruction card(s) or, if available, vote your shares by telephone or over the Internet at your earliest convenience so that your shares are represented at the meeting.

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TABLE OF CONTENTS

SUMMARY	1
Information about Primedex	1
Information about Radiologix	1
Information about RadNet Management, Inc.	1
Information about PR Acquisition Corporation	1
The Merger	2
Financing of Merger	3
Fractional Shares	3
Radiologix Options and Unvested Shares	3
Recommendation of the Boards of Directors to Radiologix and Primedex Stockholders	4
Opinions of our Financial Advisors	4
Record Date; Outstanding Shares; Shares Entitled to Vote	5
Stock Ownership of Directors and Executive Officers	5
Ownership of Primedex After the Merger	5
Interests of Radiologix Directors and Executive Officers in the Merger	5
Primedex Board of Directors After the Merger	6
Listing of Primedex Common Stock and Delisting of Radiologix Common Stock	6
Appraisal and Dissenters’ Rights	6
Conditions to the Closing of the Merger	7
Termination of the Merger Agreement	9
Termination Fees and Expenses	11
Limitation on Considering Other Acquisition Proposals	13
Material United States Federal Income Tax Consequences	14
Accounting Treatment	15
Risks	15
Comparison of Rights of Stockholders	15
FINANCIAL SUMMARY	16
Primedex Market Price Data and Dividends	16
Radiologix Market Price Data and Dividends	16
Selected Historical Financial Data of Primedex	17
Selected Historical Financial Data of Radiologix	18
SELECTED CONSOLIDATED FINANCIAL DATA (in thousands, except per share data)	19
PRIMEDEX HEALTH SYSTEMS, INC. UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	21
PRIMEDEX HEALTH SYSTEMS, INC. UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET APRIL 30, 2006 (in thousands)	22
PRIMEDEX HEALTH SYSTEMS, INC. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS For the Six Months Ended April 30, 2006 (in thousands, except per share data)	23
PRIMEDEX HEALTH SYSTEMS, INC. UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS For the Twelve Months Ended October 31, 2005 (in thousands, except per share data)	24
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	25
QUESTIONS AND ANSWERS ABOUT THE STOCKHOLDER MEETINGS AND THE MERGER	30
The Merger	30
Other Primedex Annual Meeting Proposals	32
Other Radiologix Special Meeting Proposals	33
Procedures	34
COMPARATIVE PER SHARE INFORMATION	38
COMPARATIVE MARKET VALUE INFORMATION	39
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	40
RISK FACTORS	41
Risks Relating to the Merger	41
Risks Relating to Primedex’s Operations After the Consummation of the Merger	43
Risks Related to the Transfer Restrictions on Primedex Common Stock	52
Risks Related to Primedex’s Future use of NOLs	52

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SUMMARY

This summary of the material information contained in this joint proxy statement/prospectus may not include all the information that is important to you. To fully understand the proposed merger, and for a more detailed description of the terms and conditions of the merger and other matters being considered at your stockholder meeting, you should read this entire joint proxy statement/prospectus and the documents to which we have referred you. See “Where You Can Find More Information” beginning on page 211. We have included page references parenthetically in this summary to direct you to a more detailed description of each topic presented in this summary.

Information about Primedex (beginning on page 140)

Primedex, a New York corporation, through its subsidiaries, operates a group of regional networks comprised of 61 fixed-site, freestanding outpatient diagnostic imaging facilities in California. Primedex is headquartered in California and employs approximately 992 full-time, 65 part-time and 120 per-diem employees. Howard G. Berger, M.D. is Primedex’s President and Chief Executive Officer, a member of Primedex’s Board of Directors and owns approximately 30% of Primedex’s outstanding common stock. Dr. Berger also owns, indirectly, 99% of the equity interests in Beverly Radiology Medical Group III, or BRMG. BRMG provides all of the professional medical services at 46 of Primedex’s facilities under a management agreement with Primedex, and contracts with various other independent physicians and physician groups to provide the professional medical services at most of Primedex’s other facilities.

Primedex Health Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025
Attention: General Counsel
(310) 478-7808

Information about Radiologix (beginning on page 184)

Radiologix, a Delaware corporation, through its subsidiaries, is a national provider of diagnostic imaging services through the ownership and operation of freestanding, outpatient diagnostic imaging centers. Radiologix owns, operates and maintains equipment in 69 locations, with imaging centers located in 7 states, including primary operations in the Mid-Atlantic; the Bay Area, California; the Treasure Coast area, Florida; Northeast Kansas; and the Finger Lakes (Rochester) and Hudson Valley areas of New York state.

Radiologix, Inc.
3600 JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2776
Attention: General Counsel
(214) 303-2776

Information about RadNet Management, Inc.

RadNet Management, Inc., a Delaware corporation, and a wholly-owned subsidiary of Primedex, is the operating subsidiary through which Primedex conducts its operations.

RadNet Management, Inc.

1510 Cotner Avenue

Los Angeles, CA  90025

Attention:  General Counsel

(310) 478-7808

Information about PR Acquisition Corporation

PR Acquisition Corporation, a Delaware corporation, which is referred to as “Merger Sub,” is a direct wholly-owned subsidiary of RadNet Management, Inc. and an indirect wholly-owned subsidiary of Primedex. PR Acquisition Corporation has not engaged in any business activity other than activities related to the purpose of merging with Radiologix. If the merger is completed, Merger Sub will cease to exist following its merger with and into Radiologix.

PR Acquisition Corporation

1510 Cotner Avenue

Los Angeles, CA  90025

Attention:  General Counsel

(310) 478-7808

The Merger (beginning on page 84)

General

On July 6, 2006, the boards of directors of Radiologix and Primedex each unanimously approved the merger of Radiologix with Merger Sub, a newly formed and wholly-owned indirect subsidiary of Primedex, upon the terms and subject to the conditions contained in the merger agreement. The surviving company of the merger will become a wholly-owned indirect subsidiary of Primedex.

We encourage you to read the merger agreement, which governs the merger and is attached as Annex A to this joint proxy statement/prospectus, because it sets forth the terms of the merger of Merger Sub with and into Radiologix.

Merger Consideration

If the merger is completed, holders of Radiologix common stock (other than dissenting Radiologix stockholders who properly exercise their appraisal rights) will be entitled to receive aggregate consideration of 22,621,922 shares of Primedex and $42,950,000 in cash (cash and stock together is referred to as the “merger consideration”). After the merger is completed, Radiologix stockholders will have the right to receive the merger consideration but they will no longer have any rights as Radiologix stockholders. Based upon the closing price of Primedex common stock on            , 2006, the record date, of $     , each Radiologix stockholder would receive $       in cash for each Radiologix share, plus one share of Primedex common stock for total consideration valued at $      per share. Based upon the closing price of Primedex common stock, on             , 2006, the record date, of $     , Radiologix stockholders will collectively own approximately      % of the Primedex shares on a fully diluted basis. The merger agreement also provides Primedex the option to elect to reduce the share consideration by up to 3.5 million shares and to increase the cash consideration by $2 per share, provided that Primedex advises Radiologix of its election prior to the mailing of this Proxy Statement. In connection with the proposals set forth in this proxy statement, Primedex’s common stock may be subject to transfer restrictions which are necessary to preserve Primedex’s unrestricted use of its net operating loss carry-forwards. Radiologix stockholders will receive the merger consideration after exchanging their Radiologix certificates in accordance with the instructions contained in the letter of transmittal to be sent to all Radiologix stockholders shortly after the closing of the merger.

The total value of the merger consideration that a Radiologix stockholder receives in the merger may vary. The value of the stock portion of the merger consideration is not fixed and will depend upon the value of Primedex common stock on the effective date of the merger. This value may be ascertained by multiplying the trading price of Primedex common stock by the number of shares of Primedex common stock received in the merger. The value of the cash portion of the merger consideration will depend on the amount of cash delivered to Radiologix option holders. As illustrated in the table below, the cash portion of the merger consideration decreases as the value of Primedex common stock on the effective date of the merger increases. This result occurs because additional Radiologix option holders will receive cash out of the merger consideration equal to the difference between the value of the per share merger consideration and the exercise price per share of their options, as the value of Primedex common stock becomes greater than the exercise price of the option holder’s option. As more Radiologix option holders hold options that are “in-the-money,” the amount of cash delivered to such option holders increases and the cash available to the Radiologix stockholders decreases.

Hypothetical Trading Price of Primedex’s Common Stock	Cash Consideration	Corresponding Value of Merger Consideration
$1.50	$1.85	$3.35
$1.55	$1.85	$3.40
$1.60	$1.85	$3.45
$1.65	$1.85	$3.50
$1.70	$1.85	$3.55
$1.75	$1.84	$3.59
$1.80	$1.84	$3.64
$1.85	$1.84	$3.69
$1.90	$1.84	$3.74
$1.95	$1.83	$3.78
$2.00	$1.83	$3.83

The merger agreement also provides Primedex the option to elect to reduce the share consideration by up to 3.5 million shares and to increase the cash consideration by $2 per share for those shares, provided that Primedex advises Radiologix of its election prior to the mailing of this Proxy Statement. Assuming a hypothetical trading price of Primedex’s common stock of $2.00 on the effective date of the merger, the table below illustrates the corresponding value of the merger consideration that each Radiologix stockholder will receive based on the corresponding reduction in share consideration that Primedex elects.

			Per share consideration
Hypothetical Reduction in Share Consideration Elected by Primedex	Hypothetical Trading Price of Primedex’s Common Stock	Exchange Ratio	Stock Consideration	Cash Consideration	Corresponding Value of Merger Consideration
500,000	$2.00	.978	$1.96	$1.87	$3.83
1,000,000	$2.00	.956	$1.91	$1.92	$3.83
1,500,000	$2.00	.934	$1.87	$1.96	$3.83
2,000,000	$2.00	.911	$1.82	$2.01	$3.83
2,500,000	$2.00	.889	$1.78	$2.05	$3.83
3,000,000	$2.00	.867	$1.73	$2.10	$3.83
3,500,000	$2.00	.845	$1.69	$2.14	$3.83

Financing of Merger

Primedex has signed a commitment letter with GE Commercial Finance Healthcare Financial Services for a $405 million senior secured credit facility. The facility is expected to be used to finance the merger, to refinance existing indebtedness, to pay transaction costs and expenses relating to the merger and the credit facility and to provide financing for working capital needs post-merger. Consummation of the financing is a condition to the closing of the merger.

Fractional Shares

No fractional Primedex common shares will be issued in the merger. Instead, holders who would otherwise be entitled to receive a fractional share of Primedex common stock will receive an amount in cash (without interest) determined by multiplying the fractional share interest by the average closing price for a share of Primedex common stock as reported on the Over-The-Counter Bulletin Board for the ten trading days prior to, but not including, the effective time of the merger.

Radiologix Options and Unvested Shares

Radiologix Stock Options

Holders of unvested options exercisable for Radiologix common stock will become vested in their options as a result of the merger. Holders of options exercisable for Radiologix common stock, whose exercise price per share is less than the value of the per share merger consideration, will receive for each share subject to such options an amount in cash out of the aggregate merger consideration equal to the difference between the value of the per share merger consideration and the exercise price per share of their options. Options exercisable for Radiologix common stock with an exercise price per share that is greater than the value of the per share merger consideration shall not be assumed or substituted by Primedex but shall vest upon the effective date of the merger and become fully exercisable to the holder of such option pursuant to the terms of the applicable option agreement. Any vested option that is not exercised prior to the effective time shall terminate and be void as of the effective time of the merger.

Unvested Shares of Radiologix Common Stock

Immediately prior to the effective time of the merger, Radiologix will have cancelled, repurchased, accelerated, vested or otherwise extinguished or awarded all shares of Radiologix common stock that are restricted, not fully vested or subject to any other restriction, and there will be no remaining unvested shares of Radiologix common stock at the effective time of the merger.

Recommendation of the Boards of Directors to Radiologix and Primedex Stockholders (beginning on page 88)

Radiologix Stockholders

The Radiologix board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the merger, are advisable and fair to, and in the best interests of, Radiologix and its stockholders and has approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. The Radiologix board of directors has unanimously resolved to recommend that Radiologix stockholders vote FOR the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Primedex Stockholders

The Primedex board of directors believes that the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock pursuant to the merger agreement, are advisable and fair to, and in the best interests of, Primedex and its stockholders and has approved the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Primedex common stock pursuant to the merger agreement. The Primedex board of directors has unanimously resolved to recommend that Primedex stockholders vote FOR the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock pursuant to the merger agreement.

Opinions of our Financial Advisors (beginning on page 91)

Opinion of Radiologix’s Financial Advisor

In deciding to approve the merger agreement, the Radiologix board of directors considered the opinion of Radiologix’s financial advisor, Bear, Stearns & Co. Inc., which is referred to as “Bear Stearns.” The Radiologix board of directors received a written opinion from Bear Stearns to the effect that, as of July 6, 2006, and based upon and subject to the various considerations, assumptions and limitations described in its opinion, the merger consideration to be received by holders of shares of Radiologix common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders. The full text of Bear Stearns’ written opinion is attached to this joint proxy statement/prospectus as Annex C. Radiologix encourages you to read this opinion carefully in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. Bear Stearns’ opinion is addressed to the Radiologix board of directors and is one of many factors considered by the Radiologix board of directors in deciding to approve the merger. Bear Stearns’ opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or whether such stockholder should take any other action relating to the transaction. For its services, Bear Stearns will be entitled to receive a transaction fee equal to 1.10% of the total aggregate value of the merger consideration paid to Radiologix stockholders, currently estimated to be $2,200,000, the principal portion of which is payable upon the completion of the transaction.

Opinion of Primedex’s Financial Advisor

Jefferies & Company, Inc., which is referred to as “Jefferies,” served as Primedex’s financial advisor in connection with the merger. On July 6, 2006, Jefferies rendered to Primedex’s board of directors its opinion as investment bankers to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth therein, the aggregate merger consideration of 22,621,922 shares of Primedex common stock and $42.95 million in cash to be paid by Primedex pursuant to the merger was fair, from a financial point of view, to Primedex. The full text of the Jefferies opinion, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by Jefferies in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex D. The Jefferies opinion was provided to Primedex’s board of directors in connection with its consideration of the merger. The Jefferies opinion does not constitute a recommendation as to how any Primedex stockholder should vote on the merger or any other matter. For its services, Jefferies will be entitled to a transaction fee of $2,000,000, of which $500,000 was paid upon delivery of its opinion and the balance of which is payable upon the completion of the transaction.

Record Date; Outstanding Shares; Shares Entitled to Vote (beginning on page 60 for Primedex and 54 for Radiologix)

Radiologix Stockholders

The record date for the special meeting of Radiologix stockholders was [     ], 2006. This means that you must have been a stockholder of record of Radiologix’s common stock at the close of business on [     ], 2006, in order to vote at the special meeting. You are entitled to one vote for each share of common stock you own.

Contrarian Equity Fund, L.P., the largest single Radiologix stockholder, which owns approximately 16.4% of the outstanding shares of Radiologix common stock, is a party to a voting agreement with Primedex under which it is obligated to vote its shares in favor of adopting the merger agreement and the merger.

Primedex Stockholders

The record date for the annual meeting of Primedex stockholders was [     ], 2006. This means that you must have been a stockholder of record of Primedex’s common stock at the close of business on [     ], 2006, in order to vote at the annual meeting. You are entitled to one vote for each share of common stock you own.

Stock Ownership of Directors and Executive Officers

Radiologix

At the close of business on the record date for the Radiologix special meeting, directors and executive officers of Radiologix and their affiliates beneficially owned and were entitled to vote approximately 1,671,431 shares of Radiologix common stock, collectively representing 7.4% of the shares of Radiologix common stock outstanding on that date.

Primedex

At the close of business on the record date for the Primedex annual meeting, directors and executive officers of Primedex and their affiliates beneficially owned and were entitled to vote approximately 20,258,475 shares of Primedex common stock, collectively representing approximately 33% of the shares of Primedex common stock outstanding on that date.

Ownership of Primedex After the Merger

Based on the number of shares of Primedex and Radiologix common stock outstanding on their respective record dates, after completion of the merger, Primedex will issue 22,621,922 shares of Primedex common stock and former Radiologix stockholders will own approximately [       ]% of the then-outstanding shares of Primedex common stock. The merger agreement also provides Primedex the option to elect to reduce the share consideration by up to 3.5 million shares and to increase the cash consideration by $2 per share for those shares, provided that Primedex advises Radiologix of its election prior to the mailing of this Proxy Statement.

Interests of Radiologix Directors and Executive Officers in the Merger (beginning on page 105)

When considering the recommendation of its board of directors with respect to the merger agreement and the transactions contemplated by the merger agreement, including the merger, Radiologix stockholders should be aware that some directors and executive officers of Radiologix have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, their interests as stockholders and the interests of Radiologix stockholders. These interests include:

•                  payments under employment agreements which are triggered in the event of a merger;

•                  potential appointment to the Primedex board of directors following the merger;

•                  potentially becoming executive officers, employees or consultants of Primedex after the transaction;

•                  accelerated vesting and exercisability of Radiologix stock options, restricted stock and restricted stock units issued under Radiologix’s equity compensation plans;

•                  with respect to certain Radiologix officers and employees who continue employment with Primedex immediately after the effective date of the merger, to the extent the closing of the merger occurs during the 2006 calendar year, continued benefits under Radiologix plans until December 31, 2006, and to the extent the closing of the merger occurs after the 2006 calendar year, continued benefits under Radiologix plans for six months after the closing or the end of the calendar year in which the closing of the merger occurs, whichever is earlier;

•                  with respect to the Radiologix officers who do not continue employment with Primedex immediately after the effective date of the merger, payment of up to $1,000 per month to cover the medical insurance benefits described in such officer’s employment agreement until the earlier of (a) two years after the effective date of the merger or (b) the date on which such individual obtains substantially equivalent benefits from another party; and

•                  Primedex’s agreement to indemnify each present and former Radiologix officer and director against liabilities arising out of that person’s services as an officer or director, and maintain directors’ and officers’ liability insurance for a period of six years after closing to cover Radiologix directors and officers, subject to various limitations.

The Radiologix board of directors was aware of these arrangements during its deliberations on the merits of the merger and in deciding to recommend that you vote for the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the Radiologix special meeting.

Primedex Board of Directors After the Merger

The members of the Primedex board of directors who are in office immediately prior to the merger are expected to remain as members of the Primedex board of directors following the merger if elected pursuant to Primedex’s proposal No. 5. Promptly after the effective date of the merger, Primedex shall use its reasonable best efforts to cause to be elected to its board of directors up to three persons designated by Radiologix and reasonably acceptable to Primedex, two of whom shall, no later than January 1, 2007, meet the independence requirements of the SEC and any applicable exchange on which Primedex’s common stock is then traded.

Listing of Primedex Common Stock and Delisting of Radiologix Common Stock

Application will be made to have the shares of Primedex common stock issued in the merger approved for listing on the Over-The-Counter Bulletin Board, where Primedex common stock currently is traded under the symbol “PMDX.OB.” If the merger is completed, Radiologix common stock will no longer be listed on the American Stock Exchange and will be deregistered under the Securities Exchange Act of 1934, as amended, which is referred to as the “Exchange Act,” and Radiologix will no longer file periodic reports with the SEC.

Primedex intends to apply to have its shares of common stock listed on the American Stock Exchange upon completion of the merger or as soon thereafter as reasonably practicable. Initial listing on the American Stock Exchange requires the satisfaction by Primedex of quantitative listing standards relating to stockholders’ equity, market capitalization, number of public stockholders, market value of public float and other criteria. Primedex does not currently qualify for listing under these criteria. After the filing of the Form S-4 registration statement of which this joint proxy statement/prospectus is a part, Primedex will work diligently to be listed on the American Stock Exchange immediately subsequent to the consummation of the merger but can give no assurance that such listing will occur during that time frame, or at all.

Appraisal and Dissenters’ Rights (beginning on page 109)

Radiologix

Holders of Radiologix common stock who do not wish to accept the consideration payable pursuant to the merger may seek, under Section 262 of the Delaware General Corporation Law, or DGCL, judicial appraisal of the fair value of their shares by the Delaware Court of Chancery. This value could be more than, less than or the same as the merger consideration for the Radiologix common stock. Failure to strictly comply with all the procedures required by Section 262 of the DGCL will result in a loss of the right to appraisal.

Annex F to this joint proxy statement/prospectus contains the full text of Section 262 of the DGCL, which relates to the rights of appraisal. We encourage you to read these provisions carefully and in their entirety.

Merely voting against the merger will not preserve the right of Radiologix stockholders to appraisal under Delaware law. Also, because a submitted proxy not marked “against” or “abstain” will be voted “for” the proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, the submission of a proxy not marked “against” or “abstain” will result in the waiver of appraisal rights. Radiologix stockholders who hold shares in the name of a broker or other nominee must instruct their nominee to take the steps necessary to enable them to demand appraisal for their shares.

Holders of Radiologix common stock are not entitled to appraisal rights in connection with any other proposals to be voted on at the Radiologix special meeting.

Primedex

Under New York law, holders of Primedex common stock are not entitled to appraisal rights in connection with either the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, or the issuance of Primedex common stock in the merger or in connection with any other proposal to be voted on at the Primedex annual meeting.

Under California law, if a class of equity securities of Primedex is not listed on the American Stock Exchange (or another applicable national securities exchange) at the time of the merger, a holder of Primedex common stock may have the right to dissent from the merger by exercising dissenters’ rights. If a Primedex stockholder elects to exercise dissenters’ rights, the stockholder must precisely comply with all of the procedures set forth in Chapter 13 of the California General Corporation Law. Merely voting against the merger will not preserve the right of Primedex stockholders to appraisal under California law. Annex G to this joint proxy statement/prospectus sets forth the full text of Chapter 13 of the California General Corporation Law, which relates to rights of appraisal. We encourage you to read these provisions carefully and in their entirety.

Conditions to the Closing of the Merger (beginning on page 125)

The merger is subject to the satisfaction or waiver of various conditions, which include the following:

Primedex and Radiologix are not obligated to effect the merger unless the following conditions are satisfied or waived:

•                                          the merger agreement is adopted by Primedex and Radiologix stockholders at the stockholder meetings of the companies;

•                                          the shares of Primedex common stock issuable to Radiologix stockholders pursuant to the merger agreement are authorized for listing on the Over-The-Counter Bulletin Board;

•                                          no governmental entity has obtained, enacted, issued, promulgated or enforced any statute, rule, regulation, executive order, decree, judgment, injunction, arbitration award, finding or other order (whether temporary, preliminary or permanent), in any case that is in effect and prevents or prohibits consummation of the merger;

•                                          any applicable waiting periods, together with any extensions thereof, under the HSR Act (as defined herein) and other applicable antitrust laws required to consummate the merger shall have expired or been terminated;

•                                          this joint proxy statement/prospectus has become effective under the Securities Act of 1933, as amended and there are no stop orders or proceedings initiated or threatened to suspend this joint proxy statement/prospectus; and

•                                          there is no pending or threatened action, suit, proceeding, claim, arbitration or investigation in which any governmental entity is a party wherein an unfavorable injunction, judgment, order, decree, charge or ruling would:

•                                          prevent, restrain or otherwise interfere with the consummation of the merger;

•                                          adversely affect the right or powers of Primedex to own, operate or control Radiologix or any portion of the business or assets of Radiologix or Primedex; and

•                                          no such injunction, judgment or ruling is in effect.

Primedex and Merger Sub are not obligated to effect the merger unless the following additional conditions are satisfied or waived:

•                                          the representations and warranties made by Radiologix in the merger agreement related to Radiologix’s organization, capitalization, authority to enter into the merger agreement and complete the merger, and its receipt of necessary consents and governmental approvals are true and correct in all material respects as of the date of the merger agreement and as of the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date);

•                                          Radiologix’s remaining representations and warranties in the merger agreement and in any certificate or other writing delivered by Radiologix pursuant to the merger agreement, in each case disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect, are true and correct as of the date of the merger agreement and as of the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not have a material adverse effect on Radiologix;

•                                          Radiologix has performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by Radiologix on or prior to the effective time of the merger;

•                                          there has not occurred any material adverse effect with respect to Radiologix;

•                                          Radiologix has obtained the consent or approval of each person or entity whose consent or approval is required under any contract to which Radiologix or any of its subsidiaries is a party, except where the failure to obtain any consent or approval would not have a material adverse effect on Radiologix;

•                                          Radiologix has obtained and delivered to Primedex all consents, waivers and approvals required under all material real property and equipment leases to which Radiologix or any of its subsidiaries is a party, except where the failure to obtain any consent or approval would not have a material adverse effect on Radiologix;

•                                          Radiologix has obtained all permits, authorizations, consents, and approvals required on its part to perform its obligations under and consummate the merger agreement, except where the failure to obtain such permits authorizations, consents and approval would not have a material adverse effect on Radiologix;

•                                          Radiologix has delivered to Primedex a certificate, signed by Radiologix’s chief executive officer and dated as of the closing date, to the effect that the conditions set forth in the merger agreement have been satisfied;

•                                          Primedex has consummated the financing described in the commitment letter from GE Commercial Finance Healthcare Financial Services dated June 27, 2006 with respect to a financing in the amount of $405 million;

•                                          holders of no more than 10% of outstanding Radiologix common shares entitled to appraisal of their shares have properly demanded appraisal of their shares in accordance with applicable law;

•                                          holders of no more than 10% of outstanding Primedex common shares have exercised or retain the unexpired right to exercise dissenters’ rights (or similar rights of dissent) in respect of the merger available under applicable law;

•                                          Primedex has received all permits and approvals necessary under state securities laws to consummate the merger;

•                                          Radiologix has cash (not including restricted cash) on its balance sheet of at least $32.6 million as of the closing date; and

•                                          Primedex has received an affiliates letter from each of Radiologix ‘s directors and officers identified as an affiliate of Radiologix within the meaning of Rule 145 promulgated under the Securities Act of 1933.

Radiologix is not obligated to effect the merger unless the following additional conditions are satisfied or waived:

•                                          Primedex’s and Merger Sub’s representations and warranties in the merger agreement related to Primedex’s and Merger Sub’s organization, capitalization, authority to enter into the merger agreement, necessary consents and governmental approvals are true and correct in all material respects as of the date of the merger agreement and as of the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date);

•                                          Primedex’s and Merger Sub’s remaining representations and warranties in the merger agreement and in any certificate or other writing delivered by Primedex or Merger Sub pursuant to the merger agreement, in each case disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect on Primedex, are true and correct as of the date of the merger agreement and as of the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not have a material adverse effect on Primedex;

•                                          Primedex has performed or complied with all agreements and covenants required by the merger agreement to be performed or complied with by Primedex on or prior to the effective time of the merger, except where the failure to perform or comply with agreements and covenants required by the merger agreement has not had and would not have a material adverse effect on Primedex;

•                                          there has not occurred any material adverse effect with respect to Primedex; and

•                                          Primedex has delivered to Radiologix a certificate, signed by an authorized officer of Primedex and dated as of the closing date, to the effect that the conditions set forth in the merger agreement have been satisfied.

Antitrust Clearance

The completion of the merger is subject to compliance with the Hart Scott Rodino Act, which we refer to as the “HSR Act.” The notifications required under the HSR Act to the U.S. Federal Trade Commission, or the FTC, and the Antitrust Division of the U.S. Department of Justice, or the Antitrust Division, were filed on July 21, 2006.

Primedex and Radiologix have agreed to use their reasonable best efforts to take, or cause to be taken, all actions necessary proper or advisable under applicable law and regulations, including the HSR Act, to complete the merger as promptly as practicable, but in no event later than April 30, 2007, which date may be extended to May 31, 2007, in circumstances described below, in “Summary – Termination of the Merger Agreement” beginning on page 9 and in “The Merger Agreement – Termination of the Merger Agreement” beginning on page 126.

Termination of the Merger Agreement (beginning on page 127)

Primedex and Radiologix can terminate the merger agreement before the effective date of the merger under enumerated circumstances, including:

•                                          by mutual written consent of Primedex and Radiologix;

•                                          by either Primedex or Radiologix, if the merger has not been completed before April 30, 2007, provided that such date may be extended by Primedex or Radiologix up to and including May 31, 2007 if all conditions to effect the merger other than one or more regulatory conditions have been or are capable of being satisfied at the time of such extension, and the regulatory conditions have been or are reasonably capable of being satisfied on or prior to May 31, 2007;

•                                          by either Primedex or Radiologix, if any governmental entity has issued any statute, rule, regulation, executive order, decree, judgment, injunction, arbitration award, finding or other order (whether temporary, preliminary or permanent), that is in effect and that prevents or prohibits consummation of the merger;

•                                          by either Primedex or Radiologix, if Radiologix stockholders do not adopt the merger agreement at the special meeting and, in the case of a termination by Radiologix, the failure to obtain stockholder approval is not the result of Radiologix’s violation of the merger agreement. If, at the time of such termination, Primedex was entitled to terminate pursuant to the following bullet, termination by Radiologix as a result of Radiologix stockholders’ non-adoption of the merger agreement is effective only if Radiologix fulfills any obligations Radiologix may have to pay a termination fee of $3 million to Primedex and to reimburse Primedex for up to $1 million for its fees and expenses incurred in connection with the transactions contemplated by the merger agreement;

•                                          by Primedex, if prior to the receipt of Radiologix stockholder approval:

•                                          Radiologix’s board of directors withdraws, withholds, amends or modifies in a manner adverse to Primedex its recommendation to Radiologix’s stockholders in favor of adoption of the merger agreement;

•                                          Radiologix fails to include such recommendation in this proxy statement;

•                                          Radiologix’s board of directors approves or publicly recommends to its stockholders any other acquisition proposal;

•                                          Radiologix enters into any letter of intent or other contract for any other acquisition proposal;

•                                          Radiologix breaches any of its covenants relating to its obligation to hold the stockholder meeting, its board of directors’ obligation to recommend the adoption of the merger agreement or its obligation not to solicit other acquisition proposals; or

•                                          Radiologix’s board of directors fails to make a statement recommending the rejection of a tender or exchange offer not made by Primedex or any of its affiliates for Radiologix common stock within 10 business days after such tender or exchange offer is first published or given.

•                                          by either Primedex or Radiologix, if Primedex stockholders do not adopt the merger agreement at the annual meeting and, in the case of a termination by Primedex, the failure to obtain stockholder approval is not the result of Primedex’s violation of the merger agreement.

•                                          by Primedex, if there is a material adverse effect with respect to Radiologix or if any of Radiologix’s covenants, agreements, representations or warranties are breached and not cured within 20 business days and, as a result of Radiologix’s breach or misrepresentation, the conditions to closing would not be satisfied;

•                                          by Radiologix, if there is a material adverse effect with respect to Primedex, RadNet or Merger Sub or if any of the covenants, agreements, representations or warranties of Primedex or Merger Sub is breached and not cured within 20 business days and, as a result, the conditions to closing would not be satisfied; and

•                                          by Radiologix, if prior to the receipt of Radiologix stockholder approval:

•                                          Radiologix has not violated any of the covenants with respect to considering other acquisition proposals,

•                                          a superior offer is made to Radiologix and is not withdrawn,

•                                          Radiologix has promptly provided written notice to Primedex advising Primedex that Radiologix has received a superior offer and intends to change the recommendation of its board of directors with respect to the merger or to terminate the merger agreement and the manner and timing in which Radiologix intends to do so,

•                                          Primedex has not, within five days after receipt of the notice of superior offer, made an offer that Radiologix’s board of directors determines in its good faith judgment (after consultation with a financial advisor) to be at least as favorable to Radiologix stockholders as such superior offer, and

•                                          Radiologix’s board of directors concludes in good faith, after consultation with its outside legal counsel, that, in light of such superior offer and any offer made by Primedex within five days after receipt of the notice of superior offer, the Radiologix board is required to withdraw or modify its recommendation to Radiologix stockholders to vote in favor of the merger, or to terminate the merger agreement and pay to Primedex a termination fee of $3 million plus up to $1 million for fees and expenses incurred by Primedex in connection with the transactions contemplated by the merger agreement, to comply with its fiduciary obligations to Radiologix stockholders under applicable law.

Termination Fees and Expenses (beginning on page 128)

Primedex

The merger agreement provides that Primedex will pay to Radiologix the sum of the fees and expenses Radiologix incurred in connection with the transactions contemplated by the merger agreement, in an amount up to $1 million, if the merger agreement is terminated by Radiologix under either of the following circumstances:

•                                          any of Primedex’s, RadNet’s or Merger Sub’s representations or warranties set forth in the merger agreement have become untrue or incorrect, Primedex, RadNet or Merger Sub has not cured the misrepresentation within 20 business days after written notice of the misrepresentation, and the misrepresentation would cause conditions to the closing of the merger not to be satisfied; or

•                                          Primedex, RadNet or Merger Sub has breached any of its covenants or agreements set forth in the merger agreement, has not cured the breach within 20 business days after written notice of the breach and the breach would cause conditions to the closing of the merger not to be satisfied.

Radiologix

The merger agreement provides that Radiologix will pay to Primedex the sum of the fees and expenses Primedex incurred in connection with the transactions contemplated by the merger agreement, in an amount up to $1 million, if the merger agreement is terminated under the following circumstances:

•                                          by either Primedex or Radiologix, if Radiologix stockholders do not adopt the merger agreement at the special meeting of Radiologix stockholders and an alternative acquisition proposal is publicly announced at any time after the date of the merger agreement and before the vote on the merger agreement at the special meeting;

•                                          by Primedex, if prior to the receipt of Radiologix stockholder approval:

•                                          the Radiologix board of directors withdraws, withholds, amends or modifies in a manner adverse to Primedex its recommendation to Radiologix stockholders in favor of adoption of the merger agreement;

•                                          Radiologix fails to include such recommendation in this proxy statement;

•                                          the Radiologix board of directors approves or recommends to Radiologix stockholders any other acquisition proposal;

•                                          Radiologix enters into any letter of intent or other contract for any other acquisition proposal;

•                                          Radiologix breaches any of its covenants with respect to its obligation to hold the stockholder meeting, its board of director’s obligation to recommend to Radiologix stockholders the adoption of the merger agreement, or Radiologix’s obligation not to solicit other acquisition proposals; or

•                                          Radiologix’s board of directors fails to make a statement recommending the rejection of a tender or exchange offer not made by Primedex or any of its affiliates for Radiologix common stock within 10 business days after such tender or exchange offer is first published or given;

•                                          by Primedex, if:

•                                          any of Radiologix’s representations or warranties set forth in the merger agreement have become untrue or incorrect, Radiologix has not cured the misrepresentation within 20 business days after written notice of the misrepresentation, and the misrepresentation would cause conditions to the closing of the merger not to be satisfied; or

•                                          Radiologix has breached any of its covenants or agreements set forth in the merger agreement, has not cured the breach within 20 business days after written notice of the breach and the breach would cause conditions to the closing of the merger not to be satisfied;

•                                          by Radiologix, if prior to the receipt of Radiologix stockholder approval:

•                                          Radiologix has not violated any of the covenants with respect to considering other acquisition proposals,

•                                          a superior offer is made to Radiologix and is not withdrawn,

•                                          Radiologix has promptly provided written notice to Primedex advising Primedex that Radiologix has received a superior offer and intends to change the recommendation of its board of directors with respect to the merger or to terminate the merger agreement and the manner and timing in which it intends to do so;

•                                          Primedex has not, within five days after receipt of the notice of superior offer, made an offer that Radiologix’s board of directors determines in its good faith judgment (after consultation with a financial advisor) to be at least as favorable to Radiologix stockholders as such superior offer, and

•                                          Radiologix’s board of directors concludes in good faith, after consultation with its outside legal counsel, that, in light of such superior offer and any offer made by Primedex within five days after receipt of the notice of superior offer, the Radiologix board is required to withdraw or modify its recommendation to Radiologix stockholders to vote in favor of the merger, or to terminate the merger agreement and pay to Primedex a termination fee of $3 million, to comply with its fiduciary obligations to Radiologix’s stockholders under applicable law.

In addition to payment of Primedex’s expenses, Radiologix must pay Primedex a termination fee of $3 million if the merger agreement is terminated:

•                                          by Primedex, if prior to the receipt of Radiologix stockholder approval:

•                                          the Radiologix board of directors withdraws, withholds, amends or modifies in a manner adverse to Primedex its recommendation to Radiologix stockholders in favor of adoption of the merger agreement;

•                                          Radiologix fails to include such recommendation in this proxy statement;

•                                          the Radiologix board of directors approves or recommends to Radiologix stockholders any other acquisition proposal;

•                                          Radiologix enters into any letter of intent or other contract for any other acquisition proposal;

•                                          Radiologix breaches any of its covenants with respect to its obligation to hold the stockholder meeting, its board of director’s obligation to recommend to Radiologix stockholders the adoption of the merger agreement, or Radiologix’s obligation not to solicit other acquisition proposals; or

•                                          Radiologix’s board of directors fails to make a statement recommending the rejection of a tender or exchange offer not made by Primedex or any of its affiliates for Radiologix common stock within 10 business days after such tender or exchange offer is first published or given;

•                                          by Radiologix, if its stockholders do not adopt the merger agreement at the special meeting, and if at such time Primedex was entitled to terminate pursuant to any of the circumstances described in the immediately preceding bullet points;

•                                          by Radiologix or Primedex, if Radiologix stockholders do not adopt the merger as a result of Radiologix’s breach of the merger agreement, and an alternative acquisition proposal has been publicly announced at any time after the date of the merger agreement and before the vote on the merger agreement at the special meeting, and Radiologix enters into an alternative acquisition transaction involving at least 50% of its stock or assets within twelve months after the termination of the merger agreement; or

•                                          by Radiologix, if prior to the receipt of Radiologix stockholder approval:

•                                          Radiologix has not violated any of the covenants with respect to considering other acquisition proposals;

•                                          a superior offer is made to Radiologix and is not withdrawn;

•                                          Radiologix has promptly provided written notice to Primedex advising Primedex that Radiologix has received a superior offer and intends to change the recommendation of its board of directors with respect to the merger or to terminate the merger agreement and the manner and timing in which it intends to do so;

•                                          Primedex has not, within five days after receipt of the notice of superior offer, made an offer that Radiologix’s board of directors determines in its good faith judgment (after consultation with a financial advisor) to be at least as favorable to Radiologix stockholders as such superior offer; and

•                                          Radiologix’s board of directors concludes in good faith, after consultation with its outside legal counsel, that, in light of such superior offer and any offer made by Primedex within five days after receipt of the notice of superior offer, the Radiologix board is required to withdraw or modify its recommendation to Radiologix stockholders to vote in favor of the merger, or to terminate the merger agreement and pay to Primedex a termination fee of $3 million, to comply with its fiduciary obligations to Radiologix’s stockholders under applicable law.

Limitation on Considering Other Acquisition Proposals (beginning on page 123)

Radiologix has agreed that it will not, and will not permit any of its subsidiaries to, and will use all reasonable efforts to ensure that Radiologix or its representatives do not, directly or indirectly:

•                                          solicit, initiate, seek, entertain, encourage, facilitate, support or induce any acquisition proposal or the making of any inquiry or proposal that could reasonably be expected to lead to an acquisition proposal;

•                                          enter into, participate in, maintain or continue any communications or negotiations regarding, or furnish to any person any non-public information in response to or in connection with, any acquisition proposal;

•                                          agree to, accept, approve, endorse or recommend any acquisition proposal;

•                                          enter into any letter of intent or any other contract relating to any acquisition proposal;

•                                          submit any acquisition proposal to the vote of Radiologix stockholders;

•                                          withhold, withdraw or modify, in a manner adverse to Primedex, the approval of the Radiologix board of directors of the merger agreement; or

•                                          take any action or position that is inconsistent with, or withdraw or modify, in a manner adverse to Primedex, the unanimous recommendation of the board that Radiologix stockholders vote in favor of the adoption of the merger agreement.

An “acquisition proposal” means any agreement, offer, proposal or indication of interest (other than from Primedex) relating to, or involving: the acquisition by any person or group of more than a 10% interest in Radiologix’s total outstanding voting securities or more than a 5% interest in the total outstanding voting securities of any material company subsidiary or any tender or exchange offer that would result in any person beneficially owning 10% or more of Radiologix’s total outstanding voting securities or more than a 5% interest in the total outstanding voting securities of any material company subsidiary; any merger or other business combination involving Radiologix or its subsidiaries; or any sale, lease, mortgage, exchange, license, acquisition, transfer, pledge or disposition of 10% or more of Radiologix’s consolidated assets.

At any time prior to obtaining stockholder approval, subject to various restrictions, the Radiologix board of directors may nevertheless in response to an acquisition proposal that the Radiologix board of directors concludes in good faith (after consultation with outside legal and financial advisors) is, or is reasonably likely to become, a superior offer:

•                                          enter into discussions with the person making the acquisition proposal; and

•                                          furnish to the person making the acquisition proposal information with respect to Radiologix and its subsidiaries pursuant to a confidentiality agreement which contains terms that are at least as restrictive as the terms of the confidentiality agreement that Radiologix and Primedex have executed in connection with the merger and provided that Radiologix furnishes Primedex with the same information it has furnished to the person making the acquisition proposal prior to or at the same time as the information is furnished to the person making the acquisition proposal.

However, in each case:

•                                          neither Radiologix, its subsidiaries, nor any of Radiologix’s or its subsidiaries’ directors, officers, employees, affiliates, accountants, consultants, legal counsel, advisors, investment bankers, brokers, agents and other representatives will have violated the restrictions on considering other acquisition proposals set forth in the merger agreement and summarized in the preceding bullet points;

•                                          the Radiologix board of directors must first conclude in good faith, after consultation with outside legal counsel, that such action is reasonably required for the Radiologix board to comply with its fiduciary obligations to Radiologix stockholders; and

•                                          Radiologix must first notify Primedex in writing of the identity of the person making such acquisition proposal and the material terms and conditions of such acquisition proposal, and Radiologix’s intention to take actions in response to such acquisition proposal.

A “superior offer” means an unsolicited, bona fide written offer made by a third party for the acquisition by any person or group of more than a 50% interest in total outstanding Radiologix voting securities or any tender or exchange offer that would result in any person beneficially owning 50% or more of Radiologix’s total outstanding voting securities; any merger or other business combination involving Radiologix or its subsidiaries; or any sale, lease, transfer, pledge or disposition of 50% or more of its consolidated assets, on terms that the Radiologix board of directors has in good faith concluded (after consultation with outside legal counsel and financial advisor) to be more favorable, from a financial point of view, to Radiologix stockholders than the terms of the merger agreement and is reasonably capable of being consummated.

Radiologix has agreed to advise Primedex within twenty-four hours of the receipt of any acquisition proposal, of any inquiry or offer that contemplates an acquisition proposal, any other notice that any person is considering making an acquisition proposal, or any request for non-public information that could reasonably be expected to lead to an acquisition proposal:

•                                          of the material terms and conditions of such acquisition proposal, inquiry or request, and

•                                          the identity of the person making any such acquisition proposal, inquiry or request.

Nothing in the merger agreement prevents the Radiologix board of directors from withholding or modifying its unanimous recommendation to Radiologix stockholders in favor of adoption of the merger agreement, or terminating the merger agreement simultaneously with the payment of a termination fee to Primedex in the amount of $3 million plus up to $1 million for incurrence by Primedex of expenses in connection with the transactions contemplated by the merger agreement, if: Radiologix stockholders’ approval of the merger has not yet been obtained; Radiologix has not violated any of the restrictions on considering other acquisition proposals set forth in the merger agreement and summarized in the preceding paragraphs; a superior offer is made to Radiologix and is not withdrawn; Radiologix has promptly provided written notice to Primedex of the superior offer and the Radiologix board of directors’ intent to change its recommendation or to terminate the merger agreement; Primedex has not, within 5 business days after receipt of the written notice of a superior offer, made an offer to Radiologix that the Radiologix board of directors concludes in its good faith judgment after consultation with a financial advisor of national standing to be at least as favorable to Radiologix stockholders as such superior offer; and the Radiologix board of directors has concluded in good faith, after consultation with legal counsel, that, in light of such superior offer and any offer made by Primedex, it is required to withhold or modify such recommendation, or to terminate the merger agreement and pay to Primedex a termination fee in the amount of $3 million plus up to $1 million for incurrence by Primedex of expenses in connection with the transactions contemplated by the merger agreement, to comply with its fiduciary obligations to Radiologix stockholders under applicable legal requirements.

Material United States Federal Income Tax Consequences (beginning on page 115)

The merger will be taxable for U.S. federal income tax purposes to Radiologix stockholders. As a result, Radiologix stockholders will recognize gain or loss in respect of the merger equal to the difference between (i) the sum of the amount of cash received and the fair market value of the shares of Primedex common stock received as of the effective time of the merger and (ii) the stockholder’s adjusted tax basis in his or its shares of Radiologix common stock. Such gain or loss will be capital gain or loss if the stockholder held his or its shares of Radiologix common stock exchanged in the merger for more than one year.

Tax matters are complicated, and the tax consequences of the merger to each Radiologix stockholder will depend on the facts of each stockholder’s situation. Radiologix stockholders are urged to read carefully the discussion in the section entitled “Material United States Federal Income Tax Consequences” beginning on page 115 and to consult their own tax advisors for a full understanding of the tax consequences of their participation in the merger.

Accounting Treatment

The merger will be accounted for as a business combination using the “purchase” method of accounting. Primedex will be the acquirer for financial accounting purposes.

Risks (beginning on page 41)

In evaluating the merger you should carefully read this joint proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 41.

Comparison of Rights of Stockholders (beginning on page 132)

As a result of the merger, the holders of Radiologix common stock will become holders of Primedex common stock. Following the merger, Radiologix stockholders will have different rights as stockholders of Primedex than as stockholders of Radiologix due to differences among New York, California and Delaware law, and the difference between the certificates of incorporation and by-laws of Primedex and Radiologix.

For a summary of the material differences between the rights of Radiologix stockholders and Primedex stockholders, see “Comparison of Rights of Stockholders” beginning on page 132.

FINANCIAL SUMMARY

Primedex Market Price Data and Dividends

Primedex common stock trades on the Over-The-Counter Bulletin Board under the symbol “PMDX.OB.” The following table shows for the periods indicated the high and low sales prices for Primedex common stock as reported on the Over-The-Counter Bulletin Board.

	Price Range of Common Stock
Fiscal Year Ended	High	Low
October 31, 2004:
First Quarter	$.75	$.38
Second Quarter	.72	.38
Third Quarter	.47	.27
Fourth Quarter	.70	.30
October 31, 2005:
First Quarter	$.60	$.41
Second Quarter	.49	.24
Third Quarter	.43	.26
Fourth Quarter	.43	.26
October 31, 2006:
First Quarter	$.59	$.25
Second Quarter	1.40	.35
Third Quarter (through August 18, 2006)	2.10	1.20

The last reported sales prices of Primedex common stock on the Over-The-Counter Bulletin Board on July 6, 2006, and August 17, 2006, were $1.75 and $1.57, respectively. July 6, 2006, was the last full trading day prior to the public announcement of the merger. August    , 2006, was the last full trading day prior to the filing of this joint proxy statement/prospectus with the SEC.

As of August 17, 2006, there were approximately 3,947 holders of record of Primedex common stock.

The Primedex board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether or not to pay dividends and the amount of any dividends are based on compliance with the New York Business Corporations Law, California General Corporation Law, compliance with agreements governing Primedex’s indebtedness, earnings, cash requirements, results of operations, cash flows, financial condition and other factors that the board of directors considers important.

Radiologix Market Price Data and Dividends

Radiologix common stock is traded on the American Stock Exchange under the symbol “RGX.” The following table shows for the periods indicated the high and low sales prices for Radiologix common stock on the American Stock Exchange.

	Price Range of Common Stock
Fiscal Year Ended	High		Low
December 31, 2004:
First Quarter	$4.25		$3.25
Second Quarter	4.65		3.31
Third Quarter	4.68		3.30
Fourth Quarter	4.53		2.99
December 31, 2005:
First Quarter	$4.98		$4.08
Second Quarter	4.27		3.10
Third Quarter	4.55		3.15
Fourth Quarter	3.84		2.75
December 31, 2006:
First Quarter	$3.03		$1.47
Second Quarter	2.40		1.60
Third Quarter	[	]	[	]

The last reported sales prices of Radiologix common stock on the American Stock Exchange on July 6, 2006, and August 17, 2006, were $2.25 and $3.20, respectively. July 6, 2006, was the last full trading day prior to the public announcement of the merger. [         ], 2006, was the last full trading day prior to the filing of this joint proxy statement/prospectus with the SEC.

As of August 18, 2006, there were approximately 70 holders of record of Radiologix common stock.

The Radiologix board of directors has the power to determine the amount and frequency of the payment of dividends. Decisions regarding whether or not to pay dividends and the amount of any dividends are based on compliance with the DGCL, compliance with agreements governing Radiologix’s indebtedness, earnings, cash requirements, results of operations, cash flows, financial condition and other factors that the board of directors considers important.

Selected Historical Financial Data of Primedex

The following table shows selected historical financial data for Primedex. The data has been derived from Primedex’s audited consolidated financial statements for each of the five years ended October 31, 2005, and unaudited consolidated financial statements for the six months ended April 30, 2005 and 2006.

This information is only a summary. Detailed historical financial information is included in the audited consolidated balance sheets as of October 31, 2005, and October 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended October 31, 2005 included in Primedex’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005, filed with the SEC on February 14, 2006. You should read the following selected financial data together with Primedex’s historical consolidated financial statements, including the related notes, the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Primedex” and the other information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 213.

	Years Ended October 31,					Six Months Ended April 30,
(Amounts in thousands, except per share data)	2005	2004	2003	2002	2001	2006	2005
						(Unaudited)
Net Revenue	$145,573	$137,277	$140,259	$134,078	$107,567	$78,126	$69,300
Operating Expenses
Operating expenses	109,012	105,828	106,078	102,286	75,457	58,596	53,002
Depreciation and amortization	17,101	17,762	16,874	15,010	10,315	8,104	8,662
Provision for bad debts	4,929	3,911	4,944	6,892	3,851	2,739	1,843
Loss on disposal of equipment, net	696	—	—	—	—	(14)	698
Total operating expenses	131,738	127,501	127,896	124,188	89,623	69,425	64,205

Income from Operations	13,835	9,776	12,363	9,890	17,944	8,701	5,095
Other Expense (Income)
Interest expense	17,493	17,285	17,948	16,627	13,521	8,994	8,510
Loss (Gain) on debt extinguishment, net						2,097	(515)
Other income	(872)	(176)	(556)	(765)	(4,817)		(131)
Other expense	349	1,657	334	552	563	788	25
Total other expense	16,970	18,766	17,726	16,414	9,267	11,879	7,889
Income (Loss) Before Income Taxes, Minority Interest and Discontinued Operation	(3,135)	(8,990)	(5,363)	(6,524)	8,677	(3,178)	(2,794)
Income Tax Provision (Benefit)	—	5,235	—	—	(5,110)	—	—
Income (Loss) Before Minority Interest and Discontinued Operation	(3,135)	(14,225)	(5,363)	(6,524)	13,787	(3,178)	(2,794)
Minority Interest in Earnings (Loss) of Subsidiaries	—	351	101	(89)	(26)	—	—
Income (Loss) from Continuing Operations	(3,135)	(14,576)	(5,464)	(6,435)	13,813	(3,178)	(2,794)
Discontinued Operation:
Income from operation of Westchester Imaging Group	—	—	255	884	688	—	—
Gain on sale of discontinued operation	—	—	2,942	—	—	—	—
Income from Discontinued Operation	—	—	3,197	884	688	—	—
Net Income (Loss)	$(3,135)	$(14,576)	$(2,267)	$(5,551)	$14,501	(3,178)	(2,794)
Basic Earnings Per Share
Income (loss) from continuing operations	$(0.08)	$(0.35	$(0.13)	$(0.16)	$0.34	$(0.08)	$(0.07)
Income from discontinued operation	—	—	0.08	0.02	0.02	—	—
Basic Net Income (Loss) Per Share	$(0.08)	$(0.35)	$(0.05)	$(0.14)	$0.36	$(0.08)	$(0.07)
Diluted Earnings Per Share
Income (loss) from continuing operations	$(0.08)	$(0.35)	$(0.13)	$(0.16)	$0.31	$(0.08)	$(0.07)
Income from discontinued operation	—	—	0.08	0.02	0.02	—	—
Diluted Net Income (Loss) Per Share	$(0.08)	$(0.35)	$(0.05)	$(0.14)	$0.33	$(0.08)	$(0.07)
Weighted Average Shares Outstanding
Basic	41,208	41,107	41,091	40,876	39,961	41,473	41,107
Diluted	41,208	41,107	41,091	40,876	44,171	41,473	41,107

	As of October 31,					As of April 30, (unaudited)
	2005	2004	2003	2002	2001	2006

Balance Sheet Data:
Working capital	$(143,430)	$(32,172)	$(44,615)	$(44,668)	(26,987)	(4,347)

Total assets	121,233	127,451	142,035	151,639	128,429	122,979

Line of Credit, Notes Payable and Capital

Lease Obligations	149,794	153,142	149,534	158,587	131,190	153,334

Subordinated Bond Debentures	16,147	16,147	16,215	16,291	16,303	16,147
Stockholders’ Equity	(70,633)	(67,555)	(53,087)	(50,921)	(45,642)	(73,464)

Selected Historical Financial Data of Radiologix

The following table shows selected historical financial data for Radiologix. The data as of and for each of the five years ended December 31, 2005, were derived from Radiologix’s audited consolidated financial statements and the data for the six months ended June 30, 2005 and 2006 were derived from Radiologix’s unaudited consolidated financial statements.

This information is only a summary. Detailed historical financial information is included in the audited consolidated balance sheets as of December 31, 2005, and December 31, 2004, and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005, included in Radiologix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 31, 2006. You should read the following selected financial data together with Radiologix’s historical consolidated financial statements, including the related notes, the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Radiologix” and the other information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 213.

SELECTED CONSOLIDATED FINANCIAL DATA
(in thousands, except per share data)

	YEAR ENDED DECEMBER 31,					For the Six Months Ended June 30, (unaudited)
	2005	2004(a)(b)	2003(c)	2002	2001(d)	2006(e)	2005
		(As restated)					(As restated)
SERVICE FEE REVENUE	$251,440	$251,291	$242,038	$256,344	$256,334	$130,246	$127,062
COSTS OF OPERATIONS:
Cost of services	160,898	158,613	149,034	145,049	138,715	81,248	80,449
Equipment lease	13,035	17,660	17,230	15,653	18,357	7,642	6,037
Provision for doubtful accounts	19,033	22,337	20,228	21,540	22,877	10,887	9,126
Depreciation and amortization	23,430	22,999	23,926	24,568	22,037	12,024	11,502
Gross profit	35,044	29,682	31,620	49,534	54,348	18,445	19,948
Severance and Other Related Costs	670	405	1,568	978	—	—	—
Lease Termination Expense	—	13,948	—	—	—	—	—
Corporate General and Administrative	16,872	18,919	15,335	15,172	14,336	9,164	9,333
Impairment of Goodwill, Intangible and Long-lived Assets	2,241	14,558	523	794	—	—	—
Merger Related Costs	—	—	—	—	1,000	—	—
Supplemental Incentive Compensation	—	—	—	—	615	—	—
Loss on Early Extinguishment of Debt	—	—	—	—	4,730	—	—
Interest Expense, Net	18,295	18,596	19,281	18,388	14,911	8,803	9,241
Gain on Sale of Operations	—	(4,669)	—	—	—	—	—
Income (loss) before Equity in Earnings of Unconsolidated Affiliates, Non-Operating Income, Minority Interest in Consolidated Subsidiaries, Income Taxes and Discontinued Operations	(3,034)	(32,075)	(5,087)	14,202	18,756	478	1,374
Equity in Earnings of Unconsolidated Affiliates	3,928	2,865	4,082	4,568	5,017	2,070	1,661
Non-Operating Income	—	—	—	—	1,300	—	—
Minority Interests In Income of Consolidated Subsidiaries	(632)	(791)	(748)	(1,185)	(1,092)	(378)	(303)
INCOME (LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	262	(30,001)	(1,753)	17,585	23,981	2,170	2,732
Income Tax Expense (Benefit)	662	(5,848)	(701)	7,034	9,592	170	169
INCOME (LOSS) FROM CONTINUING OPERATIONS	(400)	(24,153)	(1,052)	10,551	14,389	2,000	2,563
Discontinued Operations:
Income (loss) from discontinued operations before income taxes	(1,131)	(13,128)	(11,519)	342	(931)	277	(404)
Income tax expense (benefit)	—	(5,426)	(4,608)	137	(372)	—	—
Income (loss) from discontinued operations	(1,131)	(7,702)	(6,911)	205	(559)	277	(404)
NET INCOME (LOSS)	$(1,531)	$(31,855)	$(7,963)	$10,756	$13,830	$2,277	$2,159
EARNINGS (LOSS) PER COMMON SHARE:
Income (loss) from continuing operations — basic	$(0.02)	$(1.11)	$(0.05)	$0.50	$0.74	0.09	0.12
Income (loss) from discontinued operations — basic	(0.05)	(0.35)	(0.32)	0.01	(0.03)	0.01	(0.02)
Net income (loss)—basic	$(0.07)	$(1.46)	$(0.37)	$0.51	$0.71	$0.10	$0.10
Income (loss) from continuing operations—diluted	$(0.02)	$(1.11)	$(0.05)	$0.47	$0.68	$0.09	$0.11
Income (loss) from discontinued operations—diluted	(0.05)	(0.35)	(0.32)	0.01	(0.02)	0.01	(0.01)
Net income (loss)—diluted	$(0.07)	$(1.46)	$(0.37)	$0.48	$0.66	$0.10	$0.10
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	22,067,445	21,789,517	21,724,165	20,957,026	19,559,185	22,242,417	22,128,425
Diluted	22,067,445	21,789,517	21,724,165	23,967,427	22,652,372	22,316,713	22,625,931

(a)

Service fee revenue and equity in earnings of unconsolidated affiliates were reduced by $9.1 million and $286,000, respectively, due to a change in estimating contractual adjustments, in the fourth quarter of 2004.

(b)

Cost of services for the year ended December 31, 2004 includes: (i) $315,000 for lease termination costs related to diagnostic equipment no longer in use; (ii) $200,000 to write-off software costs associated with canceling a software contract and (iii) $295,000 for a litigation settlement.

(c)

Cost of services for the year ended December 31, 2003 includes: (i) $546,000 to meet HIPAA compliance requirements, (ii) $775,000 associated with self reporting certain lease agreements terms to the U.S. Department of Health & Human Services’ Office of the Inspector General (OIG), (iii) $300,000 for a legal settlement, and (iv) $363,000 for financing costs related to an amendment of the credit facility.

(d)	Non-operating income in 2001 represents $1.3 million for partial consideration for an early termination of management services provided at certain imaging centers not owned or operated by Radiologix.
(e)	Cost of services for the six months-ended June 30, 2006, includes $245,000 for litigation expenses.

	As of December 31,					As of June 30, (unaudited)
	2005	2004	2003	2002	2001	2006
		(As restated)

Balance Sheet Data:
Working capital	$70,509	$72,644	$74,050	$60,450	$55,214	$76,049
Total assets	234,528	238,889	279,514	296,091	284,725	237,154
Long-term debt and capital lease obligations	158,364	158,519	162,075	166,249	172,947	158,348
Convertible debt	11,980	11,980	11,980	11,980	24,205	11,980
Stockholders’ equity	28,971	29,097	60,684	68,367	44,476	31,995

PRIMEDEX HEALTH SYSTEMS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined financial statements are based on the historical consolidated statements of Primedex after giving effect to the merger with Radiologix,, borrowings used to finance the merger and the assumptions and adjustments described in the attached notes to the unaudited pro forma condensed combined financial statements.

The unaudited pro forma condensed combined statement of operations is prepared using the historical consolidated statements of operations of Primedex for the year ended October 31, 2005 and the six months ended April 30, 2006 and the historical consolidated statements of operations of Radiologix for the year ended December 31, 2005 and the six months ended June 30, 2006 as if the merger and borrowings to finance the merger occurred on November 1, 2004. The unaudited pro forma condensed combined balance sheet is presented as if the merger and borrowings used to finance the merger occurred on April 30, 2006 and combines the unaudited condensed balance sheets of Primedex as of April 30, 2006 and Radiologix as of June 30, 2006.

The preliminary allocation of purchase price used in the unaudited pro forma condensed combined financial statements is based upon preliminary estimates. The estimates and assumptions are subject to change upon the effective date of the merger and finalization of the valuation of Radiologix’s assets and liabilities. The unaudited pro forma condensed combined financial statements do not include the effects of any anticipated operating efficiencies or cost savings upon the merger. The unaudited pro forma condensed combined financial statements are for illustrative purposes only, and are not necessarily indicative of the consolidated results of operations or financial position of Primedex that would have been reported had the merger and borrowings been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial position of Primedex. The pro forma adjustments are based on preliminary information available at the time of the preparation of this document. Estimated valuation of stock-based compensation included in the unaudited pro forma condensed combined financial statement for the year ended October 31, 2005 for Primedex and the year ended December 31, 2005 for Radiologix do not include the impact of SFAS No. 123 (revised 2004) Share-Based Payment (“SFAS No. 123R”).

GE Healthcare Financial Services has provided a commitment for a $405.0 million of senior debt financing, which includes a $45.0 million revolving credit facility for working capital and general corporate purposes that will be substantially undrawn and available to Primedex at the close of the transaction. The remaining $360.0 million will fund the cash purchase price of Radiologix and refinance substantially all of the existing debt of Primedex and Radiologix.

The unaudited pro forma condensed combined financial statements and the accompanying notes are based upon the respective historical consolidated financial statements of Primedex and Radiologix and should be read in conjunction with the historical consolidated financial statements and accompanying notes of Primedex and Radiologix included in this filing.

PRIMEDEX HEALTH SYSTEMS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
APRIL 30, 2006
(in thousands)

	Primedex April 30, 2006	Radiologix June 30, 2006	Pro Forma Adjustments		Pro Forma Combined
Assets
Current assets:
Cash and cash equivalents	$2	$43,671	$(42,440)	A	1,233
Restricted cash	—	5,750	—		5,750
Accounts receivable, net of allowances	23,537	41,237	—		64,774
Due from affiliates	—	704	—		704
Federal and state income tax receivables	—	6,101	—		6,101
Other current assets	1,763	4,643	—		6,406
Total current assets	25,302	102,106	(42,440)		84,968

Long-term assets:
Property and equipment, net	63,687	68,610	14,020	B	146,317
Accounts receivable, net of allowances	1,338	—	—		1,338
Investments in joint ventures	—	9,113	—		9,113
Goodwill	23,099	—	41,396	C	64,495
Other intangible assets, net		52,384	7,762	D	60,146
Deferred financing costs, net	—	4,117	5,066	E	9,183
Other assets	9,553	824	(6,569)	F	3,808
Total long-term assets	97,677	135,048	61,675		294,400

Total assets	$122,979	$237,154	$19,235		$379,368

Liabilities and Stockholders’ Equity
Current liabilities:
Cash disbursements in transit	$5,439	$—	$—		$5,439
Accounts payable and other accrued expenses	21,492	8,777	(4,877)	G	25,392
Accrued physician retention	—	8,115	—		8,115
Accrued salaries and benefits	—	7,767	4,433	H	12,200
Accrued interest	—	683	444	I	1,127
Accrued restructuring charges	—	—	332	J	332
Current maturities of term loan B	—	—	2,250	K	2,250
Current maturities of notes payable	860	—	(860)	K	—
Current maturities of capital lease obligations	1,858	33	—		1,891
Other current liabilities	—	682	—		682
Total current liabilities	29,649	26,057	1,722		57,428

Long-term liabilities:
Subordinated bond debentures	16,147	—	(16,147)	K	—
Line of credit	2,289	—	(2,289)	K	—
Term loan B-long term	—	—	222,750	K	222,750
Second lien credit facility-long term	—	—	135,000	K	135,000
Long-term debt, net of current portion	144,925	158,270	(303,195)	K	—
Convertible debt	—	11,980	(11,980)	K	—
Capital lease obligations, net of current portion	3,402	45	—		3,447
Deferred revenue	—	6,290	(6,290)		—
Other liabilities	31	1,372	—		1,403
Total long-term liabilities	166,794	177,957	17,849		362,600

Commitments and contingencies	—	—	—		—
Minority interests in consolidated subsidiaries	—	1,145	—		1,145
Stockholders’ equity	(73,464)	31,995	(336)	K	(41,805)

Total liabilities and stockholders’ equity	$122,979	$237,154	$19,235		$379,368

PRIMEDEX HEALTH SYSTEMS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended April 30, 2006
(in thousands, except per share data)

	For the Six Months Ended April 30, 2006 Primedex	For the Six Months Ended June 30, 2006 Radiologix	Pro Forma Adjustments		Pro Forma Combined

Service fee revenue	$78,126	$130,246	$(204)	N	$208,168
Cost of operations:
Cost of services	58,596	81,248	9,018	O	148,862
Equipment leases	—	7,642	146	P	7,788
Provision for doubtful accounts	2,739	10,887	—		13,626
Depreciation and amortization	8,104	12,024	916	Q	21,044
Loss (gain) on disposal of equipment, net	(14)	—	—		(14)
Gross profit	8,701	18,445	(10,284)		16,862

Corporate general and administrative	—	9,164	(9,164)	S	—
Interest expense, net, including amortization of deferred financing costs	8,994	8,803	1,855	T	19,652
Gain on debt extinguishment	2,097	—	—		2,097
Other expense (income), net	788	—	—		788

Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	(3,178)	478	(2,975)		(5,675)

Equity in earnings of unconsolidated affiliates	—	2,070	—		2,070

Minority interests in income of consolidated subsidiaries	—	(378)	—		(378)

INCOME (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	(3,178)	2,170	(2,975)		(3,983)

Income tax expense	—	170	—		170

INCOME (LOSS) FROM CONTINUING OPERATIONS	$(3,178)	$2,000	$(2,975)		$(4,153)

INCOME (LOSS) PER COMMON SHARE:
Income (loss) from continuing operations—basic	$(0.08)	$0.09			$(0.06)
Income (loss) from continuing operations—diluted	$(0.08)	$0.09			$(0.06)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	41,473,111	22,242,417	379,505	M	64,095,033
Diluted	41,473,111	22,316,713	305,209	M	64,095,033

PRIMEDEX HEALTH SYSTEMS, INC.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Twelve Months Ended October 31, 2005
(in thousands, except per share data)

	For the Twelve Months Ended October 31, 2005 Primedex	For the Twelve Months Ended December 31, 2005 Radiologix	Pro Forma Adjustments		Pro Forma Combined

Service fee revenue	$145,573	$251,440	$(409)	N	$396,604
Cost of operations:
Cost of services	109,012	160,898	16,687	O	286,597
Equipment leases	—	13,035	166	P	13,201
Provision for doubtful accounts	4,929	19,033	—		23,962
Depreciation and amortization	17,101	23,430	1,834	Q	42,365
Gain on disposal of equipment, net	696	—	19	R	715
Gross profit	13,835	35,044	(19,115)		29,764

Corporate general and administrative	—	16,872	(16,872)	S	—
Impairment of goodwill, intangible and long-lived assets	—	2,241	—		2,241
Interest expense, net, including amortization of deferred financing costs	17,493	18,295	3,639	T	39,427
Other expense (income), net	(523)	670	—		147

Loss before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	(3,135)	(3,034)	(5,882)		(12,501)

Equity in earnings of unconsolidated affiliates	—	3,928	—		3,928

Minority interests in income of consolidated subsidiaries	—	(632)	—		(632)

INCOME (LOSS) BEFORE INCOME TAXES FROM CONTINUING OPERATIONS	(3,135)	262	(5,882)		(8,755)

Income tax expense	—	662	—		662

LOSS FROM CONTINUING OPERATIONS	$(3,135)	$(400)	$(5,882)		$(9,417)

LOSS PER COMMON SHARE:
Loss from continuing operations—basic	$(0.08)	$(0.02)			$(0.15)
Loss from continuing operations—diluted	$(0.08)	$(0.02)			$(0.15)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	41,207,909	22,067,445	554,477	M	63,829,831
Diluted	41,207,909	22,067,445	554,477	M	63,829,831

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL STATEMENTS

1.                                      Basis of Pro Forma Presentation

On July 6, 2006, Primedex Health Systems, Inc. and Radiologix, Inc. entered into a definitive agreement under which Primedex would merge with and into Radiologix in a business combination to be accounted for using the purchase method. The combined unaudited pro forma historical financial statements assume the issuance of 22,621,922 shares of Primedex common stock and $42,950,000 in cash. The average market price per share of Primedex common stock of approximately $1.74 is based on the average closing price for June 28, 2006 through July 13, 2006.

The estimated purchase price and the allocation of the estimated purchase price discussed below are preliminary based on management’s best estimate because the proposed merger has not yet been completed and the final valuation has not been completed. The final allocation of the purchase price will be based on Radiologix’s assets and liabilities on the closing date.

The following notes to the unaudited pro forma condensed consolidated financial statements give effect to the Radiologix merger as if it had occurred, for balance sheet purposes, on April 30, 2006 and, for statement of operations purposes, on November 1, 2004. The preliminary estimated total purchase price of the merger is as follows:

(in thousands)
Value of stock given by Primedex to Radiologix	$39,400	*
Cash	42,950
Estimated transaction fees and expenses	13,552	**
Total Purchase Price	$95,902

(*) Calculated as 22,621,922 shares multiplied by $1.74 (average closing price for June 28, 2006 to July 13, 2006).

(**) Includes $6,940,000 in assumed liabilities of Radiologix, including $2,200,000 in merger and acquisition fees and $4,740,000 in bond prepayment penalties.

Under the purchase method of accounting, the total estimated purchase price as shown above is allocated to Radiologix’s net tangible and intangible assets based on their estimated fair values as of the date of the completion of the merger. The preliminary allocation of the pro forma purchase price is as follows:

(in thousands)
Current assets	$102,106
Property and equipment, net	82,630
Identifiable intangible assets	59,034
Goodwill	41,396
Investments in joint ventures	9,113
Other assets	824
Current liabilities	(26,057)
Accrued restructuring charges	(332)
Long-term liabilities	(171,667)
Minority interests in consolidated subsidiaries	(1,145)
Total purchase price	$95,902

We have estimated the fair value of tangible assets acquired and liabilities assumed. Some of these estimates are subject to change, particularly those estimates relating to the valuation of property and equipment and identifiable intangible assets. The allocation of the purchase price is preliminary and based upon management’s best estimate because the proposed merger has not yet been completed and the final valuation has not been completed. The final allocation of the purchase price will be based upon Radiologix’s assets and liabilities on the closing date and the allocation of the purchase price will be reviewed by an external valuation expert.

Cash, marketable securities, investments and other assets:  Primedex valued cash, marketable securities, investments and other assets at their respective carrying amounts as Primedex believes that these amounts approximate their current fair values or the fair values.

Identifiable intangible assets. Primedex expects identifiable intangible assets acquired to include management service agreements. Management service agreements represent the underlying relationships and agreements with certain professional radiology groups.

Identifiable intangible assets consist of:

			Estimated
	Estimated	Amortization	Annual
(in thousands)	Fair Value	Period	Amortization
Management service agreements	$59,034	25 years	$2,361

Primedex has determined the preliminary fair value of intangible assets with limited discussions with Radiologix management and a review of certain transaction-related documents prepared by Radiologix management.

Estimated useful lives for the intangible assets were based on the average contract terms, which are greater than the amortization period that will be used for management contracts. Intangible assets are being amortized using the straight-line method, considering the pattern in which the economic benefits of the intangible assets are consumed.

Goodwill. Approximately $41,396,000 has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the underlying net tangible and intangible assets. In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, goodwill will not be amortized but instead will be tested for impairment at least annually. In the event that the management of the combined company determines that the value of goodwill has become impaired, the combined company will incur an accounting charge for the amount of impairment during the fiscal quarter in which the determination is made.

2.                                      Pro Forma Adjustments

The following is a brief description of the preliminary adjustments which may change as additional information is obtained. These adjustments are based on management’s best estimate. In addition, these adjustments include reclassifications to conform the financial statement presentation of Radiologix with Primedex.

(In thousands)
(A)	To record the cash portion of the purchase price:
	Cash	$42,950
	Estimated transaction fees and expenses	13,552
		56,502
	Less: Increase in cash from borrowings (see Note K)	14,062
		$42,440
(B)	Adjustments to property and equipment, net:
	To record the estimated fair market value adjustment to net property and equipment	$14,020

(C)	Adjustments to goodwill:

	To record the preliminary purchase price allocation to goodwill as though the acquisition had occurred on April 30, 2006:
	Total purchase price	$95,902
	Net assets of Radiologix:
	Book equity of Radiologix	$31,995
	Fair market value adjustment to property and equipment	14,020
	Increase in other intangible assets	6,650
	Elimination of deferred financing costs	(4,117)
	Accrued restructuring charges	(332)
	Elimination of deferred revenue	6,290
	Adjusted net assets	$54,506
	Goodwill	$41,396

(D)	Adjustments to other intangible assets:
	To reclass Primedex intangible asset trade name from other assets	$1,112
	To eliminate Radiologix historical intangible assets	(52,384)
	To record the preliminary purchase price allocation to other intangible assets as though the acquisition had occurred on April 30, 2006	59,034
		$7,762

(E)	Adjustments to deferred financing costs:
	To eliminate Radiologix historical net deferred financing costs due to refinancing of this debt	$(4,117)
	To record the estimated deferred financing costs	9,183
		$5,066

(F)	Adjustments to other assets:
	To reclass Primedex other asset trade name to intangible assets	$(1,112)
	To write-off Primedex historical deferred financing charges and loan fees	(5,457)
		$(6,569)

(G)	Adjustments to accounts payable and other accrued expenses:
	To reclass Primedex accrued salaries and benefits	$(4,433)
	To reclass Primedex accrued interest	(444)
		$(4,877)

(H)	To reclass Primedex accrued salaries and benefits	$4,433

(I)	To reclass Primedex accrued interest	$444

(J)	To record restructuring charges related to severance for certain employees of Radiologix.	$332

(K)	To record the payments to be made from the proceeds of the new indebtedness:

	Sources:
	Term loan B—current	$2,250
	Term loan B—long-term	222,750
	Second lien credit facility	135,000
	Total sources	$360,000

	Uses:
	Current maturities of notes payable—Primedex	$860
	Subordinated bond debentures—Primedex	16,147
	Line of credit—Primedex	2,289
	Long-term debt—Primedex	144,925
	Long-term debt—Radiologix	158,270
	Convertible debt—Radiologix	11,980
	Deferred financing fees (see Note E)	9,183
	Primedex fees and expenses (see Note M)	2,284
	Total uses	$345,938

	Increase in cash (see Note A)	$14,062

(L)	To eliminate Radiologix deferred revenue	$(6,290)

(M)	Adjustments to stockholders’ equity:
	To eliminate Radiologix historical stockholders’ equity and weighted shares outstanding as part of the purchase transaction	$(31,995)
	To record the issuance of 22,621,922 shares of Primedex stock at an average market price of $1.74 per share to acquire Radiologix	39,400
	To write-off Primedex historical deferred financing charges and loan fees	(5,457)
	To record Primedex fees and expenses	(2,284)
		$(336)

		Six Months Ended	Year Ended
		April 30, 2006	October 31, 2005

(N)	To eliminate Radiologix deferred revenue amortization	$(204)	$(409)

		Six Months Ended	Year Ended
		April 30, 2006	October 31, 2005

(O)	To reclass Radiologix corporate overhead as cost of services	$9,164	$16,872
	To reclass Primedex equipment rental from cost of services	(146)	(166)
	To reclass Radiologix losses from sale or disposal of assets from cost of services	—	(19)
		$9,018	$16,687

		Six Months Ended	Year Ended
		April 30, 2006	October 31, 2005

(P)	To reclass Primedex equipment rental from cost of services	$146	$166

		Six Months Ended	Year Ended
		April 30, 2006	October 31, 2005

(Q)	To record additional depreciation on property and equipment revaluation as a result of the purchase price allocation	$1,402	$2,804
	To eliminate Radiologix amortization expense on historical intangible assets related to management service agreements	(1,667)	(3,331)
	To add amortization of identifiable intangible assets recorded as a result of purchase price allocation	1,181	2,361
		$916	$1,834

		Six Months Ended	Year Ended
		April 30, 2006	October 31, 2005

(R)	To reclass Radiologix losses from sale or disposal of assets from cost of services	$—	$19

		Six Months Ended	Year Ended
		April 30, 2006	October 31, 2005

(S)	To reclass Radiologix corporate overhead as cost of services	$(9,164)	$(16,872)

		Six Months Ended	Year Ended
		April 30, 2006	October 31, 2005

(T)	To eliminate Radiologix interest income with use of cash as part of the purchase transaction	$742	$956

	To reverse interest expense related to historical notes, leases, bonds and lines of credit with new financing related to the purchase transaction:
	For Radiologix	(8,954)	(17,908)
	For Primedex	(8,282)	(15,871)
	To add interest expense related to new financing related to the purchase transaction (1)	18,900	37,800
	To reverse interest expense related to historical deferred financing charges and loan fees with new financing related to the purchase transaction:
	For Radiologix	(825)	(1,650)
	For Primedex	(451)	(1,137)

	To add interest expense related to new financing transaction fees (2)	725	1,449
		$1,855	$3,639

(1)          Assume a first lien six-year, 1% principal payment per year, note payable of $225 million at LIBOR + 3.5%, or an estimated 9.0%, and a second lien seven-year, interest-only note payable of $135 million at LIBOR + 7.5%, or an estimated 13.0%.

The interest expense calculation presented above uses the actual LIBOR rates for the periods presented to determine the interest rate applied to the borrowings under the Term Loan B and the Second Lien Credit Facility. If the LIBOR rate increases or decreases, the effect on interest expense would be as follows:

	Effect on Interest Expense
LIBOR rate	Six Months	Year Ended
Increase/Decrease	April 30, 2006	October 31, 2005
0.25%	$450,000	$900,000
0.50%	900,000	1,800,000
0.75%	1,350,000	2,700,000
1.00%	1,800,000	3,600,000

(2)          Estimated financing fees of  $9.2 million for the Primedex acquisition of Radiologix amortized over the weighted-average financing period of approximately 76 months, or approximately $121 per month.

The pro forma statements of income contain no adjustment of the Primedex net deferred financing costs of $5,457,000 as of April 30, 2006, and debt prepayment penalties of $2,284,000 that will be expensed upon refinancing the existing debt of Primedex.

QUESTIONS AND ANSWERS ABOUT THE STOCKHOLDER MEETINGS AND THE MERGER

The following questions and answers briefly address some commonly asked questions about the stockholder meetings and the merger. They may not include all the information that is important to you. Primedex and Radiologix urge you to carefully read this entire joint proxy statement/prospectus, including the annexes and the other documents to which we have referred you. We have included page references in parts of this summary to direct you to a more detailed description of each topic presented elsewhere in this joint proxy statement/prospectus.

The Merger

Q:	Why am I receiving this joint proxy statement/prospectus?

A:

Radiologix and Primedex have agreed to the acquisition of Radiologix by Primedex under the terms of a merger agreement that is described in this joint proxy statement/prospectus. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.

In order to complete the merger, Primedex stockholders and Radiologix stockholders must adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. Radiologix and Primedex will hold separate meetings of their respective stockholders to obtain these approvals, as well as for Primedex to consider various other proposals unrelated to the transaction.

This joint proxy statement/prospectus contains important information about the merger, the merger agreement and the meetings of the respective stockholders of Radiologix and Primedex, which you should read carefully. The enclosed voting materials allow you to vote your shares without attending your respective company’s meeting.

Your vote is very important. We encourage you to vote as soon as possible.

Q:	What is the proposed transaction for which I am being asked to vote?

A:

Radiologix stockholders are being asked to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. The approval of this proposal by Radiologix stockholders is a condition to the effectiveness of the merger.

Primedex stockholders are being asked to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock pursuant to the terms of the merger agreement. The approval of this proposal by the Primedex stockholders is a condition to the effectiveness of the merger. See “The Merger Agreement — Conditions to Completion of the Merger” beginning on page 125 and “Summary — Conditions to Completion of the Merger” beginning on page 7.

Q:	What are the positions of the Radiologix and Primedex boards of directors regarding the merger?

A:

Both boards of directors have unanimously approved the merger agreement and the transactions contemplated by the merger agreement, including the merger, and determined that the transactions contemplated by the merger agreement are advisable and fair to, and in the best interests of, their respective company and stockholders. The Radiologix board of directors recommends that the Radiologix stockholders vote FOR the proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the Radiologix special meeting. The Primedex board of directors recommends that the Primedex stockholders vote FOR the proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock pursuant to the terms of the merger agreement, at the Primedex annual meeting. See “The Merger — Primedex’s Reasons for the Merger and Recommendation of Primedex’s Board of Directors” beginning on page 89, “The Merger — Radiologix’s Reasons for the Merger and Recommendation of Radiologix’s Board of Directors” beginning on page 88, “Summary — Recommendation of the Boards of Directors to Radiologix and Primedex Stockholders” beginning on page 4.

Q:	What vote is needed by Radiologix stockholders to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the Radiologix special meeting?

A:

The adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, requires the affirmative vote of a majority of the outstanding shares of Radiologix common stock. If a Radiologix stockholder does not vote, it will have the same effect as a vote AGAINST the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger. See “The Radiologix Special Meeting—Required Stockholder Vote” beginning on page 56.

Q:

What vote is needed by Primedex stockholders to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock pursuant to the terms of the merger agreement at the Primedex annual meeting?

A:

The adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock pursuant to the terms of the merger agreement, requires the affirmative vote a majority of the outstanding shares of Primedex common stock. If a Primedex stockholder does not vote, it will have the same effect as a vote AGAINST the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock. See “The Primedex Annual Meeting—Required Stockholder Vote “ beginning on page 62.

Q:	Are there any Radiologix officers, directors or stockholders already committed to voting in favor of the merger?

A:

Yes. Contrarian Equity Fund, L.P., a Radiologix stockholder, which owns approximately 16.4% of the outstanding shares of Radiologix common stock, is a party to a voting agreement with Primedex under which it is obligated to vote its shares in favor of adopting the merger agreement and the merger.

Q:	Do Radiologix stockholders have appraisal rights?

A:

Yes. Radiologix stockholders who do not vote in favor of adopting the merger agreement and the transactions contemplated by the merger agreement, including the merger, and who otherwise comply with the requirements of Delaware law will be entitled to appraisal rights to receive the statutorily determined “fair value” of their shares of Radiologix common stock as determined by the Delaware Chancery Court, rather than the merger consideration. Radiologix stockholders will not have appraisal rights in connection with any of the other meeting proposals. For a description of the appraisal rights available to Radiologix stockholders, see “Summary—Appraisal and Dissenters’ Rights” beginning on page 6 and “The Merger—Appraisal and Dissenters’ Rights “ beginning on page 109.

Q:	Do Primedex stockholders have appraisal rights?

A:

Yes. If you are a Primedex stockholder and a class of equity securities of Primedex is not listed on the American Stock Exchange (or another applicable national securities exchange) at the time of the merger, under California law you will have the right to dissent from the merger by exercising dissenters’ rights. If a Primedex stockholder elects to exercise dissenters’ rights, the stockholder must precisely comply with all of the procedures set forth in Chapter 13 of the California General Corporation Law. Chapter 13 of the California General Corporation Law is reprinted in its entirety and attached to this joint proxy statement/prospectus as Annex G. For a description of the dissenters’ rights available to Primedex stockholders, see “Summary—Appraisal and Dissenters’ Rights” beginning on page 6. Primedex stockholders are not entitled to dissenters’ rights under New York law, see “The Merger—Appraisal and Dissenters’ Rights” beginning on page 109.

Q:	Why do California corporate laws apply to Primedex, a corporation organized under the laws of New York?

A:

Until shares of Primedex common stock are listed on a national securities exchange or designated for trading on the Nasdaq National Market, pursuant to California law, Primedex is currently subject to Section 2115 of the California General Corporation Law, which mandates that certain California’s corporate laws apply to non-California corporations, because (1) a majority of the holders of record of Primedex’s common stock were residents of California on the record date for the latest meeting of stockholders held during its latest full income year and (2) Primedex met certain tests regarding property, payroll and sales in California during its latest full income year.

Q:	When do you expect to complete the merger?

A:

If the merger agreement and the transactions contemplated by the merger agreement, including the merger, are adopted at the Radiologix special meeting and the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock are adopted at the Primedex annual meeting, we expect to complete the merger as soon as possible after the satisfaction of the other conditions to the merger. We currently anticipate that the merger will be completed by the end of the 2006 calendar year. See “The Merger Agreement—Completion and Effectiveness of the Merger” on page 118.

Q:	What are the material U.S. federal income tax consequences of the merger to stockholders?

A:

The merger will be taxable for federal income tax purposes to Radiologix stockholders. As a result, each Radiologix stockholder will recognize gain or loss in respect of the merger equal to the difference between (i) the sum of the amount of cash received and the fair market value of the shares of Primedex common stock received as of the effective time of the merger and (ii) the stockholder’s adjusted tax basis in the stockholder’s shares of Radiologix common stock. Such gain or loss will be a capital gain or loss if the stockholder held the stockholder’s shares of Radiologix common stock exchanged in the merger for more than one year.

We anticipate that the merger will have no material U.S. federal income tax consequences to Primedex stockholders.

Tax matters are very complicated. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For more information regarding the tax consequences of the merger, please see “Material United States Federal Income Tax Consequences” beginning on page 115.

Q:	Should I send in my stock certificates now?

A:

No. If the merger is completed, Primedex will send Radiologix stockholders written instructions for sending in their stock certificates. See “The Radiologix Special Meeting—Solicitations of Proxies” beginning on page 56 and “The Merger Agreement—Conversion of Shares; Procedures for Exchange of Certificates” on page 118. Primedex stockholders will not need to send in their stock certificates.

Q:	Who can answer my questions about the merger?

A:

If you have any questions about the merger or your stockholder meeting, need assistance in voting your shares, or need additional copies of this joint proxy statement/prospectus or the enclosed proxy card(s) or voting instructions, you should contact:

Primedex Health Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025
Attention: Investor Relations
Telephone: (310) 478-7808

or

Radiologix, Inc.
3600 JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2776
Attention: General Counsel
Telephone: (214) 303-2776

Other Primedex Annual Meeting Proposals

Q:	On what other proposals am I being asked to vote at the Primedex annual meeting?

A:	At Primedex’s annual meeting, in addition to voting on the approval and the adoption of the merger agreement, Primedex stockholders will be asked:

• To adopt an amendment to Primedex’s Certificate of Incorporation to change Primedex’s name to “RadNet, Inc.”;

•

To adopt an amendment to Primedex’s Certificate of Incorporation to (i) increase the number of authorized shares of Primedex common stock from 100,000,000 shares to 200,000,000 shares and reduce the par value of each share of common stock from $0.01 to $0.0001, (ii) undesignate all of Primedex’s preferred stock, and (iii) increase the authorized number of shares of Primedex preferred stock from 10,000,000 shares to 30,000,000 shares and reduce the par value of each share of preferred stock from $0.01 to $0.0001;

•	To adopt an amendment to Primedex’s Certificate of Incorporation to implement stock transfer restrictions to preserve Primedex’s unrestricted use of its net operating loss carry-forwards;

•	To elect five directors to Primedex’s board of directors;

•	To approve Primedex’s 2006 Stock Incentive Plan, substantially in the form attached hereto as Annex E;

•	To ratify the appointment of Moss Adams LLP as Primedex’s independent registered public accounting firm for the fiscal year ending October 31, 2006;

•

To approve adjournments or postponements of the Primedex annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Primedex annual meeting to approve the above proposals; and

•

To consider and take action upon any other business that may properly come before the Primedex annual meeting (or any reconvened meeting) following an adjournment or postponement of the Primedex annual meeting.

See “The Primedex Annual Meeting — Purposes of the Primedex Annual Meeting” beginning on page 60.

Q:	What vote is necessary to approve the other proposals at the Primedex annual meeting?

A:

The proposal to amend Primedex’s Certificate of Incorporation to change Primedex’s name to “RadNet, Inc.” requires the affirmative vote of a majority of the outstanding shares of Primedex common stock.

The proposal to adopt an amendment to Primedex’s Certificate of Incorporation to (i) increase the number of authorized shares of Primedex common stock from 100,000,000 shares to 200,000,000 shares and reduce the par value of each share of common stock from $0.01 to $0.0001, (ii) undesignate all of Primedex’s preferred stock, and (iii) increase the authorized number of shares of Primedex preferred stock from 10,000,000 shares to 30,000,000 shares and reduce the par value of each share of preferred stock from $0.01 to $0.0001, requires the vote of a majority of the outstanding shares of Primedex common stock.

The election of five directors to Primedex’s board of directors will be decided by either plurality voting or cumulative voting, should a stockholder give proper notice of intent to cumulate votes at the annual meeting. In either case, the five directors with the most affirmative votes will be elected.

The proposal to approve Primedex’s 2006 Stock Incentive Plan requires the affirmative vote of a majority of Primedex’s common stock present in person or represented by proxy entitled to vote and actually voted at the Primedex annual meeting.

Ratification of the appointment of Moss Adams LLP as Primedex’s independent registered public accounting firm requires the affirmative vote of a majority of Primedex’s common stock present in person or represented by proxy entitled to vote and actually voted at the Primedex annual meeting.

A proposal to approve adjournments or postponements of the Primedex annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Primedex annual meeting to approve the above proposals requires the affirmative vote of a majority of Primedex’s common stock present in person or represented by proxy entitled to vote and actually voted at the Primedex annual meeting.

Other Radiologix Special Meeting Proposals

Q:	On what other proposals am I being asked to vote at the Radiologix special meeting?

A:

At Radiologix’s special meeting, in addition to voting upon the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, Radiologix stockholders will be asked:

•

To approve adjournments or postponements of the Radiologix special meeting if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Radiologix special meeting to approve the above proposals; and

•

To consider and take action upon any other business that may properly come before the Radiologix special meeting (or any reconvened meeting) following an adjournment or postponement of the Radiologix special meeting.

See “The Radiologix Special Meeting — Purposes of the Radiologix Special Meeting” beginning on page 54.

Q:	What vote is necessary to approve the other proposals at the Radiologix special meeting?

A:

A proposal to approve adjournments or postponements of the Radiologix special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Radiologix special meeting requires the affirmative vote of a majority of the shares of Radiologix common stock, present in person or represented by proxy and entitled to vote at the Radiologix special meeting.

Procedures

Q:	When and where are the meetings?

A:

The Radiologix special meeting will be held at 3900 JPMorgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201 at 9:00 a.m., Central Time, on [            ], 2006, unless postponed or adjourned to a later date.

The Primedex annual meeting will be held at [      ], at [9:00] a.m., Pacific Time, on [     ], 2006, unless postponed or adjourned to a later date.

Q:	Who is eligible to vote at Radiologix’s special meeting and Primedex’s annual meeting?

A:

Owners of Radiologix common stock are eligible to vote at the Radiologix special meeting if they were stockholders of record at the close of business on [     ], 2006. See “The Radiologix Special Meeting — Record Date and Outstanding Voting Securities” beginning on page 54.

Owners of Primedex common stock are eligible to vote at the Primedex annual meeting if they were stockholders of record at the close of business on [    ], 2006. See “The Primedex Annual Meeting — Record Date and Outstanding Voting Securities “ beginning on page 60.

Q:	What should I do now?

A:

You should read this joint proxy statement/prospectus carefully, including the annexes, and return your completed, signed and dated proxy card(s) or voting instruction card(s) by mail in the enclosed postage-paid envelope, or if available, by submitting your proxy by telephone or over the Internet as soon as possible so that your shares will be represented and voted at your stockholder meeting. You may vote your shares by signing, dating and mailing the enclosed proxy card(s) or voting instruction card(s). A number of banks and brokerage firms participate in a program that also permits stockholders whose shares are held in “street name” to direct their vote by the Internet or telephone. This option, if available, will be reflected in the voting instructions from the bank or brokerage firm that accompany this joint proxy statement/prospectus. If your shares are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these shares by the Internet or telephone by following the voting instructions enclosed with the proxy form from the bank or brokerage firm. See “The Radiologix Special Meeting—Voting and Revocation of Proxies” on page 54, “The Primedex Annual Meeting—Voting and Revocation of Proxies “ on page 61.

Q:	If I am going to attend my stockholder meeting, should I return my proxy card(s) or voting instruction card(s)?

A:

Yes. Returning your signed and dated proxy card(s) or voting instruction card(s) or voting by telephone or over the Internet, if available, ensures that your shares will be represented and voted at your stockholder meeting. See “The Radiologix Special Meeting—Voting and Revocation of Proxies “ beginning on page 54 and “The Primedex Annual Meeting—Voting and Revocation of Proxies “ beginning on page 61.

Q:	How will my proxy be voted?

A:

If you complete, sign and date your proxy card(s) or voting instruction card(s), or, if available, vote by telephone or the Internet your proxy will be voted in accordance with your instructions. If you sign and date your proxy card(s) or voting instruction card(s) but do not indicate how you want to vote at your stockholder meeting:

•

For Radiologix stockholders, your shares will be voted FOR the adoption of the merger agreement. If you vote FOR the adoption of the merger agreement at the Radiologix special meeting, you will lose the appraisal rights to which you would otherwise be entitled. See “Summary—Appraisal and Dissenters’ Rights” beginning on page 6, “The Merger—Appraisal Rights of Radiologix Stockholders” beginning on page 109 and “The Radiologix Special Meeting—Voting and Revocation of Proxies” beginning on page 54.

•

For Primedex stockholders, your shares will be voted FOR the adoption of the merger agreement and the merger and the issuance of Primedex common stock, FOR the three separate amendments to the certificate of incorporation, FOR the re-election of the five existing members of Primedex’s board of directors, FOR the adoption of the 2006 Stock Incentive Plan and FOR the ratification of the independent registered public accounting firm. See “The Primedex Annual Meeting—Voting and Revocation of Proxies” beginning on page 61.

Q:	Can I change my vote after I mail my proxy card(s) or voting instruction card(s), or, if available, vote by telephone or the Internet?

A:	Yes. If you are a record holder of Radiologix common stock or Primedex common stock, you can change your vote by:

• sending a written notice to the corporate secretary of the company in which you hold shares that is received prior to your stockholder meeting and states that you revoke your proxy;

• signing and delivering a new proxy card(s) or voting instruction card(s) bearing a later date;

• if available, voting again by telephone or over the Internet and submitting your proxy so that it is received prior to your stockholder meeting; or

• attending your stockholder meeting and voting in person although your attendance alone will not revoke your proxy.

If your shares are held in a “street name” account, you must contact your broker, bank or other nominee to change your vote.

Q:	What if my shares are held in “street name” by my broker?

A:

If a broker holds your common stock for your benefit but not in your own name, your shares are in “street name.” In that case, your broker will send you a voting instruction form to use in voting your shares. The availability of Internet and telephone voting depends on your broker’s voting procedures. Please follow the instructions on the voting instruction form your broker sends you. If your shares are held in your broker’s name and you wish to vote in person at your stockholder meeting, you must contact your broker and request a document called a “legal proxy.” You must bring this legal proxy to your respective stockholder meeting in order to vote in person.

Q:	What if I don’t provide my broker with instructions on how to vote?

A:

Generally, a broker may only vote the common stock that it holds for you in accordance with your instructions. However, if your broker has not received your instructions, your broker has the discretion to vote on matters that are considered routine. A “broker non-vote” occurs if your broker cannot vote on a particular matter because your broker has not received instructions from you and because the proposal is not routine.

Radiologix Stockholders

If you wish to vote on the proposal to adopt the merger, you must provide instructions to your broker because this proposal is not routine. If you do not provide your broker with instructions, your broker will not be authorized to vote with respect to adopting the merger, and a broker non-vote will occur. This will have the same effect as a vote AGAINST the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

If you wish to vote on any proposal to approve adjournments or postponements of the Radiologix special meeting, you should provide instructions to your broker. If you do not provide instructions to your broker, your broker generally will have the authority to vote on proposals such as the adjournment or postponement of meetings. However, your broker will not be authorized to vote on any proposal to adjourn or postpone the meeting solely relating to the solicitation of proxies to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger. See “The Radiologix

Special Meeting—Voting and Revocation of Proxies” on page 54 and “The Radiologix Special Meeting — Required Stockholder Vote” beginning on page 56.

Primedex Stockholders

If you wish to vote on the proposal to adopt the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock, you must provide instructions to your broker because this proposal is not routine. If you do not provide your broker with instructions, your broker will not be authorized to vote with respect to adopting the merger, and a broker non-vote will occur. This will have the same effect as a vote AGAINST the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

If you wish to vote on any of the three proposals to amend Primedex’s certificate of incorporation, you must provide instructions to your broker because none of these proposals are routine. If you do not provide your broker with instructions for any of these three proposals to amend the certificate of incorporation, your broker will not be authorized to vote with respect to that proposal, and a broker non-vote will occur. This will have the same effect as a vote AGAINST that amendment of the certificate of incorporation.

If you wish to vote on the proposal to approve the 2006 Stock Incentive Plan, you must provide instructions to your broker because this proposal is not routine. If you do not provide your broker with instructions, your broker will not be authorized to vote with respect to approving the 2006 Stock Incentive Plan, and a broker non-vote will occur. This will have the same effect as a vote against the approval of the 2006 Stock Incentive Plan.

If you wish to vote on the proposals to elect the five members of the board of directors, to ratify the appointment of Primedex’s independent registered public accounting firm or to act upon any other routine business that may properly come before the Primedex annual meeting, you should provide instructions to your broker. If you do not provide your broker with instructions, your brokers generally will have the authority to vote on the election of directors, the ratification of the appointment of the independent registered public accounting firm and other routine matters that may properly come before the annual meeting.

If you wish to vote on any proposal to approve adjournments or postponements of the Primedex annual meeting, you should provide instructions to your broker. If you do not provide instructions to your broker, your broker generally will have the authority to vote on proposals such as the adjournment or postponement of meetings. However, your broker will not be authorized to vote on any proposal to adjourn or postpone the meeting solely relating to the solicitation of proxies to approve the proposal to adopt the merger agreement. See “The Primedex Annual Meeting—Voting and Revocation of Proxies” on page 61 and “The Primedex Annual Meeting—Required Stockholder Vote” beginning on page 62.

Q:	What if I abstain from voting?

A:	Your abstention from voting will have the following effect.

If you are a Radiologix stockholder:

•	Abstentions will have the same effect as a vote AGAINST the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

•

An abstention has the effect of voting AGAINST the approval of adjournments or postponements of the Radiologix special meeting. See “The Radiologix Special Meeting—Voting and Revocation of Proxies” on page 54.

If you are a Primedex stockholder:

•	Abstentions will have the same effect as a vote AGAINST each of the following proposals:

	•	the adoption of the merger agreement;

	•	the approval and adoption of the amendment to Primedex’s certificate of incorporation to change Primedex’s name to “RadNet, Inc.”;

	•	the approval and adoption of the amendment to Primedex’s certificate of incorporation to increase the number of shares authorized for issuance;

•

the approval and adoption of the amendment to Primedex’s certificate of incorporation to implement stock transfer restrictions to preserve Primedex’s unrestricted use of its net operating loss carry-forwards; and

	•	Abstentions will have no effect on the election of the five members of Primedex’s board of directors.

•

An abstention will not be counted either for or AGAINST, and will not affect the approval of the 2006 Stock Incentive Plan, the ratification of the appointment of the independent registered public accounting firm, or the approval of adjournments or postponements of the Primedex annual meeting. See “The Primedex Annual Meeting—Voting and Revocation of Proxies” on page 61.

Q:	What does it mean if I receive multiple proxy cards?

A:

Your shares may be registered in more than one account, such as brokerage accounts and 401(k) accounts. It is important that you complete, sign, date and return each proxy card or voting instruction card you receive, or, with respect to Primedex, if available, vote using the telephone or the Internet as described in the instructions included with your proxy card(s) or voting instruction card(s).

COMPARATIVE PER SHARE INFORMATION

The following table presents income from continuing operations, cash dividends declared and book value per common share data separately for Primedex and Radiologix on a historical basis, on an unaudited pro forma combined basis per Primedex common share and on an unaudited pro forma combined basis per Radiologix equivalent common share. The following unaudited pro forma data give effect to the merger as if the merger had been completed as of November 1, 2004, with respect to the pro forma income from continuing operations per common share data, and as of April 30, 2006, with respect to the pro forma book value per common share data. The following selected unaudited pro forma financial data should be read in conjunction with the historical consolidated financial statements and notes thereto of Primedex and Radiologix, which are contained elsewhere in this joint proxy statement/prospectus, and the other information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 211.

The unaudited pro forma combined data per Primedex common share are based upon the historical weighted average number of Primedex common shares outstanding, adjusted to include the estimated number of Primedex common shares to be issued in the merger. See “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 21.

The following unaudited pro forma data reflect adjustments, which are based upon preliminary estimates, to allocate the purchase price to Radiologix’s net assets. The purchase price allocation reflected herein is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the actual assets and liabilities of Radiologix as of the date of the completion of the merger. Accordingly, the actual purchase accounting adjustments may differ from the pro forma adjustments reflected herein.

The following unaudited pro forma data are presented for illustrative purposes only and are not necessarily indicative of what Primedex’s actual financial position or results of operations would have been had the merger been completed on the dates indicated above. The following unaudited pro forma data do not give effect to (1) Primedex’s or Radiologix’s results of operations or other transactions or developments since October 31, 2005 and December 31, 2005, respectively, (2) the synergies, cost savings and one-time charges expected to result from the merger, or (3) the effects of transactions or developments which may occur subsequent to the merger. The foregoing matters could cause both Primedex’s pro forma historical financial position and results of operations, and Primedex’s actual future financial position and results of operations, to differ materially from those presented in the following selected unaudited pro forma financial data. See “Risk Factors—The unaudited pro forma financial data included in this joint proxy statement/prospectus are preliminary and Primedex’s actual financial position and results of operations may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus” on page 41.

				Pro Forma Combined
	Primedex	Radiologix	Pro Forma Combined	Data Per Radiologix
	Historical Per	Historical Per	Data Per Primedex	Equivalent Common
	Share Data	Share Data	Common Share	Share
At or for the Fiscal Year Ended October 31, 2005 and December 31, 2005:
Loss from continuing operations per common share:
Basic	$(0.08)	$(0.02)	$(0.15)	$(0.33)
Diluted	(0.08)	(0.02)	(0.15)	(0.33)
At or for the six months ended April 30, 2006, with respect to Primedex, and June 30, 2006, with respect to Radiologix:
Loss from continuing operations per common share:
Basic	(0.08)	(0.09)	(0.06)	(0.13)
Diluted	(0.08)	(0.09)	(0.06)	(0.13)
Book value per share as of:
June 30, 2006	n/a	$1.44	n/a	n/a
Cash dividends declared per common share	n/a	n/a	n/a	n/a

COMPARATIVE MARKET VALUE INFORMATION

The following table presents:

•

the closing prices per share and aggregate market value of Primedex common stock and Radiologix common stock, in each case based on closing prices for those shares on the Over-The-Counter Bulletin Board and the American Stock Exchange, respectively, on July 6, 2006, the last trading day prior to the public announcement of the proposed merger, and August 17, 2006, the last trading day for which this information could be calculated prior to the date of this joint proxy statement/prospectus; and

•

the equivalent price per share and equivalent market value of shares of Radiologix common stock, based on closing price for Primedex common stock on the Over-The-Counter Bulletin Board on August 17, 2006.

	Primedex	Radiologix	Radiologix
	Historical	Historical	Equivalent(1)
July 6, 2006
Closing price per common share	$1.75	$2.25	$3.59
Market value of common shares (in thousands)(2)	$73,813	$50,899
August 17, 2006
Closing price per common share	$1.57	$3.20	$3.42
Market value of common shares (in thousands)(3)	$66,299	$72,390

(1)

The Radiologix equivalent price per share reflects the fluctuating value of Primedex common stock that Radiologix stockholders would receive for each share of Radiologix common stock if the merger was completed on either July 6, 2006 or August 17, 2006. The Radiologix equivalent price per share is equal to, for July 6, 2006, the sum of (i) $1.84 and (ii) the closing price of Primedex common stock on such date of $1.75, and for August 17, 2006, the sum of (x) $1.85 and (y) the closing price of Primedex common stock on such date of $1.57.

(2)	Based on 42,178,761 shares of Primedex common stock and 22,621,922 shares of Radiologix common stock outstanding as of July 6, 2006.

(3)	Based on 42,228,761 shares of Primedex common stock and 22,621,922 shares of Radiologix common stock outstanding as of August 17, 2006.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus, including information and other documents incorporated by reference into this joint proxy statement/prospectus, contains or may contain “forward-looking statements” intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995 that relate to the businesses of Primedex and Radiologix. These forward-looking statements are found at various places throughout this joint proxy statement/prospectus and the other documents incorporated by reference in this joint proxy statement/prospectus. These forward-looking statements include, without limitation, those relating to projected financial and operating results, earnings and cash flows, future actions, new projects, strategies and the outcome of contingencies such as legal proceedings, in each case relating to Primedex or Radiologix, respectively. Those forward looking statements, wherever they occur in this joint proxy statement/prospectus or the other documents incorporated by reference in this joint proxy statement/prospectus, are necessarily estimates or projections reflecting the judgment of the respective management of Primedex and Radiologix and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by those forward-looking statements.

You should understand that the risks, uncertainties, factors and assumptions listed and discussed in this joint proxy statement/prospectus, including those set forth under the heading “Risk Factors” beginning on page 41; the risks discussed in Radiologix’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, in Item 7A “Qualitative and Quantitative Disclosures about Market Risk”; the risks discussed in Primedex’s Annual Report on Form 10-K for the fiscal year ended October 31, 2005, in Item 7A “Qualitative and Quantitative Disclosures about Market Risk”; and the following important factors and assumptions, could affect the future results of Primedex following the merger, or the future results of Primedex and Radiologix if the merger does not occur, and could cause actual results to differ materially from those expressed in any forward-looking statements:

•                                          the ability of Primedex to integrate the Radiologix business with Primedex’s business and achieve the expected synergies from the merger;

•                                          the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the Radiologix special meeting;

•                                          the approval of the issuance of Primedex common stock in connection with the merger at the Primedex annual meeting;

•                                          the actual financial position and results of operations of Primedex following the merger, which may differ significantly from the pro forma financial data contained in this joint proxy statement/prospectus;

•                                          the impact of competitive products and pricing;

•                                          general market conditions in the diagnostic imaging services industry;

•                                          the level of capital resources required for future acquisitions and operations; and

•                                          changes in laws and regulations.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the joint proxy statement/prospectus or, in the case of documents incorporated by reference, as of the date of those documents. Neither Primedex nor Radiologix undertakes any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this joint proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

RISK FACTORS

The merger involves a high degree of risk. By voting in favor of the merger, Radiologix stockholders will be choosing to invest in Primedex common stock. In deciding whether to vote for approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, in the case of Radiologix stockholders, or for approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock, in the case of Primedex stockholders, we urge you to carefully consider all of the information we have included and incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 211. You should also read and consider the risks associated with each of the businesses of Primedex and Radiologix because these risks will also affect the combined company. These risks can be found in the Primedex and Radiologix Annual Reports on Form 10-K for the years ended October 31, 2005 and December 31, 2005, respectively, which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. In addition, we urge you to carefully consider the following material risks relating to the merger and the business of the combined company.

Risks Relating to the Merger

Primedex’s failure to integrate Radiologix successfully and on a timely basis into Primedex’s operations could reduce Primedex’s profitability.

Primedex expects that the acquisition of Radiologix will result in some synergies, business opportunities and growth prospects. Primedex, however, may never realize these expected synergies, business opportunities and growth prospects. Primedex may experience increased competition that limits its ability to expand its business, Primedex may not be able to capitalize on expected business opportunities, assumptions underlying estimates of expected cost savings may be inaccurate, or general industry and business conditions may deteriorate. In addition, integrating operations will require significant efforts and expenses on the part of both Primedex and Radiologix. Personnel may leave or be terminated because of the merger. Primedex’s management may have its attention diverted while trying to integrate Radiologix. If these factors limit Primedex’s ability to integrate the operations of Radiologix successfully or on a timely basis, Primedex’s expectations of future results of operations, including certain cost savings and synergies expected to result from the merger, may not be met. In addition, Primedex’s growth and operating strategies for Radiologix’s business may be different from the strategies that Radiologix currently is pursuing. If Primedex’s strategies are not the proper strategies for Radiologix, it could have a material adverse effect on the business, financial condition and results of operations of the combined company.

The merger is subject to closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the market price of Primedex common stock or Radiologix common stock to decline.

The merger is subject to customary conditions to closing, including the receipt of required approvals of the stockholders of Radiologix and Primedex. If any condition to the merger is not satisfied or, if permissible, waived, the merger will not be completed. In addition, Primedex and Radiologix may terminate the merger agreement in certain circumstances. If Primedex and Radiologix do not complete the merger, the market price of Primedex common stock or Radiologix common stock may fluctuate to the extent that the current market prices of those shares reflect a market assumption that the merger will be completed. Primedex and Radiologix will also be obligated to pay investment banking, financing, legal and accounting fees and related expenses in connection with the merger, whether or not the merger is completed. In addition, Primedex and Radiologix have each diverted significant management resources in an effort to complete the merger and are each subject to restrictions contained in the merger agreement on the conduct of its business. If the merger is not completed, Primedex and Radiologix will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit. Further, in specified circumstances, Radiologix or Primedex may be required to pay the other party’s expenses up to $1 million and Radiologix may be required to pay Primedex a termination fee of up to $3 million if the merger agreement is terminated. For a detailed description of the circumstances in which such expenses and termination fee will be paid, see “The Merger Agreement—Termination Fees and Expenses” on page 128.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Primedex and Radiologix, which could have an adverse effect on their business and financial results.

Whether or not the merger is completed, the announcement and pendency of the merger could cause disruptions in the businesses of Primedex and Radiologix. Specifically:

•	current and prospective employees may experience uncertainty about their future roles with the combined company, which might adversely affect Primedex and Radiologix’s ability to retain key managers and other employees; and

•	the attention of management of each of Primedex and Radiologix may be directed toward the completion of the merger.

Some of the directors and executive officers of Radiologix have interests and arrangements that may be different from, or in addition to, Radiologix stockholders.

When considering the recommendation of the Radiologix board of directors with respect to the merger, Radiologix stockholders should be aware that some directors and executive officers of Radiologix have interests in the merger that may be different from, or in addition to, their interests as stockholders and the interests of stockholders. These interests include payments under employment agreements and severance agreements, acceleration of vesting and exercisability of options, restricted stock and restricted stock units as a result of the merger and the right to continued indemnification and insurance coverage by Primedex for acts or omissions occurring prior to the merger.

As a result of these interests, these directors and executive officers may be more likely to support and to vote to adopt the merger agreement than if they did not have these interests. Stockholders should consider whether these interests may have influenced those directors and officers to support or recommend adoption of the merger agreement. As of the close of business on the record date for the Radiologix special meeting, Radiologix directors and executive officers were entitled to vote [__%] of the then-outstanding shares of Radiologix common stock. See “The Merger—Interests of Radiologix Directors and Executive Officers in the Merger” on page 104.

The unaudited pro forma financial data included in this joint proxy statement/prospectus are preliminary and Primedex’s actual financial position and results of operations may differ materially from the unaudited pro forma financial data included in this joint proxy statement/prospectus.

The unaudited pro forma financial data in this joint proxy statement/prospectus reflect adjustments, which are based upon preliminary estimates, to allocate the purchase price to Radiologix’s net assets. The purchase price allocation reflected in this joint proxy statement/prospectus is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the actual assets and liabilities of Radiologix as of the date of the completion of the merger. Primedex may need to revise materially its current estimates of those assets and liabilities as the valuation process and accounting policy review are finalized. Accordingly, the actual purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this joint proxy statement/prospectus.

The unaudited pro forma financial data in this joint proxy statement/prospectus are presented for illustrative purposes only and are not necessarily indicative of what Primedex’s actual financial position or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma financial data in this joint proxy statement/prospectus do not give effect to (1) Primedex or Radiologix’s results of operations or other transactions or developments since October 31, 2005 and December 31, 2005, respectively, (2) the synergies, cost savings and one-time charges expected to result from the merger or (3) the effects of transactions or developments, including sales of assets, which may occur after the merger.

The value of the Primedex common stock that Radiologix stockholders receive in the merger may be less than the value of such Primedex common stock when the merger was publicly announced. Further, at the time of the Radiologix special meeting, Radiologix stockholders will not know the exact value of Primedex common stock that will be issued in the merger.

The price of Primedex common stock will fluctuate until the Radiologix stockholders receive their shares of Primedex stock. Primedex and Radiologix are working to complete the merger as quickly as possible. However, the time period between the stockholder votes taken at the meetings and the completion of the merger will depend upon the status of antitrust clearance that must be obtained prior to the completion of the merger and the satisfaction or waiver of the other conditions described in this joint proxy statement/prospectus, and there is currently no way to predict how long it will take to obtain these approvals. Because the date when the merger is completed may be later than the date of the stockholder meetings, Primedex and Radiologix stockholders will not know the exact value of the Primedex common stock that will be issued in the merger at the time they vote on the merger proposals. As a result, if the market price of Primedex common stock at the completion of the merger is higher or lower than the market price on the date of the Radiologix special meeting, the value of the Primedex common stock received by Radiologix stockholders in the merger will be higher or lower, respectively, than the value of such Primedex common stock on the date of the Radiologix special meeting.

Risks Relating to Primedex’s Operations After the Consummation of the Merger

The market price for shares of Primedex common stock may be affected by factors different from, or in addition to, those affecting shares of Radiologix common stock, and the market value of Primedex common stock may decrease after the closing date of the merger.

Upon completion of the merger, the holders of Radiologix common stock will become holders of Primedex common stock. Primedex is involved in different geographic areas than Radiologix and the results of Primedex’s operations after the merger may be affected by factors different from or in addition to those currently affecting the results of Radiologix’s operations. The market value of the shares of Primedex common stock that Radiologix stockholders receive in the merger could decrease following the closing date of the merger. For a discussion of the businesses of Primedex and Radiologix and factors to consider in connection with those businesses, please see the documents incorporated by reference into this joint proxy statement/prospectus and listed under the section captioned “Where You Can Find More Information,” beginning on page 211.

The price of Primedex common stock has been volatile and may continue to fluctuate significantly, which may cause you to lose a significant portion of your investment.

The market price of Primedex common stock has been and may continue to be volatile. From June 30, 2003, to August 18, 2006, the sale price of Primedex common stock ranged from a low of $0.11 per share to a high of $2.10 per share. Primedex common stock may continue to be subject to fluctuations as a result of a variety of factors, including factors beyond its control. These include:

•                                          economic, competitive, demographic, business and other conditions;

•                                          decline in patient referrals;

•                                          changes in the rates or methods of third-party reimbursement for diagnostic imaging services;

•                                          the enforceability or termination of Primedex’s contracts with radiology practices;

•                                          the availability of additional capital to fund capital expenditure requirements;

•                                          burdensome lawsuits against contracted radiology practices;

•                                          reduced operating margins due to managed care contracts and capitated fee arrangements;

•                                          any failure to comply with state and federal anti-kickback and anti-self-referral laws or any other applicable healthcare regulations;

•                                          the ability to meet debt service requirements and liquidity constraints in light of Primedex’s substantial indebtedness;

•                                          the recruitment and retention of technologists by Primedex or radiologists by Primedex’s contracted radiology groups; and

•                                          general economic conditions and normal business uncertainty.

Primedex may fail to meet the expectations of its stockholders or of analysts at some time in the future, and its stock price could decline as a result. In addition, sales of a substantial number of shares of Primedex common stock in the public market or the appearance that these shares are available for sale could adversely affect the market price for Primedex common stock.

Anti-takeover provisions could delay, deter or prevent a change in control of Primedex even if the change in control would be beneficial to Primedex stockholders.

Primedex is a New York corporation subject to New York state law. Some provisions of New York law could interfere with or restrict takeover bids or other change in control events affecting Primedex. One statutory provision prohibits, except under specified circumstances, Primedex from engaging in any business combination with any stockholder who owns 15% or more of Primedex’s common stock. Also, provisions in Primedex’s certificate of incorporation, by-laws and other agreements to which Primedex is a party could delay, deter or prevent a change in control of Primedex, even if a change in control would be beneficial to stockholders.

Primedex may not be able to generate sufficient cash flow to meet Primedex’s debt service obligations.

Primedex’s ability to generate sufficient cash flow from operations to make payments on Primedex’s debt and other contractual obligations will depend on Primedex’s future financial performance. A range of economic, competitive, regulatory, legislative and business factors, many of which are outside of Primedex’s control, will affect Primedex’s financial performance. Primedex’s inability to generate sufficient cash flow to satisfy Primedex’s debt and other contractual obligations would adversely impact Primedex’s business, financial condition and results of operations.

Primedex’s ability to generate revenue depends in large part on referrals from physicians.

A significant reduction in referrals would have a negative impact on Primedex’s business. Primedex derives substantially all of its net revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at its facilities. Primedex depends on referrals of patients from unaffiliated physicians and other third parties who have no contractual obligations to refer patients to Primedex for a substantial portion of the services performed. If a sufficiently large number of these physicians and other third parties were to discontinue referring patients to Primedex, Primedex’s scan volume could decrease, which would reduce Primedex’s net revenues and operating margins. Further, commercial third-party payors have implemented programs that could limit the ability of physicians to refer patients to Primedex. For example, prepaid healthcare plans, such as health maintenance organizations, sometimes contract directly with providers and require their enrollees to obtain these services exclusively from those providers. Some insurance companies and self-insured employers also limit these services to contracted providers. These “closed panel” systems are now common in the managed care environment, including California. Other systems create an economic disincentive for referrals to providers outside the system’s designated panel of providers. If Primedex is unable to compete successfully for these managed care contracts, Primedex’s results and prospects for growth could be adversely affected.

Changes in third-party reimbursement rates or methods for diagnostic imaging services could result in a decline in Primedex’s net revenue and negatively impact Primedex’s business.

The fees charged for the diagnostic imaging services performed at Primedex’s facilities are paid by insurance companies, Medicare and Medi-Cal, workers compensation, private and other payors. Any change in the rates of or conditions for reimbursement from these sources of payment could substantially reduce the amounts reimbursed to Primedex or to Primedex’s contracted radiology practices for services provided, which could have an adverse effect on Primedex’s net revenue. For example, recent legislative changes in California’s workers compensation rules had a negative impact on reimbursement rates for diagnostic imaging services and federal Medicare legislation intended to take effect January 1, 2007 is expected to have a negative impact on the rates paid for MRI services.

Pressure to control healthcare costs could have a negative impact on Primedex’s results.

One of the principal objectives of health maintenance organizations and preferred provider organizations is to control the cost of healthcare services. Managed care contracting has become very competitive, and reimbursement schedules are at or below Medicare reimbursement levels. The development and expansion of health maintenance organizations, preferred provider organizations and other managed care organizations within the geographic areas covered by Primedex’s network could have a negative impact on the utilization and pricing of Primedex’s services, because these organizations will exert greater control over patients’ access to diagnostic imaging services, the selections of the provider of such services and reimbursement rates for those services.

If BRMG or any of Primedex’s other contracted radiology practices terminate their agreements with Primedex, Primedex’s business could substantially diminish.

Primedex’s relationship with BRMG is an integral part of its business. Through Primedex’s management agreement, BRMG provides all of the professional medical services at 46 of Primedex’s 61 facilities, contracts with various other independent physicians and physician groups to provide all of the professional medical services at most of Primedex’s other facilities, and must use its best efforts to provide the professional medical services at any new facilities that Primedex opens or acquires. In addition, BRMG’s strong relationships with referring physicians are largely responsible for the revenue generated at the facilities it services. Although Primedex’s management agreement with BRMG runs until 2014, BRMG has the right to terminate the agreement if Primedex defaults on Primedex’s obligations and fails to cure the default. Also, BRMG’s ability to continue performing under the management agreement may be curtailed or eliminated due to BRMG’s financial difficulties, loss of physicians or other circumstances. If BRMG cannot perform its obligation to Primedex, Primedex would need to contract with one or more other radiology groups to provide the professional medical services at the facilities serviced by BRMG. Primedex may not be able to locate radiology groups willing to provide those services on terms acceptable to Primedex, if at all. Even if Primedex were able to do so, any replacement radiology group’s relationships with referring physicians may not be as extensive as those of BRMG. In any such event, Primedex’s business could be seriously harmed. In addition, BRMG is party to substantially all of the managed care contracts from which Primedex derives revenue. If Primedex were unable to readily replace these contracts, Primedex’s revenue would be negatively affected.

Except for Primedex’s management agreement with BRMG, most of the agreements Primedex, or BRMG, have with contracted radiology practices typically have terms of one year, which automatically renew unless either party delivers a non-renewal notice to the other within a prescribed period. Most of these agreements may be terminated by either party under some conditions, including, with respect to some of those agreements, the right of either party to terminate the agreement without cause upon 30 to 120 days notice.

If Primedex’s contracted radiology practices, including BRMG, lose a significant number of their radiologists, Primedex’s financial results could be adversely affected.

Recently, there has been a shortage of qualified radiologists in some of the regional markets Primedex serves. In addition, competition in recruiting radiologists may make it difficult for Primedex’s contracted radiology practices to maintain adequate levels of radiologists. If a significant number of radiologists terminate their relationships with Primedex’s contracted radiology practices and those radiology practices cannot recruit sufficient qualified radiologists to fulfill their obligations under Primedex’s agreements with them, Primedex’s ability to maximize the use of its diagnostic imaging facilities and Primedex’s financial results could be adversely affected. For example, in fiscal 2002, due to a shortage of qualified radiologists in the marketplace, BRMG experienced difficulty in hiring and retaining physicians and thus engaged independent contractors and part-time fill-in physicians. Their cost was double the salary of a regular BRMG full-time physician. Increased expenses to BRMG will impact Primedex’s financial results because the management fee Primedex receives from BRMG, which is based on a percentage of BRMG’s collections, is adjusted annually to take into account the expenses of BRMG. Neither Primedex, nor Primedex’s contracted radiology practices, maintain insurance on the lives of any affiliated physicians.

Primedex may not be able to successfully grow its business.

As part of Primedex’s business strategy, Primedex intends to continue to increase its presence in California through selectively acquiring facilities, developing new facilities, adding equipment at existing facilities, and directly or indirectly through BRMG entering into contractual relationships with high-quality radiology practices.

However, Primedex’s ability to successfully expand depends upon many factors, including Primedex’s ability to:

•                  identify attractive and willing candidates for acquisitions;

•                  identify locations in existing or new markets for development of new facilities;

•                  comply with legal requirements affecting Primedex’s arrangements with contracted radiology practices, including California prohibitions on fee-splitting, corporate practice of medicine and self-referrals;

•                  obtain regulatory approvals where necessary and comply with licensing and certification requirements applicable to Primedex’s diagnostic imaging facilities, the contracted radiology practices and the physicians associated with the contracted radiology practices;

•                  recruit a sufficient number of qualified radiology technologists and other non-medical personnel;

•                  expand Primedex’s infrastructure and management; and

•                  compete effectively for the acquisition of diagnostic imaging facilities.

Primedex may become subject to professional malpractice liability.

Providing medical services subjects Primedex to the risk of professional malpractice and other similar claims. The physicians that Primedex’s contracted radiology practices employ are from time to time subject to malpractice claims. Primedex structures its relationships with the practices under its management agreements in a manner that Primedex believes does not constitute the practice of medicine by Primedex or subject Primedex to professional malpractice claims for acts or omissions of physicians employed by the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices have been asserted against Primedex in the past and may be asserted against Primedex in the future. In addition, Primedex may be subject to professional liability claims, including, without limitation, for improper use or malfunction of Primedex’s diagnostic imaging equipment. Primedex may not be able to maintain adequate liability insurance to protect Primedex against those claims at acceptable costs or at all.

Any claim made against Primedex that is not fully covered by insurance could be costly to defend, result in a substantial damage award against Primedex and divert the attention of Primedex’s management from Primedex’s operations, all of which could have an adverse effect on Primedex’s financial performance. In addition, successful claims against Primedex may adversely affect Primedex’s business or reputation. Although California places a $250,000 limit on non-economic damages for medical malpractice cases, no limit applies to economic damages.

Some of Primedex’s imaging modalities use radioactive materials, which generate regulated waste and could subject Primedex to liabilities for injuries or violations of environmental and health and safety laws.

Some of Primedex’s imaging procedures use radioactive materials, which generate medical and other regulated wastes. For example, patients are injected with a radioactive substance before undergoing a PET scan. Storage, use and disposal of these materials and waste products present the risk of accidental environmental contamination and physical injury. Primedex is subject to federal, California and local regulations governing storage, handling and disposal of these materials. Primedex could incur significant costs and the diversion of management’s attention in order to comply with current or future environmental and health and safety laws and regulations. Also, Primedex cannot completely eliminate the risk of accidental contamination or injury from these hazardous materials. In the event of an accident, Primedex could be held liable for any resulting damages, and any liability could exceed the limits of or fall outside the coverage of Primedex’s insurance.

Primedex experiences competition from other diagnostic imaging companies and hospitals. This competition could adversely affect Primedex’s revenue and business.

The market for diagnostic imaging services in California is highly competitive. Primedex competes principally on the basis of its reputation, Primedex’s ability to provide multiple modalities at many of its facilities, the location of Primedex’s facilities and the quality of Primedex’s diagnostic imaging services. Primedex competes locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment. Primedex’s major national competitors include Alliance Imaging, Inc., HealthSouth Corporation and Insight Health Services. Some of Primedex’s competitors may now or in the future have access to greater financial resources than Primedex and may have access to newer, more advanced equipment.

State and federal anti-kickback and anti-self-referral laws may adversely affect income.

Various federal and state laws govern financial arrangements among healthcare providers. The federal anti-kickback law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, the referral of Medicare, Medicaid, or other federal healthcare program patients, or in return for, or to induce, the purchase, lease or order of items or services that are covered by Medicare, Medicaid, or other federal healthcare programs. Similarly, many state laws prohibit the solicitation, payment or receipt of remuneration in return for, or to induce the referral of patients in private as well as government programs. Violation of these anti-kickback laws may result in substantial civil or criminal penalties for individuals or entities and/or exclusion from federal or state healthcare programs. Radiologix and Primedex believe that they are operating in compliance with applicable law and believe that their arrangements with providers would not be found to violate the anti-kickback laws. However, these laws could be interpreted in a manner inconsistent with their operations.

Federal law prohibiting physician self-referrals (the “Stark Law”) prohibits a physician from referring Medicare or Medicaid patients to an entity for certain “designated health services” if the physician has a prohibited financial relationship with that entity, unless an exception applies. Certain radiology services are considered “designated health services” under the Stark Law. Although Primedex and Radiologix believe that their operations do not violate the Stark Law, their activities may be challenged. If a challenge to their activities is successful, it could have an adverse effect on their operations. In addition, legislation may be enacted in the future that further addresses Medicare and Medicaid fraud and abuse or that imposes additional requirements or burdens on them.

All of the states in which Radiologix’s and Primedex’s diagnostic imaging centers are located have adopted a form of anti-kickback law and almost all of those states have also adopted a form of Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A determination of liability under the laws described in this risk factor could result in fines and penalties and restrictions on Radiologix’s and Primedex’s ability to operate in these jurisdictions.

Technological changes in Primedex’s industry could reduce the demand for Primedex’s services and require Primedex to incur significant costs to upgrade equipment.

The development of new technologies or refinements of existing modalities may require Primedex to upgrade and enhance Primedex’s existing equipment before Primedex may otherwise intend. Many companies currently manufacture diagnostic imaging equipment. Competition among manufacturers for a greater share of the diagnostic imaging equipment market may result in technological advances in the speed and imaging capacity of new equipment. This may accelerate the obsolescence of Primedex’s equipment, and Primedex may not have the financial ability to acquire the new or improved equipment. In that event, Primedex may be unable to deliver Primedex’s services in the efficient and effective manner that payors, physicians and patients expect and thus Primedex’s revenue could substantially decrease. During fiscal 2005, Primedex traded in and upgraded Primedex’s existing MRI at one of its facilities in Tarzana, California to increase throughput and patient volume and compete in the marketplace. Primedex incurred a loss on disposal of equipment of approximately $696,000 for the upgrade.

Primedex has experienced operating losses and Primedex has a substantial accumulated deficit. If Primedex is unable to improve its financial performance, Primedex may be unable to pay its obligations.

Primedex has incurred net losses of $14.6 million and $3.1 million during the years ended October 31, 2004 and 2005, respectively, and at October 31, 2005 Primedex had an accumulated stockholders’ deficit of $70.6 million. Also, in recent periods, Primedex has suffered liquidity shortfalls which have led Primedex to, among other things, undertake and complete a “pre-packaged” Chapter 11 plan of reorganization in 2003 and modify the terms of various of Primedex’s financial obligations. While Primedex believes that by taking these and other actions, in the future it will be able to address these issues and solidify its financial condition, Primedex cannot give assurances that it will be able to generate sufficient cash flow from operations to satisfy its debt obligations.

A failure to meet Primedex’s capital expenditure requirements could adversely affect Primedex’s business.

Primedex operates in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations, particularly the initial start-up and development expenses of new diagnostic imaging facilities and the acquisition of additional facilities and new diagnostic imaging equipment. Primedex incurs capital expenditures to, among other things, upgrade and replace existing equipment for existing facilities and expand within Primedex’s existing markets and enter new markets. To the extent Primedex is unable to generate sufficient cash from its operations, funds are not available from its lenders or it is unable to structure or obtain financing through operating leases, long-term installment notes or capital leases, Primedex may be unable to meet its capital expenditure requirements.

Because Primedex has high fixed costs, lower scan volumes per system could adversely affect Primedex’s business.

The principal components of Primedex’s expenses, excluding depreciation, consist of compensation paid to technologists, salaries, real estate lease expenses and equipment maintenance costs. Because a majority of these expenses are fixed, a relatively small change in Primedex’s revenue could have a disproportionate effect on Primedex’s operating and financial results depending on the source of Primedex’s revenue. Thus, decreased revenue as a result of lower scan volumes per system could result in lower margins, which would adversely affect Primedex’s business.

Primedex’s success depends in part on Primedex’s key personnel and Primedex may not be able to retain sufficient qualified personnel. In addition, former employees could use the experience and relationships developed while employed with Primedex to compete with Primedex.

Primedex’s success depends in part on Primedex’s ability to attract and retain qualified senior and executive management, managerial and technical personnel. Competition in recruiting these personnel may make it difficult for Primedex to continue Primedex’s growth and success. The loss of their services or Primedex’s inability in the future to attract and retain management and other key personnel could hinder the implementation of Primedex’s business strategy. The loss of the services of Dr. Howard G. Berger, Primedex’s President and Chief Executive Officer, or Norman R. Hames, Primedex’s Chief Operating Officer, could have a significant negative impact on Primedex’s operations. Primedex believes that those executives could not easily be replaced with executives of equal experience and capabilities. Primedex does not maintain key person insurance on the life of any of Primedex’s executive officers with the exception of a $5.0 million policy on the life of Dr. Berger. Also, if Primedex loses the services of Dr. Berger, Primedex’s relationship with BRMG could deteriorate, which would adversely affect Primedex’s business.

Unlike many other states, California does not enforce agreements that prohibit a former employee from competing with the former employer. As a result, any of Primedex’s employees whose employment is terminated is free to compete with Primedex, subject to prohibitions on the use of confidential information and, depending on the terms of the employee’s employment agreement, on solicitation of existing employees and customers. A former executive, manager or other key employee who joins one of Primedex’s competitors could use the relationships he or she established with third party payors, radiologists or referring physicians while

Primedex’s employee and the industry knowledge he or she acquired during that tenure to enhance the new employer’s ability to compete with Primedex.

Capitation fee arrangements could reduce Primedex’s operating margins.

For fiscal 2005, Primedex derived approximately 26% of Primedex’s net revenue from capitation arrangements, and Primedex intends to increase the revenue it derives from capitation arrangements in the future. Under capitation arrangements, the payor pays a pre-determined amount per-patient per-month in exchange for Primedex providing all necessary covered services to the patients covered under the arrangement. These contracts pass much of the financial risk of providing diagnostic imaging services, including the risk of over-use, from the payor to the provider. Primedex’s success depends in part on its ability to negotiate effectively, on behalf of the contracted radiology practices and Primedex’s diagnostic imaging facilities, contracts with health maintenance organizations, employer groups and other third-party payors for services to be provided on a capitated basis and to efficiently manage the utilization of those services. If Primedex is not successful in managing the utilization of services under these capitation arrangements or if patients or enrollees covered by these contracts require more frequent or extensive care than anticipated, Primedex would incur unanticipated costs not offset by additional revenue, which would reduce operating margins.

Primedex may be unable to effectively maintain its equipment or generate revenue when its equipment is not operational.

Timely, effective service is essential to maintaining Primedex’s reputation and high use rates on Primedex’s imaging equipment. Although Primedex has an agreement with GE Medical Systems pursuant to which it maintains and repairs the majority of Primedex’s imaging equipment, this agreement does not compensate Primedex for loss of revenue when Primedex’s systems are not fully operational and Primedex’s business interruption insurance may not provide sufficient coverage for the loss of revenue. Also, GE Medical Systems may not be able to perform repairs or supply needed parts in a timely manner. Therefore, if Primedex experiences more equipment malfunctions than anticipated or if Primedex is unable to promptly obtain the service necessary to keep its equipment functioning effectively, Primedex’s ability to provide services would be adversely affected and its revenue could decline.

Disruption or malfunction in Primedex’s information systems could adversely affect Primedex’s business.

Primedex’s information technology system is vulnerable to damage or interruption from:

•                  earthquakes, fires, floods and other natural disasters;

•                  power losses, computer systems failures, internet and telecommunications or data network failures, operator negligence, improper operation by or supervision of employees, physical and electronic losses of data and similar events; and

•                  computer viruses, penetration by hackers seeking to disrupt operations or misappropriate information and other breaches of security.

Primedex relies on its information technology to perform functions critical to its ability to operate, including patient scheduling, billing, collections, image storage and image transmission. Accordingly, an extended interruption in the system’s function could significantly curtail, directly and indirectly, Primedex’s ability to conduct its business and generate revenue.

Primedex’s actual financial results may vary significantly from the projections Primedex filed with the bankruptcy court.

In connection with Primedex’s “pre-packaged” Chapter 11 plan of reorganization that was confirmed by the Bankruptcy Court on October 20, 2003, Primedex was required to prepare projected financial information to demonstrate to the Bankruptcy Court the feasibility of the plan of reorganization and Primedex’s ability to continue operations upon its emergence from bankruptcy. The projected financial information and various estimates of value discussed in the disclosure statement contained in the plan of reorganization should not be regarded as representations or warranties by Primedex or any other person as to the accuracy of that information or that those projections or valuations will be realized. Primedex, and Primedex’s advisors, prepared the information in the disclosure statement, including the projected financial information and estimates of value. This information was not audited or reviewed by Primedex’s independent accountants. The significant assumptions used in preparation of the information and estimates of value were included as an exhibit to the disclosure statement.

Those projections are not included in this joint proxy statement/prospectus, and you should not rely upon them in any way or manner. Primedex has not updated, nor will Primedex update, those projections. At the time Primedex prepared the projections, they reflected numerous assumptions concerning Primedex’s anticipated future performance with respect to prevailing and anticipated market and economic conditions which were and remain beyond Primedex’s control and which may not materialize. Projections are inherently subject to significant and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections may be wrong in many material respects. Primedex’s actual results may vary significantly from those contemplated by the projections. As a result, Primedex cautions you not to rely upon those projections.

Primedex is vulnerable to earthquakes and other natural disasters.

Primedex’s headquarters and all of Primedex’s facilities are located in California, an area prone to earthquakes and other natural disasters. An earthquake or other natural disaster could seriously impair Primedex’s operations, and Primedex’s insurance may not be sufficient to cover Primedex for the resulting losses.

Complying with federal and state regulations is an expensive and time-consuming process, and any failure to comply could result in substantial penalties.

Primedex is directly or indirectly through the radiology practices with which Primedex contracts subject to extensive regulation by both the federal government and the State of California, including:

•                  the federal False Claims Act;

•                  the federal Medicare and Medicaid anti-kickback laws, and California anti-kickback prohibitions;

•                  Federal and California billing and claims submission laws and regulations;

•                  the federal Health Insurance Portability and Accountability Act of 1996;

•                  the federal physician self-referral prohibition commonly known as the Stark Law and the California equivalent of the Stark Law;

•                  California laws that prohibit the practice of medicine by non-physicians and prohibit fee-splitting arrangements involving physicians;

•                  Federal and California laws governing the diagnostic imaging and therapeutic equipment Primedex uses in its business concerning patient safety, equipment operating specifications and radiation exposure levels; and

•                  California laws governing reimbursement for diagnostic services related to services compensable under workers compensation rules.

If Primedex’s operations are found to be in violation of any of the laws and regulations to which Primedex or the radiology practices with which Primedex contracts are subject, Primedex may be subject to the applicable penalty associated with the violation, including civil and criminal penalties, damages, fines and the curtailment of Primedex’s operations. Any penalties, damages, fines or curtailment of Primedex’s operations, individually or in the aggregate, could adversely affect Primedex’s ability to operate its business. The risk of Primedex being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against Primedex for violation of these laws or regulations, even if Primedex successfully defends against it, could cause Primedex to incur significant legal expenses and divert management’s attention from the operation of Primedex’s business.

If Primedex fails to comply with various licensure, certification and accreditation standards, Primedex may be subject to loss of licensure, certification or accreditation, which would adversely affect Primedex’s operations.

Ownership, construction, operation, expansion and acquisition of Primedex’s diagnostic imaging facilities is subject to various federal and California laws, regulations and approvals concerning licensing of personnel, other required certificates for certain types of healthcare facilities and medical equipment. In addition, freestanding diagnostic imaging facilities that provide services independent of a physician’s office must be enrolled by Medicare as an independent diagnostic testing facility to bill the Medicare program. Medicare carriers have discretion in applying the independent diagnostic testing facility requirements and therefore the application of these requirements may vary from jurisdiction to jurisdiction. Primedex may not be able to receive the required regulatory approvals for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the opportunity to expand Primedex’s services.

Primedex’s facilities are subject to periodic inspection by governmental and other authorities to assure continued compliance with the various standards necessary for licensure and certification. If any facility loses its certification under the Medicare program, then the facility will be ineligible to receive reimbursement from the Medicare and Medi-Cal programs. For the year ended October 31, 2005, approximately 18% of Primedex’s net revenue came from the Medicare and Medi-Cal programs. A change in the applicable certification status of one of Primedex’s facilities could adversely affect Primedex’s other facilities and in turn Primedex as a whole.

Primedex’s agreements with the contracted radiology practices must be structured to avoid the corporate practice of medicine and fee-splitting.

California law prohibits Primedex from exercising control over the medical judgments or decisions of physicians and from engaging in some financial arrangements, such as splitting professional fees with physicians. These laws are enforced by state courts and regulatory authorities, each with broad discretion. A component of Primedex’s business has been to enter into management agreements with radiology practices. Primedex provides management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee typically based on a percentage of the practice’s revenue. Primedex structures its relationships with the radiology practices, including the purchase of diagnostic imaging facilities, in a manner that Primedex believes keeps it from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians or violating the prohibitions against fee-splitting. However, because challenges to these types of arrangements are not required to be reported, Primedex cannot substantiate this belief. There can be no assurance that Primedex’s present arrangements with BRMG or the physicians providing medical services and medical supervision at Primedex’s imaging facilities will not be challenged, and, if challenged, that they will not be found to violate the corporate practice prohibition, thus subjecting Primedex to potential damages, injunction and/or civil and criminal penalties or require Primedex to restructure its arrangements in a way that would affect the control or quality of Primedex’s services and/or change the amounts Primedex receives under its management agreements. Any of these results could jeopardize Primedex’s business.

Future federal legislation could limit the prices Primedex can charge for its services, which would reduce its revenue and adversely affect its operating results.

In addition to extensive existing government healthcare regulation, there are numerous initiatives affecting the coverage of and payment for healthcare services, including proposals that would significantly limit reimbursement under the Medicare and Medi-Cal programs as well as recently enacted federal legislation slated to become effective January 1, 2007 which will reduce Medicare reimbursement for MRI procedures by on average 30% to 35% and CT procedures by on average 15% to 20%. Limitations on reimbursement amounts and other cost containment pressures have in the past resulted in a decrease in the revenue Primedex receives for each scan Primedex performs. Limitations on reimbursement amounts and other cost containment pressures have in the past resulted in a decrease in the revenue Primedex receives for each scan Primedex performs.

The regulatory framework in which Primedex operates is uncertain and evolving.

Healthcare laws and regulations may change significantly in the future. Primedex continuously monitors these developments and modifies Primedex’s operations from time to time as the regulatory environment changes. Primedex cannot assure you, however, that it will be able to adapt its operations to address new regulations or that new regulations will not adversely affect its business. In addition, although Primedex believes that it is operating in compliance with applicable federal and California laws, neither Primedex’s current or anticipated business operations nor the operations of the contracted radiology practices have been the subject of judicial or regulatory interpretation. Primedex cannot assure you that a review of Primedex’s business by courts or regulatory authorities will not result in a determination that could adversely affect Primedex’s operations or that the healthcare regulatory environment will not change in a way that restricts Primedex’s operations.

Some states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations, if adopted in California, may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to Primedex and the contracted radiology practices and limit Primedex’s ability to enter into capitation or other risk sharing managed care arrangements.

Primedex’s substantial debt could adversely affect its financial condition and prevent Primedex from fulfilling its obligations.

In connection with the merger, Primedex intends to refinance all of its and Radiologix’s current outstanding indebtedness with a $405 million credit facility. This indebtedness and any future indebtedness that Primedex incurs could have important consequences by adversely affecting its financial condition, which could make it more difficult for Primedex to satisfy its obligations to creditors. Primedex’s substantial indebtedness could also:

•                  require Primedex to dedicate a substantial portion of its cash flow from operations to payments on Primedex’s debt, reducing the availability of Primedex’s cash flow to fund working capital, capital expenditures and other general corporate purposes;

•                  increase Primedex’s vulnerability to adverse general economic and industry conditions;

•                  limit Primedex’s flexibility in planning for, or reacting to, changes in Primedex’s business and the industry in which Primedex operates;

•                  place Primedex at a competitive disadvantage compared to Primedex’s competitors that have less debt; and

•                  limit Primedex’s ability to borrow additional funds on terms that are satisfactory to Primedex or at all.

Agreements with Radiologix’s contracted radiology practices must be structured to avoid the corporate practice of medicine and fee-splitting.

The laws of many states, including many of the states in which Radiologix’s contracted radiology practices are located, prohibit Radiologix from exercising control over the medical judgments or decisions of physicians and from engaging in some financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A component of Radiologix’s business has been to enter into service agreements with radiology practices. Radiologix provides management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee. Radiologix structures its relationships with the radiology practices, including the purchase of diagnostic imaging centers, in a manner that it believes keeps it from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians or violating the prohibitions against fee-splitting. State regulatory authorities or other parties may assert that Radiologix is engaged in the corporate practice of medicine or that the payment of service fees to Radiologix by the radiology practices constitutes fee-splitting. If such a claim were successfully asserted, Radiologix could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. This result, or Radiologix’s inability to successfully restructure its relationships to comply with these statutes, could jeopardize Radiologix’s business.

Deficit Reduction Act of 2005.

On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005, referred to as the “DRA.” The DRA provides that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non-hospital based freestanding facilities will be capped at the lesser of reimbursement under the Medicare Part B physician fee schedule or the Hospital Outpatient Prospective Payment System (HOPPS) schedule.

Currently, the technical component of Radiologix’s and Primedex’s imaging services is reimbursed under the Part B physician fee schedule, which, in most cases, allows for higher reimbursement than under the HOPPS. Under the DRA, Radiologix and Primedex will be reimbursed at the lower of the two schedules, beginning January 1, 2007.

The DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts previously announced by the Centers for Medicare and Medicaid Services (CMS). In November 2005, CMS announced that it will pay 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for imaging procedures involving contiguous body parts within a family of codes when performed in the same session. Under current methodology, Medicare pays 100% of the technical component of each procedure. CMS had indicated that it would phase in this rate reduction over two years, so that the reduction will be 25% for each additional imaging procedure in 2006 and another 25% in 2007. On August 8, 2006, CMS issued a proposed rule that would eliminate the 25% reduction in 2007.

For the fiscal year ended December 31, 2005, Medicare revenue from Radiologix’s imaging centers represented approximately 26% of Radiologix’s total revenue from its imaging centers. If both reimbursement reductions contained in the DRA had been in effect during fiscal year 2005, Radiologix estimates that its Medicare revenue would have been reduced by approximately $13.3 million and equity in earnings of unconsolidated affiliates would have been reduced by $1.6 million. The estimated future reduction in revenue and pre-tax earnings from the reimbursement changes contained in the DRA is as follows:

Estimated Reduction in Revenue and Pre-Tax Earnings from DRA

(In thousands of dollars)	2006	2007
Consolidated Operations:
Contiguous Body Parts	$1,900	$2,900
Fee Schedule Change	—	10,400
Total	$1,900	$13,300
Unconsolidated Operations:
Contiguous Body Parts	$200	$200
Fee Schedule Change	—	1,400
Total	$200	$1,600

For the fiscal year ended October 31, 2005, Medicare revenue from Primedex’s imaging centers represented approximately [  ]% of Primedex’s total revenue from its imaging centers. If both reimbursement reductions contained in the DRA had been in effect during fiscal year 2005, Primedex estimates that its Medicare revenue would have been reduced by approximately $4.5 million. The estimated future reduction in revenue and pre-tax earnings from the reimbursement changes contained in the DRA is as follows:

Estimated Reduction in Revenue and Pre-Tax Earnings from DRA

(In thousands of dollars)	2006	2007
Consolidated Operations:
Contiguous Body Parts	$400	$1,000
Fee Schedule Change	—	3,500
Total	$400	$4,500

Risks Related to the Transfer Restrictions on Primedex Common Stock

The imposition of transfer restrictions may cause the market price of Primedex’s stock to decline.

If the amendment to the certificate of incorporation imposing transfer restrictions is approved, the transfer restrictions will be applicable to Primedex’s common stock. These transfer restrictions currently do not apply to Primedex’s common stock. It is possible that the transfer restrictions will have an adverse effect on the market price of Primedex common stock. If the transfer restrictions are approved, they will remain in effect until such time as the board of directors of Primedex determines that they are no longer necessary, which should be the earlier of full usage of the NOLs, as defined on page 70, or their expiration. The latest date of expiration of Primedex’s NOLs is estimated to be 2025.

The transfer restrictions may impede or discourage efforts by a third party to acquire Primedex, even if doing so would benefit Primedex’s stockholders.

Although the transfer restrictions are designed as a protective measure to preserve Primedex’s $161 million of NOLs, the transfer restrictions may have the effect of impeding or discouraging a merger, tender offer or proxy contest, even if such a transaction may be favorable to the interests of some or all of the stockholders of Primedex. This effect might prevent stockholders from realizing an opportunity to sell all or a portion of their shares of common stock of Primedex at a premium above market prices. In addition, the transfer restrictions may delay the assumption of control by a holder of a large block of Primedex’s stock and the removal of incumbent directors and management, even if such removal may be beneficial to some or all of the stockholders of Primedex.

The transfer restrictions may not be enforceable, and an ownership change may occur with the result that the ability to use the NOLs could be severely limited.

The transfer restrictions could be challenged, and a court could refuse to enforce them. It also is possible that the tax authorities (including the IRS) could take the position that the transfer restrictions were not effective and did not protect Primedex from an ownership change for tax purposes. Furthermore, transactions permitted under the transfer restrictions, such as transfers by pre-existing 5% stockholders, could trigger an ownership change for purposes of Section 382 and result in limitations on Primedex’s ability to use the NOLs in the future.

Risks Related to Primedex’s Future use of NOLs

Future legislation may result in Primedex being unable to realize the tax benefits of the NOLs.

It is possible that legislation or regulations will be adopted that would limit Primedex’s ability to use the tax benefits associated with the NOLs. However, we are not aware of any proposed changes in the tax laws or regulations that would materially impact the ability of Primedex to use the NOLs.

Primedex may not be able to make use of the existing tax benefits of the NOLs because Primedex may not generate taxable income.

The use of the NOLs is subject to uncertainty because it is dependent upon the amount of taxable income and capital gains generated by Primedex. Primedex has not generated taxable income on an annual basis since October 31, 2001, and there can be no assurance that Primedex will have sufficient taxable income or capital gains in future years to use the NOLs before they expire.

This is especially true for the capital loss carryforwards because they expire over a shorter period of time than the net operating loss carryforwards.

The IRS could challenge the amount of the NOLs or claim Primedex experienced an ownership change, which could reduce the amount of NOLs that Primedex can use.

The amount of the NOLs has not been audited or otherwise validated by the IRS. The IRS could challenge the amount of the NOLs, which could result in an increase in the liability of Primedex in the future for income taxes. In addition, calculating whether an ownership change has occurred is subject to uncertainty, both because of the complexity and ambiguity of Section 382 and because of limitations on a publicly traded company’s knowledge as to the ownership of, and transactions in, its securities. Therefore, Primedex cannot assure you that a governmental authority will not claim that Primedex experienced an ownership change and attempt to reduce or eliminate the benefit of the NOLs even though the stock of Primedex is subject to the transfer restrictions.

Primedex’s business could be adversely affected if the amendment to its certificate of incorporation is not approved.

Primedex currently does not have restrictions in place that limit transfers of its common stock. If the amendment to its certificate of incorporation imposing transfer restrictions is not approved, Primedex will not have the ability to prohibit any transfers. As a result, an ownership change could occur. An ownership change could severely limit Primedex’s ability to use the NOLs. Primedex’s ability to use the NOLs to reduce its future liability to pay federal income tax is an important aspect of its business strategy. Primedex’s business could be adversely affected if it is unable to make use of the NOLs.

THE RADIOLOGIX SPECIAL MEETING

General

Radiologix is furnishing this joint proxy statement/prospectus to you in order to provide you with important information regarding the matters to be considered at the special meeting of Radiologix stockholders and at any adjournment or postponement of the special meeting. Radiologix first mailed this joint proxy statement/prospectus and the accompanying form of proxy to its stockholders on or about [          ], 2006.

Date, Time and Place of the Radiologix Special Meeting

Radiologix will hold its special meeting of stockholders at 3900 JPMorgan Chase Tower, 2000 Ross Avenue, Dallas, Texas  75201 at [9:00] a.m. Central Time on [             ], 2006, unless postponed or adjourned to a later date.

Purposes of the Radiologix Special Meeting

At the Radiologix special meeting, Radiologix stockholders will be asked to consider and vote on the following proposals:

1. To adopt the Agreement and Plan of Merger, dated as of July 6, 2006, by and among Radiologix, Inc., Primedex Health Systems, Inc., PR Acquisition Corporation, an indirect wholly-owned subsidiary of Primedex, and RadNet Management, Inc., a wholly-owned subsidiary of Primedex and sole stockholder of PR Acquisition Corporation, and the transactions contemplated by the merger agreement, including the merger, pursuant to which PR Acquisition Corporation will merge with and into Radiologix, on the terms and subject to the conditions contained in the merger agreement, and Radiologix stockholders will receive aggregate consideration of 22,621,922 shares of Primedex common stock and $42,950,000 in cash. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus;

2. To approve adjournments or postponements of the Radiologix special meeting , if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Radiologix special meeting to approve the above proposals; and

3. To consider and take action upon any other business that may properly come before the Radiologix special meeting or any reconvened meeting following an adjournment or postponement of the Radiologix special meeting .

Record Date and Outstanding Voting Securities

Radiologix’s board of directors has established [          ], 2006, as the record date for determining the Radiologix stockholders entitled to receive notice of and to vote at the special meeting. On the record date, there were issued and outstanding [          ] shares of Radiologix common stock, which are entitled to one vote per share upon the proposals presented at the special meeting. On the record date, there were no shares of Radiologix preferred stock issued and outstanding.

As of the record date, the directors and officers of Radiologix and their affiliates held shares of common stock representing approximately [  ]% of the outstanding shares of Radiologix common stock.

A list of stockholders eligible to vote at the special meeting will be available for your review during Radiologix’s regular business hours at its headquarters in Dallas, Texas for at least ten days prior to the special meeting for any purpose related to the special meeting.

Voting and Revocation of Proxies

The proxy regarding the Radiologix special meeting accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Radiologix for use at the special meeting.

General

Shares represented by a properly signed and dated proxy will be voted at the special meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but that do not contain voting instructions will be voted FOR each of the proposals described in this joint proxy statement/prospectus.

Abstentions

Radiologix will count a properly executed proxy marked “abstain” with respect to a particular proposal as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the special meeting with respect to such proposal. Because approval of Proposal No. 1 will require the affirmative vote of a majority of the outstanding shares of Radiologix common stock and approval of Proposal No. 2 will require the affirmative vote of a majority of the shares of Radiologix common stock, present in person or represented by proxy and entitled to vote at the Radiologix special meeting, abstentions on these proposals will have the same effect as a vote AGAINST those proposals.

Broker Non-Votes

If your shares are held by your broker or other nominee, your broker or other nominee will vote your shares for you if you provide instructions to your broker or other nominee on how to vote. You should follow the directions provided by your broker or other nominee regarding how to instruct your broker or other nominee to vote your shares. “Broker non-votes” are shares held by a broker or other nominee that are represented at the special meeting, but with respect to which the broker or other nominee is not instructed by the beneficial owner of the shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on the proposal. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum but will not be counted for purposes of determining the number of shares represented and voting with respect to a proposal. Failure to instruct your broker or other nominee on how to vote your shares on Proposal No. 1 and Proposal No. 2 will have the effect of voting AGAINST those proposals.

Voting Shares in Person that are Held Through Brokers or Other Nominees

If your Radiologix shares are held in “street name” (that is, through a broker or other nominee) and you would like to attend the special meeting and vote in person, you will need to bring an account statement or other acceptable evidence of ownership of Radiologix common stock as of the close of business on [          ], 2006, the record date for voting. Alternatively, in order to vote, you may contact the person in whose name your shares are registered, obtain a properly executed legal proxy from that person, identifying you as a Radiologix stockholder, authorizing you to act on behalf of the nominee at the Radiologix special meeting and identifying the number of shares with respect to which the authorization is granted, and bring that proxy to the special meeting.

Revocation of Proxies

If you submit a proxy, you may revoke it at any time before it is voted by:

•                                          delivering to the corporate secretary of Radiologix a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•                                          submitting to the corporate secretary of Radiologix a new, signed proxy card with a later date than the proxy you wish to revoke;

•                                          if available, voting again by telephone or over the Internet and submitting your proxy so that it is received prior to your stockholder meeting; or

•                                          attending the special meeting and voting in person (attendance by itself will not revoke your proxy).

Attendance and Procedures at the Special Meeting

Attendance at the special meeting will be limited to stockholders of record, beneficial owners of common stock entitled to vote at the meeting having evidence of ownership, the authorized representative (one only) of an absent stockholder, and invited guests of management. If you plan to attend the special meeting and you hold your shares directly in your name, please vote your proxy and bring valid picture identification with you to the meeting. Stockholders who hold their shares through a broker or other nominee will need to bring a copy of a brokerage or other statement reflecting their stock ownership as of the record date. All stockholders will be asked to present valid picture identification. Any person claiming to be an authorized representative of a stockholder must, upon request, produce written evidence of the authorization.

Notices to the corporate secretary of Radiologix should be sent to 3600 JPMorgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201-2776.

If you have instructed your broker or other nominee to vote your shares, you must follow directions received from your broker or other nominee to change those instructions.

Required Stockholder Vote

In order to conduct business at the Radiologix special meeting, a quorum must be present. The holders of a majority of the common stock issued and outstanding and entitled to vote at the special meeting, present in person or represented by proxy, will constitute a quorum at the special meeting for the transaction of business under Radiologix’s certificate of incorporation and bylaws. All shares of Radiologix common stock represented at the special meeting, including “broker non-votes” and shares voted “abstain” or “withheld,” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Radiologix will treat shares of Radiologix common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the Radiologix special meeting for the purposes of determining the existence of a quorum. If a quorum is not present, it is expected that the special meeting will be adjourned to solicit additional proxies.

For Proposal No. 1, the vote of a majority of the outstanding shares of Radiologix common stock “for” the proposal will be the act of the stockholders. For Proposal No. 2, the vote of a majority of the shares of Radiologix common stock, present in person or represented by proxy and entitled to vote at the Radiologix special meeting. Therefore, shares voted “abstain” and “broker non-votes” on those proposals will have the same effect as votes “against” those proposals.

The votes required to approve the respective proposals at the Radiologix special meeting are:

Proposal No. 1 – Adoption of the merger agreement and the merger requires the affirmative vote of a majority of the outstanding shares of Radiologix common stock. Abstentions and broker non-votes will have the same effect as voting AGAINST Proposal No. 1.

Proposal No. 2 – To approve adjournments or postponements of the Radiologix special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Radiologix special meeting to approve Proposal No. 1 requires the affirmative vote of a majority of the shares of Radiologix common stock, present in person or represented by proxy and entitled to vote at the Radiologix special meeting. Abstentions and broker non-votes will have the same effect as voting AGAINST Proposal No. 2.

The inspector of elections for the Radiologix special meeting will tabulate the votes.

Recommendation of Board of Directors

After careful consideration, the board of directors of Radiologix has unanimously determined that each proposal is advisable and in the best interests of Radiologix and its stockholders and recommends that Radiologix stockholders vote FOR each of the proposals.

Other Business; Adjournments or Postponements

We are not aware of any other business to be acted upon at the special meeting. If, however, other matters are properly brought before the special meeting, your proxies will have discretion to vote or act on those matters according to their best judgment.

Any adjournment may be made from time to time by approval of the stockholders holding a majority of the voting power present in person or by proxy at the special meeting, whether or not a quorum exists, without further notice other than by an announcement made at the special meeting. In addition, if the adjournment of the special meeting is for more than 30 days or if after the adjournment a new record date is fixed for an adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at such special meeting. If a quorum is not present at the special meeting, stockholders may be asked to vote on a proposal to adjourn or postpone the special meeting to solicit additional proxies. If a quorum is not present at the special meeting, the holders of a majority of the shares entitled to vote who are present in person or by proxy may adjourn or postpone the special meeting. If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the other proposal(s), holders of common stock may also be asked to vote on a proposal to approve the adjournment or postponement of the special meeting to permit further solicitation of proxies.

Solicitation of Proxies

This solicitation of proxies for the Radiologix special meeting is being made by management of Radiologix on behalf of the Radiologix board of directors and will be made by mail, telephone, the Internet, facsimile and electronic transmission or overnight delivery. Radiologix will bear the entire cost of soliciting proxies from Radiologix stockholders. In addition to this mailing, Radiologix’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, by mail, telephone, the Internet, facsimile and electronic transmission or overnight delivery. Radiologix has also engaged D. F. King for a fee of approximately $10,000 plus a per–call fee and reimbursement of expenses to assist in the solicitation of proxies. Radiologix and its proxy solicitors will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Radiologix common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should promptly vote by submitting your completed proxy card without delay by mail.

Voting Agreement

Contrarian Equity Fund, L.P., a Radiologix stockholder, which owns approximately 16.4% of the outstanding shares of Radiologix common stock, is a party to a voting agreement with Primedex under which it is obligated to vote its shares in favor of adopting the merger agreement and the merger.

Security Ownership of Principal Stockholders, Directors and Executive Officers

For information regarding the security ownership of Radiologix common stock by principal stockholders, directors and executive officers of Radiologix, see the disclosure below under the caption “Information About Radiologix – Beneficial Ownership of Radiologix Common Stock” beginning on page 208.

Assistance

If you need assistance in completing your proxy card or have questions regarding Radiologix’s special meeting, please contact Radiologix’s General Counsel at 214-303-2776 or write to Radiologix, Inc., 3600 JPMorgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201-2776, Attention: General Counsel.

Appraisal and Dissenters’ Rights

Holders of Radiologix common stock have dissenters’ rights under Delaware law with respect to the merger transaction. For information regarding such dissenters’ rights, see “The Merger –Appraisal and Dissenters’ Rights” beginning on page 109.

Interest of Certain Persons in Matters to be Acted Upon

Under the merger agreement, Sami S. Abbasi will be paid $2,392,000 in full and final settlement of Radiologix’s obligations to him as a result of a “Change of Control” (as defined in his employment agreement), and his employment agreement shall automatically terminate and be cancelled effective as of the closing date of the merger, except for non-competition covenants and Radiologix’s obligation to pay some of the taxes Mr. Abbasi may owe as a result of this payment to him. The $2,392,000 is in addition to the $175,000 payable to him as a 2005 bonus, the amount to be received by him as a result of the exercise of stock options, and the merger consideration to be received by Mr. Abbasi with respect to his Radiologix common stock. As a result of the merger, Mr. Abbasi will become vested in 200,000 shares of Radiologix common stock that were restricted and options to purchase 637,922 shares of Radiologix common stock.

The matters to be considered at the special meeting are of great importance to the stockholders of Radiologix. You are accordingly urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to submit your proxy by mail in the enclosed postage-paid envelope.

PROPOSAL NO. 1

ADOPTION OF THE MERGER AGREEMENT
AND THE MERGER

As discussed elsewhere in this joint proxy statement/prospectus, Radiologix stockholders are considering and voting on a proposal to adopt the merger agreement and the merger. Radiologix stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger, including the sections of this joint proxy statement/prospectus titled “The Merger,” which begins on page 84, and “The Merger Agreement,” which begins on page 118. In addition, Radiologix stockholders should read the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, in its entirety.

Recommendation

The Radiologix board of directors unanimously recommends a vote “FOR” adopting the merger agreement and the merger, and your proxy will be so voted unless you specify otherwise.

PROPOSAL NO. 2

APPROVAL OF ADJOURNMENTS OR POSTPONEMENTS
OF THE RADIOLOGIX SPECIAL MEETING

As discussed elsewhere in this joint proxy statement/prospectus, Radiologix stockholders are considering and voting on a proposal to approve adjournments or postponements of the Radiologix special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Radiologix special meeting to approve the Proposal No. 1. Radiologix stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger, including the sections of this joint proxy statement/prospectus titled “The Merger,” which begins on page 84, and “The Merger Agreement,” which begins on page 118. In addition, Radiologix stockholders should read the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, in its entirety.

Recommendation

The Radiologix board of directors unanimously recommends a vote “FOR” the proposal to approve adjournments or postponements of the Radiologix special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Radiologix special meeting to approve Proposal No. 1, and your proxy will be so voted unless you specify otherwise.

THE PRIMEDEX ANNUAL MEETING

General

Primedex is furnishing this joint proxy statement/prospectus to you in order to provide you with important information regarding the matters to be considered at the 2006 annual meeting of Primedex stockholders and at any adjournment or postponement of the annual meeting. Primedex first mailed this joint proxy statement/prospectus and the accompanying form of proxy to its stockholders on or about [          ], 2006.

Date, Time and Place of the Primedex Annual Meeting

Primedex will hold its 2006 annual meeting of stockholders at [              ] at [9:00] a.m., Pacific Time, on [         ], 2006.

Purposes of the Primedex Annual Meeting

At the Primedex annual meeting, Primedex stockholders will be asked to consider and vote on the following proposals:

•                                          Proposal No. 1 – To adopt the Agreement and Plan of Merger, dated as of July 6, 2006, by and among Radiologix, Inc., Primedex Health Systems, Inc., PR Acquisition Corporation, an indirect wholly-owned subsidiary of Primedex, and RadNet Management, Inc., a wholly-owned subsidiary of Primedex and sole stockholder of PR Acquisition Corporation, and the transactions contemplated by the merger agreement, including the merger and the issuance of Primedex common stock in connection with the merger, pursuant to which PR Acquisition Corporation will merge with and into Radiologix, on the terms and subject to the conditions contained in the merger agreement, and Radiologix stockholders will receive aggregate consideration of 22,621,922 shares of Primedex common stock and $42,950,000 in cash. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus.

•                                          Proposal No. 2 – To adopt an amendment to Primedex’s Certificate of Incorporation to change Primedex’s name to “RadNet, Inc.”

•                                          Proposal No. 3 – To adopt an amendment to Primedex’s Certificate of Incorporation to (i) increase the number of authorized shares of Primedex common stock from 100,000,000 shares to 200,000,000 shares and reduce the par value of each share of common stock from $0.01 to $0.0001, (ii) undesignate all of Primedex’s preferred stock, and (iii) increase the authorized number of shares of Primedex preferred stock from 10,000,000 shares to 30,000,000 shares and reduce the par value of each share of preferred stock from $0.01 to $0.0001.

•                                          Proposal No. 4 – To adopt an amendment to Primedex’s Certificate of Incorporation to implement stock transfer restrictions to preserve Primedex’s unrestricted use of its net operating loss carry-forwards.

•                                          Proposal No. 5 – To adopt Primedex’s 2006 Stock Incentive Plan.

•                                          Proposal No. 6 – To elect five directors to Primedex’s board of directors.

•                                          Proposal No. 7 – To ratify the appointment of Moss Adams LLP as Primedex’s independent registered public accounting firm for its fiscal year ending October 31, 2006.

•                                          Proposal No. 8 – To approve adjournments or postponements of the Primedex annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Primedex annual meeting to approve the above proposals.

In addition, Primedex stockholders may also consider and take action upon any other business that may properly come before the Primedex annual meeting or any reconvened meeting following an adjournment or postponement of the Primedex annual meeting.

Record Date and Outstanding Voting Securities

Primedex’s board of directors has established [        ], 2006, as the record date for determining the Primedex stockholders entitled to receive notice of and to vote at the annual meeting. On the record date, there were issued and outstanding [          ] shares of Primedex common stock, which are entitled to one vote per share upon the proposals presented at the annual meeting, except for the election of directors in the event that a stockholder gives notice of his intent to cumulate votes. Cumulative voting is explained below under “Required Stockholder Vote.”  On the record date, there were no shares of Primedex preferred stock issued and outstanding.

As of the record date, the directors and officers of Primedex and their affiliates held shares of common stock representing approximately 33% of the outstanding shares of Primedex common stock.

A list of stockholders eligible to vote at the annual meeting will be available for your review during Primedex’s regular business hours at its headquarters in Los Angeles, California for at least ten days prior to the annual meeting for any purpose related to the annual meeting.

Voting and Revocation of Proxies

The proxy accompanying this joint proxy statement/prospectus is solicited on behalf of the board of directors of Primedex for use at the annual meeting.

General

Shares represented by a properly signed and dated proxy will be voted at the annual meeting in accordance with the instructions indicated on the proxy. Proxies that are properly signed and dated but that do not contain voting instructions will be voted FOR each of the proposals described in this joint proxy statement/prospectus.

Abstentions

Primedex will count a properly executed proxy marked “abstain” with respect to a particular proposal as present for purposes of determining whether a quorum is present, but the shares represented by that proxy will not be voted at the annual meeting with respect to such proposal. Because approval of Proposals No. 1, No. 2, No. 3 and No. 4 will require the affirmative vote of a majority of the voting power of the Primedex shares outstanding, abstentions on these proposals will have the same effect as a vote AGAINST those proposals. However, because approvals of Proposals No. 5 and 7 will require the affirmative vote of a majority of the shares present in person or represented by proxy and voted at the annual meeting, and abstentions are not counted as votes cast, abstentions will have no effect on the outcome of those proposals, so long as a quorum is present at the annual meeting. In addition, abstentions will have no direct effect on the outcome of Proposal No. 6, assuming that a quorum is present at the annual meeting, because the election of directors will be decided by either plurality or cumulative voting.

Broker Non-Votes

If your shares are held by your broker or other nominee, your broker or other nominee will vote your shares for you if you provide instructions to them on how to vote. You should follow the directions provided by your broker or other nominee regarding how to instruct them to vote your shares. “Broker non-votes” are shares held by a broker or other nominee that are represented at the annual meeting, but with respect to which the broker or other nominee is not instructed by the beneficial owner of the shares to vote on the particular proposal and the broker or other nominee does not have discretionary voting power on the proposal because it is not deemed to be a routine matter. Broker non-votes will be counted for purposes of determining the presence or absence of a quorum but will not be counted for purposes of determining the number of shares represented and voting with respect to a proposal. Failure to instruct your broker or other nominee on how to vote your shares on Proposal No. 1, Proposal No. 2, Proposal No. 3, Proposal No. 4 and Proposal No. 5 will have the effect of voting AGAINST those proposals. We believe that Proposal No .6 and Proposal No. 7 will be deemed routine, and brokers will therefore vote in accordance with management’s recommendation in the absence of specific instructions from you.

Voting Shares in Person that are Held Through Brokers or Other Nominees

If your Primedex shares are held in “street name” (that is, through a broker or other nominee) and you would like to attend the annual meeting and vote in person, you will need to bring an account statement or other acceptable evidence of ownership of Primedex common stock as of the close of business on [          ], 2006, the record date for voting. Alternatively, in order to vote, you may contact the person in whose name your shares are registered, obtain a properly executed “legal proxy” from that person, identifying you as a Primedex stockholder, authorizing you to act on behalf of the nominee at the Primedex annual meeting and identifying the number of shares with respect to which the authorization is granted, and bring that proxy to the annual meeting.

Revocation of Proxies

If you submit a proxy, you may revoke it at any time before it is voted by:

•                                          delivering to the corporate secretary of Primedex a written notice, dated later than the proxy you wish to revoke, stating that the proxy is revoked;

•                                          submitting to the corporate secretary of Primedex a new, signed proxy card with a later date than the proxy you wish to revoke;

•                                          if available, voting again by telephone or over the Internet and submitting your proxy so that it is received prior to your stockholder meeting; or

•                                          attending the annual meeting and voting in person (attendance by itself will not revoke your proxy).

Attendance and Procedures at the Annual Meeting

Attendance at the annual meeting will be limited to stockholders of record, beneficial owners of common stock entitled to vote at the meeting having evidence of ownership, the authorized representative (one only) of an absent stockholder, and invited guests of management. If you plan to attend the annual meeting and you hold your shares directly in your name, please vote your proxy but keep the admission ticket attached to your proxy card and bring it with you to the meeting. Stockholders who hold their shares through a broker or other nominee, will need to bring a copy of a brokerage or other statement reflecting their stock ownership as of the record date. All stockholders will be asked to present valid picture identification. Any person claiming to be an authorized representative of a stockholder must, upon request, produce written evidence of the authorization.

Notices to the corporate secretary of Primedex should be sent to 1510 Cotner Avenue, Los Angeles, California  90025.

If you have instructed your broker or other nominee to vote your shares, you must follow directions received from your broker or other nominee to change those instructions.

Required Stockholder Vote

In order to conduct business at the Primedex annual meeting, a quorum must be present. The holders of a majority of the common stock issued and outstanding and entitled to vote at the annual meeting, present in person or represented by proxy, will constitute a quorum at the annual meeting for the transaction of business under Primedex’s certificate of incorporation and bylaws. All shares of Primedex common stock represented at the annual meeting, including “broker non-votes” and shares voted “abstain” or “withheld,” will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum. Primedex will treat shares of Primedex common stock represented by a properly signed and returned proxy, including abstentions and broker non-votes, as present at the Primedex annual meeting for the purposes of determining the existence of a quorum. If a quorum is not present, it is expected that the annual meeting will be adjourned to solicit additional proxies.

For Proposals No. 1, No. 2, No. 3 and No 4, the vote of a majority of the outstanding shares of Primedex common stock “for” the proposal will be the act of the stockholders. Therefore, shares voted “abstain” and “broker non-votes” on those proposals will have the same effect as votes “against” those proposals. For Proposals No. 5 and No. 7, the vote of a majority of the shares present in person or represented by proxy at the annual meeting, entitled to vote and voting “for” the proposal, will be the act of the stockholders.

For the election of directors in Proposal No. 6, each stockholder is entitled to cumulative voting rights, which means that the total number of votes which the stockholder may cast for the election of directors equals the number of directors to be elected multiplied by the number of shares held, and the stockholder may cast all of such votes for one candidate for director or may distribute the total votes among all or several candidates, as the stockholder sees fit. A stockholder may not cumulate votes for a candidate unless the candidate’s name has been placed in nomination prior to the voting and unless the stockholder gives notice at the annual meeting, prior to the voting, of an intention to cumulate votes. If any stockholder present at the annual meeting gives such notice, all stockholders may cumulate their votes. In such event, the persons designated in the accompanying proxy card will allocate votes among the candidates nominated as directed by the board of directors. If cumulative voting is not invoked, the candidates receiving the highest number of votes of the shares entitled to vote for them, up to the number of directors to be elected, shall be elected. The proxy card provided with this proxy statement indicates the number of shares of Primedex common stock that you own and are entitled to vote.

The votes required to approve the respective proposals at the Primedex annual meeting are:

Proposal No. 1 – Adoption and approval of the merger agreement and approval of the transactions contemplated thereby, including the merger and the issuance of shares of Primedex common stock in connection with the merger agreement, requires the affirmative vote of a majority of the outstanding shares of Primedex common stock. Abstentions and broker non-votes will have the same effect as voting AGAINST Proposal No. 1.

Proposal No. 2 – Adoption and approval of an amendment to Primedex’s certificate of incorporation to change Primedex’s name to “RadNet, Inc.” requires the affirmative vote of a majority of the outstanding shares of Primedex common stock. Abstentions and broker non-votes will have the same effect as voting AGAINST Proposal No. 2.

Proposal No. 3 – Adoption and approval of an amendment to Primedex’s Certificate of Incorporation to (i) increase the number of authorized shares of Primedex common stock from 100,000,000 shares to 200,000,000 shares and reduce the par value of each share of common stock from $0.01 to $0.0001, (ii) undesignate all of Primedex’s preferred stock, and (iii) increase the authorized number of shares of Primedex preferred stock from 10,000,000 shares to 30,000,000 shares and reduce the par value of each share of preferred stock from $0.01 to $0.0001 requires the affirmative vote of a majority of the outstanding shares of Primedex common stock. Abstentions and broker non-votes will have the same effect as voting AGAINST Proposal No. 3.

Proposal No. 4 – Adoption and approval of an amendment to Primedex’s certificate of incorporation to implement certain stock transfer restrictions to preserve Primedex’s unrestricted use of its net operating loss carry-forwards requires the affirmative vote of a majority of the outstanding shares of Primedex common stock. Abstentions and broker non-votes will have the same effect as voting AGAINST Proposal No. 4.

Proposal No. 5 – Adoption and approval of the 2006 Stock Incentive Plan requires the affirmative vote of a majority of the votes cast at the annual meeting. Neither broker non-votes nor abstentions will have any effect on Proposal No. 5.

Proposal No. 6 – Election of the five existing members of Primedex’s board of directors will be decided by plurality voting unless a stockholder gives proper notice of intent to cumulate votes at the annual meeting, in which case it will be decided by cumulative voting. In either event, the five directors who receive the most “for” votes will be elected, and broker non-votes, abstentions and votes against or withheld will have no effect on the election.

Proposal No. 7 –Ratification of the appointment of Moss Adams LLP as Primedex’s independent registered public accounting firm for the new fiscal year ending December 31, 2006 requires the affirmative vote of a majority of the votes cast at the annual meeting. Neither broker non-votes nor abstentions will any effect on Proposal No. 7.

Proposal No. 8 – To approve adjournments or postponements of the Primedex annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Primedex annual meeting to approve Proposal No. 1, which requires the affirmative vote of a majority of the outstanding shares of Primedex common stock. Abstentions and broker non-votes will have the same effect as voting AGAINST Proposal No. 8.

The inspector of elections for the Primedex annual meeting will tabulate the votes.

Recommendation by the Board of Directors

After careful consideration, the board of directors of Primedex has determined that each proposal is advisable and in the best interests of Primedex and its stockholders and recommends that Primedex stockholders vote FOR each of the proposals.

Other Business; Adjournments or Postponements

We are not aware of any other business to be acted upon at the annual meeting. If, however, other matters are properly brought before the annual meeting, your proxies will have discretion to vote or act on those matters according to their best judgment.

Any adjournment may be made from time to time by approval of the stockholders holding a majority of the voting power present in person or by proxy at the annual meeting, whether or not a quorum exists, without further notice other than by an announcement made at the annual meeting. In addition, if the adjournment of the annual meeting is for more than 30 days or if after the adjournment a new record date is fixed for an adjourned meeting, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at such annual meeting. If a quorum is not present at the annual meeting, stockholders may be asked to vote on a proposal to adjourn or postpone the annual meeting to solicit additional proxies. If a quorum is not present at the annual meeting, the holders of a majority of the shares entitled to vote who are present in person or by proxy may adjourn or postpone the annual meeting. If a quorum is present at the annual meeting but there are not sufficient votes at the time of the annual meeting to approve the other proposal(s), holders of common stock may also be asked to vote on a proposal to approve the adjournment or postponement of the annual meeting to permit further solicitation of proxies.

Solicitation of Proxies

This solicitation of proxies for the Primedex annual meeting is being made by management of Primedex on behalf of the Primedex board of directors and will be made by mail, telephone, the Internet, facsimile and electronic transmission or overnight delivery. Primedex will bear the entire cost of soliciting proxies from Primedex stockholders, except that Primedex and Radiologix will share equally the expenses incurred in connection with the filing with the SEC of the registration statement of which this joint proxy statement/prospectus forms a part and the printing and mailing of this joint proxy statement/prospectus. In addition to this mailing, Primedex’s directors, officers and employees (who will not receive any additional compensation for their services) may solicit proxies personally, by mail, telephone, the Internet, facsimile and electronic transmission or overnight delivery. Primedex and its proxy solicitors will also request that banks, brokerage houses and other custodians, nominees and fiduciaries send proxy materials to the beneficial owners of Primedex common stock and will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in doing so. The extent to which these proxy-soliciting efforts will be necessary depends upon how promptly proxies are submitted. You should promptly vote by submitting your completed proxy card without delay by mail.

Security Ownership of Principal Stockholders, Directors and Executive Officers

For information regarding the security ownership of Primedex common stock by principal stockholders, directors and executive officers of Primedex, see the disclosure below under the caption “Information About Primedex – Stock Ownership of Directors and Executive Officers” beginning on page 164.

Assistance

If you need assistance in completing your proxy card or have questions regarding Primedex’s annual meeting, please contact Primedex’s Investor Relations at (310) 478-7808 or write to Primedex Health Systems, Inc., 1510 Cotner Avenue, Los Angeles, California, 90025, Attention: Investor Relations.

Appraisal and Dissenters’ Rights

Holders of Primedex common stock have dissenters’ rights under California law with respect to the merger transaction. For information regarding such dissenters’ rights, see “The Merger –Appraisal and Dissenters’ Rights” beginning on page 109.

Interest of Certain Persons in Matters to be Acted Upon

The officers and directors of Primedex do not have interests in the merger that are materially different from those of Primedex stockholders with respect to any of the proposals. Dr. Howard Berger, Primedex’s President and Chief Executive Officer, owns more than 5% of Primedex’s outstanding shares of common stock. If Proposal No. 4 is approved, the new transfer restrictions included in Primedex’s Certificate of Incorporation will treat pre-existing 5% stockholders differently from persons who become 5% stockholders after                . See “Proposal No. 4 – Amendment to Certificate of Incorporation to Implement Transfer Restrictions – Treatment of Pre-existing 5% Stockholders.”

Stockholder Proposals and Nominations

Requirements for Stockholder Proposals to be Brought Before an Annual Meeting

For stockholder nominations to the board of directors or other proposals to be considered at an annual meeting, the stockholder must have given timely notice of the proposal or nomination in writing to Primedex’s Secretary pursuant to Rule 14a-4 under the Securities Exchange Act of 1934, as amended. To be timely for the 2007 annual meeting, a stockholder’s notice must be delivered to or mailed and received by Primedex’s Secretary at Primedex’s principal executive offices not later than [                ], 2007.

Requirements for Stockholder Proposals to be Considered for Inclusion in Primedex’s Proxy Materials

Stockholder proposals submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and intended to be presented at Primedex’s 2007 annual meeting must be received by Primedex not later than [                ], 2007 to be considered for inclusion in Primedex’s proxy materials for that meeting.

The matters to be considered at the annual meeting are of great importance to the stockholders of Primedex. You are accordingly urged to read and carefully consider the information presented in this joint proxy statement/prospectus, and to submit your proxy by mail in the enclosed postage-paid envelope.

PROPOSAL NO. 1

ADOPTION OF THE MERGER AGREEMENT
AND APPROVAL OF THE MERGER AND
ISSUANCE OF PRIMEDEX COMMON STOCK
PURSUANT TO THE MERGER AGREEMENT

As discussed elsewhere in this joint proxy statement/prospectus, Primedex stockholders are considering and voting on a proposal to adopt the merger agreement and approve the merger and the issuance of Primedex common stock pursuant to the terms of the merger agreement. Primedex stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger, including the sections of this joint proxy statement/prospectus titled “The Merger,” which begin on page 84, and “The Merger Agreement”, which begin on page 118. In addition, Primedex stockholders should read the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, in its entirety.

Recommendation

The Primedex board of directors unanimously recommends a vote “FOR” adopting  the merger agreement and approving the merger and issuance of Primedex common stock pursuant to the terms of the merger agreement, and your proxy will be so voted unless you specify otherwise.

PROPOSAL NO. 2

AMENDMENT TO CERTIFICATE OF INCORPORATION TO
CHANGE NAME TO “RADNET, INC.”

On [                  ], 2006, Primedex’s board of directors unanimously approved an amendment to Primedex’s certificate of incorporation to, among other things, change Primedex’s name from “Primedex Health Systems, Inc.” to “RadNet, Inc.,” and unanimously recommended that Primedex’s stockholders adopt the amendment. The form of certificate of amendment approved by Primedex’s board of directors to effect that amendment is attached to this joint proxy statement/prospectus as Annex B.

Purpose of Proposed Name Change.

As a consequence of the merger, Primedex intends to change its corporate name to  “RadNet, Inc.,” which borrows its name from the operating entity in which Primedex currently conducts its operations. Accordingly, the Primedex board of directors believes that, as Primedex continues to execute its business plan and reach new patients, the new “RadNet, Inc.” name is more likely to have a greater intangible value, and a greater name recognition value in the future than its current name.

Restated Certificate of Incorporation.

If approved, the FIRST paragraph of Primedex’s certificate of incorporation would be restated in its entirety as follows:

“FIRST: The name of the Corporation shall be RADNET, INC.”

The form of the certificate of amendment to the certificate of incorporation is included as Annex B to this joint proxy statement/prospectus. If adopted, the certificate of amendment will become effective upon its filing with the Department of State of the State of New York, and will be filed as soon as practicable.

Effect of Name Change on Stockholders.

Primedex stockholders will not be required to submit their stock certificates for exchange. Stock certificates bearing the “Primedex Health Services, Inc.” name will continue to be valid certificates and will evidence ownership of the same number of shares of Primedex’s capital stock after the name change as stated in Primedex’s amended certificate of incorporation. Following the effective date of the amended certificate of incorporation, all new stock certificates issued by Primedex will be printed using the new name.

New Trading Symbol.

If Primedex’s name change is approved at the annual meeting, Primedex will promptly thereafter apply to change its Over-The-Counter Bulletin Board trading symbol to a new trading symbol more readily identifiable with its new corporate name. Primedex intends to apply to have its shares of common stock listed on the American Stock Exchange upon completion of the merger or as soon thereafter as reasonably practicable thereafter. If Primedex is not listed on the American Stock Exchange, Primedex’s new Over-The-Counter Bulletin Board trading symbol will be [“     ”].

Recommendation

The Primedex board of directors unanimously recommends a vote “FOR” amending the certificate of incorporation to change Primedex’s name to “RadNet, Inc.,” and your proxy will be so voted unless you specify otherwise.

PROPOSAL NO. 3 — AMENDMENT TO CERTIFICATE OF INCORPORATION TO
INCREASE AUTHORIZED NUMBER OF SHARES

On [                   ], 2006, Primedex’s board of directors unanimously approved an amendment to Primedex’s certificate of incorporation to, among other things, (i) increase the authorized number of shares of Primedex common stock from 100,000,000 shares to 200,000,000 shares and reduce the par value of each share of common stock from $0.01 to $0.0001, (ii) undesignate all of Primedex’s preferred stock, none of which is currently outstanding, so that it returns to the status of authorized but undesignated and unissued, and (iii) increase the authorized number of shares of Primedex preferred stock from 10,000,000 shares to 30,000,000 shares and reduce the par value of each share of Preferred Stock from $0.01 to $0.0001, and unanimously recommended that Primedex’s stockholders adopt the amendment. The form of certificate of amendment approved by Primedex’s board of directors to effect that amendment is attached to this joint proxy statement/prospectus as Annex B.

The additional shares of Primedex common stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding shares of common stock. See the section of this joint proxy statement/prospectus titled “Description of Primedex Capital Stock – Common Stock” on page 210 for more information on Primedex’s common stock. Adoption of the amendment would not affect the rights of the holders of currently outstanding common stock, except to the extent additional shares are actually issued, which may have various effects, including dilution of the earnings per share and voting rights of current holders of common stock.

Primedex has “blank check” preferred stock authorized under its certificate of incorporation, which may be issued by the Primedex board of directors in one or more designated series. Currently, the only designated series is Series A 5% convertible preference stock, of which there are currently 5,600,000 shares designated. There are no shares of Series A 5% convertible preference stock currently outstanding. See the section of this joint proxy statement/prospectus titled “Description of Primedex Capital Stock – Preferred Stock” on page [ ] for more information on Primedex’s preferred stock. The amendment, if adopted by Primedex’s stockholders, would undesignate the Series A 5% convertible preference stock as a series of preferred stock authorized for issuance by Primedex, such that all 10,000,000 authorized shares of Primedex preferred stock would be undesignated and available for subsequent designation and issuance by the Primedex board of directors in accordance with its certificate of incorporation, bylaws and applicable law. As no Primedex preferred stock is currently outstanding, adoption of the amendment would not affect the rights of any Primedex stockholders, except to the extent one or more series of preferred stock are actually designated and additional shares of preferred stock are actually issued, which may have various effects, including subordination of liquidation preference, dividend rights and voting rights and dilution of the earnings per share and voting rights of current holders of common stock.

If adopted, the certificate of amendment will become effective upon its filing with the Department of State of the State of New York, and will be filed as soon as practicable. At [                ], 2006, [                ] shares of common stock were outstanding, and [                ] were reserved for options, warrants, employee equity plans and other purposes (not including shares issuable in the merger described in Proposal No. 1), and no shares of preferred stock were outstanding. Upon the approval of this Proposal No. 3, there would be approximately [                ] authorized and unreserved shares of common stock available for issuance, including for the purposes described in Proposal No. 1, and 30,000,000 authorized and undesignated shares of preferred stock available for designation into one or more series and for issuance.

Purpose and Effect of the Amendment

The principal purpose of this amendment is to provide Primedex with the flexibility to issue shares of common stock and to designate for issuance and issue one or more series of preferred stock for proper corporate purposes, which may be identified in the future, such as to raise equity capital, make additional acquisitions through the use of stock or reserve additional shares for issuance under equity incentive plans. Primedex intends to use a portion of the newly authorized shares of common stock to perform its obligations under the merger agreement described in Proposal No. 1. Except as discussed above, Primedex has at this time no plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares of common stock or to designate or issue any of the authorized shares of preferred stock.

The increased reserve of shares available for issuance may be used to facilitate public or private financings. If required operating funds cannot be generated by operations, Primedex may need to, among other things, issue and sell unregistered common stock or preferred stock, or securities convertible into common stock or preferred stock, in private transactions. Such transactions might not be available on terms favorable to Primedex, or at all. Primedex may sell common stock or preferred stock at prices less than the public trading price of the common stock at the time, and may grant additional contractual rights to purchase not available to other holders of common stock, such as warrants to purchase additional shares of common stock or anti-dilution protections.

The increased reserve of shares available for issuance also may be used in connection with potential acquisitions. The ability to use its stock as consideration provides Primedex with negotiation benefits and increases its ability to execute its growth strategy which may include the acquisition of other businesses or technologies.

In addition, the increased reserve of shares available for issuance may be used for Primedex’s future equity incentive plans for grants to its employees, consultants and directors. Such equity incentive plans could also be used to attract and retain employees of acquired companies in connection with potential acquisitions.

The flexibility of the board of directors to issue additional shares of common stock and to designate and issue all authorized shares of preferred stock could also enhance the ability of Primedex’s board of directors to negotiate on behalf of the stockholders in a takeover situation. The authorized, but unissued shares of common stock and the authorized, but undesignated and unissued shares of preferred stock could be used by the board of directors to discourage, delay or make more difficult a change in the control of Primedex. For example, such shares could be privately placed with purchasers who might align themselves with the board of directors in opposing a hostile takeover bid. The issuance of additional shares could dilute the stock ownership of persons seeking to obtain control and increase the cost of acquiring a given percentage of the outstanding stock. Stockholders should therefore be aware that approval of the amendment could facilitate future efforts by Primedex to deter or prevent changes in control of Primedex, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

The availability of additional shares of common stock is particularly important in the event that the board of directors needs to undertake any of the foregoing actions on an expedited basis and therefore needs to avoid the time (and expense) of seeking stockholder approval in connection with the contemplated action. If the amendment is approved by the stockholders, the board of directors does not intend to solicit further stockholder approval prior to the issuance of any additional shares of common stock or prior to the designation for issuance or issuance of any shares of preferred stock, except as may be required by applicable law or rules. For example, if Primedex common stock trades on the American Stock Exchange, under the rules and policies of such exchange, stockholder approval is required for any issuance of 20% or more of Primedex outstanding shares in connection with acquisitions or discounted private placements. Additionally, under California law, to the extent it may apply to Primedex under Section 2115 of the California General Corporation Law, stockholder approval is required for the adoption and approval of the merger agreement and approval of the merger and the issuance of Primedex common stock pursuant to the terms of the merger agreement, where Primedex stockholders, immediately before such merger and stock issuance, do not continue to hold at least five-sixths of Primedex’s combined voting power after such merger and stock issuance. Primedex reserves the right to seek a further increase in the authorized number of shares from time to time as considered appropriate by the board of directors.

Existing Anti-Takeover Mechanisms

Primedex’s certificate of incorporation and bylaws contain provisions that may make it less likely that Primedex management would be changed, or someone would acquire voting control of Primedex, without the consent of Primedex’s board of directors. These provisions include:

•                                 shares of Primedex authorized but unissued “blank check” preferred stock (as well as shares of Primedex authorized but unissued common stock) could be issued in an effort to dilute the stock ownership and voting power of persons seeking to obtain control of Primedex, or could be issued to purchasers who would support Primedex’s board of directors in opposing an unsolicited takeover proposal;

•                                 Primedex stockholders are only allowed to take actions by unanimous written consent, other than actions taken at a duly noticed meeting of stockholders; and

•                                 Primedex’s board of directors may increase the number of directors and may fill the vacancies created by such action.

Other than as described above, there are currently no anti-takeover mechanisms present in Primedex’s governing documents or otherwise. If Primedex’s stockholders approve Proposal No. 4 to amend Primedex’s Certificate of Incorporation to include transfer restrictions, those transfer restrictions, which are described in greater detail in “PROPOSAL NO. 4 – AMENDMENT OF CERTIFICATE OF INCORPORATION TO INCLUDE TRANSFER RESTRICTIONS” below, may have material anti-takeover consequences. Other than those transfer restrictions, Primedex has no present plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.

Recommendation

The Primedex board of directors unanimously recommends a vote “FOR” amending the certificate of incorporation to increase the authorized number of shares of common stock, and your proxy will be so voted unless you specify otherwise.

PROPOSAL NO. 4 — AMENDMENT TO CERTIFICATE OF INCORPORATION TO
IMPLEMENT TRANSFER RESTRICTIONS

Introduction

As of October 31, 2005, Primedex had accumulated federal and state net operating losses totaling approximately $161,319,000 and $41,224,000, respectively, that Primedex can carry forward as potential tax deductions until they expire at various intervals from the years 2006 to 2025. In this joint proxy statement/ prospectus, we refer to these net operating losses and capital losses together as “NOLs.”

NOLs can benefit Primedex by offsetting federal taxable income dollar-for-dollar by the amount of the NOLs, thereby reducing or eliminating Primedex’s U.S. federal corporate tax (other than alternative minimum tax) on such income. Assuming Primedex can fully use its NOLs to reduce its U.S. federal corporate tax, Primedex expects to be subject to the alternative minimum tax, which would result in 10% of Primedex’s alternative minimum taxable income being subject to the 20% alternative minimum tax. The maximum federal corporate tax rate is currently 34%.

The benefit of the NOLs to Primedex can be reduced or eliminated under Section 382 of the Internal Revenue Code (or Code), if Primedex experiences an “ownership change,” as defined in Section 382 of the Code and described in more detail below. An ownership change can occur through one or more acquisitions of Primedex stock, whether occurring contemporaneously or pursuant to a single plan, by which stockholders or groups of stockholders, each of whom owns or is deemed to own directly or indirectly at least 5% of Primedex’s stock, increase their ownership of Primedex stock by more than 50 percentage points within a three-year period. Primedex currently does not have the ability to restrict transactions that could result in an ownership change.

The Primedex board of directors believes the best interests of Primedex and its stockholders will be served by adopting provisions that are designed to restrict direct and indirect transfers of Primedex stock if such transfers will affect the percentage of stock that is treated as owned by a 5% stockholder. In this joint proxy statement/ prospectus, we refer to these provisions as the “transfer restrictions.”

As of August 17, 2006, Primedex does not believe that it has experienced an ownership change, but calculating whether an ownership change has occurred is subject to inherent uncertainty. This uncertainty results from the complexity and ambiguity of the Section 382 provisions, as well as limitations on the knowledge that any publicly traded company can have about the ownership of and transactions in its securities.

If you approve this proposal, Primedex’s certificate of incorporation will be amended to add the transfer restrictions as a new Article TENTH to the Certificate of Incorporation. Stockholders are urged to read carefully the accompanying Annex B, which sets forth the complete text of the certificate of amendment of certificate of incorporation of Primedex that will be filed if this proposal is approved.

Limitations on use of NOLs

The benefit of the NOLs to Primedex can be reduced or eliminated under Section 382 of the Code if Primedex experiences an “ownership change,” as defined in Section 382. Generally, an ownership change can occur through one or more acquisitions, by which one or more stockholders, each of whom owns or is deemed to own directly or indirectly 5% or more in value of a corporation’s stock, increase their aggregate percentage ownership by more than 50 percentage points over the lowest percentage of stock owned by such stockholders (with the lowest percentage measured separately for each stockholder) at any time during the preceding three-year period. The amount of the increase in the percentage of stock ownership of each 5% stockholder is computed separately, and each such increase is then added together with any other such increase to determine whether an ownership change has occurred. For this purpose, all holders who own less than 5% of a corporation’s stock are generally treated together as one 5% stockholder (although in some circumstances these smaller holders may be counted as two or more separate stockholders, with each being a “public group” and a separate 5% stockholder, for purposes of Section 382 of the Code). Transactions in the public markets among stockholders owning less than 5% of the equity securities generally do not affect the calculation of an ownership change (but can if a corporation has more than one public group). In addition, constructive ownership rules, which generally attribute ownership of stock owned by estates, trusts, corporations, partnerships or other entities to the ultimate indirect individual owner thereof, or to related individuals, are applied in determining the level of stock ownership of a particular stockholder. Special rules, described below, can result in the treatment of options (including warrants) or other similar interests as having been exercised if such treatment would result in an ownership change. All percentage determinations are based on the fair market value of a corporation’s stock.

For example, if a single investor acquired 50.1% of Primedex’s stock in a three-year period, a change of ownership would occur. Similarly, if ten persons, none of whom owned Primedex stock, each acquired slightly over 5% of Primedex’s stock within a three-year period (so that such persons owned, in the aggregate more than 50%), an ownership change would occur.

If Primedex were to experience an ownership change, then the amount of taxable income in any year (or portion of a year) subsequent to the ownership change that could be offset by NOLs from periods prior to such ownership change could not exceed the product obtained by multiplying (i) the aggregate value of Primedex stock immediately prior to the ownership change (with adjustments) by (ii) the then applicable federal long-term tax exempt rate (this resulting product is referred to as the Section 382 limitation). If Primedex experiences an ownership change for tax purposes, the Section 382 limitation would be reduced to zero in the event Primedex was deemed to fail to continue the business enterprise that we engaged in before the ownership change for the two-year period following the ownership change. Any portion of the annual Section 382 limitation amount not utilized in any year may be carried forward and increase the available Section 382 limitation amount for the succeeding tax year. Thus, an ownership change could significantly reduce or eliminate the annual utilization of Primedex’s NOLs and cause a substantial portion or all of such NOLs to expire prior to their use.

Summary of Transfer Restrictions

The following is a summary of the proposed transfer restrictions. This summary is qualified in its entirety by reference to the full text of the proposed transfer restrictions, which if approved by Primedex’s stockholders will be contained in a new Article TENTH in the certificate of amendment of certificate of incorporation of Primedex and as set forth in the accompanying Annex B. Stockholders are urged to read in their entirety the transfer restrictions set forth in the accompanying Annex B.

Prohibited Transfers

The transfer restrictions generally will restrict any direct or indirect transfer (such as transfers of stock of Primedex that result from the transfer of interests in other entities that own stock of Primedex) if the effect would be to:

1.                                       increase the direct or indirect ownership of Primedex stock by any person from less than 5% to 5% or more of the stock of Primedex;

2.                                       increase the percentage of Primedex stock owned directly or indirectly by a person (or public group) owning or deemed to own 5% or more of the stock of Primedex; or

3.                                       create a new public group.

Transfers included under the transfer restrictions include sales to persons whose resulting percentage ownership (direct or indirect) of stock would exceed the 5% thresholds discussed above, or to persons whose direct or indirect ownership of stock would by attribution cause another person to exceed such threshold. Complicated rules of constructive ownership, aggregation, segregation, combination and other stock ownership rules prescribed by the Code (and related regulations) will apply in determining whether a person or group of persons constitute a 5% stockholder under Section 382 and whether less than 5% stockholders will be treated as one or more “public groups,” each of which is a 5% stockholder under Section 382.

However, the transfer restrictions will not apply to issuance of stock by Primedex, nor will they apply to the creation or grant of an option by Primedex. As a result, the transfer restrictions do not prevent the exercise of either currently outstanding options to purchase Primedex stock or options that may be granted in the future by Primedex to purchase its stock. These have been excluded from the operation of the transfer restriction because the Primedex board of directors has determined that the issuance of Primedex shares under these circumstances would not adversely affect NOLs. In addition, since Primedex’s board of directors will be able to consider the effect on NOLs of future issuances of Primedex shares at the time of the issuance, whether as a result of transactions with third parties, or the issuance of Primedex shares in a private placement or public offering, or as compensation to Primedex’s employees, officers or directors, or otherwise, future issuances of Primedex shares, as well as grants of options or warrants, by Primedex also have been excluded from the transfer restrictions. Consequently, persons or entities who are able to acquire Primedex shares directly from us, including our employees, officers and directors, may do so without application of the transfer restrictions, irrespective of the number of Primedex shares they are acquiring. As a result, those persons or entities dealing directly with Primedex may be seen to receive an advantage over persons or entitles who are not able to acquire Primedex shares directly from us and, therefore, are restricted by the terms of the transfer restrictions. It should be noted, however, that any direct acquisitions of Primedex shares from us first requires approval of Primedex’s board of directors, and in granting such approval, the Primedex board of directors will review the implications of any such issuance for the NOLs.

For purposes of determining the existence and identity of, and the amount of stock owned by, any stockholder, Primedex will be entitled to rely conclusively on (a) the existence or absence of filings with the SEC of Schedules 13D and 13G (or any similar SEC filings) as of any date and (b) Primedex’s actual knowledge of the ownership of Primedex stock. The transfer restrictions will include the right to require a proposed transferee, as a condition to registration of a transfer of stock, to provide all information reasonably requested regarding such person’s direct and indirect ownership of Primedex stock. The transfer restrictions may result in the delay or refusal of certain requested transfers of Primedex’s common stock.

As a result of these rules, the transfer restrictions could result in prohibiting ownership (thus requiring dispositions) of stock of Primedex as a result of a change in the relationship between two or more persons or entities, or of a transfer of an interest in an entity other than Primedex, such as an interest in an entity that, directly or indirectly, owns stock of Primedex. The transfer restrictions will also apply to proscribe the creation or transfer of certain “options” (which are broadly defined by Section 382) in respect of Primedex stock to the extent that, in various circumstances, creation, transfer or exercise of the option would result in a proscribed level of ownership.

Absent a court determination, there can be no assurance that the transfer restrictions will be enforceable against all of our stockholders, and the transfer restrictions may be subject to challenge on equitable grounds. It is possible that the transfer restrictions may not be enforceable against current Primedex stockholders who vote against or abstain from voting on the amendment. Nonetheless, Primedex believes that the transfer restrictions are in the best interest of Primedex and its stockholders and are reasonable, and if they are approved by the stockholders, Primedex will act vigorously to enforce the transfer restrictions against all current and future holders of Primedex stock regardless of how they vote on the amendment. Primedex believes that each of its stockholders who vote in favor of the amendment will in effect have consented to the implementation of the transfer restriction and therefore will be bound by the transfer restrictions. If a Primedex stockholder votes for the transfer restrictions, Primedex intends to assert that such stockholder would be estopped from challenging the implementation of the transfer restrictions. All Primedex shareholders should carefully consider this point in deciding whether to vote in favor of the amendment to implement the transfer restrictions.

Treatment of Pre-existing 5% Stockholders

The transfer restrictions will contain exceptions permitting otherwise prohibited transfers by pre-existing 5% stockholders. Pre-existing 5% stockholders are:

•                                          any person or entity who (1) has filed a Schedule 13D or 13G on or before [                ], 2006 or (2) establishes, within 30 days of [                ], 2006, to the satisfaction of the board of directors of Primedex, that such person or entity was a direct or indirect owner of 5% of common stock of Primedex on [                ], 2006 and

•                                          persons and entities with specified ownership interests in the foregoing persons or entities.

Pre-existing 5% stockholders will receive the following different treatment under the transfer restrictions.

•                                          In contrast to the treatment of persons who become “5-percent stockholders” (as defined in Section 382) after [                ], 2006, who will be prohibited from disposing of any shares of Primedex common stock without the express consent of Primedex’s board of directors, a direct or indirect transfer of shares of common stock of Primedex by (but not to) a pre-existing 5% stockholder will be permitted so long as such a transfer would not:

•                                          increase the ownership of stock by any person (other than a public group) to 5% or more of the stock of Primedex or

•                                          increase the percentage of stock owned by a person owning 5% or more of the stock of Primedex.

•                                          These permitted transfers by pre-existing 5% stockholders include transfers to a public group even though the public group becomes a new public group as a result of such transfer and is treated as a 5% stockholder under Section 382.

•                                          In addition, the transferred shares must have been received in exchange for shares of Primedex common stock already owned by such pre-existing 5% stockholder on [                ], 2006.

These provisions will not permit pre-existing 5% stockholders to increase their ownership of common stock of Primedex without specific approval of the board of directors of Primedex, except for transfers by pre-existing 5% stockholders as described above, but they will permit pre-existing 5% stockholders to dispose of shares of Primedex already owned by them prior to Primedex’s first public announcement of Primedex’s intention to seek to implement the transfer restrictions, subject to the conditions above.

Consequences of Prohibited Transfers

Upon adoption of the transfer restrictions, any direct or indirect transfer attempted in violation of the restrictions would be void as of the date of the purported transfer as to the purported transferee (or, in the case of an indirect transfer, the ownership of the direct owner of Primedex stock would terminate simultaneously with the transfer), and the purported transferee (or in the case of any indirect transfer, the direct owner) would not be recognized as the owner of the shares owned in violation of the restrictions for any purpose, including for purposes of voting and receiving dividends or other distributions in respect of such stock, or in the case of options, receiving stock in respect of their exercise. In this joint proxy statement/ prospectus, we refer to stock acquired in violation of the transfer restrictions as “excess stock.”

In addition to the purported transfer being void as of the date of the purported transfer, upon demand, the purported transferee must transfer the excess stock to Primedex’s agent along with any dividends or other distributions paid with respect to such excess stock. Primedex’s agent is required to sell such excess stock in an arms’ length transaction (or series of transactions) that would not constitute a violation under the transfer restrictions. The net proceeds of the sale, together with any other distributions with respect to such excess stock received by Primedex’s agent, after deduction of all costs incurred by the agent, will be distributed first to the purported transferee in an amount, if any, equal to the cost (or in the case of gift, inheritance or similar transfer, the fair market value of the excess stock on the date of the violative transfer) incurred by the purported transferee to acquire such excess stock, and the balance of the proceeds, if any, will be distributed to a charitable beneficiary. If the excess stock is sold by the purported transferee, such person will be treated as having sold the excess stock on behalf of the agent, and will be required to remit all proceeds to Primedex’s agent (except to the extent Primedex grants written permission to the purported transferee to retain an amount not to exceed the amount such person otherwise would have been entitled to retain had Primedex’s agent sold such shares).

Any stockholder who knowingly violates the transfer restrictions will be liable for any and all damages suffered by Primedex as a result of such violation, including damages resulting from a reduction in or elimination of the ability to utilize the NOLs and any professional fees incurred in connection with addressing such violation.

With respect to any transfer of stock which does not involve a transfer of “securities” of Primedex within the meaning of the New York Business Corporation Law but which would cause any 5% stockholder to violate the transfer restrictions, the following procedure will apply in lieu of those described above. In such case, no such 5% stockholder shall be required to dispose of any interest that is not a security of Primedex, but such 5% stockholder and/or any person whose ownership of securities of Primedex is attributed to such 5% stockholder will be deemed to have disposed of (and will be required to dispose of) sufficient securities, simultaneously with the transfer, to cause such 5% stockholder not to be in violation of the transfer restrictions, and such securities will be treated as excess stock to be disposed of through the agent under the provisions summarized above, with the maximum amount payable to such 5% stockholder or such other person that was the direct holder of such excess stock from the proceeds of sale by the agent being the fair market value of such excess stock at the time of the prohibited transfer.

Common Stock Legend and Exchange of Share Certificates

Section 10.4 of Article TENTH provides that all certificates representing shares of Primedex common stock will bear a legend indicating that the shares are subject to the transfer restrictions contained in Primedex’s certificate of incorporation. Each share of Primedex common stock issued subsequent to the approval of this Proposal No. 4, including shares of Primedex common stock received by Radiologix stockholders in connection with the merger, will bear such legend, however, existing Primedex stockholders will not be required to surrender or exchange their existing shares of Primedex common stock.

Modification and Waiver of Transfer Restrictions

The board of directors of Primedex will have the discretion to approve a transfer of stock that would otherwise violate the transfer restrictions. If the board of directors of Primedex decides to permit a transfer that would otherwise violate the transfer restrictions, that transfer or later transfers may result in an ownership change that could limit Primedex’s use of the NOLs. As a condition to granting an exemption from the transfer restrictions, the board of directors may require an opinion of counsel (the cost of which will be borne by the transferor and/or the transferee) that the transfer will not result in a limitation on the use of the NOLs under Section 382.

In addition, in the event of a change in law, the board of directors of Primedex will be authorized to eliminate the transfer restrictions, modify the applicable allowable percentage ownership interest (now 5%) or modify any of the terms and conditions of the transfer restrictions, provided that the board of directors concludes in writing that such change is reasonably necessary or advisable to preserve the NOLs or that the continuation of the affected terms and conditions of the transfer restrictions is no longer reasonably necessary for such purpose. The board’s determination in such circumstances must be based upon a written opinion of tax counsel. Written notice of any such determination will be provided to stockholders.

The Primedex board of directors may establish, modify, amend or rescind by-laws, regulations and procedures for purposes of determining whether any transfer of stock of Primedex would jeopardize Primedex’s ability to preserve and use the NOLs. Assuming the amendment is approved, Primedex’s board of directors will amend Primedex’s bylaws to further implement the transfer restrictions and to provide for the legending of all certificates evidencing shares of Primedex stock.

Expiration of Transfer Restrictions

The transfer restrictions will remain in effect until the board of directors of Primedex determines that the NOLs are no longer available to reduce Primedex’s future income tax liability, which should be the earlier of full usage of the NOLs or their expiration. We estimate that the latest date of expiration of the NOLs is 2025. The board of directors of Primedex is permitted to accelerate or extend the expiration date of the transfer restrictions in the event of a change in the law or otherwise.

Reasons for Transfer Restrictions

The purpose of the transfer restrictions is solely to help preserve the long–term value to Primedex and its stockholders of Primedex’s accumulated NOL and capital loss carryforwards. The proposed transfer restrictions are designed to prohibit certain transfers of Primedex’s stock in excess of amounts that, because of provisions of the Code, could inhibit Primedex’s ability to use its NOLs to reduce future income tax liability.

The transfer restrictions may have anti–takeover effects because they will restrict the ability of a person or group from accumulating aggregate of 5% or more of stock of Primedex and the ability of persons or groups now owning 5% or more of stock of Primedex from acquiring additional stock. The transfer restrictions are not in response to any effort to accumulate Primedex common stock or to obtain control of Primedex. Primedex’s board of directors considers the transfer restrictions to be reasonable and in the best interests of Primedex and its stockholders because the transfer restrictions reduce certain of the risks related to Primedex’s future use of the NOLs. In the opinion of Primedex’s board of directors, the fundamental importance to Primedex’s stockholders of maintaining the availability of the NOLs is a more significant consideration than the indirect “anti-takeover” effect the transfer restrictions may have.

Interests of Certain Persons

The officers and directors of Primedex do not have interests in the merger that are materially different from those of Primedex stockholders with respect to any of the proposals. However, Dr. Howard Berger, Primedex’s President and Chief Executive Officer, owns more than 5% of Primedex’s outstanding shares of Common Stock. If Proposal No. 4 is approved, the new transfer restrictions included in Primedex’s Certificate of Incorporation will treat pre-existing 5% stockholders differently from persons who become 5% stockholders after                 .

Recommendation

The Primedex board of directors unanimously recommends a vote “FOR” amending the certificate of incorporation to include the transfer restrictions, and your proxy will be so voted unless you specify otherwise.

PROPOSAL NO. 5 — APPROVAL OF THE 2006 STOCK INCENTIVE PLAN

The stockholders are being asked to approve the adoption of the 2006 Equity Incentive Plan, or the 2006 Plan. The 2006 Plan is intended to replace the 2000 Long-Term Incentive Plan, or the 2000 Plan. Primedex’s board of directors adopted the 2006 Plan on [        ], 2006, subject to the approval of the stockholders at the annual meeting. Stockholder approval of the 2006 Plan is being sought to qualify certain compensation under the 2006 Plan as “performance-based compensation” not subject to the tax deduction limitation under Section 162(m) of the Code, and to qualify certain stock options that may be granted under the 2006 Plan as incentive stock options under Section 422 of the Code.

Description of the Proposal

The board of directors approved the 2006 Plan because it believes that the best means for aligning the interests of employees and stockholders is through equity incentives. As of the record date for Primedex’s annual meeting, Primedex had [       ] shares available for future issuance under its 2000 Plan. Additionally, the 2006 Plan includes provisions that are not part of the 2000 Plan and which are necessary for Primedex to offer a competitive equity incentive program. Recent changes in the accounting treatment for stock options should make the use of these alternative types of awards more attractive in the future.

Description of the 2006 Equity Incentive Plan

A copy of the 2006 Plan is attached to this proxy statement as Annex E. The following description of the 2006 Plan is a summary and is qualified by reference to the complete text of the 2006 Plan.

Background and Purpose

The primary purpose of the 2006 Plan is to encourage ownership in our company by key personnel whose long-term service we consider essential to our continued progress, thereby linking these employees directly to stockholder interests through increased stock ownership. We currently have one stock option plan from which awards can be made, which we refer to as the 2000 Plan. The 2000 Plan authorizes up to 2,000,000 shares for issuance pursuant to stock options. The 2006 Plan will provide for added flexibility over the 2000 Plan in light of recent changes in the rules affecting such plans.

As of July 31, 2006, options with respect to 817,500 shares were outstanding under the 2000 Plan at exercise prices ranging from $0.38 to $1.67 and 1,178,834 shares remained available for future grants. The Board has determined that the 2000 Plan will no longer be available for further option grants upon the effective date of the approval of our stockholders of the 2006 Plan.

Eligible Participants

Awards may be granted under the 2006 Plan to any of our employees, officers, directors, or consultants or those of our affiliates. As of July 31, 2006, there were approximately 997 full-time employees and three non-employee directors who would be eligible to participate. An incentive stock option may be granted under the 2006 Plan only to a person who, at the time of the grant, is an employee of Primedex or a related corporation.

Number of Shares of Common Stock Available

If approved by the stockholders, a total of 5,000,000 new shares of our common stock will be reserved for issuance under the 2006 Plan. The maximum aggregate number of shares that may be issued under the 2006 Plan through the exercise of incentive stock options is 5,000,000. If an award is cancelled, terminates, expires, or lapses for any reason without having been fully exercised or vested, or is settled for less than the full number of shares of common stock represented by such award actually being issued, the unvested, cancelled, or unissued shares of common stock generally will be returned to the available pool of shares reserved for issuance under the 2006 Plan. In addition, if we experience a stock dividend, reorganization, or other change in our capital structure, the administrator may, in its discretion, adjust the number of shares available for issuance under the 2006 Plan and any outstanding awards as appropriate to reflect the stock dividend or other change. The share number limitations included in the 2006 Plan will also adjust appropriately upon such event.

Administration of the 2006 Plan

The 2006 Plan will be administered by the board of directors or one or more committees of the board of directors, which we refer to as the Committee. The Primedex board has appointed the Compensation Committee as the Committee referred to in the 2006 Plan. In the case of awards intended to qualify as “performance-based-compensation” excludable from the deduction limitation under Section 162(m) of the Code, the Committee will consist of two or more “outside directors” within the meaning of Section 162(m).

The administrator has the authority to, among other things, select the individuals to whom awards will be granted and to determine the type of award to grant; determine the terms of the awards, including the exercise price, the number of shares subject to each award, the exercisability of the awards, and the form of consideration payable upon exercise; to provide for a right to dividends or dividend equivalents; and to interpret the 2006 Plan and adopt rules and procedures relating to administration of the 2006 Plan. Except to the extent prohibited by any applicable law, the administrator may delegate to one or more individuals the day-to-day administration of the 2006 Plan.

Award Types

Options

A stock option is the right to purchase shares of Primedex’s common stock at a fixed exercise price for a fixed period. An option under the 2006 Plan may be an incentive stock option or a nonstatutory stock option. The exercise price of an option granted under the 2006 Plan must be at least equal to the fair market value of Primedex’s common stock on the date of grant. In addition, the exercise price for any incentive stock option granted to any employee owning more than ten percent of our common stock may not be less than 110 percent of the fair market value of Primedex’s common stock on the date of grant.

Unless the administrator determines to use another method, the fair market value of our common stock on the date of grant will be determined as the closing sales price for our common stock on the date the option is granted (or if no sales are reported that day, the closing price on the last preceding day on which a sale occurred), using a reporting source selected by the administrator. As of [          ], 2006, the average quoted sales price on the Over the Counter Bulletin Board for our common stock was $[    ] per share. The administrator determines the acceptable form of consideration for exercising an option, including the method of payment, either through the terms of the option agreement or at the time of exercise of an option, provided that consideration must have a value of not less than the par value of the shares to be issued and must be actually received before issuing any shares. The 2006 Plan permits payment in the form of cash, check or wire transfer, other shares of common stock of Primedex, cashless exercises, any other form of consideration and method of payment permitted by applicable laws, or any combination thereof.

An option granted under the 2006 Plan cannot be exercised until it becomes vested. The administrator establishes the vesting schedule of each option at the time of grant and the option will expire at the time established by the administrator. After termination of the optionee’s service, he or she may exercise his or her option for the period stated in the option agreement, to the extent the option is vested on the date of termination. If termination is due to death or disability, the option usually will remain exercisable for twelve months following such termination. In all other cases, the option generally will remain exercisable for three months. Nevertheless, an option may never be exercised later than the expiration of its term. The term of any stock option may not exceed ten years, except that with respect to any participant who owns ten percent or more of the voting power of all classes of Primedex’s outstanding capital stock, the term for incentive stock options must not exceed five years.

Stock Awards

Stock awards are awards or issuances of shares of our common stock that vest in accordance with terms and conditions established by the administrator. Stock awards include stock units, which are bookkeeping entries representing an amount equivalent to the fair market value of a share of common stock, payable in cash, property, or other shares of stock. The administrator may determine the number of shares to be granted, and impose whatever conditions to vesting it determines to be appropriate, including performance criteria and level of achievement versus the criteria that the administrator determines. The criteria may be based on financial performance, personal performance evaluations, and completion of service by the participant. Unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to a right of repurchase of the unvested portion of such shares at the original price paid by the participant, which Primedex may exercise upon the voluntary or involuntary termination of the awardee’s service with Primedex for any reason, including death or disability.

For stock awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the measures established by the administrator must be qualifying performance criteria. Qualifying performance criteria under the 2006 Plan include any of the following performance criteria, individually or in combination:

• cash flow	• earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings)

• earnings per share	• growth in earnings or earnings per share

• stock price	• return on equity or average stockholders’ equity

• total stockholder return	• return on capital

• return on assets or net assets	• return on investment

• revenue	• income or net income

• operating income or net operating income	• operating profit or net operating profit

• operating margin	• return on operating revenue

• market share	• contract awards or backlog

• overhead or other expense reduction	• growth in stockholder value relative to the moving average of the S&P 500 Index or a peer group index

• credit rating	• strategic plan development and implementation

• improvement in workforce diversity	• EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization)
• any other similar criteria

Qualifying performance criteria may be applied either to Primedex as a whole or to a business unit, affiliate, or business segment, individually or in any combination. Qualifying performance criteria may be measured either annually or cumulatively over a period of years, and may be measured on an absolute basis or relative to a pre-established target, to previous years’ results, or to a designated comparison group, in each case as specified by the administrator in writing in the award.

Stock Appreciation Rights

A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock in an amount equal to the difference between (a) the fair market value of a share of our common stock on the date of exercise, and (b) the exercise price. This amount will be paid, as determined by the administrator, in shares of our common stock with equivalent value, cash, or a combination of both. The exercise price must be at least equal to the fair market value of our common stock on the date of grant. Subject to these limitations, the administrator determines the exercise price, term, vesting schedule, and other terms and conditions of stock appreciation rights, except that stock appreciation rights terminate under the same rules that apply to stock options.

Cash Awards

Cash awards confer upon the participant the opportunity to earn future cash payments tied to the level of achievement with respect to one or more performance criteria established by the administrator for a performance period. The administrator will establish the performance criteria and level of achievement versus these criteria, which will determine the target and the minimum and maximum amount payable under a cash award. The criteria may be based on financial performance or personal performance evaluations, or both. For cash awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code, the measures established by the administrator must be specified in writing.

Other Provisions of the 2006 Plan

Transferability of Award

Unless the administrator determines otherwise, the 2006 Plan does not permit the transfer of awards other than by beneficiary designation, will, or by the laws of descent or distribution, and only the participant may exercise an award during his or her lifetime.

Preemptive Rights

The 2006 Plan provides that no shares will be issued in violation of any preemptive rights held by any stockholder of Primedex.

Adjustments upon Merger or Change in Control

The 2006 Plan provides that in the event of a merger with or into another corporation in which Primedex is not the surviving entity or Primedex’s “change in control,” including the sale of all or substantially all of Primedex’s assets, and various other events, Primedex’s Board or the Committee may, in its discretion, provide for the assumption or substitution of, or adjustment to, each outstanding award; accelerate the vesting of options and stock appreciation rights, and terminate any restrictions on stock awards or cash awards; provide for the cancellation of awards in exchange for a cash payment to the participant; or provide for the cancellation of awards that have not been exercised or redeemed as of the relevant event.

Certain Federal Income Tax Information

The following is a summary as of this date of the federal income tax consequences to Primedex and to U.S. participants for awards granted under the 2006 Plan. The federal tax laws may change and the federal, state, and local tax consequences for any participant will depend upon his or her individual circumstances. Tax consequences for any particular individual may be different.

Tax Effects for Participants

Incentive Stock Options.  For federal income tax purposes, an optionee does not recognize taxable income when an incentive stock option is granted or upon its exercise. When an incentive stock option is exercised, however, the difference between the option exercise price and the fair market value of the shares on the exercise date is an adjustment in computing the holder’s alternative minimum taxable income and may be subject to an alternative minimum tax, which is paid if such tax exceeds the optionee’s regular tax for the year.

An optionee who disposes of shares acquired by exercise of an incentive stock option more than two years after the option is granted and one year after its exercise recognizes a long-term capital gain or loss equal to the difference between the sale price and the exercise price. If the holding periods are not met and the sale price exceeds the exercise price, the optionee generally will recognize ordinary income as of the exercise date equal to the difference between the exercise price and the lower of the sale price of the shares or their fair market value on the exercise date. Any gain or loss recognized on such premature sale of the shares in excess of the amount of ordinary income is characterized as capital gain or loss. If the holding periods are not met and the sale price is less than the exercise price, the option will recognize a capital loss equal to the difference between the exercise price and the sale price.

Nonstatutory Stock Options.  A participant who receives a nonstatutory stock option with an exercise price equal to or greater than the fair market value of the stock on the grant date generally will not realize taxable income on the grant of such option, but will realize ordinary income when he or she exercises the option, equal to the excess of the fair market value of the shares on the date of exercise over the option exercise price. Any additional gain or loss recognized upon any later disposition of shares would be capital gain or loss. Any taxable income recognized in connection with an option exercise by an employee or former employee of Primedex is subject to tax withholding by Primedex.

Stock Awards.  A participant who receives a stock award that is not subject to a “substantial risk of forfeiture” will recognize ordinary income at the time of grant equal to the difference between the fair market value of the stock on the date of grant less the amount paid for the stock, if any. A restricted stock award is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code to the extent the award will be forfeited if the participant ceases to provide services to Primedex. A participant who receives a stock award that is subject to a “substantial risk of forfeiture” will not recognize ordinary income at the time of grant, but will recognize ordinary income on the date or dates when the stock is no longer subject to a substantial risk of forfeiture, or when the stock becomes transferable, if earlier. The participant’s ordinary income is measured as the difference between the fair market value of the stock on the date the stock is no longer subject to a substantial risk of forfeiture less the amount paid for the stock, if any.

The participant may accelerate his or her recognition of ordinary income, if any, and begin his or her capital gains holding period by timely filing (i.e., within thirty days of the award) an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the fair market value of the stock on the date of award less the amount paid for the stock, if any, and the capital gain holding period commences on such date. The ordinary income recognized by an employee or former employee will be subject to tax withholding by Primedex. If the stock award consists of stock units, no taxable income is reportable when stock units are granted to a participant or upon vesting. Upon settlement, the participant will recognize ordinary income in an amount equal to the value of the payment received pursuant to the stock units.

Stock Appreciation Rights.  No taxable income is reportable when a stock appreciation right with an exercise price equal to or greater than the fair market value of the stock on the date of grant is granted to a participant or upon vesting. Upon exercise, the participant will recognize ordinary income in an amount equal to the fair market value of any shares or cash received. If the participant receives shares upon exercise, any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Cash Awards.  Upon receipt of cash, the recipient will have taxable ordinary income, in the year of receipt, equal to the cash received. Any cash received by an employee or former employee will be subject to tax withholding by Primedex.

Tax Effect for Primedex.  Unless limited by Section 162(m) or Section 280G of the Code, Primedex generally will be entitled to a tax deduction in connection with an award under the 2006 Plan in an amount equal to the ordinary income realized by a participant at the time the participant recognizes such income (for example, upon the exercise of a nonstatutory stock option).

Section 162(m) Limits.  Section 162(m) of the Code places a limit of $1 million on the amount of compensation that we may deduct in any one year with respect to the chief executive officer and each of the four other most highly paid executive officers. Certain performance-based compensation approved by stockholders is not subject to the deduction limit. The 2006 Plan is qualified such that awards under the Plan may constitute performance-based compensation not subject to Section 162(m) of the Code. One of the requirements for equity compensation plans is that there must be a limit to the number of shares granted to any one individual under the plan. Accordingly, the 2006 Plan provides that the maximum number of shares for which awards may be made to any employee, in any calendar year, is 200,000, except that in connection with his or her initial service, an awardee may be granted awards covering up to an additional 350,000 shares. The maximum amount payable pursuant to that portion of a cash award granted under the 2006 Plan for any fiscal year to any employee that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code may not exceed $1,000,000.

Section 409A.  Section 409A of the Code makes compensation that is deferred under a nonqualified deferred compensation arrangement taxable generally on the date of grant (or when vested, if later) and subject to additional taxes and interest, unless various requirements are met. These requirements may apply to some types of awards available under the 2006 Plan. In addition, certain actions may subject an award to which these requirements do not otherwise apply to Code Section 409A. The 2006 Plan provides that it and awards granted thereunder are intended to comply with the requirements of Section 409A of the Code, and are to be interpreted in a manner consistent with that intention.

Section 280G Limits.  Section 280G of the Code limits the amount of compensation payable upon a change in control of Primedex, so-called “parachute payments.” If stock options or other awards vest upon a change in control, or if other payments contingent upon such a change in control are made, the vesting or payment may in whole or in part result in a nondeductible parachute payment. In addition, the recipient of the parachute payment would be subject to a twenty percent excise tax that we would be required to withhold in addition to federal income tax. The 2006 Plan provides discretion to the board of directors to provide for the vesting of awards upon a change in control.

Plan Benefits

Primedex has no current plans, proposals or arrangements to grant any awards under the 2006 Plan.

Amendment and Termination

The administrator may amend the 2006 Plan at any time or from time to time or may terminate it, but any such amendment shall be subject to the approval of the stockholders in the manner and to the extent required by applicable law, rules, or regulations. Nevertheless, no action by the administrator or the stockholders may alter or impair any option or other type of award under the 2006 Plan, unless mutually agreed otherwise between the holder of the award and the administrator. The 2006 Plan will continue in effect for a term of ten years, unless terminated earlier in accordance with the provisions of the 2006 Plan.

Primedex’s board of directors unanimously recommends a vote FOR
Proposal No. 5 to approve the 2006 Equity Incentive Plan.

PROPOSAL NO. 6 — ELECTION OF DIRECTORS

The following individuals are the nominees of Primedex’s board of directors for election to the board of directors:

•                                          Howard G. Berger, M.D.

•                                          John V. Crues, III, M.D.

•                                          Norman R. Hames

•                                          Lawrence L. Levitt

•                                          David L. Swartz

Each director will be elected to serve for a one-year term, unless he or she resigns or is removed before his or her term expires, or until his or her replacement is elected and qualified. All five of the nominees are currently members of the board of directors and have consented to serve as directors if elected. More detailed information about each of the nominees is available in the section of this joint proxy statement/prospectus titled “Information About Primedex – Directors of Primedex,” which begins on page 154.

If any of the nominees cannot serve for any reason (which is not anticipated), the board of directors may designate a substitute nominee or nominees. If a substitute is nominated, Primedex will vote all valid proxies for the election of the substitute nominee or nominees. Alternatively, the board of directors may also decide to leave the board seat or seats open until a suitable candidate or candidates are located, or it may decide to reduce the size of the board.

Section 6.19 of the merger agreement provides that promptly after the closing date of the merger, Primedex will use its reasonable best efforts to cause to be elected to its board of directors up to three persons designated by Radiologix and reasonably acceptable to Primedex, and that two of those nominees must meet the independence requirements of the SEC by January 1, 2007. Radiologix has not yet designated any persons as nominees to the Primedex board of directors.

Recommendation

The Primedex board of directors unanimously recommends a vote “FOR” each of the nominees to the board of directors, and your proxy will be so voted unless you specify otherwise.

PROPOSAL NO. 7 — RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Primedex’s board of directors, upon the recommendation of the audit committee and subject to the ratification by Primedex’s stockholders, has appointed Moss Adams LLP, a national accounting firm of independent certified public accountants, to act as the independent registered public accounting firm for Primedex and its consolidated subsidiaries for its 2006 fiscal year. The board believes that Moss Adam LLP’s experience with and knowledge of Primedex are important, and would like to continue this relationship. Moss Adams has served as Primedex’s Independent Registered Public Accounting Firm since October 1999. Moss Adams LLP has advised Primedex that the firm does not have any direct or indirect financial interest in Primedex or any of its subsidiaries, nor has Moss Adams LLP had any such interest since Primedex’s inception in 1985, other than as a provider of auditing and accounting services.

In making the recommendation for Moss Adams LLP to continue as Primedex’s independent accountants for the fiscal year ending October 31, 2006, the audit committee reviewed past audit results and the non-audit services performed during 2005 and proposed to be performed during 2006. In selecting Moss Adams LLP, the audit committee and the board of directors carefully considered Moss Adams LLP’s independence. The audit committee has determined that the performance of the non-audit services performed by Moss Adams LLP did not impair Moss Adam LLP’s independence.

Moss Adams LLP has confirmed to Primedex that it is in compliance with all rules, standards and policies of the Public Company Accounting Oversight Board and the SEC governing auditor independence.

A representative of Moss Adams LLP is expected to attend the annual meeting. The Moss Adams LLP representative will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from stockholders.

Although ratification by stockholders is not required by law, Primedex’s board of directors has determined that it is desirable to request approval of this section by Primedex’s stockholders. Notwithstanding its selection, the Primedex board of directors, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the board of directors believes that such a change would be in the best interests of Primedex and its stockholders. If the stockholders do not ratify the appointment of Moss Adams LLP, the Primedex board of directors may reconsider its selection.

The Company paid the following fees to Moss Adams LLP during fiscal years ended October 31, 2005 and 2004, respectively:

	2005	2004
Audit Fees	$227,000	$221,000
Audit-Related Fees	$13,000	$239,000
Tax- Fees	$92,000	$104,000
Total	$332,000	$564,000

The Audit Fees for the years ended October 31, 2005 and October 31, 2004, respectively, were for professional services rendered for the audits of the consolidated financial statements of Primedex, consents and assistance with review of documents filed with the SEC. The Audit-Related Fees were for the audit of Primedex’s 401(k) benefit plan and offering memorandum. The Tax Fees were for services provided to prepare federal, state, and local income and franchise tax returns for 2004, and related tax services and estimated tax payments for 2005.

Audit Committee Pre-Approval Policy

The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services, and other services. Pre-approval is generally provided for up to 12 months from the date of pre-approval and any pre-approval is detailed as to the particular service or category of services. The Audit Committee may delegate pre-approval authority to one or more of its members when expedited services are necessary. The Audit Committee has determined that the provision of non-audit services by Moss Adams LLP is compatible with maintaining Moss Adams’ independence.

Recommendation

The Primedex board of directors unanimously recommends a vote “FOR” ratification of the appointment of Moss Adams LLP, and your proxy will be so voted unless you specify otherwise.

PROPOSAL NO. 8 – APPROVAL OF ADJOURNMENTS OR POSTPONEMENTS
OF THE PRIMEDEX ANNUAL MEETING

As discussed elsewhere in this joint proxy statement/prospectus, Primedex stockholders are considering and voting on a proposal to approve adjournments or postponements of the Primedex annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Primedex annual meeting to approve Proposal No. 1. Primedex stockholders should read carefully this joint proxy statement/prospectus in its entirety for more detailed information concerning the merger agreement and the merger, including the sections of this joint proxy statement/prospectus titled “The Merger,” which begins on page 83, and “The Merger Agreement,” which begins on page 117. In addition, Primedex stockholders should read the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, in its entirety.

Recommendation

The Primedex board of directors unanimously recommends a vote “FOR” the proposal to approve adjournments or postponements of the Primedex annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Primedex annual meeting to approve Proposal No. 1., and your proxy will be so voted unless you specify otherwise.

THE MERGER

Background of the Merger

The management and boards of directors of both Radiologix and Primedex continually review their companies’ respective market positions in light of the changing competitive environment of the diagnostic imaging industry with the objective of determining which strategic alternatives are available to enhance shareholder value. From time to time, the management of each of Radiologix and Primedex have had conversations with other companies to explore opportunities to improve their companies’ respective market positions, including through potential acquisitions or dispositions of assets, joint ventures and other strategic transactions.

On October 12, 2005, Sami S. Abbasi, Radiologix’s President and Chief Executive Officer, Howard Berger, MD, Primedex’s Chief Executive Officer, Mark Stolper, Primedex’s Chief Financial Officer, and a representative of Bear Stearns, which had not been engaged by Radiologix at that time, met at the Admirals Club at the Los Angeles International Airport in Los Angeles, California. At the meeting, the parties discussed general industry issues, and no discussions took place regarding a possible strategic transaction between Radiologix and Primedex.

During a regular meeting of Radiologix’s board on October 26, 2005, Mr. Abbasi informed the board of the October 12, 2005 meeting with Primedex and told the board that he thought Primedex might be a potential acquisition target for Radiologix. The board also discussed the possibility of taking Radiologix private. The board authorized Mr. Abbasi to initiate discussions with Primedex regarding a possible strategic transaction, to pursue other possible strategic alternatives, including a going private transaction, and to work with Bear Stearns in connection with these pursuits.

After the October 26, 2005 board meeting, Bear Stearns contacted six private equity firms to inquire of their interest in Radiologix. Four of these firms, which we will refer to as “Firm A, Firm B, Firm C and Firm D,” expressed interest in learning more about Radiologix.

On November 9, 2005, Mr. Abbasi and Michael N. Murdock, Radiologix’s Chief Financial Officer, met with Firm A regarding a possible transaction with Radiologix.

On November 10, 2005, Mr. Abbasi, Mr. Murdock and Stephen M. Forthuber, Radiologix’s then-Chief Development Officer, met with Dr. Berger and Mr. Stolper at Primedex’s offices in Los Angeles, California. During this meeting, the parties discussed the operations and history of Primedex, its organizational structure and systems, industry issues and development opportunities. That evening, Mr. Abbasi and Dr. Berger began talking about a possible strategic transaction involving Radiologix and Primedex. Mr. Abbasi and Dr. Berger agreed to continue their discussions at a later date.

On November 18, 2005, Messrs. Abbasi and Murdock met with Firm B and on December 9, 2005 with Firm C regarding a possible transaction with Radiologix. Firm B notified Mr. Abbasi in late November 2005 that Firm B was not interested in pursuing a transaction with Radiologix, and Firm A notified Mr. Abbasi in early December 2005 that Firm A was not interested in pursuing a transaction with Radiologix.

During a regular meeting of Radiologix’s board on December 12, 2005, the board again discussed the possibility of a strategic transaction with Primedex. The board determined not to pursue a transaction with Primedex at that time and discussions with Primedex were suspended.

On February 1, 2006, Firm C terminated discussions with Radiologix.

Diagnostic imaging reimbursement reductions were included in the Deficit Reduction Act of 2005 (“DRA”), which was signed into law on February 8, 2006.

Radiologix’s common stock price dropped almost 50% in February 2006.

As a result of the DRA and the decrease in Radiologix’s stock price, Radiologix began preserving cash and reducing capital expenditures and other costs.

During the week of February 13, 2006, another potential acquirer, which we will refer to as “Company A,” contacted Mr. Abbasi to discuss the possibility of acquiring Radiologix. Also in February, 2006, Mr. Abbasi met with Company A’s Chief Executive Officer to discuss the possibility of a transaction between Company A and Radiologix. Company A and Radiologix executed a confidentiality agreement on February 27, 2006, but negotiations between the two companies ended after two weeks due to an internal conflict at Company A.

On March 29, 2006, Messrs. Abbasi and Murdock met with Firm D regarding a possible transaction with Radiologix. While Firm D found that Radiologix presented some opportunities, the uncertainty of regulation regarding reimbursement for diagnostic imaging surrounding the DRA caused Firm D to not pursue any transaction with Radiologix.

On April 3, 2006, Dr. Berger called Mr. Abbasi to discuss the DRA and Primedex’s recent recapitalization. Dr. Berger also informed Mr. Abbasi that Primedex remained interested in a potential transaction with Radiologix.

On April 17, 2006, Dr. Berger and Mr. Abbasi had another telephone conversation during which Dr. Berger asked for an in-person meeting with Mr. Abbasi. They agreed to meet in Dallas, Texas on April 28, 2006.

At the regular meeting of the board of Radiologix on April 24 and 25, 2006, Mr. Abbasi discussed with the board his calls with Dr. Berger. At the meeting, a financial advisor gave a presentation regarding financial alternatives available to Radiologix. The Radiologix board established a special committee to oversee management’s exploring financial and strategic alternatives and developing recommendations relating to Radiologix’s capital structure. Marvin S. Cadwell, Chairman of the Board, and Paul D. Farrell, Chairman of the Audit Committee, were appointed to the special committee.

On April 28, 2006, Mr. Abbasi and Dr. Berger met at Radiologix’s offices in Dallas, Texas. At this meeting, Dr. Berger proposed that Primedex acquire Radiologix. Mr. Abbasi informed Dr. Berger that he would need to discuss this proposal with other members of Radiologix’s senior management and the special committee of the Radiologix board. At the meeting, the parties discussed the possibility of a merger in general and that the consideration for the merger would include both cash and stock, although no discussions took place regarding a possible price or valuation of Radiologix.

On May 1, 2006, Mr. Abbasi spoke to Mr. Cadwell and Mr. Farrell, who authorized Mr. Abbasi to continue discussions with Dr. Berger. On May 3, 2006, Mr. Abbasi called Dr. Berger to set up a meeting on May 16 and 17, 2006, to further discuss Dr. Berger’s proposal. Subsequent to the call, Dr. Berger updated the Primedex board members regarding his discussions with Mr. Abbasi and conferred with Jefferies concerning a proposed Radiologix acquisition. They each advised Dr. Berger that they believed it was worth pursuing and the members of the Board authorized Dr. Berger to continue discussions, enter a confidentiality agreement and/or retain a financial advisor.

On May 5, 2006, Radiologix and Primedex signed a confidentiality agreement.

On May 9, 2006, Primedex retained Jefferies & Company, Inc. as its financial advisor in connection with a possible transaction with Radiologix.

On May 10, 2006, after Mr. Abbasi again consulted with the special committee, Radiologix retained Bear Stearns to act as its financial advisor in connection with a possible transaction with Primedex.

On May 16, 2006, Dr. Berger and Mr. Abbasi met at Bear Stearns’ offices in New York City, New York. Dr. Berger said that Primedex was interested in acquiring Radiologix for stock and cash, however Dr. Berger did not make any suggestions as to a price that would be offered to Radiologix. Dr. Berger also informed Mr. Abbasi that to preserve Primedex’s net operating loss carryforwards, there might be restrictions imposed on the number of shares of Primedex common stock that could be issued in the transaction.

On May 17, 2006, Messrs. Berger, Stolper and Abbasi along with representatives of Bear Stearns and Jefferies met to continue the negotiations. The parties discussed a timetable for the proposed acquisition. Dr. Berger proposed that Primedex acquire Radiologix for $30 million in cash and 18 million shares of Primedex common stock. At the completion of the meeting, Mr. Abbasi and Dr. Berger agreed to meet again in Dallas, Texas on May 23 and 24, 2006, at which time each of the parties would begin a due-diligence review.

On May 23 and 24, 2006 at Bear Stearns’ offices in Dallas, Texas, Messrs. Abbasi and Murdock gave Dr. Berger and Mr. Stolper a business and financial review of Radiologix.

On May 25, 2006, the Primedex board met to further discuss the transaction.

On May 25, 2006, Dr. Berger telephoned a representative of Bear Stearns and repeated his offer to acquire Radiologix for $30 million in cash and 18 million shares of Primedex common stock. The Bear Stearns representative relayed this information to Mr. Abbasi.

On May 26, 2006, Messrs. Abbasi and Murdock met with the special committee of the Radiologix board. The committee members authorized them to propose to Primedex a purchase price of $45 million in cash and more than 20 million shares of Primedex common stock. Mr. Abbasi telephoned Dr. Berger to convey this counteroffer. Dr. Berger conferred with certain members of the Primedex board and then responded that, subject to obtaining approval of Primedex’s board, he would be willing to offer $44 million in cash and 18 million shares of Primedex common stock. In a telephonic meeting on May 26, 2006, Mr. Abbasi conveyed this new offer to the special committee. The special committee was receptive to this offer and requested that Bear Stearns do an in-depth analysis of the proposed transaction to be presented to the special committee and then to the Radiologix board.

On May 30, 2006, after consulting with certain members of the Primedex board, Dr. Berger telephoned a representative at Bear Stearns and modified Primedex’s offer to $42.95 million in cash and 18.75 million shares of Primedex common stock.

In the morning of May 31, 2006, the Primedex board held a special meeting at which the status of the negotiations, as well as the financial impact of the proposed merger and a proposed letter of intent to be provided to Radiologix were discussed. Following the meeting, Dr. Berger proposed the offer, $42.95 million in cash and 18.75 million shares of Primedex common stock, in a letter to Mr. Abbasi. Mr. Abbasi conveyed this offer to the special committee, which met on June 5, 2006 with Bear Stearns, who presented a preliminary analysis of the proposed transaction. The special committee decided to recommend to the full board that Radiologix proceed with negotiations with Primedex concerning a possible acquisition.

At a special meeting of Radiologix’s board on June 6, 2006, Mr. Abbasi and the special committee updated the board regarding the May 31, 2006 proposal letter and discussions with Primedex and Bear Stearns’ preliminary analysis of the proposal. In-house and outside counsel for Radiologix attended this special meeting. The Radiologix board authorized management to proceed with discussions with Primedex on the basis outlined in Primedex’s May 31, 2006 letter. Later that day, Mr. Abbasi phoned Dr. Berger to inform him of the outcome of the Radiologix board meeting. Mr. Abbasi and Dr. Berger agreed that legal counsel should begin preparing a merger agreement.

From June 7 through 9, 2006, representatives of Primedex conducted legal due diligence at Radiologix’s offices in Dallas, Texas.

On June 13, 2006, Dr. Berger provided Mr. Abbasi with an initial draft of the merger agreement, prepared by Sheppard Mullin Richter & Hampton LLP, Primedex’s outside legal counsel.

On June 14, 2006, Mr. Abbasi met with Mr. Farrell to update him regarding the status of the merger negotiations.

On June 14, 2006, representatives of GE Healthcare Financial Services informed Mr. Abbasi and Dr. Berger that they had approval to commit $405 million of total financing to refinance the existing indebtedness of the combined companies, the cash portion of the purchase price and fees and expenses of the transaction.

On June 15, 2006, Mr. Abbasi, Dr. Berger and Mr. Stolper, and representatives of GE Healthcare Financial Services met with rating agencies in New York City to make a presentation regarding the proposed combination of Primedex and Radiologix.

On June 16, 2006, Dr. Berger met with Mr. Abbasi and Dr. Michael L. Sherman, a radiologist and member of Radiologix’s board of directors, to discuss Primedex’s structure and organization from a medical and operational perspective.

On June 17, 2006, Michael L. Silhol, Radiologix’s General Counsel, and Mr. Abbasi attended a conference call with Dr. Berger, Jeffrey Linden, Primedex’s General Counsel, and the parties’ legal advisors to discuss the initial draft of the merger agreement.

On June 19 and 20, 2006, Messrs. Abbasi and Murdock, Jeff Kent, Radiologix’s Vice President, Legal, and representatives from Bear Stearns conducted business, legal and financial due diligence at Primedex’ Los Angeles offices.

At a special meeting of Radiologix’s board on June 22, 2006, the board met with Radiologix’s legal and financial advisors to discuss the proposed merger agreement and the results of the due-diligence investigation that had been conducted with respect to Primedex. Radiologix’s outside legal counsel advised the board of directors of its fiduciary duties. The board recommended that Radiologix and its legal counsel continue negotiating the terms of the merger agreement.

On June 23, 2006, Mr. Abbasi telephoned Dr. Berger to update him regarding the board meeting and recommended that the parties attempt to sign the merger agreement by July 6, 2006. Dr. Berger agreed to the timing.

Between June 23 and July 6, Radiologix and its legal counsel and Primedex and its legal counsel continued to negotiate the terms of a definitive merger agreement.

On June 26, 2006, Mr. Abbasi telephoned a representative of Contrarian Capital Management, LLC, Radiologix’s largest shareholder, to explain the proposed transaction, the merger consideration and proposed timing. The telephone call and all subsequent, related communications between Radiologix and Contrarian were governed by a confidentiality agreement that was signed by Contrarian on November 30, 2005. On June 27, 2006, the Contrarian representative telephoned Mr. Abbasi and indicated he was generally supportive of the proposed transaction but believed that Radiologix should ask Primedex to increase its offer price.

On June 27, 2006, the Primedex board held a special meeting. At the meeting, representatives of Jefferies reviewed with the Primedex board the financial terms of the proposed transaction. Outside legal counsel discussed the current draft of the merger agreement that had been delivered to the board members prior to the meeting.

On June 28, 2006, Messrs. Abbasi and Murdock, representatives from Bear Stearns, and Contrarian’s representative had a telephonic meeting to discuss the proposed merger. During the meeting, the Contrarian representative again stated his view that Radiologix should receive more consideration in the merger. Messrs. Abbasi and Murdock then telephoned the special committee to convey Contrarian’s views. The special committee recommended that Mr. Abbasi and a representative from Bear Stearns call Dr. Berger to discuss Contrarian’s views regarding the proposed valuation of Radiologix.

On June 28, 2006, Mr. Abbasi and a representative from Bear Stearns telephoned Dr. Berger to update Dr. Berger on Mr. Abbasi’s discussions with Contrarian regarding the proposed merger. Mr. Abbasi also expressed concerns about moving forward without Contrarian’s support. Dr. Berger telephoned Mr. Abbasi later that day and informed him that he would discuss a possible revision to the offer with Primedex’s board and financial advisors.

At a special meeting of the Radiologix board on June 30, 2006, the board discussed the status of merger negotiations. The board also discussed the possibility that, pursuant to the draft merger agreement delivered by Primedex, Contrarian enter into a voting agreement. Mr. Abbasi telephoned Contrarian’s representative later that day to discuss the possibility of Contrarian entering into a voting agreement.

On June 30, 2006, the Primedex board held a special meeting to discuss the status of the merger and the position of Contrarian. The Primedex board approved an increase in the purchase price for the acquisition of Radiologix. Representatives of Jefferies provided the board with a presentation based upon the increased consideration to Radiologix. Outside legal counsel to Primedex discussed revisions in the merger agreement and the conditions to closing.

On July 3, 2006, Mr. Abbasi telephoned the Contrarian representative that Primedex had revised its offer to $42.95 million and 22,621,922 shares of Primedex’s common stock. Contrarian agreed to execute a voting agreement in support of the merger.

On July 6, 2006, the board of directors of Primedex met and approved the terms of the merger agreement. During the meeting, Dr. Berger updated the Primedex board of directors on developments since that last meeting. Jefferies rendered to Primedex’s board of directors its opinion as investment bankers to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth therein, the aggregate merger consideration of 22,621,922 shares of Primedex common stock and $42.95 million in cash to be paid by Primedex pursuant to the merger was fair, from a financial point of view, to Primedex. Primedex’s legal counsel then reviewed the terms and conditions of the most recent draft of the merger agreement, a copy of which had been provided to the board of directors. After discussion, Primedex’s board of directors unanimously approved the merger agreement and the terms and conditions of the merger.

On July 6, 2006, the Radiologix board also met to consider the proposed acquisition upon the terms set forth in the definitive merger agreement. During this meeting, Mr. Abbasi updated the Radiologix board of directors on developments since the June 30 meeting. Radiologix’s outside legal counsel advised the board of directors of its fiduciary duties and discussed other legal and regulatory matters with the board of directors. The Radiologix board of directors was apprised of the interests of certain members of management in the transaction. Bear Stearns reviewed its financial analysis of the proposed transaction with Primedex and delivered its oral opinion, later confirmed in writing, to the effect that, as of that date and based upon and subject to the factors, assumptions and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Radiologix common stock. Radiologix’s legal counsel then reviewed the terms and conditions of the most recent draft of the merger agreement, a copy of which had been provided to the board of directors.

After extensive discussion and deliberation relating to the proposed transaction, Radiologix’s board of directors unanimously approved and declared advisable the merger agreement and the terms and conditions of the merger and determined that the merger agreement and the terms and conditions of the merger are fair to, advisable and in the best interests of Radiologix and its stockholders.

Thereafter, Radiologix and Primedex and their advisors finalized the documentation for the transaction for execution and the parties signed the merger agreement.

Radiologix and Primedex publicly announced the transaction through the issuance of a press release on July 7, 2006.

Radiologix’s Reasons for the Merger and Recommendation of Radiologix’s Board of Directors

At a special meeting of Radiologix’s board of directors on July 6, 2006, after careful consideration, including consultation with financial and legal advisors, Radiologix’s board of directors unanimously determined that the merger agreement and the terms and conditions of the merger are fair to, advisable and in the best interests of Radiologix and its stockholders. Radiologix’s board of directors unanimously approved and declared advisable the merger agreement and the terms and conditions of the merger and recommends that Radiologix’s stockholders vote “FOR” the adoption of the merger agreement.

In reaching its decision to approve the merger agreement and to recommend that Radiologix stockholders vote to adopt the merger agreement, Radiologix’s board of directors consulted Messrs. Abbasi, Murdock and Silhol, members of Radiologix’s senior management, Radiologix’s financial advisors and legal counsel, reviewed a significant amount of information and considered a number of factors, including, among others, the following:

•                  the business, competitive position, strategy and prospects of Radiologix, which Radiologix’s board believed had been severely impacted by the Deficit Reduction Act of 2005 (the “DRA”) signed into law on February 8, 2006, the position of current and likely competitors of Radiologix, including the possibility that Primedex or other diagnostic imaging service company might acquire a competitor or otherwise enter the market; and current industry, economic and market conditions, which Radiologix’s board considered to be favorable but subject to the risk of deterioration;

•                  the total consideration per share of $1.84 cash and one share of Primedex stock, valued together at a total per share consideration of $3.59, to be paid as merger consideration in relation to the then-current market price of Radiologix shares and the fact that the $3.59 total value per share of merger consideration represents a significant premium to historical trading prices of Radiologix common stock, including a premium of       % over the $2.25 closing price of Radiologix common stock on July 6, 2006;

•                  the financial analysis presented by representatives of Bear Stearns, as well as the opinion of Bear Stearns to the effect that, as of July 6, 2006, and based upon and subject to the factors, assumptions and limitations set forth in the opinion, the merger consideration was fair, from a financial point of view, to the holders of Radiologix common stock;

•                  the value of the consideration to be received by Radiologix stockholders and the fact that a portion of the consideration would be paid in cash, which provides certainty and immediate value to Radiologix’s stockholders;

•                  the operational benefits that may result from the transaction, including the creation of a strong national competitor in the imaging industry, which will allow entry into new geographic markets, and the diversification of payors;

•                  the financial benefits, including the significant cost synergies that may be realized without closing any imaging centers and the increased exposure to analysts and the broader investment community that comes with an increased size;

•                  that given its size and concentration in markets, the combined company will be more attractive to payors as a provider of imaging services;

•                  that the transaction will increase the combined company’s attractiveness to potential employees and improve employee retention;

•                  the fact that the transaction will result in a combination of the industry’s premier and most experienced management teams;

•                  the opportunity to explore capitated contracts in new geographic areas;

•                  the possible alternatives to the merger (including the possibility of continuing to operate Radiologix as an independent entity, the possibility of seeking a superior offer from a potential buyer other than Primedex, and the desirability and perceived risks of those alternatives), the range of potential benefits to Radiologix’s stockholders of the possible alternatives and the timing and the likelihood of accomplishing the goals of such alternatives, the risk, which was perceived to be significant, of losing Primedex’s offer if Radiologix sought another offer, and Radiologix’s board of directors’ assessment that none of such alternatives were reasonably likely to present superior opportunities for Radiologix or to create greater value for its stockholders, taking into account risks of execution as well as business, competitive, industry and market risks, than the merger;

•                  that under the terms of the merger agreement, Radiologix can furnish information to, and negotiate with, a third party in response to an unsolicited bona fide acquisition proposal that Radiologix’s board of directors concludes in good faith is, or is reasonably likely to become, a superior offer and accept a superior offer should one be made and not matched by Primedex, upon payment to Primedex of a termination fee of $3.0 million and reimbursement of expenses up to $1.0 million; and

•                  the likelihood that the proposed acquisition would be completed in light of the conditions to closing in the merger agreement, and financial capabilities and reputation of Primedex.

In the course of its deliberations, Radiologix’s board of directors also considered a variety of risks and other potentially negative factors, including the following:

•                  Radiologix will no longer exist as an independent public company and Radiologix stockholders will forgo any future increase in Radiologix’s value that might result from its possible growth;

•                  the risks and contingencies related to the announcement and pendency of the merger, including the impact of the merger on Radiologix’s employees, customers and its relationships with third parties;

•                  the assessment of management that further discussion was unlikely to cause Primedex to increase its valuation for Radiologix;

•                  the assessment of management and its legal counsel that, based on negotiations with Primedex, it was unlikely that additional discussions with Primedex would yield significantly more favorable contractual terms in the near term;

•                  the conditions to Primedex’s obligation to complete the merger and the right of Primedex to terminate the merger agreement in certain circumstances described under “The Merger Agreement – Termination of the Merger Agreement” on page 126;

•                  that under the terms of the merger agreement, Radiologix cannot solicit other acquisition proposals and must pay to Primedex a termination fee of $3.0 million plus up to $1.0 million of expenses if the merger agreement is terminated under certain circumstances;

•                  that the income realized by stockholders as a result of the merger will be taxable to Radiologix’s stockholders;

•                  the interests that certain directors and executive officers of Radiologix may have in the merger, in addition to their interests as stockholders of Radiologix generally, as described in “The Merger – Interests of Radiologix’s Executive Officers and Directors in the Merger” beginning on page 104; and

•                  that, pursuant to the merger agreement, Radiologix must generally conduct its business in the ordinary course and Radiologix is subject to a variety of other restrictions on the conduct of its business prior to closing of the merger or termination of the merger agreement, which may delay or prevent Radiologix from pursuing business opportunities that may arise or preclude actions that would be advisable if Radiologix were to remain an independent company.

Radiologix’s board of directors did not assign any particular weight or rank to any of the positive or potentially negative factors or risks discussed in this section, and Radiologix’s board of directors carefully considered all of these factors as a whole in reaching its determination and recommendation.

Primedex’s Reasons for the Merger and Recommendation of Primedex’s Board of Directors

Primedex’s board of directors has approved the merger agreement and determined that the transactions contemplated by the merger agreement are advisable and in the best interests of Primedex and its stockholders. Primedex’s board of directors recommends that Primedex stockholders vote FOR adopting the merger agreement and approving the merger and issuance of Primedex common stock pursuant to the terms of the merger agreement at the Primedex annual meeting.

In reaching its conclusion to approve the merger and the related transactions and to recommend that Primedex stockholders adopt the merger agreement and approve the merger and issuance of Primedex common stock pursuant to the terms of the merger agreement, the Primedex board consulted Primedex’s senior management, its financial advisors and legal counsel, reviewed a significant amount of information and considered the following factors as supporting its decision to enter into the merger agreement.

Strategic Considerations

Primedex’s board believes that the merger with Radiologix will provide a number of significant strategic opportunities and benefits, including the following, all of which it viewed as supporting its decision to approve the merger with Radiologix:

•                  The merger is expected to create the largest owner and operator of fixed site diagnostic imaging centers in the United States, with 130 locations, including 79 centers in California, 31 centers in Maryland, 12 centers in New York and 8 centers in other states, including Florida, Kansas, Colorado and Minnesota.

•                  The merger will provide Primedex with 18 additional imaging locations in California. These additional centers are in markets, except for San Francisco, where Primedex currently has no presence, thereby expanding the markets and customer base it serves.

•                  The merger will provide Primedex with a platform for expansion in the future. By creating a national platform, Primedex will also have greater recognition in the debt and equity capital markets, making it potentially easier to access capital in the future.

•                  Primedex’s board of directors also considered management’s view that the combined companies should produce cost synergies of approximately $11 million on an annual basis, resulting from elimination of duplicative corporate overhead. While these synergies reflect management’s estimates, the Primedex board of directors recognized that there could be no assurance that they would be achieved. In addition, the potential to realize greater synergies represents an additional factor considered by Primedex’s board.

•                  The merger will allow Primedex to expand its presence in California, and will give Primedex a concentrated platform outside of California that it plans to optimize and grow.

•                  The merger will allow Primedex to further its strategies of geographic clustering, exclusive capitation contracting and multi-modality product offerings on a national scale.

•                  Primedex’s board considered that Primedex will be able to augment its talent pool with the most capable managers from Radiologix.

Other Factors Considered by the Primedex Board

In addition to considering the strategic factors outlined above, the Primedex board considered the following additional factors, all of which it viewed as supporting its decision to approve the merger with Radiologix:

•                  comparisons of historical information concerning Radiologix’s and Primedex’s respective businesses, financial performance and condition, operations, management, competitive positions and stock performance, which the members of the board used to inform themselves of the relative values of Primedex, Radiologix and the combined companies;

•                  the results of the due diligence review of Radiologix’s businesses and operations;

•                  management’s assessment that the proposed merger was likely to meet the criteria they deemed necessary for a successful merger—strategic fit, acceptable execution risk, and financial benefits to Primedex and Primedex’s stockholders;

•                  the current and prospective competitive environment in which companies such as Primedex operate;

•                  the terms and conditions of the merger agreement, including:

•                  the limited number and nature of the conditions to Radiologix’s obligation to consummate the merger and the limited risk of non-satisfaction of such conditions; and

•                  that Primedex may be entitled to receive a $3 million termination fee from Radiologix if the merger is not consummated for certain reasons;

•                  the likelihood that the merger will be completed on a timely basis, including the likelihood that the merger will receive all necessary antitrust and other regulatory approvals without unacceptable conditions on a timely basis.

•                  the financial analysis presented by representatives of Jefferies, as well as the opinion of Jefferies to the effect that, as of July 6, 2006, and based upon and subject to the factors, assumptions and limitations set forth in the opinion, the aggregate merger consideration was fair, from a financial point of view, to Primedex;

Potential Risks Considered by the Primedex Board

Primedex’s board of directors also considered the potential risks of the merger and potential conflicts of interest, including the following:

•                  the challenges of combining the operations of two diagnostic imaging services businesses and effecting cultural changes;

•                  the possible disruptions from anticipated workforce reductions to be implemented as part of the merger integration plan;

•                  the risk that anticipated operating profit synergies and cost savings will not be achieved (or the risk that cost savings will adversely affect operating profits);

•                  the challenge of offsetting the impact of DRA with savings to be achieved through the economics of the reorganization;

•                  the one-time costs of the acquisition, including transaction costs of $13.5 million and financing costs of $9.2 million spread over a six to seven-year period;

•                  the costs of the acquisition and integration related to severance of terminated employees and retention of certain employees, which management estimated at approximately $2.6 million;

•                  the risk that Primedex will have to reimburse Radiologix its expenses up to $1 million if the merger agreement is terminated under certain circumstances;

•                  the potential dilution to Primedex’s stockholders; and

•                  the risk of diverting management’s attention from other strategic priorities to implement merger integration efforts.

The foregoing discussion of the information and factors considered by Primedex’s board of directors is not meant to be exhaustive but is believed to include all material factors considered by it in connection with its determination that the terms of the merger agreement, including the issuance of Primedex common stock in the merger, are advisable and in the best interests of Primedex and its stockholders. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, the Primedex board did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, individual members of the Primedex board may have given different weight to different factors. The Primedex board conducted an overall analysis of the factors described above, including thorough discussions with, and questioning of, Primedex’s management and Primedex’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

Opinions of Our Financial Advisors

Bear Stearns

Pursuant to an engagement letter dated May 16, 2006, Radiologix retained Bear Stearns to act as its financial advisor with respect to a possible merger with Primedex. In selecting Bear Stearns, Radiologix’s board of directors considered, among other things, the fact that Bear Stearns is an internationally recognized investment banking firm with substantial experience advising companies in the healthcare industry as well as substantial experience providing strategic advisory services. Bear Stearns, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions, underwritings, private placements and other securities offerings, senior credit financings, valuations, and general corporate advisory services.

At the July 6, 2006 meeting of Radiologix’s board of directors, Bear Stearns delivered its oral opinion, which was subsequently confirmed in writing, that, as of July 6, 2006, and based upon and subject to the assumptions, qualifications and limitations set forth in the written opinion, the merger consideration to be received was fair, from a financial point of view, to the stockholders of Radiologix.

The full text of Bear Stearns’ written opinion is attached as Annex C to this proxy statement and you should read the opinion carefully and in its entirety. The opinion sets forth the assumptions made, some of the matters considered and qualifications to and limitations of the review undertaken by Bear Stearns. The Bear Stearns opinion is subject to the assumptions and conditions contained therein and is necessarily based on economic, market and other conditions and the information made available to Bear Stearns as of the date of the Bear Stearns opinion.

In reading the discussion of the fairness opinion set forth below, you should be aware that Bear Stearns’ opinion:

•                  was provided to Radiologix’s board of directors for its benefit and use;

•                  did not constitute a recommendation to the board of directors of Radiologix or any shareholder of Radiologix as to how to vote in connection with the merger or otherwise; and

•                  did not address Radiologix’s underlying business decision to pursue the merger, the relative merits of the merger as compared to any alternative business strategies that might exist for Radiologix, the financing of the merger or the effects of any other transaction in which Radiologix might engage.

Radiologix did not provide specific instructions to, or place any limitations on, Bear Stearns with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion.

In connection with rendering its opinion, Bear Stearns:

•                  reviewed the merger agreement in substantially final form;

•                  reviewed Radiologix’s Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, its Quarterly Report on Form 10-Q for the period ended March 31, 2006 and its Current Reports on Form 8-K filed since December 31, 2005;

•                  reviewed Primedex’s Annual Reports to Stockholders and Annual Reports on Form 10-K for the years ended October 31, 2003, 2004 and 2005, its Quarterly Reports on Form 10-Q for the periods ended January 31, 2006 and April 30, 2006 and its Current Reports on Form 8-K filed since October 31, 2005;

•                  reviewed operating and financial information relating to Radiologix’s businesses and prospects, including projections for the five years ending December 31, 2010, all as prepared and provided to Bear Stearns by Radiologix’s management;

•                  reviewed operating and financial information relating to Primedex’s businesses and prospects, including projections for the five years ended December 31, 2010, all as prepared and provided to Bear Stearns by Primedex’s management and as reviewed by Radiologix’s management;

•                  reviewed estimates of cost savings expected to result from the merger, including costs to obtain the cost savings (collectively, the “potential synergies”), all as prepared and provided to Bear Stearns by Radiologix’s and Primedex’s management;

•                  met with members of Radiologix’s senior management to discuss Radiologix’s businesses, operations, historical and estimated financial results and future prospects;

•                  met with members of Primedex’s senior management to discuss Primedex’s businesses, operations, historical and estimated financial results and future prospects;

•                  reviewed the historical prices, trading multiples and trading volumes of the common shares of Radiologix and Primedex;

•                  reviewed publicly available financial data, stock market performance data and trading multiples of companies which Bear Stearns deemed generally comparable to Radiologix and Primedex;

•                  reviewed the terms of recent mergers and acquisitions involving companies that Bear Stearns deemed generally comparable to Radiologix;

•                  performed discounted cash flow analyses based on the Radiologix projections, Primedex projections and potential synergies;

•                  reviewed the pro forma financial results, financial condition and capitalization of Primedex giving effect to the merger; and

•                  conducted such other studies, analyses, inquiries and investigations as Bear Stearns deemed appropriate.

Bear Stearns relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with it by Radiologix and Primedex or obtained by it from public sources, including, without limitation, the projections and potential synergies referred to above. With respect to the projections and potential synergies, Bear Stearns relied on representations that they were reasonably prepared on bases reflecting the best then available estimates and judgments of the senior management of each of Radiologix and Primedex, respectively, as to the expected future performance of Radiologix and Primedex. Bear Stearns did not assume any responsibility for the independent verification of any such information, including, without limitation, the projections and potential synergies, and Bear Stearns further relied upon the assurances of the senior management of each of Radiologix and Primedex that they are unaware of any facts that would make the information, projections and potential synergies incomplete or misleading.

In arriving at its opinion, Bear Stearns did not perform or obtain any independent appraisal of the assets or liabilities (contingent or otherwise) of Radiologix and Primedex, nor was Bear Stearns furnished with any such appraisals. Bear Stearns assumed that the transactions contemplated by the merger agreement will be consummated in a timely manner and in accordance with the terms of the merger agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Radiologix or Primedex.

Bear Stearns did not express any opinion as to the price or range of prices at which the shares of common stock of Radiologix or Primedex may trade subsequent to the announcement or consummation of the merger.

The following is a brief summary of the material financial analyses performed by Bear Stearns and presented to Radiologix’s board of directors in connection with rendering its fairness opinion.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully the financial analyses, the summary data and tables must be read together with the full text of the analyses. Considering the summary data and tables alone could create a misleading or incomplete view of Bear Stearns’ financial analyses.

Discounted Cash Flow Analysis. Based on cash flow projections for Radiologix, Primedex and potential synergies, Bear Stearns performed a discounted cash flow analysis to assist the Radiologix board of directors in valuing Radiologix, Primedex and the pro forma combined company.

Bear Stearns performed a discounted cash flow analysis assuming:

•                  for Radiologix, a range of illustrative discount rates of 12% to 15% and a range of terminal EBITDA multiples (based on estimated 2010 EBITDA) of 5.5x to 6.5x;

•                  for Primedex, a range of illustrative discount rates of 12% to 15% and a range of terminal EBITDA multiples (based on estimated 2010 EBITDA) of 6.0x to 7.0x; and

•                  for potential synergies, a range of illustrative discount rates of 12% to 15% and a range of terminal EBITDA multiples (based on estimated 2010 EBITDA) of 5.5x to 6.5x.

Discounted cash flow valuations were calculated for Radiologix on a stand-alone basis using the projections provided to Bear Stearns by Radiologix management along with the assumptions noted above. Bear Stearns derived a range of implied equity values and share prices for Radiologix as follows:

	Range
	Low	High
Radiologix Stand-Alone
Implied Equity Value ($M)	$38.9	$82.1
Implied Share Price	$1.75	$3.66

Discounted cash flow valuations were calculated for Primedex on a stand-alone basis using the projections provided to Bear Stearns by Primedex management along with the assumptions noted above. Bear Stearns derived a range of implied equity values and share prices for Primedex as follows:

	Range
	Low	High
Primedex Stand-Alone
Implied Equity Value ($M)	$76.9	$134.6
Implied Share Price	$1.56	$2.63

Discounted cash flow valuations were calculated for the pro forma combined company, both including and excluding potential synergies, using the individual company projections and potential synergies, all provided to Bear Stearns by Radiologix and Primedex management, along with the assumptions noted above. Bear Stearns derived a range of implied share prices for the pro forma combined company as follows:

	Range
	Low	High
Pro Forma Combined Company
Implied Share Price, excluding potential synergies	$0.67	$2.06
Implied Share Price, including potential synergies	1.38	2.94

The implied value of the merger consideration to be received by stockholders were calculated based on the discounted cash flow valuations for the pro forma combined company, both including and excluding potential synergies, as shown in the table above. Bear Stearns derived a range of implied values of the merger consideration per Radiologix share as follows:

	Range
	Low	High
Implied Value Per Radiologix Share
Excluding potential synergies	$2.51	$3.90
Including potential synergies	3.22	4.78

Comparable Public Companies Analysis. Bear Stearns performed a comparable public companies analysis to assist the Radiologix board of directors in valuing Radiologix based on various financial multiples of selected comparable public companies in the diagnostic imaging industry. In performing this analysis, Bear Stearns reviewed financial information relating to Radiologix and compared this information to the corresponding financial information of publicly-traded diagnostic imaging companies, which Bear Stearns deemed to be generally comparable to Radiologix.

Bear Stearns compared the projected financial performance and the resulting multiples of Radiologix as of June 30, 2006, at the transaction price based on Primedex closing stock price as of June 30, 2006, and at the transaction price based on Primedex one month average closing stock price as of June 30, 2006, to two publicly-traded companies, which are providers of diagnostic imaging services and were deemed by Bear Stearns to be generally comparable to Radiologix. These publicly-traded comparable companies consisted of:

•                  Alliance Imaging, Inc.

•                  Primedex Health Systems, Inc.

Using publicly available information and market data as of June 30, 2006, and in the case of Radiologix and Primedex, information based on Radiologix and Primedex management estimates and using Wall Street research projections for revenue, EBITDA, EBIT and EBITDA – CapEx for Alliance Imaging, Bear Stearns calculated the following harmonic mean multiples for the above publicly-traded comparable companies:

	LTM		2006E		2007E
Primary Comparable Companies
Harmonic Mean Multiples:
Enterprise Value/Revenue	1.8	x	1.8	x	1.7	x
Enterprise Value/EBITDA	6.4		6.5		5.9
Enterprise Value/EBIT	13.5		15.0		12.5
Enterprise Value/EBITDA-CapEx	10.6		11.8		8.5

Radiologix at Market Multiples:
Enterprise Value/Revenue	0.7	x	0.7	x	0.7	x
Enterprise Value/EBITDA	4.0		3.9		5.1
Enterprise Value/EBIT	8.5		7.8		12.6
Enterprise Value/EBITDA-CapEx	12.7		5.9		8.7

Radiologix at Deal Multiples:
(Primedex at Current Price)
Enterprise Value/Revenue	0.8	x	0.8	x	0.8	x
Enterprise Value/EBITDA	4.7		4.5		5.9
Enterprise Value/EBIT	9.9		9.1		14.6
Enterprise Value/EBITDA-CapEx	14.8		6.9		10.1

Radiologix at Deal Multiples:
(Primedex at One Month Average)
Enterprise Value/Revenue	0.8	x	0.8	x	0.8	x
Enterprise Value/EBITDA	4.7		4.5		5.8
Enterprise Value/EBIT	9.8		9.0		14.5
Enterprise Value/EBITDA-CapEx	14.7		6.8		10.0

Bear Stearns noted that the Deficit Reduction Act of 2005 (the “DRA”) signed into law on February 8, 2006 is expected to result in reimbursement reductions for certain imaging services provided by Radiologix and to have a significant negative effect on Radiologix’s business and earnings in 2007 and beyond. Due to the negative impact of the DRA on Radiologix, Bear Stearns took into specific consideration the 2007 multiples and focused more on 2007 multiples than on LTM or 2006 multiples.

In addition to the primary set of comparable companies, Bear Stearns reviewed valuation multiples of a secondary set of publicly-traded comparable companies, which are health care service companies that operate via facilities and deliver health care services at multiple sites. These publicly-traded comparable companies consisted of:

•                  Allion Healthcare, Inc.

•                  HealthTronics, Inc.

•                  Rehabcare Group, Inc.

•                  US Physical Therapy, Inc.

Using publicly available information and market data as of June 30, 2006, and using Wall Street research projections for revenue, EBITDA, EBIT and EBITDA – CapEx, Bear Stearns calculated the following harmonic mean multiples for the above publicly-traded comparable companies:

	LTM		2006E		2007E
Secondary Comparable Companies
Harmonic Mean Multiples:
Enterprise Value/Revenue	0.9	x	0.7	x	0.5	x
Enterprise Value/EBITDA	9.8		5.9		4.5
Enterprise Value/EBIT	9.7		9.0		6.6
Enterprise Value/EBITDA-CapEx	17.1		9.1		7.1

The multiples of the secondary comparable companies should be compared to the Radiologix multiples included in the primary comparable companies table above.

“Harmonic mean” is calculated by taking the inverse of the average reciprocals of the multiples and gives equal weight to equal dollar investments in securities whose ratios are being averaged. Bear Stearns utilizes the harmonic mean in averaging ratios in which value is the numerator. “Enterprise Value” is calculated as the sum of the value of the common equity on a fully diluted basis and the value of the net debt, minority interest and preferred stock. “EBITDA” is a company’s earnings before interest, taxes, depreciation and amortization. “EBIT” is a company’s earnings before interest and taxes. “CapEx” is a company’s expenditures on property, plant and equipment. “Radiologix at Market” is defined as Radiologix’s enterprise value and share price based on the closing share price of the Radiologix common stock as of June 30, 2006. “Radiologix at Deal” is defined as Radiologix enterprise value and share price based on the merger consideration plus the value of Radiologix’s net debt and minority interest. “Primedex at Current Price” is defined as the closing share price of the Primedex common stock as of June 30, 2006. “Primedex at One Month Average” is defined as the one month average closing share price of the Primedex common stock as of June 30, 2006. “LTM” refers to the latest twelve months of publicly reported activity.

Precedent M&A Transaction Analysis. Bear Stearns performed a precedent transactions analysis to assist the Radiologix board of directors in valuing Radiologix based on various financial multiples of selected comparable precedent transactions in the diagnostic imaging industry. In performing this analysis, Bear Stearns reviewed financial information relating to Radiologix and compared this information to the corresponding financial information of precedent transactions involving diagnostic imaging companies which Bear Stearns deemed to be generally comparable to Radiologix. These comparable precedent transactions consisted of:

Date
Announced	Target	Acquiror

04/05/05	Diagnostic Imaging Group LLC	Evercore Partners
08/15/02	MedQuest Associates, Inc.	JPMorgan Partners
06/30/01	Insight Health Services Corp.	J.W. Chiles Associates; Halifax Group
09/14/99	Alliance Imaging Inc.	Kohlberg Kravis Roberts & Co.
10/14/97	Insight Health Services Corp.	The Carlyle Group

Using publicly available information, and in the case of Radiologix, information based on Radiologix management estimates, for revenue, EBITDA and EBITDA – CapEx, Bear Stearns calculated the following harmonic mean multiples for the above comparable precedent transactions:

	LTM		CY		CY+1
Precedent Transactions Harmonic
Mean Multiples:
Enterprise Value/Revenue	2.0	x	2.1	x	2.0	x
Enterprise Value/EBITDA	6.9		6.1		5.9
Enterprise Value/EBITDA-CapEx	11.9		9.2		10.6

Radiologix at Market Multiples:
Enterprise Value/Revenue	0.7	x	0.7	x	0.7	x
Enterprise Value/EBITDA	4.0		3.9		5.1
Enterprise Value/EBITDA-CapEx	12.7		5.9		8.7

Radiologix at Deal Multiples:
(Primedex at Current Price)
Enterprise Value/Revenue	0.8	x	0.8	x	0.8	x
Enterprise Value/EBITDA	4.7		4.5		5.9
Enterprise Value/EBITDA-CapEx	14.8		6.9		10.1

Radiologix at Deal Multiples:
(Primedex at One Month Average)
Enterprise Value/Revenue	0.8	x	0.8	x	0.8	x
Enterprise Value/EBITDA	4.7		4.5		5.8
Enterprise Value/EBITDA-CapEx	14.7		6.8		10.0

“CY” refers to the fiscal year in which the transaction was consummated. “CY+1” refers to the fiscal year ending after the fiscal year in which the transaction was consummated.

Due to the negative effects of the DRA on Radiologix, Bear Stearns took into specific consideration, and focused more on the CY+1 multiples than on the LTM or CY multiples

Contribution Analysis. Bear Stearns performed a contribution analysis to assist the Radiologix board of directors in valuing Radiologix based on the relative contribution by each company to the combined pro forma entity. In performing the analysis, Bear Stearns used the financial projections and potential synergies provided to Bear Stearns by Radiologix and Primedex management. Bear Stearns calculated the relative contribution by both Radiologix and Primedex to the combined entity with respect to the enterprise value and equity value based on the value of the merger consideration and Primedex’s closing stock price as of June 30, 2006 and projected financial data including revenue, EBITDA, EBITDA-CapEx, EBIT and net income with and without giving effect to the potential synergies. Bear Stearns noted that this analysis assumes a hypothetical 100% stock transaction in lieu of the actual merger consideration.

The following tables illustrate the relative contribution to revenue, EBITDA, EBITDA-CapEx, EBIT and net income by both Radiologix and Primedex, without the potential synergies, to the combined company:

	% of Contribution			% of Contribution
	Primedex	Radiologix		Primedex	Radiologix
Enterprise Value	54.4%	45.6%	Equity Value	51.3%	48.7%
Revenue			Net Income
2007E	40.7	59.3	2007E	100.0	NM
2008E	41.1	58.9	2008E	100.0	NM
2009E	41.6	58.4	2009E	83.7	16.3
EBITDA
2007E	52.6	47.4
2008E	53.3	46.7
2009E	53.9	46.1
EBITDA-CapEx
2007E	58.8	41.2
2008E	58.8	41.2
2009E	58.9	41.1
EBIT
2007E	62.3	37.7
2008E	60.4	39.6
2009E	61.6	38.4

The following table illustrates the relative contribution to revenue, EBITDA, EBITDA-CapEx, EBIT and net income by both Radiologix and Primedex, with the potential synergies, to the combined company:

	% of Contribution				% of Contribution
	Primedex	Radiologix	Potential Synergies		Primedex	Radiologix	Potential Synergies
Enterprise Value	54.4%	45.6%	NA	Equity Value	51.3%	48.7%	NA
Revenue				Net Income
2007E	40.7	59.3	NA	2007E	89.0	0.0	11.0%
2008E	41.1	58.9	NA	2008E	59.1	0.0	40.9
2009E	41.6	58.4	NA	2009E	59.8	11.6	28.6
EBITDA
2007E	51.8	46.6	1.6%
2008E	46.9	41.1	12.0
2009E	47.7	40.9	11.4
EBITDA-CapEx
2007E	57.5	40.3	2.3
2008E	49.1	34.3	16.6
2009E	49.7	34.7	15.6
EBIT
2007E	60.4	36.5	3.0
2008E	48.5	31.8	19.7
2009E	50.3	31.4	18.3

Pro Forma Transaction Analysis. Bear Stearns performed a pro forma transaction analysis to assist the Radiologix board of directors in analyzing the financial impact of the transaction to the holders of Radiologix common stock based on the following, among other items:

•                  Primedex finances the merger consideration with $42.95 million in cash and 22.6 million shares of newly issued Primedex stock;

•                  Primedex refinances substantially all of Radiologix’s and Primedex’s existing debt with a $405 million credit facility underwritten by GE Healthcare Financial Services; and

•                  the financial projections and potential synergies provided to Bear Stearns by Primedex and Radiologix management.

The following table shows the projected per share accretion / (dilution) to Primedex pro forma earnings including the potential synergies:

	2007E	2008E	2009E
Accretion / (Dilution) to Primedex Earnings Per Share	$(0.12)	$0.05	$0.05

Miscellaneous. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of those methods to the particular circumstances involved. Such an opinion is therefore not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analysis as a whole, would in the view of Bear Stearns, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering the Bear Stearns opinion. Bear Stearns based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. Bear Stearns did not form an opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support the Bear Stearns opinion. In arriving at its opinion, Bear Stearns considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. Bear Stearns arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and believes that the totality of the factors considered and analyses performed by Bear Stearns in connection with its opinion operated collectively to support its determination as to the fairness of the merger consideration to be received by the stockholders of Radiologix. The analyses performed by Bear Stearns, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the comparable companies analysis described above are identical to Radiologix, and none of the precedent transactions used in the precedent transactions analysis described above are identical to the merger. Accordingly, an analysis of publicly traded comparable companies and comparable precedent transactions is not mathematical; rather it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and precedent transactions and other factors that could affect the value of Radiologix and the public trading values of the companies and precedent transactions to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The Bear Stearns opinion was just one of the many factors taken into consideration by Radiologix’s board of directors. Consequently, Bear Stearns’ analysis should not be viewed as determinative of the decision of Radiologix’s board of directors with respect to the fairness of the aggregate consideration to be received, from a financial point of view, by the stockholders of Radiologix.

Pursuant to the terms of Bear Stearns’ engagement letter, Radiologix has agreed to pay Bear Stearns a transaction fee of 1.10% of the total aggregate value of the consideration paid to Radiologix stockholders in connection with the transaction contemplated by the merger agreement (or approximately $2,200,000), a substantial portion of which is payable upon consummation of the transaction contemplated by the merger agreement. In addition, Radiologix has agreed to reimburse Bear Stearns for reasonable out-of-pocket expenses incurred by Bear Stearns in connection with its engagement and the transactions contemplated by the merger agreement, including reasonable fees and disbursements of its legal counsel. Radiologix has agreed to indemnify Bear Stearns against certain liabilities arising out of or in connection with Bear Stearns’ engagement.

The inclusion of the Bear Stearns opinion in this proxy statement as Annex C to this proxy statement and the related disclosure in this section of the proxy statement titled “The Merger – Opinions of our Financial Advisors” are permitted under the engagement letter between Radiologix and Bear Stearns.

Bear Stearns may seek to provide Primedex, or its affiliates, investment banking and other services in the future, for which Bear Stearns would expect to receive customary fees. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of Radiologix and/or Primedex and their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

Jefferies & Company, Inc.

Primedex engaged Jefferies & Company, Inc. to serve as Primedex’s financial advisor in connection with the merger and to render an opinion to Primedex’s board of directors as to the fairness, from a financial point of view, to Primedex of the aggregate merger consideration to be paid by Primedex pursuant to the merger. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

On July 6, 2006, Jefferies rendered to Primedex’s board of directors its opinion as investment bankers to the effect that, as of that date and based upon and subject to the various considerations and assumptions set forth therein, the aggregate merger consideration of 22,621,922 shares of Primedex common stock and $42.95 million in cash to be paid by Primedex pursuant to the merger was fair, from a financial point of view, to Primedex.

The full text of the Jefferies opinion, which sets forth the assumptions made, matters considered and limitations on the scope of review undertaken by Jefferies in rendering its opinion, is attached to this joint proxy statement/prospectus as Annex D. Primedex and its board of directors encourage Primedex shareholders to read the Jefferies opinion carefully and in its entirety. The summary of the Jefferies opinion in the joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the Jefferies opinion. The Jefferies opinion was provided to Primedex’s board of directors in connection with its consideration of the merger and addresses only the fairness, from a financial point of view, to Primedex, as of the date of the Jefferies opinion, of the aggregate merger consideration of 22,621,922 shares of Primedex common stock and $42.95 million in cash to be paid by Primedex, and does not address any other aspect of the merger. The Jefferies opinion does not constitute a recommendation as to how any Primedex stockholder should vote on the merger or any other matter.

In connection with its opinion, Jefferies, among other things:

•                  reviewed a draft of the merger agreement dated as of July 5, 2006, which for purposes of its opinion, Jefferies assumed to be identical in all material respects to the definitive merger agreement;

•                  reviewed Primedex’s and Radiologix’s respective operations and prospects;

•                  reviewed certain financial and other information about Primedex and Radiologix that was publicly available;

•                  reviewed information concerning Primedex furnished by Primedex, including certain internal financial forecasts, financial analyses, budgets, reports and other information, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the merger (which are referred to as the expected synergies);

•                  reviewed information concerning Radiologix furnished by Radiologix, including certain internal financial forecasts, financial analyses, budgets, reports and other information, as well as financial forecasts of Radiologix that were prepared by the management of Primedex;

•                  held discussions with senior management of Primedex and Radiologix concerning historical and current operations, financial conditions and prospects, including recent financial performance, and the expected synergies;

•                  reviewed the share trading price histories of the Primedex common stock and the Radiologix common stock and certain publicly traded securities of such other companies which were deemed to be generally relevant for a period that Jefferies deemed appropriate;

•                  reviewed the valuation of Radiologix implied by the merger consideration;

•                  prepared discounted cash flow analyses of Radiologix on a standalone basis and of the expected synergies;

•                  compared the historical and projected financial performance of Primedex and Radiologix with those of certain publicly traded companies which Jefferies deemed to be generally relevant in evaluating Primedex and Radiologix;

•                  reviewed, to the extent publicly available, the financial terms of certain public transactions which Jefferies deemed to be generally relevant in evaluating the merger; and

•                  reviewed the premiums paid in selected acquisition transactions.

In addition, Jefferies conducted such other quantitative reviews, analyses and inquiries relating to Primedex and Radiologix as Jefferies considered appropriate in rendering its opinion.

In its review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to Jefferies by Primedex or Radiologix or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. The Jefferies opinion was expressly conditioned upon that information, whether written or oral, being complete, accurate and fair in all respects material to Jefferies’ analysis.

With respect to the financial forecasts and the expected synergies provided to and examined by Jefferies, Jefferies noted that projecting future results of any company is inherently subject to uncertainty. Primedex informed Jefferies, however, and Jefferies assumed, that those financial forecasts and the expected synergies were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Primedex as to the future performance of Primedex and Radiologix, respectively, and the expected synergies. Jefferies expressed no opinion as to any financial forecasts, the expected synergies or the assumptions on which they were made.

Accordingly, Jefferies’ analyses must be considered as a whole. Considering any portion of such analyses or the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting its opinion of which Jefferies became aware after the date of its opinion.

In its review, Jefferies did not obtain any independent evaluation or appraisal of the assets or liabilities of, nor did it conduct a comprehensive physical inspection of any of the assets of, Primedex or Radiologix, nor did Jefferies assume any responsibility to obtain any such evaluations, appraisals or inspections. The Jefferies opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies made no independent investigation of any legal or accounting matters affecting Primedex or Radiologix, and Jefferies assumed the correctness in all respects material to its analysis of all legal and accounting advice given to Primedex and its board of directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the merger agreement to Primedex and its stockholders. In addition, in preparing its opinion Jefferies did not take into account any tax consequences of the transaction to Primedex or Radiologix or any of their respective stockholders.

In rendering its opinion, Jefferies also assumed that:

•                  the transactions contemplated by the merger agreement will be consummated on the terms described in the merger agreement without any waiver of any material terms or conditions;

•                  there was not, and there will not as a result of the consummation of the transactions contemplated by the merger agreement be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which Primedex or Radiologix or any of their respective subsidiaries or affiliates is a party; and

•                  all material assets and liabilities (contingent or otherwise, known or unknown) of Primedex and Radiologix were as set forth in the consolidated financial statements provided to Jefferies, as of the dates of such financial statements.

The Jefferies opinion was for the use and benefit of Primedex’s board of directors in its consideration of the merger, and did not address the relative merits of the merger as compared to any alternative transactions that might be available to Primedex, nor did it address the underlying business decision by Primedex to engage in the merger or the terms of the merger agreement or the documents referred to therein. Jefferies expressed no opinion as to the price at which shares of Primedex common stock will trade at any future time.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in the Jefferies opinion. In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuation resulting from any particular analysis described below should not be taken to be Jefferies’ view of Primedex’s or Radiologix’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Jefferies’, Primedex’s and Radiologix’s control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those suggested by those analyses. In addition, analyses relating to the value of businesses or assets do not purport to be appraisals or to necessarily reflect the prices at which businesses or assets may actually be sold and are inherently subject to uncertainty. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, to Primedex of the merger consideration and were provided to Primedex’s board of directors in connection with the delivery of its opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies that were presented to the Primedex board of directors on July 6, 2006 in connection with the delivery of its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Transaction Overview. Based upon the closing price per share of Primedex common stock on July 5, 2006 of $1.71, Jefferies noted that the aggregate implied value of the consideration to be paid in the merger, including the $42.95 million in cash, was approximately $81.65 million, or approximately $80.4 million excluding estimated amounts payable to Radiologix option holders, which is referred to as the implied aggregate consideration value. Based upon the implied aggregate consideration value, approximately 22.6 million shares of Radiologix common stock outstanding as of March 31, 2006 (based on the number of shares outstanding as set forth in Radiologix’s filing with the SEC on Form 10-Q for the fiscal quarter ended March 31, 2006 plus the number of shares of restricted stock outstanding as provided by Radiologix management), Jefferies noted that the implied value of the consideration to be paid in the merger per share of Radiologix common stock as of that date was approximately $3.55, which is referred to as the implied per share consideration value. Jefferies noted that the actual value of the merger consideration to be received in the merger per share of Radiologix common stock would depend upon the price per share of Primedex common stock and the number of in-the-money Radiologix options as of the effective time of the merger.

Jefferies compared the implied per share consideration value of $3.55 to the average daily closing prices for Radiologix common stock and noted the following implied offer premia:

Implied Offer Premia

	Radiologix Common Stock	Premium Implied by Implied Per Share Consideration Value
Time Period Ending July 5, 2006	Price	Dollars	Percentage
1 day	$2.25	$1.30	57.9%
1 week	$2.34	$1.21	51.8%
4 weeks	$2.14	$1.41	66.0%

Historical Trading Analysis. Jefferies reviewed the share price trading history of the Radiologix common stock for the one-year period ending on July 5, 2006 on a stand-alone basis and also in relation to Primedex, Alliance Imaging Inc. and the Morgan Stanley Healthcare Providers index. During this period, Jefferies noted that the Radiologix common stock traded as low as $1.40 per share and as high as $4.55 per share, compared to the closing price of Radiologix common stock on July 5, 2006 of $2.25 per share and the implied per share consideration value of $3.55.

Comparable Company Analysis. Using publicly available information and information provided by Radiologix and Primedex management, Jefferies reviewed the trading multiples of Radiologix and the corresponding trading multiples of a group consisting of the following companies:

•                  Alliance Imaging Inc., and

•                  Primedex.

In its analysis, Jefferies derived and compared multiples for Radiologix and the selected companies, calculated as follows:

•                  the enterprise value divided by estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2007, which is referred to as Enterprise Value/2007E EBITDA.

•                  the enterprise value divided by estimated EBITDA for calendar year 2006, which is referred to as Enterprise Value/2006E EBITDA, and

•                  the enterprise value divided by estimated EBITDA for the latest-twelve-month period, or LTM, which is referred to as Enterprise Value/LTM EBITDA.

This analysis indicated the following:

Comparable Public Company Multiples

Benchmark	High		Low		Radiologix*		Primedex**
Enterprise Value/2007E EBITDA	6.2	x	5.6	x	5.2	x	6.2	x
Enterprise Value/2006E EBITDA	6.9	x	5.7	x	3.7	x	6.9	x
Enterprise Value/LTM EBITDA	7.4	x	5.6	x	3.8	x	7.4	x

*                                         Based upon Primedex management projections for Radiologix.

**                                  Based upon Primedex management projections.

Using a reference range of 5.6x to 6.2x Radiologix’s estimated 2007 EBITDA, 5.7x to 6.9x Radiologix’s estimated 2006 EBITDA and 5.6x to 7.4x Radiologix’s LTM EBITDA, Jefferies determined an implied enterprise value for Radiologix. Jefferies then subtracted debt from and added cash to the implied enterprise value to determine an implied equity value, and after accounting for the vesting of in-the-money options and amounts payable to Radiologix optionholders, and the present value of the expected synergies of up to approximately $44.1 million, calculated as discussed below, this analysis indicated a range of implied Radiologix equity values of approximately $64.1 million to $128.3 million using the 2007E EBITDA multiples, approximately $135.2 million to $232.7 million using the 2006E EBITDA multiples, and approximately $127.0 million to $244.5 million using LTM EBITDA multiples, in each case compared to the implied aggregate consideration value of $80.4 million.

No company utilized in the comparable company analysis is identical to Radiologix. In evaluating selected companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Radiologix’s and Jefferies’ control. Jefferies does not believe that mathematical analysis, such as determining the mean or median, is in itself a meaningful method of using comparable company data.

Synergies Analysis. Jefferies performed an analysis of the present value of the expected synergies projected by the management of Primedex to be realized from the merger. Based upon the expected synergies provided by Primedex management, Jefferies calculated a terminal value of the expected synergies at December 31, 2010 by applying an exit multiple of 6.0x to the expected synergies in that year. The present value of the expected synergies for 2006 through 2010 and the terminal value was then calculated using a discount rate of 13.1%. This analysis resulted in a net present value for the expected synergies of up to approximately $44.1 million.

Selected Comparable Transaction Analysis. Using publicly available information, Jefferies examined the following fifteen transactions in the diagnostic imaging sector. The transactions considered and the month and year each transaction was announced were as follows:

Month and Year
Buyer	Target	Announced
Alliance Imaging	PET Scans of America	October 2005
Evercore Partners (65% interest)	Diagnostic Imaging Group	April 2005
Onex Partners	Center for Diagnostic Imaging	October 2004
InSight Health Services	Comprehensive Medical Imaging (21 fixed sites)	April 2004
InSight Health Services	CDL Medical (22 mobile sites)	June 2003
Trivest Partners	Regional Diagnostics	May 2003
Advent International Corp	American Radiology Services	March 2003
InSight Health Services	Comprehensive Medical Imaging (13 fixed sites)	January 2003
Presgar Medical Imaging	US Diagnostic	September 2002
CapStreet Group, Wachovia Capital Partners	River Oaks Imaging and Diagnostic	September 2002
JPMorgan Partners	MedQuest Associates	August 2002
Halifax Group, J.W. Childs Associates	InSight Health Services	July 2001
Comprehensive Medical Imaging	US Diagnostic (14 imaging centers)	July 2000
InSight Health Services	Wilkes-Barre Imaging Center	May 2000
Kolhlberg Kravis Roberts & Co.	Alliance Imaging	September 1999

Using publicly available estimates and other information for each of these transactions, Jefferies reviewed the transaction value as a multiple of the target company’s LTM EBITDA immediately preceding announcement of the transaction, which is referred to below as Transaction Value/LTM EBITDA. This analysis indicated the following:

	Selected Comparable
	Transaction Multiples
Benchmark	High		Low		Median		Mean
Transaction Value/LTM EBITDA	7.5	x	4.2	x	5.3	x	5.8	x

Jefferies used a reference range of 4.2x to 7.5x Radiologix’s LTM EBITDA to determine an implied enterprise value for Radiologix. Jefferies then subtracted debt from and added cash to the implied enterprise value to determine an implied equity value, and after accounting for the vesting of in-the-money options and amounts payable to Radiologix optionholders and the present value of the expected synergies calculated as discussed above, this analysis indicated a range of implied Radiologix equity values of approximately $67.4 million to $252.3 million, compared to the implied aggregate consideration value of $80.4 million.

No transaction utilized as a comparison in the comparable transaction analysis is identical to the merger. In evaluating the merger, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond Radiologix’s and Jefferies’ control. Jefferies does not believe that mathematical analysis, such as determining the mean or median, is in itself a meaningful method of using comparable transaction data.

Discounted Cash Flow Analysis. Jefferies performed a discounted cash flow analysis to calculate the estimated present value of the free cash flows of Radiologix through the fiscal year ending December 31, 2010 using Primedex management’s financial forecasts for Radiologix. Jefferies also calculated the terminal value of the enterprise at December 31, 2010 by applying a range of EBITDA exit multiples from 5.5x to 6.5x to Radiologix’s 2010 estimated EBITDA. The present value of the cash flows and terminal value was calculated using discount rates ranging from 12.0% to 14.0%. Jefferies then subtracted debt from and added cash to the implied enterprise value to determine an implied equity value, and after accounting for the vesting of in-the-money options and amounts payable to Radiologix optionholders and the present value of the expected synergies calculated as described above, this analysis indicated a range of implied Radiologix equity values of $34.5 million to $116.3 million, compared to the implied aggregate consideration value of $80.4 million.

Premiums Paid Analysis. Using publicly available information, Jefferies analyzed the premia offered in 48 public merger and acquisition transactions in the healthcare industry announced between June 14, 2000 and June 14, 2006 with enterprise values at announcement between $100 million and $500 million. For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s closing share price one day, one week, and four weeks prior to the transaction’s announcement, and then applied the mean premium to Radiologix’s share price for the same period to calculate a mean implied price per share of Radiologix common stock.

This analysis indicated the following:

Time Period:	Mean
1 Day Prior to Announcement	30.4%
1 Week Prior to Announcement	35.0%
4 Weeks Prior to Announcement	39.9%

Using a reference range of a premium of 30% to 40% over the target company’s share price, the price per share of Radiologix common stock on July 5, 2006 and the fully diluted number of shares of Radiologix common stock outstanding as of that date (calculated using the treasury stock method), this analysis indicated a range of implied Radiologix equity values of approximately $65.6 million to $70.6 million, compared to the aggregate implied consideration value of $80.4 million.

Accretion/Dilution Analysis. Jefferies analyzed certain pro forma effects resulting from the merger, including the potential impact of the merger on earnings per share, or EPS, of Primedex common stock following the merger. Jefferies analyzed Primedex’s and Radiologix’s diluted EPS for 2006 through 2008. Jefferies’ analysis included assumptions regarding, among other matters, various tax and accounting considerations, the estimated allocation of the purchase price to goodwill and amortizable intangible assets and the achievement of the expected synergies in the amounts and at the times projected based on discussions with Primedex management.

The following table shows the projected accretion / (dilution) to Primedex’s pro forma diluted EPS:

	2006E	2007E	2008E
Accretion/(Dilution) to Primedex diluted EPS	$(0.03)	$(0.06)	$0.03

The Jefferies opinion was one of many factors taken into consideration by Primedex’s board of directors in making its determination to approve the merger and should not be considered determinative of the views of the Primedex board of directors or management with respect to the merger or the merger consideration.

Jefferies and its affiliates may trade or hold securities of Primedex or Radiologix for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies has in the past provided financing services to Radiologix and may seek in the future to provide investment banking, financial advisory or financial services to Primedex, Radiologix or other entities that are affiliated with Primedex or Radiologix, for which Jefferies would expect to receive compensation.

Pursuant to an engagement letter between Primedex and Jefferies, dated May 9, 2006, Primedex agreed to pay Jefferies for its services in connection with the merger a fee of $2,000,000, of which $500,000 was paid upon delivery of its opinion and the balance of which is payable contingent upon consummation of the merger. Jefferies will also be reimbursed for reasonable expenses incurred, including the fees and disbursements of its counsel. Primedex has also agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered or to be rendered by it under its engagement.

Interests of Radiologix Directors and Executive Officers in the Merger

Radiologix’s executive officers and members of the Radiologix board of directors, in their capacities as such, may have financial interests in the merger that are in addition to or different from their interests as stockholders of Radiologix generally. Radiologix’s board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby. These other interests include the following, among others:

•                  payments under employment agreements which are triggered in the event of a merger;

•                  potential appointment to the Primedex board of directors following the merger;

•                  potentially becoming executive officers, employees or consultants of Primedex after the transaction;

•                  accelerated vesting and exercisability of Radiologix stock options and accelerated vesting of restricted stock and restricted stock units issued under Radiologix’s equity compensation plans;

•                  with respect to certain Radiologix officers and employees who continue employment with Primedex immediately after the effective date of the merger, to the extent the closing of the merger occurs during the 2006 calendar year, continued benefits under Radiologix plans until December 31, 2006, and to the extent the closing of the merger occurs after the 2006 calendar year, continued benefits under Radiologix plans for six months after the closing or the end of the calendar year in which the closing of the merger occurs, whichever is earlier;

•                  with respect to the Radiologix officers and directors who do not continue employment with Primedex immediately after the effective date of the merger, payment of up to $1,000 per month to cover the medical insurance benefits described in such officer’s employment agreement until the earlier of (a) two years after the effective date of the merger or (b) the date on which such individual obtains substantially equivalent benefits from another party; and

•                  Primedex’s agreement to indemnify each present and former Radiologix officer and director against liabilities arising out of that person’s services as an officer or director, and maintain directors’ and officers’ liability insurance for a period of six years after closing to cover Radiologix directors and officers, subject to various limitations.

More detailed information about interests of Radiologix Directors and Executive Officers in the merger is available in the section of this joint proxy statement/prospectus titled “The Merger – Employment, Change of Control and Severance Agreements,” which begins on page 106.

Primedex Board of Directors After the Merger

The directors of Primedex immediately prior to the merger will continue as directors immediately after the effective date of the merger. Promptly after the effective date of the merger, Primedex shall use its reasonable best efforts to cause to be elected to its board of directors up to three persons designated by Radiologix and reasonably acceptable to Primedex, two of whom shall, no later than January 1, 2007, meet the independence requirements of the SEC and any applicable exchange on which Primedex’s common stock is then traded.

Employment, Change of Control and Severance Agreements

Under the merger agreement, Radiologix may not enter into employment agreements or agree to employment agreement extensions, subject to certain limitations. However, the consummation of the merger or any termination of employment or service in connection therewith or subsequent thereto will result in (i) payments to certain holders of Radiologix’s Options as contemplated by the merger agreement, (ii) severance and retention payments as described below, (iii) settlement payments to Sami S. Abbasi, Michael N. Murdock, and Michael L. Silhol, and (iv) deferred portions of 2005 bonuses becoming due to the following individuals in the following amounts:

Sami Abbasi	$175,000
Michael Murdock	$62,500
Stephen Forthuber	$57,500
Michael Silhol	$56,250
Nancy Brandon Murr	$30,000

Employment Agreements

Radiologix has employment agreements with Messrs. Abbasi, Murdock and Silhol, each of whom receives annual base salaries at the rate of $500,000, $250,000, and $225,000, respectively. Each executive is eligible to participate in any bonus or incentive compensation plan that Radiologix may make available to its executive officers. Mr. Abbasi’s employment agreement has a four-year term, with automatic successive one-year renewals unless Mr. Abbasi or Radiologix gives notice to the contrary. Mr. Abbasi’s employment agreement contains a covenant not to compete with Radiologix for two years following termination of employment. The employment agreements of Messrs. Murdock and Silhol contain covenants not to compete for one year following termination of employment.

Pursuant to his employment agreement, in 2004 Mr. Abbasi was awarded 300,000 restricted shares of Common Stock and options to purchase 500,000 shares of Common Stock. In connection with the commencement of their employment with Radiologix in March 2004 and February 2005, respectively, Messrs. Silhol and Murdock were granted options to acquire 100,000 shares and 200,000 shares of Common Stock, respectively. For additional information on the awards to Messrs. Abbasi, Murdock and Silhol, see “Security Ownership of Certain Beneficial Owners and Management,” notes 3, 8 and 10.

Mr. Abbasi’s employment agreement provides that Radiologix will pay him a lump sum severance payment in an amount equal to two times his then current salary if his employment terminates due to Disability, without Cause, a material default by Radiologix, or an Adverse Change in Duties (as those terms are defined in the employment agreement). Mr. Abbasi will also receive two times his most recent bonus or next targeted bonus, whichever is less. The employment agreements of Messrs. Murdock and Silhol provide that Radiologix will pay the executive a lump sum severance payment in an amount equal to the executive’s then current salary if the executive’s employment terminates for the same reasons specified in Mr. Abbasi’s employment agreement.

Change of Control Agreements

Radiologix’s employment agreements with its executive officers contain change of control provisions.

Mr. Abbasi’s employment agreement provides that if his employment with Radiologix is terminated in connection with a Change of Control (i) by Radiologix, except for Cause, or (ii) by Mr. Abbasi with Good Reason (as those terms are defined in the employment agreements), then Radiologix will make a lump sum severance payment to him. The amount of severance to be paid is 2.99 times the sum of his annual base salary plus 2.99 times his most recent annual bonus (or 60% of the executive’s then current salary in lieu of the most recent bonus). Radiologix will provide 24 months of benefits, other than medical insurance. Medical benefits will be provided until the earlier of 18 months after the effective date of termination or until Mr. Abbasi obtains substantially equivalent benefits from another party. If the severance payments are subject to excise tax, then Radiologix will pay the executive an additional amount to cover the tax.

The employment agreements of Messrs. Murdock and Silhol generally provide that if their employment with Radiologix is terminated in connection with a Change of Control (i) by Radiologix, except for Cause, or (ii) by them with Good Cause (as those terms are defined in the employment agreements), then Radiologix will make a lump sum severance payment to them in the amount of two times the executives’ current annual salary and two times their most recent annual bonus. Radiologix will provide health care and other insurance until the earlier of 24 months from date of termination or until the executives obtain substantially equivalent benefits from another party.

Settlement Payments to Executive Officers

Specifically, under the merger agreement, Sami S. Abbasi, Michael M. Murdock, and Michael L. Silhol will be paid the amounts set forth below in full and final settlement of Radiologix’s obligations to them as a result of a “Change of Control” (as defined in their employment agreements) and (ii) their employment agreements shall automatically terminate and be cancelled effective as of the closing date of the merger except for non-competition covenants and Radiologix’s obligation to pay some of the taxes Mr. Abbasi may owe as a result of this payment to him. The amount for each individual set forth below is in addition to the amount payable to him as a 2005 bonus that is disclosed above, the amount to be received by each as a result of the exercise of stock options, and the merger consideration to be received by each with respect to Radiologix common stock. Under the merger agreement Primedex shall, or shall continue to provide each such individual not employed by Primedex after the closing of the merger with up to $1,000 per month to cover the medical insurance benefits described in their respective employment agreement until the earlier of (A) two years after the closing date of the merger or (B) the date on which the individual obtains substantially equivalent benefits from another party.

Sami S. Abbasi	$2,392,000

Michael N. Murdock	$750,000

Michael L. Silhol	$675,000

Equity-Based Awards

Under the merger agreement, Radiologix may not grant, amend or change the terms of any equity awards of Radiologix stock options or restricted stock, or accelerate or change the period of exerciseability or vesting of any Radiologix stock options or restricted stock or authorize cash payments in exchange for any Radiologix stock options or restricted stock, except that Radiologix may grant stock options to purchase up to an aggregate of 100,000 shares of Radiologix common stock in the ordinary course of business to newly hired employees, provided that no one person may be granted Radiologix stock options to purchase more than 20,000 shares of Radiologix common stock.

Radiologix Stock Options

Holders of unvested options exercisable for Radiologix common stock will become vested in their options as a result of the merger. Holders of options for Radiologix common stock, whose exercise price per share is less than the value of the per share merger consideration, will receive for each share subject to such options an amount in cash out of the aggregate merger consideration equal to the difference between the value of the per share merger consideration and the exercise price per share of their options. Options exercisable for Radiologix common stock with an exercise price per share that is greater than the value of the per share merger consideration shall not be assumed or substituted by Primedex but shall vest upon the effective date of the merger and become fully exerciseable to the holder of such option pursuant to the terms of the applicable option agreement. All other options will be cancelled.

Unvested Shares of Radiologix Common Stock

Immediately prior to the effective time of the merger, Radiologix will have cancelled, repurchased, accelerated, vested or otherwise extinguished or awarded all shares of Radiologix common stock that are restricted, not fully vested or subject to any other restriction and there will be no remaining unvested shares of Radiologix common stock at the effective time of the merger.

The following table lists, with respect to the named executive officers, all of Radiologix’s executive officers as a group, and all of Radiologix’s non-management directors as a group, the number of (i) unvested options to purchase Radiologix common stock, along with the weighted average exercise price of such options, and (ii) restricted shares of Radiologix common stock and restricted stock units, all of which will become vested as a result of either the approval of the merger agreement by Radiologix’s stockholders or the consummation of the merger. The information shown on this table is based on the equity awards outstanding as of August 18, 2006.

	Unvested Options to Purchase Common Stock of Radiologix	Weighted Average Price of Unvested Options	Restricted Shares	Restricted Stock Units
Executive Officers, as a group	872,506	$3.19/share	200,000	n/a
Non-Management Directors, as a group	n/a	n/a	n/a	179,505

Retirement Benefits; Profit Sharing Plan; Welfare Benefit Plan

Under the merger agreement, Radiologix shall terminate the Radiologix 401(k) and Profit Sharing Plan, effective no later than the day immediately preceding the effective time of the merger.

Under the merger agreement, Radiologix shall terminate the Radiologix Welfare Benefits Plan no earlier than December 31, 2006. With respect to such Radiologix officers and employees who continue employment after the effective date of the merger, to the extent the closing of the merger occurs during the 2006 calendar year, Primedex will provide continued benefits under Radiologix plans until December 31, 2006, and to the extent the closing of the merger occurs after the 2006 calendar year, Primedex will provide continued benefits under Radiologix plans for six months after the closing or the end of the calendar year in which the closing of the merger occurs, whichever is earlier. With respect to the Radiologix executive officers who do not continue employment with Primedex immediately after the effective date of the merger, Primedex will provide payment of up to $1,000 per month to cover the medical insurance benefits described in such officer’s employment agreement until the earlier of (a) two years after the effective date of the merger or (b) the date on which such individual obtains substantially equivalent benefits from another party.

Financing of the Merger

Primedex has signed a commitment letter with GE Commercial Finance Healthcare Financial Services for a $405 million senior secured credit facility. The facility is expected to be used to finance the merger, to refinance existing indebtedness, to pay transaction costs and expenses relating to the merger and the credit facility and to provide financing for working capital needs post-merger. Consummation of the financing is a condition to the closing of the merger. The facility will consist of a revolving credit facility of up to $45 million, a $225 million term loan and a $135 million second lien term loan. The revolving credit facility will have a term of five years, the term loan will have a term of six years and the second lien term loan will have a term of seven years.  Interest is payable on all loans initially at an Index Rate plus the Applicable Margin, as defined. The Index Rate is initially a floating rate equal to the higher of the rate quoted from time to time by The Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s largest 30 banks” or the Federal Funds Rate plus 50 basis points. The Applicable Margin on each of the revolving credit facility and the term loan is 2% and on the second lien term loan is 6%. Primedex may, after a certain period, request that the interest rate instead be based on LIBOR plus the Applicable Margin, as defined. It is anticipated that the credit facility will include customary covenants for a facility of this type, including minimum fixed charge coverage ratio, maximum total leverage ratio, maximum senior leverage ratio, limitations on indebtedness, contingent obligations, liens, capital expenditures, lease obligations, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, subordinated debt payments and modifications, loans and investments, transactions with affiliates, changes of control, and payment of consulting and management fees. The credit facility will contain such conditions to funding as are customary for senior secured facilities of this type.

Accounting Treatment

The merger will be accounted for as a business combination using the “purchase” method of accounting. Primedex will be the acquirer for financial accounting purposes.

Appraisal and Dissenters’ Rights

Appraisal Rights of Radiologix Stockholders

Delaware General Corporation Law. Holders of record of Radiologix common stock who do not vote in favor of adopting the merger agreement and the transactions contemplated by the merger agreement, including the merger, and who otherwise comply with the applicable provisions of Section 262 of the Delaware General Corporation Law, throughout this joint proxy statement/prospectus as the “DGCL,” will be entitled to exercise appraisal rights under Section 262 of the DGCL. A person having a beneficial interest in shares of Radiologix common stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is reprinted in its entirety as Annex F and incorporated into this joint proxy statement/prospectus by reference. All references in Section 262 of the DGCL and in this summary to a “shareholder,” “stockholder” or “holder” are to the record holder of the shares of Radiologix common stock as to which appraisal rights are asserted.

Under Section 262 of the DGCL, holders of shares of Radiologix common stock who follow the procedures set forth in Section 262 of the DGCL will be entitled to have their Radiologix common stock appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of these shares of Radiologix common stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, as determined by that court.

Under Section 262 of the DGCL, when a proposed merger is to be submitted for approval at a meeting of stockholders, as in the case of the approval of the merger agreement and the transactions contemplated by the merger agreement, including the merger, by Radiologix stockholders, Primedex, not less than 20 days prior to the meeting, must notify each of its stockholders who was a stockholder on the record date for this meeting with respect to shares for which appraisal rights are available, that appraisal rights are so available, and must include in this required notice a copy of Section 262 of the DGCL.

This joint proxy statement/prospectus constitutes the required notice to the holders of these shares of Radiologix common stock and the applicable statutory provisions of the DGCL are attached to this joint proxy statement/prospectus as Annex F. Any Radiologix stockholder who wishes to exercise their appraisal rights or who wishes to preserve their right to do so should review the following discussion and Annex F carefully, because failure to timely and properly comply with the procedures specified in Annex F will result in the loss of appraisal rights under the DGCL.

A holder of Radiologix common stock wishing to exercise appraisal rights must not vote in favor of the approval and adoption of the merger agreement and must deliver to Radiologix before the taking of the vote on the merger agreement and the transactions contemplated by the merger agreement, including the merger, at the Radiologix special meeting a written demand for appraisal of their Radiologix common stock. This written demand for appraisal must be separate from any proxy or vote abstaining from the vote on the merger or against the merger. This demand must reasonably inform Radiologix of the identity of the stockholder and of the stockholder’s intent thereby to demand appraisal of their shares. A holder of Radiologix common stock wishing to exercise appraisal rights must be the record holder of these shares of Radiologix common stock on the date the written demand for appraisal is made and must continue to hold these shares of Radiologix common stock through the effective date of the merger. Accordingly, a holder of Radiologix common stock who is the record holder of Radiologix common stock on the date the written demand for appraisal is made, but who thereafter transfers these shares of Radiologix common stock prior to consummation of the merger, will lose any right to appraisal in respect of these shares of Radiologix common stock.

A proxy that is signed and does not contain voting instructions will, unless revoked, be voted in favor of the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, and it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the approval and adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger, or abstain from voting on the merger agreement.

Only a holder of record of Radiologix common stock on the record date for the Radiologix special meeting is entitled to assert appraisal rights for the shares of Radiologix common stock registered in that holder’s name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as the holder’s name appears on the holder’s stock certificates, should specify the holder’s mailing address and the number of shares registered in the holder’s name, and must state that the person intends to demand appraisal of the holder’s shares pursuant to the merger agreement. If the shares of Radiologix common stock are held of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Radiologix common stock is held of record by more than one holder as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint holders. An authorized agent, including an agent for one or more joint holders, Radiologix may execute a demand for appraisal on behalf of a holder of record. The agent, however, must identify the record holder or holders and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the holder or holders. A record holder such as a broker who holds Radiologix common stock as nominee for several beneficial owners may exercise appraisal rights with respect to the shares of Radiologix common stock held for one or more beneficial owners while not exercising appraisal rights with respect to the Radiologix common stock held for other beneficial owners. In this case, the written demand should set forth the number of shares of Radiologix common stock as to which appraisal is sought. When no number of shares of Radiologix common stock is expressly mentioned, the demand will be presumed to cover all Radiologix common stock in brokerage accounts or other nominee forms held by such record holder, and those who hold shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights under Section 262 of the DGCL are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.

All written demands for appraisal should be sent or delivered to Radiologix, Inc., 3600 JPMorgan Chase Tower, 2200 Ross Avenue, Dallas, Texas, 75201, Attention: General Counsel.

Within ten days after the effective date of the merger, PR Acquisition Corporation, or its successor in interest, which we refer to as the surviving company, will notify each former Radiologix stockholder who has properly asserted appraisal rights under Section 262 of the DGCL and has not voted in favor of adopting the merger agreement and the transactions contemplated by the merger agreement, including the merger, of the date the merger became effective.

Within 120 days after the effective date of the merger, but not thereafter, the surviving company or any former Radiologix stockholder who has complied with the statutory requirements summarized above may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of Radiologix common stock that are entitled to appraisal rights. None of Primedex, the surviving company or Radiologix is under any obligation to and none of them has any present intention to file a petition with respect to the appraisal of the fair value of the shares of Radiologix common stock. Accordingly, it is the obligation of Radiologix stockholders wishing to assert appraisal rights to take all necessary action to perfect and maintain their appraisal rights within the time prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the merger, any former Radiologix stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the surviving company a statement setting forth the aggregate number of shares of Radiologix common stock not voted in favor of adopting the merger agreement and the transactions contemplated by the merger agreement, including the merger, and with respect to which demands for appraisal have been timely received and the aggregate number of former holders of these shares of Radiologix common stock. These statements must be mailed within ten days after a written request therefore has been received by the surviving company or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262 of the DGCL, whichever is later.

If a petition for an appraisal is filed timely with the Delaware Court of Chancery by a former Radiologix stockholder and a copy thereof is served upon the surviving company, the surviving company will then be obligated within 20 days of service to file with the Delaware Register in Chancery a duly certified list containing the names and addresses of all former Radiologix stockholders who have demanded appraisal of their shares of Radiologix common stock and with whom agreements as to value have not been reached. After notice to such former Radiologix stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery may conduct a hearing on such petition to determine those former Radiologix stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the former Radiologix stockholders who demanded appraisal of their shares of Radiologix common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding. If any former stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to that former stockholder.

After determining which, if any, former Radiologix stockholders are entitled to appraisal, the Delaware Court of Chancery will appraise their shares of Radiologix common stock, determine their “fair value,” exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Radiologix stockholders considering seeking appraisal should be aware that the fair value of their shares of Radiologix common stock as determined under Section 262 of the DGCL could be more than, the same as or less than the value of the consideration they would receive pursuant to the merger agreement if they did not seek appraisal of their shares of Radiologix common stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262 of the DGCL. The Delaware Supreme Court has stated that, among other factors, “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings.

In addition, Delaware courts have decided that a stockholder’s statutory appraisal remedy may or may not be a dissenter’s exclusive remedy, depending on the factual circumstances.

The costs of the appraisal action may be determined by the Delaware Court of Chancery and levied upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a former Radiologix stockholder, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any former Radiologix stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts used in the appraisal proceeding, be charged pro rata against the value of all of the shares of Radiologix common stock entitled to appraisal.

Any holder of Radiologix common stock who has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the consummation of the merger, be entitled to vote the shares of Radiologix common stock subject to this demand for any purpose or be entitled to the payment of dividends or other distributions on those shares of Radiologix common stock (except dividends or other distributions payable to holders of record of Radiologix common stock as of a record date prior to the effective date of the merger).

If any stockholder who properly demands appraisal of their Radiologix common stock under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses, their right to appraisal, as provided in Section 262 of the DGCL, that stockholder’s shares of Radiologix common stock will be converted into the right to receive the consideration payable with respect to those shares of Radiologix common stock in accordance with the merger agreement (without interest). A Radiologix stockholder will fail to perfect, or effectively lose or withdraw, their right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the effective date of the merger, or if the stockholder delivers to Radiologix or the surviving company, as the case may be, a written withdrawal of their demand for appraisal. Any attempt to withdraw an appraisal demand in this matter more than 60 days after the effective date of the merger will require the written approval of the surviving company and, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.

Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of these rights, in which event a Radiologix stockholder will be entitled to receive the consideration payable with respect to their shares of Radiologix common stock in accordance with the merger agreement (without interest).

Consequently, any stockholder willing to exercise appraisal rights is urged to consult with legal counsel prior to attempting to exercise such rights.

Appraisal Rights of Primedex Stockholders

California General Corporation Law. If the merger is completed, and Primedex is subject to Section 2115 of the California General Corporation Law when the merger becomes effective, holders of Primedex common stock who do not vote in favor of the merger and merger agreement and who comply with the procedures prescribed in Chapter 13 of the California General Corporation Law (including making written appraisal demand to Primedex prior to the occurrence of the annual meeting) may be entitled to a judicial appraisal of the fair market value of their shares which, for purposes of the exercise of appraisal rights under the California General Corporation Law, is determined as of the day before the first announcement of the terms of the merger, excluding any appreciation or depreciation in consequence of the merger, and to require Primedex to purchase the stockholder’s shares for cash at such fair market value. To the extent required by California law, a further notice of dissenters’ rights will be sent to any stockholder eligible to exercise or exercising such rights within ten days after the annual meeting.

The following is a brief summary of the statutory procedures that must be followed by a stockholder of Primedex in order to dissent from the merger and perfect appraisal rights under the California General Corporation Law. This summary is not intended to be a complete statement of the law of dissenters’ rights and is qualified in its entirety by reference to Chapter 13 of the California General Corporation Law, the full text of which is attached to this proxy statement as Annex G and is incorporated herein by reference. We advise any stockholders of Primedex considering exercising appraisal rights to consult legal counsel.

Under Sections 181 and 1201 of the California General Corporation Law, the merger constitutes a “reorganization” of Primedex. Chapter 13 of the California General Corporation Law provides appraisal rights for stockholders dissenting from a reorganization under certain circumstances.

Even though a stockholder who wishes to exercise dissenters’ rights may be required to take certain actions before the annual meeting, if the merger agreement is later terminated and the merger is abandoned, no stockholder of Primedex will have the right to any payment from Primedex by reason of having taken that action. The following discussion is subject to these qualifications.

For a holder of common stock to exercise dissenters’ rights as to any shares of Primedex common stock in connection with the merger, the stockholder must not vote in favor of the merger and merger agreement and must make a written demand to have Primedex purchase the shares at their fair market value.

The written demand must:

•                  be received not later than the date of the annual meeting;

•                  specify the stockholder’s name and mailing address and the number and class of Primedex’s shares held of record which the stockholder demands Primedex purchase;

•                  state that the stockholder is demanding purchase of the shares and payment of their fair market value; and,

•                  state the price which the stockholder claims to be the relevant (see below) fair market value of the shares, which statement will constitute an offer by the stockholder to sell the shares to Primedex at that price.

All written demands should be addressed to Primedex Health Systems, Inc., 1510 Cotner Avenue, Los Angeles, CA 90025, Attention: Corporate Secretary.

Simply failing to vote for, or voting against, the merger and merger agreement will not be sufficient to constitute the demand described above.

In addition, within thirty (30) days after notice of the approval of the merger is mailed to stockholders, the stockholder must also submit to Primedex or a transfer agent of Primedex, for endorsement as dissenting shares, the stock certificates representing Primedex’s shares as to which the stockholder is exercising dissenters’ rights.

Shares of Primedex’s stock held by stockholders who have perfected their dissenters’ rights in accordance with Chapter 13 of the California General Corporation Law and have not withdrawn their demands or otherwise lost their rights are referred to in this summary as “dissenting shares.” Under the California General Corporation Law, a dissenting stockholder may not withdraw his, her or its demand for payment of the fair market value of the stockholder’s dissenting shares in cash unless Primedex consents.

Within ten (10) days after the approval of the merger by Primedex’s stockholders, Primedex must mail a notice of the approval to each holder of common stock who did not vote in favor of the merger. This notice must state the price determined by Primedex to represent the relevant fair market value of the dissenting shares, which statement will constitute an offer by Primedex to purchase the dissenting shares at the stated amount if the merger closes. Chapter 13 of the California General Corporation Law states that the fair market value, for this purpose, is determined “as of the day before the first announcement” of the terms of the proposed merger, excluding appreciation or depreciation as a consequence of the proposed merger. The company’s notice must also include a brief description of the procedures to be followed by those holders if the holders desire to exercise their dissenters’ rights and a copy of Section 1300 through 1304 of Chapter 13 of the California General Corporation Law.

Irrespective of the percentage of Primedex’s common stock with respect to which demands for appraisal have been properly filed, Primedex must mail the notice referred to above to any stockholder who has filed a demand with respect to Primedex shares and that are subject to transfer restrictions imposed by Primedex or by any law or regulation. Primedex is not aware of any transfer restrictions on Primedex shares of common stock, except for those restrictions which apply to Primedex common stock held by stockholders who are deemed to be affiliates of Primedex as that term is defined in Rule 144 adopted by the Securities and Exchange Commission under the Securities Act. Any stockholder who believes there is another type of restriction on its shares should consult with its advisor as to the nature of the restriction and its relationship to the availability of dissenters’ rights in connection with the merger. If the stockholder and Primedex agree that the shares of Primedex’s common stock as to which the stockholder is seeking dissenters’ rights are dissenting shares, and also agree upon the price to be paid to purchase the shares, then the dissenting stockholder is entitled to the agreed price with interest thereon at the legal rate on judgments under California General Corporation Law from the date of the merger agreement. Any agreements fixing the fair market value of any dissenting shares as between Primedex and any dissenting stockholder must be filed with the Secretary of Primedex.

However, if Primedex denies that the stockholder’s shares qualify as dissenting shares eligible for purchase under Chapter 13 of the California General Corporation Law, or if Primedex and the stockholder fail to agree upon the fair market value of the shares, then the stockholder may, within six months after the date on which Primedex mailed to the stockholder the notice of approval of the merger by the stockholders of Primedex, but not thereafter, file a complaint in the California Superior Court of the proper county requesting the court to determine whether the stockholder’s shares qualify as dissenting shares that are eligible to be repurchased pursuant to the exercise of dissenters’ rights, the fair market value of such shares, or both, or may intervene in any action pending on such a complaint. If the court is requested to determine the fair market value of the shares, it shall appoint one or more impartial appraisers to determine the fair market value of the shares. Within ten (10) days of their appointment, the appraisers, or a majority of them, will make and file a report with the court. If the court finds the report reasonable, the court may confirm it.

However, if the appraisers cannot determine the fair market value within ten (10) days of their appointment, or within a longer time determined by the court or the report is not confirmed by the court, then the court will determine the fair market value. If the court determines that the stockholder’s shares qualify as dissenting shares, then, following determination of their fair market value, Primedex will be obligated to pay the dissenting stockholder the fair market value of the shares, as so determined, together with interest thereon at the legal rate from the date on which judgment is entered. Payment on this judgment will be due upon the endorsement and delivery to Primedex of the certificates for the shares as to which the appraisal rights are being exercised. The costs of the appraisal action, including reasonable compensation to the appraisers appointed by the court, will be allocated among Primedex and dissenting stockholders as the court deems equitable. However, if the appraisal of the fair market value of the shares exceeds the price offered by Primedex, then Primedex shall pay an additional amount equal to the difference. If the fair market value of the shares awarded by the court exceeds 125% of the price offered by Primedex for the shares in the notice of approval of the merger by the stockholders of Primedex, then the court may in its discretion include attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments in the amounts payable by Primedex.

Stockholders of Primedex considering whether to seek appraisal should bear in mind that the fair value of their Primedex common stock determined under Chapter 13 of the California General Corporation Law could be more than, the same as or less than the value of consideration to be paid in the merger as set forth in the merger agreement. Also, Primedex reserves the right to assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the capital stock of Primedex is less than the value of the consideration to be issued and paid in the merger as set forth in the merger agreement. The process of dissenting requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Chapter 13 of the California General Corporation Law. Any stockholder who fails to comply with the requirements of Chapter 13 of the California General Corporation Law, attached as Annex G to this joint proxy statement/prospectus, will forfeit such stockholder’s rights to dissent from the merger and exercise appraisal rights and will receive the consideration to be issued and paid in the merger as set forth in the merger agreement.

Delisting and Deregistration of Radiologix Common Stock

If the merger is completed, Radiologix common stock will be delisted from the American Stock Exchange and will be deregistered under the Exchange Act, and Radiologix will no longer file periodic reports with the SEC. The stockholders of Radiologix will become stockholders of Primedex and their rights as stockholders will be governed by applicable New York and California law and by Primedex’s certificate of incorporation and by-laws.

Primedex intends to apply to have its shares of common stock listed on the American Stock Exchange upon completion of the merger or as soon thereafter as reasonably practicable. Initial listing on the American Stock Exchange requires the satisfaction by Primedex of quantitative listing standards relating to stockholders’ equity, market capitalization, number of public stockholders, market value of public float and other criteria. Primedex does not currently qualify for listing under these criteria. After the filing of the Form S-4 registration statement of which this joint proxy statement/prospectus is a part, Primedex will work diligently to be listed on the American Stock Exchange immediately prior to the consummation of the merger but can give no assurance that such listing will occur during that time frame, or at all.

Federal Securities Laws Consequences; Resale Restrictions; Transfer Restrictions

All shares of Primedex common stock that will be distributed to Radiologix stockholders in the merger will be freely transferable, except for restrictions applicable to “affiliates” of Radiologix and except that resale restrictions may be imposed by securities laws in

non-U.S. jurisdictions insofar as subsequent trades are made within these jurisdictions. In addition, pursuant to the proposals set forth in this proxy statement, Primedex’s common stock may be subject to transfer and resale restrictions which are necessary to preserve Primedex’s unrestricted use of its net operating loss carry-forwards. Persons who are deemed to be affiliates of Radiologix may resell shares of Primedex common stock received by them only in transactions permitted by the resale provisions of Rule 145 or as otherwise permitted under the Securities Act of 1933. Persons who may be deemed to be affiliates of Radiologix include executive officers, directors and holders of more than 10% of the outstanding shares of Radiologix. The merger agreement requires Radiologix to use its reasonable best efforts to cause each of its directors and executive officers who Radiologix believes may be deemed to be affiliates of Radiologix to execute a written agreement to the effect that those persons will not sell, assign or transfer any of the shares of Primedex common stock issued to them in the merger unless that sale, assignment or transfer has been registered under the Securities Act of 1933, is in conformity with Rule 145 or is otherwise exempt from the registration requirements under the Securities Act of 1933.

This joint proxy statement/prospectus does not cover any resales of the shares of Primedex common stock to be received by Radiologix stockholders in the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any resale.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of the material U.S. federal income tax consequences of the merger to holders of Radiologix common stock. This summary does not address the tax consequences of any transaction other than the merger. This summary is based upon currently existing provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, and to differing interpretations. There can be no assurance that the U.S. Internal Revenue Service (“IRS”) will not challenge one or more of the tax results described herein, and Radiologix has not obtained, nor does it intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences described below.

This summary does not discuss all aspects of U.S. federal income taxation that may be important to certain holders of Radiologix common stock in light of their individual investment circumstances or the U.S. federal income tax consequences to holders of Radiologix common stock that are subject to special treatment under U.S. federal income tax laws, including but not limited to banks and other financial institutions, insurance companies, partnership and other pass-through entities, dealers in securities or foreign currency, traders that have elected mark-to-market accounting, tax-exempt organizations, certain former citizens or residents of the United States, persons that hold shares of Radiologix common stock as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment, or U.S. Holders, as defined below, that have a functional currency other than the U.S. dollar, or stockholders who acquired their shares of Radiologix common stock through the exercise of employee stock options or other compensation arrangements, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not address U.S. federal income tax considerations applicable to holders of options or warrants to purchase Radiologix common stock, or holders of debt instruments convertible into Radiologix common stock. Further, this summary does not discuss any foreign, state, or local tax consequences of the merger.

As used herein, the term “U.S. Holder” means a beneficial owner of Radiologix common stock that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any State or political subdivision thereof;

•                  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust (i) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (ii) if, in general, it was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day, and made a valid election to continue to be so treated.

The term “non-U.S. Holder” means a beneficial owner of shares that is not a partnership (or other entity treated as a partnership) for U.S. Federal income tax purposes and is not a U.S. Holder.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is an owner of Radiologix common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partnerships that are owners of Radiologix common stock, and partners in such partnerships, are urged to consult their own tax advisors regarding the U.S. federal, state, local and foreign tax consequences to them of tendering their shares of Radiologix common stock.

U.S. Holders

Generally

A U.S. holder that receives cash and Primedex common stock in the merger generally will recognize gain or loss equal to the difference, if any, between (i) the sum of the fair market value of the Primedex common stock and the amount of cash received, and (ii) the U.S. holder’s tax basis in the Radiologix common stock. Gain or loss will be determined separately for each block of shares (i.e., shares acquired at the same cost in a single transaction) of Radiologix common stock surrendered for the consideration described above pursuant to the merger. Any gain or loss recognized by a U.S. holder generally will be long-term capital gain or loss if the U.S.

holder’s holding period of the Radiologix common stock is more than one year. Capital gains derived by non-corporate U.S. holders with respect of capital assets held for more than one year are eligible for reduced rates of taxation. Significant limitations apply with respect to the deductibility of capital losses.

Each share of Primedex common stock received by a U.S. holder in the merger will have a tax basis equal to its fair market value on the date received. The U.S. holder’s holding period in the Primedex common stock will begin on the date received.

Exercise of Dissenters’ Rights

A U.S. Holder that elects to perfect appraisal rights will recognize gain or loss with respect to his or its shares of Radiologix common stock equal to the difference between the amount of cash received and his or its tax basis in the Radiologix common stock. Any gain or loss recognized by the U.S. holder generally will be long-term capital gain or loss if the U.S. holder’s holding period in the Radiologix common stock is more than one year.

Information Reporting and Backup Withholding

Information reporting and backup withholding at a rate of 28% may apply with respect to the cash and/or stock consideration paid to a U.S. Holder in the merger or upon the U.S. Holder’s exercise of his or its dissenter’s rights. In order to avoid backup withholding, unless an exception applies under applicable law and regulations, a U.S. holder must provide the payor with a properly executed IRS Form W-9 or substitute Form W-9 that provides:

•                  the U.S. Holder’s correct taxpayer identification number;

•                  a certification that the U.S. Holder (i) is exempt from backup withholding, (ii) has not been notified by the IRS that he or it is subject to backup withholding as a result of a failure to report all interest or dividends, or (iii) has been notified by the IRS that he or it is no longer subject to backup withholding; and

•                  that the U.S. Holder is a U.S. person (including a U.S. resident alien).

A U.S. Holder that does not provide the payor with his or its correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the U.S. holder’s federal income tax liability, provided that the U.S. holder furnishes certain required information to the IRS.

Non-U.S. Holders

Consequences of Participating in the Merger or Exercising Dissenters’ Rights

A non-U.S. Holder that receives cash and Primedex common stock in the merger or elects to exercise his or its dissenter’s rights generally will not be subject to U.S. federal income tax on any gain recognized by the non-U.S. Holder unless:

•                  such gain is effectively connected with the conduct by the non-U.S. Holder of a U.S. trade or business and, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. Holder in the United States; or

•                  the non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days during the taxable year in which the merger occurs and certain other conditions are met.

A non-U.S. Holder described in the first bullet point above will be required to pay U.S. federal income tax on the net gain he or it recognizes as a result of the merger or upon the exercise of his or its dissenter’s rights as if such non-U.S. Holder was a U.S. Holder, and if such non-U.S. Holder is a foreign corporation, it may also be required to pay an additional branch profits tax at a rate of 30% (or a lower rate if so specified by an applicable income tax treaty). A non-U.S. Holder described in the second bullet point above will be subject to a 30% (or, if applicable, a lower treaty rate) U.S. federal withholding tax on the gain he or it recognizes as a result of the merger or upon the exercise of his or its dissenter’s rights.

Information Reporting and Backup Withholding

Information returns will be filed annually with the IRS and provided to each non-U.S. Holder with respect to the cash and/or stock consideration paid to the non-U.S. Holder in the merger or upon the exercise of his or its dissenter’s rights, regardless of whether such payment is subject to withholding tax or is exempt from U.S. withholding tax pursuant to an income tax treaty or for any other reason. In addition, possible backup withholding at a rate of 28% may apply unless the non-U.S. Holder certifies (generally on IRS Form W-8BEN) as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption.

Backup withholding is not an additional tax. A non-U.S. Holder may obtain a refund or a credit against such non-U.S. Holder’s U.S. federal income tax liability of any amounts withheld under the backup withholding rules provided the required information is furnished to the IRS in a timely manner.

Non-U.S. Holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption, if available.

The preceding discussion of U.S. federal income tax considerations is for general information only. Each holder should consult its own tax advisor regarding the particular U.S. federal, state, local and foreign tax consequences of the merger, including the consequences of any proposed change in applicable law.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement. This summary may not contain all of the information about the merger agreement that is important to you. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We encourage you to read it carefully in its entirety for a more complete understanding of the merger agreement.

The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about Primedex. Such information can be found elsewhere in this joint proxy statement/prospectus and in the other public filings Primedex makes with the SEC, which are available without charge at www.sec.gov.

The merger agreement contains representations and warranties Primedex and Radiologix have made to each other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules that Primedex and Radiologix have exchanged in connection with signing the merger agreement. While we do not believe that these schedules contain information required to be publicly disclosed by Primedex or Radiologix under the applicable securities laws other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached merger agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Primedex and Radiologix, since they were made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedules. These disclosure schedules contain information that has been included in the general prior public disclosures of Primedex and Radiologix, as well as additional non-public information. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the public disclosures of Primedex or Radiologix.

The Merger

The merger agreement provides that, upon the closing, PR Acquisition Corporation, an indirect wholly-owned subsidiary of Primedex which we refer to as “Merger Sub,” will merge with and into Radiologix with Radiologix surviving as an indirect wholly-owned subsidiary of Primedex. We refer to this transaction as the “merger.”

Parties to the Merger Agreement

The parties to the merger include Primedex, Merger Sub, Radiologix and RadNet Management, Inc., a wholly-owned subsidiary of Primedex and the sole stockholder of Merger Sub, which we refer to as “RadNet.”

Completion and Effectiveness of the Merger

The closing of the merger will take place on a date mutually agreed to by Primedex and Radiologix but that will be no later than two business days after the satisfaction or waiver of each of the conditions to closing set forth in the merger agreement, or on such other date as Primedex, Merger Sub, RadNet and Radiologix may agree. The merger will become effective upon the filing of a certificate of merger with the Secretary of State of the State of Delaware.

Conversion of Shares; Procedures for Exchange of Certificates

If the merger is completed, holders of Radiologix common stock (other than Radiologix, Primedex and dissenting Radiologix stockholders who properly exercise their appraisal rights) will be entitled to receive aggregate consideration of 22,621,922 shares of Primedex and $42,950,000 in cash (cash and stock together is referred to as the “merger consideration”). After the merger is completed, Radiologix stockholders will have the right to receive the merger consideration but they will no longer have any rights as a Radiologix stockholder. Based upon the  [    ] closing price of Primedex common stock on                         , the record date, of $      , each Radiologix stockholder would receive [$        ] in cash for each Radiologix share, plus [      ] share of Primedex common stock for total consideration valued at [$        ] per share. The merger agreement also provides Primedex the option to elect to reduce the share consideration by up to 3.5 million shares and to increase the cash consideration by $2 per share, provided that Primedex advises Radiologix of its election prior to the mailing of this Proxy Statement. Promptly following the effective time of the merger, [                                          ], the exchange agent, will send a letter of transmittal to each former Radiologix stockholder of record. The letter of transmittal will contain instructions for obtaining the merger consideration for shares of Radiologix common stock.

Upon surrender of a stock certificate representing shares of Radiologix common stock, together with a duly completed and validly executed letter of transmittal, and any other documents that may be reasonably required by the exchange agent, the holder of the certificate will be entitled to receive from the exchange agent, acting on behalf of Primedex, the merger consideration for each share represented by the stock certificate, and that stock certificate will be cancelled.

In the event of a transfer of ownership of Radiologix common stock that is not registered in Radiologix’s stock transfer books, the merger consideration for shares of Radiologix common stock so transferred may be paid to a person other than the person in whose name the surrendered certificate is registered if the certificate is properly endorsed and is otherwise in proper form for transfer.

No interest will be paid or will accrue on any cash payable in connection with the merger upon the surrender of stock certificates representing shares of Radiologix common stock. The merger consideration paid upon conversion of shares of Radiologix common stock in the merger will be issued in full satisfaction of all rights relating to those shares of Radiologix common stock.

Financing of the Merger

Primedex has signed a commitment letter with GE Commercial Finance Healthcare Financial Services for a $405 million senior secured credit facility. The facility is expected to be used to finance the merger, to refinance existing indebtedness, to pay transaction costs and expenses relating to the merger and the credit facility and to provide financing for working capital needs post-merger. Consummation of the financing is a condition to the closing of the merger. See “The Merger – Financing of the Merger on page 108.”

Fractional Shares

No fractional Primedex common shares will be issued in the merger. Instead, holders who would otherwise be entitled to receive a fractional share of Primedex common stock will receive an amount in cash (without interest) determined by multiplying the fractional share interest by the average closing price for a share of Primedex common stock as reported on the Over-The-Counter Bulletin Board for the ten trading days prior to, but not including, the effective time of the merger.

Radiologix Options and Unvested Shares

Radiologix Stock Options

Holders of unvested options exercisable for Radiologix common stock will become vested in their options as a result of the merger. Holders of options exercisable for Radiologix common stock, whose exercise price per share is less than the value of the per share merger consideration, will receive for each share subject to such options an amount in cash out of the aggregate merger consideration equal to the difference between the value of the per share merger consideration and the exercise price per share of their options. Options exercisable for Radiologix common stock with an exercise price per share that is greater than the value of the per share merger consideration shall not be assumed or substituted by Primedex but shall vest upon the effective date of the merger and become fully exerciseable to the holder of such option pursuant to the terms of the applicable option agreement. Any vested option that is not exercised prior to the effective time shall terminate and be void as of the effective time of the merger.

Unvested Shares of Radiologix Common Stock

Immediately prior to the effective time of the merger, Radiologix will have cancelled, repurchased, accelerated, vested or otherwise extinguished or awarded all shares of Radiologix common stock that are restricted, not fully vested or subject to any other restriction and there will be no remaining unvested shares of Radiologix common stock at the effective time of the merger.

Voting Agreement

Contrarian Equity Fund, L.P., a Radiologix stockholder, which owns approximately 16.4% of the outstanding shares of Radiologix common stock, is a party to a voting agreement with Primedex under which it is obligated to vote its shares in favor of adopting the merger agreement and the merger.

Representations and Warranties

The merger agreement contains substantially reciprocal representations and warranties made by Radiologix, on the one hand, and Primedex, on the other, relating to, among other things:

•                  corporate organization, good standing, qualification and ownership of subsidiaries;

•                  capital structure;

•                  corporate authority to execute and deliver the obligations under the merger agreement, and the enforceability of the merger agreement;

•                  the absence of any conflict with or violation of corporate charter documents, applicable law or contracts as a result of entering into and carrying out the obligations under the merger agreement;

•                  the absence of a need to obtain any governmental consents, approvals, authorizations or permits or to make any filings with or notifications to any governmental entities in order to complete the merger;

•                  compliance with SEC rules and regulations;

•                  accuracy of information provided to the other party;

•                  the absence of a material adverse effect and other changes since December 31, 2005;

•                  compliance with applicable laws and contracts relating to employee benefit plans and labor relations;

•                  disclosure of, and the absence of a default under, material contracts;

•                  the absence of litigation;

•                  compliance with environmental laws;

•                  ownership of intellectual property and the absence of infringement of third party intellectual property rights;

•                  proper preparation and timely filing of tax returns and timely payment of taxes;

•                  the existence of adequate insurance coverage;

•                  receipt of opinion of financial advisors with respect to Radiologix;

•                  disclosure of broker or financial advisor fees;

•                  valid title to properties;

•                  the absence of interested party transactions;

•                  the absence of affiliates as defined under SEC Rule 145 with respect to Radiologix;

•                  the absence of ownership of Radiologix’s capital stock by Primedex, currently or in the past three years, that would render Primedex an interested stockholder for purposes of Section 203 of the DGCL; and

•                  effectiveness of a financing commitment letter with respect to Primedex.

All of the representations and warranties expire at the effective time of the merger.

Material Adverse Effect

Several of the representations and warranties contained in the merger agreement are qualified by reference to whether the failure of such representation or warranty to be true is reasonably likely to have a “material adverse effect” on Radiologix or Primedex, as applicable. The merger agreement provides that a “material adverse effect” means, when used in connection with either company, any effect, event, occurrence, development, circumstance, change or condition, including without limitation a conflict with, or default or violation of, any law that, individually or in the aggregate with all other effects is, or would:

•                                          materially impede or delay such party’s ability to consummate the transactions contemplated by the merger agreement in accordance with its terms and applicable laws; or

•                                          be materially adverse to the capitalization, assets (including intangible assets), liabilities, business, financial condition or results of operations of such party’s and its subsidiaries, taken as a whole, except for the purposes of this bullet point, to the extent that such effect results from:

•                                          changes or conditions affecting economic or capital markets which do not affect such party in a substantially disproportionate manner;

•                                          changes in political conditions which do not affect such party in a substantially disproportionate manner;

•                                          changes or conditions affecting the diagnostic imaging services industry which do not affect such party in a substantially disproportionate manner;

•                                          changes in laws, generally accepted accounting principles, or SEC rules and regulations which do not affect such party in a substantially disproportionate manner;

•                                          the announcement of the merger agreement or the transactions contemplated thereby; or

•                                          changes in the trading volume or trading prices of such party stock, or any failure to meet analysts’ forecasts or projections, but this exclusion will not apply to the underlying cause or causes of such changes or failure.

Conduct of Business Pending the Merger

Radiologix

Under the merger agreement, Radiologix has agreed that prior to the effective time of the merger, subject to certain exceptions, unless Radiologix obtains Primedex’s prior written consent or as necessary to comply with legal requirements, Radiologix will and will cause each Radiologix subsidiary to:

•                                          conduct its operations in all material respects only in the ordinary and usual course of business consistent with past practice, and take no action inconsistent with such practice or the merger agreement;

•                                          use reasonable best efforts to keep available the services of current officers, employees and consultants and to preserve present business relationships;

•                                          have in effect and maintain in all material respects insurance substantially of the kinds and in the amounts as are in effect as of the date of the merger agreement; and

•                                          keep substantially in working condition and good order and repair all material assets and other material properties, normal wear and tear excepted.

In addition, Radiologix has also agreed that until the effective time of the merger, subject to exceptions for actions taken in the ordinary course of business, consistent with past practice or below enumerated dollar thresholds, or with Primedex’s prior written consent, as necessary to comply with legal requirements, or as specified in the merger agreement, Radiologix will and will cause Radiologix subsidiaries to comply with specific restrictions relating to, among others:

•                                          acquiring any business, corporation, partnership, association or any business organization or division thereof;

•                                          the sale, lease, license or other disposition of any assets;

•                                          amending Radiologix’s or Radiologix’s subsidiaries’ articles of incorporation or amended and restated by-laws or similar organizational documents;

•                                          other than dividends from any wholly-owned subsidiary of Radiologix to its parent, declaring, setting aside or paying any dividend or other distribution with respect to any shares of Radiologix or Radiologix subsidiary capital stock, or purchasing, redeeming or otherwise acquiring any shares of Radiologix or Radiologix subsidiary capital stock, other equity securities or other ownership interests;

•                                          splitting, combining or reclassifying any outstanding shares of Radiologix or Radiologix subsidiary capital stock;

•                                          issuing or agreeing to the issuance of options, warrants or rights to acquire shares of or securities convertible into any equity interests of Radiologix or Radiologix subsidiaries;

•                                          granting, amending or changing the terms of any option or restricted stock unit, except for granting to newly hired employees up to a total of 100,000 options in the ordinary course of business consistent with past practices, provided that no one person may be granted options to purchase more than 20,000 shares of Radiologix common stock;

•                                          taking any action with respect to the grant of any severance or termination pay to, increasing the compensation, bonus, severance or other benefits of, executing any employment or deferred compensation agreement with, or paying any benefit not required by any existing agreement or employee benefit plan to any current or former director, executive officer or employee;

•                                          amending Radiologix’s benefit plans or agreements or adopting new plans or agreements, including severance agreements;

•                                          hiring any person as an executive officer or entering into, amending or extending the term of, any employment agreement with any officer or employee, consultant or independent contractor;

•                                          entering into any collective bargaining agreement;

•                                          making any material election, changing in any material respect any accounting method, or taking other actions with respect to tax matters;

•                                          commencing, settling, compromising or resolving any legal proceeding, unless compelled by final non-appealable court order or other binding order of a governmental entity;

•                                          incurring indebtedness or modifying the terms of any existing indebtedness greater than $100,000, except for letters of credit relating to currently existing insurance programs up to $1 million;

•                                          assuming or becoming responsible for the obligations of, or making any loans, advances, capital contributions to, or investments in, any individual or entity, other than Radiologix subsidiaries or joint venture partners of the subsidiaries;

•                                          creating any material encumbrance on any material asset, except pursuant to the terms of any existing encumbrance;

•                                          paying or discharging any claims or liabilities other than the payment in the ordinary course of business consistent with past practices of claims or liabilities that were reflected on the Radiologix December 31, 2005 balance sheet or that were incurred after the date of that balance sheet in the ordinary course of business;

•                                          writing off any accounts or notes receivable in excess of $100,000 in the aggregate except for the write off of patient accounts;

•                                          making any capital expenditures in excess of $30,000,000 in the aggregate between January 1, 2006 and March 31, 2007; provided that all capital expenditures up to $30,000,000 between such dates shall be made in the ordinary course of business and in accordance with the capital budget;

•                                          making any loans or advances (other than routine travel advances and sales commission draws to employees consistent with past practice) to, or any investments in or capital contributions to, any person (including any officer, director or employee of Radiologix), or forgiving or discharging any outstanding loans or advances; or otherwise modifying any loan previously granted;

•                                          entering into any agreement that limits Radiologix or its subsidiaries, or that would after the effective time of the merger limit Primedex or its subsidiaries, from engaging or competing in any line of business or any geographic area, or which provides “most favored party” rights;

•                                          terminating, amending or waiving any provision of a confidentiality or standstill agreement, or upon notice of a material breach, failing to enforce the provisions of such agreement;

•                                          entering into or modifying any agreement the effect of which would be to grant to a third party any actual or potential right or license of any Radiologix intellectual property other than non-exclusive licenses in the ordinary course of business in connection with sales to customers;

•                                          amending or terminating any material contract or entering into any other material contract;

•                                          materially changing warranties or indemnification rights of customers in a manner that is adverse to Radiologix or its subsidiaries;

•                                          knowingly taking or agreeing to commit to take any action that would materially impair the ability of Radiologix, Primedex, Merger Sub or Radiologix stockholders to complete the merger or would make any representation or warranty contained in the merger agreement inaccurate in any material respect at the effective date of the merger; or

•                                          committing or agreeing to take any of the actions described in the previous bullet points.

Before the effective time of the merger, Radiologix will exercise complete control and supervision of its operations, consistent with the terms and conditions of the merger agreement.

Radiologix has also agreed to other customary covenants, including providing Primedex and its representatives access at reasonable times to Radiologix’s officers, employees, agents, properties, offices and other facilities, as well as to Radiologix’s books and records. Radiologix has also agreed to promptly furnish information concerning Radiologix’s business, properties, contracts, assets, liabilities, taxes, personnel, internal financial statement and other aspects of Primedex’s business. Primedex’s access rights are subject to its obligations under its existing confidentiality agreement with Radiologix.

Primedex

Under the merger agreement, Primedex has agreed that prior to the effective time of the merger, subject to exceptions, or as necessary to comply with legal requirements, Primedex will and will cause each Primedex subsidiary to:

•                                          conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice and in accordance with its contractual obligations, and take no action inconsistent with such practice or the merger agreement, including with respect to Primedex’s senior credit facility, except to the extent that failure to do so would not have a material adverse effect on Primedex; and

•                                          forbear to amend Primedex’s senior credit facility in a manner that is adverse to Primedex without the prior consent of Radiologix (which consent will not be unreasonably withheld).

Limitation on Considering Other Acquisition Proposals

Radiologix has agreed that it will not, and will not permit any of its subsidiaries to, and will use all reasonable efforts to ensure that Radiologix or its subsidiaries’ directors, officers, employees, affiliates, accountants, consultants, legal counsel, advisors, investment bankers, brokers, agents and other representatives do not, directly or indirectly:

•                                          solicit, initiate, seek, entertain, encourage, facilitate, support or induce any acquisition proposal or the making of any inquiry or proposal that could reasonably be expected to lead to an acquisition proposal;

•                                          enter into, participate in, maintain or continue any communications or negotiations regarding, or furnish to any person any non-public information in response to or in connection with, any acquisition proposal;

•                                          agree to, accept, approve, endorse or recommend any acquisition proposal;

•                                          enter into any letter of intent or any other contract relating to any acquisition proposal;

•                                          submit any acquisition proposal to the vote of Radiologix stockholders;

•                                          withhold, withdraw or modify, in a manner adverse to Primedex, the approval of the Radiologix board of directors of the merger agreement; or

•                                          take any action or position that is inconsistent with, or withdraw or modify, in a manner adverse to Primedex, the unanimous recommendation of the board that Radiologix stockholders vote in favor of the adoption of the merger agreement.

An “acquisition proposal” means any agreement, offer, proposal or indication of interest (other than from Primedex) relating to, or involving: the acquisition by any person or group of more than a 10% interest in Radiologix’s total outstanding voting securities or more than a 5% interest in the total outstanding voting securities of any material company subsidiary or any tender or exchange offer that would result in any person beneficially owning 10% or more of Radiologix’s total outstanding voting securities or more than a 5% interest in the total outstanding voting securities of any material company subsidiary; any merger or other business combination involving Radiologix or its subsidiaries; or any sale, lease, mortgage, exchange, license, acquisition, transfer, pledge or disposition of 10% or more of Radiologix’s consolidated assets.

At any time prior to obtaining stockholder approval, subject to restrictions, the Radiologix board of directors may nevertheless in response to an acquisition proposal that the Radiologix board of directors concludes in good faith (after consultation with outside legal and financial advisors) is, or is reasonably likely to become, a superior offer:

•                                          enter into discussions with the person making the acquisition proposal, and

•                                          furnish to the person making the acquisition proposal information with respect to Radiologix and its subsidiaries pursuant to a confidentiality agreement which contains terms that are at least as restrictive as the terms of the confidentiality agreement that Radiologix and Primedex have executed in connection with the merger and provided that Radiologix furnishes Primedex with the same information it has furnished to the person making the acquisition proposal prior to or at the same time as the information is furnished to the person making the acquisition proposal.

However, in each case:

•                                          neither Radiologix, its subsidiaries, nor any of Radiologix’s or its subsidiaries’ directors, officers, employees, affiliates, accountants, consultants, legal counsel, advisors, investment bankers, brokers, agents and other representatives will have violated the restrictions on considering other acquisition proposals set forth in the merger agreement and summarized in the preceding bullet points;

•                                          the Radiologix board of directors must first conclude in good faith, after consultation with outside legal counsel, that such action is reasonably required for the Radiologix board to comply with its fiduciary obligations to Radiologix stockholders; and

•                                          Radiologix must first notify Primedex in writing of the identity of the person making such acquisition proposal, the material terms and conditions of such acquisition proposal, and Radiologix’s intention to take actions in response to such acquisition proposal.

A “superior offer” means an unsolicited, bona fide written offer made by a third party for the acquisition by any person or group of more than a 50% interest in total outstanding Radiologix voting securities or any tender or exchange offer that would result in any person beneficially owning 50% or more of Radiologix’s total outstanding voting securities; any merger or other business combination involving Radiologix or its subsidiaries; or any sale, lease, transfer, pledge or disposition of 50% or more of its consolidated assets, on terms that the Radiologix board of directors has in good faith concluded (after consultation with outside legal counsel and financial advisor) to be more favorable, from a financial point of view, to Radiologix stockholders than the terms of the merger agreement and is reasonably capable of being consummated.

Radiologix has agreed to advise Primedex within twenty-four hours of the receipt of any acquisition proposal, any inquiry or offer that contemplates an acquisition proposal, any other notice that any person is considering making an acquisition proposal, or any request for non-public information that could reasonably be expected to lead to an acquisition proposal:

•                                          of the material terms and conditions of such acquisition proposal, inquiry or request, and

•                                          the identity of the person making any such acquisition proposal, inquiry or request.

Nothing in the merger agreement prevents the Radiologix board of directors from withholding or modifying its unanimous recommendation to Radiologix stockholders in favor of adoption of the merger agreement, or terminating the merger agreement simultaneously with the payment of a termination fee to Primedex in the amount of $3 million plus up to $1 million for incurrence by Primedex of expenses in connection with the transactions contemplated by the merger agreement, if: Radiologix stockholders’ approval of the merger has not yet been obtained; Radiologix has not violated any of the restrictions on considering other acquisition proposals set forth in the merger agreement and summarized in the preceding paragraphs; a superior offer is made to Radiologix and is not withdrawn; Radiologix has promptly provided written notice to Primedex of the superior offer and the Radiologix board of directors’ intent to change its recommendation or to terminate the merger agreement; Primedex has not, within 5 business days after receipt of the written notice of a superior offer, made an offer to Radiologix that the Radiologix board of directors concludes in its good faith judgment after consultation with a financial advisor of national standing to be at least as favorable to Radiologix stockholders as such superior offer; and the Radiologix board of directors has concluded in good faith, after consultation with legal counsel, that, in light of such superior offer and any offer made by Primedex, it is required to withhold or modify such recommendation, or to terminate the merger agreement and pay to Primedex a termination fee in the amount of $3 million plus up to $1 million for incurrence by Primedex of expenses in connection with the transactions contemplated by the merger agreement, to comply with its fiduciary obligations to Radiologix stockholders under applicable legal requirements.

Conditions to the Closing of the Merger

Primedex and Radiologix are not obligated to effect the merger unless the following conditions are satisfied or waived:

•                                          the merger agreement is adopted by Primedex and Radiologix stockholders at the stockholder meetings of the companies;

•                                          the shares of Primedex common stock issuable to Radiologix stockholders pursuant to the merger agreement are authorized for listing on the Over-The-Counter Bulletin Board;

•                                          no governmental entity has obtained, enacted, issued, promulgated or enforced any statute, rule, regulation, executive order, decree, judgment, injunction, arbitration award, finding or other order (whether temporary, preliminary or permanent), in any case that is in effect and prevents or prohibits consummation of the merger;

•                                          any applicable waiting periods, together with any extensions thereof, under the HSR Act and other applicable antitrust laws required to consummate the merger shall have expired or been terminated;

•                                          this joint proxy statement/prospectus has become effective under the Securities Act of 1933, as amended and there are no stop orders or proceedings initiated or threatened to suspend this joint proxy statement/prospectus; and

•                                          there is no pending or threatened action, suit, proceeding, claim, arbitration or investigation in which any governmental entity is a party wherein an unfavorable injunction, judgment, order, decree, charge or ruling would:

•                                          prevent, restrain or otherwise interfere with the consummation of the merger;

•                                          adversely affect the right or powers of Primedex to own, operate or control Radiologix or any portion of the business or assets of Radiologix or Primedex; and

•                                          no such injunction, judgment or ruling is in effect.

Primedex and Merger Sub are not obligated to effect the merger unless the following additional conditions are satisfied or waived:

•                                          the representations and warranties made by Radiologix in the merger agreement related to Radiologix’s organization, capitalization, authority to enter into the merger agreement and complete the merger, and its receipt of necessary consents and governmental approvals are true and correct in all material respects as of the date of the merger agreement and as of the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date);

•                                          Radiologix’s remaining representations and warranties in the merger agreement and in any certificate or other writing delivered by Radiologix pursuant to the merger agreement, in each case disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect, are true and correct as of the date of the merger agreement and as of the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not have a material adverse effect on Radiologix;

•                                          Radiologix has performed or complied in all material respects with all agreements and covenants required by the merger agreement to be performed or complied with by Radiologix on or prior to the effective time of the merger;

•                                          there has not occurred any material adverse effect with respect to Radiologix;

•                                          Radiologix has obtained the consent or approval of each person or entity whose consent or approval is required under any contract to which Radiologix or any of its subsidiaries is a party, except where the failure to obtain any consent or approval would not have a material adverse effect on Radiologix;

•                                          Radiologix has obtained and delivered to Primedex all consents, waivers and approvals required under all material real property and equipment leases to which Radiologix or any of its subsidiaries is a party, except where the failure to obtain any consent or approval would not have a material adverse effect on Radiologix;

•                                          Radiologix has obtained all permits, authorizations, consents, and approvals required on its part to perform its obligations under and consummate the merger agreement, except where the failure to obtain such permits authorizations, consents and approval would not have a material adverse effect on Radiologix;

•                                          Radiologix has delivered to Primedex a certificate, signed by Radiologix’s chief executive officer and dated as of the closing date, to the effect that the conditions set forth in the merger agreement have been satisfied;

•                                          Primedex has consummated the financing described in the commitment letter from GE Commercial Finance Healthcare Financial Services dated June 27, 2006 with respect to a financing in the amount of $405 million;

•                                          holders of no more than 10% of outstanding Radiologix common shares entitled to appraisal of their shares have properly demanded appraisal of their shares in accordance with applicable law;

•                                          holders of no more than 10% of outstanding Primedex common shares have exercised or retain the unexpired right to exercise dissenters’ rights (or similar rights of dissent) in respect of the merger available under applicable law;

•                                          Primedex has received all permits and approvals necessary under state securities laws to consummate the merger;

•                                          Radiologix has cash (not including restricted cash) on its balance sheet of at least $32.6 million as of the closing date; and

•                                          Primedex has received an affiliates letter from each of Radiologix’s directors and officers identified as an affiliate of Radiologix within the meaning of Rule 145 promulgated under the Securities Act of 1933.

Radiologix is not obligated to effect the merger unless the following additional conditions are satisfied or waived:

•                                          Primedex’s and Merger Sub’s representations and warranties in the merger agreement related to Primedex’s and Merger Sub’s organization, capitalization, authority to enter into the merger agreement, necessary consents and governmental approvals are true and correct in all material respects as of the date of the merger agreement and as of the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date);

•                                          Primedex’s and Merger Sub’s remaining representations and warranties in the merger agreement and in any certificate or other writing delivered by Primedex or Merger Sub pursuant to the merger agreement, in each case disregarding all qualifications and exceptions contained therein relating to materiality or material adverse effect on Primedex, are true and correct as of the date of the merger agreement and as of the effective time of the merger (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not have a material adverse effect on Primedex;

•                                          Primedex has performed or complied with all agreements and covenants required by the merger agreement to be performed or complied with by Primedex on or prior to the effective time of the merger, except where the failure to perform or comply with agreements and covenants required by the merger agreement has not had and would not have a material adverse effect on Primedex;

•                                          there has not occurred any material adverse effect with respect to Primedex; and

•                                          Primedex has delivered to Radiologix a certificate, signed by an authorized officer of Primedex and dated as of the closing date, to the effect that the conditions set forth in the merger agreement have been satisfied.

Termination of the Merger Agreement

Primedex and Radiologix can terminate the merger agreement before the effective date of the merger under certain circumstances, including:

•                                          by mutual written consent of Primedex and Radiologix;

•                                          by either Primedex or Radiologix, if the merger has not been completed before April 30, 2007, provided that such date may be extended by Primedex or Radiologix up to and including May 31, 2007 if all conditions to effect the merger other than one or more of certain regulatory conditions have been or are capable of being satisfied at the time of such extension, and the regulatory conditions have been or are reasonably capable of being satisfied on or prior to May 31, 2007;

•                                          by either Primedex or Radiologix, if any governmental entity has issued any statute, rule, regulation, executive order, decree, judgment, injunction, arbitration award, finding or other order (whether temporary, preliminary or permanent), that is in effect and that prevents or prohibits consummation of the merger;

•                                          by either Primedex or Radiologix, if Radiologix stockholders do not adopt the merger agreement at the special meeting and, in the case of a termination by Radiologix, the failure to obtain stockholder approval is not the result of Radiologix’s violation of the merger agreement. If, at the time of such termination, Primedex was entitled to terminate pursuant to the following bullet, termination by Radiologix as a result of Radiologix stockholders’ non-adoption of the merger agreement is effective only if Radiologix fulfills any obligations Radiologix may have to pay a termination fee of $3 million to Primedex and to reimburse Primedex for up to $1 million for its fees and expenses incurred in connection with the transactions contemplated by the merger agreement;

•                                          by Primedex, if prior to the receipt of Radiologix stockholder approval:

•                                          Radiologix’s board of directors withdraws, withholds, amends or modifies in a manner adverse to Primedex its recommendation to Radiologix’s stockholders in favor of adoption of the merger agreement;

•                                          Radiologix fails to include such recommendation in this proxy statement;

•                                          Radiologix’s board of directors approves or publicly recommends to its stockholders any other acquisition proposal;

•                                          Radiologix enters into any letter of intent or other contract for any other acquisition proposal;

•                                          Radiologix breaches any of its covenants relating to its obligation to hold the stockholder meeting, its board of directors’ obligation to recommend the adoption of the merger agreement or its obligation not to solicit other acquisition proposals; or

•                                          Radiologix’s board of directors fails to make a statement recommending the rejection of a tender or exchange offer not made by Primedex or any of its affiliates for Radiologix common stock within 10 business days after such tender or exchange offer is first published or given.

•                                          by either Primedex or Radiologix, if Primedex stockholders do not adopt the merger agreement at the annual meeting and, in the case of a termination by Primedex, the failure to obtain stockholder approval is not the result of Primedex’s violation of the merger agreement.

•                                          by Primedex, if there is a material adverse effect with respect to Radiologix or if any of Radiologix’s covenants, agreements, representations or warranties are breached and not cured within 20 business days and, as a result of Radiologix’s breach or misrepresentation, the conditions to closing would not be satisfied;

•                                          by Radiologix, if there is a material adverse effect with respect to Primedex, RadNet or Merger Sub or if any of the covenants, agreements, representations or warranties of Primedex or Merger Sub is breached and not cured within 20 business days and, as a result, the conditions to closing would not be satisfied; and

•                                          by Radiologix, if prior to the receipt of Radiologix stockholder approval:

•                                          Radiologix has not violated any of the covenants with respect to considering other acquisition proposals, and

•                                          a superior offer is made to Radiologix and is not withdrawn, and

•                                          Radiologix has promptly provided written notice to Primedex advising Primedex that Radiologix has received a superior offer and intends to change the recommendation of its board of directors with respect to the merger or to terminate the merger agreement and the manner and timing in which Radiologix intends to do so, and

•                                          Primedex has not, within five days after receipt of the notice of superior offer, made an offer that Radiologix’s board of directors determines in its good faith judgment (after consultation with a financial advisor) to be at least as favorable to Radiologix stockholders as such superior offer, and

•                                          Radiologix’s board of directors concludes in good faith, after consultation with its outside legal counsel, that, in light of such superior offer and any offer made by Primedex within five days after receipt of the notice of superior offer, the Radiologix board is required to withdraw or modify its recommendation to Radiologix stockholders to vote in favor of the merger, or to terminate the merger agreement and pay to Primedex a termination fee of $3 million plus up to $1 million for fees and expenses incurred by Primedex in connection with the transactions contemplated by the merger agreement, to comply with its fiduciary obligations to Radiologix stockholders under applicable law.

Termination Fees and Expenses

The merger agreement provides that Primedex will pay to Radiologix the sum of the fees and expenses Radiologix incurred in connection with the transactions contemplated by the merger agreement, in an amount up to $1 million, if the merger agreement is terminated by Radiologix under either of the following circumstances:

•                                          any of Primedex’s, RadNet’s or Merger Sub’s representations or warranties set forth in the merger agreement have become untrue or incorrect, Primedex, RadNet or Merger Sub has not cured the misrepresentation within 20 business days after written notice of the misrepresentation, and the misrepresentation would cause conditions to the closing of the merger not to be satisfied; or

•                                          Primedex, RadNet or Merger Sub has breached any of its covenants or agreements set forth in the merger agreement, has not cured the breach within 20 business days after written notice of the breach and the breach would cause conditions to the closing of the merger not to be satisfied.

The merger agreement provides that Radiologix will pay to Primedex the sum of the fees and expenses Primedex incurred in connection with the transactions contemplated by the merger agreement, in an amount up to $1 million, if the merger agreement is terminated under the following circumstances:

•                                          by either Primedex or Radiologix, if Radiologix stockholders do not adopt the merger agreement at the annual meeting of Radiologix stockholders and an alternative acquisition proposal is publicly announced at any time after the date of the merger agreement and before the vote on the merger agreement at the annual meeting;

•                                          by Primedex, if prior to the receipt of Radiologix stockholder approval:

•                                          Radiologix’s board of directors withdraws, withholds, amends or modifies in a manner adverse to Primedex its recommendation to Radiologix stockholders in favor of adoption of the merger agreement;

•                                          Radiologix fails to include such recommendation in this proxy statement;

•                                          Radiologix’s board of directors approves or recommends to Radiologix stockholders any other acquisition proposal;

•                                          Radiologix enters into any letter of intent or other contract for any other acquisition proposal;

•                                          Radiologix breaches any of its covenants with respect to its obligation to hold the stockholder meeting, its board of director’s obligation to recommend to Radiologix stockholders the adoption of the merger agreement, or Radiologix’s obligation not to solicit other acquisition proposals; or

•                                          Radiologix’s board of directors fails to make a statement recommending the rejection of a tender or exchange offer not made by Primedex or any of its affiliates for Radiologix common stock within 10 business days after such tender or exchange offer is first published or given;

•                                          by Primedex, if:

•                                          any of Radiologix’s representations or warranties set forth in the merger agreement have become untrue or incorrect, Radiologix has not cured the misrepresentation within 20 business days after written notice of the misrepresentation, and the misrepresentation would cause conditions to the closing of the merger not to be satisfied; or

•                                          Radiologix has breached any of its covenants or agreements set forth in the merger agreement, has not cured the breach within 20 business days after written notice of the breach and the breach would cause conditions to the closing of the merger not to be satisfied;

•                                          by Radiologix, if prior to the receipt of Radiologix stockholder approval:

•                                          Radiologix has not violated any of the covenants with respect to considering other acquisition proposals, and

•                                          a superior offer is made to Radiologix and is not withdrawn, and

•                                          Radiologix has promptly provided written notice to Primedex advising Primedex that Radiologix has received a superior offer and intends to change the recommendation of its board of directors with respect to the merger or to terminate the merger agreement and the manner and timing in which it intends to do so, and

•                                          Primedex has not, within five days after receipt of the notice of superior offer, made an offer that Radiologix’s board of directors determines in its good faith judgment (after consultation with a financial advisor) to be at least as favorable to Radiologix stockholders as such superior offer, and

•                                          Radiologix’s board of directors concludes in good faith, after consultation with its outside legal counsel, that, in light of such superior offer and any offer made by Primedex within five days after receipt of the notice of superior offer, the Radiologix board is required to withdraw or modify its recommendation to Radiologix stockholders to vote in favor of the merger, or to terminate the merger agreement and pay to Primedex a termination fee of $3 million and reimburse Primedex up to $1 million of its expenses, to comply with its fiduciary obligations to Radiologix’s stockholders under applicable law.

In addition to payment of Primedex’s expenses, Radiologix must pay Primedex a termination fee of $3 million if the merger agreement is terminated:

•                                          by Primedex, if prior to the receipt of Radiologix stockholder approval:

•                                          the Radiologix board of directors withdraws, withholds, amends or modifies in a manner adverse to Primedex its recommendation to Radiologix stockholders in favor of adoption of the merger agreement;

•                                          Radiologix fails to include such recommendation in this proxy statement;

•                                          the Radiologix board of directors approves or recommends to Radiologix stockholders any other acquisition proposal;

•                                          Radiologix enters into any letter of intent or other contract for any other acquisition proposal;

•                                          Radiologix breaches any of its covenants with respect to its obligation to hold the stockholder meeting, its board of director’s obligation to recommend to Radiologix stockholders the adoption of the merger agreement, or Radiologix’s obligation not to solicit other acquisition proposals; or

•                                          Radiologix’s board of directors fails to make a statement recommending the rejection of a tender or exchange offer not made by Primedex or any of its affiliates for Radiologix common stock within 10 business days after such tender or exchange offer is first published or given;

•                                          by Radiologix, if its stockholders do not adopt the merger agreement at the special meeting, and if at such time Primedex was entitled to terminate pursuant to any of the circumstances described in the immediately preceding bullet points;

•                                          by Radiologix or Primedex, if Radiologix stockholders do not adopt the merger as a result of Radiologix’s breach of the merger agreement, and an alternative acquisition proposal has been publicly announced at any time after the date of the merger agreement and before the vote on the merger agreement at the annual meeting, and Radiologix enters into an alternative acquisition transaction involving at least 50% of its stock or assets within twelve months after the termination of the merger agreement.

•                                          by Radiologix, if prior to the receipt of Radiologix stockholder approval:

•                                          Radiologix has not violated any of the covenants with respect to considering other acquisition proposals, and

•                                          a superior offer is made to Radiologix and is not withdrawn, and

•                                          Radiologix has promptly provided written notice to Primedex advising Primedex that Radiologix has received a superior offer and intends to change the recommendation of its board of directors with respect to the merger or to terminate the merger agreement and the manner and timing in which it intends to do so, and

•                                          Primedex has not, within five days after receipt of the notice of superior offer, made an offer that Radiologix’s board of directors determines in its good faith judgment (after consultation with a financial advisor) to be at least as favorable to Radiologix stockholders as such superior offer, and

•                                          Radiologix’s board of directors concludes in good faith, after consultation with its outside legal counsel, that, in light of such superior offer and any offer made by Primedex within five days after receipt of the notice of superior offer, the Radiologix board is required to withdraw or modify its recommendation to Radiologix stockholders to vote in favor of the merger, or to terminate the merger agreement and pay to Primedex a termination fee of $3 million and reimburse Primedex up to $1 million of its expenses, to comply with its fiduciary obligations to Radiologix’s stockholders under applicable law.

Indemnification and Insurance for Radiologix’s Directors and Officers

Primedex will assume, and will cause the surviving corporation of the merger to fulfill, Radiologix’s obligations pursuant to any indemnification agreements between Radiologix and its directors and officers and any indemnification and advancement provisions under Radiologix’s certificate of incorporation or amended and restated by-laws as in effect on the date of the merger agreement. The certificate of incorporation and by-laws of the surviving corporation will contain provisions with respect to indemnification and advancement that are at least as favorable to the indemnified parties as those contained in Radiologix’s certificate of incorporation and amended and restated by-laws as in effect on the date of the merger agreement. Such provisions will not be amended, repealed or otherwise modified for a period of six years from the effective time of the merger in any manner that would adversely affect the rights of the indemnified parties, unless such modification is required by applicable law.

For six years after the effective time of the merger, Primedex will cause to be maintained directors’ and officers’ liability insurance in respect of acts or omissions occurring prior to the effective time of the merger covering each individual who at the date of the merger agreement was an indemnified party covered by Radiologix’s directors’ and officers’ liability insurance, on terms with respect to coverage and amounts no less favorable than those of such policy in effect on the date of the merger agreement; provided, however, that neither Primedex nor the surviving corporation be required to expend more than the amount per year equal to 200% of the current annual premiums paid by Radiologix for directors’ and officers’ liability insurance to maintain or procure directors’ and officers’ liability insurance coverage. If the amount of the annual premiums necessary to maintain or procure directors’ and officers’ liability insurance coverage exceeds 200% of Radiologix’s current annual premiums, Primedex and surviving corporation will procure and maintain for six years after the effective time of the merger as much coverage as reasonably practicable for the amount per year equal to 200% of current annual premiums paid by Radiologix for directors’ and officers’ liability insurance. Primedex will have the right to cause coverage to be extended under Radiologix’s directors’ and officers’ liability insurance by obtaining a six year “tail” policy on terms and conditions no less advantageous than Radiologix’s existing directors’ and officers’ liability insurance.

Extension, Waiver and Amendment of the Merger Agreement

Primedex and Radiologix may amend the merger agreement at any time prior to the effective time of the merger. However, after stockholder adoption of the merger agreement has been obtained, no amendment may be made without further stockholder approval that, by law or in accordance with the rules of any relevant stock exchange, requires further approval by the stockholders of either Primedex or Radiologix.

At any time prior to the effective time of the merger, either Primedex or Radiologix may extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties of the other party, and waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

COMPARISON OF RIGHTS OF STOCKHOLDERS

As a result of the merger, holders of Radiologix common stock will become holders of Primedex common stock. See “The Merger —Merger Consideration” beginning on page 2. The rights of holders of Primedex common stock are governed by applicable New York law, California law, and the provisions of Primedex’s certificate of incorporation and bylaws.

The following is a summary of the material differences between the rights of Primedex stockholders and Radiologix stockholders. The rights of stockholders of Radiologix and Primedex are governed by Delaware law, on the one hand, and New York and California law, on the other hand, as well as their respective certificates of incorporation and bylaws, as more specifically set forth in this summary.

This summary is not intended to be a complete discussion of the material differences between the rights of stockholders of Primedex and Radiologix and is qualified in its entirety by reference to the applicable governing corporate instruments (including the certificates of incorporation and bylaws) and applicable law. Radiologix stockholders should carefully read this entire document and the documents referred to in this summary for a more complete understanding of the differences between the rights of holders of Primedex common stock and the rights of holders of Radiologix common stock. Differences in the rights of holders of Primedex capital stock and Radiologix capital stock arise primarily from differences in their respective certificates of incorporation and bylaws and from differences in the applicable law of incorporation of the relevant company. Additionally, Primedex’s stockholders may have different rights by virtue of Section 2115 of the California General Corporation Law, which applies certain provisions of its corporate law to corporations incorporated in other states with a significant nexus in California. Under Section 2115, the specified California law is to be applied with respect to the foreign corporation “to the exclusion” of the law of the jurisdiction in which the foreign company is incorporated whenever there is a conflict. Section 2115 does not apply to a “listed” corporation, which is defined under California law as a corporation with (1) outstanding securities listed on the New York or American Stock Exchange or (2) a class of securities designated as a national market security on NASDAQ. Upon completion of the merger, holders of Radiologix capital stock will become holders of Primedex capital stock and their rights will be governed by New York law, the certificate of incorporation and bylaws of Primedex, as well as certain provisions of California law if and to the extent Section 2115 applies. The following discussion summarizes material differences between the rights of Primedex stockholders and Radiologix stockholders under the certificates of incorporation and bylaws of Primedex and of Radiologix.

Because this summary does not provide a complete description of these documents, all Radiologix stockholders are urged to carefully read the relevant provisions of Delaware, New York and California law, as well as the certificates of incorporation and bylaws of both Primedex and Radiologix. Copies of the certificates of incorporation and bylaws of Radiologix and Primedex will be sent to Primedex and Radiologix stockholders upon request. See “Where You Can Find More Information” for more information beginning on page   .

Authorized Capital Stock

Primedex

Primedex’s certificate of incorporation authorizes it to issue up to 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

Radiologix

Radiologix’s certificate of incorporation authorizes it to issue up to 50,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share.

Voting Rights

Primedex

Under Primedex’s certificate of incorporation and bylaws, the holders of common stock shall be entitled to vote at all meetings of the stockholders and shall be entitled to cast one vote for each share of stock held by them respectively and registered in their respective names on the books of Primedex as of the record date fixed by the Primedex board of directors. Series A stockholders are not entitled to vote on any matter, except as may be otherwise required by law.

Although New York law does not require approval of the surviving or acquiring entity or its parent entity in connection with the merger, under California law, applicable to Primedex under Section 2115 of the California General Corporation Law, stockholder approval is required for reorganizations where stockholders of the parent entity immediately prior to the reorganization will own immediately after the reorganization equity securities constituting less than five sixths of the voting power of the surviving or acquiring corporation or its parent entity.

Radiologix

Under Radiologix’s certificate of incorporation, the holders of common stock shall be entitled to vote at all meetings of the stockholders and shall be entitled to cast one vote for each share of stock held by them respectively and registered in their respective names on the books of Radiologix at the close of business on the record date fixed by Radiologix’s board of directors.

Cumulative Voting

Primedex

Primedex’s certificate of incorporation does not provide for cumulative voting; however, Primedex is currently subject to Section 2115 of the California General Corporation Law. California law states that the right to vote cumulatively is mandatory and cannot be taken away by a provision of the certificate of incorporation. As such, under California law, Primedex’s stockholders may exercise cumulative voting rights with respect to the election of directors. This means that each holder of common stock will be entitled, for each share held, to the number of votes equal to the number of directors to be elected. Each stockholder may give one candidate, who has been nominated prior to voting, all the votes such stockholder is entitled to cast or may distribute such votes among as many such candidates as such stockholder chooses.

Radiologix

Radiologix’s certificate of incorporation does not provide for cumulative voting, and holders of Radiologix’s common stock do not have cumulative voting rights in connection with the election of directors.

Stockholders Meetings

Annual and Special Meetings

Primedex. Primedex’s bylaws provide that annual meetings shall be held within five months after the close of the fiscal year of Primedex, or such other date as the board of directors shall determine in its discretion. Primedex’s bylaws provide that special meetings may be called by the board of directors or the president, and shall be called by the president or secretary at the written request of the holders of at least 10% of the shares then outstanding and entitled to vote thereat. All stockholder meetings are to be held at the principal office of Primedex, or at such other place as shall be designated in the notice or waiver of notice of such meeting.

Radiologix. Radiologix’s bylaws provide that annual meetings may be held at such place as shall be designated on an annual basis by the board of directors and stated in the notice of meeting. Radiologix’s certificate of incorporation and bylaws provide that special meetings shall be called by: (1) the president; or (2) the secretary, at the request in writing of the president, a majority of the members of the board of directors, or the holders of at least 20% of the shares then outstanding and entitled to vote.

Quorum

Primedex. Primedex’s bylaws provide that at all stockholders meetings a quorum shall consist of stockholders, in person or by proxy, holding of record a majority of the total number of the then issued and outstanding shares entitled to vote.

Radiologix. Radiologix’s bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to be voted thereat, present in person or by proxy, shall constitute a quorum.

Notice of Stockholder Meetings

Primedex. Primedex’s bylaws provide that written notice of every meeting of the stockholders, stating the place, date, and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called and that such notice is being issued by or at the direction of the person or persons calling the meeting, will be given not less than 10 nor more than 50 calendar days before the date of the meeting to each stockholder of record entitled to vote at such meeting. If, at any meeting, action is proposed to be taken that would entitle stockholders to receive payment for their shares pursuant to the New York Business Corporation Law, or NYBCL, the notice of such meeting must include a statement to that purpose and to that effect and shall be accompanied by a copy of Section 623 of the NYBCL or an outline of its material terms.

Radiologix. Radiologix’s bylaws provide that written notice of the date, time and place of each annual and special meeting of the stockholders shall be mailed not less than 10 nor more than 60 days previous to the date of such meeting, postage prepaid, to each stockholder of record entitled to vote thereat, at such address as shall appear on Radiologix’s books.

Notice of Stockholder Proposals

Primedex. Neither Primedex’s bylaws nor the NYBCL expressly provides for notice in connection with stockholder proposals.

Radiologix. Radiologix’s bylaws provide that only such business shall be conducted at a meeting of the stockholders as shall be properly brought before such meeting. To be properly brought before an annual meeting, business must be: (1) specified in the notice of the meeting given by or at the direction of the Radiologix board of directors; (2) otherwise properly brought before the meeting by or at the direction of the Radiologix board of directors or (3) otherwise properly brought before the meeting by a Radiologix stockholder. For business to be properly brought before a meeting by a stockholder, timely notice in writing must be given to the secretary. To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal place of business not less than 30 days nor more than 60 days before the meeting; provided, however, that in the event that less than 40 days notice or prior public disclosure of the date of the meeting is given to stockholders, notice by the stockholder must be received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed. No business shall be conducted at a meeting unless properly brought before such meeting in accordance with the above procedures.

Radiologix’s bylaws provide that, to be in proper form, stockholder notices must contain for each matter:

•                  a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

•                  the name and address as they appear on the corporation’s books of the stockholder proposing such business;

•                  the class and number of shares beneficially owned by the stockholder; and

•                  any material interest of the stockholder in such business.

Proxy

Primedex. Primedex’s bylaws provide that each stockholder entitled to vote or to express consent or dissent without a meeting, may do so by proxy, provided that the instrument authorizing such proxy shall have been executed in writing by the stockholder himself or herself, or by his or her attorney-in-fact duly authorized in writing. No proxy shall be valid after the expiration of eleven months from the date of its execution, unless the persons executing it shall have specified therein the length of time it is to continue in force. Such instrument must be exhibited to the Secretary of Primedex at the meeting and shall be filed with the records of Primedex.

Radiologix. Radiologix’s bylaws provide that each stockholder shall at every meeting of the stockholders be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder. No proxy shall be valid after three years from its date, unless the proxy provides for a longer period. Each proxy shall be revocable unless it expressly provides that it is irrevocable and unless it is coupled with an interest sufficient in law to support an irrevocable power.

Actions by Written Consent

Under New York law, any action by stockholders to be taken at a meeting of stockholders may be taken without a meeting if written consents stating the action to be taken are signed by the holders of all outstanding shares entitled to vote, or, if the certificate of incorporation so permits, by the holders of outstanding shares having not less than the minimum number of votes required to authorize such action at a meeting at which all shares entitled to vote were present and voted. Under Delaware law, unless the certificate of incorporation provides otherwise, any action by stockholders to be taken at a meeting of stockholders may be taken without a meeting if written consents stating the action to be taken are signed by stockholders having not less than the minimum number of votes necessary to take that action at a meeting at which all shares entitled to vote were present and voted.

Primedex. Primedex’s bylaws allow actions to be taken by unanimous written consent of its stockholders.

Radiologix. Radiologix’s certificate of incorporation does not specifically allow or prohibit actions to be taken by written consent of the stockholders in lieu of a meeting.

Matters Relating to the Board of Directors

Number

Primedex. Primedex’s bylaws provide for at least three but no more than seven directors unless otherwise determined by a vote of a majority of the entire board of directors. The bylaws also provide that the number of directors shall in no event be less than three, unless all of the outstanding shares are owned beneficially and of record by less than three stockholders, in which event the number of directors shall not be less than the number of stockholders. Primedex’s board of directors currently consists of five directors. The members of the board of directors of Primedex are elected by a majority of the votes cast at a meeting of stockholders, by the holders of shares entitled to vote in the election.

Radiologix. Radiologix’s bylaws provide that the number of directors shall be fixed from time to time by resolution of the board of directors or by the stockholders at an annual meeting; provided that the number of directors shall be not less than four nor more than nine. Radiologix’s board of directors currently consists of seven directors. Radiologix’s board members are elected by plurality voting, meaning that the director nominees receiving the greatest number of votes are elected.

Quorum

Primedex. Primedex’s bylaws provide that a majority of the entire board of directors shall constitute a quorum.

Radiologix. Radiologix’s bylaws provide that a majority of directors then in office shall constitute a quorum.

Classification of Directors

Primedex. Under the NYBCL and Primedex’s bylaws, members of the board of directors will be elected by a majority vote at the annual meeting for a term of one year. Primedex’s board of directors is not classified by class or otherwise elected for staggered terms.

Radiologix. Under Radiologix’s certificate of incorporation, the members of the board of directors are elected by a plurality vote at the annual meeting for a term of one year. Radiologix’s board of directors is not classified by class or otherwise elected for staggered terms.

Removal of Directors

Primedex. Primedex’s bylaws provide that any director may be removed with or without cause at any time by the stockholders at a special meeting of the stockholders called for that purpose, and may be removed for cause by action of the board. Moreover, under the California General Corporation Law, applicable to Primedex under Section 2115, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote; however, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. A corporation’s board of directors may not remove a director unless such director has been declared of unsound mind by an order of a court or otherwise convicted of a felony. A vacancy created by a removal of a director may be filled only by the approval of stockholders. California law also provides that the superior court may, upon suit of the stockholders holding at least ten percent of the number of outstanding shares of any class, remove from office any director who engages in fraudulent or dishonest acts or gross abuse of authority or discretion with reference to the corporation and may bar from reelection any director so removed for a period prescribed by the court.

Radiologix. Neither Radiologix’s certificate of incorporation, nor its bylaws specifies the permitted reasons or procedure to remove directors. As such, under applicable Delaware law, any director or the entire board of directors may be removed by the holders of a majority of shares then entitled to vote at an election of directors.

Vacancies of the Board

Primedex. Primedex’s bylaws provide that any vacancy in the board of directors shall be filled for the unexpired portion of the term by a majority vote of the remaining directors, though less than a quorum, at any regular meeting or special meeting of the board called for that purpose.

Radiologix. Radiologix’s bylaws provide that vacancies and newly-created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen shall serve for the remainder of the term of the vacated directorships being filled and until their successors are duly elected and qualified, unless sooner displaced.

Preemptive Rights

Primedex

Under the NYBCL, with respect to a corporation formed under New York law prior to February 22, 1998, in the case of a proposed issuance by the corporation of, or the proposed granting by the corporation of rights or options to purchase, its equity shares or any shares or other securities convertible into or carrying rights or options to purchase such shares, stockholders of the corporations have preemptive rights to purchase such shares, unless the certificate of incorporation provides otherwise. Primedex’s certificate of incorporation expressly eliminates preemptive rights to its shareholders.

Radiologix

Radiologix’s certificate of incorporation does not grant any preemptive rights.

Dividends

Primedex

Primedex’s bylaws provide that dividends may be declared and paid out of any funds, shares or property available therefor, as often and in such amounts and at such time as the board of directors may determine. However, under California law, no distributions to a corporation’s stockholders may be made unless: (i) the amount of the retained earnings of the corporation immediately prior to the distribution equals or exceeds the amount of the proposed distribution; (ii) immediately after the distribution, the sum of the assets of the corporation (excluding certain items) is at least equal to 1¼ times its liabilities; and the current assets of the corporation is at least equal to its current liabilities, or if the average of the earnings of the corporation before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the interest expense of the corporation for those fiscal years, at least equal to 1¼ times its current liabilities. California law generally provides that a corporation may acquire its own shares, with the payment for such shares being subject to the same restrictions as dividend payments.

Radiologix

Radiologix’s bylaws provide that dividends may be declared by the board at any duly called regular or special meeting. Under applicable Delaware law, dividends may be paid out of a corporation’s surplus or out of its net profits for the fiscal year in which the dividend is declared and/or the previous year.

Limitation of Personal Liability of Directors

Primedex

New York law provides that directors of a corporation who vote for or concur in any of the following corporate actions shall be jointly and severally liable to the corporation for the benefit of its creditors or stockholders, to the extent of any injury suffered by such persons, respectively, as a result of such action: (1) the declaration of any dividend or other distribution to the extent that it is contrary to the provisions of Section 510 of the NYBCL relating to the declaration of dividends; (2) the purchase of the shares of the corporation to the extent that it is contrary to the provisions of Section 513 of the NYBCL relating to the purchase or redemption by a corporation of its own shares; (3) the distribution of assets to stockholders after dissolution of the corporation without paying or adequately providing for all known liabilities of the corporation, excluding any claims not filed by creditors within the time limit set in a notice given to creditors under the provisions of Articles 10 or 11 of the NYBCL relating to corporation dissolution; and (4) the making of any loan contrary to the provisions of Section 714 of the NYBCL relating to loans made to directors.

Primedex’s bylaws provide that no director may be liable in any way by reason of the fact that any one or more of the directors of Primedex is or are interested in, or is a director or officer, or are directors or officers of a corporation with which Primedex has entered into a contract or transaction; provided that such facts are disclosed to the board of Primedex. The bylaws also provide that any director, personally and individually, may be a party to or be interested in any contract or transaction of Primedex, and no director shall be liable in any way by reason of such interest; provided further that the fact of such interest be disclosed to the board; and provided that the board shall authorize, approve, or ratify such contract or transaction, notwithstanding the presence of the interested director at the meeting at which such action is taken.

Radiologix

Radiologix’s certificate of incorporation provides that no director will be personally liable for monetary damages for any breach of fiduciary duty as a director, except (i) for any breach of the director’s duty of loyalty to Radiologix or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL relating to unlawful dividend payments, stock purchases or redemptions or (iv) for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

Primedex

Primedex’s bylaws provide that, subject to the NYBCL, Primedex may indemnify any person made a party to an action by or in the right of Primedex to procure a judgment in its favor by reason of the fact that he, his testator or intestate, is or was a director or officer of Primedex, against the reasonable expenses, including attorneys’ fees, actually and necessarily incurred by him in connection with the defense of such action, or in connection with an appeal therein, except in relation to matters as to which such director or officer is adjudged to have breached his duty to Primedex, as such duty is defined in Section 717 of the NYBCL. Subject to the conditions and qualifications set forth in the NYBCL, Primedex may also indemnify any person, made, or threatened to be made, a party to an action or proceeding other than one by or in the right of Primedex to procure a judgment in its favor, whether civil or criminal, including an action by or in the right of any other corporation, domestic or foreign, which he served in any capacity at the request of the corporation by reason of the fact that he, his testator or intestate was a director or officer of the corporation or served it in any capacity against judgments, fines, amounts paid in settlement, and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interest of Primedex, and in criminal actions or proceedings, in addition had no reasonable cause to believe his conduct was unlawful.

Radiologix

Radiologix’s certificate of incorporation provides that the corporation shall, to the broadest and maximum extent permitted by Delaware law, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director or officer of Radiologix, or is or was serving at the request of Radiologix as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action, suit or proceeding. In addition, Radiologix shall, to the greatest extent permitted by Delaware law, pay to such person any and all expenses incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he or she is not entitled to be indemnified by Radiologix under its certificate of incorporation. Radiologix shall not indemnify any such person with respect to any of the following matters:  (1) remuneration paid to such person if it shall be determined by a final judgment or other final adjudication that such remuneration was in violation of the law; (2) any accounting of profits made from the purchase or sale of Radiologix’s securities within the meaning of Section 16(b) of the Securities Exchange Act of 1934; (3) actions brought about or contributed to by the dishonesty of such person, if a final judgment or other final adjudication adverse to such person establishes that acts of active and deliberate dishonesty were committed or attempted by such person with actual dishonest purpose and intent and were material to the adjudication; (4) actions based on or attributable to such person having gained any personal profit or advantage to which he or she was not entitled, in the event that a final judgment or other final adjudication adverse to such person establishes that such person in fact gained such personal profit or other advantage to which he or she was not entitled; or (5) any matter in respect of which a final decision by a court with competent jurisdiction shall determine that indemnification is unlawful.

Anti-Takeover Matters

Rights Plans

Neither Primedex nor Radiologix has a stockholder rights plan.

Certain Business Combination Restrictions

Section 912 of the NYBCL protects publicly traded New York corporations, such as Primedex, from hostile takeovers and from actions following the takeover, by prohibiting certain kinds of business combinations for a designated period once an acquirer has gained significant holdings in the corporation. A corporation may elect not to be governed by Section 912 of the NYBCL. In addition, Section 513(c) of the NYBCL prevents a corporation which is subject to Section 912 of the NYBCL from purchasing more than 10% of the corporation’s stock from a shareholder at a price greater than the market value of the stock unless the purchase is approved by the affirmative vote of the board of directors and a majority of all of the outstanding shares.

Section 203 of the DGCL protects publicly-traded Delaware corporations, such as Radiologix, from hostile takeovers, and from actions following the takeover, by prohibiting some transactions once an acquirer has gained a significant holding in the corporation. A corporation may elect not to be governed by Section 203 of the DGCL.

Primedex. Neither Primedex’s certificate of incorporation nor its bylaws contain anti-takeover provisions, nor do they contain the election not to be governed by Section 912 of the NYBCL. Therefore, Primedex is governed by Section 912 of the NYBCL.

Radiologix. Radiologix’s certificate of incorporation specifies that Radiologix elects to be governed by Section 203 of the DGCL. However, Radiologix’s board of directors has expressly approved the merger agreement and the transactions contemplated by the merger agreement, including the merger. As such, the restrictions on business combinations set forth in Section 203 of the DGCL do not apply to the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Vote on Certain Fundamental Issues

Primedex. Neither Primedex’s certificate of incorporation nor its bylaws includes a provision specifically addressing special voting procedures. As such, Primedex is governed by the voting requirements of Section 912 of the NYBCL.

Radiologix. Radiologix’s certificate of incorporation specifies that Radiologix elects to be governed by Section 203 of the DGCL.

Amendments to Constituent Documents

The NYBCL provides that an amendment or change of the certificate of incorporation may be authorized by a vote of the board of directors, followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of stockholders; provided, however, that, whenever the certificate of incorporation requires action by the board of directors, by the holders of any class or series of shares, or by the holders of any other securities having voting power by the vote of a greater number or proportion than is required by the NYBCL, the provision of the certificate of incorporation requiring such greater vote shall not be altered, amended, or repealed except by such greater vote; and provided further that an amendment to the certificate of incorporation for the purpose of reducing the requisite vote by the holders of any class or series of shares or by the holders of any other securities having voting power that is otherwise provided for in the NYBCL that would otherwise require more than a majority of the votes of all outstanding shares entitled to vote thereon shall not be adopted except by the vote of such holders of class or series of shares or by such holders of such other securities having voting power that is at least equal to that which would be required to take the action provided under the NYBCL. The NYBCL also provides that the following changes may be made pursuant to authorization of the board alone: (1) to specify or change the location of the corporation’s office; (2) to specify or change the address to which the secretary of state shall mail a copy of any process against the corporation served upon him or her; (3) to make, revoke or change the designation of a registered agent, or to specify or change the address of its registered agent.

Delaware law provides that an amendment to a corporation’s certificate of incorporation requires that the board of directors adopt a resolution setting forth the proposed amendment and that a majority of the voting power of the then outstanding capital stock of the corporation approve the amendment.

Primedex

Primedex’s certificate of incorporation does not specify a process for amendment of the certificate. Therefore, the provisions of the NYBCL regarding amendment of the certificate govern. Primedex’s bylaws provide that they may be altered or repealed and new bylaws made by a majority vote of the stockholders entitled to vote in the election of directors, or by the board of directors, except that the board shall have no power to change the quorum for meetings of stockholders or the board of directors, or to change any provisions of the bylaws with respect to the removal of directors or the filling of vacancies in the board resulting from the removal by the stockholders.

Radiologix

Radiologix’s amended and restated certificate of incorporation provides that Radiologix may amend, alter, change or repeal any provision in the certificate of incorporation in the manner provided by statute. The amended and restated certificate also provides that a majority of the board may adopt, amend or repeal Radiologix’s bylaws, except any by-law that expressly provides that it cannot be altered, amended or repealed by the board. Radiologix’s bylaws state that if the power to adopt, amend or repeal the bylaws is conferred upon the board in the certificate of incorporation, it shall not divest or limit the power of the stockholders to adopt, amend or repeal the bylaws.

INFORMATION ABOUT PRIMEDEX

Business

General

Primedex is a New York corporation. Primedex and its predecessors have been providing diagnostic imaging services in the state of California since October 31, 1985. Imaging services include magnetic resonance imaging, or MRI, computed tomography, or CT, positron emission tomography, or PET, nuclear medicine, mammography, ultrasound, diagnostic radiology, or X-ray, and fluoroscopy.

Primedex operates a group of regional networks comprised of 61 fixed-site, freestanding outpatient diagnostic imaging facilities in California. Primedex has strategically organized its facilities into regional networks in markets that have both high-density and expanding populations, as well as attractive payor diversity.

All of Primedex’s facilities employ state-of-the-art equipment and technology in modern, patient-friendly settings. Many of Primedex’s facilities within a particular region are interconnected and integrated through advanced information technology systems. Thirty four of Primedex’s facilities are multi-modality sites, offering various combinations of MRI, CT, PET, nuclear medicine, mammography, ultrasound, X-ray and fluoroscopy. Twenty-three of Primedex’s facilities are single-modality sites, offering either X-ray or MRI. Consistent with Primedex’s regional network strategy, Primedex locates its single-modality facilities near multi-modality sites to help accommodate overflow in targeted demographic areas.

Primedex provides all of the equipment as well as all non-medical operational, management, financial and administrative services necessary to provide diagnostic imaging services. Primedex gives its facility managers authority to run Primedex’s facilities to meet the demands of local market conditions, while Primedex’s corporate structure provides economies of scale, corporate training programs, standardized policies and procedures and sharing of best practices across Primedex’s networks. Each of Primedex’s facility managers is responsible for meeting Primedex’s standards of patient service, managing relationships with local physicians and payors and maintaining profitability.

Howard G. Berger, M.D. is Primedex’s President and Chief Executive Officer, chair of Primedex’s Board of Directors and owns approximately 30% of Primedex’s outstanding common stock. Dr. Berger also owns, indirectly, 99% of the equity interests in Beverly Radiology Medical Group III, or BRMG. BRMG provides all of the professional medical services at 46 of Primedex’s facilities under a management agreement with Primedex, and contracts with various other independent physicians and physician groups to provide the professional medical services at most of Primedex’s other facilities. Primedex obtains professional medical services from BRMG, rather than provide such services directly or through subsidiaries, in order to comply with California’s prohibition against the corporate practice of medicine. However, as a result of Primedex’s close relationship with Dr. Berger and BRMG, Primedex believes that Primedex is able to better ensure that medical service is provided at Primedex’s facilities in a manner consistent with Primedex’s needs and expectations and those of Primedex’s referring physicians, patients and payors than if Primedex obtained these services from unaffiliated physician groups.

Primedex derives substantially all of its revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at its facilities. For the year ended October 31, 2005, Primedex performed 958,414 diagnostic imaging procedures and generated net revenue from continuing operations of $145.6 million.

The following table illustrates Primedex’s work performed over the five-year period ended October 31, 2005:

	Year Ended October 31,
	2001	2002	2003	2004	2005
Total number of MRI, CT and PET systems*	52	60	63	68	68
Total number of procedures performed	690,484	877,574	947,032	946,928	958,414

* All properties. Excludes discontinued operation.

Primedex’s executive offices are located at 1510 Cotner Avenue, Los Angeles, CA 90025, telephone number: (310) 478-7808.

Business Strategy

Maximizing Performance At Primedex’s Existing Facilities

Primedex intends to enhance its operations and increase scan volume and revenue at its existing facilities by:

•                  establishing new referring physician and payor relationships;

•                  increasing patient referrals through targeted marketing efforts to referring physicians;

•                  adding modalities and increasing imaging capacity through equipment upgrades to existing machinery, additional machinery and relocating machinery to meet the needs of its regional markets;

•                  leveraging its multi-modality offerings to increase the number of high-end procedures performed; and

•                  building upon its capitation arrangements to obtain fee-for-service business.

Focusing On Profitable Contracting

Primedex regularly evaluates its contracts with third-party payors and radiology groups, as well as its equipment and real property leases, to determine how Primedex may improve the terms to increase its revenues and reduce its expenses. Because many of its contracts have one-year terms, Primedex can regularly renegotiate these contracts, if necessary. Primedex believes its position as a leading provider of diagnostic imaging services in California, its experience and knowledge of the various geographic markets in California, and the benefits offered by its regional networks enable Primedex to obtain more favorable contract terms than would be available to smaller or less experienced organizations.

Expanding MRI and CT Applications

Primedex intends to continue to use expanding MRI and CT applications as they become commercially available. Most of these applications can be performed by its existing MRI and CT systems with upgrades to software and hardware. By way of example, in January 2005, Primedex placed into service a new piece of equipment which functions in conjunction with the MRI and utilizes focused ultrasound as a completely non-invasive procedure to treat symptomatic uterine fibroids. The equipment costing $750,000 received FDA approval in late October 2004 and Primedex is the first organization in the Western United States to acquire the equipment. Primedex also intends to introduce applications that will decrease scan and image-reading time to increase its productivity.

Optimizing Operating Efficiencies

Primedex intends to maximize its equipment utilization by adding, upgrading and re-deploying equipment where Primedex experiences excess demand. Primedex will continue to trim excess operating and general and administrative costs where it is feasible to do so, including consolidating, divesting or closing under-performing facilities to reduce operating costs and improve operating income. Primedex also may continue to use, where appropriate, high-trained radiology physician assistants to perform, under appropriate supervision of radiologists, basic services traditionally performed by radiologists. Primedex will continue to upgrade its advanced information technology system to create cost reductions for its facilities in areas such as image storage, support personnel and financial management.

Expanding Primedex’s Networks

Primedex intends to expand its networks of facilities through new developments and acquisitions, such as the Merger, using a disciplined approach for evaluating and entering new areas, including consideration of whether Primedex has adequate financial resources to expand. Primedex performs extensive due diligence before developing a new facility or acquiring an existing facility, including surveying local referral sources and radiologists, as well as examining the demographics, reimbursement environment, competitive landscape and intrinsic demand of the geographic market. Primedex generally will only enter new markets where:

•                  there is sufficient patient demand for outpatient diagnostic imaging services;

•                  Primedex believes Primedex can gain significant market share;

•                  Primedex can build key referral relationships or Primedex has already established such relationships; and

•                  payors are receptive to its entry into the market.

Primedex’s Services

Primedex offers the following services: MRI, CT, PET, nuclear medicine, X-ray, ultrasound, mammography and fluoroscopy. Primedex’s facilities provide standardized services, regardless of location, to ensure patients, physicians and payors consistency in service and quality. Primedex monitors its level of service, including patient satisfaction, timeliness of services to patients and reports to physicians.

The key features of its services include:

•                  patient-friendly, non-clinical environments;

•                  a 24-hour turnaround on routine examinations;

•                  interpretations within one to two hours, if needed;

•                  flexible patient scheduling, including same-day appointments;

•                  extended operating hours, including weekends;

•                  reports delivered via courier, fax or email;

•                  availability of second opinions and consultations;

•                  availability of sub-specialty interpretations at no additional charge;

•                  standardized fee schedules by region; and

•                  fees that are more competitive than hospital fees.

Radiology Professionals

In California, a lay person or any entity other than a professional corporation is not allowed to practice medicine, including by employing professional persons or by having any ownership interest or profit participation in or control over any medical professional practice. This doctrine is commonly referred to as the prohibition on the “corporate practice” of medicine. In order to comply with this prohibition, Primedex contracts directly or through BRMG, with radiologists to provide professional medical services in its facilities, including the supervision and interpretation of diagnostic imaging procedures. The radiology practice maintains full control over the physicians it employs. Pursuant to each management contract, Primedex makes available the imaging facility and all of the furniture and medical equipment at the facility for use by the radiology practice, and the practice is responsible for staffing the facility with qualified professional medical personnel. In addition, Primedex provides management services and administration of the non-medical functions relating to the professional medical practice at the facility, including among other functions, provision of clerical and administrative personnel, bookkeeping and accounting services, billing and collection, provision of medical and office supplies, secretarial, reception and transcription services, maintenance of medical records, and advertising, marketing and promotional activities. As compensation for the services furnished under contracts with radiologists, Primedex receives an agreed percentage of the medical practice billings for, or collections from, services provided at the facility, typically varying between 79% to 84% of net revenue or collections.

At 46 of its facilities, BRMG is its contracted radiology group. At October 31, 2005, BRMG employed approximately 48 full-time and 9 part-time radiologists. At the balance of its facilities Primedex contracts, directly or through BRMG, with other radiology groups to provide the professional medical services. Two imaging facilities previously owned by Burbank Advanced Imaging Center LLC and Rancho Bernardo Advanced Imaging Center LLC were charged a fee, for its services as manager of the limited liability companies, of 10% of the collected revenue of each company after deduction of the professional fees. In addition, as a member owning 75% of the equity interests of those limited liability companies, Primedex was entitled to 75% of income after a deduction of all expenses, including amounts paid for medical services and medical supervision. In the fourth quarter of fiscal 2004, Primedex purchased the interest Primedex did not own in both centers.

Under its management agreement with BRMG, BRMG pays Primedex, as compensation for the use of its facilities and equipment and for its services, a percentage of the amounts collected for the professional services it renders. The percentage is adjusted annually, if necessary, to ensure that the parties receive the fair value for the services they render.

The following are the other principal terms of its management agreement with BRMG:

•                  The agreement expires on January 1, 2014. However, the agreement automatically renews for consecutive 10-year periods, unless either party delivers a notice of non-renewal to the other party no later than six months prior to the scheduled expiration date. In addition, either party may terminate the agreement if the other party defaults under its obligations, after notice and an opportunity to cure, and Primedex may terminate the agreement if Dr. Berger no longer owns at least 60% of the equity of BRMG.

•                  At its expense, BRMG employs or contracts with an adequate number of physicians necessary to provide all professional medical services at all of its facilities.

•                  At its expense, Primedex provides all furniture, furnishings and medical equipment located at the facilities and Primedex manages and administers all non-medical functions at, and provides all nurses and other non-physician personnel required for the operation of, the facilities.

•                  If BRMG wants to open a new facility, Primedex has the right of first refusal to provide the space and services for the facility under the same terms and conditions set forth in the management agreement.

•                  If Primedex wants to open a new facility, BRMG must use its best efforts to provide medical personnel under the same terms and conditions set forth in the management agreement. If BRMG cannot provide such personnel, Primedex has the right to contract with other physicians to provide services at the facility.

BRMG must maintain medical malpractice insurance for each of its physicians with coverage limits not less than $1 million per incident and $3 million in the aggregate per year. BRMG also has agreed to indemnify Primedex for any losses Primedex suffers that arise out of the acts or omissions of BRMG and its employees, contractors and agents.

Payors

Primedex derives substantially all of its revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at its facilities. These fees are paid by a diverse mix of payors, as illustrated for the year ended October 31, 2005 by the following table:

Payor Type	Percentage of Net Revenue
Insurance (1)	41%
Managed Care Capitated Payors	26%
Medicare/Medi-Cal	18%
Other (2)	11%
Workers Compensation/Personal Injury	4%

(1)  Includes Blue Cross/Blue Shield, which represented 15% of its net revenue for the year ended October 31, 2005.

(2)  Includes co-payments, direct patient payments and payments through contracts with physician groups and other non-insurance company payors.

With the exception of Blue Cross/Blue Shield and government payors, no single payor accounted for more than 5% of its net revenue for the year ended October 31, 2005.

Primedex has described below the types of reimbursement arrangements Primedex has, directly or indirectly, including through BRMG, with third-party payors.

Insurance

Generally, insurance companies reimburse Primedex, directly or indirectly, including through BRMG, on the basis of agreed upon rates. These rates are on average approximately the same as the rates set forth in the Medicare Fee Schedule for the particular service. The patients are generally not responsible for any amount above the insurance allowable amount.

Managed Care Capitation Agreements

Under these agreements, which are between BRMG and the payor, typically an independent physicians group or other medical group, the payor pays a pre-determined amount per-member per-month in exchange for BRMG providing all necessary covered services to the managed care members included in the agreement. These contracts pass much of the financial risk of providing outpatient diagnostic imaging services, including the risk of over-use, from the payor to BRMG and, as a result of its management agreement with BRMG, to Primedex.

Primedex believes that through its comprehensive utilization management, or UM, program Primedex has become highly skilled at assessing and moderating the risks associated with the capitation agreements, so that these agreements are profitable for Primedex. Primedex’s UM program is managed by its UM department, which consists of administrative and nursing staff as well as BRMG medical staff who are actively involved with referring physicians and payor management in both prospective and retrospective review programs. Primedex’s UM program includes the following features, all of which are designed to manage its costs while ensuring that patients receive appropriate care:

•                  Physician Education – At the inception of a new capitation agreement, Primedex provides the new referring physicians with binders of educational material comprised of proprietary information that Primedex has prepared and third-party information Primedex has compiled, which are designed to address diagnostic strategies for common diseases. Primedex distributes additional material according to the referral practices of the group as determined in the retrospective analysis described below.

•                  Prospective Review – Referring physicians are required to submit authorization requests for non-emergency high-intensity services: MRI, CT, special procedures and nuclear medicine studies. The UM medical staff, according to accepted practice guidelines, considers the necessity and appropriateness of each request. Notification is then sent to the imaging facility, referring physician and medical group. Appeals for cases not approved are directed to Primedex. The capitated payor has the final authority to uphold or deny its recommendation.

•                  Retrospective Review – Primedex collects and sorts encounter activity by payor, place of service, referring physician, exam type and date of service. The data is then presented in quantitative and analytical form to facilitate understanding of utilization activity and to provide a comparison between fee-for-service and Medicare equivalents. Primedex’s Medical Director prepares a quarterly report for each payor and referring physician, which Primedex sends to them. When Primedex finds that a referring physician is over-utilizing services, Primedex work with the physician to modify referral patterns.

Medicare/Medi-Cal

Medicare is the national health insurance program for people age 65 or older and people under age 65 with certain disabilities. Medi-Cal is the California health insurance program for qualifying low income persons. Medicare and Medi-Cal reimburse Primedex, directly or indirectly, including through BRMG, in accordance with the Medicare Fee Schedule, which is a schedule of rates applicable to particular services and annually adjusted upwards or downwards, typically, within a 4-8% range. Medicare patients are not responsible for any amount above the Medicare allowable amount. Medi-Cal patients are not responsible for any unreimbursed portion.

Contracts With Physician Groups and Other Non-Insurance Company Payors

These payors reimburse Primedex, directly or indirectly, on the basis of agreed upon rates. These rates are typically set at 70-80% of the rates set forth in the Medicare Fee Schedule for the particular service. However, Primedex often agrees to a specified rate for MRI and CT procedures that is not tied to the Medicare Fee Schedule. The patients are generally not responsible for the unreimbursed portion.

Facilities

Through its wholly-owned subsidiaries, Primedex operates 61 fixed-site, freestanding outpatient diagnostic imaging facilities in California. Primedex leases the premises at which these facilities are located, with the exception of two facilities located in buildings Primedex owns. Primedex leases the land on which both of those buildings are located.

Primedex’s facilities are located in regional networks that Primedex refers to as regions. Thirty-four of its facilities are multi-modality sites, offering various combinations of MRI, CT, PET, nuclear medicine, ultrasound, X-ray and fluoroscopy services. Twenty-three of its facilities are single-modality sites, offering either X-ray or MRI services. Consistent with its regional network strategy, Primedex locates its single-modality facilities near multi-modality facilities, to help accommodate overflow in targeted demographic areas.

The following table sets forth the number of its facilities for each year during the five-year period ended October 31, 2005:

	Year Ended October 31,
	2001	2002	2003	2004	2005
Total facilities owned or managed (at beginning of year)	42	46	58	55	56
Facilities added by:
Acquisition	3	1	—	—	—
Internal development	4	11	3	4	1
Facilities closed or sold	(3)	—	(6)	(3)	—
Total facilities owned (at year-end)	46	58	55	56	57

Diagnostic Imaging Equipment

The following table indicates, as of December 31, 2005, the quantity of principal diagnostic equipment available at Primedex’s facilities, by region:

		Open			Mammo-	Ultra-		Nuclear
	MRI	MRI	CT	PET/CT	graphy	sound	X-ray	Medicine	Total
Beverly Hills	4	1	2	1	3	4	3	1	19
Ventura	2	2	1	2	5	9	15	2	38
San Fernando Valley	3	3	3	1	2	6	7	1	26
Antelope Valley	1	1	1	—	1	1	2	1	8
Central California	3	3	5	—	5	10	12	2	40
Northern California	1	2	2	—	—	—	1	—	6
Orange	2	1	1	1	3	7	4	1	20
Long Beach	1	—	1	—	3	4	7	1	17
Northern San Diego	—	1	1	—	—	—	1	—	3
Palm Springs	1	1	2	—	2	7	7	1	21
Inland Empire	5	1	4	1	8	12	12	3	46
Total	23	16	23	6	32	60	71	13	244

The average age of Primedex’s MRI and CT units is less than six years, and the average age of its PET units is less than four years. The useful life of the MRI, CT and PET units is typically ten years.

Information Technology

The corporate headquarters and substantially all of Primedex’s facilities are interconnected through a state-of-the-art information technology system. This system, which is compliant with the Health Insurance Portability and Accountability Act of 1996, is comprised of a number of integrated applications, provides a single operating platform for billing and collections, electronic medical records, practice management and image management.

This technology has created cost reductions for the facilities in areas such as image storage, support personnel and financial management and has further allowed Primedex to optimize the productivity of all aspects of our business by enabling Primedex to:

•             capture all necessary patient demographic, history and billing information at point-of-service;

•             automatically generate bills and electronically file claims with third-party payors;

•             record and store diagnostic report images in digital format;

•             digitally transmit on a real time basis diagnostic images from one location to another, thus enabling networked radiologists to cover larger geographic markets by using the specialized training of other networked radiologists;

•             perform claims, rejection and collection analysis; and

•             perform sophisticated financial analysis, such as analyzing cost and profitability, volume, charges, current activity and patient case mix, with respect to each of our managed care contracts.

Currently diagnostic reports and images are accessible via the Internet to referring providers. Primedex has worked with some of the larger medical groups with whom it has contracts to provide this form of access.

Employees

At July 31, 2006, Primedex had a total of 992 full-time, 65 part-time and 120 per-diem employees. These numbers do not include the 48 full-time and 9 part-time radiologists or the 288 full-time, 40 part-time and 161 per-diem technologists.

Primedex employs a site manager who is responsible for overseeing day-to-day and routine operations at each facility, including staffing, modality and schedule coordination, referring physician and patient relations and purchasing of materials. In turn, Primedex’s 8 regional managers and directors are responsible for oversight of the operations of all facilities within their region, including sales, marketing and contracting. The regional managers and directors, along with Primedex’s directors of contracting, marketing, facilities, management/purchasing and human resources report to the chief operating officer.

None of Primedex’s employees are subject to a collective bargaining agreement.

Marketing

Primedex’s marketing team consists of one director of marketing, five territory sales managers and eighteen customer service representatives, one of which is part-time, employs a multi-pronged approach to marketing:

Physician Marketing

Each customer service representative is responsible for marketing activity on behalf of one or more facilities. The representatives act as a liaison between the facility and referring physicians, holding meetings periodically and on an as-needed basis with them and their staff to present educational programs on new applications and uses of our systems and to address particular patient service issues that have arisen. In Primedex’s experience, consistent hands-on contact with a referring physician and his or her staff generates goodwill and increases referrals. The representatives also continually seek to establish referral relationships with new physicians and physician groups. In addition to a base salary and a car allowance, each representative receives a quarterly bonus if the facility or facilities on behalf of which he or she markets meets specified net revenue goals for the quarter.

Payor Marketing

Primedex’s marketing team regularly meets with managed care organizations and insurance companies to solicit contracts and meet with existing contracting payors to solidify those relationships. The comprehensiveness of the services, the geographic location of the facilities and the reputation of the physicians with whom it contracts all serve as tools for obtaining new or repeat business from payors.

Sports Marketing Program

Primedex has a sports marketing program designed to increase public profile. It provides X-ray equipment and a technician for all of the games of the Los Angeles Lakers, Clippers, Kings, Avengers and Sparks held at the Staples Center in Los Angeles, Anaheim Ducks games held at the Arrowhead Pond in Anaheim, and University of Southern California football games held in Los Angeles. In exchange for this service, Primedex receives an advertisement in each team program throughout the season. In addition, Primedex has a close relationship with the physicians for some of these teams.

Suppliers

Historically, Primedex has acquired almost all of its diagnostic imaging equipment from GE Medical Systems, Inc., and purchases medical supplies from various national vendors. Primedex believes that it has excellent working relationships with all of its major vendors. However, there are several comparable vendors that would be available if one of the current vendors becomes unavailable.

Primedex acquires its equipment primarily through various financing arrangements directly with an affiliate of General Electric Corporation, or GE, involving the use of capital leases with purchase options at minimal prices at the end of the lease term. At October 31, 2005, capital lease obligations, excluding interest, totaled approximately $62.8 million through 2010, including current installments totaling approximately $58.6 million. If Primedex opens or acquires additional imaging facilities, it may have to incur material capital lease obligations.

Timely, effective maintenance is essential for achieving high utilization rates of Primedex’s imaging equipment. Primedex also has an arrangement with GE Medical Systems under which GE has agreed to be responsible for the maintenance and repair of a majority of Primedex’s equipment for a fee that is based upon a percentage of revenue, subject to a minimum payment. Net revenue is reduced by the provision for bad debt, mobile PET revenue and other professional reading service revenue to obtain adjusted net revenue. The fiscal 2005 annual service fee was the higher of 3.50% of our adjusted net revenue, or $4,970,000. The fiscal 2006 annual service rate will be the higher of 3.62% of our adjusted net revenue, or $5,393,800. For the fiscal years 2007, 2008 and 2009, the annual service fee will be the higher of 3.62% of our adjusted net revenue, or $5,430,000. Primedex believes this framework of basing service costs on usage is an effective and unique method for controlling its overall costs on a facility-by-facility basis.

Competition

The market for diagnostic imaging services in California is highly competitive. Primedex competes principally on the basis of its reputation, its ability to provide multiple modalities at many of its facilities, the location of its facilities and the quality of its diagnostic imaging services. Primedex competes locally with groups of radiologists, established hospitals, clinics and other independent organizations that own and operate imaging equipment. Primedex’s major national competitors include Alliance Imaging, Inc., HealthSouth Corporation and Insight Health Services. Some of Primedex’s competitors may now or in the future have access to greater financial resources than does Primedex and may have access to newer, more advanced equipment. In addition, physician practices may elect to establish their own diagnostic imaging facilities within their group practices and compete with Primedex.

Insurance

Primedex maintains insurance policies with coverage that it believes are appropriate in light of the risks attendant to its business and consistent with industry practice. However, adequate liability insurance may not be available to it in the future at acceptable costs or at all. Primedex maintains general liability insurance and professional liability insurance in commercially reasonable amounts. Additionally, Primedex maintains workers’ compensation insurance on all of its employees. Coverage is placed on a statutory basis and responds to California’s requirements.

Pursuant to agreements with physician groups with whom Primedex contracts, including BRMG, each group must maintain medical malpractice insurance for the group, having coverage limits of not less than $1 million per incident and $3 million in the aggregate per year.

California’s medical malpractice cap further reduces Primedex’s exposure. California places a $250,000 limit on non-economic damages for medical malpractice cases. Non-economic damages are defined as compensation for pain, suffering, inconvenience, physical impairment, disfigurement and other non-pecuniary injury. The cap applies whether the case is for injury or death, and it allows only one $250,000 recovery in a wrongful death case. No cap applies to economic damages.

Primedex maintains a $5 million key-man life insurance policy on the life of Dr. Berger. Primedex is the beneficiary under the policy.

Regulation

General

The healthcare industry is highly regulated, and Primedex can give no assurance that the regulatory environment in which Primedex operates will not change significantly in the future. Primedex’s ability to operate profitably will depend in part upon Primedex, and the contracted radiology practices and their affiliated physicians obtaining and maintaining all necessary licenses and other approvals, and operating in compliance with applicable healthcare regulations. Primedex believes that healthcare regulations will continue to change. Therefore, Primedex monitors developments in healthcare law and modifies its operations from time to time as the business and regulatory environment changes. Although Primedex intends to continue to operate in compliance, Primedex cannot ensure that Primedex will be able to adequately modify its operations so as to address changes in the regulatory environment.

Licensing and Certification Laws

Ownership, construction, operation, expansion and acquisition of diagnostic imaging facilities are subject to various federal and state laws, regulations and approvals concerning licensing of facilities and personnel. In addition, free-standing diagnostic imaging facilities that provide services not performed as part of a physician office must meet Medicare requirements to be certified as an independent diagnostic testing facility to bill the Medicare program. Primedex may not be able to receive the required regulatory approvals for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the market for its services.

Corporate Practice of Medicine

In California, a lay person or any entity other than a professional corporation is not allowed to practice medicine, including by employing professional persons or by having any ownership interest or profit participation in or control over any medical professional practice. The laws of the State of California also prohibit a lay person or a non-professional entity from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. Primedex structures its relationships with the radiology practices, including the purchase of diagnostic imaging facilities, in a manner that Primedex believes keeps it from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians or violating the prohibitions against fee-splitting. However, because challenges to these types of arrangements are not required to be reported, Primedex cannot substantiate its belief. There can be no assurance that its present arrangements with BRMG or the physicians providing medical services and medical supervision at its imaging facilities will not be challenged, and, if challenged, that they will not be found to violate the corporate practice prohibition, thus subjecting Primedex to a potential combination of damages, injunction and civil and criminal penalties or require Primedex to restructure its arrangements in a way that would affect the control or quality of its services or change the amounts Primedex receives under its management agreements, or both.

Medicare and Medicaid Fraud and Abuse

Primedex’s revenue is derived through its ownership, operation and management of diagnostic imaging centers and from service fees paid to it by contracted radiology practices. During the year ended October 31, 2005, approximately 18% of its revenue generated at its diagnostic imaging centers was derived from government sponsored healthcare programs (principally Medicare and Medicaid).

Federal law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under the Medicare, Medicaid or other governmental programs or (iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under the Medicare, Medicaid or other governmental programs. Enforcement of this anti-kickback law is a high priority for the federal government, which has substantially increased enforcement resources and is scheduled to continue increasing such resources. The applicability of the anti-kickback law to many business transactions in the healthcare industry has not yet been subject to judicial or regulatory interpretation. Noncompliance with the federal anti-kickback legislation can result in exclusion from the Medicare, Medicaid or other governmental programs and civil and criminal penalties.

Primedex receives fees under its service agreements for management and administrative services, which include contract negotiation and marketing services. Primedex does not believe Primedex is in a position to make or influence referrals of patients or services reimbursed under Medicare or other governmental programs to radiology practices or their affiliated physicians or to receive referrals. However, Primedex may be considered to be in a position to arrange for items or services reimbursable under a federal healthcare program. Because the provisions of the federal anti-kickback statute are broadly worded and have been broadly interpreted by federal courts, it is possible that the government could take the position that Primedex’s arrangements with the contracted radiology practices implicate the federal anti-kickback statute. Violation of the law can result in monetary fines, civil and criminal penalties, and exclusion from participation in federal or state healthcare programs, any of which could have an adverse effect on its business and results of operations. While Primedex’s service agreements with the contracted radiology practices will not meet a safe harbor to the federal anti-kickback statute, failure to meet a safe harbor does not mean that agreements violate the anti-kickback statute. Primedex has sought to structure its agreements to be consistent with fair market value in arm’s length transactions for the nature and amount of management and administrative services rendered. For these reasons, Primedex does not believe that service fees payable to it should be viewed as remuneration for referring or influencing referrals of patients or services covered by such programs as prohibited by statute.

Significant prohibitions against physician referrals have been enacted by Congress. These prohibitions are commonly known as the Stark Law. The Stark Law prohibits a physician from referring Medicare patients to an entity providing designated health services, as defined under the Stark Law, including, without limitation, radiology services, in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. The penalties for violating the Stark Law include a prohibition on payment by these governmental programs and civil penalties of as much as $15,000 for each violative referral and $100,000 for participation in a circumvention scheme. Primedex believes that, although Primedex receives fees under its service agreements for management and administrative services, Primedex is not in a position to make or influence referrals of patients.

On January 4, 2001, the Centers for Medicare and Medicaid Services published final regulations to implement the Stark Law. Under the final regulations, radiology and certain other imaging services and radiation therapy services and supplies are services included in the designated health services subject to the self-referral prohibition. Under the final regulations, such services include the professional and technical components of any diagnostic test or procedure using X-rays, ultrasound or other imaging services, CT, MRI, radiation therapy and diagnostic mammography services (but not screening mammography services). The final regulations, however, exclude from designated health services: (i) X-ray, fluoroscopy or ultrasound procedures that require the insertion of a needle, catheter, tube or probe through the skin or into a body orifice; (ii) radiology procedures that are integral to the performance of, and performed during, nonradiological medical procedures; (iii) nuclear medicine procedures; and (iv) invasive or interventional radiology, because the radiology services in these procedures are merely incidental or secondary to another procedure that the physician has ordered. Beginning January 1, 2007, however, PET and nuclear medicine procedures will be included as designated health services under the Stark Law.

The Stark Law provides that a request by a radiologist for diagnostic radiology services or a request by a radiation oncologist for radiation therapy, if such services are furnished by or under the supervision of such radiologist or radiation oncologist pursuant to a consultation requested by another physician, does not constitute a referral by a referring physician. If such requirements are met, the Stark Law self-referral prohibition would not apply to such services. The effect of the Stark Law on the radiology practices, therefore, will depend on the precise scope of services furnished by each such practice’s radiologists and whether such services derive from consultations or are self-generated. Primedex believes that, other than self-referred patients, all of the services covered by the Stark Law provided by the contracted radiology practices derive from requests for consultations by non-affiliated physicians. Therefore, Primedex believes that the Stark Law is not implicated by the financial relationships between its operations and the contracted radiology practices.

In addition, Primedex believes that Primedex has structured its acquisitions of the assets of existing practices, and Primedex intends to structure any future acquisitions, so as not to violate the anti-kickback and Stark Law and regulations. Specifically, Primedex believes the consideration paid to physicians to acquire the tangible and intangible assets associated with their practices is consistent with fair market value in arm’s length transactions and is not intended to induce the referral of patients. Should any such practice be deemed to constitute an arrangement designed to induce the referral of Medicare or Medicaid patients, then its acquisitions could be viewed as possibly violating anti-kickback and anti-referral laws and regulations. A determination of liability under any such laws could have an adverse effect on its business, financial condition and results of operations.

The federal government embarked on an initiative to audit all Medicare carriers, which are the companies that adjudicate and pay Medicare claims. These audits are expected to intensify governmental scrutiny of individual providers. An unsatisfactory audit of any of its diagnostic imaging facilities or contracted radiology practices could result in any or all of the following: significant repayment obligations, exclusion from the Medicare, Medicaid or other governmental programs, and civil and criminal penalties.

Federal regulatory and law enforcement authorities have recently increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern Primedex’s activities and the activities of the radiology practices. Primedex’s or the radiology practices’ activities may be investigated, claims may be made against it or the radiology practices and these increased enforcement activities may directly or indirectly have an adverse effect on Primedex’s business, financial condition and results of operations.

California Anti-Kickback and Physician Self-Referral Laws

California has adopted a form of anti-kickback law and a form of Stark Law. The scope of these laws and the interpretations of them are enforced by California courts and by regulatory authorities with broad discretion. Generally, California law covers all referrals by all healthcare providers for all healthcare services. A determination of liability under such laws could result in fines and penalties and restrictions on its ability to operate.

Federal False Claims Act

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person who it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The Federal False Claims Act further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual who is an original source of the allegations. The government has taken the position that claims presented in violation of the federal anti-kickback law or Stark Law may be considered a violation of the Federal False Claims Act. Penalties include civil penalties of not less than $5,500 and not more than $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. Primedex believes that Primedex is in compliance with the rules and regulations that apply to the Federal False Claims Act. However, Primedex could be found to have violated rules and regulations resulting in sanctions under the Federal False Claims Act, and if Primedex is so found in violation, any sanctions imposed could result in fines and penalties and restrictions on and exclusion from participation in federal and California healthcare programs that are integral to its business.

Healthcare Reform Initiatives

Healthcare laws and regulations may change significantly in the future. Primedex continuously monitors these developments and modifies its operations from time to time as the regulatory environment changes. Primedex cannot assure you, however, that Primedex will be able to adapt its operations to address new regulations or that new regulations will not adversely affect its business. In addition, although Primedex believes that it is operating in compliance with applicable federal and state laws, neither its current or anticipated business operations nor the operations of the contracted radiology practices has been the subject of judicial or regulatory interpretation. Primedex cannot assure you that a review of its business by courts or regulatory authorities will not result in a determination that could adversely affect its operations or that the healthcare regulatory environment will not change in a way that restricts its operations.

Health Insurance Portability and Accountability Act of 1996

In an effort to combat healthcare fraud, Congress enacted the Health Insurance Portability and Accountability Act of 1996, or HIPAA. HIPAA, among other things, amends existing crimes and criminal penalties for Medicare fraud and enacts new federal healthcare fraud crimes, including actions affecting non-government payors. Under HIPAA, a healthcare benefit program includes any private plan or contract affecting interstate commerce under which any medical benefit, item or service is provided. A person or entity that knowingly and willfully obtains the money or property of any healthcare benefit program by means of false or fraudulent representations in connection with the delivery of healthcare services is subject to a fine or imprisonment, or potentially both. In addition, HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with excluded Medicare or Medicaid program participants if such entities provide services to federal health program beneficiaries. A finding of liability under HIPAA could have a material adverse effect on its business, financial condition and results of operations.

Further, HIPAA requires healthcare providers and their business associates to maintain the privacy and security of individually identifiable health information. HIPAA imposes federal standards for electronic transactions with health plans, for the security of electronic health information and for protecting the privacy of individually identifiable health information. Organizations such as ours were obligated to be compliant with the initial HIPAA regulations by April 14, 2003, and with the electronic data interchange mandates by October 16, 2003. The final security regulations were issued in February 2003 with a compliance date of April 2005. Primedex believes that Primedex is in compliance with the current requirements, but Primedex anticipates that Primedex may encounter costs associated with future compliance. A finding of liability under HIPAA’s privacy or security provisions may also result in criminal and civil penalties, and could have a material adverse effect on its business, financial condition, and results of operations.

Although its electronic systems are HIPAA compatible, consistent with the HIPAA regulations, Primedex cannot guarantee the enforcement agencies or courts will not make interpretations of the HIPAA standards that are inconsistent with ours, or the interpretations of the contracted radiology practices or their affiliated physicians. A finding of liability under the HIPAA standards may result in criminal and civil penalties. Noncompliance also may result in exclusion from participation in government programs, including Medicare and Medicaid. These actions could have a material adverse effect on its business, financial condition, and results of operations.

Compliance Program

Primedex maintains a program to monitor compliance with federal and state laws and regulations applicable to healthcare entities. Primedex has a compliance officer who is charged with implementing and supervising its compliance program, which includes the adoption of (i) Standards of Conduct for its employees and affiliates and (ii) a process that specifies how employees, affiliates and others may report regulatory or ethical concerns to its compliance officer. Primedex believes that its compliance program meets the relevant standards provided by the Office of Inspector General of the Department of Health and Human Services.

An important part of its compliance program consists of conducting periodic audits of various aspects of its operations and that of the contracted radiology practices. Primedex also conducts mandatory educational programs designed to familiarize its employees with the regulatory requirements and specific elements of its compliance program.

U.S. Food and Drug Administration or FDA

The FDA has issued the requisite premarket approval for all of the MRI and CT systems Primedex uses. Primedex does not believe that any further FDA approval is required in connection with the majority of equipment currently in operation or proposed to be operated. Except under regulations issued by the FDA pursuant to the Mammography Quality Standards Act of 1992, where all mammography facilities are required to be accredited by an approved non-profit organization or state agency. Pursuant to the accreditation process, each facility providing mammography services must comply with certain standards including annual inspection.

Compliance with these standards is required to obtain payment for Medicare services and to avoid various sanctions, including monetary penalties, or suspension of certification. Although the Mammography Accreditation Program of the American College of Radiology currently accredits all of its facilities, which provide mammography services, and Primedex anticipates continuing to meet the requirements for accreditation, the withdrawal of such accreditation could result in the revocation of certification. Congress has extended Medicare benefits to include coverage of screening mammography subject to the prescribed quality standards described above. The regulations apply to diagnostic mammography and image quality examination as well as screening mammography.

Radiologist Licensing

The radiologists providing professional medical services at its facilities are subject to licensing and related regulations by the State of California. As a result, Primedex requires BRMG and the other radiology groups with which Primedex contracts to require those radiologists to have and maintain appropriate licensure. Primedex does not believe that such laws and regulations will either prohibit or require licensure approval of its business operations, although no assurances can be made that such laws and regulations will not be interpreted to extend such prohibitions or requirements to its operations.

Deficit Reduction Act of 2005

On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005, referred to as the DRA. The DRA provides that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non-hospital based freestanding facilities will be capped at the lesser of reimbursement under the Medicare Part B physician fee schedule or the Hospital Outpatient Prospective Payment System (HOPPS) schedule.

Currently, the technical component of Radiologix’s and Primedex’s imaging services is reimbursed under the Part B physician fee schedule, which, in most cases, allows for higher reimbursement than under the HOPPS. Under the DRA, Radiologix and Primedex will be reimbursed at the lower of the two schedules, beginning January 1, 2007.

The DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts previously announced by the Centers for Medicare and Medicaid Services (CMS). In November 2005, CMS announced that it will pay 100% of the technical component of the higher priced imaging procedure and 50% of the technical component of each additional imaging procedure for imaging procedures involving contiguous body parts within a family of codes when performed in the same session. Under current methodology, Medicare pays 100% of the technical component of each procedure. CMS had indicated that it would phase in this rate reduction over two years, so that the reduction will be 25% for each additional imaging procedure in 2006 and another 25% in 2007. On August 8, 2006, CMS issued a proposed rule that would eliminate the 25% reduction in 2007.

Primedex and Radiologix believe the implementation of the reimbursement reductions contained in the DRA will have a significant effect on their business, financial condition and results of operations.

Insurance Laws and Regulation

California has adopted laws and regulations affecting risk assumption in the healthcare industry, including those that subject any physician or physician network engaged in risk-based managed care to applicable insurance laws and regulations. These laws and regulations may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to the contracted radiology practices, limiting their ability to enter into capitated or other risk-sharing managed care arrangements and indirectly affecting its revenue from the contracted practices.

Environmental Matters

The facilities Primedex operates or manages generate hazardous and medical waste subject to federal and state requirements regarding handling and disposal. Primedex believes that the facilities that it operates and manages are currently in compliance in all material respects with applicable federal, state and local statutes and ordinances regulating the handling and disposal of such materials. Primedex does not believe that it will be required to expend any material additional amounts in order to remain in compliance with these laws and regulations or that compliance will materially affect its capital expenditures, earnings or competitive position.

Properties

Information with respect to Primedex’s facilities within its regional networks is as follows:

Regional Networks	Number of Facilities	Approximate Square Footage	Lease Expiration (With Options To Extend)
BEVERLY HILLS (3):
Roxsan	1	6,320	Various through 2012
Wilshire	1	13,778	September 2028
Women’s	1	3,830	February 2029
VENTURA (10):
Camarillo	2	2,035	Various through May 2013
Oxnard	2	5,622	Various month-to-month
Thousand Oaks	3	12,914	Various through November 2019
Ventura	3	12,959	Various through July 2012
SAN FERNANDO VALLEY (8):
Burbank	2	6,500	Various through August 2010
Northridge	2	9,050	Various through February 2019
Santa Clarita	2	7,293	One through June 2019; other month-to-month
Tarzana	2	6,320	Various through December 2021
ANTELOPE VALLEY (3):
Antelope Valley	1	2,890	April 2008
Lancaster	2	6,827	Various through October 2006
CENTRAL CALIFORNIA (5):
Fresno	1	7,231	June 2008
Modesto	1	17,852	December 2014
Sacramento	1	8,083	June 2023
Stockton	1	4,808	December 2006
Vacaville	1	5,927	March 2012
NORTHERN CALIFORNIA (4):
Emeryville	1	2,086	Various through December 2018
San Francisco	1	1,240	month-to-month
Santa Rosa	1	4,235	July 2011
Vallejo	1	2,123	March 2011
ORANGE (5):	4	15,955	Various through October 2022
Tustin	1	2,139	January 2008
LONG BEACH (4):
Long Beach	4	16,338	Various through July 2010
NORTHERN SAN DIEGO (1):
Rancho Bernardo	1	9,557	May 2012
PALM SPRINGS (6):
Palm Desert	4	9,024	Various through May 2021
Palm Springs	2	9,042	Various through June 2013
INLAND EMPIRE (12):
Chino	1	2,700	June 2021
Rancho Cucamonga	2	11,128	Various through May 2023
Riverside	3	12,534	Various through January 2018
San Gabriel Valley	1	2,871	December 2007
Temecula	5	14,496	Various through January 2021

TOTAL	61

(1) Includes leased facilities and three facilities operated pursuant to managed care capitation agreements.

Primedex’s corporate headquarters are located in adjoining premises at 1510 and 1516 Cotner Avenue, Los Angeles, California 90025, in approximately 16,500 square feet occupied under leases, which expire (with options to extend) on June 30, 2017. In addition, Primedex leases 52,941 square feet of warehouse and other space under leases, which expire at various dates between February 2006 and January 2018.

Legal Proceedings

Primedex is involved in the following litigation:

In Re DVI, Inc. Securities Litigation, United States District Court, Eastern District of PA, Docket No. 2:03-CV-05336-LLD

This is a class action securities fraud case under Section 10(b) of the Securities Exchange Act and Rule 10b-5. It was brought by shareholders of DVI, Inc. (“DVI”), one of Primedex’s former major lenders, against DVI officers and directors and a number of third party defendants, including Primedex. The case arises from bankruptcy proceedings instituted by DVI in August 2003. Primedex was named as a defendant in the Third Amended Complaint filed in July 2004.

The putative plaintiff class consists of those persons who purchased or otherwise acquired DVI, Inc. securities between August of 1999 and August of 2003. Plaintiffs allege that in 2000, Primedex acquired from a third party one or more unprofitable imaging centers in order to help DVI conceal the fact that existing DVI loans on the centers were delinquent. Plaintiffs argue that Primedex should have known that DVI was engaging in fraudulent practices to conceal losses, and Primedex’s alleged “lack of due diligence” in investigating DVI’s finances in the course of these acquisitions amounted to complicity in deceptive and misleading practices.

Primedex has answered the complaint. The matter is still in its initial stages with discovery just beginning. Primedex intends to vigorously contest the allegations.

Fleet National Bank v. Boyle et. al., U.S. District Court for the Eastern District of Pennsylvania, Docket No. 04-CV-1277

This case is related to In re DVI Securities Litigation, but was filed by several of DVI’s lenders. It, too, arises from the DVI bankruptcy (referenced in the matter above) and was brought against DVI officers and directors and a number of third party defendants, including Primedex. Primedex was named in the First Amended Complaint filed in this action in September 2004.

The plaintiff alleges violations of the Racketeering Influenced and Corrupt Organizations Act, 18 U.S.C. 1961 et seq., (“RICO”), and common-law claims, including conspiracy to commit fraud, tortious interference with a contract, conspiracy to commit tortious interference with a contract, conspiracy to commit conversion and aiding and abetting fraud. Plaintiffs allege that in 2000, Primedex acquired from a third party one or more unprofitable imaging centers in order to help DVI conceal the fact that existing DVI loans on the centers were delinquent.

Primedex filed a motion to dismiss the complaint that was granted as to all claims except the RICO claim. Primedex has filed an answer to the complaint. The case is in its initial stages. Primedex intends to vigorously contest the remaining claims.

General

Primedex is engaged from time to time in the defense of lawsuits arising out of the ordinary course and conduct of its business. Primedex believes that the outcome of its current litigation will not have a material adverse impact on its business, financial condition and results of operations. However, Primedex could be subsequently named as a defendant in other lawsuits that could adversely affect Primedex.

Directors and Executive Officers of Primedex

The names, ages and current positions of the directors and executive officers of Primedex are listed below.

Name	Age	Positions and Offices
Howard G. Berger, M.D.	61	President, Chief Executive Officer and Director

Norman R. Hames	50	Vice President, Secretary, Chief Operating Officer and Director

John V. Crues, III, M.D.	56	Vice President and Director

David L. Swartz	61	Director

Lawrence L. Levitt	62	Director

Jeffrey L. Linden	63	Vice President and General Counsel

Mark D. Stolper	34	Chief Financial Officer

The following is a brief description of the business experience of each director and executive officer during the past five years.

Howard G. Berger, M.D. has served as President and Chief Executive Officer of Primedex since 1987. Dr. Berger is also the president of the entities that own BRMG. Dr. Berger has over 25 years of experience in the development and management of healthcare businesses. He began his career in medicine at the University of Illinois Medical School, is Board Certified in Nuclear Medicine and trained in an Internal Medicine residency, as well as in a masters program in medical physics in the University of California system.

Norman R. Hames has served as Primedex’s Chief Operating Officer since 1996. Applying his 20 years of experience in the industry, Mr. Hames oversees all aspects of Primedex’s facility operations. His management team, comprised of regional directors, managers and sales managers, are responsible for responding to all of the day-to-day concerns of Primedex’s facilities, patients, payors and referring physicians. Prior to joining Primedex, Mr. Hames was President and Chief Executive Officer of his own company, Diagnostic Imaging Services, Inc. (which Primedex acquired), which owned and operated 14 multi-modality imaging facilities throughout Southern California. Mr. Hames gained his initial experience in operating imaging centers for American Medical International, or AMI, and was responsible for the development of AMI’s single and multi-modality imaging centers.

John V. Crues, III, M.D. is a world-renowned radiologist. Dr. Crues plays a significant role as a musculoskeletal specialist for many of Primedex’s patients as well as a resource for physicians providing services at Primedex’s facilities. Dr. Crues received his M.D. at Harvard University, completed his internship at the University of Southern California in Internal Medicine, and completed a residency at Cedars-Sinai in Internal Medicine and Radiology. Dr. Crues has authored numerous publications while continuing to actively participate in radiological societies such as the Radiological Society of North America, American College of Radiology, California Radiological Society, International Society for Magnetic Resonance Medicine and the International Skeletal Society.

David L. Swartz is a C.P.A. with thirty-five years of experience providing accounting and advisory services to clients. Since 1993, Mr. Swartz has been the managing partner of Good, Swartz, Brown & Berns. Prior to this, Mr. Swartz served as managing partner and was on the national board of directors of a 50 office international accounting firm. Mr. Swartz is also a former CFO of a publicly held shopping center and development company.

Lawrence L. Levitt is a C.P.A. and has since 1987 been the president and chief financial officer of Canyon Management Company, a company which manages a privately held investment fund. Mr. Levitt is also a director of River Downs Management Company, operator of a thoroughbred racetrack in Ohio.

Jeffrey L. Linden joined Primedex in 2001 as Primedex’s Vice President and General Counsel. He is also associated with Cohen & Lord, a professional corporation, outside general counsel to Primedex. Prior to joining Primedex, Mr. Linden had been engaged in the private practice of law. He has lectured before numerous organizations on various topics, including the California State Bar, American Society of Therapeutic Radiation Oncologists, California Radiological Association, and National Radiology Business Managers Association.

Mark D. Stolper joined Primedex in August 2004 as Primedex’s Chief Financial Officer. Mr. Stolper had diverse experiences in investment banking, private equity, venture capital investing and operations prior to joining Primedex. Mr. Stolper began his career as a member of the corporate finance group at Dillon, Read and Co., Inc., executing mergers and acquisitions, public and private financings and private equity investments with Saratoga Partners LLP, an affiliated principal investment group of Dillon Read. After Dillon Read, Mr. Stolper joined Archon Capital Partners, backed by the Milken Family and News Corp., which made private equity investments in media and entertainment companies. Mr. Stolper received his operating experience with Eastman Kodak, where he was responsible for business development for Kodak’s Entertainment Imaging subsidiary ($1.5 billion in sales). Mr. Stolper was also co-founder of Broadstream Capital Partners, a Los Angeles-based investment banking firm focused on advising middle market companies engaged in financing merger and acquisition transactions.

None of the directors serves as a director of any other corporation with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act. There are no family relationships among any of the officers and directors. There are no arrangements or understandings for any director or officer to serve in such capacity.

Attendance at Board Meetings

The board held six meetings in fiscal 2005, four of which were by unanimous written consent. During fiscal 2005, no director attended fewer than 75%, in the aggregate, of the total number of meetings of the board and board committees on which such director served.

Director Attendance at Annual Meetings

As a matter of policy, Primedex expects its directors to make reasonable efforts to attend Primedex’s annual meetings of stockholders.

Communications with the Board

Interested parties may communicate with the full board, the Audit Committee, directors who are not employees of Primedex, referred to as the non-management directors, or any individual director by communicating through Primedex’s Internet website at www.radnetonline.com/contact.html or by mailing such communications to 1510 Cotner Avenue, Los Angeles, CA 90025, Attention: General Counsel. Such communications should indicate to whom they are addressed. Any comments received that relate to accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee unless the communication is otherwise addressed. Parties may communicate anonymously and/or confidentially if they desire. All communications received will be collected by the Office of the General Counsel of Primedex and forwarded to the appropriate director or directors.

Committees of the Board

Audit Committee

The board has an Audit Committee comprised of two directors – Mr. Levitt and Mr. Swartz, who also serves as the Chairperson of the Audit Committee. The Audit Committee reviews the results and scope of the audit and other services provided by Primedex’s independent auditors. The board has determined that both Messrs Levitt and Swartz are “audit committee financial experts” as defined under the rules and regulations of the Securities and Exchange Commission. The board has also determined that both members of the Audit Committee meet the rules and regulation of “independence” as defined pursuant to the New York Stock Exchange. The Audit Committee met three times in fiscal 2005.

Compensation Committee

The board has a Compensation Committee that determines the salaries and incentive compensation for Primedex’s employees and consultants. The Compensation Committee is composed of Mr. Swartz and Dr. Berger. The Compensation Committee did not meet during fiscal 2005.

Nominating and Corporate Governance Committee

The Board has not formed a separate Nominating and Corporate Governance Committee. All members of the Board are currently responsible for the duties relating to nominating and corporate governance matters.

Director Nomination Procedures

Primedex’s certificate of incorporation and by-laws provide that members of the board of directors will be elected by a majority of the votes cast at a meeting of stockholders, by holders of stock entitled to vote in the election.

Director Compensation

Independent directors receive compensation of $25,000 per year and an annual warrant to purchase 50,000 shares of Primedex common stock.

Compensation Committee Interlocks and Insider Participation

During fiscal 2005, all executive compensation was determined by the then members of Primedex’s Board of Directors, Howard G. Berger, M.D., Norman R. Hames, John V. Crues, III, M.D. Lawrence L. Levitt and David L. Swartz. In addition, no individual who served as an executive officer of Primedex during fiscal 2005 served, during fiscal 2005 on the board of directors or compensation committee of another entity where an executive officer of the other entity also served on Primedex’s Board of Directors except that Dr. Berger and Dr. Crues also serve on the board of BRMG.

Certain Relationships and Related Transactions

Howard G. Berger, M.D. is Primedex’s President and Chief Executive, chair of Primedex’s Board of Directors, and owns approximately 30% of Primedex’s outstanding common stock. Dr. Berger also owns, indirectly, 99% of the equity interests in BRMG. BRMG provides all of the professional medical services at 46 of Primedex’s facilities under a management agreement with Primedex, and contracts with various other independent physicians and physician groups to provide all of the professional medical services at most of Primedex’s other facilities. Primedex obtains professional medical services from BRMG, rather than providing such services directly or through subsidiaries, in order to comply with California’s prohibition against the corporate practice of medicine. However, as a result of this close relationship with Dr. Berger and BRMG, Primedex believes that it is able to better ensure that professional medical services are provided at its facilities in a manner consistent with Primedex’s needs and expectations and those of its referring physicians, patients and payors than if Primedex obtained these services from unaffiliated practice groups.

Under Primedex’s management agreement with BRMG, which expires on January 1, 2014, BRMG pays Primedex, as compensation for the use of Primedex’s facilities and equipment and for Primedex’s services, a percentage of the gross amounts collected for the professional services it renders. The percentage, which was 79% at October 31, 2005, is adjusted annually, if necessary, to ensure that the parties receive fair value for the services they render. In operation and historically, the annual revenue of BRMG from all sources closely approximates its expenses, including Dr. Berger’s compensation, fees payable to Primedex and amounts payable to third parties. For administrative convenience and in order to avoid inconveniencing and confusing Primedex’s payors, a single bill is prepared for both the professional medical services provided by the radiologists and Primedex’s non-medical, or technical, services, generating a receivable for BRMG. BRMG maintains a $15 million revolving credit facility with General Electric Capital Corporation from which it may obtain funds by utilizing its accounts receivable for working capital purposes, if needed. Primedex repays or offsets these advances with periodic payments from BRMG to Primedex under the management agreement. Primedex guarantees BRMG’s obligations under this working capital facility.

John V. Crues, III, M.D. agreed to continue his employment and leadership roles with Primedex in consideration of Primedex’s agreement in June 2005 to issue to him Primedex’s five year warrant to purchase 500,000 shares of Primedex common stock at an exercise price of $0.36 per share (the price of Primedex common stock on the date of the agreement in the public market in which it trades).

Both Dr. Berger and Dr. Crues receive all or a portion of their salary from BRMG. See “Employment Agreements.”

At October 31, 2005, we owed Jeffrey L. Linden $61,151 in connection with Primedex’s acquisition of his interest in DIS. The obligation accrues interest at the rate of 6.58% per annum and is due July 1, 2006. In the acquisition transaction, Primedex issued to Mr. Linden warrants to purchase 197,365 shares of common stock at a price of $0.60 per share expiring June 30, 2004. In connection with an agreement to extend Primedex’s obligation to Mr. Linden, Primedex issued to him warrants to purchase 300,000 shares of common stock at a price of $0.19 per share that he exercised in June 2005. On July 30, 2004, Primedex issued to Mr. Linden a five year warrant to purchase 200,000 shares of Primedex common stock at an exercise price of $0.30 per share in consideration of Mr. Linden’s agreement to subordinate Primedex’s obligation to him to Primedex’s debt with our revolving line of credit.

Cohen & Lord, a professional corporation, a law firm with which Mr. Linden is associated, received $365,695 in fees from Primedex during the year ended October 31, 2005. Mr. Linden has specifically waived any interest in Primedex’s fees since becoming an officer of Primedex.

On July 30, 2004, Primedex issued to Mark D. Stolper five-year warrants to purchase 650,000 shares of our common stock at $0.30 per share in consideration of his entry into a three year employment agreement with us under which he became our chief financial officer and his assistance in refinancing our outstanding institutional debt. The warrant exercise price is the price of our common stock on the date of the agreement in the public market in which it trades. In recognition of Mr. Stolper’s services to Primedex, on July 11, 2006, Primedex issued to Mr. Stolper a five-year warrant to purchase 200,000 shares of Primedex common stock at $1.55 per share vesting over a three-year period.  This warrant will automatically vest if Primedex common stock reaches $3.00 per share.

Compliance with Section 16(a) of the Exchange Act

Section 16(a) of the Exchange Act requires Primedex’s directors and executive officers, and certain persons who own more than 10% of the common stock outstanding, to file with the SEC initial reports of ownership and reports of changes in ownership of common stock. Executive officers, directors and greater than 10% stockholders are required by SEC rules to furnish Primedex with copies of all Section 16(a) reports they file. See “Beneficial Ownership of Primedex Common Stock” beginning on page 164.

To Primedex’s knowledge, based solely on a review of the copies of reports furnished to Primedex and written representations signed by all directors and executive officers that no other reports were required with respect to their beneficial ownership of common stock during fiscal 2005, all reports required by Section 16(a) of the Exchange Act to be filed by the directors and executive officers and all beneficial owners of more than 10% of the common stock outstanding to report transactions in securities were timely filed.

Code of Ethics for Senior Financial Officers

Primedex’s Board of Directors has adopted a Code of Ethics for Senior Financial Officers. A copy of the Code of Ethics is available on Primedex’s website at www.radnetonline.com.

Executive Compensation

Three-Year Compensation Summary

The following table summarizes the compensation of the President and the four other most highly compensated executive officers of Primedex as of October 31, 2005, referred to as the “Primedex Named Executives,” for Primedex’s last three fiscal years for services rendered in all capacities to Primedex and its subsidiaries.

SUMMARY COMPENSATION TABLE

	Annual Compensation					Long-Term Compensation
Name and Principal Position	Year Ended 10/31	Salary ($)		Bonus ($)	Other Annual Comp. ($)(1)	Securities Underlying Options (#)(7)	Restricted Stock Awards ($)	LTIP Payouts ($)	All Other Comp ($)

Howard G. Berger, M.D.,	2005	$200,000	(2)	—	—	—	—	—	—
Chief Executive Officer and	2004	$225,000	(2)	—	—	—	—	—	—
President	2003	$328,846	(2)	—	—	—	—	—	—

Norman R. Hames,	2005	$220,000		—	—	—	—	—	—
Vice President, Secretary	2004	$229,000		—	—	—	—	—	—
and Chief Operating Officer	2003	$225,000		—	—	—	—	—	—

John V. Crues, III, M.D.,	2005	$440,000	(3)	—	—	—	—	—	—
Vice President	2004	$370,000	(4)	—	—	500,000	—	—	—
	2003	$363,000	(5)	—	—	—	—	—	—

Jeffrey L. Linden,	2005	$350,000	(6)	—	—	—	—	—	—
Vice President and General	2004	$350,000	(6)	—	—	200,000	—	—	—
Counsel	2003	$303,015	(6)	—	—	—	—	—	—

Mark D. Stolper	2005	$223,750		—	—	—	—	—	—
Chief Financial Officer	2004	$53,780	(8)	—	—	700,000	—	—	—

(1)  The dollar value of perquisites and other personal benefits, if any, for each of the Named Executive Officers was less than $50,000 or 10% of salary and bonus, the reporting thresholds established by the SEC.

(2)  Includes $300,000, $225,000 and $200,000 received from BRMG (see “Employment Agreements”) in 2003, 2004 and 2005, respectively. Dr. Berger voluntarily reduced compensation payable by Primedex in 2003, 2004 and 2005 to assist with Primedex’s liquidity.

(3)  Received from BRMG.

(4)  Includes $185,000 received from BRMG.

(5)  Includes $200,000 received from BRMG.

(6)  Mr. Linden voluntarily reduced compensation payable by Primedex in 2003 to assist with its liquidity. Cohen & Lord, a professional corporation, a law firm with which Mr. Linden is associated, received $365,695 in fees from Primedex during the year ended October 31, 2005. Mr. Linden has specifically waived any interest in Primedex’s fees paid to Cohen & Lord since becoming an officer.

(7)  Shares of Primedex’s common stock.

(8)  Mr. Stolper commenced employment with us on August 1, 2004.

Stock Option Grants and Exercises in Last Fiscal Year

In fiscal 2005, Primedex granted options to John V. Crues, III, M.D. and to no other executive officer. The following table provides information about that option grant and projects potential realizable gains at hypothetical assumed annual compound rates of appreciation. Primedex had outstanding 12,691,937 options and warrants to purchase common stock as of October 31, 2005.

NAME	NUMBER OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR	PERCENT OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FISCAL YEAR	OPTION GRANT IN 2005 INDIVIDUAL GRANTS		POTENTIAL REALIZABLE VALUE AT ASSUMED ANNUAL RATE OF STOCK PRICE APPRECIATION FOR OPTION TERM (1)
			Exercise Price	Expiration Date	5%	10%
John V. Crues, III, M.D.	500,000	55.6%	$0.36	June 07, 2010	$50,000	$96,715

(1)  These values are solely the mathematical results of hypothetical assumed appreciation of the market value of the underlying shares at an annual rate of 5% and 10% over the full term of the options, less the exercise price. Actual gains, if any, will depend on future stock market performance of the underlying stock, market factors and conditions, and optionee’s continued employment through the applicable vesting periods. We make no prediction as to the future value of these options or of the underlying stock, and these values are provided solely as examples required by the SEC rules.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

There were no option exercises in the year ended October 31, 2005 by the Named Executives except as follows:

NAME	SHARES ACQUIRED ON EXERCISE	VALUE REALIZED (1)	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS AT FISCAL YEAR END		VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS (2)
			EXERCISABLE	UNEXERCISABLE	EXERCISABLE	UNEXERCISABLE
Jeffrey L. Linden	300,000	$63,000	1,275,000	—	$6,000	—

(1)  The value realized equals the fair market value of the common stock acquired on the date of exercise minus the exercise price.

(2)  Based on the closing price of the common stock of $0.32 per share as of January 13, 2005, less the option exercise price.

STOCK INCENTIVE PLAN

Primedex has one stock incentive plan, the 2000 Long-Term Incentive Plan, or the 2000 Plan and has reserved 2,000,000 shares of common stock for issuance under the 2000 Plan. The material features of the 2000 Plan are as follows:

Administration

The 2000 Plan is presently administered by Primedex’s Board of Directors, but upon locating non-employee directors who have the requisite qualifications will then be administered by a compensation committee appointed by the Board which will consist of two or more non-employee Directors. Subject to the terms of the 2000 Plan, the Board, and the compensation committee, if established, has full authority to administer the 2000 Plan in all respects, including: (i) selecting the individuals who are to receive awards under the 2000 Plan; (ii) determining the specific form of any award; and (iii) setting the specific terms and conditions of each award. Primedex’s senior legal and human resources representatives are also authorized to take ministerial actions as necessary to implement the 2000 Plan and awards issued under the 2000 Plan.

Eligibility

Employees, directors and other individuals who provide services to Primedex, its affiliates and subsidiaries who, in the opinion of the Board, or the compensation committee, if applicable, are in a position to make a significant contribution to Primedex’s success or the success of Primedex’s affiliates and subsidiaries are eligible for awards under the 2000 Plan.

Amount of Awards

The value of shares or other awards to be granted to any recipient under the 2000 Plan are not presently determinable. However, the 2000 Plan restricts the number of shares and the value of awards not based on shares that may be granted to any individual during a calendar year or performance period. In order to facilitate Primedex’s compliance with Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, which deals with the deductibility of compensation for any of the chief executive officer and the four other most highly-paid executive officers, the 2000 Plan limits to 500,000 the number of shares for which options, stock appreciation rights or other stock awards may be granted to an individual in a calendar year and limits to $1,000,000 the value of non-stock-based awards that may be paid to an individual with respect to a performance period. These restrictions were adopted by the Board of Directors as a means of complying with Code Section 162(m) and are not indicative of historical or contemplated awards made or to be made to any individual under the 2000 Plan.

Stock Options

The 2000 Plan authorizes the grant of options to purchase shares of common stock, including options to employees intended to qualify as incentive stock options within the meaning of Section 422 of the Code, as well as non-statutory options. The term of each option will not exceed ten years and each option will be exercisable at a price per share not less than 100% of the fair market value of a share of common stock on the date of the grant.

Generally, optionees will pay the exercise price of an option in cash or by check, although the Board, and the compensation committee, if established, may permit other forms of payment including payment through the delivery of shares of common stock. Options granted under the 2000 Plan are not transferable, except at death or as gifts to Family Members, as defined in the 2000 Plan. At the time of grant or thereafter, the Board, and the compensation committee, if established, may determine the conditions under which stock options vest and remain exercisable.

Unless otherwise determined by the Board, and the compensation committee, if established, unexercised options will terminate if the holder ceases for any reason to be associated with Primedex, its affiliates or subsidiaries. Options generally remain exercisable for a specified period following termination for reasons other than for Cause, as defined in the 2000 Plan, particularly in circumstances of death, Disability and Retirement, as defined in the 2000 Plan. In the event of a Change in Control or Covered Transaction, as defined in the 2000 Plan of Primedex, options become immediately exercisable and/or are converted into options for securities of the surviving party as determined by the Board, and the compensation committee, if established.

Other Awards

The Board, and the compensation committee, if established, may grant stock appreciation rights which pay, in cash or common stock, an amount equal to the difference between the fair market values of the common stock at the time of exercise of the right and at the time of grant of the right. In addition, the Board, and the compensation committee, if established, may grant awards of shares of common stock at a purchase price less than fair market value at the date of issuance, including zero. A recipient’s right to retain these shares may be subject to conditions established by the Board, and the compensation committee, if established, if any, such as the performance of services for a specified period or the achievement of individual or company performance targets. The Board, and the compensation committee, if established, may also issue shares of common stock or authorize cash or other payments under the 2000 Plan in recognition of the achievement of performance objectives or in connection with annual bonus arrangements.

Performance Criteria

The Board, and the compensation committee, if established, may condition the exercisability, vesting or full enjoyment of an award on specified Performance Criteria. For purposes of Performance Awards, as defined in the 2000 Plan, that are intended to qualify for the performance-based compensation exception under Code Section 162(m), Performance Criteria means an objectively determinable measure of performance relating to any of the following as specified by the Board, and the compensation committee, if established, determined either on a consolidated basis or, as the context permits, on a divisional, subsidiary, line of business, project or geographical basis or in combinations thereof: (i) sales; revenue; assets; liabilities; costs; expenses; earnings before or after deduction for all or any portion of interest, taxes, depreciation, amortization or other items, whether or not on a continuing operations or aggregate or per share basis; return on equity, investment, capital or assets; one or more operating ratios; borrowing levels, leverage ratios or credit rating; market share; capital expenditures; cash flow; working capital requirements; stock price; stockholder return; sales, contribution or gross margin, of particular products or services; particular operating or financial ratios; customer acquisition, expansion and retention; or any combination of the foregoing; or (ii) acquisitions and divestitures, in whole or in part; joint ventures and strategic alliances; spin-offs, split-ups and the like; reorganizations; recapitalizations, restructurings, financings of debt or equity and refinancing; transactions that would constitute a change of control; or any combination of the foregoing. Performance Criteria measures and targets determined by the Board, and the compensation committee, if established, need not be based upon an increase, a positive or improved result or avoidance of loss.

Amendments

The Board, and the compensation committee, if established, may amend the 2000 Plan or any outstanding award for any purpose permitted by law, or may at any time terminate the 2000 Plan as to future grants of awards. The Board, and the compensation committee, if established, may not, however, increase the maximum number of shares of common stock issuable under the 2000 Plan or change the description of the individuals eligible to receive awards. In addition, no termination of or amendment to the 2000 Plan may adversely affect the rights of a participant with respect to any award previously granted under the 2000 Plan without the participant’s consent, unless the compensation committee expressly reserves the right to do so in writing at the time the award is made. To the extent the Board, and the compensation committee, if established, desires the 2000 Plan to qualify under the Code, certain amendments may require stockholder approval.

Primedex stockholders have adopted the Incentive Stock Option Plan, or the Incentive Plan. The Incentive Plan is designed to qualify as an “incentive stock option plan” under Section 422A of the Code. Under the Incentive Plan, options to purchase up to 1,600,000 shares of common stock were authorized for grant to key employees, including officers and directors. A committee of three directors appointed by the Board of Directors administers the Incentive Plan and designates the optionees, the number of shares subject to the options, and the terms and conditions of each option.

In May 1992, Primedex’s Board of Directors authorized amendments to the Incentive Plan, subject to stockholder approval, increasing the number of shares reserved under the Incentive Plan to 2,000,000 shares of Primedex’s common stock and amending the Incentive Plan in accordance with changes adopted in 1986 to the Code. These proposed amendments to the Incentive Plan were adopted by stockholders at the annual meeting of stockholders held on November 17, 1992.

Under the Incentive Plan, as amended, except for options granted to holders of 10% or more of Primedex’s outstanding stock, the exercise price of an option must be at least 100% of the fair market value of the common stock on the effective date of grant. Options granted under the Incentive Plan to stockholders possessing more than 10% of Primedex’s outstanding stock must be at an exercise price equal to not less than 110% of such fair market value. Primedex is not issuing any additional options under the Incentive Plan because the Incentive Plan terminated in 2002. All options granted must be exercised within 10 years of date of grant. The aggregate fair market value of Primedex’s common stock with respect to which options are exercisable for the first time by a grantee under the Incentive Plan during any calendar year may not exceed $100,000. Options must be exercised by an optionee, if at all, within three months after the termination of such optionee’s employment for any reason other than for cause, and within one year after termination of employment due to death or permanent disability, unless by its terms the option expires sooner.

Employment Agreements

BRMG entered into a Management Consulting Agreement with Howard G. Berger, M.D. as of January 1, 1994. The agreement automatically renews annually unless either party delivers notice of non-renewal to the other party no less than 90 days prior to the scheduled termination date. Dr. Berger serves as the manager of BRMG and the chief executive for BRMG’s partnerships, and receives compensation for his services from BRMG equal to $300,000 per year. Dr. Berger’s duties include the direction of day-to- day activities of BRMG, supervision of personnel, and the implementation of policies and plans appropriate to carry out the operational, financial and business objectives of BRMG. Under this agreement, if Primedex terminates his employment for cause, he will be entitled to compensation equal to one year’s base salary. If Dr. Berger terminates his agreement without cause, he is entitled to compensation accrued through the effective date of termination, and if his employment is terminated by BRMG without cause, BRMG shall pay to Dr. Berger an amount equal to the sum of (i) his base salary accrued through the effective date of termination; (ii) his base salary for the balance of the term, but not less than his base salary for five years; and (iii) an amount equal to the cost of all benefits he would receive for the balance of the term. Dr. Berger’s employment shall not terminate in the event of a merger, consolidation, dissolution or other transaction whereby BRMG would not be the surviving entity of such transaction, and Dr. Berger holds the right to terminate this agreement upon 60 days notice in the event of any such transaction.

John V. Crues, III, M.D. entered into a renewable one-year employment agreement dated as of January 15, 1996 with both Primedex and BRMG which requires him to devote one-half of his time to each entity in exchange for annual combined remuneration currently of $370,000. Dr. Crues’ duties for Primedex include information management systems for radiology practices, imaging facility network development and network marketing and management, utilization management, utilization review, all forms of provider and payor contracts and physician interaction. For BRMG, Dr. Crues’ duties include diagnostic imaging, professional physician services, utilization management, utilization review, all forms of provider and payor contracts and physician interaction, some of which require a license to practice medicine.

On April 16, 2001, Primedex entered into a five-year employment agreement with Jeffrey L. Linden for Mr. Linden to serve as vice president and general counsel. The agreement provides for annual compensation of $350,000, together with the option to purchase 1,000,000 shares of Primedex’s common stock at a price of $0.43 per share (the closing price reported on the Over-The-Counter Bulletin Board on the date the agreement was executed), exercisable throughout his employment, or by June 1, 2006 if Mr. Linden’s employment is terminated. The agreement also extended Mr. Linden’s ability to exercise 145,000 options previously held by him through May 31, 2006. Under this agreement, if Primedex terminates Mr. Linden’s employment for cause, he will be entitled to compensation equal to one year’s base salary. If Mr. Linden terminates his agreement without cause, he is entitled to compensation accrued through the effective date of termination, and if his employment is terminated by Primedex without cause, Primedex shall pay Mr. Linden an amount equal to the sum of (i) his base salary accrued through the effective date of termination; (ii) his base salary for the balance of the term, but not less than his base salary for five years; and (iii) an amount equal to the cost of all benefits he would receive for the balance of the term. Mr. Linden’s employment shall not terminate in the event of a merger, consolidation, dissolution or other transaction whereby Primedex would not be the surviving entity of such transaction, and Mr. Linden holds the right to terminate his agreement upon 60 days notice in the event of any such transaction. If Mr. Linden’s employment is terminated in connection with any such transaction he shall be entitled to the same compensation he would have received if Primedex terminated his employment without cause.

On May 1, 2001, Primedex entered into a three-year employment agreement with Norman R. Hames. Pursuant to the agreement Mr. Hames agreed to continue his employment with Primedex as its vice president and chief operations officer. The agreement provides for Mr. Hames to receive annual compensation of $225,000. Additionally, in consideration of his entry into the agreement Mr. Hames received the option to purchase 3,000,000 shares of Primedex’s common stock at a price of $0.55 per share (the closing price reported on the Over-The-Counter Bulletin Board on the date the agreement was executed) exercisable throughout his employment, or by May 1, 2006 if Mr. Hames’ employment is terminated. Primedex also agreed to provide a cash bonus to Mr. Hames of $0.20 for each share that he exercises under the options, up to a maximum of $600,000. Under this agreement, if Primedex terminates his employment for cause, he will be entitled to compensation equal to one year’s base salary. If Mr. Hames terminates his agreement without cause, he is entitled to compensation accrued through the effective date of termination, and if his employment is terminated by Primedex without cause, Primedex shall pay Mr. Hames an amount equal to the sum of (i) his base salary accrued through the effective date of termination; (ii) his base salary for the balance of the term, but not less than his base salary for three years; and (iii) an amount equal to the cost of all benefits he would receive for the balance of the term. Mr. Hames’ employment shall not terminate in the event of a merger, consolidation, dissolution or other transaction whereby Primedex would not be the surviving entity of such transaction.

On July 30, 2004, Primedex entered into a three year employment agreement with Mark Stolper for Mr. Stolper to serve as Primedex’s chief financial officer. Mr. Stolper received a $25,000 payment on entry into the agreement and receives annual compensation during the first twelve months of $215,000 and thereafter of $250,000 per year. At the end of the first twelve months, Mr. Stolper received a one time payment of $10,000. In connection with his employment, Mr. Stolper received five-year warrants to purchase 650,000 shares of Primedex common stock at $0.30 per share (the closing price reported on the Over-The-Counter Bulletin Board on the date the agreement was executed).

Report of the Audit Committee

The primary function of Primedex’s Committee is oversight of the Corporation’s financial reports, internal accounting and financial controls and the independent audit of the annual consolidated financial statements. Our Committee acts under a charter attached to this proxy statement/prospectus as Annex H. We periodically review the adequacy of the charter. Each of our members is independent, and both of our members are audit committee financial experts under Securities and Exchange Commission rules. We held three meetings in fiscal 2005 at which, as discussed in more detail below, we had extensive reports and discussions with the independent auditors, internal auditors and other members of management.

In performing our oversight function, we reviewed and discussed the consolidated financial statements with management and Moss Adams LLP (“Moss”), the independent auditors. Management and Moss told us that Primedex’s consolidated financial statements were fairly stated in accordance with generally accepted accounting principles. We discussed significant accounting policies applied by Primedex in its financial statements, as well as alternative treatments. We discussed with Moss matters covered by the statement on Auditing Standards No. 61 (Communication with Audit Committees). In addition, we reviewed and discussed management’s report on internal control over financial reporting.

We also discussed with Moss its independence from Primedex and management, including the matters in Independence Standards “Board Standard No. 1 (Independence Discussions with Audit Committees) and the letter and disclosures from Moss to us pursuant to Standard No. 1. We considered the non-audit services provided by Moss to Primedex, and concluded that the auditors’ independence has been maintained.

We discussed with Moss the overall scope and plans for their audit. We met with Moss, both with and without management present. Discussions included the results of its examination, its evaluations of Primedex’s internal controls and the overall quality of Primedex’s financial reporting.

Based on the reviews and discussions referred to above, in reliance on management and Moss, and subject to the limitations of our role described below, we recommended to the Board, and the Board has approved, the inclusion of the audited financial statements in Primedex’s Annual Report on Form 10-K for the year ended October 31, 2005, for filing with the Securities and Exchange Commission.

We have also appointed Moss to audit the Corporation’s financial statements for 2006, subject to stockholder ratification of that appointment.

In carrying out our responsibilities, we look to management and the independent auditors. Management is responsible for the preparation and fair presentation of Primedex’s financial statements and for maintaining effective internal control Management is also responsible for assessing and maintaining the effectiveness of internal control over the financial reporting process in compliance with Sarbanes-Oxley Section 404 requirements. The independent auditors perform their responsibilities in accordance with the standards of the Public Company Accounting Oversight Board. While our members are or have been professionally engaged in the practice of accounting or auditing, they are not experts under the Securities Act of 1933 in either of those fields or in auditor independence.

Respectfully submitted,

David L. Swartz, Chairperson
Lawrence L. Levitt

Report on Executive Compensation

Primedex’s Board of Directors reviews and approves the salaries and equity awards of the executive officers of Primedex as well as all grants of options and warrants to purchase shares of Common Stock and other equity-based compensation awards.

Objectives. The Board of Directors’ primary objectives are to retain the best qualified people and to ensure that they are properly motivated to have Primedex prosper over the long term. In furtherance of the foregoing, the Board of Directors, in establishing the components and levels of compensation for its executive officers, seeks (i) to enable Primedex to attract and retain highly qualified executives and (ii) to provide financial incentives in the form of equity compensation in order to align the interests of executive officers more closely with those of the stockholders of Primedex and to motivate such executives to increase stockholder value by improving corporate performance and profitability.

Employment Agreements. Primedex has entered into employment agreements with each of the named executive officers listed in the Summary Compensation Table on page 157, except for Dr. Berger, Primedex’s Chief Executive Officer, who has entered into a Management Consultant Agreement with BRMG. The Board has considered the advisability of using employment agreements and has determined that the use of employment agreements is in the best interest of Primedex because it facilitates (consistent with the Board of Director’s overall objectives) Primedex’s ability to attract and retain the services of the most highly qualified executive officers. Each such employment agreement separately reflects the terms that the Board of Directors felt were appropriate and/or necessary to retain the services of the particular executive.

Components of Executive Compensation. There are two components of Primedex’s executive compensation program:

• Cash compensation.

• Equity compensation.

Cash Compensation. Cash compensation is comprised of base salary. Since, as noted above, each of Primedex’s Named Executive Officers was party to employment agreements with Primedex effective during the past fiscal year, their respective cash compensation levels were subject to the provisions of such employment agreements. The Board of Directors subjectively arrived at appropriate base salary compensation levels in the process of negotiating such agreements.

Equity Compensation. Equity compensation is comprised of stock options and stock bonus awards. Stock option and warrant grants reflect the Board of Director’s desire to provide a meaningful equity incentive for the executive to have Primedex prosper over the long term. As of July 31, 2006, 11,873,834 options and warrants to purchase shares were outstanding under all equity compensation plans, and of such amount, 5,675,000 options and warrants to purchase shares were held by executive officers of Primedex.

Chief Executive Officer Compensation. Dr. Berger’s compensation is determined pursuant to the Management Consultant Agreement described in “Executive Compensation—Employment Contracts.”  BRMG paid Dr. Berger’s annual salary in 2005. Dr. Berger received no compensation from Primedex in 2005.

Section 162(m). Section 162(m) of the Code generally disallows a deduction to publicly traded companies to the extent of excess compensation over $1.0 million per year paid to its named executive officers. Qualifying performance-based compensation which is paid in accordance with regulations promulgated under Section 162(m) of the Code is not subject to the deduction limit. Primedex reserves the right to pay compensation to its named executive officers that does not qualify as performance based compensation under Section 162(m) of the Code if compliance with applicable regulations conflicts with Primedex’s compensation philosophy or with what is believed to be the best interests of Primedex and its stockholders.

By the Board of Directors,

Howard G. Berger, M.D.
Norman R. Hames
John V. Crues, III, M.D.
David L. Swartz
Lawrence L. Levitt

Stock Performance Graph

The following graph compares the yearly percentage change in cumulative total stockholder return of the Company’s Common Stock during the period from 2001 to 2006 with (i) the cumulative total return of the S&P500 index and (ii) the cumulative total return of the S&P500 – Healthcare Sector index. The comparison assumes $100 was invested on January 1, 2001 in the Common Stock and in each of the foregoing indices and the reinvestment of dividends through January 1, 2006. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

This graph shall not be deemed incorporated by reference by any general statement incorporating by reference this joint prospectus/proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent that Primedex specifically incorporates this information by reference, and shall not otherwise be deemed filed under such Acts.

Dollar Style ($Millions)

Stock Ownership of Directors and Executive Officers

The following table sets forth certain information regarding the beneficial ownership of Primedex common stock as of July 31, 2006, by (i) each holder known by Primedex to beneficially own more than five percent of the outstanding common stock, (ii) each of Primedex’s directors and executive officers, and (iii) all directors and officers as a group. The percentages set forth in the table have been calculated on the basis of treating as outstanding, for purposes of computing the percentage ownership of a particular holder, all shares of Primedex common stock outstanding at such date and all shares of common stock purchasable upon exercise of options and warrants owned by such holder which are exercisable at or within 60 days after such date.

Name of Beneficial Owner	Shares of Common Stock Beneficially Owned (1)		Percent of Class
Howard G. Berger, M.D.*	13,137,400	(2)	21.6%
John V. Crues, III, M.D.*	1,492,275	(3)	2.5%
Norman R. Hames*	3,000,000	(4)	4.9%
David L. Swartz*	150,000	(5)	— (5)
Lawrence L. Levitt*	100,000	(6)	— (6)
Jeffrey L. Linden*	1,670,000	(7)	2.7%
Mark D. Stolper*	908,800	(8)	1.2%

All directors and executive officers as a group (seven persons)	20,458,475	(9)	33.0%

* The address of all of Primedex’s officers and directors is c/o Primedex, 1510 Cotner Avenue, Los Angeles, California 90025.

(1)  Subject to applicable community property statutes and except as otherwise noted, each holder named in the table has sole voting and investment power with respect to all shares of common stock shown as beneficially owned.

(2)  Includes 122,400 shares issuable upon conversion of Primedex’s outstanding convertible debentures convertible at $2.50 per share. As a result of his stock ownership and his positions as president and a director of Primedex, Howard G. Berger, M.D. may be deemed to be a controlling person of Primedex.

(3)  Includes warrants for 1,000,000 shares exercisable between $0.36 and $0.46 per share.

(4)  Represents warrants exercisable at $0.56 per share and vesting over a term of years commencing in 2007, unless the public market price of our common stock reaches $3.00 per share in which case the warrants vest.

(5)  Represents warrants exercisable between $0.40 and $0.60 per share and is less than 1.0% of the class.

(6)  Represents warrants exercisable between $0.32 per share and $0.50 and is less than 1.0% of the class.

(7)  Includes 775,000 options and warrants exercisable at prices between $0.30 and $1.26 per share, of which 500,000 shares vest over a term of years commencing in 2007 unless the market price of our common stock reaches $3.00 per share in which case the warrants vest.

(8)  Includes warrants for 700,000 shares exercisable at prices between $0.30 and $0.60 per share and a warrant for 200,000 shares exercisable over a term of years commencing in 2007, unless the market price of our common stock reaches $3.00 per share in which case the warrant vest.

(9)  See the above footnotes. Includes 14,411,075 shares owned of record and 5,847,400 shares issuable upon exercise of presently exercisable options, warrants and convertible debentures.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table shows outstanding options, their weighted exercise price, and options remaining available for issuance under Primedex’s existing compensation plans.

EQUITY COMPENSATION PLAN INFORMATION

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Plans Approved by Stockholders	817,500	$0.49	1,075,834

Plans Not Approved by Stockholders	11,056,334	$0.63	Not Applicable
Total

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF PRIMEDEX

The following discussion and analysis of financial condition and results of operations should be read together with “Selected Historical Financial Data of Primedex” and Primedex’s financial statements and accompanying notes appearing elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and Primedex’s future financial performance, that involve risks and uncertainties. Primedex’s actual results may differ materially from those anticipated in these forward-looking statements as a result of important factors, including those set forth in the section entitled “Risk Factors” in Primedex’s 10-K filed with the SEC on February 14, 2006, and available on Primedex’s website, www.radnetonline.com, and the SEC’s website, www.sec.gov.

Overview

Primedex operates a group of regional networks comprised of 61 fixed-site, freestanding outpatient diagnostic imaging facilities in California. Primedex believes its group of regional networks is the largest of its kind in California. Primedex has strategically organized its facilities into regional networks in markets, which have both high-density and expanding populations, as well as attractive payor diversity.

All of its facilities employ state-of-the-art equipment and technology in modern, patient-friendly settings. Many of its facilities within a particular region are interconnected and integrated through its advanced information technology system. Thirty -four of its facilities are multi-modality sites, offering various combinations of MRI, CT, PET, nuclear medicine, ultrasound, X-ray and fluoroscopy services. Twenty-seven of its facilities are single-modality sites, offering either X-ray or MRI services. Consistent with its regional network strategy, Primedex locates its single-modality sites near multi-modality sites to help accommodate overflow in targeted demographic areas.

Primedex derives substantially all of its revenue, directly or indirectly, from fees charged for the diagnostic imaging services performed at its facilities. For the year ended October 31, 2005, Primedex derived 60% of its net revenue from MRI and CT scans. For the six months ended April 30, 2006, Primedex derived 58% of its net revenue from MRI and CT scans. Over the past three fiscal years, Primedex has increased net revenue primarily through improvements in net reimbursement, expansions of existing facilities, upgrades in equipment and development of new facilities.

The fees charged for diagnostic imaging services performed at its facilities are paid by a diverse mix of payors, as illustrated for the six months ended April 30, 2006 by the following table:

Payor Type	Percentage of Net Revenue for the Six Months Ended April 30, 2006	Percentage of Net Revenue for the Year Ended October 31, 2005
Insurance (1)	41%	41%
Managed Care Capitated Payors	28%	26%
Medicare/Medi-Cal	18%	18%
Other (2)	10%	11%
Workers Compensation/Personal Injury	3%	4%

(1)  Includes Blue Cross/Blue Shield, which represented 15% of its net revenue for the six months ended April 30, 2006.

(2)  Includes co-payments, direct patient payments and payments through contracts with physician groups and other non-insurance company payors.

Primedex’s eligibility to provide service in response to a referral often depends on the existence of a contractual arrangement between the radiologists providing the professional medical services or Primedex and the referred patient’s insurance carrier or managed care organization. These contracts typically describe the negotiated fees to be paid by each payor for the diagnostic imaging services Primedex provides. With the exception of Blue Cross/Blue Shield and government payors, no single payor accounted for more than 5% of its net revenue for the year ended October 31, 2005 or for the six months ended April 30, 2006. Under its capitation agreements, Primedex receives from the payor a pre-determined amount per member, per month. If Primedex does not successfully manage the utilization of its services under these agreements, Primedex could incur unanticipated costs not offset by additional revenue, which would reduce its operating margins.

The principal components of its fixed operating expenses, excluding depreciation, include professional fees paid to radiologists, except for those radiologists who are paid based on a percentage of revenue, compensation paid to technologists and other facility employees, and expenses related to equipment rental and purchases, real estate leases and insurance, including errors and omissions, malpractice, general liability, workers’ compensation and employee medical. The principal components of its variable operating expenses include expenses related to equipment maintenance, medical supplies, marketing, business development and corporate overhead. Because a majority of its expenses are fixed, increased revenue as a result of higher scan volumes per system or improvements in net reimbursement can significantly improve its margins.

BRMG strives to maintain qualified radiologists and technologists while minimizing turnover and salary increases and avoiding the use of outside staffing agencies, which are considerably more expensive and less efficient. In recent years, there has been a shortage of qualified radiologists and technologists in some of the regional markets Primedex serves. As turnover occurs, competition in recruiting radiologists and technologists may make it difficult for its contracted radiology practices to maintain adequate levels of radiologists and technologists without the use of outside staffing agencies. At times, this has resulted in increased costs for Primedex.

For a discussion of other factors that may have an impact on its business and its future results of operations, see “Risks Related to its Business.”

Adoption of SFAS No. 123(R) and Equity-Based Compensation Expense

During the first quarter of fiscal 2006, we adopted SFAS No. 123(R), Share-Based Payment, applying the modified prospective method. This statement requires all equity-based payments to employees, including grants of employee options, to be recognized in the consolidated statement of earnings based on the grant date fair value of the award. Under the modified prospective method, we are required to record equity-based compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards outstanding as of the date of adoption. The fair values of all options were valued using a Black-Scholes model.

In anticipation of the adoption of SFAS No. 123(R), Primedex did not modify the terms of any previously granted awards.

Our operating earnings for the three and six months ended April 30, 2006 were adversely affected by the impact of equity-based compensation due to the implementation of SFAS No. 123(R). Primedex recorded $197,000 and $237,000, respectively, for equity-based compensation during the three and six months ended April 30, 2006. As of April 30, 2006, total unrecognized share-based compensation expense related to non-vested employee awards was approximately $1.9 million, which is expected to be recognized over a weighted average period of approximately 4.62 years. The weighted fair value of options granted during the six months ended April 30, 2006 is $0.46.

Primedex’s Relationship With BRMG

Howard G. Berger, M.D. is its President and Chief Executive, a member of its Board of Directors, and owns approximately 30% of Primedex’s outstanding common stock. Dr. Berger also owns, indirectly, 99% of the equity interests in BRMG. BRMG provides all of the professional medical services at 46 of its facilities under a management agreement with Primedex, and contracts with various other independent physicians and physician groups to provide all of the professional medical services at most of its other facilities. Primedex obtains professional medical services from BRMG, rather than providing such services directly or through subsidiaries, in order to comply with California’s prohibition against the corporate practice of medicine. However, as a result of its close relationship with Dr. Berger and BRMG, Primedex believes that Primedex is able to better ensure that professional medical services are provided at its facilities in a manner consistent with its needs and expectations and those of its referring physicians, patients and payors than if Primedex obtained these services from unaffiliated practice groups.

Under its management agreement with BRMG, which expires on January 1, 2014, BRMG pays Primedex, as compensation for the use of its facilities and equipment and for its services, a percentage of the gross amounts collected for the professional services it renders. The percentage, which was 79% at October 31, 2005, is adjusted annually, if necessary, to ensure that the parties receive fair value for the services they render. In operation and historically, the annual revenue of BRMG from all sources closely approximates its expenses, including Dr. Berger’s compensation, fees payable to Primedex and amounts payable to third parties. For administrative convenience and in order to avoid inconveniencing and confusing its payors, a single bill is prepared for both the professional medical services provided by the radiologists and its non-medical, or technical, services, generating a receivable for BRMG. BRMG finances these receivables under a working capital facility with Bridge Healthcare Finance LLC, or Bridge, and regularly advances to Primedex the funds that it draws under this working capital facility, which Primedex uses for its own working capital purposes. Primedex repays or offsets these advances with periodic payments from BRMG to Primedex under the management agreement. Primedex guarantees BRMG’s obligations under this working capital facility. Effective March 9, 2006, the line of credit with Bridge was paid and closed with the issuance of a new $161 million senior secured credit facility.

As a result of its contractual and operational relationship with BRMG and Dr. Berger, Primedex is required to include BRMG as a consolidated entity in its consolidated financial statements. See “Selected Consolidated Financial Data.”

Results of Operations

The following table sets forth, for the periods indicated, the percentage that certain items in the statement of operations bears to net revenue.

	Year Ended October 31,			Six Months Ending April 30,
	2003	2004	2005	2005	2006

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%
Operating expenses:
Operating expenses	75.6	77.1	74.9	76.5	75.0
Depreciation and amortization	12.0	12.9	11.7	12.5	10.4
Provision for bad debts	3.6	2.8	3.4	2.6	3.5
Loss on disposal of equipment, net	—	—	0.5	1.0	—

Total operating expense	91.2	92.8	90.5	92.6	88.9

Income from operations	8.8	7.2	9.5	7.4	11.1

Other expense (income):
Interest expense	12.8	12.6	12.0	12.3	11.5
Loss/(Gain) on debt extinguishment, net	—	—	—	(0.7)	2.7
Other income	(0.4)	(0.1)	(0.6)	(0.2)	—
Other expense	0.2	1.2	0.2	—	1.0

Total other expense	12.6	13.7	11.6	11.4	15.2

Loss before provision for income taxes, minority interest and discontinued operation	(3.8)	(6.5)	(2.1)	(4.0)	(4.0)
Income tax expense	—	(3.8)	—	—	—

Loss before minority interest and discontinued operation	(3.8)	(10.3)	(2.1)	(4.0)	(4.0)
Minority interest in earnings of subsidiaries	0.1	0.3	—	—	—

Loss from continuing operations	(3.9)	(10.6)	(2.1)	(4.0)	(4.0)
Discontinued operations:
Income from operations of Westchester Imaging Group	0.2	—	—	—	—
Gain on sale of discontinued operations	2.1	—	—	—	—

Income from discontinued operation	2.3	—	—	—	—

Net loss	(1.6)	(10.6)	(2.1)	(4.0)	(4.0)

Six Months Ended April 30, 2005 Compared To The Six Months Ended April 30, 2006

During the last six months, Primedex continued its efforts to enhance its operations and expand its network, while improving its financial position and cash flows. Primedex’s results for the six months ended April 30, 2006 were affected by the opening and integration of new facilities, the restructuring of its existing line of credit, notes payable and capital lease obligations, increases in capitation reimbursement and its continuing focus on controlling operating expenses. As a result of these factors and the other matters discussed below, Primedex experienced an increase in income from operations of $3.6 million, but due to a legal settlement and costs related to its debt restructuring, Primedex also increased its net loss by $384,000 for the six months ended April 30, 2006 when compared to the same period last year.

Primedex had a working capital deficit of $4.3 million at April 30, 2006 compared to a $143.4 million deficit at October 31, 2005, and had losses from operations of $3.2 million and $2.8 million for the six months ended April 30, 2006 and 2005, respectively. Primedex also had a stockholders’ deficit of $73.5 million at April 30, 2006 compared to a $70.6 million deficit at October 31, 2005.

The working capital deficit as of October 31, 2005 included the reclassification of approximately $109 million in notes and capital lease obligations as current liabilities expected to be refinanced. Primedex was subject to financial covenants under its debt agreements and believed Primedex may have been unable to continue to be in compliance with its existing financial covenants during fiscal 2006. As such, the associated debt was reclassified as a current liability.

Effective March 9, 2006, Primedex completed the issuance of a $161 million senior secured credit facility that it used to refinance substantially all of its existing indebtedness (except for $16.1 million of outstanding subordinated debentures and approximately $5 million of capital lease obligations). Primedex incurred fees and expenses for the transaction of approximately $5.6 million. Debt issue costs are being amortized on a straight-line basis over 65 months and are included in other assets. In addition, Primedex recorded a net loss on extinguishments of debt of $2.1 million, which includes $1.2 million in pre-payment penalty fees that are unpaid as of April 30, 2006 and classified as accrued expenses under current liabilities. The facility provides for a $15 million five-year revolving credit facility, an $86 million term loan due in five years and a $60 million second lien term loan due in six years. The loans are subject to acceleration on December 27, 2007, unless Primedex has made arrangements to discharge or extend its outstanding subordinated debentures by that date. Primedex intends to retire the subordinated debentures prior to their due date of June 30, 2008. Under the terms and conditions of the new Second Lien Term Loan, subject to achieving certain leverage ratios, Primedex has the right to raise up to $16.1 million in additional funds as part of the Second Lien Term Loan for the purposes of redeeming the subordinated debentures. Additionally, under the current facilities, Primedex has the ability to pursue other funding sources to refinance the subordinated debentures. The new loans are payable interest only monthly except for the $86 million term loan that requires amortization payments of 1.0% per annum, or $860,000.

Net Revenue

Net revenue for the six months ended April 30, 2006 was $78.1 million compared to $69.3 million for the same period in fiscal 2005, an increase of approximately $8.8 million.

In addition to new capitation contracts, Primedex has continued to improve its yield from capitation as a result of contractual and negotiated increases in reimbursement coupled with improved collections of co-payments from the individual patients. For the six months ended April 30, 2006 and 2005, net capitation revenue, including co-payments, was $21.5 million and $18.2 million, respectively, an increase of approximately $3.3 million. For the six months ended April 30, 2006 and 2005, net insurance revenue, which includes Blue Cross, Blue Shield, HMO, PPO, fee for service and commercial insurance, was $32.2 million and $27.9 million, respectively, an increase of approximately $4.3 million. For the six months ended April 30, 2006 and 2005, net Medicare and Medi-Cal revenue was $14.1 million and $12.0 million, respectively, an increase of approximately $2.1 million. The improvements in net revenue were primarily the result of increased marketing efforts, new contracts, maturing centers, pull-through or referred business from expanding capitation arrangements, and expanding facilities and new satellite locations.

On the other hand, special group contract and workers compensation business continued to decline due to changes in the workers’ compensation laws in California which made it more difficult for litigated claimants. For the six months ended April 30, 2006 and 2005, net special group contract and workers compensation revenue was $7.8 million and $8.8 million, respectively, a decrease of approximately $1 million.

During the six months ended April 30, 2006, the largest net revenue increases were at the Temecula and Tarzana facilities with combined increases of approximately $4.5 million when comparing results with the same period last year. Tarzana’s continued growth is due to hiring of key physicians in the region, the location of the facilities, the increased utilization of PET, increased marketing efforts and state of the art medical equipment. The Temecula facilities’ continued growth is due to a variety of factors including their physical locations, the return of a large capitation agreement, improvements in contracted reimbursement, the opening of additional satellite facilities, the ramp-up of the Murrieta site which opened in December 2004, and increases in patient volume and throughput.

The largest decrease in net revenue was at the Beverly Hills’ facilities which when combined decreased approximately $0.5 million when comparing results with the same period last year. The net revenue decrease was due to increased competition in the area.

Operating Expenses

Operating expenses for the six months ended April 30, 2006 increased approximately $5.2 million from $64.2 million in the six months ended April 30, 2005 to $69.4 million in the same period this year. The increase was offset by $0.7 million for the loss on the disposal of equipment when Primedex traded-in an MRI in the six months ended April 30, 2005.

The following table sets forth Primedex’s operating expenses for the six months ended April 30, 2005 and 2006 (dollars in thousands):

	Six Months Ended April 30,
	2005	2006

Salaries and professional reading fees	$32,778	$36,521
Building and equipment rental	3,888	4,208
General administrative expenses	16,336	17,867

Total operating expenses	53,002	58,596

Depreciation and amortization	8,662	8,104
Provision for bad debt	1,843	2,739
Loss (gain) on disposal of equipment, net	698	(14)

Salaries And Professional Reading Fees

Salaries and professional reading fees increased $3.7 million for the six months ended April 30, 2006 when compared to the same period last year. The majority of the increase is due to the $8.8 million increase in net revenue including the variable labor necessary to service the additional patient volume and the additional satellite locations, and the compensation to physicians with contracted fees based upon a percentage of net revenue. In addition, during the six months ended April 30, 2006, Primedex recorded stock-based compensation expense of $0.2 million based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense included compensation expense for share-based payment awards granted prior to, but not yet vested as of October 31, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of SFAS 123. No stock-based compensation expense was recognized in the six months ended April 30, 2005.

Building And Equipment Rental

Building and equipment rental expenses increased $0.3 million for the six months ended April 30, 2006 when compared to the same period last year. The increase is primarily due to the addition of building rental expense for the new centers in Emeryville, Westlake and additional satellite facilities coupled with annual increases in base rentals from previously existing leased facilities.

General And Administrative Expenses

General and administrative expenses include billing fees, medical supplies, office supplies, repairs and maintenance, insurance, business tax and license, outside services, utilities, marketing, travel and other expenses. Many of these expenses are variable in nature. These expenses increased $1.5 million for the six months ended April 30, 2006 when compared to the same period last year. The increase is primarily due to the $8.8 million increase in net revenue and the related variable general and administrative expenses necessary to service the additional patient volume, and other expenses that are based upon a percentage of net revenue, including equipment maintenance. The equipment maintenance agreement fees increased from 3.50% of net revenue in fiscal 2005 to 3.62% of net revenue in fiscal 2006.

Depreciation And Amortization

Depreciation and amortization decreased by $0.6 million for the six months ended April 30, 2006 when compared to the same period last year. The decrease was primarily the result of decreases in capital expenditures in the six months ended April 30, 2006 compared to the same period last year. During the six months ended April 30, 2005, Primedex purchased property and equipment of $1.9 million and entered into new capital leases of approximately $4.8 million. During the same period this year, Primedex purchased property and equipment of $3.2 million and entered into new capital leases of approximately $0.4 million.

Provision For Bad Debt

The $0.9 million increase in the provision for bad debt for the six months ended April 30, 2006 when compared to the same period last year was primarily a result of the $8.8 million increase in net revenue during the same period coupled with an increase in bad debt as a percentage of net revenue due to the write-off of older accounts receivable, including accounts receivable on external third-party billing systems, to collection.

Loss On Disposal Of Equipment, Net

The $0.7 million net loss on the disposal of equipment for the six months ended April 30, 2005 was primarily due to the trade-in of an MRI and replacing the equipment with an enhanced machine which improved throughput and volume demands at one of Primedex’s Tarzana facilities.

Interest Expense

Interest expense for the six months ended April 30, 2006 increased $0.5 million when compared to the same period last year. The increase was primarily due to the restructuring of Primedex’s line of credit, notes payable and capital lease obligations in March 2006 and the financing of an additional $5.6 million in transaction fees coupled with a slightly higher weighted average interest rate during the period.

Loss (Gain) On Debt Extinguishments, Net

In the six months ended April 30, 2005, Primedex recognized gains from extinguishments of debt for $0.5 million for the write-off of certain notes payable past statute for $475,000 and the settlement of other notes payable at a discount of $40,000. During the six months ended April 30, 2006, due to the March 2006 debt restructuring, Primedex recognized a net loss on extinguishment of debt of $2.1 million that is comprised of a gain of $2.1 million for a discount on notes payable, $2.1 million in pre-payment penalties, and $2.1 million for the write-off of capitalized debt issue costs.

Other Income

In the six months ended April 30, 2005, Primedex earned other income of $0.1 million. During the six months ended April 30, 2005, Primedex recognized gains from write-off of liabilities previously expensed in fiscal 2004 for approximately $62,000, deferred rental income of $45,000, and record copy income of $24,000. Primedex had no other income during the six months ended April 30, 2006.

Other Expense

In the six months ended April 30, 2005 and 2006, Primedex incurred other expenses of $25,000 and $0.8 million, respectively. During the six months ended April 30, 2005, Primedex recognized losses on the write-off of other assets of $25,000. During the six months ended April 30, 2006, Primedex recorded expenses of $0.8 million which are comprised of the $0.5 million settlement with Broadstream and related legal fees.

Year Ended October 31, 2005 Compared To The Year Ended October 31, 2004

During fiscal 2005, Primedex continued its efforts to enhance its operations and expand its network, while improving its financial position and significantly reducing its net loss. Primedex’s results for fiscal 2005 were aided by the opening and integration of new facilities in prior periods, increases in PET volume, and improvements in reimbursement from managed care capitated contracts and other payors. As a result of these factors and the other matters discussed below, Primedex experienced an increase in income from operations of $4.1 million.

During fiscal 2005, Primedex made more progress in solidifying its financial condition. Effective November 30, 2004, Primedex issued $4 million in principal amount of notes to Post and Post repurchased the DVI affiliate’s line of credit facility with the residual funds utilized by Primedex as working capital. The new note payable has monthly interest only payments at 12% per annum until its maturity in July 2008. In addition, Post acquired $15.2 million of its notes payable from an affiliate of DVI and the indebtedness was restructured by Post and Primedex. The new note payable has monthly interest only payments at 11% per annum until its maturity in June 2008. The assignment of the note payable to Post will not result in any actual total dollar savings to Primedex over the term of the new obligation, but it will defer cash flow outlays of approximately $1.3 million per year until maturity. See “Financial Condition - Liquidity and Capital Resources.”

Net Revenue

Net revenue from continuing operations for fiscal 2005 was $145.6 million compared to $137.3 million for fiscal 2004, an increase of approximately $8.3 million, or 6.0%. The largest net revenue increases were at the following facilities:

	Fiscal 05 Increase	%
Orange (4 sites)	$2,383,000	17.6%
Tarzana (2 sites)	$1,775,000	24.2%
Palm Springs (5 sites)	$1,618,000	21.7%
Temecula (4 sites)	$1,366,000	21.9%

Orange’s and Palm Springs’ net revenue increases were primarily due to increased patient volume, improved contracting and increases in reimbursement from its managed care capitated payors. Temecula’s net revenue increase was primarily due to the return of a managed care capitated contract and the opening of an additional facility in Murrieta providing MRI, CT, PET, nuclear medicine and X-ray services in December 2004. Tarzana’s net revenue increase was primarily due to increased PET volume with the hiring of a new physician and the upgrade of one of its MRI machines that increased throughput and patient volume.

Managed care capitated payor revenue increased from 25% of net revenue, or approximately $34 million, to 26% of net revenue, or approximately $38 million, for the years ended October 31, 2004 and 2005, respectively. Primedex has been successful in retaining existing contracts while obtaining increases in reimbursement from the payors coupled with receiving increases in co-payments from the individual patients upon service. Primedex anticipates maintaining a similar mix of managed care capitated payor business in fiscal 2006.

Operating Expenses

Operating expenses from continuing operations for fiscal 2005 increased approximately $4.2 million, or 3.3%, from $127.5 million in fiscal 2004 to $131.7 million in fiscal 2005. The following table sets forth its operating expenses for fiscal 2004 and 2005 (dollars in thousands):

	Year Ended October 31,
	2004	2005
Salaries and professional reading fees	$64,932	$66,674
Building and equipment rental	7,804	7,919
General administrative expenses	33,092	34,419
Total operating expenses	105,828	109,012
Depreciation and amortization	17,762	17,101
Provision for bad debt	3,911	4,929
Loss on disposal of equipment, net	—	696

Salaries and Professional Reading Fees

Salaries and professional reading fees increased $1.7 million from fiscal 2004 to 2005. The majority of the increase is due to the increase in net revenue from $137.3 million to $145.6 million in fiscal 2004 and 2005, respectively. In addition to the hiring of additional employees to staff two new centers in Murrieta and Westlake, California, professional fees increased at certain sites due to contracts where compensation to the professionals is based upon a percentage of net revenue.

Building and Equipment Rental

Building and equipment rental expenses increased $0.1 million in fiscal year 2005 when compared to the same period last year. The increase is primarily due to cost of living rental increases within existing building lease agreements and the addition of new facilities and the related rental expense.

General and Administrative Expenses

General and administrative expenses include billing fees, medical supplies, office supplies, repairs and maintenance, insurance, business tax and license, outside services, utilities, marketing, travel and other expenses. Many of these expenses are variable in nature. These expenses increased $1.3 million, or 4.0%, in fiscal 2005 compared to the previous period primarily due to the increase in net revenue. The largest fiscal 2005 increases were expenditures for billing fees and medical supplies that increased $711,000 and $635,000, respectively, when compared to the same period last year.

Depreciation and Amortization

Depreciation and amortization decreased by $0.7 million in fiscal year 2005 when compared to the same period last year. The primary reason for the decrease is the reduction in capital expenditures. During fiscal 2004 and 2005, capital expenditures were $13.1 million and $8.8 million, respectively.

Provision For Bad Debt

The $1 million increase in provision for bad debt was primarily a result of increased net revenue and the increase in bad debts as a percentage of net revenue from 2.8% to 3.4% in fiscal 2004 and 2005, respectively. The bad debt percentage increased due to maturing accounts receivable and the faster write-off of slower-paying receivables to collection agencies to expedite cash receipts and accounts receivable turnover.

Loss On Disposal of Equipment, Net

The $0.7 million increase in losses on disposal of equipment is primarily due to the trade-in and upgrade of an MRI at its Tarzana Advanced facility that was initiated to improve the existing equipment increasing throughput and patient volume at the site.

Interest Expense

Interest expense for fiscal 2005 increased approximately $0.2 million, or 1.2%, from the same period in fiscal 2004. Interest expense is primarily from its outstanding notes payable and capital lease obligations, subordinated bond debentures, related party payables and its outstanding line of credit.

Other Income

In fiscal 2004 and 2005, Primedex earned other income of $0.2 million and $0.9 million, respectively, principally comprised of sublease income, medical record copying income, deferred rent income, other income related to write-offs of liabilities and business interruption and insurance refunds. During fiscal 2005, Primedex had gains on the settlement of debt of approximately $0.7 million.

Other Expense

In fiscal 2004 and 2005, Primedex incurred other expense of $1.7 million and $0.3 million, respectively, principally comprised of write-offs of miscellaneous receivables and other assets, losses on disposal of equipment, forgiveness of notes, losses on the sale or disposal of assets, and costs related to bond offerings and debt restructures. During fiscal 2004, Primedex incurred approximately $1.6 million of legal and professional service costs related to its earlier attempts to solidify financing and the related bond offering that was not completed.

Income Tax Expense

In fiscal 2004, Primedex increased the valuation allowance for the net deferred tax asset by $5.2 million due to its recurring losses from continuing operations over the prior three fiscal years. In fiscal 2005, the valuation allowance was fully reserved.

Minority Interest In Earnings of Subsidiaries

Minority interest in earnings of subsidiaries represents the minority investors’ 25% share of the income from the Burbank Advanced Imaging Center LLC and 25% share of the Rancho Bernardo Advanced LLC for the period. Both center’s residual interests were purchased by Primedex in September and July 2004, respectively. Primedex now owns 100% of all its locations and its minority interest liabilities have been eliminated. Minority interest expense was $351,000 in fiscal 2004.

Year Ended October 31, 2004 Compared To The Year Ended October 31, 2003

During fiscal 2004, Primedex continued its efforts to enhance its operations and expand its network, while improving its financial position and cash flows. Primedex’s results for fiscal 2004 were affected by the opening and integration of new facilities and the closure of underperforming operations, the increase in the valuation allowance for net deferred tax assets of $5.2 million, the expenses involved with a bond offering which did not materialize, the slower than expected improvements in net revenue at Beverly Tower, and its continuing focus on controlling operating expenses. As a result of these factors and the other matters discussed below, Primedex experienced a decrease in income from operations of $2.6 million and an increase in net loss from continuing operations of $9.1 million.

Also during fiscal 2004, Primedex made significant progress in solidifying its financial condition. Primedex restructured the majority of its existing notes and capital lease obligations consolidating balances, extending terms and improving future net cash flows for debt service, and Primedex restructured its working capital line with a new lender, Wells Fargo Foothill. Net cash used by financing activities changed from $20.3 million in fiscal 2003 to $13.3 million in fiscal 2004, and its working capital deficit improved from $44.6 million in fiscal 2003 to $32.2 million in fiscal 2004. At the same time, however, net cash provided by operating activities decreased in fiscal 2004.

Net Revenue

Net revenue from continuing operations for fiscal 2004 was $137.3 million compared to $140.3 million for fiscal 2003, a decrease of approximately $3.0 million, or 2.1%. Of the net revenue decrease, $1.4 million is attributable to two facilities, La Habra and North County, which were closed in fiscal 2003 and 2004, respectively. The decrease was offset by $0.4 million in net revenue from one facility, Rancho Bernardo, which opened in December 2002. Primedex’s same store facilities’, which Primedex defines as facilities open two years or more, net revenue in 2003 and 2004 was $137.7 million and $135.8 million, respectively. The same store facilities’ net revenue was affected by a $3.4 million decrease in net revenue at its Beverly Tower facilities over the same period. The decreases in net revenue at its Beverly Tower facilities were attributable to disruptions arising from the dispute described under “Significant Events - Termination of Contract with Tower Imaging Medical Group, Inc.” Exclusive of Beverly Tower, its same store facilities had an increase in net revenue of approximately $1.4 million from fiscal 2003 to fiscal 2004. Primedex presents same store facilities as those open two years or more because Primedex believes that this presentation eliminates the effect of facilities opened only a partial year.

Managed care capitated payor revenue increased from 22% of net revenue, or approximately $31 million, to 25% of net revenue, or approximately $34 million, for the years ended October 31, 2003 and 2004, respectively. Primedex has been successful in retaining existing contracts while obtaining increases in reimbursement from the payors coupled with receiving increases in co-payments from the individual patients upon service. Primedex anticipates maintaining a similar mix of managed care capitated payor business in fiscal 2005 due to increases in reimbursement from existing payors, offset by expected decreases in contracts that will not be renewed.

Operating Expenses

Operating expenses from continuing operations for fiscal 2004 decreased approximately $0.4 million, or 0.3%, from $127.9 million in fiscal 2003 to $127.5 million in fiscal 2004. The decrease includes $1.4 million of net operating expenses related to two facilities, La Habra and North County, which were closed during the last two fiscal years. This was offset by $0.1 million for Rancho Bernardo which opened in December 2002.

The following table sets forth its operating expenses for fiscal 2003 and 2004 (dollars in thousands):

	Year Ended October 31,
	2003	2004
Salaries and professional reading fees	$62,454	$64,932
Building and equipment rental	9,375	7,804
General administrative expenses	34,249	33,092
Total operating expenses	106,078	105,828
Depreciation and amortization	16,874	17,762
Provision for bad debt	4,944	3,911

Salaries and Professional Reading Fees

Salaries and professional reading fees increased $2.5 million from fiscal 2003 to 2004. The amount is net of $0.4 million relating to two closed facilities, La Habra and North County, and one new facility, Rancho Bernardo, which opened in December 2002. For its same store facilities, salaries increased $2.2 million and professional reading fees decreased $0.7 million from fiscal 2003 to fiscal 2004. The $0.7 million improvement in same store professional reading fees was due to changes in the fee arrangement at its Beverly Tower facilities. In October 2003, the radiologists, who had previously been compensated based on a percentage of net revenue, were eliminated and those physicians rehired by BRMG are now paid a fixed salary. See “Significant Events - Termination of Contract with Tower Imaging Medical Group, Inc.” For fiscal 2003 and 2004, professional reading fees at Beverly Tower were $3.9 million and $2.9 million, respectively.

The $2.2 million increase in salaries is due to the higher costs associated with recruiting and retaining key personnel, the hiring of a chief financial officer, the solidifying of Beverly Tower’s non physician staff due to the disruption in October 2003, the hiring of physician assistants, and the costs of additional personnel necessary to open additional satellite locations and the build-out of a new center in Murrieta.

Building and Equipment Rental

Building and equipment rental expenses decreased $1.6 million in fiscal year 2004 when compared to the same period last year. The decrease is primarily due to the elimination of equipment operating leases including GE operating leases which were converted into $6 million in capital leases in November 2003, and $250,000 for Toshiba MR equipment which was converted into a capital lease in April 2004. During fiscal 2003 and 2004, Primedex had equipment rental expenses of $2.2 million and $0.3 million, respectively.

General and Administrative Expenses

General and administrative expenses include billing fees, medical supplies, office supplies, repairs and maintenance, insurance, business tax and license, outside services, utilities, marketing, travel and other expenses. Many of these expenses are variable in nature. These expenses decreased $1.2 million, or 3.4%, in fiscal 2004 compared to the previous period primarily due to the decrease in net revenue. In addition, general and administrative expenses decreased $0.4 million for two facilities which were closed during the last two fiscal periods, offset by one center which was opened in December 2002.

Depreciation and Amortization

Depreciation and amortization increased by $0.9 million in fiscal year 2004 when compared to the same period last year. The increase was primarily due to the conversion of $6.2 million in equipment operating leases into capital leases during fiscal 2004 coupled with a full-year’s amortization of the Tower tradename purchased in October 2003 for $1.5 million and amortized over 10 years.

Provision For Bad Debt

The $1 million decrease in provision for bad debt was primarily a result of decreased bad debt write-offs, the improvement in billing and collections with the conversion to a single internal system, increased capitation business which has no bad debt, decreased net revenue, and no significant payor dissolutions in fiscal 2004.

Interest Expense

Interest expense for fiscal 2004 decreased approximately $0.7 million, or 3.7%, from the same period in fiscal 2003. The decrease was primarily due to the consolidation and restructuring of notes payable and capital lease obligations with new terms and interest rates.

Other Income

In fiscal 2003 and 2004, Primedex earned other income of $0.6 million and $0.2 million, respectively, principally comprised of sublease income, record copy income, deferred rent income, other income related to write-offs of liabilities and business interruption and insurance refunds. During fiscal 2004, Primedex had no write-offs of liabilities nor business interruption or insurance refunds.

Other Expense

In fiscal 2003 and 2004, Primedex incurred other expense of $0.3 million and $1.7 million, respectively, principally comprised of write-offs of miscellaneous receivables and other assets, losses on disposal of equipment, forgiveness of notes, losses on the sale or disposal of assets, and costs related to bond offerings and debt restructures. During fiscal 2004, Primedex incurred approximately $1.6 million of legal and professional service costs related to its earlier attempts to solidify financing and the related bond offering that was not completed.

Income Tax Expense

In fiscal 2004, Primedex increased the valuation allowance for the net deferred tax asset by $5.2 million due to its recurring losses from continuing operations over the last three fiscal years.

Minority Interest In Earnings of Subsidiaries

Minority interest in earnings of subsidiaries represents the minority investors’ 25% share of the income from the Burbank Advanced Imaging Center LLC and 25% share of the Rancho Bernardo Advanced LLC for the period. The residual interests of both centers were purchased by Primedex in September and July 2004, respectively. Primedex now owns 100% of all its locations and its minority interest liabilities have been eliminated. Minority interest in earnings of subsidiaries increased $250,000 in fiscal 2004 compared to the same period in the prior period primarily due to the earnings incurred by Rancho Bernardo.

Discontinued Operation

The income from operations of Westchester was $0.3 million for fiscal 2003. Net revenue was $2.2 million for fiscal 2003. Effective March 31, 2003, Primedex sold its 50% share of Westchester to its joint venture partner for $3 million. As part of the transaction, Primedex acquired 100% of the accounts receivable generated through March 31, 2003 for $1.3 million and reimbursed Westchester $0.3 million, which represented 50% of the remaining liabilities, resulting in net cash proceeds of approximately $1.4 million. Primedex recognized a gain on the transaction of approximately $2.9 million in fiscal 2003.

Summary of Operations By Quarter

The following table presents unaudited quarterly operating results for each of its last eight fiscal quarters. Primedex believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the consolidated financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.

STATEMENT OF OPERATIONS DATA
(dollars in thousands)

	2004 Quarter Ended				2005 Quarter Ended
	Jan 31	Apr 30	Jul 31(1)	Oct 31(2)	Jan 31	Apr 30	Jul 31	Oct 31
Net revenue	$34,047	$35,853	$33,900	$33,477	$34,110	$35,190	$36,178	$40,094
Operating expenses	31,086	32,774	32,820	30,821	32,097	32,059	31,979	35,603
Total other expense	4,265	4,965	5,363	4,173	4,211	3,727	4,236	4,796
Income tax expense	—	—	—	5,235	—	—	—	—
Net income (loss)	(1,305)	(1,897)	(4,517)	(6,857)	(2,198)	(596)	(37)	(304)
Basic earnings per share:
Basic net loss per share	(.03)	(.05)	(.11)	(.16)	(.05)	(.02)	—	(.01)
Diluted earnings per share:
Diluted net loss per share	(.03)	(.03)	(.11)	(.16)	(.05)	(.02)	—	(.01)

(1)                                  Includes costs related to some of its earlier attempts to solidify financing and the related bond offering that was not completed including $660,000 in professional and legal fees and $555,000 in interest expense.

(2)                                  Includes $5.2 million of expense for the increase in the valuation allowance for the net deferred tax asset.

Financial Condition

Liquidity And Capital Resources

Primedex had a working capital deficit of $4.3 million at April 30, 2006 compared to a $143.4 million deficit at October 31, 2005, and had losses from operations of $2.7 million and $0.6 million during the three months ended April 30, 2006 and 2005, respectively, and had losses from operations of $3.2 million and $2.8 million for the six months ended April 30, 2006 and 2005, respectively. Primedex also had a stockholders’ deficit of $73.5 million at April 30, 2006 compared to a $70.6 million deficit at October 31, 2005.

The working capital deficit increased as of October 31, 2005 due to the reclassification of approximately $109 million in notes and capital lease obligations as current liabilities expected to be refinanced. Primedex was subject to financial covenants under its debt agreements and believed it may have been unable to continue to be in compliance with its existing financial covenants during fiscal 2006. As such, the associated debt was reclassified as a current liability.

Effective March 9, 2006, Primedex completed the issuance of a $161 million senior secured credit facility that it used to refinance substantially all of its existing indebtedness (except for $16.1 million of outstanding subordinated debentures and approximately $5 million of capital lease obligations). Primedex incurred fees and expenses for the transaction of approximately $5.6 million. Debt issue costs are being amortized on a straight-line basis over 65 months and are included in other assets. In addition, Primedex recorded a net loss on extinguishments of debt of $2.1 million, which includes $1.2 million in pre-payment penalty fees that are unpaid as of April 30, 2006 and classified as accrued expenses under current liabilities. The facility provides for a $15 million five-year revolving credit facility, an $86 million term loan due in five years and a $60 million second lien term loan due in six years. The loans are subject to acceleration on December 27, 2007, unless Primedex has made arrangements to discharge or extend its outstanding subordinated debentures by that date. Primedex intends to retire the subordinated debentures prior to their due date of June 30, 2008. Under the terms and conditions of the new Second Lien Term Loan, subject to achieving certain leverage ratios, Primedex has the right to raise up to $16.1 million in additional funds as part of the Second Lien Term Loan for the purposes of redeeming the subordinated debentures. Additionally, under the current facilities, Primedex has the ability to pursue other funding sources to refinance the subordinated debentures. The loans are payable interest only monthly except for the $86 million term loan that requires amortization payments of 1.0% per annum, or $860,000, paid quarterly.

The revolving credit facility and the $86 million term loan bear interest at a base rate (“base rate” means corporate loans posted by at least 75% of the nation’s 30 largest banks as quoted by the Wall Street Journal) plus 2.5%, or at Primedex’s election, the LIBOR rate plus 4.0% per annum, payable monthly. Primedex has elected the LIBOR plus 4% per annum interest rate on this facility. The $60 million second lien term loan bears interest at the base rate plus 7%, or at Primedex’s election, the LIBOR rate plus 8.5% per annum, payable monthly. The $86 million term loan includes amortization payments of 1.0% per annum, payable in quarterly installments of $215,000. Upon the close of the refinancing on March 9, 2006, Primedex utilized approximately $1.5 million of the new $15 million revolving credit facility.

As part of the refinancing, Primedex was required to swap at least 50% of the aggregate principal amount of the facilities to a floating rate within 90 days of the close of the agreement on March 9, 2006. On April 11, 2006, effective April 28, 2006, on $73 million (one half of Primedex’s First and Second Lien Term Loans of $146.0 million), Primedex entered into an interest rate swap fixing the LIBOR rate of interest at 5.47% for a period of three years. Previously, the interest rate on the $73.0 million was based upon a spread over LIBOR which floats with market conditions. In addition, as a requirement of the deal, 75% of Primedex’s excess cash flow is to be used to repay principal on the $86 million term loan once per year within 105 days after its fiscal year end. Excess cash flow is defined as earnings before interest, taxes, depreciation and amortization plus decreases in working capital and extraordinary gains minus: (i) capital expenditures; (ii) interest expense; (iii) scheduled principal payments on existing debt; (iv) income taxes; (v) increases in working capital; (vi) extraordinary losses; (vii) voluntary prepayments of the $86 million term loan; (vii) and amounts paid for acquisitions.

Under the new facility, Primedex is subject to various financial covenants including a limitation on capital expenditures, maximum days sales outstanding, minimum fixed charge coverage ratio, maximum leverage ratio and maximum senior leverage ratio. Availability under Primedex’s $15 million revolving credit facility is governed by the margins calculated under the maximum senior leverage ratio and maximum total leverage ratio covenants. Borrowings under the historical Bridge credit facility were calculated from a formula based upon Primedex’s net eligible accounts receivable. As of April 30, 2006, Primedex had approximately $12.7 million of availability. As a result of the completed financing, Primedex was able to reclassify the majority of its notes and capital lease obligations as noncurrent as of April 30, 2006 and improve its working capital significantly.

Primedex operates in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations. In addition to operations, Primedex requires significant amounts of capital for the initial start-up and development expense of new diagnostic imaging facilities, the acquisition of additional facilities and new diagnostic imaging equipment, and to service its existing debt and contractual obligations. Because Primedex’s cash flows from operations have been insufficient to fund all of these capital requirements, Primedex has depended on the availability of financing under credit arrangements with third parties. Historically, Primedex’s principal sources of liquidity have been funds available for borrowing under its existing lines of credit, now with General Electric Capital Corporation. Primedex finances the acquisition of equipment mainly through capital and operating leases. As of April 30, 2006 and October 31, 2005, Primedex’s line of credit liabilities were $2.3 million and $13.3 million, respectively.

During the second quarter of fiscal 2006, Howard G. Berger, M.D., Primedex’s president, director and largest shareholder had outstanding advances to Primedex of $2,605,000. Primedex’s obligation to Dr. Berger was repaid as part of the March 9, 2006 refinancing.

The interim disclosures regarding liquidity and capital resources should be read in conjunction with the consolidated financial statements and related notes thereto contained in Primedex’s Annual Report of Form 10-K for the year ended October 31, 2005.

Primedex’s business strategy with regard to operations will focus on the following:

•                  maximizing performance at Primedex’s existing facilities;

•                  focusing on profitable contracting;

•                  expanding MRI and CT applications;

•                  optimizing operating efficiencies; and

•                  expanding Primedex’s networks.

Due to the March 9, 2006 refinancing, Primedex will be able to use the cash savings generated from the deferral of required principal payments on notes payable and capital lease obligations of approximately $1.2 million per month to invest in the infrastructure and to pursue future growth opportunities.

Primedex’s ability to generate sufficient cash flow from operations to make payments on its debt and other contractual obligations will depend on its future financial performance. A range of economic, competitive, regulatory, legislative and business factors, many of which are outside of Primedex’s control, will affect its financial performance. Taking these factors into account, including Primedex’s historical experience and its discussions with its lenders to date, although no assurance can be given, Primedex believes that through implementing its strategic plans and continuing to restructure its financial obligations, Primedex will obtain sufficient cash to satisfy its obligations as they become due in the next twelve months.

Sources And Uses Of Cash

There was no change in cash for the six months ended April 30, 2006 and 2005, respectively.

Cash provided by operating activities for the six months ended April 30, 2006 was $6.3 million compared to $3 million for the same period in 2005, an increase of $3.3 million. The primary reason for the increase in cash provided by operating activities was due to net noncash expenses from early extinguishments of debt related to the March 2006 debt restructuring of approximately $2 million. In addition, interest accrued but unpaid for the six months ended April 30, 2006 and 2005 was $1.6 million and $0.4 million, respectively, an increase of $1.2 million. The increase was primarily due to interest that was not paid but was accrued in the restructured notes payable.

Cash used by investing activities for the six months ended April 30, 2006 was $3.5 million compared to $1.8 million for the same period in 2005. For the six months ended April 30, 2006 and 2005, Primedex purchased property and equipment for approximately $3.3 million and $1.9 million, respectively. During the six months ended April 30, 2005, Primedex received proceeds from the sale of equipment of $65,000. During the six months ended April 30, 2006, Primedex invested $0.2 million in a PET center.

Cash used for financing activities for the six months ended April 30, 2006 was $2.8 million compared to $1.2 million for the same period in 2005. For fiscal 2006 and 2005, Primedex made principal payments on capital leases and notes payable of $5.4 million and $5.0 million, respectively, and received proceeds from borrowings on lines of credit and notes payable of approximately $1 million and $5.3 million, respectively. In addition, as part of the March 2006 debt restructuring, Primedex repaid existing debt of $141.2 million and debt issue costs of $5.6 million with proceeds from borrowings on notes payable of $146.5 million and cash. During the six months ended April 30, 2006, Primedex increased its cash disbursements in transit by $2 million. During the six months ended April 30, 2005, Primedex made payments on lines of credit of $1.2 million and reduced its cash disbursements in transit by $0.2 million.

Contractual Commitments

Primedex’s future obligations for notes payable, equipment under capital leases, lines of credit, subordinated debentures, equipment and building operating leases and purchase and other contractual obligations for the next five years and thereafter include (dollars in thousands):

For the twelve months ended April 30,

	2007	2008	2009	2010	2011	Thereafter	Total
Notes payable	$860	$860	$144,065	$			$145,785
Capital Lease*	2,255	1,550	1,385	887	—	—	6,077
Line of Credit	—	—	2,289	—	—	—	2,289
Subordinated debentures	—	—	16,147	—	—	—	16,147
Operating Leases (1)	8,284	7,671	7,443	7,461	7,424	62,287	100,570
Purchase obligations (2)	1,250	—	—	—	—	—	1,250

Total (3)	$12,649	$10,081	$171,329	$8,348	$7,424	$62,287	$272,118

*      Includes interest.

(1)                                  Includes all existing options to extend lease terms.

(2)                                 Includes a three-year obligation to purchase imaging film from Fuji. Primedex must purchase an aggregate of $7.5 million of film at a rate of approximately $2.5 million per year over the term of the agreement.

(3)                                  Does not include Primedex’s obligation under its maintenance agreement with GE Medical Systems described below.

In addition, Primedex has an arrangement with GE Medical Systems under which it has agreed to be responsible for the maintenance and repair of the majority of its equipment for a fee that is based upon a percentage of its revenue, subject to a minimum payment. Net revenue is reduced by the provision for bad debt, mobile PET revenue and other professional reading service revenue to obtain adjusted net revenue. The fiscal 2005 annual service fee was the higher of 3.50% of Primedex’s adjusted net revenue, or $4,970,000. The fiscal 2006 annual service rate is the higher of 3.62% of its adjusted net revenue, or $5,393,800. For the fiscal years 2007, 2008 and 2009, the annual service fee will be the higher of 3.62% of Primedex’s adjusted net revenue, or $5,430,000. Primedex believes this framework of basing service costs on usage is an effective and unique method for controlling its overall costs on a facility-by-facility basis.

Critical Accounting Estimates

Primedex’s discussion and analysis of financial condition and results of operations are based on its consolidated financial statements that were prepared in accordance with generally accepted accounting principles, or GAAP. Management makes estimates and assumptions when preparing financial statements. These estimates and assumptions affect various matters, including:

•                  Primedex’s reported amounts of assets and liabilities in its consolidated balance sheets at the dates of the financial statements;

•                  Primedex’s disclosure of contingent assets and liabilities at the dates of the financial statements; and

•                  Primedex’s reported amounts of net revenue and expenses in its consolidated statements of operations during the reporting periods.

These estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management’s control. As a result, actual amounts could materially differ from these estimates.

The Securities and Exchange Commission, or SEC, defines critical accounting estimates as those that are both most important to the portrayal of a company’s financial condition and results of operations and require management’s most difficult, subjective or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. In Note 2 to its consolidated financial statements, Primedex discusses its significant accounting policies, including those that do not require management to make difficult, subjective or complex judgments or estimates. The most significant areas involving management’s judgments and estimates are described below.

Revenue Recognition

Revenue is recognized when diagnostic imaging services are rendered. Revenue is recorded net of contractual adjustments and other arrangements for providing services at less than established patient billing rates. Primedex estimates contractual allowances based on the patient mix at each diagnostic imaging facility, the impact of managed care contract pricing and historical collection information. Primedex operates 61 facilities, each of which has multiple managed care contracts and a different patient mix. Primedex reviews the estimated contractual allowance rates for each diagnostic imaging facility on a monthly basis. Primedex adjusts the contractual allowance rates, as changes to the factors discussed above become known. Depending on the changes Primedex makes in the contractual allowance rates, net revenue may increase or decrease.

Accounts Receivable

Substantially all of Primedex’s accounts receivable are due under fee-for-service contracts from third party payors, such as insurance companies and government-sponsored healthcare programs, or directly from patients. Services are generally provided pursuant to one-year contracts with healthcare providers. Receivables generally are collected within industry norms for third-party payors. Primedex continuously monitors collections from its clients and maintain an allowance for bad debts based upon any specific payor collection issues that Primedex has identified and its historical experience. For fiscal 2003, 2004 and 2005 its provision for bad debts as a percentage of net revenue was 3.5%, 2.8% and 3.4% respectively.

Deferred Tax Assets

Primedex evaluates the realizability of the net deferred tax assets and assess the valuation allowance periodically. If future taxable income or other factors are not consistent with its expectations, an adjustment to its allowance for net deferred tax assets may be required. Even though Primedex expects to utilize its net operating loss carry forwards in the future, the last three fiscal year losses and available evidence cause the valuation of its net deferred tax assets to be uncertain in the near term. As of October 31, 2005, Primedex has fully allowed for its net deferred tax assets.

Valuation of Goodwill and Long-Lived Assets

Primedex’s net goodwill at October 31, 2005 was $23.1 million. Goodwill is recorded as a result of its acquisition of operating facilities. The operating facilities are grouped by region into reporting units. Primedex evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, Goodwill and Other Intangible Assets. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which uses comparable market data. If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.

Primedex’s long-lived assets at October 31, 2005 consist of net property and equipment of $68.1 million and other net intangible assets of $1.2 million. Primedex evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. An asset is considered impaired if its carrying amount exceeds the future net cash flow the asset is expected to generate. If such asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair market value. Primedex assess the recoverability of its long-lived and intangible assets by determining whether the unamortized balances can be recovered through undiscounted future net cash flows of the related assets. For each of the three years in the period ended October 31, 2005, Primedex recorded no impairment of goodwill or property and equipment. However, if its estimates or the related assumptions change in the future, Primedex may be required to record impairment charges to reduce the carrying amount of these assets.

Recent Events

On April 4, 2006, Primedex settled a claim with Broadstream for $500,000. This claim arose in connection with a financing agreement Primedex entered into with a third party. James Goldfarb, a partner of Broadstream Capital Partners, LLC, or Broadstream, and once a member of Primedex’s board of directors, arranged a meeting between it and a third party to discuss the third party financing the purchase of a portion of Primedex’s debt owed to DVI Financial Services, which had filed for bankruptcy. Goldfarb alleged that, on behalf of Broadstream, he entered into an oral agreement with Primedex under which Primedex owed Broadstream a “finder’s fee” for setting up this meeting. Broadstream filed suit against Primedex, and Howard G. Berger, M.D., Primedex’s president, for damages. Pursuant to the settlement, Primedex agreed to pay to Broadstream $500,000 payable over a one and one-half year period.

Primedex is engaged from time to time in the defense of lawsuits arising out of the ordinary course and conduct of its business. Primedex believes that the outcome of its current litigation will not have a material adverse impact on its business, financial condition and results of operations. However, Primedex could be subsequently named as a defendant in other lawsuits that could adversely affect Primedex.

On July 6, 2006, Primedex entered into an agreement and plan of merger for the acquisition of Radiologix, Inc. by Primedex through the merger of a wholly-owned subsidiary of Primedex with and into Radiologix. Upon successful completion of the merger, Radiologix stockholders will receive a combination of cash and Primedex common stock in exchange for their shares of Radiologix common stock.  Pursuant to the merger, Radiologix stockholders will receive aggregate consideration of 22,621,922 shares of Primedex common stock and $42,950,000 in cash. Based upon the August 17, 2006 closing price of Primedex common stock of $1.57, each Radiologix stockholder would receive $1.85 in cash for each Radiologix share, plus one share of Primedex common stock for total consideration valued at $.42 per share. The merger agreement also provides Primedex the option to elect to reduce the share consideration by up to 3.5 million shares and to increase the cash consideration by $2 per share, provided that Primedex advises Radiologix of its election prior to the mailing of this proxy statement.  Upon completion of the merger, we estimate that, subject to adjustment as described above, Radiologix’s former stockholders will own approximately 34.9% of the then-outstanding shares of Primedex common stock, based on the number of shares of Radiologix and Primedex common stock outstanding on August 17, 2006.  Primedex’s stockholders will continue to own their existing shares.  In connection with the proposals set forth in this joint proxy statement/prospectus, Primedex stock may be subject to transfer restrictions which are necessary to preserve Primedex’s unrestricted use of its net operating loss carry-forwards.

Primedex has signed a commitment letter with GE Commercial Finance Healthcare Financial Services for a $405 million senior secured credit facility. The facility is expected to be used to finance the merger, to refinance existing indebtedness, to pay transaction costs and expenses relating to the merger and the credit facility and to provide financing for working capital needs post-merger. Consummation of the financing is a condition to the closing of the merger.  The facility will consist of a revolving credit facility of up to $45 million, a $225 million term loan and a $135 million second lien term loan.  The revolving credit facility will have a term of five years, the term loan will have a term of six years and the second lien term loan will have a term of seven years.  Interest is payable on all loans initially at an Index Rate plus the Applicable Margin, as defined.  The Index Rate is initially a floating rate equal to the higher of the rate quoted from time to time by The Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s largest 30 banks” or the Federal Funds Rate plus 50 basis points.  The Applicable Margin on each of the revolving credit facility and the term loan is 2% and on the second lien term loan is 6%.  Primedex may, after a certain period, request that the interest rate instead be based on LIBOR plus the Applicable Margin, as defined.  It is anticipated that the credit facility will include customary covenants for a facility of this type, including minimum fixed charge coverage ratio, maximum total leverage ratio, maximum senior leverage ratio, limitations on indebtedness, contingent obligations, liens, capital expenditures, lease obligations, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, subordinated debt payments and modifications, loans and investments, transactions with affiliates, changes of control, and payment of consulting and management fees.  The credit facility will contain such conditions to funding as are customary for senior secured facilities of this type. See “The Merger – Financing of the Merger.”

Recent Accounting Pronouncements

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), Share-Based Payment, which was amended effective April 2005. The new rule requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued. Primedex will be required to apply Statement 123R as of the first annual reporting period starting after June 15, 2005, which is its first quarter beginning November 1, 2005. Primedex routinely uses share-based payment arrangements as compensation for its employees. During fiscal 2003, 2004 and 2005, had this rule been in effect, Primedex would have recorded the non-cash expense of $82,000, $379,000 and $341,000, respectively.

Determining Amortization Period For Leasehold Improvements

In June 2005, the EITF issued EITF Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” (“EITF 05-06”). EITF 05-06 provides that the amortization period for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase. The provisions of EITF 05-06 are effective on a prospective basis for leasehold improvements purchased or acquired beginning July 1, 2005. The adoption of EITF 05-06 during the three months ended October 31, 2005 did not have a material affect on the Company’s consolidated financial statements.

Exchanges Of Nonmonetary Assets

In December 2004, the FASB issued FASB Statement No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.” The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.” The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this standard is not expected to have a material impact on the consolidated financial statements.

Disclosures About Segments of An Enterprise and Related Information

In September 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 04-10, “Applying Paragraph 19 of FAS 131 in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.” The consensus states that operating segments that do not meet the quantitative thresholds can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria (a)-(e) listed in paragraph 17 of SFAS 131. The consensus was ratified by the FASB at their October 13, 2004 meeting. The effective date of the consensus in this issue has been postponed indefinitely at the November 17-18 EITF meeting. The Company does not anticipate a material impact on the financial statements from the adoption of this consensus.

Determining Whether To Report Discontinued Operations

In November 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, in Determining Whether to Report Discontinued Operations.” The consensus provides guidance in determining: (a) which cash flows should be taken into consideration when assessing whether the cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity, (b) the types of involvement ongoing between the disposal component and the entity disposing of the component that constitute continuing involvement in the operations of the disposal component, and (c) the appropriate (re)assessment period for purposes of assessing whether the criteria in Paragraph 42 have been met. The consensus was ratified by the FASB at their November 30, 2004 meeting and should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The Company does not anticipate a material impact on the financial statements from the adoption of this consensus.

Quantitative and Qualitative Disclosures About Market Risk

Primedex sells its services exclusively in the United States and receives payment for its services exclusively in United States dollars. As a result, Primedex’s financial results are unlikely to be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets.

The majority of Primedex’s interest expense is not sensitive to changes in the general level of interest in the United States because the majority of Primedex’s indebtedness has interest rates that were fixed when Primedex entered into the note payable or capital lease obligation. None of Primedex’s long-term liabilities have variable interest rates. Primedex’s credit facility, classified as a current liability on its financial statements, is interest expense sensitive to changes in the general level of interest because it is based upon the current prime rate plus a factor.

INFORMATION ABOUT RADIOLOGIX

Overview

Radiologix is a leading national provider of diagnostic imaging services through its ownership and operation of freestanding, outpatient diagnostic imaging centers. Radiologix utilizes sophisticated technology and technical expertise to perform a broad range of imaging procedures, such as MRI, CT, PET, nuclear medicine, ultrasound, mammography, DEXA, X-ray and fluoroscopy. As of August 18, 2006, Radiologix owned, operated or maintained an ownership interest in imaging equipment at 69 locations, with imaging centers located in 7 states, including primary operations in the Mid-Atlantic; the Bay Area, California; the Treasure Coast area, Florida; Northeast, Kansas; and the Finger Lakes (Rochester) and Hudson Valley areas of New York state. Radiologix offers multi-modality imaging services at 56 of its diagnostic imaging centers, which provide patients and referring physicians access to advanced diagnostic imaging services in one convenient location.

Radiologix also provides administrative, management and information services to certain radiology practices that provide professional services in connection with Radiologix’s diagnostic imaging centers and to hospitals and radiology practices with which Radiologix operates joint ventures. The services Radiologix provides leverage its existing infrastructure, and Radiologix believes the services improve the profitability, efficiency and effectiveness of the radiology practice or joint venture.

For the year ended December 31, 2005, Radiologix performed over 1.5 million diagnostic imaging procedures and generated service fee revenue of $251.4 million. In addition, Radiologix generated net cash flows from operating activities of $29.6 million for the year ended December 31, 2005.

Competitive Strengths/Business Strategy

Radiologix’s focus is on the following five goals:

•             Provide exceptional service

•             Increase market share

•             Enhance Radiologix’s partnership with physicians

•             Reduce denial rates

•             Build the best teams with the best people

Provide exceptional service

Radiologix provides a broad range of diagnostic imaging services within its primary operations. Radiologix’s 56 multi-modality centers enable Radiologix to offer one-stop shopping to payors, referring physicians and patients. In Radiologix’s experience, referring physicians and payors prefer to enter into relationships with diagnostic imaging providers that offer a broad spectrum of services at convenient locations, benefiting referring physicians and patients who require more than one type of diagnostic imaging procedure. From January 1, 2003 to December 31, 2005, Radiologix spent approximately $70.4 million on diagnostic imaging equipment and leasehold improvements to enhance Radiologix’s diagnostic imaging centers and increase the number of modalities offered per center. Radiologix continues to focus on enhancing Radiologix’s operations and increase procedure volume and revenue at its existing centers by:

•             expanding referring physician, hospital and payor relationships;

•             increasing patient referrals through targeted marketing efforts; and

•             leveraging Radiologix’s multi-modality offerings to increase the number of high-end procedures performed.

Increase market share

Radiologix has a concentrated presence in its primary operations, which enables Radiologix to offer patients, referring physicians and payors a higher degree of responsiveness and convenience than independent operators or hospitals and consequently drive organic growth. Radiologix provides flexible scheduling, convenient locations and expanded hours of operation, as well as the expeditious delivery of radiology reports to referring physicians. Radiologix’s primary operations, which include 66 imaging centers, generated 97% of Radiologix’s service fee revenue for the year ended December 31, 2005. Radiologix believes that payors contract with Radiologix because of its strong market presence, the high quality of its services and its ability to provide a single point of contact and centralized administration. In addition, its leading position enables Radiologix to increase its procedure volume, optimize equipment utilization, benefit from economies of scale in purchasing and negotiation of payor contracts and leverage Radiologix’s administrative and information technology infrastructure in its primary operations.

Enhance Radiologix’s partnership with physicians

In Radiologix’s primary operations, Radiologix contracts with leading radiology practices to provide professional radiology services in connection with its diagnostic imaging centers. Radiologix believes that its affiliation with these leading radiology practices enhances its reputation with referring physicians and their patients. Radiologix also provides administrative, management and information services to certain radiology practices. In light of an ongoing shortage of radiologists, Radiologix believes that its contractual relationships with large, established radiology practices are important to maintaining its high quality service.

Reduce denial rates

Radiologix’s revenue base comprises a diverse mix of payors, including managed care organizations, Medicare, Medicaid, private and other payors. For the year ended December 31, 2005, revenue generated at its diagnostic imaging centers consisted of 62% from managed care payors, 29% from Medicare and Medicaid, and 9% from private and other payors. In addition, Radiologix has experienced relatively stable pricing in most markets and across most modalities. In addition, Radiologix has further mitigated its exposure to unfavorable reimbursement trends by creating a list of the top five reasons that payors deny submitted claims and have developed best practices to address these reasons. As a result of these efforts, Radiologix reduced its denial rate from 10.9% in 2004 to 6.9% in 2005. This denial reduction effort will continue in 2006.

Build the best teams with the best people

Radiologix has a highly experienced management team lead by one of its founders, CEO Sami Abbasi. Radiologix’s senior management team has an average of approximately 20 years of healthcare services experience. Radiologix believes management has positioned Radiologix to (1) achieve disciplined volume and service fee revenue growth in its primary operations and (2) explore accretive acquisition and development opportunities.

To facilitate the achievement of the above goals, Radiologix has committed to spend approximately $7 million through the fourth quarter of 2006 to complete the implementation of a comprehensive Radiology Information System/Picture Archival Communications System (RIS/PACS) common platform among all its facilities. Radiologix refers to this initiative as its Radiologix Enhanced Workflow And Record Distribution or “REWARD” Program. Radiologix expects this program to significantly enhance operational efficiencies by: (1) standardizing processes and protocols across Radiologix, (2) automating, accelerating and simplifying workflow, (3) improving the capture of front-end data including billing and patient scheduling information, (4) providing more timely digitized images and records to referring physicians, and (5) reducing film and storage costs.

Diagnostic Imaging Centers

Radiologix operates through two segments: Radiologix’s primary operations and its Questar subsidiary operations.

Radiologix’s primary operations consist of owning and operating diagnostic imaging centers and providing administrative, management and information services to the contracted radiology practice groups under long-term agreements that provide professional interpretation and supervision services in connection with Radiologix’s diagnostic imaging centers and to hospitals and radiology practices with which Radiologix operates joint ventures.

Radiologix’s Questar subsidiary operations consist of short-term agreements with radiology practice groups. These operations have different characteristics from Radiologix’s primary operations, including location, market concentration, contracting leverage, capital requirements, the single modality nature of most of the centers and the structure of the management service agreements with physicians.

Additional information related to the number and locations of Radiologix’s diagnostic-imaging centers within its two operating segments is set forth below:

		Diagnostic Imaging Centers
Primary Operations		Owned Centers	Joint Venture Centers	Other
Mid-Atlantic	Baltimore, MD/Washington Metro – Area	20	11	—
Finger Lakes	Rochester, NY	5	—	—
Hudson Valley	Rockland County, NY	5	—	2
Bay Area	San Francisco/Oakland/San Jose, CA	16	—	—
Northeast Kansas	Topeka and Northeast KS	1	1	—
Treasure Coast	St. Lucie County, FL	3	—	—

Primary operations		50	12	2

Questar operations	Multiple locations (1)	5	—	—

	Total	55	12	2

(1)          Includes diagnostic imaging centers in California, Colorado and Minnesota that are not integrated into Radiologix’s primary market operations.

As of June 30, 2006, Radiologix operated 496 diagnostic imaging units in 69 centers. These include 58 fixed MRI units, 51 CT units, 1 PET, 7 PET/CT units, 30 nuclear medicine cameras, 112 ultrasound units, 65 general mammography units, 1 digital mammography unit, 5 breast biopsy units, 32 DEXA units, 92 x-ray units and 42 fluoroscopy units. The average age of Radiologix’s MRI units is 4.1 years, CT units 3.2 years and its PET units 1.6 years.

To increase the convenience of Radiologix’s diagnostic imaging centers to patients, Radiologix implements market-wide scheduling systems where practical. In these instances, each diagnostic imaging center in a market area can access the patient appointment calendar of other centers in the market area. Each center also can schedule patient appointments at other centers within the network. This system permits each of Radiologix’s centers within a market area to efficiently allocate time available at its diagnostic imaging centers within that market area and to meet a patient’s appointment time, date or location preferences.

Radiologix focuses on providing quality patient care and service to ensure patient and referring physician satisfaction. Radiologix’s development of comprehensive radiology networks permits it to invest in technologically advanced imaging equipment, including MRI, open MRI, spiral CT and PET. Radiologix’s consolidation of diagnostic imaging centers into coordinated networks improves response time, increases overall patient accessibility, permits Radiologix to standardize certain customer relations procedures and permits Radiologix to develop “best practices” for Radiologix’s diagnostic imaging centers. Radiologix seeks the input and participation of the contracted radiology practices to which Radiologix provides administrative, management and information services to develop best practices and to improve productivity and the quality of services. By focusing on further improving and, where appropriate, standardizing the operations of Radiologix’s diagnostic imaging centers, Radiologix believes that it can increase patient and referring physician satisfaction, which should lead to increased referrals and increased utilization of Radiologix’s diagnostic imaging centers.

Payment for diagnostic imaging services comes primarily from managed care payors, governmental payors (including Medicare and Medicaid), private and other payors. Radiologix’s centers are principally dependent on its ability to attract referrals from primary care physicians, specialists and other healthcare providers. The referral often depends on the existence of a contractual arrangement with the referred patient’s health benefit plan. The following table illustrates Radiologix’s approximate payor mix, based on revenue generated at Radiologix’s diagnostic imaging centers, for the years ended December 31, 2005, 2004 and 2003:

Payor	2005	2004	2003
Managed Care	62%	62%	63%
Medicare and Medicaid	29%	29%	28%
Private and Other	9%	9%	9%

For the years ended December 31, 2005, 2004 and 2003, approximately 6%, 6% and 6%, respectively, of Radiologix’s diagnostic imaging center revenue was generated from capitated arrangements.

Contracted Radiology Practices

Radiologix contracts with radiology practices to provide professional services, including supervision and interpretation of diagnostic imaging procedures performed in Radiologix’s diagnostic imaging centers. Radiologix does not engage in the practice of medicine nor does it employ physicians. The radiology practices maintain full control over the provision of professional radiological services. The contracted radiology practices generally have outstanding physician and practice credentials and reputations; strong competitive market positions; a broad sub-specialty mix of physicians; a history of growth and potential for continued growth; and a willingness to embrace Radiologix’s strategy for the delivery of diagnostic imaging services.

Radiologix has two models by which it contracts with radiology practices: a comprehensive services model and a technical services model. Under Radiologix’s comprehensive services model, Radiologix’s enters into a long-term agreement with a radiology practice group (typically 40 years). Under this arrangement, in addition to obtaining technical fees for the use of Radiologix’s diagnostic imaging equipment and the provision of technical services, Radiologix provides management services and receives a fee based on the practice group’s professional revenue, including revenue derived outside of Radiologix’s diagnostic imaging centers. Under Radiologix’s technical services model, which relates primarily to Radiologix’s Questar subsidiary operations, Radiologix enters into a shorter-term agreement with a radiology practice group (typically 10 to 15 years) and pays them a fee based on cash collections from reimbursements for imaging procedures. In both the comprehensive services and technical services models, Radiologix owns the diagnostic imaging assets and, therefore, receives 100% of the technical reimbursements associated with imaging procedures. Additionally, in most instances, both the comprehensive services and the technical services models contemplate an incentive technical bonus for the radiology group if the net technical income exceeds specified thresholds.

The agreements with the radiology practices under Radiologix’s comprehensive services model contain provisions whereby both parties have agreed to certain restrictions on accepting or pursuing radiology opportunities within a five to fifteen-mile radius of any of Radiologix’s owned, operated or managed diagnostic imaging centers at which the radiology practice provides professional radiology services or any hospital at which the radiology practice provides on-site professional radiology services. Each of these agreements also restricts the applicable radiology practice from competing with Radiologix and its other contracted radiology practices within a specified geographic area during the term of the agreement. In addition, the agreements require the radiology practices to enter into and enforce agreements with their physician shareholders at each radiology practice (subject to certain exceptions) that include covenants not to compete with Radiologix for a period of two years after termination of employment or ownership, as applicable.

Under Radiologix’s comprehensive services model, Radiologix has the right to terminate each agreement if the radiology practice or a physician of the contracted radiology practice engages in conduct, or is formally accused of conduct, for which the physician employee’s license to practice medicine reasonably would be expected to be subject to revocation or suspension or is otherwise disciplined by any licensing, regulatory or professional entity or institution, the result of any of which (in the absence of termination of this physician or other action to monitor or cure this act or conduct) adversely affects or would reasonably be expected to adversely affect the radiology practice.

Under Radiologix’s comprehensive services model, upon termination of an agreement with a radiology practice, depending upon the termination event, Radiologix may have the right to require the radiology practice to purchase and assume, or the radiology practice may have the right to require Radiologix to sell, assign and transfer to it, the assets and related liabilities and obligations associated with the professional and technical radiology services provided by the radiology practice immediately prior to the termination. The purchase price for the assets, liabilities and obligations would be the lesser of their fair market value or the return of the consideration received in the acquisition. However, the purchase price may not be less than the net book value of the assets being purchased.

The agreements with most of the radiology practices under Radiologix’s technical services model contain non-compete provisions that are generally less restrictive than those provisions under Radiologix’s comprehensive services model. The geographic scope of and types of services covered by the non-compete provisions vary from practice to practice. Under Radiologix’s technical services model, Radiologix generally has the right to terminate the agreement if a contracted radiology practice loses the licenses required to perform the service obligations under the agreement, violates non-compete provisions relating to the modalities offered or if income thresholds are not met.

Radiologix’s contractual relationships with two radiology groups ended in June 2004 (M&S Imaging Associates, P.A. in San Antonio) and January 2005 (WB&A Imaging, P.C. in the Mid-Atlantic).

Sales and Marketing

Radiologix selectively invests in marketing and sales resources and activities in an effort to attract new patients, expand business relationships, grow revenue at Radiologix’s existing centers and maintain present business alliances and contractual agreements. Marketing activities include organizing and presenting educational programs on new applications and uses of technology to referring physicians, developing and conducting customer service programs and proactively calling managed care organizations and third-party insurance companies to generate additional contracts.

Government Regulation and Supervision

General

The healthcare industry is highly regulated, and Radiologix can give no assurance that the regulatory environment in which Radiologix operates will not change significantly in the future. Radiologix’s ability to operate profitably will depend in part upon Radiologix, the contracted radiology practices and their affiliated physicians obtaining and maintaining all necessary licenses, certificates of need and other approvals and operating in compliance with applicable healthcare regulations. Radiologix believes that healthcare regulations will continue to change. Therefore, Radiologix monitors developments in healthcare law and modifies its operations from time to time as the business and regulatory environment changes. Although Radiologix intends to continue to operate in compliance, Radiologix cannot ensure that it will be able to adequately modify its operations to address changes in the regulatory environment. MedPAC recently recommended proposals that seek more effective use of imaging services while controlling costs. Private payors have also begun adopting policies to control imaging costs. Although Radiologix believes it is well-positioned for these changes there is no guarantee that it will ultimately benefit from them.

Licensing and Certification Law

Ownership, construction, operation, expansion and acquisition of diagnostic imaging centers are subject to various federal and state laws, regulations and approvals concerning licensing of centers, personnel, certificates of need and other required certificates for certain types of healthcare centers and major medical equipment. Free-standing diagnostic imaging centers that provide services not performed as part of a physician office must meet Medicare requirements to be certified as an independent diagnostic testing facility to bill the Medicare program. Radiologix may not be able to receive the required regulatory approvals for any future acquisitions, expansions or replacements, and the failure to obtain these approvals could limit the market for Radiologix’s services.

Fee-Splitting; Corporate Practice of Medicine

The laws of many states, including many of the states in which the contracted radiology practices are located, prohibit Radiologix from exercising control over the medical judgments or decisions of physicians and from engaging in certain financial arrangements, such as splitting professional fees with physicians. These laws and their interpretations vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. A component of Radiologix’s business has been to enter into service agreements with radiology practices. Radiologix provides management, administrative, technical and other non-medical services to the radiology practices in exchange for a service fee. Radiologix structures its relationships with the radiology practices, including the purchase of diagnostic imaging centers, in a manner that Radiologix believes keeps Radiologix from engaging in the practice of medicine or exercising control over the medical judgments or decisions of the radiology practices or their physicians or violating the prohibitions against fee-splitting. State regulatory authorities or other parties may assert that Radiologix is engaged in the corporate practice of medicine or that the payment of service fees to Radiologix by the radiology practices constitutes fee splitting. If such a claim were successfully asserted, Radiologix could be subject to civil and criminal penalties and could be required to restructure or terminate the applicable contractual arrangements. This result or Radiologix’s inability to successfully restructure its relationships to comply with these statutes could jeopardize Radiologix’s business strategy.

Medicare and Medicaid Reimbursement Program

Radiologix’s revenue is derived through its ownership, operation and management of diagnostic imaging centers and from service fees paid to Radiologix by contracted radiology practices. During the year ended December 31, 2005, approximately 29% of Radiologix’s revenue generated at its diagnostic imaging centers was derived from government sponsored healthcare programs (principally, Medicare and Medicaid).

In 2005, Congress legislated an increase (fee schedule update) of approximately 1.5% in the overall reimbursement rates for physician and outpatient services, including diagnostic imaging services. Combined with increased valuation of some radiology procedure relative value units, overall reimbursement for Radiologix’s services increased slightly beyond the 1.5% rate for 2005.

On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005, or DRA. The DRA provides that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non-hospital based freestanding facilities will be capped at the lesser of reimbursement under the Medicare Part B physician fee schedule or the Hospital Outpatient Prospective Payment System (“HOPPS”) schedule.

As part of the DRA, Congress legislated that no change be made in 2006 in the overall reimbursement rate for physician and outpatient services including diagnostic imaging services. However, Radiologix’s overall Medicare reimbursement will increase slightly over 2005 due to increased valuation of some radiology procedure relative value units, among other factors.

Currently, the technical component of Radiologix’s imaging services is reimbursed under the Part B physician fee schedule, which generally allows for higher reimbursement than under the HOPPS. Under the DRA, Radiologix will be reimbursed at the lower of the two schedules, beginning January 1, 2007.

The DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts previously announced by the Centers for Medicare and Medicaid Services (CMS). In November 2005, CMS announced that it will pay 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure for imaging procedures involving contiguous body parts within a family of codes when performed in the same session. Under current methodology, Medicare pays 100% of the technical component of each procedure. CMS had indicated that it would phase in this rate reduction over two years, so that the reduction will be 25% for each additional imaging procedure in 2006 and another 25% in 2007. On August 8, 2006, CMS issued a proposed rule that would eliminate the 25% reduction in 2007.

Radiologix believes the implementation of the reimbursement reductions contained in the DRA will have a significant effect on Radiologix’s business, financial condition and results of operations.

Medicare and Medicaid Fraud and Abuse

Federal law prohibits the knowing and willful offer, payment, solicitation or receipt of any form of remuneration in return for, or to induce, (i) the referral of a person, (ii) the furnishing or arranging for the furnishing of items or services reimbursable under the Medicare, Medicaid or other governmental programs or (iii) the purchase, lease or order or arranging or recommending purchasing, leasing or ordering of any item or service reimbursable under the Medicare, Medicaid or other governmental programs. Enforcement of this anti-kickback law is a high priority for the federal government, which has substantially increased enforcement resources and is likely to continue increasing such resources. The applicability of the anti-kickback law to many business transactions in the healthcare industry has not yet been subject to judicial or regulatory interpretation. Noncompliance with the federal anti-kickback legislation can result in exclusion from the Medicare, Medicaid or other governmental programs and civil and criminal penalties.

Radiologix receives fees under its service agreements for management and administrative services, which include contract negotiation and marketing services. Radiologix may be considered to be in a position to make or influence referrals of patients or services reimbursed under Medicare, Medicaid or other governmental programs to radiology practices or their affiliated physicians or to receive referrals. Because the provisions of the federal anti-kickback statute are broadly worded and have been broadly interpreted by federal courts, the government could take the position that Radiologix’s marketing programs or arrangements with the referring physicians implicate the federal anti-kickback statute. Violation of the law can result in monetary fines, civil and criminal penalties, and exclusion from participation in federal or state healthcare programs, any of which could have an adverse effect on Radiologix’s business and results of operations. While Radiologix’s service agreements with the contracted radiology practices will not meet a “safe harbor” to the federal anti-kickback statute, failure to meet a “safe harbor” does not mean that agreements violate the anti-kickback statute. Radiologix has sought to structure its agreements to be consistent with fair market value in arms’ length transactions for the nature and amount of management and administrative services rendered. For these reasons, Radiologix does not believe that service fees payable to Radiologix should be viewed as remuneration for referring or influencing referrals of patients or services covered by such programs as prohibited by statute.

The “Stark Law” prohibits a physician from referring Medicare or Medicaid patients to an entity providing “designated health services,” including, without limitation, radiology services, in which the physician has an ownership or investment interest or with which the physician has entered into a compensation arrangement. The penalties for violating the Stark Law include a prohibition on payment by these governmental programs and civil penalties of as much as $15,000 for each violative referral and $100,000 for participation in a “circumvention scheme.”

Under CMS regulations, radiology and certain other imaging services and radiation therapy services and supplies are included in the designated health services and supplies subject to the self-referral prohibition. Included are the professional and technical components of any diagnostic test or procedure using X-rays, ultrasound or other imaging services, CT, MRI, radiation therapy and diagnostic mammography services (but not screening mammography services). The regulations, however, exclude from designated health services: (i) X-ray, fluoroscopy or ultrasonic procedures that require the insertion of a needle, catheter, tube or probe through the skin or into a body orifice; (ii) radiology procedures that are integral to the performance of, and performed during, non-radiological medical procedures; (iii) nuclear medicine procedures; and (iv) ”invasive” or “interventional” radiology, because the radiology services in these procedures are merely incidental or secondary to another procedure that the physician has ordered. Beginning January 1, 2007, however, PET and nuclear medicine procedures will be included as designated health services under the Stark Law.

The Stark Law provides that a request by a radiologist for diagnostic radiology services or a request by a radiation oncologist for radiation therapy, if such services are furnished by or under the supervision of the radiologist or radiation oncologist pursuant to a consultation requested by another physician, does not constitute a “referral” by a “referring physician.” If these requirements were met, the Stark Law self-referral prohibition would not apply to such services. The effect of the Stark Law on the radiology practices, therefore, depends on the precise scope of services furnished by each such practice’s radiologists and whether such services derive from consultations or are self-generated. Radiologix believes that (other than self-referred patients) all of the services covered by the Stark Law provided by the contracted radiology practices derive from requests for consultations by non-affiliated physicians and therefore are exempt from the Stark Law.

In addition, Radiologix believes that it has structured its acquisitions of the assets of existing practices, and Radiologix intends to structure any future acquisitions, to comply with the anti-kickback and Stark Law and regulations. Specifically, Radiologix believes the consideration paid by Radiologix to physicians to acquire the tangible and intangible assets associated with their practices is consistent with fair market value in arm’s length transactions and is not intended to induce the referral of patients. Should any such practice be deemed to constitute an arrangement designed to induce the referral of Medicare or Medicaid patients, then Radiologix’s acquisitions could be viewed as possibly violating anti-kickback and self-referral laws and regulations. A determination of liability under any such laws could have an adverse effect on Radiologix’s business, financial condition and results of operations.

All Medicare carriers routinely perform audits of Medicare claims. These carriers are contracted by CMS to adjudicate and pay Medicare claims. Although there were none, an unsatisfactory audit of any of Radiologix’s diagnostic imaging centers or contracted radiology practices could result in significant repayment obligations, exclusion from the Medicare, Medicaid, or other governmental programs and/or civil and criminal penalties.

Federal regulatory and law enforcement authorities have increased enforcement activities with respect to Medicare and Medicaid fraud and abuse regulations and other reimbursement laws and rules, including laws and regulations that govern Radiologix’s activities and the activities of the contracted radiology practices. Radiologix’s activities, or those of the contracted radiology practices, may be investigated, claims may be made against Radiologix or the contracted radiology practices and these increased enforcement activities may directly or indirectly have an adverse effect on Radiologix’s business, financial condition and results of operations.

State Anti-kickback and Physician Self-referral Laws

All of the states in which Radiologix’s diagnostic imaging centers are located have adopted a form of anti-kickback law and almost all of those states have also adopted a form of Stark Law. The scope of these laws and the interpretations of them vary from state to state and are enforced by state courts and regulatory authorities, each with broad discretion. Generally, state laws cover all referrals by all healthcare providers for all healthcare services. A determination of liability under these laws could result in fines and penalties and restrictions on Radiologix’s ability to operate in these jurisdictions.

Federal False Claims Act

The Federal False Claims Act provides, in part, that the federal government may bring a lawsuit against any person whom it believes has knowingly presented, or caused to be presented, a false or fraudulent request for payment from the federal government, or who has made a false statement or used a false record to get a claim approved. The Federal False Claims Act further provides that a lawsuit thereunder may be initiated in the name of the United States by an individual who is an original source of the allegations. The government has taken the position that claims presented in violation of the federal anti-kickback law or Stark Law may be considered a violation of the Federal False Claims Act. Penalties include civil penalties of not less than $5,500 and not more than $11,000 for each false claim, plus three times the amount of damages that the federal government sustained because of the act of that person. Radiologix believes that Radiologix is in compliance with the rules and regulations that apply to the Federal False Claims Act. However, Radiologix could be found to have violated certain rules and regulations resulting in sanctions under the Federal False Claims Act, and if Radiologix is so found in violation, any sanctions imposed could result in fines and penalties and restrictions on and exclusion from participation in federal and state healthcare programs that are integral to Radiologix’s business.

Healthcare Laws and Regulations

Healthcare laws and regulations may change significantly in the future. Radiologix continuously monitors these developments and modifies its operations from time to time as the regulatory environment changes. Radiologix cannot assure you, however, that it will be able to adapt its operations to address new regulations or that new regulations will not adversely affect its business. In addition, although Radiologix believes that it is operating in compliance with applicable federal and state laws, neither its current or anticipated business operations nor the operations of the contracted radiology practices has been the subject of judicial or regulatory interpretation. Radiologix cannot assure you that a review of its business by courts or regulatory authorities will not result in a determination that could adversely affect its operations or that the healthcare regulatory environment will not change in a way that restricts its operations.

Health Insurance Portability and Accountability Act of 1996

In an effort to combat healthcare fraud, Congress enacted the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”). Under HIPAA, a “healthcare benefit program” includes any private plan or contract affecting interstate commerce under which any medical benefit, item or service is provided. A person or entity that knowingly and willfully obtains the money or property of any healthcare benefit program by means of false or fraudulent representations in connection with the delivery of healthcare services is subject to a fine and/or imprisonment. In addition, HIPAA authorizes the imposition of civil money penalties against entities that employ or enter into contracts with excluded Medicare or Medicaid program participants if such entities provide services to federal health program beneficiaries. A finding of liability under HIPAA could have a material adverse effect on Radiologix’s business, financial condition and results of operations.

Further, the Administrative Simplification provisions of HIPAA required the promulgation of regulations establishing national standards for, among other things, certain electronic healthcare transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy standards, and security standards, respectively.

The administrative provisions of HIPAA direct the federal government to adopt national electronic standards for automated transfer of certain healthcare data between healthcare payors, plans and providers. HIPAA is designed to enable the entire healthcare industry to communicate electronic data using a single set of standards, thus eliminating all nonstandard formats currently in use. Radiologix’s contracted radiology practices and diagnostic imaging centers are “covered entities” under HIPAA, and as such, must be in compliance with the privacy standards and the HIPAA electronic data interchange mandates.

Although Radiologix’s electronic systems are HIPAA compatible and consistent with the HIPAA regulations, Radiologix cannot guarantee that enforcement agencies or courts will not make interpretations of the HIPAA standards that are inconsistent with ours, or the interpretations of the contracted radiology practices or their affiliated physicians. A finding of liability under the HIPAA standards may result in criminal and civil penalties. Noncompliance also may result in exclusion from participation in government programs, including Medicare and Medicaid. These actions could have a material adverse effect on Radiologix’s business, financial condition, and results of operations.

Many states recently have adopted statutes and regulations that are similar to the HIPAA privacy standards. In some cases these restrictions are difficult to harmonize with the federal regulations.

Compliance Program

Radiologix implemented a program to monitor compliance with federal and state laws and regulations applicable to healthcare entities. Radiologix has appointed a compliance officer who is charged with implementing and supervising Radiologix’s compliance program, which includes the adoption of (i) ”Standards of Conduct” for Radiologix’s employees and affiliates and (ii) an “Ethics Process” that specifies how employees, affiliates and others may report regulatory or ethical concerns to Radiologix’s compliance officer. Radiologix believes that Radiologix’s compliance program meets the relevant standards provided by the Office of Inspector General of the Department of Health and Human Services. An important part of Radiologix’s compliance program consists of conducting periodic reviews of various aspects of Radiologix’s operations and that of the contracted radiology practices. Radiologix also conducts mandatory educational programs designed to familiarize Radiologix’s employees with the regulatory requirements and specific elements of its compliance program.

Insurance Laws and Regulation

Certain states have enacted statutes or adopted regulations affecting risk assumption in the healthcare industry, including statutes and regulations that subject any physician or physician network engaged in risk-based managed care contracting to applicable insurance laws and regulations. These laws and regulations may require physicians and physician networks to meet minimum capital requirements and other safety and soundness requirements. Implementing additional regulations or compliance requirements could result in substantial costs to Radiologix and the contracted radiology practices and limit Radiologix’s ability to enter into capitated or other risk-sharing managed care arrangements.

Competition

The market for diagnostic imaging services is competitive. Radiologix competes principally on the basis of its reputation, its ability to offer multiple modalities, its conveniently located centers and its ability to provide cost-effective, high-quality diagnostic imaging services. Radiologix competes locally with groups of radiologists and non-radiologist physician practices, established hospitals, clinics and certain other independent organizations that own and operate imaging equipment. Radiologix’s major national competitors include Alliance Imaging, Inc., InSight Health Services Corp., Medical Resources, Inc., and MedQuest, Inc. Some of Radiologix’s local or national competitors that provide diagnostic-imaging services may now or in the future have access to greater financial resources than Radiologix does and may have access to newer more advanced equipment.

Each of the contracted radiology practices under Radiologix’s comprehensive services model has entered into agreements with its physician shareholders and full-time employed radiologists that generally prohibit those shareholders and radiologists from competing for a period of two years within defined geographic regions after they cease to be owners or employees, as applicable. In most states, a covenant not to compete will be enforced only:

•             to the extent it is necessary to protect a legitimate business interest of the party seeking enforcement;

•             if it does not unreasonably restrain the party against whom enforcement is sought; and

•             if it is not contrary to public interest.

Enforceability of a non-compete covenant is determined by a court based on all of the facts and circumstances of the specific case at the time enforcement is sought. For this reason, it is not possible to predict whether, or to what extent, a court will enforce the contracted radiology practices’ covenants. The inability of the contracted radiology practices or Radiologix to enforce radiologists’ non-compete covenants could result in increased competition from individuals who are knowledgeable about Radiologix’s business strategies and operations.

Radiologix may not be able to compete effectively for the acquisition of diagnostic imaging centers, joint venture opportunities or other outsourcing relationships. Radiologix’s competitors may have better-established operating histories and greater resources than Radiologix does. Competitors may make it more difficult to complete acquisitions or joint ventures on terms beneficial to Radiologix.

Corporate Liability and Insurance

Radiologix may be subject to professional liability claims including, without limitation, for improper use or malfunction of its diagnostic imaging equipment. Radiologix maintains insurance policies with coverages that Radiologix believes are appropriate in light of the risks attendant to its business and consistent with industry practice. Radiologix also requires the contracted radiology practices to maintain sufficient professional liability insurance consistent with industry practice. However, adequate liability insurance may not be available to Radiologix and the contracted radiology practices in the future at acceptable costs or at all.

Providing medical services entails the risk of professional malpractice and other similar claims. The physicians employed by the contracted radiology practices are from time to time subject to malpractice claims. Radiologix structures its relationships with the practices under its agreements with them in a manner that Radiologix believes does not constitute the practice of medicine by Radiologix or subject Radiologix to professional malpractice claims for acts or omissions of physicians in the contracted radiology practices. Nevertheless, claims, suits or complaints relating to services provided by the contracted radiology practices may be asserted against Radiologix in the future, including malpractice.

Any claim made against Radiologix not fully covered by insurance could be costly to defend and result in a substantial damage award against Radiologix and divert the attention of Radiologix’s management from its operations, which could have an adverse effect on its financial performance. In addition, claims might adversely affect Radiologix’s business or reputation.

The contracted radiology practices maintain professional liability insurance coverage primarily on a claims-made basis. This insurance provides coverage for claims asserted when the policy is in effect, regardless of when the events that caused the claim occurred. The contracted radiology practices are required by the terms of the service agreements to maintain medical malpractice liability insurance consistent with minimum limits mandated in their hospital contracts or by applicable state law.

Radiologix maintains general liability and umbrella coverage in commercially reasonable amounts. Additionally, Radiologix maintains workers’ compensation insurance on all employees. Coverage is placed on a statutory basis and responds to each state’s specific requirements.

Radiologix has assumed and succeeded to substantially all of the obligations of some of the operations that Radiologix has acquired. Therefore, claims may be asserted against Radiologix for events that occurred prior to Radiologix’s acquiring these operations. The sellers of the operations that Radiologix has acquired have agreed to indemnify Radiologix for certain claims. However, Radiologix may not be able to collect payment under these indemnity agreements, which could adversely affect its business.

Employees

As of August 18, 2006, Radiologix had 2,213 employees, 77 of whom were assigned to Radiologix’s corporate headquarters with the remainder assigned to its regional offices and diagnostic imaging centers. Radiologix believes that its relationship with its employees is good.

Properties

Radiologix’s corporate headquarters are located at 3600 JPMorgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201-2776, in approximately 26,000 square feet occupied under a lease, which expires on September 30, 2011.

Radiologix also has a regional office of approximately 39,000 square feet occupied under a lease in Baltimore, Maryland which expires on September 30, 2012.

Legal Proceedings

Radiologix is not currently subject to any material litigation nor, to Radiologix’s knowledge, is any material litigation threatened against Radiologix. All of Radiologix’s current litigation is (i) expected to be covered by liability insurance or (ii) not expected to materially adversely affect its business. Some risk exists, however, that Radiologix could subsequently be named as a defendant in additional lawsuits or that pending litigation could materially adversely affect Radiologix.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF RADIOLOGIX

The following discussion and analysis of financial condition and results of operations should be read together with “Selected Historical Financial Data of Radiologix” and Radiologix’s financial statements and accompanying notes appearing elsewhere in this joint proxy statement/prospectus. This discussion contains forward-looking statements, based on current expectations and related to future events and Radiologix’s future financial performance, that involve risks and uncertainties. Radiologix’s actual results may differ materially from those anticipated in these forward-looking statements as a result of many important factors, including those set forth in the section entitled “Risk Factors” in Radiologix’s Form 10-K, filed with the SEC on March 31, 2006, and available on Radiologix’s website, www.radiologix.com, and the SEC’s website, www.sec.gov.

Restatement of Financial Statements

In reviewing the PresGar equipment lease contract acquired on October 31, 2004, Radiologix determined that its original accounting treatment of capitalizing the $13.9 million lease termination costs was incorrect and in fact should have been expensed. Accordingly, Radiologix restated its financial statements for the year ended December 31, 2004 to increase operating expense and decrease intangible assets, net. Radiologix has also restated its financial statements for the three and six months ended June 30, 2005 to decrease depreciation and amortization expense by $193,000 and $387,000, respectively, and decrease intangible assets, net of accumulated amortization, of $13.4 million.

Radiologix did not record a tax benefit for the $13.9 million lease termination costs because Radiologix determined that a valuation allowance was necessary due to the fact that Radiologix has had losses for the previous three years and the realization of additional deferred tax assets is questionable. Income tax expense was decreased by $364,000 and $605,000 for the three and six months ended June 30, 2005, respectively, due to the utilization of book net operating losses.

Radiologix has also reclassified certain previously reported amounts for all periods presented, including (1) distributions from joint ventures and distributions to minority interests in consolidated subsidiaries have been reclassified from net cash used in investing activities to net cash from operating activities in the consolidated statement of cash flows, (2) certain balances in the Consolidating Balance Sheets and the Consolidating Statements of Operations in Note 13, Supplemental Guarantor Information, have been revised; these revisions primarily consist of separate reporting of investments in subsidiaries and intercompany receivables/payables in the Consolidating Balance Sheets and separate reporting of equity in income of wholly owned subsidiaries in the Consolidating Statements of Operations, and (3) adjusted cash paid for interest in the Consolidated Statement of Cash Flows to remove a non-cash component.

Overview

Radiologix’s results may be impacted by variability due to changes in modality mix and the volume of procedures performed, physician referral and vacation patterns, the impact of hospital and physician-affiliated imaging centers that compete in Radiologix’s primary and Questar operations, the timing and negotiation of managed care and service contracts, the availability of technologists and other personnel resources, and trends in receivable collectibility. Radiologix is impacted by seasonality in that referring physicians and technologists often schedule vacations in the summer months which typically results in a decline in Radiologix’s volumes and service fee revenue while increasing costs of services as Radiologix contracts for the services of temporary technologists at higher rates.

Radiologix is a leading national provider of diagnostic imaging services through its ownership and operation of free-standing, outpatient diagnostic imaging centers. Radiologix utilizes sophisticated technology and technical expertise to perform a broad range of imaging procedures, such as magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), PET/CT, nuclear medicine, ultrasound, mammography, bone densitometry (DEXA), general radiography (X-ray) and fluoroscopy. For the three and six months ended June 30, 2006, Radiologix derived 86% and 86%, respectively, of its service fee revenue from the ownership, management and operation of its imaging center network, and 14% and 14% of its service fee revenue from administrative, management and information services provided to contracted radiology practices. As of June 30, 2006, Radiologix owned, operated or maintained, through its two operating segments, an ownership interest in imaging equipment at 69 locations, with imaging centers located in 7 states, including (1) primary operations in the Mid-Atlantic; the Bay Area, California; Treasure Coast, Florida; Northeast, Kansas; and the Finger Lakes (Rochester) and Hudson Valley markets in New York state; and (2) Questar operations with imaging centers located in California, Colorado and Minnesota.

Service fee revenue from Radiologix’s primary operations is comprised primarily of billed charges for both the technical and professional components for services performed, reduced by estimated contractual adjustments and by amounts retained by contracted radiology practice groups for their professional services, pursuant to its management services agreements. Under these management services agreements, Radiologix provides contracted radiology practices with the facilities and equipment used in its medical practice, assumes responsibility for the management of the operations, and employs substantially all of the non-physician personnel utilized by the contracted radiology practices. In connection with operations related to Radiologix’s Questar subsidiary, service fee revenue is comprised primarily of billed charges for technical services performed at Radiologix’s Questar imaging centers reduced by estimated contractual adjustments. Revenue is recognized once services are performed by contracted radiology practices, the imaging centers, or both. The provision for doubtful accounts related to established charges is reflected as an operating expense rather than a reduction of revenue. Radiologix’s patient accounting system currently does not record contractual adjustments at the time of billing. Instead, adjustments for contractual adjustments and doubtful accounts are estimated based on historical collection experience using a retrospective collection analysis. As these factors change, changes in estimates are made in the appropriate period.

Radiologix’s charge masters at its imaging centers are generally set at approximately two times the current Medicare fee schedule because Radiologix is generally paid the lower of (1) billed charges, (2) a negotiated flat rate or (3) a multiple of the current Medicare fee schedule. Additionally, because the majority of Radiologix’s managed care payor contracts have fixed rates, Radiologix generally does not raise charge master pricing (gross charges). It is Radiologix’s policy that proposed price (gross charge) increases to any subsidiary charge master must be approved in writing by the Vice President of Radiologix’s Patient Services Group.

The table below reflects Radiologix’s consolidated accounts receivable aging report at June 30, 2006, which is used to review accounts receivable aging patterns (in thousands):

Payor	0-30 Days	31-60 Days	61-90 Days	91-180 Days	>180 Days	Total
Medicare	$9,114	$3,254	$1,107	$1,576	$2,128	$17,179
Medicaid	1,264	944	545	1,027	1,590	5,370
Blue Cross	6,376	1,882	764	1,175	1,373	11,570
Commercial Insurance	1,059	1,027	400	356	237	3,079
Managed Care	10,100	5,546	1,828	2,582	2,319	22,375
Capitated	39	20	22	25	12	118
Self Pay	1,440	2,800	2,684	5,109	2,040	14,073
Workers Compensation	796	959	719	752	952	4,178
Other	(23)	714	388	737	634	2,450
Total by payor	$30,165	$17,146	$8,457	$13,339	$11,285	$80,392
Other subsidiary (1)	1,427	516	315	421	399	3,078
Gross accounts receivable per aging	$31,592	$17,662	$8,772	$13,760	$11,684	$83,470

Accrued gross charges (2)						13,964
Allowance for contractual adjustments(3)						(48,124)
Allowance for doubtful accounts(3)						(7,912)
Other						(161)
Accounts receivable, net of allowances						$41,237

(1) Aging by payor is not available.

(2) Procedures have been completed but charges have not been entered into the billing system.

(3) Allowances are not allocated to individual aging periods.

Radiologix’s service fee revenue is dependent upon the operating results of the contracted radiology practice groups and diagnostic imaging centers. Where state law allows, service fees due under the management services agreements for the contracted radiology practice groups are derived from two distinct revenue streams: (1) a negotiated percentage of the professional revenues, reduced by certain expenses (non-physician salaries and benefits, rent, depreciation, insurance, interest and other physician costs), as defined in the management services agreements; and (2) 100% of the adjusted technical revenues, as defined in the management service agreements, up to a designated ceiling at which point certain of the management services agreements provide for a technical bonus to the contracted radiology practice groups for a percentage amount in excess of this ceiling. In states where the law requires a flat fee structure, Radiologix has negotiated a base service fee, which approximates the estimated fair market value of the services provided under the management services agreements and which is renegotiated each year to equal the fair market value of the services provided under the management services agreements.

Radiologix’s diagnostic imaging centers are also principally dependent on its ability to attract referrals from primary care physicians, specialists and other healthcare providers. The referral often depends on the existence of a contractual arrangement with the referred patient’s health benefit plan. Radiologix has contracts with health benefit plans representing many of the patients in the markets Radiologix serves.

Results of Operations

Radiologix’s primary operations consist of owning and operating diagnostic imaging centers and providing administrative, management, information, and other services to certain contracted radiology practice groups. These contracted radiology practice groups provide professional interpretation and supervision services to Radiologix’s diagnostic imaging centers and to hospitals and joint ventures in which Radiologix participates. Radiologix’s services are designed to leverage its existing infrastructure and improve radiology practice groups or joint venture profitability, efficiency and effectiveness. Radiologix also operates primarily single modality imaging centers through Radiologix’s Questar subsidiary. Because of different characteristics from Radiologix’s primary operations, including location, market concentration, contracting leverage, and capital requirements, the single modality nature of most of the centers and the structure of the management service agreements with physicians related to Radiologix’s Questar operations, senior management makes resource allocation decisions separately for Questar and Radiologix’s primary operations.

Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

The following tables outline Radiologix’s service fee revenue, volumes and operating expenses (excluding stock compensation expense of $747,000 and $213,000), for the six months ended June 30, 2006 and 2005, respectively, below (in thousands):

			Percent	Percent of Service Fee		Basis
			Increase	Revenue		Point
	2006	2005	(Decrease)	2006	2005	Change
Service fee revenue	$130,246	$127,062	2.5%

Field salaries and benefits	$45,696	$44,271	3.2%	35.1%	34.8%	30
Field supplies	7,333	7,655	(4.2)	5.6	6.0	(40)
Facility rent	7,346	6,873	6.9	5.7	5.4	30
Other field expenses	20,873	21,650	(3.6)	16.0	17.1	(110)
Cost of services	$81,248	$80,449	1.0%	62.4%	63.3%	(90)

Equipment lease	7,642	6,037	26.6	5.9	4.7	120
Provision for doubtful accounts	10,887	9,126	19.3	8.4	7.2	120
Depreciation and amortization	12,024	11,502	4.5	9.2	9.1	10
Corporate, general and administrative	8,417	9,120	(7.7)	6.4	7.2	(80)
Interest expense, net	8,803	9,241	(4.7)	6.8	7.3	(50)
Total operating expense	$129,021	$125,475	2.8%	99.1%	98.8%	30

A summary of Radiologix’s volumes and service fee revenue follows (in thousands):

	For the Six Months Ended June 30,
	2006	2005
High end volumes (1)	178,859	187,887
Other volumes	595,844	586,797

Professional component	$18,304	$16,737
Technical component	111,942	110,325
Service fee revenue	$130,246	$127,062

(1) Defined as MRI, PET, CT and PET/CT procedures.

Capitation revenue of $6.8 million and $7.7 million in the six months ended June 30, 2006 and 2005, respectively, is included in service fee revenue above. For the six months ended June 30, 2006 and 2005, approximately 5% and 6%, respectively, of Radiologix’s diagnostic imaging center service fee revenue was generated from capitated arrangements. Of this 5% and 6%, two-thirds relates to contracts with two physician groups and the remainder relates to a contract with one managed care payor.

Comparable results excluding certain Management Services Agreement operations (San Antonio and the terminated Mid-Atlantic agreement, the “terminated MSA operations”) are presented below:

			Percent	Percent of Service Fee		Basis
			Increase	Revenue		Point
	2006	2005	(Decrease)	2006	2005	Change
Service fee revenue	$130,246	$126,093	3.3%

Field salaries and benefits	$45,696	$44,078	3.7%	35.1%	35.0%	10
Field supplies	7,331	7,618	(3.8)	5.6	6.1	(50)
Facility rent	7,346	6,847	7.3	5.7	5.4	30
Other field expenses	20,860	21,468	(2.8)	16.0	17.0	(100)
Cost of services	$81,233	$80,011	1.5%	62.4%	63.5%	(110)

Equipment lease	7,634	6,019	26.8	5.9	4.8	110
Provision for doubtful accounts	10,917	8,883	22.9	8.4	7.0	140
Depreciation and amortization	12,024	11,501	4.6	9.2	9.1	10
Corporate, general and administrative	8,417	9,120	(7.7)	6.4	7.2	(80)
Interest expense, net	8,803	9,241	(4.7)	6.8	7.3	(50)
Total operating expense	$129,028	$124,775	3.4%	99.1%	98.9%	20

For the six months ended June 30, 2006 compared to the six months ended June 30, 2005, service fee revenue increased $3.2 million or 2.5%. This increase is primarily attributable to an increase in PET/CT volume and improved collection results experienced thus far in 2006. Service fee revenue, excluding the terminated MSA operations, increased $4.2 million or 3.3%.

Field salaries and benefits as a percentage of service fee revenue from continuing operations for the six months ended June 30, 2006 was 35.1% compared to 34.8% for the six months ended June 30, 2005. This percentage increased primarily from (1) merit increases, (2) higher technologist costs, and (3) overtime costs for employee training in connection with Radiologix’s REWARD program described below. Field salaries and benefits as a percentage of service fee revenue from continuing operations for the six months ended June 30, 2006 and 2005, excluding the terminated MSA operations, were 35.1% and 35.0%, respectively. Management continually evaluates Radiologix’s service offerings, patient flows and technology offerings to identify more efficient and less costly methods of providing high quality patient care and continually evaluates its back office and support operations for new opportunities to gain economies of scale. Radiologix believes its Radiologix Enhanced Workflow And Record Distribution or “REWARD” (a comprehensive Radiology Information System/Picture Archival Communications System) Program will help Radiologix achieve greater efficiencies and lower its operating costs. Radiologix expects REWARD to enhance operational efficiencies by: (1) standardizing processes and protocols across Radiologix, (2) automating, accelerating and simplifying workflow, (3) improving the capture of front-end data including billing and patient scheduling information, (4) providing more timely digitized images and records to referring physicians and (5) reducing film and storage costs once fully implemented.

Field supplies, excluding the terminated MSA operations, as a percentage of service fee revenue were 5.6% for the six months ended June 30, 2006 compared to 6.1% for the six months ended June 30, 2005. This percentage decrease was due primarily to lower film costs resulting from the ongoing implementation of Radiologix’s REWARD program.

Facility rent, excluding the terminated MSA operations, as a percentage of service fee revenue was 5.7% for the six months ended June 30, 2006 compared to 5.4% for the six months ended June 30, 2005. This percentage increased primarily from a new imaging center that began operations in the later part of 2005.

Other field expenses, excluding the terminated MSA operations, as a percentage of service fee revenue were 16.0% for the six months ended June 30, 2006 compared to 17% for the six months ended June 30, 2005. The decrease is primarily due to (1) the recording of larger gains on sales of equipment in 2006 as compared to 2005 and (2) lower physician purchased service costs due primarily to paying certain physicians for incremental coverage on reading contracts during the first six months of 2005 that were not paid in 2006 due to the closure of two centers related to this activity in December 2005 and January 2006, offset by increased service contract costs resulting from new coverage on equipment coming off warranty.

Equipment lease expenses, excluding the terminated MSA operations, as a percentage of service fee revenue were 5.9% in the six months ended June 30, 2006 compared to 4.8% for the six months ended June 30, 2005. This increase was primarily due to acquiring new imaging equipment through leasing arrangements.

Provision for doubtful accounts, excluding the terminated MSA operations, increased by $2.0 million in the six months ended June 30, 2006 compared to the six months ended June 30, 2005 primarily due to increased write-offs in Radiologix’s hospital business.

Depreciation and amortization increased in the six months ended June 30, 2006 compared to the six months ended June 30, 2005 primarily due to the impact of new imaging centers and new equipment placed in service, lease buyouts, and the acquisition of diagnostic equipment.

Corporate, general and administrative expenses decreased by $703,000 in the six months ended June 30, 2006 compared to the six months ended June 30, 2005 primarily due to costs recorded in 2005 for consulting services related to compliance with the Sarbanes-Oxley Act of 2002, as well as business development studies.

Interest expense (net of interest income), including amortization of deferred financing costs decreased by $438,000 for the six months ended June 30, 2006 compared to the six months ended June 30, 2005 primarily due to an increase in interest income on additional invested funds, as well as higher interest rates on invested funds.

Income tax expense for the six months ended June 30, 2006 and 2005 was $170,000 and $169,000, respectively. In each period, this expense reflects state taxes only as Radiologix’s federal effective tax rate was zero due to the utilization of federal net operating loss carryforwards.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

For the year ended December 31, 2005, Radiologix’s operations reflected decreases of 2.8% in technical service volumes compared to the year ended December 31, 2004. Service fee revenue increased 0.1% over the year ended December 31, 2004.

Imaging Centers – Questar

A summary of Radiologix’s Questar operations is as follows (in thousands):

	As of and For the Year Ended December 31,
	2005	2004	2003

Centers in continuing operations at year end	5	6	17
Centers in discontinued operations at year end	—	2	5

Service fee revenues – continuing operations	$7,679	$9,227	$8,575
Service fee revenues – discontinued operations	$270	$10,553	$18,196
Impairment of goodwill – continuing operations	$2,241	$6,809	$—
Impairment of goodwill – discontinued operations	$—	$10,206	$8,400
Impairment of long-lived assets – discontinued operations	$—	$617	$—
Gain (loss) on dispositions of centers, net	$—	$(1,483)	$11
Pre-tax income (loss) – continuing	$(1,257)	$(5,636)	$363
Pre-tax loss - discontinued	$(1,252)	$(11,431)	$(10,437)

In December 2005, Radiologix recorded a $2.2 million pre-tax impairment charge to continuing operations to write-off goodwill related to Radiologix’s remaining Questar centers in California, Colorado and Minnesota. Increased competition in these markets has eroded the profitability of these centers. The increased competition throughout 2005 coupled with management’s decision to not invest in new equipment has reduced the future expectations for these centers, thus lowering their value.

In November 2005, Radiologix closed the Questar center in Arizona. This center continued to experience poor performance despite efforts to turn it around.

In December 2004, Radiologix recorded a $1.1 million pre-tax charge to continuing operations related to the impairment of goodwill at Radiologix’s Questar center in Arizona. This center was one of six Questar sites that Radiologix chose to keep in continuing operations at December 31, 2004.

In November 2004, Radiologix sold its 80% joint venture interest in Radiologix’s Questar Tampa operations, including accounts receivable, to its venture partner for $275,000 in cash, resulting in a loss of $591,000, including the write-off of goodwill for $354,000.

In June 2004, Radiologix sold a Questar center for $3.1 million in cash, resulting in a gain of $682,000, net of a write-off of goodwill for $500,000.

In the first quarter of 2004, Radiologix recorded a $5.5 million charge related to Questar in connection with its annual assessment of goodwill based on its internal analysis, which included a valuation performed by an independent valuation firm. In June 2004, after performing an extensive reassessment of Radiologix’s Questar imaging center portfolio, management concluded that certain centers were not strategic to Radiologix’s future plans and would be unable to meet and sustain its profitability requirements going forward. That reassessment considered: location, contracting leverage, expected capital requirements, the single modality nature of most of these sites, current operating trends, and the sale of Radiologix’s most profitable Questar center on June 21, 2004. Radiologix’s decision to dispose of this group of imaging centers created an event that required Radiologix to reassess the carrying value of the assets related to these centers, including goodwill at Radiologix’s Questar segment. This reassessment considered the impact on the value of the ongoing, deteriorating operating trends in these centers, as well as the implications of disposing of individual centers versus operating those centers as part of an ongoing operating enterprise. To assist Radiologix in that reassessment, it engaged an independent valuation firm to estimate the fair value of Radiologix’s combined Questar sites. As a result of Radiologix’s reassessment and the independent valuation, Radiologix recorded a $10.4 million pre-tax charge to continuing operations related to the impairment of Questar goodwill in June 2004. Radiologix also recorded a $617,000 pre-tax charge to impair long-lived assets of certain Questar centers in June 2004.

Radiologix assesses the viability of its imaging centers throughout the year. In the event Radiologix decides to dispose of one or more imaging centers, additional charges may result depending on cash flow and market conditions at the time of its assessment.

Management Services Agreements

In addition to continually assessing the financial viability of Radiologix’s imaging centers, management also evaluates the businesses surrounding Radiologix’s relationships with radiologists and radiology practice groups that have reading privileges at its facilities. These businesses may include Radiologix imaging centers and/or professional reading agreements involving another entity’s inpatient or outpatient imaging centers.

In most cases, individual radiologists and radiology practice groups serve in Radiologix’s facilities pursuant to management services agreements entered into when Radiologix acquired the practice group’s assets. The value of these arrangements is recorded as intangible assets when acquired. Although the agreements may extend for longer periods, the value of the intangible assets is amortized over no more than 25 years based on SEC guidance.

Mid-Atlantic Management Services Agreement

During the third quarter of 2004, management determined that the ability of one of the radiology groups to perform in accordance with a management services agreement administered by one of Radiologix’s Mid-Atlantic subsidiaries had diminished significantly. With several owned imaging centers covered by the management services agreement operating at financial losses, deteriorating financial conditions at hospitals involving professional reading arrangements, and the resignation from the practice of two physician leaders, management concluded that the value of intangible assets related to this management services agreement had become significantly impaired.

As a result, Radiologix and the radiology group terminated the management services agreement on January 31, 2005. Radiologix decided to dispose of three unprofitable imaging centers and to transfer the professional reading responsibility for certain other centers to another radiology group that operates under a management services agreement with Radiologix in the Mid-Atlantic market.

Based on Radiologix’s assessment and the actions that Radiologix has undertaken, Radiologix recorded 2004 third quarter impairment charges of:  $6.5 million to write off the unamortized portion of intangible assets related to this group’s management services agreement, and $800,000 to write off long-lived assets related to the centers planned for disposition, all of which were disposed of at December 31, 2005.

Service fee revenue and pre-tax income (loss) for the two centers disposed of in 2005, and the professional reading arrangements that Radiologix no longer is a party to, as reflected in continuing operations (including impairment charges) are as follows (in thousands):

	For the Year Ended December 31,
	2005	2004

Service fee revenue	$968	$5,910

Pre-tax income (loss)	$417	$(5,871)

•      San Antonio, Texas Management Services Agreement

Radiologix completed the sale of its operations in San Antonio, Texas in the second quarter of 2004. The purchase price was $10.5 million, resulting in a pre-tax gain on sale of approximately $4.7 million. Net cash received was $9.7 million after purchase price adjustments. The sale included (1) assets Radiologix owned and leased in its operation of M&S Imaging Partners, Inc., (2) a diagnostic imaging center, and (3) certain partnership interests, but did not include accounts receivable aggregating approximately $4.7 million, which Radiologix retained.

•      Other Management Services Agreements

In addition to the management services agreement Radiologix terminated effective January 31, 2005 (see Note 6 of Item 8), Radiologix amended (1) a management services agreement which resulted in a 15% reduction in Radiologix’s management fee effective January 1, 2004 and (2) a separate management services agreement which resulted in the establishment of a technical bonus to the contracted radiology group and 3% reduction in Radiologix’s management fee effective October 1, 2004.

Radiologix’s management fees for certain other management services agreements declined by 1% in 2005 and will decline by an additional 1% in 2006. The estimated annual impact to Radiologix’s service fee revenue for these 1% decreases is approximately $500,000.

In connection with the amendment of a management services agreement with a contracted radiology group in July 2002, Radiologix recorded deferred revenue of $3.3 million in consideration for the amended agreement, which amount is amortized over 20 years. In December 2002, Radiologix amended the management services agreement of another contracted radiology practice and recorded deferred revenue of $4.8 million in consideration for the amended agreement, which is amortized over 19 years.

Other Charges

A summary of other charges in continuing operations (in addition to the impairment amounts discussed above) is as follows (in thousands):

	For the Year Ended December 31,
	2005	2004
		(As restated)
Other impairment (1)	$(370)	$538
Contract termination costs (2)	$—	$515
Severance and related costs (3)	$670	$405
Litigation and regulatory matters (4)	$—	$295
Lease termination expense (5)	$—	$13,948

(1)

Radiologix incurred impairment charges and other costs aggregating $263,000 in the third quarter of 2004 associated with damages from hurricanes impacting Radiologix’s Southeastern operations. Radiologix received insurance proceeds of $370,000 relating to these damages in the second quarter of 2005. In the fourth quarter of 2004, Radiologix recorded additional impairment charges of $275,000 for software related to Radiologix’s Radiology Information System (RIS) in Radiologix’s Northeast operations where software has been replaced in connection with the implementation of Radiologix’s Radiologix Enhanced Workflow And Record Distribution (REWARD) Program.

(2)

In the third quarter of 2004, Radiologix recorded $315,000 for lease termination costs related to diagnostic equipment no longer in use; and $200,000 to write-off software costs associated with canceling a software contract.

(3)

During the years ended December 31, 2005 and 2004, Radiologix recognized $670,000 and $405,000 in charges, respectively, in connection with severance and other related costs for changes in Radiologix’s senior management team.

(4)	In the third quarter of 2004, Radiologix recorded $295,000 for a litigation settlement.
(5)	In 2004, Radiologix incurred costs of $13.9 million in connection with the termination of an operating lease assumed in the PresGar transaction.

Operating Expenses

The following table outlines Radiologix’s operating expenses, excluding (1) $557,000 and $78,000 of restricted stock expense in 2005 and 2004, respectively, (2) the $4.7 million gain on sale of Radiologix’s San Antonio operations in 2004, (3) the aggregate $2.2 million and $14.6 million in charges for impairment of goodwill, intangible and long-lived assets for 2005 and 2004, respectively, and items (1) through (5) in the above table, for the years ended December 31, 2005 and 2004 below (in thousands):

			Percent	Percent of Service Fee		Basis
			Increase	Revenue		Point
	2005	2004	(Decrease)	2005	2004	Change
		(As restated)
Service fee revenue	$251,440	$251,291	0.1%

Cost of services	$161,268	$158,159	2.0%	64.1%	62.9%	120
Equipment leases	13,035	17,660	(26.2)	5.2	7.0	(180)
Provision for doubtful accounts	19,033	22,337	(14.8)	7.6	8.9	(130)
Depreciation and amortization	23,430	22,999	1.9	9.3	9.2	10
Corporate, general and administrative	16,315	18,346	(11.1)	6.5	7.3	(80)
Interest expense, net	18,295	18,596	(1.6)	7.3	7.4	(10)
Total operating expenses, excluding gain, severance, impairment and other charges	$251,376	$258,097	(2.6)%	100.0%	102.7%	(270)

Comparable results excluding certain Management Services Agreement operations (San Antonio and the terminated Mid-Atlantic agreement) are presented below:

			Percent	Percent of Service Fee		Basis
			Increase	Revenue		Point
	2005	2004	(Decrease)	2005	2004	Change
		(As restated)
Service fee revenue	$250,472	$239,393	4.6%

Cost of services	$160,661	$152,074	5.7%	64.1%	63.5%	60
Equipment leases	12,999	17,546	(25.9)	5.2	7.3	(210)
Provision for doubtful accounts	18,797	19,714	(4.7)	7.5	8.2	(70)
Depreciation and amortization	23,430	22,311	5.0	9.4	9.3	10
Corporate, general and administrative	16,315	18,346	(11.1)	6.5	7.7	(120)
Interest expense, net	18,294	18,420	(0.7)	7.3	7.7	(40)
Total operating expenses, excluding gain, severance, impairment and other charges	$250,496	$248,411	0.8%	100.0%	103.7%	(370)

Cost of services consists of (1) field salaries and benefits, (2) field supplies, (3) field rent (lease) and (4) other field expenses.

Field salaries and benefits as a percentage of service fee revenue from continuing operations for the year ended December 31, 2005 and 2004 were unchanged at 34.4%. Field salaries and benefits as a percentage of service fee revenue from continuing operations for the year ended December 31, 2005 and 2004, excluding the San Antonio and the terminated Mid-Atlantic operations, were 34.5% and 34.9%, respectively. Management continues to evaluate Radiologix’s service offerings, patient flows and technology offerings to identify more efficient and less costly methods of providing high quality patient care and continues to evaluate its back office and support operations for new opportunities to gain economies of scale. Radiologix believes its REWARD Program, once fully implemented, will help Radiologix achieve greater efficiencies and lower Radiologix’s operating costs. In connection with field salaries and benefits, market studies performed in Radiologix’s primary operating locations indicate that certain employee positions could be above or below market salary rates. Radiologix addresses performance and merit increases on an annual basis in March through Radiologix’s Focal Point Review process.

Field supplies, excluding the terminated MSA operations, as a percentage of service fee revenue were 6.1% for the year ended December 31, 2005 compared to 6.0% for the year ended December 31, 2004. Field supply costs generally increase as Radiologix performs more high-end diagnostic procedures. High-end procedures typically utilize more supplies such as contrast and radio-pharmaceuticals.

Facility rent, excluding the terminated MSA operations, as a percentage of service fee revenue increased to 5.7% for the year ended December 31, 2005 compared to 5.6% for the year ended December 31, 2004, primarily due to facility rent for a new imaging center that began operations in April 2005 and higher facility rent in Radiologix’s Bay Area, California operations, offset by the reversal of a $229,000 lease accrual (of which $62,000 was recorded in the 2005 first quarter) no longer required as a result of settling a facility lease obligation with the trustee of a bankrupt landlord.

Other field expenses, excluding the terminated MSA operations, as a percentage of service fee revenue increased to 17.8% for the year ended December 31, 2005 compared to 17.0% for the year ended December 31, 2004 primarily due to (1) increased service contract costs resulting from new coverage on (a) equipment coming off warranty and (b) equipment acquired in connection with the acquisition of an equipment lease contract effective October 31, 2004, (2) system conversion, upgrade and outsourcing costs for Radiologix’s patient accounting systems, (3) higher marketing costs in Radiologix’s primary operations, (4) higher physician purchased service costs primarily due to paying certain physicians for incremental coverage on reading contracts, (5) higher workers’ compensation costs, (6) higher diagnostic equipment repair costs, (7) higher telephone and communication cost related to Radiologix’s operations and installation of REWARD and (8) a $176,000 write-off of leasehold improvement costs related to an imaging center closed in the 2005 second quarter. These increased costs were offset by (1) a $370,000 gain from insurance proceeds received in settlement for equipment damaged by a hurricane, (2) gains on sales of diagnostic equipment, (3) lower malpractice insurance costs and (4) lower off-site storage costs.

Equipment lease expenses, excluding the terminated MSA operations, as a percentage of service fee revenue decreased to 5.2% for the year ended December 31, 2005 compared to 7.3% for the year ended December 31, 2004 primarily due to the impact of lease buyouts and the acquisition of an equipment lease contract effective October 31, 2004, which eliminates equipment lease expense that was previously recorded based on volume.

Provision for doubtful accounts decreased by $3.3 million in the year ended December 31, 2005 compared to the year ended December 31, 2004 primarily due to improved denial rates in 2005 and lower professional revenue charges in 2005, which historically have higher provision for doubtful accounts.

Depreciation and amortization increased to $23.4 million in the year ended December 31, 2005 compared to $23.0 million in the year ended December 31, 2004 primarily due to (1) the impact of new imaging centers and new equipment placed in service in 2004 and 2005 and (2) lease buyouts, offset by (1) no longer operating the terminated San Antonio operations that were sold in the second quarter of 2004, (2) no longer operating the terminated Mid-Atlantic operations effective January 31, 2005, (3) the effect of lower asset bases as a result of asset impairments in 2004 and (4) assets that became fully depreciated in 2004 and 2005.

Corporate, general and administrative expenses decreased to $16.3 million in the year ended December 31, 2005 compared to $18.3 million in the year ended December 31, 2004 primarily due to (1) lower executive recruiting and relocation costs, (2) reduced legal costs as a result of establishing an in-house legal department which resulted in reducing Radiologix’s contracted legal costs, (3) lower costs related to Sarbanes-Oxley Section 404 compliance as a result of concluding Radiologix’s initial stage of establishing, documenting, and implementing Radiologix’s company wide internal control processes, (4) lower 2005 health benefits costs, and (5) the lack of chief operating officer salary and benefit costs in the 2005 first and second quarters as this position remained open from December 2004 through July 2005.

Interest expense (net of interest income), including amortization of deferred financing costs, decreased to $18.3 million in the year ended December 31, 2005 compared to $18.6 million in the year ended December 31, 2004 primarily due to Radiologix’s $1.7 million retirement of debt in the second quarter of 2004 and earning interest income on additional invested funds.

Equity in earnings increased in 2005 compared to 2004 primarily due to improved profitability at Radiologix’s joint ventures.

Due to losses for the last three years, the realization of deferred tax assets is uncertain. Therefore, valuation allowances for net deferred tax assets were recorded in 2004 and 2005. The tax provision of $662,000 for the year ended December 31, 2005 is for state income taxes and federal alternative minimum tax. No federal or state tax benefits were recorded for the full year 2005.

SUMMARY OF OPERATIONS BY QUARTER

The following table presents unaudited quarterly operating results for each of Radiologix’s last eight fiscal quarters, restated as discussed in Note 3 and Note 22 of Item 8 for discontinued operations. Radiologix believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the consolidated financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods (in thousands, except per share data).

	2005 QUARTER ENDED				2004 QUARTER ENDED
	MAR. 31	JUNE 30	SEPT. 30	DEC. 31	MAR. 31	JUNE 30	SEPT. 30	DEC. 31
	(As restated)	(As restated)	(As restated)					(As restated)
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
Service fee revenue	$62,751	$64,311	$62,258	$62,120	$66,042	$66,211	$63,613	$55,425
Gross profit	$10,014	$9,934	$7,872	$7,224	$9,596	$10,792	$8,456	$835
Income (loss) from continuing operations before income taxes	$1,463	$1,269	$492	$(2,962)	$1,400	$905	$(8,523)	$(23,783)
Income (loss) from continuing operations	$1,387	$1,176	$217	$(3,180)	$840	$823	$(5,175)	$(20,641)
Income (loss) on discontinued operations	(434)	30	(582)	(145)	(3,547)	(2,932)	(211)	(1,012)
Net income (loss)	$953	$1,206	$(365)	$(3,325)	$(2,707)	$(2,109)	$(5,386)	$(21,653)

Earnings (loss) per common share:
Income (loss) from continuing operations – basic	$0.06	$0.05	$0.01	$(0.14)	$0.04	$0.04	$(0.24)	$(0.95)
Income (loss) from discontinued operations – basic	(0.02)	—	(0.03)	(0.01)	(0.16)	(0.13)	(0.01)	(0.05)
Net income (loss) – basic	$0.04	$0.05	$(0.02)	$(0.15)	$(0.12)	$(0.09)	$(0.25)	$(1.00)
Income (loss) from continuing operations – diluted	$0.06	$0.05	$0.01	$(0.14)	$0.04	$0.04	$(0.24)	$(0.95)
Income (loss) from discontinued operations – diluted	(0.02)	—	(0.03)	(0.01)	(0.16)	(0.13)	(0.01)	(0.05)
Net income (loss) – diluted	$0.04	$0.05	$(0.02)	$(0.15)	$(0.12)	$(0.09)	$(0.25)	$(1.00)
Weighted average shares outstanding:
Basic	21,913	22,339	22,138	22,176	21,766	21,770	21,806	21,816
Diluted	22,509	22,572	22,411	22,176	22,288	22,220	21,806	21,816

Restated amounts for income (loss) from continuing operations before income taxes for the quarters ended March 31, June 30, and September 30 of 2005 reflect a reduction of amortization expense of $194,000, $193,000, and $194,000, respectively. Restated amounts for income (loss) from continuing operations for the quarters ended March 31, June 30, and September 30 of 2005 reflect, in addition to the above stated amounts, a reduction (increase) of income tax expense of $406,000, $354,000, and ($139,000), respectively. Restated amounts for income (loss) from discontinued operations for the quarters ended March 31, June 30, and September 30 of 2005 reflect a reduction of income tax benefit (expense) of $165,000, ($10,000), and $221,000, respectively. Restated amounts for earnings (loss) per common share from continuing operations for the quarters ended March 31, June 30, and September 30 of 2005 reflect a reduction (increase) of $(0.03), $(0.02), and no change, respectively. Restated amounts for earnings (loss) per common share from discontinued operations for the quarters ended March 31, June 30, and September 30 of 2005 reflect a reduction (increase) of $0.01, no change, and $0.01, respectively.

Income (loss) for the quarters ended March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005 and the corresponding periods in 2004 include the following for continuing operations:

	2005 QUARTER ENDED				2004 QUARTER ENDED
	MAR. 31	JUNE 30	SEPT. 30	DEC. 31	MAR. 31	JUNE 30	SEPT. 30	DEC. 31
								(As restated)
Service fee revenue reduction	$—	$—	$—	$—	$—	$—	$—	$9,128
Lease termination expense	—	—	—	—	—	—	—	13,948
Equity in earnings reduction	—	—	—	—	—	—	—	286
Impairment of goodwill, intangible and long-lived assets	—	—	—	2,241	—	5,752	7,474	1,332
Contract termination costs	—	—	—	—	—	—	515	—
Stock based compensation expense	82	131	182	162	—	—	53	25
Severance and related costs	—	—	—	670	—	—	405	—
Litigation and regulatory matters	—	—	—	—	—	—	295	—
Gain on sale of operations	—	—	—	—	—	(4,669)	—	—
Other impairment	—	(370)	—	—	—	—	263	275

LIQUIDITY AND CAPITAL RESOURCES

Liquidity at June 30, 2006, was derived from cash and cash equivalents and net cash generated by operating activities. As of June 30, 2006, Radiologix had current assets of $102.1 million, including cash and cash equivalents of $43.7 million, and current liabilities of $26.1 million, including current maturities of long-term debt and capital lease obligations of $33,000. For the six months ended June 30, 2006, Radiologix generated $17.8 million in net operating cash flow, invested $10.1 million and used cash of $17,000 for financing activities.

Net cash from operating activities for the six months ended June 30, 2006 of $17.8 million decreased from $18.8 million for the same period in 2005. Radiologix’s operating cash flows are primarily impacted by the amount of service fee revenue it generates and ultimately collects, offset by the amount and timing of its payment obligations for resources used to generate service fee revenue, such as costs for payroll, supplies, equipment operating leases, equipment maintenance contracts, equipment repairs, utilities, facility rent, marketing, interest and general and administrative costs.

For the six months ended June 30, 2006, operating cash flows decreased relative to the comparable period in 2005 due primarily to the receipt of income tax refunds in 2005, and the payment of distributions to the minority interest holders in Radiologix’s consolidated subsidiaries in 2006.

Radiologix’s days sales outstanding on accounts receivable decreased from 48.0 days at December 31, 2005 to 43.8 days at June 30, 2006. Radiologix calculates days sales outstanding by dividing accounts receivable, net of allowances, by the two-month average revenue per day. Radiologix’s days sales outstanding decreased as a result of improved denial rates and overall improved collections in the first six months of 2006.

Net cash used in investing activities for the six months ended June 30, 2006 and 2005 was $10.1 million and $10.9 million, respectively. Purchases of property and equipment during the six months ended June 30, 2006 and 2005 were $11.2 million and $12.1 million, respectively, including $1.8 million to buyout operating leases in 2005.

Net cash flows used in financing activities for the six months ended June 30, 2006 was $17,000, compared to net cash flows provided by financing activities for the six months ended June 30, 2005 of $631,000. Radiologix received proceeds from the exercises of stock options of $767,000 in the six months ended June 30, 2005 compared to zero in the six months ended June 30, 2006.

At June 30, 2006, Radiologix had outstanding senior note borrowings of $158.3 million and a $12.0 million convertible subordinated junior note. At June 30, 2006, amounts considered outstanding under the revolving credit facility totaled $1.4 million related to two letters of credit in connection with Radiologix’s high retention workers’ compensation program with $27.4 million available for borrowings. Borrowings under this line are limited to 85% of eligible accounts receivable, as defined under the credit facility. Borrowings are secured by substantially all of Radiologix’s assets and a pledge of the capital stock of Radiologix’s wholly owned subsidiaries.

The required debt incurrence ratio under the senior notes is 2.75.  Radiologix’s debt incurrence ratio of 2.47 at June 30, 2006 is not in compliance with these notes.  The non-compliance with the debt incurrence ratio limits, among other things, Radiologix’s ability to incur additional debt (this does not impact Radiologix’s lease lines or credit facility as they are Permitted Indebtedness).

On July 9, 2004, Radiologix amended its master lease with GE under an Amended and Restated Master Lease Agreement.  Through this arrangement, GE has agreed to fund up to $60.0 million of equipment leases through December 31, 2006, and requires that at least 55% of the outstanding balance represent GE healthcare equipment. In connection with the Master Lease Agreement, Radiologix is required to provide additional cash collateral in a restricted account equal to 20% of the aggregate amounts outstanding under the Master Lease Agreement. The accompanying June 30, 2006 balance sheet includes $5.8 million of restricted cash under this provision.

At June 30, 2006, applicable amounts outstanding under the Master Lease Agreement totaled $45.9 million; commitments for leases signed but not placed in service under the Master Lease Agreement were $4.8 million, and $9.3 million remained available for future leases.

In fiscal 2006, Radiologix plans to spend approximately $7.0 million for capital expenditures in connection with its REWARD Program, $9.0 million for expansion of centers including de novo projects and commit $9.0 million for major diagnostic equipment leases over the respective lease terms. As of June 30, 2006, Radiologix committed approximately $3.4 million and $6.7 million on capital expenditures in connection with its REWARD Program and expansion of centers, respectively.

Radiologix operates in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations, particularly the initial start-up and development cost of new diagnostic imaging centers and the acquisition of additional centers and new diagnostic imaging equipment. Radiologix currently believes that its cash balances, the expected cash flow from operations, and its borrowing capacity under its revolving credit facility and its master lease line will be sufficient to fund its working capital, acquisitions and capital expenditure requirements for the next eighteen months. Radiologix’s long-term liquidity needs will consist of working capital and capital expenditure requirements, the funding of future acquisitions and repayment of debt. Radiologix intends to fund these long-term liquidity needs from cash generated from operations, available borrowings under its revolving credit facility, its master lease line of credit, and future debt and equity financings. However, Radiologix’s ability to generate cash is subject to its performance, general economic conditions, industry trends and other factors. Many of these factors are beyond Radiologix’s control and cannot be anticipated at this time. To the extent Radiologix is unable to generate sufficient cash from its operations, or if funds are not available under its revolving credit facility or its master lease line, Radiologix may be unable to meet its capital expenditure and debt service requirements. Furthermore, Radiologix may not be able to raise any necessary additional funds through bank financing or the issuance of equity or debt securities on terms acceptable to it, if at all.

CRITICAL ACCOUNTING POLICIES

This discussion and analysis should be read in conjunction with Radiologix’s consolidated financial statements and related notes included elsewhere in this report.

The preparation of Radiologix’s consolidated financial statements requires the use of judgments and estimates. Radiologix’s critical accounting policies are described below to provide a better understanding of how Radiologix develops its judgments about future events and related estimations and how they can impact its financial statements. A critical accounting policy is one that requires Radiologix’s most difficult, subjective or complex estimates and assessments and is fundamental to its results of operations. Radiologix identified its most critical accounting policies to be:

•          revenue recognition and estimation of allowances for contractuals and doubtful accounts;

•          evaluation of intangible assets and long-lived assets for impairment; and

•          estimation of a valuation allowance in accounting for income taxes (deferred tax assets).

Revenue Recognition

Service fee revenue from contracted radiology practice groups (professional revenue component) and diagnostic imaging centers (technical revenue component) is recorded when services are rendered by the contracted radiology practices and diagnostic imaging centers based on established gross charges billed and reduced by estimated contractual adjustments and amounts retained by the contracted radiology practice groups under the terms of management services agreements. Radiologix’s patient accounting system currently does not record contractual adjustments at the time of billing.  Instead, contractual adjustments and the provision for doubtful accounts are estimated based on historical collection experience using a retrospective collection analysis, which Radiologix began using in December 2004, payment-versus-charge schedules and aging models.  Should circumstances change (shift in payor mix, decline in economic conditions or deterioration in aging of patient receivables), Radiologix’s estimates of the net realizable value of patient receivables could be reduced by a material amount. Radiologix has estimated that a change in its collection percentage of 1.0% could result in a change in service fee revenue of $5.2 million per year.

Radiologix’s accounts receivable write-off process is primarily system-driven whereby a series of communications requesting payment is sent to a patient who either is without healthcare benefit coverage or who owes Radiologix a co-pay amount. These communications increase in intensity and urgency as the receivable becomes more delinquent.  The communication cycle is a series of billing statements and letters requesting payment.  The statements and letters are normally sent to patients who are without health insurance or who owe Radiologix a co-payment or deductible after insurance has been paid.  The letters are sent for up to 110 days and increase in intensity and urgency as the receivable becomes more delinquent.  If the receivable remains uncollected after this 110-day period, the communication cycle is complete and the receivable is written off in its patient accounting system and referred to a collection agency. Radiologix also reviews accounts receivable “events checklists” which are designed to identify significant delinquent accounts receivable.  Write-offs for accounts identified by Radiologix’s events checklists are approved by the Vice President of Radiologix’s Patient Services Group.

Intangible and Long-lived Assets

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), requires impairment losses to be recognized for long-lived assets through operations when indicators of impairment exist and the underlying cash flows are not sufficient to support the assets’ carrying value.  In addition, SFAS No. 144 requires that a long-lived asset (disposal group) to be sold that meets certain recognition criteria be classified as “held for sale” and measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also requires that a long-lived asset subject to closure (abandonment) before the end of its previously estimated useful life continue to be classified as “held and used” until disposal, with depreciation estimates revised to reflect the use of the asset over its shortened useful life.

Radiologix regularly evaluates the carrying value of intangible and long-lived assets for events or changes in circumstances that indicate that the carrying amount may not be recoverable or that the remaining estimated useful life should be changed. Potential indicators of impairment can include, but are not limited to (1) history of operating losses or expected future losses; (2) significant adverse change in legal factors; (3) changes in the extent or manner in which the assets are used; (4) current expectations to dispose of the assets by sale or other means and (5) reductions or expected reductions of cash flow. In the event that Radiologix determines there is an indication of impairment, Radiologix compares undiscounted net cash flows to the carrying value of the respective asset.  If the carrying value exceeds the undiscounted net cash flows, Radiologix performs an impairment calculation using discounted cash flows, valuation analysis from independent valuation specialists or comparisons to recent sales or purchase transactions to determine estimated fair value.

Finite Life Intangible and Long-Lived Assets

Impairment losses are recognized for long-lived assets through operations when events or changes in circumstances that may indicate that the carrying amount may not be recoverable and the underlying net cash flows are not sufficient to support the assets’ carrying value. Examples of events or changes in circumstances or in the business climate can include, but are not limited to the following:

a. History of operating losses or expected future losses;

b. Significant adverse change in legal factors;

c. Significant adverse change in the extent or manner in which the assets are used or in the physical condition of the assets;

d. Current expectations to dispose of the assets by sale or other means; and

e. Reductions or expected reductions of cash flow.

Radiologix’s management services agreements, included in the consolidated balance sheets as intangible assets, are not considered to have indefinite useful lives and will continue to be amortized over a useful life of no more than 25 years based on SEC guidance. Radiologix regularly evaluates the carrying value and lives of the finite lived intangible assets in light of any events or circumstances that Radiologix believes may indicate that the carrying amount or amortization period should be adjusted.

Income Taxes

Radiologix accounts for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Developing Radiologix’s provision for income taxes, including its effective tax rate, and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, any estimated valuation allowances Radiologix deems necessary to value deferred tax assets.  Radiologix’s judgments and tax strategies are subject to audit by various taxing authorities.  While Radiologix believes it has provided adequately for its income taxes in its consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on Radiologix’s consolidated financial condition, results of operations or cash flows.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF RADIOLOGIX

The following table sets forth information about beneficial ownership of Radiologix’s Common Stock as of August 18, 2006, by (i) all persons known to Radiologix to own beneficially more than 5% of the outstanding Common Stock, (ii) each Radiologix director, (iii) each Radiologix executive officer, and (iv) all Radiologix directors and executive officers as a group.

Name(1)	Shares of Common Stock Beneficially Owned(2)	Percentage of Outstanding Common Stock Beneficially Owned
Sami S. Abbasi(3)	1,005,410	4.4%
Marvin S. Cadwell(4)	88,000	*
Paul D. Farrell(5)	121,000	*
Stephen M. Forthuber(6)	97,916	*
John R. Gunn	—	*
Kent S. Marquardt	1,000	*
Joseph C. Mello(7)	44,000	*
Michael N. Murdock(8)	66,666	*
Michael L. Sherman, M.D.(9)	190,773	*
Michael L. Silhol(10)	56,666	*
All directors and executive officers as a group (10 persons)(11)	1,671,431	7.4%

Contrarian Capital Management LLC(12) 411 West Putnam Avenue, Suite 225 Greenwich, CT 06830	3,824,150	16.9%

Trinad Capital Master Fund, Ltd.(13) 2121 Ave. of the Stars, Suite 1650 Los Angeles, CA 90067, and	2,872,758	12.7%
Strategic Turnaround Equity Partners, L.P. 720 Fifth Avenue, 9th Floor New York, New York 10019

MidOcean Capital Partners SB, L.P.(14) 345 Park Avenue, 16th Floor New York, NY 10154	1,593,040	7.0%

*	Less than one percent.

(1)	The address of all individuals named in the table is c/o Radiologix, Inc., 3600 JPMorgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201-2776.

(2)

Beneficial ownership includes voting or investment power with respect to securities in accordance with rules of the Securities and Exchange Commission. Common Stock issuable within 60 days upon exercise or conversion of an option or other security is deemed outstanding and to be beneficially owned by the option or other security holder to compute the holder’s percentage ownership. It is not deemed outstanding in computing the percentage ownership of any other person. Except for shares held jointly with a person’s spouse or subject to applicable community property laws, or as indicated in the footnotes to this table, each stockholder identified in the table has sole voting and investment power over all shares shown as beneficially owned by that stockholder.

(3)

Includes options to purchase 705,410 shares that Mr. Abbasi can exercise within 60 days. The remaining shares included in the table are restricted and subject to forfeiture if Mr. Abbasi’s employment with Radiologix terminates before November 2007.

(4)	Includes options to purchase 80,000 shares that Mr. Cadwell can exercise within 60 days.

(5)	Includes options to purchase 50,000 shares that Mr. Farrell can exercise within 60 days.

(6)	Includes options to purchase 97,916 shares that Mr. Forthuber can exercise within 60 days.

(7)	Includes options to purchase 40,000 shares that Mr. Mello can exercise within 60 days.

(8)	Includes options to purchase 66,666 shares that Mr. Murdock can exercise within 60 days.

(9)	Includes options to purchase 110,000 shares that Dr. Sherman can exercise within 60 days.

(10)	Includes options to purchase 56,666 shares that Mr. Silhol can exercise within 60 days.

(11)	Includes options to purchase 1,206,658 shares that all directors and executive officers as a group can exercise within 60 days.

(12)

Contrarian Capital Management, L.L.C. is an investment adviser that holds the shares included in the table in accounts under its management and control. An account in the name of Contrarian Equity Fund, L.P. owns more than 5% of Radiologix’s outstanding Common Stock. Contrarian Capital Management, L.L.C. has sole voting and sole dispositive power over 125,052 shares included in the table. It shares voting and dispositive power over 3,699,098 shares included in the table. The information included in the table and in this footnote is derived from Contrarian Capital Management, L.L.C.’s Schedule 13G filed with the Securities and Exchange Commission on November 15, 2004.

(13)

Trinad Capital Master Fund Ltd., Trinad Management, LLC, Robert Ellin, Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have filed a joint Schedule 13D/A with the Securities and Exchange Commission. Trinad Capital Master Fund Ltd, a Cayman Islands Corporation, is a hedge fund investing in micro-cap companies. Trinad Management, LLC is a Delaware limited liability company principally engaged as the general partner of Trinad Capital Master Fund Ltd. Robert Ellin is a citizen of the United States and (i) a managing member of Trinad Management, LLC, (ii) the holder of 66% of the membership interests in Trinad Management, LLC, and (iii) the holder of approximately 9% of the partnership interests in Trinad Capital Ltd. Trinad Capital Master Fund Ltd., Trinad Management, LLC and Robert Ellin have shared dispositive and voting power over 2,220,358 shares included in the table.

Strategic Turnaround Equity Partners, L.P., is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. Gary L. Herman and Bruce Galloway are citizens of the United States and (i) managing members of Galloway Capital Management LLC, (ii) Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and (iii) Mr. Galloway is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P. Strategic Turnaround Equity Partners, L.P., Galloway Capital Management LLC, Bruce Galloway and Gary Herman have shared voting and dispositive power over 254,700 shares included in the table. Gary Herman additionally has sole voting and dispositive power over 7,900 shares included in the table. Bruce Galloway has sole voting and dispositive power over 389,800 shares included in the table.

The information included in the table and in this footnote is derived from these entities’ filings with the Securities and Exchange Commission.

(14)

Includes the right to acquire 1,593,040 shares upon the conversion of senior subordinated notes held by MidOcean Capital Partners SB, L.P., formerly DB Capital Partners SBIC, L.P. Ultramar Capital, Ltd., MidOcean Capital Partners, L.P, Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC may all be deemed to be beneficial owners of the shares as a result of their direct or indirect control relationship with MidOcean Capital Investors, L.P. MidOcean Capital Partners, L.L.C. is the general partner of MidOcean Capital Partners SB, L.P. MidOcean Capital Partners, L.P. is the managing member of MidOcean Capital Partners, L.L.C. Existing Fund GP, Ltd. is the general partner of MidOcean Capital Partners, L.P. MidOcean Partners, LP is the sole owner of Existing Fund GP, Ltd. and MidOcean Associates, SPC is the general partner of MidOcean Partners, LP. On February 21, 2003, MidOcean Partners, LP, and Existing Fund GP, Ltd. acquired an 80% limited partnership interest and a general partnership interest, respectively, in DB Capital Partners, L.P. from DB Capital Partners, Inc. Prior to this time, none of Ultramar Capital, Ltd., Existing Fund GP, Ltd., MidOcean Partners, LP or MidOcean Associates, SPC had a beneficial ownership interest in the Common Stock. J. Edward Virtue may be deemed the beneficial owner of the shares because he indirectly controls the securities, but disclaims beneficial ownership except to the extent of his pecuniary interest therein. The address for MidOcean Capital Partners, L.L.C., MidOcean Capital Partners, L.P., Existing Fund GP, Ltd., MidOcean Partners, LP and MidOcean Associates, SPC is 345 Park Avenue, 16th Floor, New York, New York 10154. The address for DB Capital Partners, Inc. is 31 West 52nd Street, New York, New York 10019.

DESCRIPTION OF PRIMEDEX CAPITAL STOCK

The following is a summary of the terms and provisions of Primedex’s capital stock. The rights of Primedex stockholders are governed by New York law, California law, Primedex’s certificate of incorporation and Primedex’s by-laws. This summary is qualified in its entirety by reference to the governing corporate instruments of Primedex to which Primedex have referred you and applicable provisions of New York Business Corporation Law (the “NYBCL”) and the California General Corporation Law. To obtain a copy of Primedex’s certificate of incorporation and by-laws, see “Where You Can Find More Information” beginning on page 211.

Common Stock

Primedex common stock is traded on the Over-The-Counter Bulletin Board under the symbol “PMDX.OB” The registrar and transfer agent is American Stock Transfer and Trust Company. The holders of Primedex common stock are entitled to one vote for each share of common stock held of record on all matters submitted to a vote of Primedex stockholders. Common stockholders have no conversion, preemptive, subscription or redemption rights. All outstanding shares of Primedex common stock are duly authorized, validly issued, fully paid and nonassessable.

Upon satisfaction of Primedex’s obligations to preferred stockholders, if any, the common stockholders receive dividends when declared by the board of directors. If Primedex liquidates, dissolves or winds-up its business, holders of Primedex common stock will share equally in the assets remaining after Primedex pays all of its creditors and satisfies all of its obligations to preferred stockholders.

Preferred Stock

The Primedex board of directors can, without approval of stockholders, issue one or more series of preferred stock. The board can determine the number of shares of each series and the designation and relative rights and preferences of preferred stock, including dividend rights, conversion rights, voting rights, and redemption rights. In some cases, the issuance of preferred stock could delay, defer or prevent a change in control of Primedex and make it harder to remove present management, without further action by Primedex stockholders. Under some circumstances, preferred stock could also decrease the amount of earnings and assets available for distribution to holders of Primedex common stock if Primedex liquidates or dissolves and could also restrict or limit dividend payments to holders of Primedex common stock.

Primedex has “blank check” preferred stock authorized under its certificate of incorporation, which may be issued by the Primedex board of directors in one or more designated series. Currently, the only designated series is the “Series A 5% Convertible Preference,” of which there are currently 5,600,000 shares designated.  There are currently no shares of Series A Preferred Stock issued or outstanding. If Proposal No. 3 — Amendement to Certificate of Incorporation to Increase Authorized Shares is approved, the Series A 5% Convertible Preference would be undesignated as a series of preferred stock and the 10,000,000 authorized shares of Primedex stock would be available for subsequent designation and issuance by Primedex’s board of directors.

LEGAL MATTERS

The validity of the Primedex common shares to be issued in the merger will be passed on for Primedex by Sheppard, Mullin, Richter and Hampton LLP.

EXPERTS

The consolidated financial statements of Primedex as of October 31, 2005 and 2004, and for each of the three years in the period ended October 31, 2005, have been included herein, in reliance upon the reports of Moss Adams LLP, an independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

Ernst & Young LLP, independent registered public accounting firm, has audited Radiologix’s consolidated financial statements and schedule at December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, as set forth in their report. Radiologix’s financial statements and schedule are included in the joint proxy/prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

SUBMISSION OF FUTURE STOCKHOLDER PROPOSALS

If you wish to submit a proposal to be included in the proxy statement for Primedex’s 2007 annual meeting, we must receive it on or before [                          , 2007]. You should follow the procedures described in Rule 14a-8 of the Exchange Act and send the proposal to Primedex’s principal executive offices: Primedex Health Systems, Inc., 1510 Cotner Avenue, Los Angeles, CA, 90025, Attention: Corporate Secretary.

If you wish to bring matters before stockholders at the Primedex 2007 annual meeting other than pursuant to the procedures in Rule 14a-8, you must satisfy the following requirements under Primedex’s by-laws:

•                                          you must notify Primedex’s corporate secretary in writing not less than 60 days prior to the annual meeting, except where the date of the annual meeting was not publicly announced at least 75 days prior to the date of the annual meeting, in which case you must notify Primedex’s corporate secretary in writing within 10 days of the date of the public announcement of the date of the annual meeting; and

•                                          your notice must contain the specific information required by the by-laws.

Primedex retains the discretion to vote proxies on a proposal filed within these deadlines provided (i) Primedex includes in the proxy statement advice on the nature of the proposal and how Primedex intends to exercise Primedex’s voting discretion, and (ii) the proponent does not issue a proxy statement.

WHERE YOU CAN FIND MORE INFORMATION

Primedex and Radiologix file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy materials that Primedex and Radiologix have filed with the SEC at the following SEC public reference room:

450 Fifth Street, N.W.
Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

Primedex’s and Radiologix’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov, which contains reports, proxy and information statements and other information regarding companies that file electronically with the SEC. In addition, Primedex’s SEC filings are also available for free to the public on Primedex’s website, www.radnetonline.com, and Radiologix’s filings with the SEC are also available for free to the public on Radiologix’s website, www.radiologix.com. Information contained on Primedex’s website and Radiologix’s website is not incorporated by reference into this joint proxy statement/prospectus, and you should not consider information contained on those websites as part of this joint proxy statement/prospectus.

As of the date of this joint proxy statement/prospectus, Primedex has filed a registration statement on Form S-4 to register with the SEC the Primedex common stock that Primedex will issue to Radiologix stockholders in the merger.  This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Primedex, as well as the proxy statement of Radiologix and Primedex for their respective stockholder meetings.

If you would like to request documents from Primedex, please request them in writing or by telephone at the following address and telephone number:

Primedex Health Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025
Attention: Investor Relations
(310) 478-7808

If you would like to request documents, please do so by [      ], 2006, to receive them before the Primedex annual meeting. If you request any of these documents from Primedex, Primedex will mail them to you by first-class mail, or similar means.

If you would like to request documents from Radiologix, please request them in writing or by telephone at the following address and telephone number:

Radiologix, Inc.
3600 JPMorgan Chase Tower
2200 Ross Avenue
Dallas, TX 75201-2776
Attention: General Counsel
(214) 303-2776

If you would like to request documents, please do so by [      ], 2006, to receive them before the Radiologix special meeting . If you request any of these documents from Radiologix, Radiologix will mail them to you by first-class mail, or similar means.

You should rely only on the information contained in this joint proxy statement/prospectus in voting your shares at the stockholder meetings. Neither Primedex nor Radiologix has authorized anyone to provide you with information that is different from what is contained in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [      ], 2006. You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any other date, and neither the mailing of this joint proxy statement/prospectus nor the consummation of the merger will create any implication to the contrary.

PRIMEDEX HEALTH SYSTEMS, INC.

Consolidated Financial Statements
Years Ended October 31, 2003, 2004 and 2005 and
Six Months Ended April 30, 2005 and 2006 (unaudited)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
Primedex Health Systems, Inc.

We have audited the accompanying consolidated balance sheets of Primedex Health Systems, Inc. and affiliates as of October 31, 2004 and 2005 and the related consolidated statements of operations, stockholders’ deficit and cash flows for each of the years in the three-year period ended October 31, 2005.  These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Primedex Health Systems, Inc. and affiliates as of October 31, 2004 and 2005, and the consolidated results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ MOSS ADAMS LLP

¶ Los Angeles, California
February 13, 2006

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES
CONSOLIDATED BALANCE SHEETS

	OCTOBER 31,
	2004	2005
ASSETS CURRENT ASSETS
Cash and cash equivalents	$1,000	$2,000
Accounts receivable, net	20,029,000	22,319,000
Unbilled receivables and other receivables	966,000	476,000
Other	1,858,000	1,799,000

Total current assets	22,854,000	24.596,000

PROPERTY AND EQUIPMENT, NET	77,333,000	68,107,000

OTHER ASSETS
Accounts receivable, net	1,868,000	1,267,000
Goodwill	23,099,000	23,099,000
Trade name and other	2,297,000	4,164,000

Total other assets	27,264,000	28,530,000

Total assets	$127,451,000	$121,233,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT CURRENT LIABILITIES
Cash disbursements in transit	$2,536,000	$3,425,000
Line of credit	14,011,000	13,341,000
Accounts payable and accrued expenses	22,852,000	22,469,000
Short term notes expected to be refinanced: Notes payable	—	69,066,000
Obligations under capital lease	—	56,927,000
Notes payable	6,785,000	1,101,000
Obligations under capital lease	8,842,000	1,697,000

Total current liabilities	55,026,000	168,026,000

LONG-TERM LIABILITIES
Subordinated debentures payable	16,147,000	16,147,000
Notes payable to related party	2,119,000	3,533,000
Notes payable, net of current portion	62,828,000	—
Obligations under capital lease, net of current portion	58,557,000	4,129,000
Accrued expenses	329,000	31,000

Total long-term liabilities	139,980,000	23,840,000

COMMITMENTS AND CONTINGENCIES STOCKHOLDERS’ DEFICIT	(67,555,000)	(70,633,000)
Total liabilities and stockholders’ deficit	$127,451,000	$121,233,000

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended October 31,
	2003	2004	2005

NET REVENUE	$140,259,000	$137,277,000	$145,573,000
OPERATING EXPENSES
Operating expenses	106,078,000	105,828,000	109,012,000
Depreciation and amortization	16,874,000	17,762,000	17,101,000
Provision for bad debts	4,944,000	3,911,000	4,929,000
Loss on disposal of equipment, net	—	—	696,000

Total operating expenses	127,896,000	127,501,000	131,738,000

INCOME FROM OPERATIONS	12,363,000	9,776,000	13,835,000
OTHER EXPENSE (INCOME)
Interest expense	17,948,000	17,285,000	17,493,000
Other income	(556,000)	(176,000)	(872,000)
Other expense	334,000	1,657,000	349,000

Total other expense	17,726,000	18,766,000	16,970,000

LOSS BEFORE INCOME TAXES, MINORITY INTEREST AND DISCONTINUED OPERATION	(5,363,000)	(8,990,000)	(3,135,000)
INCOME TAX EXPENSE	—	(5,235,000)	—
LOSS BEFORE MINORITY INTEREST AND DISCONTINUED OPERATION	(5,363,000)	(14,225,000)	(3,135,000)
MINORITY INTEREST IN EARNINGS (LOSS) OF SUBSIDIARIES	101,000	351,000	—

LOSS FROM CONTINUING OPERATIONS	(5,464,000)	(14,576,000)	(3,135,000)
DISCONTINUED OPERATION:
Income from operation of Westchester Imaging Group	255,000	—	—
Gain on sale of discontinued operation	2,942,000	—	—

INCOME FROM DISCONTINUED OPERATION	3,197,000	—	—

NET LOSS	$(2,267,000)	$(14,576,000)	$(3,135,000)

BASIC EARNINGS PER SHARE
Loss from continuing operations	$(0.13)	$(0.35)	$(0.08)
Income from discontinued operation	0.08	—	—

BASIC NET LOSS PER SHARE	$(0.05)	$(0.35)	$(0.08)

DILUTED EARNINGS PER SHARE
Loss from continuing operations	$(0.13)	$(0.35)	$(0.08)
Income from discontinued operation	0.08	—	—

DILUTED NET LOSS PER SHARE	$(0.05)	$(0.35)	$(0.08)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basic	41,090,768	41,106,813	41,207,909

Diluted	41,090,768	41,106,813	41,207,909

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT

YEARS ENDED OCTOBER 31, 2003, 2004 AND 2005

	Common Stock, $.01 par
	value, 100,000,000 shares						Total
	authorized		Paid-in	Treasury Stock, at cost		Accumulated	Stockholders’
	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit

BALANCE - OCTOBER 31, 2002	42,830,734	429,000	100,328,000	(1,825,000)	(695,000)	(150,983,000)	(50,921,000)
Issuance of common stock	95,000	1,000	27,000	—	—	—	28,000
Conversion of bond debentures	6,079	—	73,000	—	—	—	73,000
Net loss	—	—	—	—	—	(2,267,000)	(2,267,000)

BALANCE - OCTOBER 31, 2003	42,931,813	430,000	100,428,000	(1,825,000)	(695,000)	(153,250,000)	(53,087,000)
Issuance of warrant	—	—	108,000	—	—	—	108,000
Net loss	—	—	—	—	—	(14,576,000)	(14,576,000)

BALANCE - OCTOBER 31, 2004	42,931,813	430,000	100,536,000	(1,825,000)	(695,000)	(167,826,000)	(67,555,000)

Issuance of common stock	300,000	3,000	54,000	—	—	—	57,000
Net loss	—	—	—	—	—	(3,135,000)	(3,135,000)

BALANCE – OCTOBER 31, 2005	43,231,813	$433,000	$100,590,000	(1,825,000)	$(695,000)	$(170,961,000)	$(70,633,000)

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended October 31
	2003	2004	2005

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(2,267,000)	$(14,576,000)	$(3,135,000)
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization – continuing operations	16,874,000	17,762,000	17,101,000
Depreciation and amortization – discontinued operations	63,000	—	—
Provision for bad debts	4,944,00	3,911,000	4,929,000
Deferred income tax expense	—	5,235,000	—
Gain on write-downs and settlement of obligations	(8,000)	(34,000)	(430,000)
Loss (gain) on sale of assets and operating sites	(2,841,000)	27,000	696,000
Imputed and accrued interest expense	1,497,000	6,565,000	1,248,000
Minority interest in earnings of continuing subsidiaries	101,000	351,000	—
Minority interest in earnings of discontinued subsidiaries	255,000	—	—
Changes in assets and liabilities:
Accounts receivable	(629,000)	1,696,000	(6,617,000)
Unbilled receivables	1,271,000	(786,000)	490,000
Other assets	(475,000)	(286,000)	(2,572,000)
Accounts payable and accrued expenses	3,217,000	(2,811,000)	(570,000)

Net cash provided by operating activities	22,002,000	17,054,000	11,140,000

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of imaging centers	—	(35,000)	—
Purchase of property and equipment	(3,069,000)	(3,774,000)	(4,063,000)
Proceeds from sale of divisions, centers, and equipment	1,367,000	—	65,000

Net cash used by investing activities	(1,702,000)	(3,809,000)	(3,998,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash disbursements in transit	(1,731,000)	(317,000)	889,000
Principal payments on notes and leases payable	(25,694,000)	(13,247,000)	(14,146,000)
Proceeds from short and long-term borrowings	7,394,000	1,000,000	4,746,000
Proceeds from borrowings from related parties	—	—	1,370,000
Purchase of subordinated debenture	(3,000)	(60,000)	—
Proceeds from issuance of common stock	28,000	—	—
Joint venture distributions	(300,000)	(650,000)	—

Net cash used by financing activities	(20,306,000)	(13,274,000)	(7,141,000)

NET INCREASE (DECREASE) IN CASH	(6,000)	(29,000)	1,000
CASH, beginning of year	36,000	30,000	1,000

CASH, end of year	$30,000	$1,000	$2,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$16,379,000	$10,686,000	$16,073,000

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED OCTOBER 31, 2003, 2004 AND 2005

Supplemental Schedule of Non-Cash Investing and Financing Activities

In October 2003, we paid $1,500,000 to acquire exclusive rights to the use of the “Tower” trade name from Tower Radiology Medical Group, Inc. for its Beverly Hills facilities.  The intangible asset was acquired with a note payable and will be amortized over ten years.

In July 2003, $73,000 in face value of subordinated bond debentures was converted into 6,079 shares of common stock.

Effective March 31, 2003, we sold our share of Westchester Imaging Group and generated a gain on the sale of approximately $2,942,000.  As part of the transaction, we transferred $239,000 in net equipment, $52,000 in other assets, $602,000 in accounts payable and accrued expenses, $341,000 in capital lease obligations and $923,000 in minority interest obligations.

We entered into capital leases or financed equipment through notes payable for approximately $8,362,000, $9,351,000 and $4,781,000 for the years ended October 31, 2003, 2004 and 2005, respectively.

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF BUSINESS

Nature of Business

Primedex Health Systems, Inc., or Primedex, incorporated on October 21, 1985, provides diagnostic imaging services in the state of California.  Imaging services include magnetic resonance imaging, or MRI, computed tomography, or CT, positron emission tomography, or PET, nuclear medicine, mammography, ultrasound, diagnostic radiology, or X-ray, and fluoroscopy.  Our operations comprise a single segment for financial reporting purposes.

Liquidity and Capital Resources

We had a working capital deficit of $143.4 million at October 31, 2005 and had losses from continuing operations of $14.6 million and $3.1 million during fiscal 2004 and 2005, respectively.  The loss in fiscal 2004 includes a $5.2 million expense resulting from the increase in the valuation allowance for deferred income taxes.  We also had a stockholders’ deficit of $70.6 million at October 31, 2005.

The working capital deficit increased in fiscal 2005 due to the reclassification of approximately $109 million in notes and capital lease obligations as current liabilities that are expected to be refinanced.  We are subject to financial covenants under our current debt agreements.  We believe that we may be unable to continue to be in compliance with our existing financial covenants during fiscal 2006.  As such, the associated debt has been classified as a current liability.  We expect to refinance these obligations presented as current liabilities in the second quarter of fiscal 2006.  On January 31, 2006, we executed a commitment letter with an institutional lender to which such lender provided us with a commitment, subject to final documentation and legal due diligence, for a $160 million senior secured credit facility to be used to refinance all of our existing indebtedness (except for $16.1 million of outstanding subordinated debentures and $6.1 million of capital lease obligations).  The commitment provides for a $15 million five-year revolving credit facility, an $85 million term loan due in five years and $60 million second lien term loan due in six years.  The loans are subject to acceleration on February 28, 2008, unless we have made arrangements to discharge or extend our outstanding subordinated debentures by that date.  The loans are essentially payable interest only monthly at varying rates that are yet to be finalized but will be based upon market conditions.  Finalization of the credit facility is subject to customary conditions, including legal due diligence and final documentation that is scheduled for completion on or about March 7, 2006.

We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations.  In addition to operations, we require significant amounts of capital for the initial start-up and development expense of new diagnostic imaging facilities, the acquisition of additional facilities and new diagnostic imaging equipment, and to service our existing debt and contractual obligations.  Because our cash flows from operations are insufficient to fund all of these capital requirements, we depend on the availability of financing under credit arrangements with third parties.  Historically, our principal sources of liquidity have been funds available for borrowing under our existing lines of credit, now with Bridge Healthcare Finance LLC.  Even though the line of credit matures in 2008, we classify the line of credit as a current liability primarily because it is collateralized by accounts receivable and the eligible borrowing base is classified as a current asset.  We finance the acquisition of equipment mainly through capital and operating leases.

During fiscal 2004 and 2005, we took the actions described below to continue to fund our obligations.

BRMG and Wells Fargo Foothill were parties to a credit facility under which BRMG could borrow the lesser of 85% of the net collectible value of eligible accounts receivable plus one month of average capitation receipts for the prior six months, two times the trailing month cash collections, or $20,000,000.  Eligible accounts receivable excluded those accounts older than 150 days from invoice date and were net of customary reserves.  In addition, Wells Fargo Foothill set up a term loan where they could advance up to the lesser of $3,000,000 or 80% of the liquidation value of the equipment value servicing the loan.  Under this term loan, we borrowed $880,000 in February 2005 to acquire medical equipment.  The five-year term loan had interest only payments through February 28, 2005 with the first quarterly principal payments due on April 1, 2005.  Access to additional funds under the term loan expired soon after the February 2005 draw.

Under the $20,000,000 revolving loan, an overadvance subline was available not to exceed $2,000,000, or one month of the average capitation receipts for the prior six months, until June 30, 2005.  From July 1 to September 30, 2005, the overadvance subline was available not to exceed $1,500,000, or one month of the average capitation receipts for the prior six months.  Beginning October 1, 2005, the maximum overadvance could not exceed the lesser of $1,000,000 or one month of the average capitation receipts for the prior six months.  Also under the revolving loan, we were entitled to request that Wells Fargo Foothill issue guarantees of payment in an aggregate amount not to exceed $5,000,000 at any one time outstanding.

Advances outstanding under the revolving loan bore interest at the base rate plus 1.5%, or the LIBOR rate plus 3.0%.  Advances under the overadvance subline and term loan bore interest at the base rate plus 4.75%.  Letter of credit fees bore interest of 3.0% per annum times the undrawn amount of all outstanding lines of credit.  The base rate refers to the rate of interest announced within Wells Fargo Bank at its principal office in San Francisco as it prime rate.  The line was collateralized by substantially all of our accounts receivable and requires us to meet certain financial covenants including minimum levels of EBITDA, fixed charge coverage ratios and maximum senior debt/EBITDA ratios as well as limitations on annual capital expenditures.

Effective September 14, 2005, we established a new $20 million working capital revolving credit facility with Bridge Healthcare Finance, or Bridge, a specialty lender in the healthcare industry.  Upon the establishment of this credit facility, we borrowed $15.5 million that was used to pay off the entire balance of our existing credit facility with Wells Fargo Foothill.  Upon repayment, the existing credit facility with Wells Fargo Foothill was terminated.  Additionally, Bridge provided us approximately $0.8 million in the form of a term loan, which we used to pay the balance of a term loan owed to Wells Fargo Foothill.

Under the Bridge revolving credit facility, we may borrow the lesser of 85% of the net collectible value of eligible accounts receivable plus one month capitation receipts for the preceding month, or $20,000,000.  An overadvance subline is available not to exceed $2,000,000, so long as after giving effect to the overadvance subline, the revolver usage does not exceed $20,000,000.  Eligible accounts receivable shall exclude those accounts older than 150 days from invoice date and will be net of customary reserves.  Dr. Berger has agreed to personally guaranty the repayment of any monies under the overadvance subline.  Advances under the revolving loan bear interest at the base rate plus 3.25%.  The base rate refers to the prime rate publicly announced by La Salle Bank National Association, in effect from time to time.  The term loan bears interest at the annual rate of 12.50%.  The revolving credit facility is collateralized by substantially all of our accounts receivable and requires us to meet certain financial covenants including minimum levels of EBITDA, fixed charge coverage ratios and maximum senior debt/EBITDA ratios.  The term loan is collateralized by specific imaging equipment used by us at certain of our locations.

Until November 2004, we had a line of credit with an affiliate of DVI Financial Services, Inc. (“DVI”), when we issued $4.0 million in principal amount of notes to Post Advisory Group, LLC (“Post”), a Los Angeles-based investment advisor, and Post purchased the DVI affiliate’s line of credit facility with the residual funds utilized by us as working capital.  The new note payable has monthly interest only payments at 12% per annum until its maturity in July 2008.

On December 19, 2003, we issued a $1.0 million convertible subordinated note payable to Galt Financial, Ltd., at a stated rate of 11% per annum with interest payable quarterly.  The note payable is convertible at the holder’s option anytime after January 1, 2006 at $0.50 per share.  As additional consideration for the financing we issued a warrant for the purchase of 500,000 shares at an exercise price of $.50 per share.  We have allocated $0.1 million to the value of the warrants and believe the value of the conversion feature is nominal.  In November 2005, subsequent to year-end, the right to convert was waived and the warrant for the purchase of 500,000 shares of common stock was terminated in exchange for the issuance of a five-year warrant to purchase 300,000 shares of our common stock at a price of $0.50 per share, the public market price on the date the warrant, with the underlying note being extended to July 1, 2006.

During the third quarter of fiscal 2004, we renegotiated our existing notes and capital lease obligations with our three primary lenders, General Electric (“GE”), DVI Financial Services and U.S. Bank extending terms and reducing monthly payments on approximately $135.1 million of combined outstanding debt.  At the time of the debt restructuring, outstanding principal balances for DVI, GE and U.S. Bank were $15.2 million, $54.3 million and $65.6 million respectively.

DVI’s restructured note payable was six payments of interest only from July to December 2004 at 9%, 41 payments of principal and interest of $273,988, and a final balloon payment of $7.6 million on June 1, 2008 if and only if our subordinated bond debentures, then due, are not extended and paid in full.  If the bond debenture payment is deferred, we would make monthly payments of $290,785 to DVI for the next 29 months.  Effective November 30, 2004, Post acquired the DVI note payable and the debt was restructured.  The new note payable has monthly interest only payments at 11% per annum until its maturity in June 2008.  The assignment of the note payable to Post will not result in any actual total dollar savings to us over the term of the new obligation, but it will defer cash outlays of approximately $1.3 million per year until its maturity.

GE’s restructured note payable is six payments of interest only at 9%, or $407,210, beginning on August 1, 2004, 40 payments of principal and interest at $1,127,067 beginning on February 1, 2005, and a final balloon payment of $21 million due on June 1, 2008 if and only if our subordinated bond debentures, then due, are not extended and paid in full.  If the bond debenture payment is deferred, we will continue to make monthly payments of $1,127,067 to GE for the next 20 months.

U.S. Bank’s restructured note payable is six payments of interest only at 9%, or $491,933, beginning on August 1, 2004, 40 payments of principal and interest of $1,055,301 beginning on February 1, 2005, and a final balloon payment of $39.7 million due on June 1, 2008 if and only if our subordinated bond debentures, then due, are not extended and paid in full.  If the bond debenture payment is deferred, we will continue to make monthly payments of $1,055,301 to U.S. Bank for the next 44 months.

In October 2003, we successfully consummated a “pre-packaged” Chapter 11 plan of reorganization with the United States Bankruptcy Court, Central District of California, in order to modify the terms of our convertible subordinated debentures by extending the maturity to June 30, 2008, increasing the annual interest rate from 10.0% to 11.5%, reducing the conversion price from $12.00 to $2.50 and restricting our ability to redeem the debentures prior to July 1, 2005.  The plan of reorganization did not affect any of our operations or obligations, other than the subordinated debentures.

To assist with our financial liquidity in June 2005, Howard G. Berger, M.D., our president, director and largest shareholder loaned us $1,370,000.  Interest and principal payments to Dr. Berger will not be made until such time as our loans to Post Advisory Group (approximately $16.8 million at October 31, 2005) have been paid in full.

Our business strategy with regard to operations will focus on the following:

•                                          Maximizing performance at our existing facilities;

•                                          Focusing on profitable contracting;

•                                          Expanding MRI and CT applications;

•                                          Optimizing operating efficiencies; and

•                                          Expanding our networks.

Our ability to generate sufficient cash flow from operations to make payments on our debt and other contractual obligations will depend on our future financial performance.  A range of economic, competitive, regulatory, legislative and business factors, many of which are outside of our control, will affect our financial performance.

Taking these factors into account, including our historical experience and our discussions with our lenders to date, although no assurance can be given, we believe that through implementing our strategic plans and continuing to restructure our financial obligations, we will obtain sufficient cash to satisfy our obligations as they become due in the next twelve months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation – The consolidated financial statements of Primedex include the accounts of Primedex, its wholly owned direct subsidiary, Radnet Management, Inc., or Radnet, and Beverly Radiology Medical Group III, or BRMG, which is a professional corporation, all collectively referred to as “us” or “we”.  The consolidated financial statements also include Radnet Sub, Inc., Radnet Management I, Inc., Radnet Management II, Inc., or Modesto, SoCal MR Site Management, Inc., Diagnostic Imaging Services, Inc., or DIS, Burbank Advanced LLC, or Burbank, and Rancho Bernardo Advanced LLC, or RB, all wholly owned subsidiaries of Radnet, and Westchester Imaging Group, a 50% owned subsidiary.  Interests of minority shareholders are separately disclosed in the consolidated balance sheets and consolidated statements of operations of the Company.  Westchester Imaging Group, which was sold in March 2003, is reflected as a discontinued operation in our consolidated statements of operations.  Effective July 31, 2004 and September 30, 2004, we purchased the remaining 25% minority interests in Rancho Bernardo and Burbank, respectively.

The operations of BRMG are consolidated with us as a result of the contractual and operational relationship among BRMG, Dr. Berger and us.  We are considered to have a controlling financial interest in BRMG pursuant to the guidance in EITF 97-2.  Medical services and supervision at most of our imaging centers are provided through BRMG and through other independent physicians and physician groups.  BRMG is consolidated with Pronet Imaging Medical Group, Inc. and Beverly Radiology Medical Group, both of which are 99%-owned by Dr. Berger.  Radnet provides non-medical, technical and administrative services to BRMG for which they receive a management fee.

Operating activities of subsidiary entities are included in the accompanying financial statements from the date of acquisition.  All intercompany transactions and balances have been eliminated in consolidation.

Use of estimates – The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  These estimates and assumptions affect various matters, including our reported amounts of assets and liabilities in its consolidated balance sheets at the dates of the financial statements; its disclosure of contingent assets and liabilities at the dates of the financial statements; and its reported amounts of revenues and expenses in its consolidated statements of operations during the reporting periods.  These estimates involve judgments with respect to numerous factors that are difficult to predict and are beyond management’s control.  As a result, actual amounts could materially differ from these estimates.

Revenue recognition – Revenue consists of net patient fee for service revenue and revenue from capitation arrangements, or capitation revenue.

Net patient service revenue is recognized at the time services are provided net of contractual adjustments based on our evaluation of expected collections resulting from their analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information.  Contractual adjustments result from the differences between the rates charged for services performed and reimbursements by government-sponsored healthcare programs and insurance companies for such services.

Capitation revenue is recognized as revenue during the period in which we were obligated to provide services to plan enrollees under contracts with various health plans.  Under these contracts, we receive a per enrollee amount each month covering all contracted services needed by the plan enrollees.

The following table summarizes net revenue for the years ended October 31, 2003, 2004 and 2005:

	2003	2004	2005

Net patient service	$109,444,000	$103,271,000	$107,324,000
Capitation	30,815,000	34,006,000	38,249,000

Net revenue	$140,259,000	$137,277,000	$145,573,000

Accounts receivable are primarily amounts due under fee-for-service contracts from third party payors, such as insurance companies and patients and government-sponsored healthcare programs geographically dispersed throughout California.  Receivables from government agencies made up approximately 15.0% and 17.0% of accounts receivable at October 31, 2004 and 2005, respectively.

Accounts receivable as of October 31, 2005 are presented net of allowances of approximately $59,491,000, of which $56,296,000 is included in current and $3,195,000 is included in noncurrent.  Accounts receivable as of October 31, 2004, are presented net of allowances of approximately $58,641,000, of which $53,639,000 is included in current and $5,002,000 is included in noncurrent.

Credit risks – Financial instruments that potentially subject us to credit risk are primarily cash equivalents and accounts receivable. We have placed our cash and cash equivalents with one major financial institution.  At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation, or FDIC.

With respect to accounts receivable, we routinely assesses the financial strength of our customers and third-party payors and, based upon factors surrounding their credit risk, establish a provision for bad debt.  Net revenue by payor for the years ended October 31, 2003, 2004 and 2005 were:

	Net Revenue
	2003	2004	2005

Capitation contracts	22.0%	24.8%	26.3%
HMO/PPO/Managed care	20.6%	21.3%	21.7%
Special group contract	13.4%	12.3%	9.2%
Medicare	12.7%	13.6%	14.9%
Blue Cross/Shield/Champus	12.0%	13.2%	14.6%
Commercial insurance	8.1%	4.9%	4.2%
Workers compensation	5.6%	3.8%	2.8%
Medi-Cal	2.3%	2.6%	2.9%
Other	3.3%	3.5%	3.4%

Management believes that its accounts receivable credit risk exposure, beyond allowances that have been provided, is limited.

Cash and cash equivalents – For purposes of the statement of cash flows, we consider all highly liquid investments purchased that mature in three months or less when purchased to be cash equivalents.  The carrying amount of cash and cash equivalents approximates their fair market value.

Loan fees – Costs of financing are deferred and amortized on a straight-line basis over the life of the respective loan.

Property and equipment – Property and equipment are stated at cost, less accumulated depreciation and amortization and valuation impairment allowances.  Depreciation and amortization of property and equipment are provided using the straight-line method over their estimated useful lives, which range from 3 to 15 years. Leasehold improvements are amortized at the lower of lease term or their estimated useful lives, whichever is lower, which range from 3 to 20 years.  Maintenance and repairs are charged to expenses as incurred.

Goodwill – Goodwill at October 31, 2005 totaled $23,099,000. Goodwill is recorded as a result of the acquisition of operating facilities.  The operating facilities are grouped by territory into reporting units.  Management evaluates goodwill, at a minimum, on an annual basis and whenever events and changes in circumstances suggest that the carrying amount may not be recoverable in accordance with Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets.”  Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit.  The fair values of the reporting units are estimated using a combination of the income or discounted cash flows approach and the market approach, which uses comparable market data.  If the carrying amount of the reporting unit exceeds its fair value, goodwill is considered impaired and a second step is performed to measure the amount of impairment loss, if any.  For each of the three year periods ended October 31, 2005, we recorded no impairment loss related to goodwill.  However, if estimates or the related assumptions change in the future, we may be required to record impairment charges to reduce the carrying amount of these assets.

Long-lived assets – We evaluate our long-lived assets (property, plant and equipment) and definite-lived intangibles for impairment whenever indicators of impairment exist.  The accounting standards require that if the sum of the undiscounted expected future cash flows from a long-lived asset or definite-lived intangible is less than the carrying value of that asset, an asset impairment charge must be recognized.  The amount of the impairment charge is calculated as the excess of the asset’s carrying value over its fair value, which generally represents the discounted future cash flows from that asset or in the case of assets we expect to sell, at fair value less costs to sell.

Income taxes – Income tax expense is computed using an asset and liability method and using expected annual effective tax rates.  Under this method, deferred income tax assets and liabilities result from temporary differences in the financial reporting bases and the income tax reporting bases of assets and liabilities.  The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefit that, based on available evidence, is not expected to be realized.  When it appears more likely than not that deferred taxes will not be realized, a valuation allowance is recorded to reduce the deferred tax asset to its estimated realizable value.

Income taxes are further explained in Note 9.

Stock options – We account for our stock-based employee compensation plans under the recognition and measurement principles of APB Opinion 25, “Accounting for Stock Issued to Employees,” and related Interpretations.  No stock-based employee compensation cost for the issuance of stock options is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition principles of SFAS No. 123 to stock-based employee compensation.

	Year Ended October 31,
	2003	2004	2005

Net loss as reported	$(2,267,000)	$(14,576,000)	$(3,135,000)
Deduct: Total stock-based employee compensation expense determined under fair value-based method	(82,000)	(379,000)	(341,000)
Pro forma net loss	$(2,349,000)	$(14,955,000)	$(3,476,000)
Loss per share:
Basic - as reported	$(0.05)	$(0.35)	$(0.08)

Basic - pro forma	$(0.06)	$(0.36)	$(0.08)

Diluted - as reported	$(0.06)	$(0.35)	$(0.08)

Diluted - pro forma	$(0.06)	$(0.36)	$(0.08)

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model which takes into account as of the grant date the exercise price and expected life of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the term of the option.  The following is the average of the data used to calculate the fair value:

October 31,	Risk-free interest rate	Expected life	Expected volatility	Expected dividends

2005	3.00%	5 years	216.32%
2004	3.00%	5 years	99.22%
2003	3.00%	5 years	121.88%

Reclassifications – Certain prior year amounts have been reclassified to conform with the current year presentation. These changes have no effect on net income.

Earnings per share – Earnings per share are based upon the weighted average number of shares of common stock and common stock equivalents outstanding, net of common stock held in treasury, as follows:

	Year Ended October 31,
	2003	2004	2005
Net loss from continuing operations	$(5,464,000)	$(14,576,000)	$(3,135,000)
Net income from discontinued operations	3,197,000	—	—

Net loss for earnings per share computation	$(2,267,000)	$(14,576,000)	(3,135,000)

Basic earnings (loss) per share

Weighted average number of common shares outstanding during the year	41,090,768	41,106,813	41,207,909

Basic earnings (loss) per share:
Loss from continuing operations	$(0.13)	$(0.35)	$(0.08)
Income from discontinued operation	$0.08	$—	$—

Basic loss per share	$(0.05)	$(0.35)	$(0.08)

Diluted earnings (loss) per share

Weighted average number of common shares outstanding during the year	41,090,768	41,106,813	41,207,909
Add additional shares issuable upon exercise of stock options and warrants	—	—	—

Weighted average number of common shares used in calculating diluted earnings per share	41,090,768	41,106,813	41,207,909

Diluted earnings (loss) per share:
Loss from continuing operations	$(0.13)	$(0.35)	$(0.08)
Income from discontinued operation	$0.08	$—	—

Diluted loss per share	$(0.05)	$(0.35)	$(0.08)

For the years ended October 31, 2003, 2004 and 2005, we excluded all options, warrants and convertible debentures in the calculation of diluted earnings per share because their effect would be antidilutive.  However, these instruments could potentially dilute earnings per share in future years.

Recently Issued Accounting Pronouncements

Share-Based Payment

In December 2004, the FASB issued SFAS No. 123 (Revised 2004), “Share-Based Payment” which was amended effective April 2005.  The new rule requires that the compensation cost relating to share-based payment transactions be recognized in financial statements based on the fair value of the equity or liability instruments issued.  We will be required to apply Statement 123R as of the first annual reporting period starting after June 15, 2005, which is our first quarter beginning November 1, 2005.  We routinely use share-based payment arrangements as compensation for our employees.  During fiscal 2003, 2004 and 2005, had this rule been in effect, we would have recorded the non-cash expense of $82,000, $379,000 and $341,000, respectively.

Determining Amortization Period for Leasehold Improvements

In June 2005, the EITF issued EITF Issue No. 05-06, “Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination” (“EITF 05-06”).  EITF 05-06 provides that the amortization period for leasehold improvements acquired in a business combination or purchased after the inception of a lease be the shorter of (a) the useful life of the assets or (b) a term that includes required lease periods and renewals that are reasonably assured upon the acquisition or the purchase.  The provision of EITF 05-06 are effective on a prospective basis for leasehold improvements purchased or acquired beginning July 1, 2005.  The adoption of EITF 05-06 during the three months ended October 31, 2005 did not have a material affect on the Company’s consolidated financial statements.

Exchanges of Nonmonetary Assets

In December 2004, the FASB issued FASB Statement No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29.”  The amendments made by Statement 153 are based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.  Further, the amendments eliminate the narrow exception for nonmonetary exchanges of similar productive assets and replace it with a broader exception for exchanges of nonmonetary assets that do not have “commercial substance.”  The provisions in Statement 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005.  Adoption of this standard is not expected to have a material impact on the consolidated financial statements.

Disclosures about Segments of an Enterprise and Related Information

In September 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 04-10, “Applying Paragraph 19 of FAS 131 in Determining Whether to Aggregate Operating Segments That Do Not Meet the Quantitative Thresholds.”  The consensus states that operating segments that do not meet the quantitative thresholds can be aggregated only if aggregation is consistent with the objective and basic principles of SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” the segments have similar economic characteristics, and the segments share a majority of the aggregation criteria (a)-(e) listed in paragraph 17 of SFAS 131.  The consensus was ratified by the FASB at their October 13, 2004 meeting.  The effective date of the consensus in this Issue has been postponed indefinitely at the November 17-18 EITF meeting.  The Company does not anticipate a material impact on the financial statements from the adoption of this consensus.

Determining Whether to Report Discontinued Operations

In November 2004, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 03-13, “Applying the Conditions in Paragraph 42 of FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” in Determining Whether to Report Discontinued Operations.  The consensus provides guidance in determining:  (a) which cash flows should be taken into consideration when assessing whether the cash flows of the disposal component have been or will be eliminated from the ongoing operations of the entity, (b) the types of involvement ongoing between the disposal component and the entity disposing of the component that constitute continuing involvement in the operations of the disposal component, and (c) the appropriate (re)assessment period for purposes of assessing whether the criteria in paragraph 42 have been met.  The consensus was ratified by the FASB at their November 30, 2004 meeting and should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004.  The Company does not anticipate a material impact on the financial statements from the adoption of this consensus.

NOTE 3 – ACQUISITIONS, SALES AND DIVESTITURES

Sale of Joint Venture Interest – Discontinued Operation

Effective March 31, 2003, we sold our 50% share of Westchester Imaging Group, or Westchester, to our joint venture partner for $3.0 million.  As part of the transaction, we acquired 100% of the accounts receivable generated through March 31, 2003 for $1.3 million and reimbursed Westchester $0.3 million, which represented 50% of the remaining liabilities, resulting in net cash proceeds of approximately $1.4 million.  We recognized a gain on the transaction of approximately $2.9 million in fiscal 2003.  Westchester’s results from fiscal 2003 were as follows:

2003(1)
Net revenue	$2,230,000

Operating expenses	1,703,000

Net income	$527,000

Facility Openings

In January 2004, we entered into a new building lease for approximately 3,963 square feet of space in Murrietta, California, near Temecula.  The center opened in December 2004 and offers MRI, CT, PET, nuclear medicine and x-ray services.  The equipment was financed by GE.  During fiscal 2004, we had used existing lines of credit for the payment of approximately $840,000 in leasehold improvements for Murietta.

(1)           Represents operations through March 31, 2003

In July 2003, we entered into a new building lease for approximately 3,533 square feet of space in Westlake, California, near Thousand Oaks.  The center opened in March 2005 and offers MRI, mammography, ultrasound and x-ray services.  During fiscal 2005, we used existing lines of credit for the payment of approximately $873,000 in leasehold improvements for the new facility.

In December 2002, we opened an imaging center in Rancho Bernardo, California.  Prior to its opening, in late November 2001, we entered into a new building lease arrangement for 9,557 square feet in Rancho Bernardo in anticipation of opening the new multi-modality imaging center.  The center was 75%-owned by us and 25%-owned by two physicians who invested $250,000.  Effective July 31, 2004, we purchased the 25% minority interest from the two physicians for $200,000 that consisted of an $80,000 down payment and monthly payments of $10,000 due from September 2004 to August 2005.  All payments were made during fiscal 2005.  There was no goodwill recorded in the transaction.

In addition, during fiscal 2003, upon entering into new capitation arrangements, we opened two facilities adjacent to our Burbank and Santa Clarita facilities to provide X-ray services.  In fiscal 2004, we opened an additional three satellite facilities servicing our Northridge, Rancho Cucamonga and Thousand Oaks centers.

Facility Closures

In early fiscal 2004, we first downsized and later closed our San Diego facility.  The center’s location was no longer productive and business could be sent to our new facility in Rancho Bernardo.  The equipment was moved to other locations and our leasehold improvements were written off.  During the years ended October 31, 2003 and 2004, the center generated net revenue of $1,067,000 and $49,000, respectively.  During the year ended October 31, 2004, the center incurred a net loss of $122,000, and during the year ended October 31, 2003, the center generated net income of $33,000.

In addition, during fiscal 2004, we closed two satellite facilities servicing our Antelope Valley and Lancaster regions.

In July 2003, we closed our La Habra facility.  The center’s location was no longer a productive asset in our network and business could be sent to our facilities in Orange County.  The equipment was moved to other locations or returned to the vendor and its leasehold improvements were written off.  During the year ended October 31, 2003, the center generated net revenue of $368,000 and incurred a net loss of $155,000.

In addition, during fiscal 2003, we closed three satellite facilities servicing our Long Beach region and one satellite facility servicing our Riverside region.

Due to low volume, RadNet Heartcheck Management, Inc., one of our subsidiaries, ceased doing business in early fiscal 2003.  We wrote-off a receivable related to Heartcheck of approximately $0.2 million during fiscal 2003.

At various times, we may open or close small x-ray facilities acquired primarily to service larger capitation arrangements over a specific geographic region.  Over time, patient volume from these contracts may vary, or we may end the arrangement, resulting in the subsequent closures of these smaller satellite facilities.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation and amortization as of October 31, 2004 and 2005 are:

	2004	2005

Buildings	$600,000	$600,000
Medical equipment	22,069,000	21,956,000
Office equipment, furniture and fixtures	7,171,000	7,587,000
Leasehold improvements	26,243,000	28,313,000
Equipment under capital lease	93,289,000	96,438,000

	149,372,000	154,894,000
Accumulated depreciation and amortization	(72,039,000)	(86,787,000)
	$77,333,000	$68,107,000

Depreciation and amortization expense on property and equipment for the years ended October 31, 2003, 2004 and 2005 was approximately $16,756,000, $17,494,000 and $16,866,000, respectively.  Accumulated amortization for equipment under capital leases as of October 31, 2004 and 2005 was approximately $41,747,000 and $52,243,000, respectively.  Amortization expense for equipment under capital leases for the years ended October 31 2003, 2004, and 2005 included above, was approximately, $10,507,000, $11,550,000, and $10,494,000, respectively.

NOTE 5 – GOODWILL

Goodwill is recorded at cost of $29,144,000 less accumulated amortization of $6,045,000 for the years ended October 31, 2004 and 2005.  Fully amortized goodwill at the Company’s Tustin location, with both cost and accumulated amortization of $220,000, was written off in October 2004.

Upon the adoption of SFAS No. 142, we discontinued amortization of goodwill effective November 1, 2001.  Thus, for the three years ended October 31, 2003, 2004 and 2005, no adjustment to amortization expense is necessary when comparing net income and earnings per share.

NOTE 6 – ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	2004	2005

Accounts payable	$7,882,000	$9,001,000
Accrued expenses	8,415,000	7,371,000
Accrued payroll and vacation	3,758,000	4,226,000
Accrued professional fees	1,045,000	693,000
Accrued loss on legal judgments	205,000	—
Accrued patient service payable	1,876,000	1,209,000

	23,181,000	22,500,000
Less long-term portion	(329,000)	(31,000)

	$22,852,000	$22,469,000

Accrued professional fees consist of outside professional agreements, which are paid out of net cash collections.  The long-term portion relates to the accounts receivable classified as long-term.  Accrued patient service payable relates to one contract that prepays us for future diagnostic exams to be performed for which they receive a discount.

NOTE 7 – NOTES PAYABLE, LONG-TERM DEBT, LINE OF CREDIT AND CAPITAL LEASES

Notes payable, long-term debt, line of credit and capital lease obligations at October 31, 2004 and 2005 consist of the following:

	2004	2005

Revolving lines of credit	$14,011,000	$13,341,000

Notes payable at interest rates ranging from 8.8% to 13.5%, due through 2009, collateralized by medical equipment	72,320,000	71,940,000

Obligations under capital leases at interest rates ranging from 9.1% to 13.0% due through 2010, collateralized by medical and office equipment	67,399,000	62,753,000

	153,730,000	148,034,000

Less: discount on notes payable	(2,707,000)	(1,773,000)

Less: current portion	(29,638,000	(142,132,000)

	$121,385,000	$4,129,000

The current portion of notes payable, long-term debt and capital lease obligations increased in fiscal 2005 due to the reclassification of approximately $109 million in notes and capital lease obligations as current liabilities that are expected to be refinanced.  We are subject to financial covenants under our current debt agreements.  We believe that we may be unable to continue to be in compliance with our existing financial covenants during fiscal 2006.  As such, the associated debt has been classified as a current liability.  We expect to refinance these obligations presented as current liabilities in the second quarter of fiscal 2006.  On January 31, 2006, we executed a commitment letter with an institutional lender to which such lender provided us with a commitment, subject to final documentation and legal due diligence, for a $160 million senior secured credit facility to be used to refinance all of our existing indebtedness (except for $16.1 million of outstanding subordinated debentures and $6.1 million of capital lease obligations).  The commitment provides for a $15 million five-year revolving credit facility, an $85 million term loan due in five years and $60 million second lien term loan due in six years.  The loans are subject to acceleration on February 28, 2008, unless we have made arrangements to discharge or extend our outstanding subordinated debentures by that date.  The loans are essentially payable interest only monthly at varying rates that are yet to be finalized but will be based upon market conditions.  Finalization of the credit facility is subject to customary conditions, including legal due diligence and final documentation that is scheduled for completion on or about March 7, 2006.

BRMG and Wells Fargo Foothill were parties to a credit facility under which BRMG could borrow the lesser of 85% of the net collectible value of eligible accounts receivable plus one month of average capitation receipts for the prior six months, two times the trailing month cash collections, or $20,000,000.  Eligible accounts receivable excluded those accounts older than 150 days from invoice date and were net of customary reserves.  In addition, Wells Fargo Foothill set up a term loan where they could advance up to the lesser of $3,000,000 or 80% of the liquidation value of the equipment value servicing the loan.  Under this term loan, we borrowed $880,000 in February 2005 to acquire medical equipment.  The five-year term loan had interest only payments through February 28, 2005 with the first quarterly principal payments due on April 1, 2005.  Access to additional funds under the term loan expired soon after the February 2005 draw.

Under the $20,000,000 revolving loan, an overadvance subline was available not to exceed $2,000,000, or one month of the average capitation receipts for the prior six months, until June 30, 2005.  From July 1 to September 30, 2005, the overadvance subline was available not to exceed $1,500,000, or one month of the average capitation receipts for the prior six months.  Beginning October 1, 2005, the maximum overadvance could not exceed the lesser of $1,000,000 or one month of the average capitation receipts for the prior six months.  Also under the revolving loan, we were entitled to request that Wells Fargo Foothill issue guarantees of payment in an aggregate amount not to exceed $5,000,000 at any one time outstanding.

Advances outstanding under the revolving loan bore interest at the base rate plus 1.5%, or the LIBOR rate plus 3.0%.  Advances under the overadvance subline and term loan bore interest at the base rate plus 4.75%.  Letter of credit fees bore interest of 3.0% per annum times the undrawn amount of all outstanding lines of credit.  The base rate refers to the rate of interest announced within Wells Fargo Bank at its principal office in San Francisco as it prime rate.  The line was collateralized by substantially all of our accounts receivable and requires us to meet certain financial covenants including minimum levels of EBITDA, fixed charge coverage ratios and maximum senior debt/EBITDA ratios as well as limitations on annual capital expenditures.

Effective September 14, 2005, we established a new $20 million working capital revolving credit facility with Bridge Healthcare Finance, or Bridge, a specialty lender in the healthcare industry.  Upon the establishment of this credit facility, we borrowed $15.5 million that was used to pay off the entire balance of our existing credit facility with Wells Fargo Foothill.  Upon repayment, the existing credit facility with Wells Fargo Foothill was terminated.  Additionally, Bridge provided us approximately $0.8 million in the form of a term loan, which we used to pay the balance of a term loan owed to Wells Fargo Foothill.

Under the Bridge revolving credit facility, we may borrow the lesser of 85% of the net collectible value of eligible accounts receivable plus one month capitation receipts for the preceding month, or $20,000,000.  An overadvance subline is available not to exceed $2,000,000, so long as after giving effect to the overadvance subline, the revolver usage does not exceed $20,000,000.  Eligible accounts receivable shall exclude those accounts older than 150 days from invoice date and will be net of customary reserves.

Dr. Berger has agreed to personally guaranty the repayment of any monies under the overadvance subline.  Advances under the revolving loan bear interest at the base rate plus 3.25%.  The base rate refers to the prime rate publicly announced by La Salle Bank National Association, in effect from time to time.  The term loan bears interest at the annual rate of 12.50%.

The revolving credit facility is collateralized by substantially all of our accounts receivable and requires us to meet certain financial covenants including minimum levels of EBITDA, fixed charge coverage ratios and maximum senior debt/EBITDA ratios.  The term loan is collateralized by specific imaging equipment used by us at certain of our locations.  As part of the Bridge financing, our financial covenants were revised with our creditors, including GE, US Bank and Post Advisory Group.

We also had a line of credit with an affiliate of DVI.  At October 31,2004, we had $3.4 million outstanding under this line.  Interest on the outstanding balance was payable monthly at our lender’s prime rate plus 1.0%.  Future borrowings under this line of credit were no longer available and the balance was being paid down by collections on historical accounts receivable and variable monthly installment payments in the future.  Effective November 30, 2004, we issued $4.0 million in principal amount of notes to Post Advisory Group, LLC (“Post”), a Los Angeles-based investment advisor, and Post purchased the DVI affiliate’s line of credit facility with the residual funds utilized by us as working capital.

Bridge’s prime rate on October 31, 2005 was 6.75%.  As of October 31, 2005 the total funds available for borrowing under the line was approximately $4.6 million.  For fiscal 2004 and 2005, the weighted average interest rates on short-term borrowings were 7.1% and 8.6%, respectively.

Annual principal maturities of notes payable and long-term obligations exclusive of capital leases for future years ending October 31 are:

	Principal due at Maturity	Discount on Notes Payable	Net Principal
2006	$71,941,000	$1,774,000	$70,167,000
Thereafter	—	—	—

	$71,941,000	$1,774,000	$70,167,000

We lease equipment under capital lease arrangements. Future minimum lease payments under capital leases for future years ending October 31 are:

2006	$69,288,000
2007	1,713,000
2008	1,429,000
2009	1,353,000
2010	227,000
Thereafter	—

Total minimum payments	74,010,000

Amount representing interest	(11,257,000)

Present value of net minimum lease payments	62,753,000

Current portion	(58,624,000)

Long-term portion	$4,129,000

NOTE 8 – SUBORDINATED DEBENTURES

In June 1993, our registration for a total of $25,875,000 of 10% Series A convertible subordinated debentures due June 2003 was declared effective by the Securities and Exchange Commission.  The net proceeds to us were approximately $23,000,000.  Costs of $3,000,000 associated with the original offering were fully amortized over ten years.  The debentures were convertible into shares of common stock at any time before maturity into $1,000 principal amounts at a conversion price of $12.00 per share after June 1999.

Amortization expense of the offering costs for the years ended October 31, 2003, 2004 and 2005 was $110,000, $-0- and $-0-, respectively.  Interest expense for the years ended October 31, 2003, 2004 and 2005 was approximately $1,708,000, $1,862,000 and $1,857,000, respectively.  Bondholders converted $73,000 face value of debentures into 6,079 shares of common stock in July 2003.  There were no conversions during the years ended October 31, 2004 and 2005.  During the years ended October 31, 2003, 2004 and 2005, we repurchased debentures with face amounts of $3,000, $68,000 and $-0-, for $3,000, $60,000 and $-0-, respectively, resulting in gains on early extinguishments of $-0-, $8,000 and $-0-, respectively.

In October 2003, we successfully consummated a “pre-packaged” Chapter 11 plan of reorganization with the United States Bankruptcy Court, Central District of California, in order to modify the terms of our convertible subordinated debentures by extending the maturity to June 30, 2008, increasing the annual interest rate from 10.0% to 11.5%, reducing the conversion price from $12.00 to $2.50 and restricting its ability to redeem the debentures prior to July 1, 2005.  The plan of reorganization did not affect any of our operations or obligations, other than the subordinated debentures.

NOTE 9 – INCOME TAXES

Income taxes have been recorded under SFAS No. 109, “Accounting for Income Taxes.”  Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial and income tax reporting purposes and operating loss carryforwards.  We did not incur any federal or state income taxes in 2003, 2004 or 2005.

Reconciliation between the effective tax rate and the statutory tax rates for the years ended October 31, 2003, 2004 and 2005 are as follows:

	2003	2004	2005
Federal tax	(34.0)%	(34.0)%	(34.0)%
State franchise tax, net of federal benefit	(5.8)	2.2	(5.8)
Change in valuation allowance	39.8	90.0	39.8
Income tax expense	—%	58.2%	—%

At October 31, 2004 and 2005, our deferred tax assets and liabilities were comprised of the following items:

	2004	2005
Deferred tax assets and liabilities, noncurrent
Fixed and intangible assets	$(10,435,000)	$(10,726,000)
Other	632,000	794,000
Net operating loss carryforwards	57,259,000	57,239,000
	47,456,000	47,307,000
Valuation allowance	(47,456,000)	(47,307,000)
	$—	$—

As of October 31, 2005, we had federal and state net operating loss carryforwards of approximately $161,319,000 and $41,224,000, respectively, which expire at various intervals from the years 2006 to 2025.  As of October 31, 2005, $4,100,000 of federal net operating loss carryforwards expired unused.  As of October 31, 2005, $18,046,000 of our federal net operating loss carryforwards acquired during 1998 in connection with the acquisition of Diagnostic Imaging Services, Inc. were subject to limitations related to their utilization under Section 382 of the Internal Revenue Code, however, the annual limitation amount has not been determined.  Future ownership changes as determined under Section 382 of the Internal Revenue Code could further limit the utilization of net operating loss carryforwards.  Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain.  Accordingly, the net deferred tax assets have been fully offset by a valuation allowance.

For the next five years, and thereafter, federal net operating loss carryforwards expire as follows:

Year Ended	Total Net Operating Loss Carryforward	Subject to Limitation
2006	$3,439,000	$3,439,000
2007	1,226,000	1,226,000
2008	22,533,000	2,295,000
2009	16,421,000	2,513,000
2010	18,563,000	5,337,000
Thereafter	99,137,000	3,236,000

	$161,319,000	$18,046,000

NOTE 10 – CAPITAL STRUCTURE AND CAPITAL TRANSACTIONS

Preferred Stock

We have authorized the issuance of 10,000,000 shares of preferred stock with a par value of $0.01 per share.  There were no preferred shares issued or outstanding at October 31, 2003, 2004 or 2005.  Shares may be issued in one or more series. During the year ended October 31, 2001, we issued 5,542,018 preferred shares in settlement of certain debt obligations and subsequently retired the stock by restructuring existing notes payable and combining the preferred stock balance due of approximately $5,542,000 plus accrued interest of approximately $235,000.  In conjunction with this refinancing, we issued five-year warrants to purchase 1,000,000 shares of common stock at an exercise price of $1.00 per share.

Stock Option Incentive Plans

We have two long-term incentive stock option plans.  The 1992 plan has not issued options since the inception of the new 2000 plan.  The 2000 plan reserves 2,000,000 shares of common stock.  Options granted under the plan are intended to qualify as incentive stock options under existing tax regulations.  In addition, we have issued non-qualified stock options from time to time in connection with acquisitions and for other purposes and have also issued stock under the plan.  Employee stock options generally vest over three years and expire five to ten years from date of grant.  As of October 31, 2005, approximately 637,000, or 93%, of the outstanding stock options are fully vested.

We have issued warrants under various types of arrangements to employees, in conjunction with debt financing and in exchange for outside services.  All warrants are issued with an exercise price equal to the fair market value of the underlying common stock on the date of issuance.  Generally, the warrants expire five years from the date of grant.  The terms of vesting are determined by the board of directors at issuance.  Warrants issued to employees typically vest over three years.

The following table summarizes the activity for each of the three years ended October 31, 2005:

	Outstanding Warrants		Outstanding Options
	Shares	Price Range	Number	Exercise Price Range
Balance, October 31, 2002	7,462,135	$0.38 – 1.61	1,181,917	$0.40 – 1.67
Granted	750,000	0.19 – 0.41	—	—
Exercised	—	—	(95,000)	0.30
Canceled or expired	(130,000)	0.75 – 0.79	(28,000)	0.46 – 1.67

Balance, October 31, 2003	8,082,135	$0.19 – 1.61	1,058,917	$0.40 – 1.67
Granted	4,325,000	0.30 – 0.70	150,000	0.46
Exercised	—	—	—	—
Canceled or expired	(402,365)	0.41 – 0.80	(7,500)	0.46 – 1.67

Balance, October 31, 2004	12,004,770	$0.19 – 1.61	1,201,417	$0.40 – 1.67
Granted	900,000	0.30 – 0.40	—	—
Exercised	(300,000)	0.19	—	—
Canceled or expired	(600,000)	0.35 – 0.70	(514,250)	0.40 – 1.67

Balance, October 31, 2005	12,004,770	$0.30 – 1.61	687,167	$0.40 – 1.67

Options under the plans are issued at the fair market value of the common stock on the date issued.  The following summarizes information about employee stock options and warrants outstanding at October 31, 2005:

	Outstanding Options
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price
$0.40 – $0.75	669,167	4.89 years	$0.48
$0.76 – $1.70	18,000	1.33 years	$1.67
	687,167	4.87 years	$0.51

	Outstanding Warrants
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price
$0.30 – $0.75	9,312,115	2.12 years	$0.47
$0.76 – $1.70	2,692,655	0.81 years	$1.06
	12,004,770	1.82 years	$0.60

Capital Transactions

On February 17, 2004, we filed a certificate of merger with the Delaware Secretary of State to acquire the balance of our 91%-owned subsidiary, DIS, that we did not previously own.  Pursuant to the terms of the merger, we are obligated to pay each stockholder of DIS, other than Primedex, $0.05 per share or approximately $60,000 in the aggregate.  We believe the price per share represents the value of the minority interest.  Stockholders had the right to contest the price by exercising their appraisal rights at any time through March 15, 2004.  During the year ended October 31, 2004, we paid $35,000 to acquire 648,366 shares of DIS common stock and recorded the purchases as goodwill.

On December 19, 2003, we issued a $1.0 million convertible subordinated note payable at a stated rate of 11% per annum with interest payable quarterly.  As additional consideration for the financing, we issued a warrant for the purchase of 500,000 shares at an exercise price of $0.50 per share and an expiration date of December 19, 2010.  We have allocated $0.1 million to the value of the warrants and believe the value of the conversion feature is nominal.

During the year ended October 31, 2003, one individual exercised his options to purchase 95,000 shares of common stock at $0.30 per share, or $28,500.  During the year ended October 31, 2005, one individual exercised his options to purchase 300,000 shares of common stock at $0.19 per share, or $57,000.

NOTE 11 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company estimates the fair value of financial instruments as of October 31, follows:

	2004		2005
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

Accounts receivable, current	$20,029,000	$20,029,000	$22,319,000	$22,319,000
Accounts receivable, long term	1,868,000	1,868,000	1,267,000	1,267,000
Debt maturing within one year	20,796,000	20,796,000	83,508,000	83,508,000
Long-term debt	62,828,000	59,364,000	—	—
Notes payable to related parties, long-term	2,119,000	2,258,000	3,533,000	2,654,000
Subordinated debentures	16,147,000	17,983,000	16,147,000	16,882,000

In assessing the fair value of these financial instruments, we had used a variety of methods and assumptions, which were based on estimates of market conditions and risks existing at that time.  For certain instruments, including cash and cash equivalents, cash overdraft, accounts receivable and current and short-term debt, it was assumed that the carrying amount approximated fair value for the majority of these instruments because of their short maturities.  The fair value of the long-term amounts for notes payable to related parties and debt is based on current rates at which the Company could borrow funds with similar remaining maturities.  The fair value of the subordinated debentures is the estimated value of debentures available to repurchase at current market rates over the bond term including an estimated interest payment stream.

NOTE 12 – RELATED PARTY TRANSACTIONS

The amount due to related parties at October 31, 2005 consisted of notes payable, with interest at 6.58%, due to an officer and employee of ours for the purchase of DIS common stock in 1996 of $940,000 and $61,000, respectively, and a note payable of $2,532,000, with interest at 6.58%, due to another officer of ours for loans made by him to us.  During the year ended October 31, 2005, the note payable due the employee was reduced by $43,000 and applied to the purchase of his stock options exercised in the same period (see “Capital Transactions”).  In addition, during the year ended October 31, 2005, an officer loaned the Company an additional $1,370,000 (included above).

The amount due to related parties at October 31, 2004 consisted of notes payable, with interest at 6.58%, due to an officer and employee of ours for the purchase of DIS common stock in 1996 of $940,000 and $105,000, respectively, and a note payable of $1,074,000, with interest at 6.58%, due to another officer of ours for loans made by him to us.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Leases – We lease various operating facilities and certain medical equipment under operating leases with renewal options expiring through 2029.  Certain leases contain renewal options from two to ten years and escalation based primarily on the consumer price index. The schedule below assumes we take advantage of all lease renewal options.  Minimum annual payments under noncancellable operating leases for future years ending October 31 are as follows:

	Facilities	Equipment	Total

2005	$7,672,000	25,000	7,697,000
2006	6,971,000	5,000	6,976,000
2007	6,928,000	5,000	6,933,000
2008	6,792,000	3,000	6,795,000
2009	6,834,000	—	6,834,000
Thereafter	58,907,000	—	58,907,000
	$94,104,000	$38,000	$94,142,000

Total rent expense, including equipment rentals, for the years ended October 31, 2003, 2004 and 2005 amounted to approximately $9,375,000, $7,804,000 and $7,919,000, respectively.  Effective November 1, 2003, we converted operating leases with an affiliate of GE into capital leases by amending the lease agreements to include $1.00 buyouts.  The total converted equipment cost and capitalized lease obligation is $6,206,000.  Included in equipment rental expense for the year ended October 31, 2003 was GE rental expenses of approximately $1,765,000.

Salaries and consulting agreements – We have a variety of arrangements for the payment of professional and employment services.  The agreements provide for the payment of professional fees to physicians under various arrangements, including a percentage of revenue collected from 15.0% to 21.0%, fixed amounts per periods and combinations thereof.

We also have employment agreements with officers, key employees and through BRMG, physicians, at annual compensation rates ranging from $50,000 to $390,000 and for periods extending up to five years through October 2010.  Total commitments under the agreements are approximately $16,677,000 for fiscal 2006.  The majority of the contracts are for one year.

Purchase commitment

On December 18, 2003, we entered into a three-year purchase agreement with an imaging film provider whereby we must purchase $7,500,000 of film at a rate of approximately $2,500,000 annually over the term of the agreement.

Equipment service contract

On March 1, 2000, we entered into an equipment maintenance service contract through October 2005, extended through October 2009, with GE Medical Systems to provide maintenance and repair on the majority of its medical equipment for a fee based upon a percentage of net revenues, subject to certain minimum aggregate net revenue requirements.  Net revenue is reduced by the provision for bad debt, mobile PET revenue and other professional reading service revenue to obtain adjusted net revenue.  The fiscal 2005 annual service fee was the higher of 3.50% of our adjusted net revenue, or $4,970,000.  The fiscal 2006 annual service rate will be the higher of 3.62% of our adjusted net revenue, or $5,393,800.  For the fiscal years 2007, 2008 and 2009, the annual service fee will be the higher of 3.62% of our adjusted net revenue, or $5,430,000.  We believe this framework of basing service costs on usage is an effective and unique method for controlling our overall costs on a facility-by-facility basis.  We have met or exceeded the minimum required revenue for each of the last three fiscal years.  As of October 31, 2005, we owe GE Medical Systems $3,222,000 for past services under the arrangement since fiscal 2002.  GE has made arrangements for interest-free payments that will continue to reduce this liability during fiscal 2006.  The liability is classified as “Accounts Payable and Accrued Expenses-current” on the financial statements.

Litigation

In the ordinary course of business from time to time we become involved in certain legal proceedings, the majority of which are covered by insurance.  Management is not aware of any pending material legal proceedings outside of the ordinary course of business.

NOTE 14 – EMPLOYEE BENEFIT PLAN

We adopted a profit-sharing/savings plan pursuant to Section 401(k) of the Internal Revenue Code that covers substantially all non-professional employees.  Eligible employees may contribute on a tax-deferred basis a percentage of compensation, up to the maximum allowable under tax law.  Employee contributions vest immediately.  The plan does not require a matching contribution by us.  There was no expense for the years ended October 31, 2003, 2004 or 2005.

NOTE 15 – MALPRACTICE INSURANCE

We and our affiliated physicians are insured by Fairway Physicians Insurance Company.  Fairway provides claims-based malpractice insurance coverage that covers only asserted malpractice claims within policy limits.  Management does not believe there are material uninsured malpractice costs at October 31, 2005.

We recorded a $300,000 noncurrent asset for the cost basis of our investment in the common stock we hold in Fairway Physicians Insurance Company, the risk retention group that holds our malpractice policy.

NOTE 16 – SUBSEQUENT EVENTS

On January 31, 2006, we executed a commitment letter with an institutional lender to which such lender provided us with a commitment, subject to final documentation and legal due diligence, for a $160 million senior secured credit facility to be used to refinance all of our existing indebtedness (except for $16.1 million of outstanding subordinated debentures and $6.1 million of capital lease obligations).  The commitment provides for a $15 million five-year revolving credit facility, an $85 million term loan due in five years and $60 million second lien term loan due in six years.  The loans are subject to acceleration on February 28, 2008, unless we have made arrangements to discharge or extend our outstanding subordinated debentures by that date.  The loans are essentially payable interest only monthly at varying rates that are yet to be finalized but will be based upon market conditions.  Finalization of the credit facility is subject to customary conditions, including legal due diligence and final documentation that is scheduled for completion on or about March 7, 2006.

On November 7, 2005, we issued to one of our key employees five-year options exercisable at a price of $0.50 per share, which was the public market closing price for our common stock on the transaction date, to purchase 15,000 shares of our common stock.  The options become exercisable, or vest, in equal installments over three years with the first 5,000 options becoming exercisable on November 7, 2005.

On December 19, 2003, we issued a $1.0 million convertible subordinated note payable to Galt Financial, Ltd., at a stated rate of 11% per annum with interest payable quarterly.  The note payable is convertible at the holder’s option anytime after January 1, 2006 at $0.50 per share.  As additional consideration for the financing we issued a warrant for the purchase of 500,000 shares at an exercise price of $.50 per share.  We allocated $0.1 million to the value of the warrants and believe the value of the conversion feature is nominal.  In November 2005, the right to convert was waived and the warrant for the purchase of 500,000 shares of common stock was terminated in exchange for the issuance of a five-year warrant to purchase 300,000 shares of our common stock at a price of $0.50 per share, the public market price on the date the warrant, with the underlying note being extended to July 1, 2006.  We allocated an additional $0.1 million to the value of the new warrants.

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES
CONSOLIDATED BALANCE SHEETS

	October 31, 2005	April 30, 2006 (Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,000	$2,000
Accounts receivable, net, unbilled receivables and other receivables	22,795,000	23,537,000
Other	1,799,000	1,763,000

Total current assets	24,596,000	25,302,000

PROPERTY AND EQUIPMENT, NET	68,107,000	63,687,000

OTHER ASSETS
Accounts receivable, net	1,267,000	1,338,000
Goodwill	23,099,000	23,099,000
Trade name and other	4,164,000	9,553,000

Total other assets	28,530,000	33,990,000

Total assets	$121,233,000	$122,979,000

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Cash disbursements in transit	$3,425,000	$5,439,000
Line of credit	13,341,000	—
Accounts payable and accrued expenses	22,469,000	21,492,000
Short-term notes expected to be refinanced:
Notes payable	69,066,000	—
Obligations under capital lease	56,927,000	—
Notes payable	1,101,000	860,000
Obligations under capital lease	1,697,000	1,858,000

Total current liabilities	168,026,000	29,649,000

LONG-TERM LIABILITIES
Subordinated debentures payable	16,147,000	16,147,000
Line of credit	—	2,289,000
Notes payable to related party	3,533,000	—
Notes payable, net of current portion	—	144,925,000
Obligations under capital lease, net of current portion	4,129,000	3,402,000
Accrued expenses	31,000	31,000

Total long-term liabilities	23,840,000	166,794,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ DEFICIT	(70,633,000)	(73,464,000)

Total liabilities and stockholders’ deficit	$121,233,000	$122,979,000

The accompanying notes are an integral part of these financial statements

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	APRIL 30,		APRIL 30,
	2005	2006	2005	2006
NET REVENUE	$35,190,000	$39,588,000	$69,300,000	$78,126,000

OPERATING EXPENSES
Operating expenses	26,137,000	29,427,000	53,002,000	58,596,000
Depreciation and amortization	4,339,000	4,017,000	8,662,000	8,104,000
Provision for bad debts	934,000	1,390,000	1,843,000	2,739,000
Loss (Gain) on disposal of equipment, net	649,000	(14,000)	698,000	(14,000)

Total operating expenses	32,059,000	34,820,000	64,205,000	69,425,000

INCOME FROM OPERATIONS	3,131,000	4,768,000	5,095,000	8,701,000

OTHER EXPENSE (INCOME)
Interest expense	4,275,000	4,533,000	8,510,000	8,994,000
Loss (Gain) on debt extinguishment, net	(515,000)	2,097,000	(515,000)	2,097,000
Other income	(33,000)	—	(131,000)	—
Other expense	—	839,000	25,000	788,000

Total other expense	3,727,000	7,469,000	7,889,000	11,879,000

NET LOSS	$(596,000)	$(2,701,000)	$(2,794,000)	$(3,178,000)

BASIC AND DILUTED NET LOSS PER SHARE	$(.02)	$(.07)	$(.07)	$(.08)

WEIGHTED AVERAGE SHARES OUTSTANDING
Basis and diluted	41,106,813	41,541,644	41,106,813	41,473,111

The accompanying notes are an integral part of these financial statements

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

SIX MONTHS ENDED APRIL 30, 2006

	Common Stock $.01 par value,
	100,000,000 shares authorized		Paid-in	Treasury stock, at cost		Accumulated	Stockholders’
	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit
BALANCE – OCTOBER 31, 2005	43,231,813	$433,000	$100,590,000	(1,825,000)	$(695,000)	$(170,961,000)	$(70,633,000)

Issuance of warrant	—	—	110,000	—	—	—	110,000

Exercise of warrant	500,000	5,000	(5,000)	—	—	—	—

Share-based payments	—	—	237,000	—	—	—	237,000

Net loss	—	—	—	—	—	(3,178,000)	(3,178,000)

BALANCE – APRIL 30, 2006 (UNAUDITED)	43,731,813	$438,000	$100,932,000	(1,825,000)	$(695,000)	$(174,139,000)	$(73,464,000)

The accompanying notes are an integral part of these financial statements

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	SIX MONTHS ENDED APRIL 30,
	2005	2006

NET CASH PROVIDED BY OPERATING ACTIVITIES	$3,038,000	$6,298,000

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(1,871,000)	(3,251,000)
Investment in membership interest of PET center	—	(238,000)
Proceeds from sale of equipment	65,000	—

Net cash used by investing activities	(1,806,000)	(3,489,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash disbursements in transit	(230,000)	2,014,000
Principal payments on notes and leases payable	(5,044,000)	(5,399,000)
Repayment of debt upon extinguishments	—	(141,243,000)
Proceeds from borrowings upon refinancing	—	146,468,000
Debt issue costs	—	(5,608,000)
Payments on line of credit	(1,241,000)	—
Proceeds from short and long-term borrowings on notes payable	5,283,000	959,000

Net cash used by financing activities	(1,232,000)	(2,809,000)

NET INCREASE (DECREASE) IN CASH
CASH, beginning of period	1,000	2,000

CASH, end of period	$1,000	$2,000

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for interest	$8,019,000	$8,297,000

The accompanying notes are an integral part of these financial statements

Supplemental Non-Cash Investing and Financing Activities

During the six months ended April 30, 2006, we capitalized equipment and recorded a capital lease obligation for a new facility in Northern California for $365,000.  During the six months ended April 30, 2005, we entered into additional capital leases for $4,781,000.

PRIMEDEX HEALTH SYSTEMS, INC. AND AFFILIATES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Nature of Business

Primedex Health Systems, Inc., or Primedex, incorporated on October 21, 1985, provides diagnostic imaging services in the state of California. Imaging services include magnetic resonance imaging, or MRI, computer tomography, or CT, positron emission tomography, or PET, nuclear medicine, mammography, ultrasound, diagnostic radiology, or X-ray, and fluoroscopy. Our operations comprise a single segment for financial reporting purposes.

The consolidated financial statements of Primedex include the accounts of Primedex, its wholly owned direct subsidiary, Radnet Management, Inc., or Radnet, and Beverly Radiology Medical Group III, or BRMG, which is a professional corporation, all collectively referred to as “us” or “we”. The consolidated financial statements also include Radnet Sub, Inc., Radnet Management I, Inc., Radnet Management II, Inc., SoCal MR Site Management, Inc., and Diagnostic Imaging Services, Inc., or DIS, all wholly owned subsidiaries of Radnet.

The operations of BRMG are consolidated with us as a result of the contractual and operational relationship among BRMG, Dr. Berger and us. We are considered to have a controlling financial interest in BRMG pursuant to the guidance in EITF 97-2. Medical services and supervision at most of our imaging centers are provided through BRMG and through other independent physicians and physician groups. BRMG is consolidated with Pronet Imaging Medical Group, Inc. and Beverly Radiology Medical Group, both of which are 99%-owned by Dr. Berger. Radnet provides non-medical, technical and administrative services to BRMG for which they receive a management fee.

Operating activities of subsidiary entities are included in the accompanying financial statements from the date of acquisition. All intercompany transactions and balances have been eliminated in consolidation.

The accompanying unaudited consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States for complete financial statements; however, in the opinion of our management, all adjustments consisting of normal recurring adjustments necessary for a fair presentation of financial position, results of operations and cash flows for the interim periods ended April 30, 2006 and 2005 have been made. The results of operations for any interim period are not necessarily indicative of the results for a full year. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes thereto contained in our Annual Report on Form 10-K for the year ended October 31, 2005.

Liquidity and Capital Resources

We had a working capital deficit of $4.3 million at April 30, 2006 compared to a $143.4 million deficit at October 31, 2005, and had losses from operations of $2.7 million and $0.6 million during the three months ended April 30, 2006 and 2005, respectively, and had losses from operations of $3.2 million and $2.8 million for the six months ended April 30, 2006 and 2005, respectively. We also had a stockholders’ deficit of $73.5 million at April 30, 2006 compared to a $70.6 million deficit at October 31, 2005.

The working capital deficit increased as of October 31, 2005 due to the reclassification of approximately $109 million in notes and capital lease obligations as current liabilities expected to be refinanced. We were subject to financial covenants under our debt agreements and believed we may have been unable to continue to be in compliance with our existing financial covenants during fiscal 2006. As such, the associated debt was reclassified as a current liability.

Effective March 9, 2006, we completed the issuance of a $161 million senior secured credit facility that we used to refinance substantially all of our existing indebtedness (except for $16.1 million of outstanding subordinated debentures and approximately $5 million of capital lease obligations). We incurred fees and expenses for the transaction of approximately $5.6 million. Debt issue costs are being amortized on a straight-line basis over 65 months and are included in other assets. In addition, we recorded a net loss on extinguishments of debt of $2.1 million, which includes $1.2 million in pre-payment penalty fees that are unpaid as of April 30, 2006 and classified as accrued expenses under current liabilities. The facility provides for a $15 million five-year revolving credit facility, an $86 million term loan due in five years and a $60 million second lien term loan due in six years. The loans are subject to acceleration on December 27, 2007, unless we have made arrangements to discharge or extend our outstanding subordinated debentures by that date. We intend to retire the subordinated debentures prior to their due date of June 30, 2008. Under the terms and conditions of the new Second Lien Term Loan, subject to achieving certain leverage ratios, we have the right to raise up to $16.1 million in additional funds as part of the Second Lien Term Loan for the purposes of redeeming the subordinated debentures. Additionally, under the current facilities, we have the ability to pursue other funding sources to refinance the subordinated debentures.

The loans are payable interest only monthly except for the $86 million term loan that requires amortization payments of 1.0% per annum, or $860,000, paid quarterly.

The revolving credit facility and the $86 million term loan bear interest at a base rate (“base rate” means corporate loans posted by at least 75% of the nation’s 30 largest banks as quoted by the Wall Street Journal) plus 2.5%, or at our election, the LIBOR rate plus 4.0% per annum, payable monthly. The $60 million second lien term loan bears interest at the base rate plus 7.0%, or at our election, the LIBOR rate plus 8.5% per annum, payable monthly. The $86 million term loan includes amortization payments of 1.0% per annum, payable in quarterly installments of $215,000. Upon the close of the refinancing on March 9, 2006, we utilized approximately $1.5 million of the new $15 million revolving credit facility.

As part of the refinancing, we were required to swap at least 50% of the aggregate principal amount of the facilities to a floating rate within 90 days of the close of the agreement on March 9, 2006. On April 11, 2006, effective April 28, 2006, on $73.0 million (one half of our First and Second Lien Term Loans of $146.0 million), we entered into an interest rate swap fixing the LIBOR rate of interest at 5.47% for a period of three years. Previously, the interest rate on the $73.0 million was based upon a spread over LIBOR which floats with market conditions. In addition, as a requirement of the deal, 75% of our excess cash flow is to be used to repay principal on the $86 million term loan once per year within 105 days after our fiscal year end. Excess cash flow is defined as earnings before interest, taxes, depreciation and amortization plus decreases in working capital and extraordinary gains minus: (i) capital expenditures; (ii) interest expense; (iii) scheduled principal payments on existing debt; (iv) income taxes; (v) increases in working capital; (vi) extraordinary losses; (vii) voluntary prepayments of the $86 million term loan; (vii) and amounts paid for acquisitions.

Under the new facility, we are subject to various financial covenants including a limitation on capital expenditures, maximum days sales outstanding, minimum fixed charge coverage ratio, maximum leverage ratio and maximum senior leverage ratio. Availability under our $15 million revolving credit facility is governed by the margins calculated under the maximum senior leverage ratio and maximum total leverage ratio covenants. As of April 30, 2006, we had approximately $12.7 million of availability based upon our borrowing base formula.

We operate in a capital intensive, high fixed-cost industry that requires significant amounts of capital to fund operations. In addition to operations, we require significant amounts of capital for the initial start-up and development expense of new diagnostic imaging facilities, the acquisition of additional facilities and new diagnostic imaging equipment, and to service our existing debt and contractual obligations. Because our cash flows from operations have been insufficient to fund all of these capital requirements, we have depended on the availability of financing under credit arrangements with third parties. Historically, our principal sources of liquidity have been funds available for borrowing under our existing lines of credit, now with General Electric Capital Corporation. We finance the acquisition of equipment mainly through capital and operating leases. As of April 30, 2006 and October 31, 2005, our line of credit liabilities were $2.3 million and $13.3 million, respectively.

During the second quarter of fiscal 2006, Howard G. Berger, M.D., our president, director and largest shareholder had outstanding advances to us of $2,605,000. Our obligation to Dr. Berger was repaid as part of our March 9, 2006 refinancing.

The interim disclosures regarding liquidity and capital resources should be read in conjunction with the consolidated financial statements and related notes thereto contained in our Annual Report of Form 10-K for the year ended October 31, 2005.

Our business strategy with regard to operations will focus on the following:

•                                          Maximizing performance at our existing facilities;

•                                          Focusing on profitable contracting;

•                                          Expanding MRI and CT applications

•                                          Optimizing operating efficiencies; and

•                                          Expanding our networks.

Due to the March 9, 2006 refinancing, we will be able to use the cash savings generated from the deferral of required principal payments on notes payable and capital lease obligations of approximately $1.2 million per month to invest in the infrastructure and to pursue future growth opportunities.

Our ability to generate sufficient cash flow from operations to make payments on our debt and other contractual obligations will depend on our future financial performance. A range of economic, competitive, regulatory, legislative and business factors, many of which are outside of our control, will affect our financial performance. Taking these factors into account, including our historical experience and our discussions with our lenders to date, although no assurance can be given, we believe that through implementing our strategic plans and continuing to restructure our financial obligations, we will obtain sufficient cash to satisfy our obligations as they become due in the next twelve months.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition—Revenue consists of net patient fee for service revenue and revenue from capitation arrangements, or capitation revenue.

Net patient service revenue is recognized at the time services are provided net of contractual adjustments based on our evaluation of expected collections resulting from their analysis of current and past due accounts, past collection experience in relation to amounts billed and other relevant information. Contractual adjustments result from the differences between the rates charged for services performed and reimbursements by government-sponsored healthcare programs and insurance companies for such services.

Capitation revenue is recognized as revenue during the period in which we were obligated to provide services to plan enrollees under contracts with various health plans. Under these contracts, we receive a per enrollee amount each month covering all contracted services needed by the plan enrollees.

The following table summarizes net revenue for the three and six months ended April 30, 2005 and 2006:

	Three Months Ended		Six Months Ended
	2005	2006	2005	2006

Net patient service	$26,240,000	$28,881,000	$51,100,000	$56,620,000
Capitation	8,950,000	10,707,000	18,200,000	21,506,000

Net revenue	$35,190,000	$39,588,000	$69,300,000	$78,126,000

Accounts receivable are primarily amounts due under fee-for-service contracts from third party payors, such as insurance companies and patients and government-sponsored healthcare programs geographically dispersed throughout California.

Accounts receivable as of October 31, 2005 are presented net of allowances of approximately $59,491,000, of which $56,296,000 is included in current and $3,195,000 is included in noncurrent. Accounts receivable as of April 30, 2006, are presented net of allowances of approximately $58,229,000, of which $55,097,000 is included in current and $3,132,000 is included in noncurrent.

Credit risks – Financial instruments that potentially subject us to credit risk are primarily cash equivalents and accounts receivable. We have placed our cash and cash equivalents with one major financial institution. At times, the cash in the financial institution is temporarily in excess of the amount insured by the Federal Deposit Insurance Corporation, or FDIC.

With respect to accounts receivable, we routinely assess the financial strength of our customers and third-party payors and, based upon factors surrounding their credit risk, establish a provision for bad debt. Net revenue by payor for the three and six months ended April 30, 2005 and 2006 were:

	For the Three Months Ended		For the Six Months Ended
	2005	2006	2005	2006

Capitation contracts	25%	27%	26%	28%
HMO/PPO/Managed care	22%	24%	22%	24%
Medicare	15%	15%	15%	15%
Blue Cross/Shield/Champus	14%	15%	14%	14%
Special group contract	9%	8%	10%	8%
Commercial insurance	4%	3%	4%	3%
Medi-Cal	3%	3%	3%	3%
Workers compensation	3%	2%	3%	2%
Other	5%	3%	3%	3%

Management believes that its accounts receivable credit risk exposure, beyond allowances that have been provided, is limited.

The Deficit Reduction Act of 2005 (DRA) was approved by Congress and signed into law on February 9, 2006. The DRA provides that reimbursement for the technical component for imaging services (excluding diagnostic and screening mammography) in non-hospital based freestanding facilities will be capped at the lesser of reimbursement under the Medicare Part B physician fee schedule or the Hospital Outpatient Prospective Payment System (HOPPS) schedule. Currently, the technical component of our imaging services is reimbursed under the Part B physician fee schedule, which for certain modalities like MRI and CT, allows for higher reimbursement on average than under the HOPPS. For other imaging exams, such as x-ray and ultrasound, reimbursement under the HOPPS is greater on average. Under the DRA, we will be reimbursed at the lower of the two schedules, beginning January 1, 2007.

The DRA also codifies the reduction in reimbursement for multiple images on contiguous body parts previously announced by the Centers for Medicare and Medicaid Services (CMS). In November 2005, CMS announced that it will pay 100% of the technical component of the higher priced imaging procedure and 50% for the technical component of each additional imaging procedure involving contiguous body parts when performed in the same session. Under current methodology, Medicare pays 100% of the technical component of each procedure. This rate reduction will occur in two steps, so that the reduction will be 25% for each additional imaging procedure in 2006 and another 25% in 2007. For the fiscal year ended October 31, 2005, Medicare revenue from our imaging centers represented approximately 15% of our total revenue. Of this amount, approximately 54% was from MRI and CT, the modalities affected more significantly by the reimbursement reductions. If both the HOPPS and contiguous body part reimbursement reductions contained in the DRA had been in effect during fiscal year 2005, we estimate that our revenue would have been reduced by approximately $2.5-$3.0 million.

Significant Events – On April 4, 2006, we settled a claim with Broadstream for $500,000. This claim arose in connection with a financing agreement we entered into with a third party. James Goldfarb, a partner of Broadstream Capital Partners, LLC (“Broadstream”), and once a member of our Board of Directors, arranged a meeting between us and a third party to discuss the third party financing the purchase of a portion of our debt owed to DVI Financial Services, which had filed for bankruptcy. Goldfarb alleged that, on behalf of Broadstream, he entered into an oral agreement with us under which we owed Broadstream a “finder’s fee” for setting up this meeting. Broadstream filed suit against us, and Howard G. Berger, M.D., our president, for damages. Pursuant to the settlement, we agreed to pay to Broadstream $500,000 payable over a one and one-half year period.

We are engaged from time to time in the defense of lawsuits arising out of the ordinary course and conduct of our business. We believe that the outcome of our current litigation will not have a material adverse impact on our business, financial condition and results of operations. However, we could be subsequently named as a defendant in other lawsuits that could adversely affect us.

Reclassifications – Certain prior year amounts have been reclassified to conform with the current period presentation. These changes have no effect on net income.

NOTE 3 – ACQUISITIONS AND DIVESTITURES

Acquisitions and openings of imaging centers

In December 2005, we entered into a new building lease in Encino, California for approximately 10,425 square feet to begin the development of a new center, San Fernando Interventional Radiology and Imaging Center, which is expected to open by the end of this fiscal year. The center will offer MRI, CT, ultrasound and x-ray services as well as biopsy, angiography, shunt, and pain management procedures. The monthly rent is approximately $19,600 and the first month’s rent will be due no later than September 2006.

Effective February 1, 2006, upon the inception of a new capitation arrangement, we opened two additional satellite offices in Yucaipa and Moreno Valley, California that provide x-ray services for our Riverside location. In addition, in February 2006, we opened one additional satellite office providing x-ray services in Temecula, California.

Effective February 1, 2006, we entered into a facility use agreement for an open MRI center in Vallejo, California. The agreement provides for the use of the equipment and facility for a monthly fee.

Effective February 1, 2006, we invested $237,000 for a 47.5% membership interest in an entity that operates a PET center in Palm Springs, California. We account for this investment under the equity method of accounting. Income in earnings of this equity method investment is not material in the quarter. The center will provide PET services for our existing facilities in the area replacing a prior arrangement where PET services were provided by a mobile unit for a “per use” fee. We have an option to purchase the other 52.5% interest subsequent to November 1, 2006 and prior to February 29, 2008 for $512,500.

At various times, we may open or close small x-ray facilities acquired primarily to service larger capitation arrangements over a specific geographic region. Over time, patient volume from these contracts may vary, or we may end the arrangement, resulting in the subsequent closures of these smaller satellite facilities.

NOTE 4 — EQUITY BASED COMPENSATION

We have two long-term incentive stock option plans. The 1992 plan has not issued options since the inception of the new 2000 plan. The 2000 plan reserves 2,000,000 shares of common stock. Options granted under the plan are intended to qualify as incentive stock options under existing tax regulations. In addition, we have issued non-qualified stock options from time to time in connection with acquisitions and for other purposes and have also issued stock under the plan. Employee stock options generally vest over three years and expire five to ten years from date of grant. Of the 165,000 options granted under the plan during the six months ended April 30, 2006, 150,000 options vested in full on the date of grant and 15,000 options vest over three years in equal installments beginning on the grant date. All 165,000 options are exercisable for period up to five years from the date of grant at a price equal to the fair market value of the common shares underlying the option at the date of grant. As of April 30, 2006, 809,667, or 99%, of all the outstanding stock options are fully vested.

We have issued warrants under various types of arrangements to employees, in conjunction with debt financing and in exchange for outside services. All warrants are issued with an exercise price equal to the fair market value of the underlying common stock on the date of issuance. The warrants expire from five to seven years from the date of grant. Warrants issued to employees can vest immediately or up to seven years. The vesting terms are determined by the board of directors at the date of issuance. Of the 4,400,000 warrants granted under the plan during the six months ended April 30, 2006, 700,000 vested in full on the date of grant and 3,700,000 vest in various stages beginning one year from the date of grant up to seven years. As of April 30, 2006, 6,877,504, or 62%, of all the outstanding warrants are fully vested.

During the first quarter of fiscal 2006, we adopted SFAS No. 123(R), “Share-Based Payment,” applying the modified prospective method. This Statement requires all equity-based payments to employees, including grants of employee options, to be recognized in the consolidated statement of earnings based on the grant date fair value of the award. Under the modified prospective method, we are required to record equity-based compensation expense for all awards granted after the date of adoption and for the unvested portion of previously granted awards outstanding as of the date of adoption. The fair values of all options were valued using a Black-Scholes model.

In anticipation of the adoption of SFAS No. 123(R), we did not modify the terms of any previously granted awards.

The compensation expense recognized for all equity-based awards is net of estimated forfeitures and is recognized over the awards’ service period. In accordance with Staff Accounting Bulletin (“SAB”) No. 107, we classified equity-based compensation within operating expenses with the same line item as the majority of the cash compensation paid to employees.

The following table illustrates the impact of equity-based compensation on reported amounts:

	For the Three Months Ended		For the Six Months Ended
	April 30, 2006(1)		April 30, 2006(1)
	As Reported	Impact of Equity-Based Compensation	As Reported	Impact of Equity-Based Compensation

Income from operations (2)	$4,768,000	$(197,000)	$8,701,000	$(237,000)

Net loss	$(2,701,000)	$(197,000)	$(3,178,000)	$(237,000)

Net basic and diluted earning per share	$(.07)	$(.01)	$(.08)	$(.01)

(1)          Prior to the first quarter of fiscal 2006, we accounted for equity-based awards under the intrinsic value method, which followed the recognition and measurement principles of APB Opinion No. 25 and related Interpretations.

(2)          The expense related includes $32,500 and $70,100 for the three and six months ended April 30, 2006, respectively, for the unvested portion of previously granted employee awards outstanding as of the date of adoption.

The following summarizes all of our option transactions from November 1, 2005 to April 30, 2006:

Outstanding Options	Shares	Weighted Average Exercise Price Per Common Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value

Balance, October 31, 2005	687,167	$0.51

Granted	165,000	0.39

Exercised	—	—

Canceled or expired	(32,500)	0.41

Balance, April 30, 2006	819,667	$0.49	4.45	$630,000

Exercisable at April 30, 2006	809,667	$0.49	4.39	$622,000

Outstanding Warrants	Shares	Weighted Average Exercise Price Per Common Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value

Balance, October 31, 2005	12,004,770	$0.60

Granted	4,400,000	0.62

Exercised	(1,000,000)	0.43

Canceled or expired	(4,278,655)	0.64

Balance, April 30, 2006	11,126,115	$0.61	4.00	$7,283,000

Exercisable at April 30, 2006	6,877,504	$0.63	2.07	$4,319,000

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between our closing stock price on April 30, 2006 and the exercise price, multiplied by the number o fin-the-money options) that would have been received by the option holder had all option holders exercised their options on April 30, 2006. Total intrinsic value of options exercised during the six months ended April 30, 2006 was $215,000. AS of April 30, 2006, total unrecognized share-based compensation expense related to non-vested employee awards was approximately $1.9 million, which is expected to be recognized over a weighted average period of approximately 4.62 years.

The weighted average fair value of options granted during the six months ended April 30, 2006 was $0.46.

The fair value of each option granted is estimated on the grant date using the Black-Scholes option pricing model which takes into account as of the grant date the exercise price and expected term of the option, the current price of the underlying stock and its expected volatility, expected dividends on the stock and the risk-free interest rate for the term of the option. The following is the average of the data used to calculate the fair value:

April, 30	Risk-free interest rate	Expected term	Expected Volatility	Expected dividends

2005	3.00%	5 years	48.62%	—
2006	4.71%	5 years	99.55%	—

We have determined the 2006 expected term assumption under the “Simplified Method” as defined in SAB 107. For fiscal 2006, expected stock price volatility is based on the historical volatility of our stock. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant with an equivalent remaining term. We have not paid dividends in the past and do not currently plan to pay any dividends in the near future.

Fair Value Disclosures – Prior to Adopting SFAS No. 123(R)

We adopted SFAS 123(R) using the modified prospective transition method, which requires that application of the accounting standard as of November 1, 2005, the first day of our fiscal year 2006. Our consolidated financial statements as of and for the three and six months ended April 30, 2006 reflect the impact of SFAS 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS 123(R).

The following table illustrates the effect on net income and earnings per share if we had applied the fair value recognition principles of SFAS No. 123 to stock-based employee compensation during fiscal 2005.

	Three Months Ended April 30,	Six Months Ended April 30,
	2005	2005

Net loss as reported	$(596,000)	$(2,794,000)

Deduct: Total stock-based employee compensation expense determined under fair value-based method	(46,000)	(92,000)

Pro forma net loss	$(642,000)	$(2,886,000)

Loss per share:
Basic and diluted loss per share - as reported	$(0.02)	$(0.07)

Basic and diluted loss per share - pro forma	$(0.02)	$(0.07)

NOTE 5 – CAPITAL TRANSACTIONS

On December 19, 2003, we issued a $1.0 million convertible subordinate note payable to Galt Financial, Ltd., at a stated rate of 11% per annum with interest payable quarterly. The note payable was convertible at the holder’s option anytime after January 1, 2006 at $0.50 per share. As additional consideration for the financing, we issued a warrant for the purchase of 500,000 shares at an exercise price of $0.50 per share. We allocated $0.1 million to the value of the warrants. In November 2005, the right to convert the $1.0 million obligation into 2,000,000 shares of common stock was waived in exchange for the issuance of a five-year warrant to purchase 300,000 shares of our common stock at a price of $0.50 per share, the public market price on the date of the warrant, as consideration for the note being extended to July 1, 2006. We recorded $0.1 million for the estimated fair value of these warrants as a deferred cost which will be amortized as interest expense to the extended date of maturity. The note was repaid as part of our March 9, 2006 refinancing.

NOTE 6 – SUBSEQUENT EVENT

On May 15, 2006, we opened an additional multi-modality site in Emeryville, California which will eventually provide MRI, CT, ultrasound and x-ray services. At the opening, the site provided only MRI services. We entered into a new building lease for 6,500 square feet with a beginning monthly rental of $9,754 and invested approximately $1.4 million in leasehold improvements for the new center. The improvements were paid for from working capital.

On July 6, 2006, the Company entered into a definitive agreement and plan of merger with Radiologix, Inc., a Delawre corporation and SEC registrant, in which a wholly owned subsidiary of Primedex will merge with and into Radiologix.

Under the terms of the Merger Agreement, which has been approved by each company’s Board of Directors, Radiologix shareholders will receive an aggregate consideration of 22,621,922 shares of Primedex and $42,950,000 in cash (cash and stock together, the “Merger Consideration”). Based upon the July 6 closing price of Primedex common stock of $1.75, each Radiologix shareholder would receive $1.84 in cash for each Radiologix share, plus one share of Primedex common stock for total consideration valued at $3.59. Based upon the July 6 closing price of Primedex common stock of $1.75, Radiologix shareholders will collectively own approximately 33% of the Primedex shares on a fully diluted basis. The Merger Agreement also provides Primedex the option to elect to reduce the share consideration by up to 3.5 million shares and to increase the cash consideration by $2 per share for those shares.

The Merger Agreement contains certain termination rights for both Primedex and Radiologix and provides that upon termination of the Merger Agreement under specified circumstances, either Radiologix or Primedex may be required to reimburse the other for its out-of-pocket expenses in connection with the merger in an aggregate amount of up to $1 million. The Merger Agreement further provides that upon termination of the Merger Agreement under specified circumstances Radiologix may be required to pay Primedex a termination fee of $3 million.

As a material inducement to the willingness of Primedex to enter into the Merger Agreement, simultaneously with the execution of the Merger Agreement, a certain stockholder of Radiologix has entered into a voting agreement with Primedex to vote its shares of Radiologix in favor of the merger and against any proposal made in opposition to or in competition with the merger.

During July 2006, Primedex signed a commitment letter with GE Commercial Finance Healthcare Financial Services for a $405 million senior secured credit facility. The facility is expected to be used to finance the merger, to refinance existing indebtedness, to pay transaction costs and expenses relating to the merger and the credit facility and to provide financing for working capital needs post-merger. Consummation of the financing is a condition to the closing of the merger. The facility will consist of a revolving credit facility of up to $45 million, a $225 million term loan and a $135 million second lien term loan. The revolving credit facility will have a term of five years, the term loan will have a term of six years and the second lien term loan will have a term of seven years.  Interest is payable on all loans initially at an Index Rate plus the Applicable Margin, as defined. The Index Rate is initially a floating rate equal to the higher of the rate quoted from time to time by The Wall Street Journal as the “base rate on corporate loans posted by at least 75% of the nation’s largest 30 banks” or the Federal Funds Rate plus 50 basis points. The Applicable Margin on each of the revolving credit facility and the term loan is 2% and on the second lien term loan is 6%. Primedex may, after a certain period, request that the interest rate instead be based on LIBOR plus the Applicable Margin, as defined. It is anticipated that the credit facility will include customary covenants for a facility of this type, including minimum fixed charge coverage ratio, maximum total leverage ratio, maximum senior leverage ratio, limitations on indebtedness, contingent obligations, liens, capital expenditures, lease obligations, mergers and acquisitions, asset sales, dividends and distributions, redemption or repurchase of equity interests, subordinated debt payments and modifications, loans and investments, transactions with affiliates, changes of control, and payment of consulting and management fees. The credit facility will contain such conditions to funding as are customary for senior secured facilities of this type.

Radiologix, Inc.

Consolidated Financial Statements

Years Ended December 31, 2005, 2004 and 2003 and

Six Months Ended June 30, 2006 and 2005 (unaudited)

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Radiologix, Inc.

We have audited the accompanying consolidated balance sheets of Radiologix, Inc. as of December 31, 2005 and 2004 and the related consolidated statements of operations, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2005. Our audits also included the financial statement schedule listed in the Index to Financial Statements. These consolidated financial statements and schedule are the responsibility of management of Radiologix, Inc. (the “Company”). Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Radiologix, Inc. at December 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2005, in conformity with U. S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The consolidated financial statements as of December 31, 2004 and for the year then ended have been restated as discussed in Note 3.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Radiologix, Inc.’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2006, expressed an unqualified opinion on management’s assessment and an adverse opinion on the effectiveness of internal control over financial reporting.

/s/ Ernst & Young LLP

Dallas, Texas
March 8, 2006

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003, 2004 AND 2005

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	DECEMBER 31,
	2005	2004
		(As restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,004	$34,084
Restricted cash	5,662	5,539
Accounts receivable, net of allowances	40,815	44,197
Due from affiliates	1,737	2,404
Federal and state income tax receivables and prepaid taxes	6,189	9,799
Assets held for sale	—	305
Other current assets	5,491	6,621

Total current assets	$95,898	$102,949
Property and equipment, net	67,965	58,627
Investments in joint ventures	10,597	8,137
Goodwill	—	2,241
Intangible assets, net	54,050	57,381
Deferred financing costs, net	4,942	6,591
Deferred income taxes	—	1,635
Other assets	1,076	1,328

Total assets	$234,528	$238,889

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and other accrued expenses	$10,157	$11,342
Accrued physician retention	7,051	8,384
Accrued salaries and benefits	6,987	7,339
Deferred income taxes	—	1,839
Accrued interest	685	708
Current maturities of capital lease obligations	32	48
Current maturities of long-term debt	—	109
Other current liabilities	477	536

Total current liabilities	$25,389	$30,305
Long-term debt, net of current portion	158,270	158,270
Convertible debt	11,980	11,980
Capital lease obligations, net of current portion	62	92
Deferred revenue	6,494	6,903
Other liabilities	1,488	1,000

Total liabilities	$203,683	$208,550
Commitments and contingencies (see note 10)
Minority interest in consolidated subsidiaries	1,874	1,242
STOCKHOLDERS’ EQUITY:
Preferred stock, $.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.0001 par value; 50,000,000 shares authorized; 22,261,101 and 21,835,935 shares issued in 2005 and 2004, respectively and 22,242,417 and 21,817,251 outstanding in 2005 and 2004, respectively	2	2
Treasury stock	(180)	(180)
Additional paid-in capital	15,615	14,210
Retained earnings	13,534	15,065

Total stockholders’ equity	$28,971	$29,097

Total liabilities and stockholders’ equity	$234,528	$238,889

The accompanying notes are an integral part of these consolidated financial statements.

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share data)

	YEAR ENDED DECEMBER 31,
	2005	2004	2003
		(As restated)
Service fee revenue	$251,440	$251,291	$242,038
Costs of operations:
Cost of services	160,898	158,613	149,034
Equipment leases	13,035	17,660	17,230
Provision for doubtful accounts	19,033	22,337	20,228
Depreciation and amortization	23,430	22,999	23,926

Gross profit	35,044	29,682	31,620

Severance and other related costs	670	405	1,568
Lease termination expense	—	13,948	—
Corporate general and administrative	16,872	18,919	15,335
Impairment of goodwill, intangible and long-lived assets	2,241	14,558	523
Interest expense, net	18,295	18,596	19,281
Gain on sale of operations	—	(4,669)	—

Loss before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	(3,034)	(32,075)	(5,087)

Equity in earnings of unconsolidated affiliates	3,928	2,865	4,082

Minority interests in income of consolidated subsidiaries	(632)	(791)	(748)

INCOME (LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	262	(30,001)	(1,753)

Income Tax Expense (Benefit)	662	(5,848)	(701)

LOSS FROM CONTINUING OPERATIONS	(400)	(24,153)	(1,052)

Discontinued Operations:
Loss from discontinued operations before income taxes	(1,131)	(13,128)	(11,519)
Income tax benefit	—	(5,426)	(4,608)

Loss from discontinued operations	(1,131)	(7,702)	(6,911)

NET LOSS	$(1,531)	$(31,855)	$(7,963)

LOSS PER COMMON SHARE:
Loss from continuing operations – basic	$(0.02)	$(1.11)	$(0.05)
Loss from discontinued operations – basic	$(0.05)	$(0.35)	$(0.32)

Net loss – basic	$(0.07)	$(1.46)	$(0.37)

Loss from continuing operations – diluted	$(0.02)	$(1.11)	$(0.05)
Loss from discontinued operations – diluted	$(0.05)	$(0.35)	$(0.32)

Net loss – diluted	$(0.07)	$(1.46)	$(0.37)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	22,067,445	21,789,517	21,724,165
Diluted	22,067,445	21,789,517	21,724,165

The accompanying notes are an integral part of these consolidated financial statements.

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share data)

			TREASURY		ADDITIONAL
	COMMON STOCK		STOCK		PAID-IN	RETAINED
	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	EARNINGS	TOTAL
BALANCE, January 1, 2003	21,695,153	$2	18,684	$(180)	$13,662	$54,883	$68,367
Exercise of stock options	70,832	—	—	—	253	—	253
Stock options granted to consultant	—	—	—	—	27	—	27
Net loss	—	—	—	—	—	(7,963)	(7,963)

BALANCE, December 31, 2003	21,765,985	$2	18,684	$(180)	$13,942	$46,920	$60,684
Exercise of stock options	51,266	—	—	—	190	—	190
Stock options granted to consultant	—	—	—	—	40	—	40
Restricted stock grants	—	—	—	—	38	—	38
Net loss (As restated)	—	—	—	—	—	(31,855)	(31,855)

BALANCE, December 31, 2004	21,817,251	$2	18,684	$(180)	$14,210	$15,065	$29,097
Exercise of stock options	325,166	—	—	—	848	—	848
Stock options granted to consultant	—	—	—	—	40	—	40
Restricted stock grants	100,000	—	—	—	517	—	517
Net loss	—	—	—	—	—	(1,531)	(1,531)

BALANCE, December 31, 2005	22,242,417	$2	18,684	$(180)	$15,615	$13,534	$28,971

The accompanying notes are an integral part of these consolidated financial statements.

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	YEAR ENDED DECEMBER 31,
	2005	2004	2003
		(As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,531)	$(31,855)	$(7,963)
Adjustments to reconcile net loss to net cash provided by operating activities – including discontinued operations:
Minority interests in income of consolidated subsidiaries	632	791	748
Distributions to minority interests of consolidated subsidiaries	—	(150)	(1,290)
Equity in earnings of unconsolidated affiliates	(3,928)	(2,865)	(4,082)
Distributions from joint ventures	1,793	2,015	3,566
Depreciation and amortization	23,430	23,602	25,775
Amortization of deferred financing costs	1,650	1,622	1,611
Impairment of goodwill, intangible and long-lived assets	2,241	25,536	9,390
Stock based compensation to consultant	40	40	27
Restricted stock grants expense	517	38	—
Gains on sales of operations and imaging center equipment, net	(651)	(4,757)	—
Deferred revenue	(409)	(409)	(409)
Deferred income tax expense (benefit)	(204)	(11,747)	11,344
Changes in operating assets and liabilities:
Accounts receivable, net	3,382	15,464	10,631
Income taxes receivable and prepaid taxes	3,611	(3,527)	(2,387)
Other assets	1,511	3,424	483
Accounts payable and accrued expenses	(2,458)	(1,961)	(8,584)

Net cash provided by operating activities	29,626	15,261	38,860

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(122)	(5,539)	—
Purchases of property and equipment	(29,958)	(23,970)	(16,513)
Contributions to joint ventures	(325)	—	—
Net cash received on sales of operations and imaging centers	1,173	14,093	—
Repayments from (advances to) unconsolidated affiliates, net	834	673	(930)
Other investments	—	(104)	—

Net cash used in investing activities	(28,398)	(14,847)	(17,443)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations, primarily capital leases	(156)	(1,608)	(4,014)
Retirement of senior debt	—	(1,730)	—
Financing costs	—	—	(43)
Proceeds from stock option exercises	848	190	253
Other items	—	52	—

Net cash provided by (used in) financing activities	692	(3,096)	(3,804)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,920	(2,682)	17,613
CASH AND CASH EQUIVALENTS, beginning of period	34,084	36,766	19,153

CASH AND CASH EQUIVALENTS, end of period	$36,004	$34,084	$36,766

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid for interest	$16,673	$17,318	$18,074
Income taxes paid (refunds received)	$(2,838)	$3,997	$(9,290)

The accompanying notes are an integral part of these consolidated financial statements.

RADIOLOGIX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2005, 2004 AND 2003

NOTE 1. DESCRIPTION OF BUSINESS

Radiologix, Inc. (together with its subsidiaries, “Radiologix” or the “Company”), a Delaware corporation, is a leading national provider of diagnostic imaging services through its ownership and operation of free-standing, outpatient diagnostic imaging centers.

Radiologix utilizes sophisticated technology and technical expertise to perform a broad range of imaging procedures, such as magnetic resonance imaging (MRI), computed tomography (CT), position emission tomography (PET), nuclear medicine, ultrasound, mammography, bone densitometry (DEXA), general radiology (X-ray) and fluoroscopy. As of December 31, 2005, we owned, operated or maintained, through our two operating segments, an ownership interest in imaging equipment at 71 locations with imaging centers located in 7 states, including primary operations in the Mid-Atlantic; the Bay Area, California; Treasure Coast, Florida; Northeast Kansas; and the Finger Lakes (Rochester) and Hudson Valley markets in New York state; and Questar operations with imaging centers located in California, Colorado and Minnesota. We offer multi-modality imaging services at 52 of our diagnostic imaging centers, which provide patients and referring physicians access to advanced diagnostic imaging services in one convenient location.

We also provide administrative, management and information services to certain radiology practices that provide professional services in connection with our diagnostic imaging centers and to hospitals and radiology practices with which we operate joint ventures. The services we provide leverage our existing infrastructure and, we believe, improve the profitability, efficiency and effectiveness of the radiology practice or joint venture.

Our results may be impacted by variability due to changes in modality mix and the volume of procedures performed, physician referral and vacation patterns, the impact of hospital and physician-affiliated imaging centers that compete in our primary and Questar operations, the timing and negotiation of managed care and service contracts, the availability of technologists and other personnel resources, and trends in receivable collectibility. We are impacted by seasonality in that referring physicians and technologists often schedule vacations in the summer months which typically results in a decline in our volumes and service fee revenue while increasing costs of services as we contract for the services of temporary technologists at higher rates.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned and majority owned subsidiaries. All significant intercompany transactions have been eliminated. Investments in entities that the Company does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, results of operations and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over their estimated useful life. Amortization of assets under capital leases is included in depreciation and amortization.

Goodwill, Intangible and Long-lived Assets

The value of goodwill and intangible assets is stated at the lower of cost or fair value. Goodwill is not subject to amortization; however it is subject to periodic valuation assessments. Under the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company is required to perform at least an annual impairment test and to consider other indicators that may arise throughout the year to reevaluate carrying value. To the extent book value exceeds fair value, at the date an impairment is determined, the Company reduces goodwill by recording a charge to operations. We perform our annual impairment test in the first quarter of each fiscal year.

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), requires impairment losses to be recognized for long-lived assets through operations when indicators of impairment exist and the underlying cash flows are not sufficient to support the assets’ carrying value. In addition, SFAS No. 144 requires that a long-lived asset (disposal group) to be sold that meets certain recognition criteria be classified as “held for sale” and measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also requires that a long-lived asset subject to closure (abandonment) before the end of its previously estimated useful life continue to be classified as “held and used” until disposal, with depreciation estimates revised to reflect the use of the asset over its shortened useful life.

In addition to the annual impairment test we perform with respect to goodwill, we regularly evaluate the carrying value of goodwill, intangible and long-lived assets for events or changes in circumstances that indicate that the carrying amount may not be recoverable or that the remaining estimated useful life should be changed. Potential indicators of impairment can include, but are not limited to (1) history of operating losses or expected future losses; (2) significant adverse change in legal factors; (3) changes in the extent or manner in which the assets are used; (4) current expectations to dispose of the assets by sale or other means and (5) reductions or expected reductions of cash flow. In the event that we determine there is an indication of impairment, we compare undiscounted net cash flows to the carrying value of the respective asset. If the carrying value exceeds the undiscounted net cash flows, we perform an impairment calculation using discounted cash flows, valuation analysis from independent valuation specialists or comparisons to recent sales or purchase transactions to determine estimated fair value.

Deferred Financing Costs

Deferred financing costs are amortized on a straight-line method, which approximates the effective interest method. As of December 31, 2005 and 2004, accumulated amortization of deferred financing costs was approximately $6.7 million and $5.1 million, respectively.

Accrued Physician Retention

Accrued physician retention represents amounts payable to contracted radiology practices under the management services agreements. The service agreements require Radiologix to remit physician retention to the contracted radiology practices by the end of the month after the month in which services were rendered.

Revenue Recognition

Service fee revenue from contracted radiology practice groups (professional revenue component) and diagnostic imaging centers (technical revenue component) is recorded when services are rendered by the contracted radiology practices and diagnostic imaging centers based on established gross charges billed and reduced by estimated contractual adjustments and amounts retained by the contracted radiology practice groups under the terms of management services agreements. Our patient accounting system currently does not record contractual adjustments at the time of billing. Instead, contractual adjustments and the provision for doubtful accounts are estimated based on historical collection experience using a retrospective collection analysis, which we began using in December 2004, payment-versus-charge schedules and aging models. Should circumstances change (shift in payor mix, decline in economic conditions or deterioration in aging of patient receivables), our estimates of the net realizable value of patient receivables could be reduced by a material amount. We have estimated that a change in our collection percentage of 1.0% could result in a change in service fee revenue of $5.2 million per year.

Revenue Presentation

The Financial Accounting Standards Board’s Emerging Issues Task Force issued its abstract, Issue 97-2, “Application of FASB Statement No. 94 and APB Opinion No. 16 to Physicians Practice Management Entities and Certain Other Entities with Contractual Arrangements” (EITF 97-2). Since Radiologix has not established a “controlling financial interest” under EITF 97-2, Radiologix does not consolidate the contracted radiology practices.

Income Taxes

We account for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Developing our provision for income taxes, including our effective tax rate, and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, any estimated valuation allowances we deem necessary to value deferred tax assets. Our judgments and tax strategies are subject to audit by various taxing authorities. While we believe we have provided adequately for our income taxes in our consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, “Disclosure About Fair Value of Financial Instruments,” requires disclosure about the fair value of certain financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long term-debt with the same maturities, when available, or discounted cash flows.

Concentration of Credit Risk

The Company’s accounts receivable consist primarily of service fee revenue generated by radiology practices and imaging centers for services performed, that are immediately purchased by us and ultimately due from Medicare, Medicaid, managed care and private and other payors. The Company estimates that approximately 29%, 29% and 28% of these revenues in 2005, 2004 and 2003, respectively, were funded through the Medicare and Medicaid programs. The Company and its contracted radiology practices perform ongoing credit evaluations of their patients and generally do not require collateral. The Company and its contracted radiology practices maintain estimated allowances for potential credit losses.

Stock-Based Awards

The Company currently accounts for its employee stock-based compensation arrangements using the intrinsic-value method pursuant to the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). Accordingly, because stock options are issued at fair value at the date of grant we do not recognize compensation expense for our stock option grants.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (SFAS No. 148). SFAS No. 148 provides companies alternative methods of transitioning to Statement of Accounting Standards No. 123 “Accounting for Stock-Based Compensation” (SFAS No. 123), which promulgates a fair value method of accounting for stock-based employee compensation. It also requires certain disclosure in both annual and quarterly financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 does not mandate fair value accounting for stock-based employee compensation, but does require all companies to meet the disclosure requirements.

On December 16, 2004, the FASB issued Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” which is a revision of Statement No. 123. Statement 123(R) supersedes APB 25, and amends Statement No. 95, “Statement of Cash Flows.” Generally, the approach in Statement 123(R) is similar to the approach described in Statement 123. However, Statement 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Pursuant to an SEC Amendment to Regulation S-X effective April 21, 2005, a revised date for adopting SFAS 123(R) is now the first interim reporting period of a registrant’s first fiscal year beginning on or after June 15, 2005. As a result, the Company adopted SFAS 123(R) on January 1, 2006 using the modified-prospective method.

The “modified prospective” method provides for the recognition of compensation cost beginning with the effective date (a) based on the requirements of Statement 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of Statement 123(R) that remain unvested on the effective date. The Company has estimated the charge to operating expenses resulting from this adoption to be approximately $1.4 million in 2006.

NOTE 3. RESTATEMENT OF FINANCIAL STATEMENTS

In reviewing the PresGar equipment lease contract acquired on October 31, 2004, see Note 4, the Company has determined that its original accounting treatment of capitalizing the $13.9 million lease termination costs was incorrect and in fact should have been expensed. Accordingly, the Company has restated its financial statements for the year ended December 31, 2004 to increase operating expense and decrease intangible assets, net. The Company has also restated its financial statements for each of the three quarters ended March 31, June 30, and September 30 of 2005 to decrease depreciation and amortization expense and decrease intangible assets, net. (See Note 22 for more details).

We did not record a tax benefit for the $13.9 million lease termination costs since we determined that a valuation allowance was necessary due to the fact that we have had losses for the previous three years and the realization of additional deferred tax assets is questionable.

We have also reclassified certain previously reported amounts for all periods presented, including (1) amortization of deferred financing costs from Depreciation and Amortization expense to Interest Expense, net, on our consolidated statement of operations, (2) notes receivable from non-consolidated affiliates from Other Current Assets to Due from Affiliates on our consolidated balance sheets, (3) stock option exercise proceeds from Other Items in net cash used in financing activities to Proceeds from Exercise of Stock Options in the same section of our consolidated statement of cash flows, (4) restricted stock expense from Other Items in net cash from financing activities to Restricted Stock Expense in net cash provided by operating activities in our consolidated statement of cash flows, (5) Distributions from joint ventures and distributions to minority interests in consolidated subsidiaries have been reclassified from net cash used in investing activities to net cash from operating activities in the consolidated statement of cash flows, (6) certain balances in the Consolidating Balance Sheets and the Consolidating Statements of Operations in Note 21, Supplemental Guarantor Information, have been revised; these revisions primarily consist of separate reporting of investments in subsidiaries and intercompany receivables/payables in the Consolidating Balance Sheets and separate reporting of equity in income of wholly owned subsidiaries in the Consolidating Statements of Operations, (7) certain changes were made to our calculation of deferred tax assets and liabilities that affect both our consolidated balance sheet for the year ended December 31, 2004 and Note 15, Income Taxes, resulting from amendments to our income tax filings for certain prior years that were completed during 2005, and (8) supply cost rebate from Unallocated Amounts in the Segment to Consolidated Operating Result reconciliation table to Total Costs and Expenses of Primary Operations in the summary table of Segment Operating Results in Note 20, Segment Reporting.

Presented below are the consolidated financial statements of the Company at the periods specified below (1) as originally reported in the Annual Report on Form 10-K for the year ended December 31, 2004, and (2) as restated in this Form 10-K for the year ended December 31, 2005.

CONSOLIDATED BALANCE SHEET

(In thousands, except share data)

	DECEMBER 31,
	2004	2004
	(As originally reported)	(As restated)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$34,084	$34,084
Restricted cash	5,539	5,539
Accounts receivable, net of allowances	44,197	44,197
Due from affiliates	2,029	2,404
Federal and state income tax receivables and prepaid taxes	3,905	9,799
Assets held for sale	305	305
Other current assets	6,996	6,621

Total current assets	97,055	102,949
Property and equipment, net	58,627	58,627
Investments in joint ventures	8,137	8,137
Goodwill	2,241	2,241
Intangible assets, net	71,200	57,381
Deferred financing costs, net	6,591	6,591
Deferred income taxes	8,892	1,635
Other assets	1,328	1,328

Total assets	$254,071	$238,889

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and other accrued expenses	$11,342	$11,342
Accrued physician retention	8,384	8,384
Accrued salaries and benefits	7,339	7,339
Deferred income taxes	3,202	1,839
Accrued interest	708	708
Current maturities of capital lease obligations	48	48
Current maturities of long-term debt	109	109
Other current liabilities	536	536

Total current liabilities	31,668	30,305
Long-term debt, net of current portion	158,270	158,270
Convertible debt	11,980	11,980
Capital lease obligations, net of current portion	92	92
Deferred revenue	6,903	6,903
Other liabilities	1,000	1,000

Total liabilities	209,913	208,550
Commitments and contingencies
Minority interest in consolidated subsidiaries	1,242	1,242
STOCKHOLDERS’ EQUITY:
Preferred stock	—	—
Common stock	2	2
Treasury stock	(180)	(180)
Additional paid-in capital	14,210	14,210
Retained earnings	28,884	15,065

Total stockholders’ equity	42,916	29,097

Total liabilities and stockholders’ equity	$254,071	$238,889

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS

(In thousands, except share data)

	YEAR ENDED DECEMBER 31,
	2004	2004
	(As originally reported)	(As restated)
Service fee revenue	$251,291	$251,291
Costs of operations:
Cost of services	158,613	158,613
Equipment leases	17,660	17,660
Provision for doubtful accounts	22,337	22,337
Depreciation and amortization	24,750	22,999

Gross profit	27,931	29,682

Severance and other related costs	405	405
Lease termination expense	—	13,948
Corporate general and administrative	18,919	18,919
Impairment of goodwill, intangible and long-lived assets	14,558	14,558
Interest expense, net	16,974	18,596
Gain on sale of operations	(4,669)	(4,669)

Loss before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	(18,256)	(32,075)

Equity in earnings of unconsolidated affiliates	2,865	2,865

Minority interests in income of consolidated subsidiaries	(791)	(791)

LOSS BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	(16,182)	(30,001)

Income Tax Benefit	(5,848)	(5,848)

LOSS FROM CONTINUING OPERATIONS	(10,334)	(24,153)

Discontinued Operations:
Loss from discontinued operations before income taxes	(13,128)	(13,128)
Income tax benefit	(5,426)	(5,426)

Loss from discontinued operations	(7,702)	(7,702)

NET LOSS	$(18,036)	$(31,855)

LOSS PER COMMON SHARE:
Loss from continuing operations – basic	$(0.48)	$(1.11)
Loss from discontinued operations – basic	$(0.35)	$(0.35)

Net loss – basic	$(0.83)	$(1.46)

Loss from continuing operations – diluted	$(0.48)	$(1.11)
Loss from discontinued operations – diluted	$(0.35)	$(0.35)

Net loss – diluted	$(0.83)	$(1.46)

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	21,789,517	21,789,517
Diluted	21,789,517	21,789,517

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	YEAR ENDED DECEMBER 31,
	2004	2004
	(As originally reported)	(As restated)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(18,036)	$(31,855)
Adjustments to reconcile net (loss) to net cash provided by operating activities – including discontinued operations:
Minority interests in income of consolidated subsidiaries	791	791
Distributions to minority interests in consolidated subsidiaries	—	(150)
Equity in earnings of unconsolidated affiliates	(2,865)	(2,865)
Distributions from joint ventures	—	2,015
Depreciation and amortization	25,353	23,602
Amortization of deferred financing costs	—	1,622
Impairment of goodwill, intangible and long-lived assets	25,536	25,536
Stock based compensation to consultant	—	40
Restricted stock grants expense	—	38
Gains on sales of operations and imaging centers, net	(4,757)	(4,757)
Deferred revenue	(409)	(409)
Deferred income tax benefit	(11,747)	(5,853)
Changes in operating assets and liabilities:
Accounts receivable, net	15,464	15,464
Income taxes receivable and prepaid taxes	(3,527)	(9,421)
Other assets	3,424	3,424
Accounts payable and accrued expenses	(1,961)	(1,961)

Net cash provided by operating activities	27,266	15,261

CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(5,539)	(5,539)
Purchases of property and equipment	(23,970)	(23,970)
Net cash received on sales of operations and imaging centers	14,093	14,093
Acquisition of equipment lease contract	(13,948)	—
Contributions to joint ventures	(150)	—
Distributions from joint ventures	2,015	—
Repayments from (advances to) unconsolidated affiliates, net	673	673
Other investments	(104)	(104)

Net cash used in investing activities	(26,930)	(14,847)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations, primarily capital leases	(1,608)	(1,608)
Retirement of senior debt	(1,730)	(1,730)
Proceeds from stock option exercises	—	190
Other items	320	52

Net cash used in financing activities	(3,018)	(3,096)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,682)	(2,682)
CASH AND CASH EQUIVALENTS, beginning of period	36,766	36,766

CASH AND CASH EQUIVALENTS, end of period	$34,084	$34,084

SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid for interest	$17,318	$17,318
Income taxes paid, net of refunds received	$3,997	$3,997

NOTE 4. LEASE TERMINATION EXPENSE

Effective October 31, 2004, we entered into a definitive agreement for $15.5 million in cash for the following:

•                                          the purchase of four MRI systems and the assumption of an operating lease for one additional MRI system; and

•                                          an equipment lease contract that was entered into prior to the formation of Radiologix by the Ide Group, P.C. (“Ide”). This lease was terminated.

The four MRI systems were recorded in the financial statements at their fair market value of $1.6 million. The remaining $13.9 million was expensed as a lease termination charge to operating expense.

The equipment lease contract was originally sold by Ide in 1990 to MICA Imaging, Inc., a predecessor of PresGar Companies, LLC. Ide is a non-affiliated radiology practice that entered into a Medical Services Agreement (“MSA”) with the Company in 1997 when Radiologix was formed. As a condition of entering into the MSA, the Company assumed the obligation under the equipment lease contract that PresGar had entered into with Ide in 1990. The acquisition of the equipment lease contract increased both the profitability and value of the Ide MSA.

Under this equipment lease contract, PresGar had acquired a long-term perpetual right to provide certain MRI systems (and the obligation to service the equipment and replace that equipment as it became obsolete) to the Company (as successor to Ide) and to charge the Company usage-based rent on these pieces of equipment. The acquisition of the equipment lease contract eliminates expenses that previously varied based on volume resulting in incremental reductions in equipment lease expense as volume increased. If this transaction had been effective on January 1, 2004 instead of October 31, 2004, we estimate that cost of services would have increased by $500,000, equipment lease expense would have decreased by $4.5 million, and pre-tax loss would have decreased by $4.0 million for the year ended December 31, 2004.

NOTE 5. GOODWILL AND INTANGIBLE ASSETS

A summary of goodwill and intangible assets at December 31, 2005 and 2004 is as follows (in thousands):

	Estimated Useful Life	2005	2004
			(As restated)
Goodwill	Indefinite	$—	$2,241

Management services agreements	25 years	$76,577	$76,577
Accumulated amortization		(22,527)	(19,196)

Intangible assets, net		$54,050	$57,381

Amortization expense for 2005, 2004 and 2003 was $3.3 million, $3.7 million and $3.8 million, respectively. The estimated amortization expense for each of the five succeeding fiscal years is $3.3 million or $16.6 million in the aggregate.

NOTE 6. IMPAIRMENT OF GOODWILL, INTANGIBLE AND LONG-LIVED ASSETS

Impairment - Management Services Agreement

During the third quarter of 2004, management determined that the ability of one of the radiology groups to perform in accordance with a management services agreement administered by one of our Mid-Atlantic subsidiaries had diminished significantly. With several owned imaging centers covered by the management services agreement operating at financial losses, deteriorating financial conditions at hospitals involving professional reading arrangements, and the resignation from the practice of two physician leaders, management concluded that the value of intangible asset related to this management services agreement had become significantly impaired.

As a result, Radiologix and the radiology group terminated the management services agreement on January 31, 2005. The Company decided to dispose of three unprofitable imaging centers and to transfer the professional reading responsibility for certain other centers to another radiology group that operates under a management services agreement with us in the Mid-Atlantic market.

Based on our assessment and the actions that we have undertaken, the Company recorded 2004 third quarter impairment charges of: $6.5 million to write-off the unamortized portion of intangible assets related to this group’s management services agreement, and $800,000 to write-off long-lived assets related to the centers planned for disposition, all of which were disposed of at December 31, 2005.

Service fee revenue and pre-tax income (loss) for the two centers disposed of in 2005, and the professional reading arrangements that we no longer are a party to, as reflected in continuing operations (including impairment charges), are as follows (in thousands):

	For the Year Ended December 31,
	2005	2004	2003
Service fee revenue	$968	$5,910	$5,890

Pre-tax income (loss)	$417	$(5,871)	$2,312

Impairments – Questar Subsidiary

In December 2005, we recorded a $2.2 million pre-tax impairment charge to continuing operations to write-off the remaining goodwill related to our Questar centers in California, Colorado and Minnesota. These centers are three of five Questar sites that remained in continuing operations at December 31, 2005. Increased competition in these markets has eroded the profitability of these centers. The increased competition throughout 2005 coupled with management’s decision to not invest in new equipment or invest in new imaging centers in these markets has reduced the future expectations for these centers, thus lowering their value.

In December 2004, we recorded an impairment charge of $1.1 million to reduce goodwill related to our Questar center in Arizona. This center was one of six Questar sites that remained in continuing operations at December 31, 2004. We did not anticipate this impairment previously as the center is in a strategic location and was projected to improve in volumes, revenues and cash flows in the fourth quarter of 2004 and throughout 2005. However, it appears that because of disruption caused by the move to this new location, confusion in the community due to a change in the center’s name, and increased local competition, we had difficulty in achieving the volumes, profitability and cash flow levels that we expected in the fourth quarter of 2004 and budgeted for in 2005. Accordingly, we closed this center in 2005 after exhaustive attempts to engineer a turnaround in its operations.

In June 2004, after performing an extensive assessment of our Questar imaging center portfolio, management concluded that seven centers were not strategic to our future plans and would be unable to meet and sustain our profitability requirements going forward. That assessment considered the following: location, contracting leverage, expected capital requirements, the single modality nature of most of these centers, current operating trends, and the sale of our most profitable Questar center on June 21, 2004.

The Company’s decision to dispose of these seven imaging centers created an event that required us to reassess the carrying value of the assets related to these centers, including goodwill at our Questar segment. This reassessment considered the impact on the value of the ongoing, deteriorating operating trends in these centers, as well as the implications of disposing of individual centers versus operating those centers as part of an ongoing operating enterprise.

To assist us in that reassessment, we engaged an independent valuation firm to estimate the fair value of our combined Questar sites. The valuation performed by this firm was based on a blending of: (1) discounted cash flows and an exit multiple for the business, (2) a market approach using public company information, discounted to reflect the nature of the Questar operations, and (3) individual transactions experienced by Radiologix and similar companies in recent months. At management’s recommendation, the valuation firm applied a high (70%) weighting factor to the valuation derived under the individual transaction method described in (3) above.

Based on the independent valuation, Radiologix recognized an impairment charge of $10.4 million in the second quarter of 2004 to reduce the Questar goodwill carrying value to estimated fair value. This charge is in addition to the $5.5 million charge we recorded in the first quarter of 2004 related to Questar in connection with our annual assessment of goodwill. The first quarter valuation included the operating results of our most profitable Questar center and also gave equal weighting factors to an income and market approach. We also recorded a $617,000 pre-tax charge to impair long-lived assets of certain Questar centers in June 2004.

In 2003, we recorded impairment charges of $8.9 million to write-down goodwill and long-lived assets, respectively, related to Questar imaging centers using expected sales values determined based on individual transactions experienced by Radiologix and our knowledge of the business environment, to estimate fair value.

The components of our impairment charges are as follows (in thousands):

	For the Year Ended December 31,
	2005	2004	2003
Continuing Operations:
Impairment of goodwill and intangible assets	$2,241	$13,365	$—
Impairment of long-lived assets	—	1,193	523

	$2,241	$14,558	$523

Discontinued Operations:

Impairment of goodwill and intangible assets	$—	$10,206	$8,867
Impairment of long-lived assets	—	772	—

	$—	$10,978	$8,867

In November 2004, we sold our 80% joint venture interest in our Questar Tampa operations, including accounts receivable, to our venture partner for $275,000 in cash, resulting in a loss of $591,000, including the write-off of goodwill for $354,000.

In June 2004, we sold a Questar center for $3.1 million in cash resulting in a gain of $682,000, net of a write-off of goodwill of $500,000.

The Company regularly considers whether events or circumstances may affect either the fair value of recorded intangible assets or their associated useful lives. At December 31, 2005, the combined operations of our remaining five Questar centers are generating positive cash flow; and, the Company does not believe there are any additional indicators that the carrying values or the useful lives of these assets need to be adjusted. However, in the event we decide to dispose of any remaining Questar centers, additional charges may result depending on cash flow and market conditions at the time of disposal.

Other Charges

A summary of other impairment charges is as follows (in thousands):

	For the Year Ended December 31,
	2005	2004	2003
Other impairment (included in Cost of Services) (1)	$(370)	$538	$523

(1)          We incurred impairment charges and other costs aggregating $263,000 in the third quarter of 2004 associated with damages from hurricanes impacting our Southeastern operations. We received insurance proceeds of $370,000 relating to these damages in the second quarter of 2005. In the fourth quarter of 2004, we recorded additional impairment charges of $275,000 for software related to our Radiology Information System (RIS) in our Northeast operations which software has been replaced in connection with our Radiology Enhanced Workflow And Record Distribution (REWARD) Program. In fiscal 2003, we incurred impairment charges of $523,000 to write-off a patient scheduling software system that we replaced.

NOTE 7. DISCONTINUED OPERATIONS

A summary of discontinued operations, related to our Questar operations, is as follows (in thousands):

	As of and For the Year Ended December 31,
	2005	2004	2003
Centers in continuing operations at year end	5	6	17
Centers in discontinued operations at year end	—	2	5

Service fee revenues – continuing operations	$7,679	$9,227	$8,575
Service fee revenues – discontinued operations	$270	$10,553	$18,196
Impairment of goodwill – continuing operations	$2,241	$6,809	$—
Impairment of goodwill – discontinued operations	$—	$10,206	$8,400
Impairment of long-lived assets – discontinued operations	$—	$617	$—
Gain (loss) on dispositions of centers, net	$—	$(1,483)	$11
Pre-tax income (loss) – continuing	$(1,257)	$(5,636)	$363
Pre-tax loss - discontinued	$(1,252)	$(11,431)	$(10,437)

Assets and liabilities of discontinued operations as of December 31, 2005 and 2004 were as follows (in thousands):

	2005	2004
Assets	$7	$1,688
Liabilities	179	455

Net assets (liabilities)	$(172)	$1,233

The assets and liabilities of discontinued operations are not segregated in the consolidated balance sheets.

Cash flows from discontinued operations for the year ended December 31, 2005 was primarily driven by collections of outstanding accounts receivable and payments on remaining commitments.

NOTE 8. PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2005 and 2004 (in thousands):

	Estimated Useful Life	2005	2004
Equipment (primarily medical diagnostic equipment)	5-7 years	$140,204	$131,787
Leasehold improvements	Lesser of lease life, or 10 years	40,908	33,590
Buildings	15 years	770	770
Work in process		11,561	5,114

		$193,443	$171,261
Accumulated depreciation and amortization		(125,478)	(112,634)

Property and equipment, net		$67,965	$58,627

Depreciation expense for 2005, 2004 and 2003, including amounts recorded in discontinued operations, was $20.1 million, $19.9 million and $23.6 million, respectively.

NOTE 9. SERVICE FEE REVENUE

Radiologix has two models by which it contracts with radiology practices: a comprehensive services model and a technical services model. Under the comprehensive services model, the Company enters into a long-term agreement with a radiology practice group

(typically 40 years). Under this arrangement, in addition to earning technical service fee revenue for the use of Radiologix’s diagnostic imaging equipment and the provision of technical services, the Company provides management services and receives service fee revenue based on the practice group’s professional revenue, including revenue outside of our diagnostic imaging centers. Under the technical services model, the Company enters into a shorter-term agreement with a radiology practice group (typically 10 to 15 years) and earns service fee revenue and pays them a fee based on cash collections from reimbursements for imaging procedures.

Service fee revenue of the contracted radiology practice groups (professional revenue component) and diagnostic imaging centers (technical revenue component) is recorded when services are rendered by the contracted radiology practices and diagnostic imaging centers based on established gross charges billed and reduced by estimated contractual allowances and amounts retained by the contracted radiology practice groups under the terms of management services agreements. Our patient accounting system currently does not record contractual allowances at the time of billing. Instead, allowances for contractual adjustments and doubtful accounts are estimated based on historical collection experience using a retrospective collection analysis, which we began using in the fourth quarter of 2004, payment-versus-charge schedules and aging models. In connection with our December 2004 year-end closing process, we did finalize this retrospective collection analysis and increased contractual adjustments by $9.1 million, resulting in a corresponding decrease in service fee revenue and accounts receivable in the fourth quarter of 2004 to reflect the change in estimate in net realizable value. Should circumstances change (shift in payor mix, decline in economic conditions or deterioration in aging of patient receivables), our estimates of the net realizable value of patient receivables could be reduced by a material amount.

Because Radiologix has no financial controlling interest in the radiology practice groups, as defined in Emerging Issues Task Force Issue 97-2 (EITF 97-2), the Company does not consolidate the financial statements of those practices in its consolidated financial statements. The following table sets forth the amounts of revenue for the contracted radiology practices and diagnostic imaging centers that would have been presented in the consolidated statements of operations had Radiologix met the provisions of EITF 97-2 (in thousands):

	2005	2004	2003
Revenue for contracted radiology practices and diagnostic imaging centers, net of contractual adjustments	$345,417	$352,308	$339,385
Amounts retained by contracted radiology practices	(93,977)	(101,017)	(97,347)

Service fee revenue	$251,440	$251,291	$242,038

The Company’s service fee revenue is dependent upon the operating results of the contracted radiology practices and diagnostic imaging centers. Where state law allows, service fees due under the service agreements for the contracted radiology practices are derived from two distinct revenue streams: (1) a negotiated percentage of the professional revenues, reduced by certain expenses, as defined in the management services agreements; and (2) 100% of the adjusted technical revenues as defined in the service agreements. In states where the law requires a flat fee structure, Radiologix has negotiated a base service fee, which approximates the estimated fair market value of the services provided under the service agreements and which is renegotiated each year. Service fee revenue is comprised of the following (in thousands):

	2005	2004	2003
Professional component	$33,277	$38,019	$46,576
Technical component	218,163	213,272	195,462

Service fee revenue	$251,440	$251,291	$242,038

The following table reflects our approximate payor mix, based on revenue generated at our diagnostic imaging centers, for the years ended December 31, 2005, 2004 and 2003:

Payor	2005	2004	2003
Managed Care	62%	62%	63%
Medicare and Medicaid	29%	29%	28%
Private and Other	9%	9%	9%

For the years ended December 31, 2005, 2004 and 2003, approximately 6%, 6% and 6%, respectively, of our diagnostic imaging center service fee revenue was generated from capitated arrangements. Of this 6%, two-thirds relates to contracts with two physician groups and the remainder relates to two contracts with one managed care payor.

We also contract with several Blue Cross and Blue Shield payors, which are major payors for us in several markets.

For the years ended December 31, 2005, 2004 and 2003, five of the Company’s contracted radiology practices each contributed 10% or more of the Company’s service fee revenue in at least one of the last three years as follows (in thousands):

Practice	2005	2004	2003
Advanced Radiology, P.A.	$77,515	$71,866	$68,711
Hudson Valley Radiology Associates, PLLC	$26,025	$24,310	$20,770
The Ide Group, P.C	$28,805	$31,196	$25,712
Community Radiology Associates, Inc.	$47,521	$36,152	$33,390
Valley Radiology	$25,886	$23,356	$20,245

NOTE 10. MANAGEMENT SERVICES AGREEMENTS

In addition to the management services agreement we terminated effective January 31, 2005 (see Note 6), we amended (1) a management services agreement which resulted in a 15% reduction in our management fee effective January 1, 2004 and (2) a separate management services agreement which resulted in the establishment of a technical bonus to the contracted radiology group and a 3% reduction in our management fee effective October 1, 2004.

Our management fees for certain other management services agreements declined by 1% in 2005 and will decline by an additional 1% in 2006. The estimated annual impact to our service fee revenue for these 1% decreases is approximately $500,000.

In connection with the amendment of a management services agreement with a contracted radiology group in July 2002, the Company recorded deferred revenue of $3.3 million in consideration for the amended agreement, which amount is amortized over 20 years. In December 2002, the Company amended the management services agreement of another contracted radiology practice and recorded deferred revenue of $4.8 million in consideration for the amended agreement, which is amortized over 19 years.

NOTE 11. LONG-TERM DEBT AND CAPITAL LEASE OBLIGATIONS

Long-term debt and capital lease obligations consists of the following at December 31, 2005 and 2004 (in thousands):

	2005	2004
10.5% Senior Notes, due December 15, 2008	$158,270	$158,270
8% Convertible Junior Subordinated Note due July 2009	11,980	11,980
Note payable to bank and capital lease obligations, various interest rates	94	249

	$170,344	$170,499
Current portion of long-term debt and capital lease obligations	(32)	(157)

Long-term debt and capital lease obligations, net of current portion	$170,312	$170,342

The maturities of long-term debt, including capital lease obligations, are approximately $32,000 in fiscal 2006, $34,000 in fiscal 2007, $158.3 million in fiscal 2008 and $12.0 million due in fiscal 2009.

Senior Notes

The Company’s $158.3 million in senior notes due December 15, 2008, bear interest at 10.5% payable semiannually in arrears on June 15 and December 15. The senior notes are redeemable on or after December 15, 2005 at various redemption prices, plus accrued interest to the date of redemption. These notes are unsecured obligations, which rank senior in right of payment to all subordinated indebtedness and equal in right of payment with all other senior indebtedness. The senior notes are unconditionally guaranteed on a senior unsecured basis by certain restricted existing and future subsidiaries. The required debt incurrence ratio under these notes is 2.75. Our debt incurrence ratio of 2.34 at December 31, 2005 is not in compliance with the requirements of these notes. The non-compliance with the debt incurrence ratio imposes the following limitations on the Company: 1) limits the Company’s ability to make restricted payments (e.g., retirement of the Convertible Junior Subordinated Note) to a maximum of $5,000,000; 2) prevents sale and leaseback transactions; 3) limits the incurrence of additional indebtedness (this does not impact our lease lines or credit facility as they are Permitted Indebtedness); and 4) prevents the designation of an unrestricted subsidiary as a subsidiary. In order to pass the current debt incurrence ratio of 2.75 to 1.00, the Company will need to reach $50.3 million in EBITDA for four consecutive quarters. In the 2004 second quarter, the Company retired $1.73 million of these senior notes at a price equal to 103.25% of face value. At December 31, 2005 and 2004, our senior notes were trading at 98.0% and 110.5% of face value, respectively.

Convertible Junior Subordinated Note

The Company has a $12.0 million convertible junior subordinated note, which matures July 31, 2009, and bears interest, payable quarterly in cash or in-kind securities, at an annual rate of 8.0%. The note holder may convert borrowings under the note to common stock at $7.52 per share. This note is considered in the calculation of diluted earnings per share as applicable (see Note 16). The market value of these notes is not readily determinable.

Revolving Credit Agreement

At December 31, 2005, amounts considered outstanding under the revolving credit facility totaled $1.4 million related to two letters of credit in connection with our high retention workers’ compensation program with $27.2 million available for borrowings. Borrowings under this line are limited to 85% of eligible accounts receivable, as defined under the credit facility. Borrowings are secured by substantially all of our assets and a pledge of the capital stock of our wholly owned subsidiaries.

NOTE 12. COMMITMENTS AND CONTINGENCIES

Master Lease Agreement

Radiologix maintains operating leases for certain imaging equipment under an Amended and Restated Master Lease Agreement with GE Healthcare Financial Services (GE). Through this arrangement, GE has agreed to fund up to $60.0 million of equipment leases through December 31, 2006, and requires that at least two-thirds of the outstanding balance represent GE healthcare equipment.

In connection with the Master Lease Agreement, the Company is required to provide additional cash collateral in a restricted account equal to 20% of the aggregate amounts outstanding under the Master Lease Agreement. The accompanying December 31, 2005 balance sheet includes $5.7 million of restricted cash under this provision.

The Master Lease Agreement also contains certain covenants related to financial leverage, fixed charge coverage, and total indebtedness to GE. Failure to comply with these covenants would restrict our ability to lease additional equipment under the Master Lease Agreement until the covenants are met. GE provided us with a written waiver stating that GE agreed to waive compliance with the financial leverage ratio for the year ended December 31, 2004 and to modify this calculation for 2005 to exclude the $9.1 million adjustment to service fee revenue after implementing the retrospective collection analysis in the fourth quarter of 2004.

At December 31, 2005, applicable amounts outstanding under the Master Lease Agreement totaled $27.7 million; and $15.3 million remained available for future leases. Commitments for leases signed but not placed in service under the Master Lease Agreement were $17.0 million at December 31, 2005.

Leases

The Company leases office and facility space as well as certain diagnostic equipment under operating leases. Future minimum lease payments under these operating leases for fiscal 2006, 2007, 2008, 2009, 2010 and 2011 and thereafter are $25.2 million, $23.9 million, $21.2 million, $16.9 million, $11.4 million, and $12.8 million, respectively. Combined equipment and facility lease expense was approximately $27.2 million, $31.3 million and $30.0 million in 2005, 2004 and 2003, respectively.

Our facility lease terms generally vary in length from 1 year to 15 years with renewal options upon prior written notice, from 1 year to 10 years depending on the agreed upon terms with the local landlord. Facility lease amounts generally increase from 1% to 4% on an annual basis. We do not have options to purchase the facilities we currently lease. These leases usually contain exclusivity clauses prohibiting the landlord from leasing space to potentially competitive businesses within a defined distance of our existing locations.

Our equipment lease agreements are generally negotiated through either GE or Siemens Medical Solutions USA, Inc. These leases typically contain payment terms from 60 to 62 months and may include early buy-out options equal to the estimated fair market value of the equipment, plus applicable taxes, at the time of the option.

Litigation

Our current litigation is (i) expected to be covered by liability insurance or (ii) is not expected to adversely affect our business. Some risk exists, however, that we could subsequently be named as a defendant in additional lawsuits or that pending litigation could escalate and adversely affect us.

Self-insurance

At December 31, 2005, the amount of reserves related to the potential obligations under our self-insured arrangements, which are comprised of estimated health benefits and workers’ compensation obligations was $1.9 million. We believe we are adequately reserved for estimated potential obligations under these arrangements.

NOTE 13. 401(K) PLAN

The Company established a defined contribution plan (the “401(k) plan”) in January 1999. Employees are eligible immediately upon date of hire. The 401(k) plan allows for a discretionary employer match of contributions made by participants after such participants have completed 1,000 hours of service. With respect to the Company match, a participant vests 20% after two years of service, 40% after three years of service, 60% after four years of service, 80% after five years of service and 100% after six years of service.

The Company may make matching contributions under this plan of up to 3% of the participant’s compensation if the participant contributes 6% or more of their compensation. For participants who contribute less than 6% of their compensation, matching contributions may be made up to 50% of the amount contributed. Company contributions to the plan were approximately $1.2 million in 2005, $1.2 million in 2004 and $1.1 million in 2003.

NOTE 14. STOCKHOLDERS’ EQUITY

Under the 1996 Stock Option Plan (the “1996 Plan”), an initial 4,000,000 options to purchase shares of the Company’s common stock were available for grant to key directors, employees and other healthcare professionals associated with Radiologix, as defined by the 1996 Plan. On July 15, 2004, the Company’s stockholders approved the adoption of the 2004 Long-Term Incentive Plan. As a result, all stock award grants from then on are made under this 2004 Plan. The total number of shares reserved and available for grant under the 2004 Plan are 3,000,000 plus any shares remaining available for grant under the prior 1996 Plan. Options granted under the 2004 Plan may be either incentive stock options (“ISO”) or nonqualified stock options (“NQSO”). The option price per share under the 2004 Plan may not be less than 100% of the fair market value at the grant date for ISO and may not be less than 85% of the fair market value at the grant date for NQSO. All of the options granted under the 2004 and 1996 Plans through December 31, 2005 were at fair market value on the date of grant. Generally, options vest over a five-year period and are exercisable over a ten-year life. In 2004, 200,000 options were granted which vest in portions based on the Company’s common stock exceeding various stock closing sales prices for 20 consecutive days. These performance based options were cancelled on December 31, 2004 upon termination of the employee option holder. As of December 31, 2005, 2004 and 2003, 3,153,628, 3,091,503 and 2,694,710 options, respectively, were outstanding under the 2004 and 1996 Plans. Included in the December 31, 2005 balance are 549,806 options related to a 300,000 Restricted Stock Award to our Chief Executive Officer and Restricted Stock Units of 66,537 to directors, which awards count as 1.5 options for every 1 award granted, pursuant to Section 4(a) of the 2004 Long-Term Incentive Compensation Plan. Since the 1996 Plan’s inception, the Board of Directors granted options to purchase 285,000 shares of common stock outside the 1996 Plan. Compensation expense related to the non-employee portion of these shares is not material. The following table summarizes the combined activity under the Plan and the options granted outside the Plan at December 31 (shares in thousands):

	2005		2004		2003
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding, beginning of year	3,292	$4.41	2,802	$4.34	2,705	$7.49
Granted	853	$4.29	1,592	$3.76	1,675	$2.57
Exercised	(325)	$2.61	(51)	$3.51	(71)	$3.68
Cancelled	(490)	$4.15	(1,051)	$3.56	(1,507)	$8.05

Outstanding, end of year	3,330	$4.64	3,292	$4.41	2,802	$4.34

Exercisable, end of year	1,604	$5.15	1,735	$4.74	1,251	$5.31

The following table reflects the weighted average exercise price and weighted average contractual life for various exercise price ranges of the 2,779,655 options (excluding 450,000, 17,088, and 82,718 options related to restricted stock grants which were granted at a fair values of $3.79, $3.95, and $4.08 per share, respectively, the closing price of our stock on the date of grant) outstanding as of December 31, 2005:

Exercise Price Range	Shares	Wtd. Avg. Exercise Price	Wtd. Avg. Contractual Life (Yrs)
$ 2.60- 2.61	533,332	$2.60	7.36
$ 3.15- 3.75	412,325	$3.56	7.32
$ 3.79	500,000	$3.79	8.90
$ 3.88- 4.69	463,650	$4.27	7.91
$ 4.75- 6.20	471,000	$5.00	6.84
$ 6.25- 13.05	399,348	$9.52	4.56

	2,779,655

The following table reflects the weighted average exercise price for various exercise price ranges of the 1,603,776 options exercisable at December 31, 2005:

Exercise Price Range	Shares	Wtd. Avg. Exercise Price
$ 2.60- 2.61	297,247	$2.60
$ 3.15- 3.75	212,741	$3.62
$ 3.79	244,791	$3.79
$ 3.88- 4.69	214,983	$4.26
$ 4.75- 6.20	265,166	$5.15
$ 6.25- 13.05	368,848	$9.51

	1,603,776

During the year ended December 31, 2005, the Company granted 770,000 options to purchase the Company’s common stock, primarily as employment inducements for key executives. Of these options, 63,000 vest after one year and the remaining 707,000 vest over a five-year period. During 2003, the Company issued 100,000 options to a consultant, of which 30,000 vested immediately and the remaining 70,000 options vest in portions based on the Company’s common stock exceeding various stock closing sales prices for 20 consecutive days. The Company recognized $40,000, $40,000 and $27,000 of compensation expense in 2005, 2004 and 2003, respectively, related to these options. The Company granted a Restricted Stock Award of 300,000 shares and a Restricted Stock Units of 11,392 shares in the fourth quarter of 2004 and Restricted Stock Units of 55,145 shares in the second quarter of 2005. The Company recognized compensation expense in 2005 and 2004 in the amount of $518,000 and $39,000, respectively, related to these Restricted Stock grants.

The summary below presents the pro-forma financial results that would have been reported if the Company had applied the provisions of SFAS No. 123, as amended by Statement of Financial Accounting Standards No. 148 (dollars are presented in thousands, except per share amounts):

	For the Year Ended December 31,
	2005	2004	2003
		(As restated)
Net loss, as reported	$(1,531)	$(31,855)	$(7,963)
Total stock-based compensation expensed in net income (loss), net of related tax effects	557	78	40
Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(1,071)	(1,681)	(1,482)

Pro forma net loss	$(2,045)	$(33,458)	$(9,405)

Loss per common share:
Basic—as reported	$(0.07)	$(1.46)	$(0.37)
Basic—pro forma	$(0.09)	$(1.54)	$(0.43)
Loss per share:
Diluted—as reported	$(0.07)	$(1.46)	$(0.37)
Diluted—pro forma	$(0.09)	$(1.54)	$(0.43)

The fair value of each option grant is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for grants in 2005, 2004 and 2003, respectively: risk-free interest rate of 4.47, 4.23, and 4.27 percent; expected life of 3.35, 5.45 and 5.27 years; expected volatility of 40.3, 38.8, and 61.6 percent; and dividend yield of zero in 2005, 2004 and 2003, respectively. The weighted-average grant-date fair value of new grants in 2005, 2004 and 2003 was $2.52 per share, $1.90 per share, and $2.56 per share, respectively. The stock-based compensation expense determined under the fair value based method presented on a pro forma basis includes an adjustment during the year ended December 31, 2004 to reverse expenses related to certain variable options that were cancelled. As permitted by APB 25, the Company originally reported an expense for the total estimated amount for these options on a pro forma basis in the period the options were granted.

NOTE 15. INCOME TAXES

Income tax expense (benefit) from continuing operations in 2005, 2004 and 2003 is comprised of the following amounts (in thousands):

	For the Year Ended December 31,
	2005	2004	2003
		(As restated)
Current income tax expense (benefit):
Federal	$72	$359	$(9,294)
State	794	—	(2,323)

	866	359	(11,617)

Deferred income tax expense (benefit):
Federal	(204)	(5,226)	8,751
State	—	(981)	2,165

	(204)	(6,207)	10,916

Income tax expense (benefit)	$662	$(5,848)	$(701)

A reconciliation between reported income tax expense from continuing operations and the amount computed by applying the statutory federal income tax rate of 34% for 2005, 2004 and 2003 is as follows (in thousands):

	For the Year Ended December 31,
	2005	2004	2003
		(As restated)
Computed at statutory rate	$89	$(10,200)	$(596)
State income tax expense (benefit), net of Federal tax benefit (expense)	(50)	(1,181)	(84)
Reduction in estimated tax reserve	—	(1,060)	—
Valuation allowance, net of return to provision adjustments of ($2,430) in 2005	557	7,549	—
Other	66	(956)	(21)

Income tax expense (benefit)	$662	$(5,848)	$(701)

The income tax expense (benefit) on the gain (loss) from discontinued operations in 2005, 2004 and 2003 was zero, $(5.4 million) and $(4.6 million), respectively.

The tax effects of temporary differences that give rise to the deferred income taxes at December 31, 2005 and 2004 are presented below (in thousands):

	2005	2004
		(As restated)
Deferred tax assets:
Prepaid expenses and other	$183	$—
Fixed assets and intangibles	1,298	—
Joint ventures	—	—
Deferred revenue	2,465	2,620
Other	249	141
Federal and state tax net operating loss carryforwards	7,699	8,915
Valuation allowance	(10,535)	(7,549)

Total deferred tax assets	1,359	4,127

Deferred tax liabilities:
Accounts receivable	(802)	(1,793)
Prepaid expenses and other	—	(187)
Fixed assets and intangibles	—	(1,383)
Joint ventures	(557)	(968)

Total deferred tax liabilities	(1,359)	(4,331)

Total net deferred tax assets (liabilities)	$—	$(204)

The federal and state tax net operating loss carryforwards of $15.2 million and $64.2 million, respectively, principally expire in 2024.

Realization of deferred tax assets is dependent on generating sufficient taxable income prior to expiration of the twenty-year loss carryforward period. We recorded valuation allowances of $7.5 million in 2004 and $10.5 million in 2005 that relate to net tax deferred assets, including state and federal net operating losses.

Due to losses for the last three years the realization of deferred tax assets is questionable. Therefore, valuation allowances for net deferred tax assets were recorded in 2004 and 2005. The tax provision of $662,000 for the year ended December 31, 2005 is for state income taxes and federal alternative minimum tax.

NOTE 16. GAIN ON SALE OF OPERATIONS

Effective April 30, 2004, we completed the sale of our operations in San Antonio, Texas. The purchase price was $10.5 million, resulting in a pre-tax gain on sale of approximately $4.7 million. Net cash received was $9.7 million after purchase price adjustments. The sale included (1) assets we owned and leased in our operation of M&S Imaging Partners, Inc., (2) a diagnostic imaging center, and (3) certain partnership interests, but did not include accounts receivable aggregating approximately $4.7 million, which we retained.

Results of operations for the San Antonio operations were as follows (in thousands):

	For the Year Ended December 31,
	2004	2003
Service fee revenue	$5,988	$15,223

Cost of services	3,309	6,775
Equipment lease	5	14
Provision for doubtful accounts	1,175	2,250
Depreciation and amortization	510	1,471

Gross profit	$989	$4,713
Gain on sale of operations	4,669	—
Other, net	(129)	(313)

Pre-tax income from operations	$5,529	$4,400
Income tax expense	1,880	1,496

Net income from operations	$3,649	$2,904

NOTE 17. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share (EPS) is calculated by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. The weighted average number of common shares outstanding increased during the year ended December 31, 2005 and 2004 primarily due to the exercise of stock options.

Diluted EPS includes options, warrants, and other potentially dilutive securities, using the treasury stock method for options and warrants to the extent that these securities are not anti-dilutive. Diluted EPS also includes the effect of the convertible junior subordinated note using the “if converted” method to the extent these securities are not anti-dilutive.

	For the Year Ended December 31,
	2005	2004	2003
Weighted average shares for basic earnings per share	22,067,445	21,789,517	21,724,165
Effect of dilutive stock options	—	—	—
Effect of dilutive convertible junior subordinated note	—	—	—

Weighted average shares for diluted earnings per share	22,067,445	21,789,517	21,724,165

Tax-effected interest savings related to convertible junior subordinated note	$—	$—	$—

For the years ended December 31, 2005, 2004 and 2003, 232,341, 449,409 and 224,144 shares, respectively, of stock options were not included in the computation of diluted EPS because to do so would be anti-dilutive.

For the years ended December 31, 2005, 2004 and 2003, approximately $575,000 of interest, net of tax, and 1,593,040 shares related to the convertible junior subordinated note were not included in the computation of diluted EPS because to do so would be anti-dilutive.

NOTE 18. UNCONSOLIDATED AFFILIATES (JOINT VENTURES)

The Company has seven unconsolidated joint ventures with ownership interests ranging from 22% to 50%. These joint ventures represent partnerships with hospitals, health systems or radiology practices and were formed for the purpose of owning and operating diagnostic imaging centers. Professional services at the joint venture diagnostic imaging centers are performed by contracted radiology practices or a radiology practice that participates in the joint venture. The Company’s investments in these joint ventures are accounted for under the equity method. Total assets for the years ended December 31, 2005 and 2004 include notes receivable from certain unconsolidated joint ventures aggregating $1.3 million and $2.1 million, respectively. Interest income related to these notes receivable was approximately $152,000, $245,000, and $241,000 in fiscal 2005, 2004, and 2003, respectively. The Company also received management service fees of $3.1 million, $2.4 million and $2.2 million for the years ended December 31, 2005, 2004, and 2003, respectively, in connection with operating the centers underlying these joint ventures.

The following table is a summary of key financial data for these joint ventures as of and for the years ended December 31 (in thousands):

	2005	2004	2003
		(As restated)
Current assets	$22,689	$17,554	$20,920
Noncurrent assets	$7,591	$8,513	$13,906
Current liabilities	$2,160	$2,480	$5,117
Noncurrent liabilities	$192	$481	$352
Minority interest	$3,928	$2,865	$4,082
Net revenue	$52,766	$51,586	$53,140
Net income	$12,035	$9,876	$12,538

NOTE 19. VARIABLE INTEREST ENTITIES

In January 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards Board Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 41 (“FIN 46”). In December 2003, the FASB modified FIN 46 to make certain technical corrections and address certain implementation issues that had arisen. FIN 46 provides a new framework for identifying variable interest entities (VIEs) and determining when a company should include the assets, liabilities, non-controlling interests and results of activities of a VIE in its consolidated financial statements.

In general, a VIE is a corporation, partnership, limited liability corporation, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. However, FIN 46 specifically excludes a VIE that is a business if the variable interest holder did not participate significantly in the design or redesign of the entity.

The Company adopted the provisions of FIN 46 as of March 31, 2004. The Company reviewed its investment in unconsolidated joint ventures and contracted radiology practice arrangements as of December 31, 2005 and 2004 and under the provisions of FIN 46 and has determined that none of its arrangements or investments meet the definition of a variable interest entity.

NOTE 20. SEGMENT REPORTING

The Company’s primary operations consist of owning and operating diagnostic imaging centers and providing administrative, management and information services to the contracted radiology practice groups that provide professional interpretation and supervision services in connection with the Company’s diagnostic imaging centers and to hospitals and radiology practices with which the Company operates joint ventures.

Because of different characteristics from our primary operations, including location, market concentration, contracting leverage, capital requirements, the single modality nature of most of the centers and the structure of the management service agreements with physicians related to the Company’s Questar operations, senior management makes resource allocation decisions separately for Questar and its primary operations.

The following table summarizes the operating results, including continuing and discontinued operations, and assets of our primary and Questar operations (in thousands):

	For the Year Ended December 31, 2005
	Primary Operations	Questar	Total
Service fee revenue	$243,761	$7,679	$251,440
Total costs and expenses	210,525	8,937	219,462

Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	33,236	(1,258)	31,978
Equity in earnings of unconsolidated affiliates	3,928	—	3,928
Minority interests in income of consolidated subsidiaries	(632)	—	(632)

Income (loss) before income taxes from continuing operations	36,532	(1,258)	35,274
Income (loss) before income taxes from discontinued operations	121	(1,252)	(1,131)

Income (loss) before income taxes	$36,653	$(2,510)	$34,143

Assets	$116,798	$2,592	$119,390
Purchases of property and equipment	$23,179	$229	$23,408

	For the Year Ended December 31, 2004
	(As restated)
	Primary Operations	Questar	Total
Service fee revenue	$242,064	$9,227	$251,291
Total costs and expenses	230,936	14,863	245,799

Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$11,128	$(5,636)	$5,492
Equity in earnings of unconsolidated affiliates	2,865	—	2,865
Minority interests in income of consolidated subsidiaries	(791)	—	(791)

Income (loss) before income taxes from continuing operations	$13,202	$(5,636)	$7,566
Loss before income taxes from discontinued operations	(1,697)	(11,431)	(13,128)

Income (loss) before income taxes	$11,505	$(17,067)	$(5,562)

Assets	$125,976	$8,253	$134,229
Purchases of property and equipment	$20,513	$1,032	$21,545

	For the Year Ended December 31, 2003
	Primary Operations	Questar	Total
Service fee revenue	$233,463	$8,575	$242,038
Total costs and expenses	200,829	8,327	209,156

Income before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$32,634	$248	$32,882
Equity in earnings of unconsolidated affiliates	4,082	—	4,082
Minority interests in income of consolidated subsidiaries	(863)	115	(748)

Income before income taxes from continuing operations	$35,853	$363	$36,216
Loss before income taxes from discontinued operations	(3,236)	(10,437)	(13,673)

Income (loss) before income taxes	$32,617	$(10,074)	$22,543

Assets	$140,647	$33,569	$174,216
Purchases of property and equipment	$13,341	$2,467	$15,808

The following table is a reconciliation of the segment income before income taxes to Radiologix’s consolidated reported income (loss) before income taxes (benefit) for the year ended December 31 (in thousands):

	2005	2004	2003
		(As restated)
Segment income before income taxes	$34,143	$(5,562)	$22,543
Unallocated amounts:
Corporate general and administrative	(16,872)	(18,919)	(15,335)
Corporate severance and other related costs	(670)	(405)	(1,315)
Corporate depreciation and amortization	(3,809)	(4,199)	(6,116)
Corporate interest expense	(13,661)	(14,044)	(13,049)

Consolidated loss before income taxes (benefit)	$(869)	$(43,129)	$(13,272)

The following table is a reconciliation of purchases of property and equipment for the segments to Radiologix’s consolidated assets and purchases of property and equipment as of and for the year ended December 31 (in thousands):

	2005	2004
Purchases of Property and Equipment:
Segment amounts	$23,408	$21,545
Corporate	6,550	2,425

Total purchases of property and equipment	$29,958	$23,970

The following table is a reconciliation of total assets and total liabilities for the segments to Radiologix’s consolidated total assets and liabilities, as of December 31 (in thousands):

	2005	2004
		(As restated)
Total Assets
Segment amounts	$119,390	$134,229
Intangible assets, net	54,050	57,381
Deferred financing costs, net	4,942	6,591
Other corporate assets	56,146	40,688

Total assets	$234,528	$238,889

	2005	2004
Total Liabilities
Segment amounts	$25,071	$30,376
Corporate, primarily long-term debt	178,612	178,174

Total liabilities	$203,683	$208,550

NOTE 21. SUPPLEMENTAL GUARANTOR INFORMATION

In connection with the senior notes, certain of the Company’s subsidiaries (Subsidiary Guarantors) guaranteed, jointly and severally, the Company’s obligation to pay principal and interest on the senior notes on a full and unconditional basis.

The non-guarantor subsidiaries include: Advanced PET Imaging of Maryland, L.P., Montgomery Community Magnetic Imaging Center Limited Partnership, Tower OpenScan MRI, and MRI at St. Joseph Medical Center LLC. The Subsidiary Guarantors include all wholly owned subsidiaries of Radiologix, Inc.

Deferred taxes are provided for by the Parent. The subsidiaries recognize tax expense (benefit) based on taxes computed at the statutory rate. Supplemental Guarantor Information has been restated for items discussed in Note 3 and Note 22. In addition, intercompany activities between the subsidiary and the Parent are presented within operating activities on the condensed consolidated statement of cash flows.

Condensed consolidating financial statements for the Company and its subsidiaries including Radiologix only, the combined Guarantor Subsidiaries and the combined Non-Guarantor Subsidiaries are as follows:

RADIOLOGIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2005

(In thousands)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total Consolidated
Assets:
Cash and cash equivalents	$31,145	$(1,515)	$6,374	$—	$36,004
Accounts receivable, net	—	39,375	1,440	—	40,815
Other current assets	14,783	4,224	72	—	19,079

Total current assets	$45,928	$42,084	$7,886	$—	$95,898
Property and equipment, net	9,610	56,529	1,826	—	67,965
Investment in subsidiaries	176,481	—	—	(176,481)	—
Goodwill and intangible assets, net	—	53,107	943	—	54,050
Other assets	5,777	10,838	—	—	16,615
Intercompany receivables	—	23,040	7,173	(30,213)	—

Total assets	$237,796	$185,598	$17,828	$(206,694)	$234,528

Liabilities and stockholders’ equity:
Accounts payable and accrued expenses	$8,711	$15,681	$488	$—	$24,880
Intercompany payables	30,213	—	—	(30,213)	—
Current portion of long-term debt	(256)	32	256	—	32
Other current liabilities	—	477	—	—	477

Total current liabilities	$38,668	$16,190	$744	$(30,213)	$25,389
Long-term debt, net of current portion	170,157	62	93	—	170,312
Other noncurrent liabilities	—	7,982	—	—	7,982
Minority interests in consolidated subsidiaries	—	—	1,874	—	1,874
Total stockholders’ equity	28,971	161,364	15,117	(176,481)	28,971

Total liabilities and stockholders’ equity	$237,796	$185,598	$17,828	$(206,694)	$234,528

RADIOLOGIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING BALANCE SHEET

December 31, 2004

(In thousands)

(As restated)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total Consolidated
Assets:
Cash and cash equivalents	$30,198	$249	$3,637	$—	$34,084
Accounts receivable, net	—	42,992	1,205	—	44,197
Other current assets	19,175	5,363	130	—	24,668

Total current assets	$49,373	$48,604	$4,972	$—	$102,949
Property and equipment, net	3,860	52,849	1,918	—	58,627
Investment in wholly owned subsidiaries	146,002	—	—	(146,002)	—
Goodwill and intangible assets, net	—	58,564	1,058	—	59,622
Other assets	9,383	8,459	(151)	—	17,691
Intercompany receivables	—	—	7,059	(7,059)	—

	$208,618	$168,476	$14,856	$(153,061)	$238,889

Liabilities and stockholders’ equity:
Accounts payable and accrued expenses	$6,577	$20,714	$482	$—	$27,773
Current portion of long-term debt	(141)	48	250	—	157
Intercompany payables	1,345	5,714	—	(7,059)	—
Other current liabilities	1,839	536	—	—	2,375

Total current liabilities	$9,620	$27,012	$732	$(7,059)	$30,305
Long-term debt, net of current portion	169,901	92	349	—	170,342
Other noncurrent liabilities	—	7,903	—	—	7,903
Minority interests in consolidated subsidiaries	—	—	1,242	—	1,242
Stockholders’ equity	29,097	133,469	12,533	(146,002)	29,097

	$208,618	$168,476	$14,856	$(153,061)	$238,889

RADIOLOGIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2005

(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Service fee revenue	$—	$239,250	$12,190	$—	$251,440
Costs of operations:
Cost of service	—	153,918	6,980	—	160,898
Equipment lease	—	12,313	722	—	13,035
Provision for doubtful accounts	—	18,665	368	—	19,033
Depreciation and amortization	801	21,938	691	—	23,430

Gross profit	(801)	32,416	3,429	—	35,044

Severance and other related costs	670	—	—	—	670
Corporate general and administrative	16,872	—	—	—	16,872
Impairment of goodwill, intangible and long-lived assets	—	2,241	—	—	2,241
Interest expense, net	13,661	4,620	14	—	18,295

Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	(32,004)	25,555	3,415	—	(3,034)

Equity in net income of wholly owned subsidiaries	30,479	—	—	(30,479)	—

Equity in earnings of unconsolidated affiliates	—	3,928	—	—	3,928

Minority interests in income of consolidated subsidiaries	—	—	(632)	—	(632)

INCOME (LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	(1,525)	29,483	2,783	(30,479)	262

Income Tax Expense (Benefit)	6	458	198	—	662

INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,531)	29,025	2,585	(30,479)	(400)

Discontinued Operations:
Loss from discontinued operations before income tax	—	(1,131)	—	—	(1,131)
Income tax expense (benefit)	—	—	—	—	—

Loss from discontinued operations	—	(1,131)	—	—	(1,131)

NET INCOME (LOSS)	$(1,531)	$27,894	$2,585	$(30,479)	$(1,531)

RADIOLOGIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2004

(In thousands)

(As restated)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Service fee revenue	$—	$238,352	$12,939	$—	$251,291
Costs of operations:
Cost of service	—	151,315	7,298	—	158,613
Equipment lease	—	17,213	447	—	17,660
Provision for doubtful accounts	—	21,902	435	—	22,337
Depreciation and amortization	954	21,434	611	—	22,999

Gross profit	(954)	26,488	4,148	—	29,682

Severance and other related costs	405	—	—	—	405
Lease termination expense	—	13,948	—	—	13,948
Corporate general and administrative	18,919	—	—	—	18,919
Impairment of goodwill, intangible and long-lived assets	—	14,558	—	—	14,558
Interest expense, net	14,044	4,474	78	—	18,596
Gain on sale of operations	—	(4,669)	—	—	(4,669)

Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	(34,322)	(1,823)	4,070	—	(32,075)

Equity in net income of wholly owned subsidiaries	(4,868)	—	—	4,868	—
Equity in earnings of unconsolidated affiliates	—	2,865	—	—	2,865

Minority interests in income of consolidated subsidiaries	—	—	(791)	—	(791)

INCOME (LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	(39,190)	1,042	3,279	4,868	(30,001)

Income Tax Expense (Benefit)	(7,335)	318	1,169	—	(5,848)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(31,855)	724	2,110	4,868	(24,153)

Discontinued Operations:
Loss from discontinued operations before income tax	—	(12,498)	(630)	—	(13,128)
Income tax expense (benefit)	—	(5,166)	(260)	—	(5,426)

Loss from discontinued operations	—	(7,332)	(370)	—	(7,702)

NET INCOME (LOSS)	$(31,855)	$(6,608)	$1,740	$4,868	$(31,855)

RADIOLOGIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS

For the Year Ended December 31, 2003

(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Service fee revenue	$—	$228,256	$13,782	$—	$242,038
Costs of operations:
Cost of service	—	141,592	7,442	—	149,034
Equipment lease	—	16,510	720	—	17,230
Provision for doubtful accounts	—	19,680	548	—	20,228
Depreciation and amortization	1,151	22,083	692	—	23,926

Gross profit	(1,151)	28,391	4,380	—	31,620

Severance and other related costs	1,315	253	—	—	1,568
Corporate general and administrative	15,335	—	—	—	15,335
Impairment of goodwill, intangible and long-lived assets	—	523	—	—	523
Interest expense, net	14,659	4,527	95	—	19,281

Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	(32,460)	23,088	4,285	—	(5,087)

Equity in net income of wholly owned subsidiaries	11,793	—	—	(11,793)	—
Equity in earnings of unconsolidated affiliates	—	4,082	—	—	4,082

Minority interests in income of consolidated subsidiaries	—	—	(748)	—	(748)

INCOME (LOSS) BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	(20,667)	27,170	3,537	(11,793)	(1,753)

Income Tax Expense (Benefit)	(12,984)	10,868	1,415	—	(701)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(7,683)	16,302	2,122	(11,793)	(1,052)

Discontinued Operations:
Loss from discontinued operations before income tax	(467)	(10,484)	(568)	—	(11,519)
Income tax expense (benefit)	(187)	(4,194)	(227)	—	(4,608)

Loss from discontinued operations	(280)	(6,290)	(341)	—	(6,911)

NET INCOME (LOSS)	$(7,963)	$10,012	$1,781	$(11,793)	$(7,963)

RADIOLOGIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2005

(In thousands)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$5,798	$20,249	$3,579	$—	$29,626
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(122)	—	—	—	(122)
Purchases of property and equipment	(6,551)	(22,808)	(599)	—	(29,958)
Proceeds from sale of equipment	—	1,173	—	—	1,173
Joint ventures	834	(325)	—	—	509

Net cash used in investing activities	(5,839)	(21,960)	(599)	—	(28,398)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations, primarily capital leases	140	(53)	(243)	—	(156)
Proceeds from stock	848	—	—	—	848

Net cash provided by (used in) financing activities	988	(53)	(243)	—	692

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	947	(1,764)	2,737	—	1,920
CASH AND CASH EQUIVALENTS, beginning of period	30,198	249	3,637	—	34,084

CASH AND CASH EQUIVALENTS, end of period	$31,145	$(1,515)	$6,374	$—	$36,004

RADIOLOGIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2004

(In thousands)

(As restated)

	Parent	Subsidiary Guarantors	Non- Guarantor Subsidiaries	Eliminations	Total Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$5,508	$6,232	$3,521	$—	$15,261
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(5,539)	—	—	—	(5,539)
Purchases of property and equipment	(520)	(22,873)	(577)	—	(23,970)
Net cash received on sales of operations and imaging centers	—	14,093	—	—	14,093
Repayments from (advances to) unconsolidated affiliates, net	673	—	—	—	673
Other investments	—	(104)	—	—	(104)

Net cash used in investing activities	(5,386)	(8,884)	(577)	—	(14,847)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations, primarily, capital leases	(61)	(955)	(592)	—	(1,608)
Retirement of senior debt	(1,730)	—	—	—	(1,730)
Proceeds from stock option exercises	190	—	—	—	190
Financing costs	—	—	—	—	—
Other items	52	—	—	—	52

Net cash used in financing activities	(1,549)	(955)	(592)	—	(3,096)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,427)	(3,607)	2,352	—	(2,682)
CASH AND CASH EQUIVALENTS, beginning of period	31,625	3,856	1,285	—	36,766

CASH AND CASH EQUIVALENTS, end of period	$30,198	$249	$3,637	$—	$34,084

RADIOLOGIX, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2003

(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	$15,524	$16,975	$6,361	$—	$38,860
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	1,032	(9,397)	(8,148)	—	(16,513)
Repayments from (advances to) unconsolidated affiliates, net	(930)	—	—	—	(930)
Other investments	—	—	—	—	—

Net cash provided by (used in) investing activities	102	(9,397)	(8,148)	—	(17,443)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations, primarily capital leases	(29)	(3,298)	(687)	—	(4,014)
Proceeds from stock option exercises	253	—	—	—	253
Financing costs	—	(43)	—	—	(43)
Other items	—	—	—	—	—

Net cash provided by (used in) financing activities	224	(3,341)	(687)	—	(3,804)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	15,850	4,237	(2,474)	—	17,613
CASH AND CASH EQUIVALENTS, beginning of period	15,775	(381)	3,759	—	19,153

CASH AND CASH EQUIVALENTS, end of period	$31,625	$3,856	$1,285	$—	$36,766

NOTE 22. UNAUDITED QUARTERLY FINANCIAL DATA

The following table presents unaudited quarterly operating results for each of Radiologix’s last eight fiscal quarters, restated as discussed in Note 3. Radiologix believes that all necessary adjustments have been included in the amounts stated below to present fairly the quarterly results when read in conjunction with the consolidated financial statements. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods (in thousands, except per share data).

	2005 QUARTER ENDED				2004 QUARTER ENDED
	MAR. 31	JUNE 30	SEPT. 30	DEC. 31	MAR. 31	JUNE 30	SEPT. 30	DEC. 31
	(As restated)	(As restated)	(As restated)					(As restated)
	(IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
Service fee revenue	$62,751	$64,311	$62,258	$62,120	$66,042	$66,211	$63,613	$55,425
Gross profit	$10,014	$9,934	$7,872	$7,224	$9,596	$10,792	$8,456	$835
Income (loss) from continuing operations before income taxes	$1,463	$1,269	$492	$(2,962)	$1,400	$905	$(8,523)	$(23,783)
Income (loss) from continuing operations	$1,387	$1,176	$217	$(3,180)	$840	$823	$(5,175)	$(20,641)
Income (loss) on discontinued operations	(434)	30	(582)	(145)	(3,547)	(2,932)	(211)	(1,012)

Net income (loss)	$953	$1,206	$(365)	$(3,325)	$(2,707)	$(2,109)	$(5,386)	$(21,653)

Earnings (loss) per common share:
Income (loss) from continuing operations – basic	$0.06	$0.05	$0.01	$(0.14)	$0.04	$0.04	$(0.24)	$(0.95)
Income (loss) from discontinued operations – basic	(0.02)	—	(0.03)	(0.01)	(0.16)	(0.13)	(0.01)	(0.05)

Net income (loss)– basic	$0.04	$0.05	$(0.02)	$(0.15)	$(0.12)	$(0.09)	$(0.25)	$(1.00)

Income (loss) from continuing operations – diluted	$0.06	$0.05	$0.01	$(0.14)	$0.04	$0.04	$(0.24)	$(0.95)
Income (loss) from discontinued operations – diluted	(0.02)	—	(0.03)	(0.01)	(0.16)	(0.13)	(0.01)	(0.05)

Net income (loss) – diluted	$0.04	$0.05	$(0.02)	$(0.15)	$(0.12)	$(0.09)	$(0.25)	$(1.00)

Weighted average shares outstanding:
Basic	21,913	22,339	22,138	22,176	21,766	21,770	21,806	21,816
Diluted	22,509	22,572	22,411	22,176	22,288	22,220	21,806	21,816

Restated amounts for income (loss) from continuing operations before income taxes for the quarters ended March 31, June 30, and September 30 of 2005 reflect a reduction of amortization expense of $194,000, $193,000, and $194,000, respectively. Restated amounts for income (loss) from continuing operations for the quarters ended March 31, June 30, and September 30 of 2005 reflect, in addition to the above stated amounts, a reduction (increase) of income tax expense of $406,000, $354,000, and ($139,000), respectively. Restated amounts for income (loss) from discontinued operations for the quarters ended March 31, June 30, and September 30 of 2005 reflect a reduction of income tax benefit (expense) of $165,000, ($10,000), and $221,000, respectively. Restated amounts for earnings (loss) per common share from continuing operations for the quarters ended March 31, June 30, and September 30 of 2005 reflect a reduction (increase) of $(0.03), $(0.02), and no change, respectively. Restated amounts for earnings (loss) per common share from discontinued operations for the quarters ended March 31, June 30, and September 30 of 2005 reflect a reduction (increase) of $0.01, no change, and $0.01, respectively.

Income (loss) for the quarters ended March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005 and the corresponding periods in 2004 include the following for continuing operations:

	2005 QUARTER ENDED				2004 QUARTER ENDED
	MAR. 31	JUNE 30	SEPT. 30	DEC. 31	MAR. 31	JUNE 30	SEPT. 30	DEC. 31
								(As restated)
Service fee revenue reduction	$—	$—	$—	$—	$—	$—	$—	$9,128
Lease termination expense	—	—	—	—	—	—	—	13,948
Equity in earnings reduction	—	—	—	—	—	—	—	286
Impairment of goodwill, intangible and long-lived assets	—	—	—	2,241	—	5,752	7,474	1,332
Contract termination costs	—	—	—	—	—	—	515	—
Stock based compensation expense	82	131	182	162	—	—	53	25
Severance and related costs	—	—	—	670	—	—	405	—
Litigation and regulatory matters	—	—	—	—	—	—	295	—
Gain on sale of operations	—	—	—	—	—	(4,669)	—	—
Other impairment	—	(370)	—	—	—	—	263	275

SCHEDULE II

RADIOLOGIX, INC.

VALUATION AND QUALIFYING ACCOUNTS

FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

(DOLLARS IN THOUSANDS)

DESCRIPTION	BALANCE AT BEGINNING OF PERIOD	PROVISION	WRITEOFFS	BALANCE AT END OF PERIOD
ALLOWANCE FOR DOUBTFUL ACCOUNTS
For the Year Ended December 31, 2005	$8,028	$19,033	$(19,874)	$7,187
For the Year Ended December 31, 2004	$10,738	$22,337	$(25,047)	$8,028
For the Year Ended December 31, 2003	$16,123	$20,228	$(25,613)	$10,738

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$43,671	$36,004
Restricted cash	5,750	5,662
Accounts receivable, net of allowances	41,237	40,815
Due from affiliates	704	1,737
Federal and state income tax receivables	6,101	6,189
Other current assets	4,643	5,491
Total current assets	$102,106	$95,898
Property and equipment, net	68,610	67,965
Investments in joint ventures	9,113	10,597
Intangible assets, net	52,384	54,050
Deferred financing costs, net	4,117	4,942
Other assets	824	1,076
Total assets	$237,154	$234,528

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable and other accrued expenses	$8,777	$10,157
Accrued physician retention	8,115	7,051
Accrued salaries and benefits	7,767	6,987
Accrued interest	683	685
Current maturities of capital lease obligations	33	32
Other current liabilities	682	477
Total current liabilities	$26,057	$25,389
Long-term debt, net of current portion	158,270	158,270
Convertible debt	11,980	11,980
Capital lease obligations, net of current portion	45	62
Deferred revenue	6,290	6,494
Other liabilities	1,372	1,488
Total liabilities	$204,014	$203,683

Commitments and contingencies

Minority interests in consolidated subsidiaries	1,145	1,874

STOCKHOLDERS’ EQUITY:
Preferred stock, $.0001 par value; 10,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock, $.0001 par value; 50,000,000 shares authorized; 22,261,101 shares issued at June 30, 2006 and December 31, 2005, and 22,242,417 outstanding at June 30, 2006 and December 31, 2005	2	2
Treasury stock	(180)	(180)
Additional paid-in capital	16,362	15,615
Retained earnings	15,811	13,534
Total stockholders’ equity	$31,995	$28,971
Total liabilities and stockholders’ equity	$237,154	$234,528

See accompanying notes to consolidated financial statements.

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
		(As restated)		(As restated)
	(Unaudited)		(Unaudited)
Service fee revenue	$65,129	$64,311	$130,246	$127,062
Costs of operations:
Cost of services	41,332	40,629	81,248	80,449
Equipment leases	3,886	3,231	7,642	6,037
Provision for doubtful accounts	5,608	4,659	10,887	9,126
Depreciation and amortization	6,054	5,858	12,024	11,502
Gross profit	$8,249	$9,934	$18,445	$19,948
Corporate general and administrative	4,448	4,985	9,164	9,333
Interest expense, net, including amortization of deferred financing costs	4,326	4,565	8,803	9,241
Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$(525)	$384	$478	$1,374

Equity in earnings of unconsolidated affiliates	1,025	1,039	2,070	1,661

Minority interests in income of consolidated subsidiaries	(232)	(154)	(378)	(303)
INCOME BEFORE INCOME TAXES AND DISCONTINUED OPERATIONS	$268	$1,269	$2,170	$2,732

Income tax expense	67	93	170	169
INCOME FROM CONTINUING OPERATIONS	$201	$1,176	$2,000	$2,563

Discontinued Operations:
Income (loss) from discontinued operations before income taxes	40	30	277	(404)
Income tax expense	—	—	—	—
Income (loss) from discontinued operations	$40	$30	$277	$(404)
NET INCOME	$241	$1,206	$2,277	$2,159
INCOME (LOSS) PER COMMON SHARE:
Income from continuing operations – basic	$0.01	$0.05	$0.09	$0.12
Income (loss) from discontinued operations – basic	$—	$—	$0.01	$(0.02)
Net income – basic	$0.01	$0.05	$0.10	$0.10
Income from continuing operations – diluted	$0.01	$0.05	$0.09	$0.11
Income (loss) from discontinued operations – diluted	$—	$—	$0.01	$(0.01)
Net income – diluted	$0.01	$0.05	$0.10	$0.10
WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic	22,242,417	22,339,815	22,242,417	22,128,425
Diluted	22,309,365	22,572,909	22,316,713	22,625,931

See accompanying notes to unaudited consolidated financial statements

RADIOLOGIX, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Six Months Ended June 30,
	2006	2005
		(As restated)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,277	$2,159
Adjustments to reconcile net income to net cash provided by operating activities – including discontinued operations:
Minority interests in income of consolidated subsidiaries	378	303
Distributions to minority interests in consolidated subsidiaries	(1,107)	—
Equity in earnings of unconsolidated affiliates	(2,070)	(1,661)
Distributions from unconsolidated affiliates	3,554	551
Depreciation and amortization	12,024	11,502
Amortization of deferred financing costs	825	825
Gains on sales of equipment	(752)	(651)
Deferred revenue	(204)	(204)
Restricted stock compensation expense	747	213
Deferred income tax expense	—	(204)
Changes in operating assets and liabilities:
Accounts receivable, net	(422)	2,111
Income taxes receivable	88	2,253
Other assets	719	2,005
Accounts payable and accrued expenses	1,747	(398)
Net cash provided by operating activities	$17,804	$18,804
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(88)	(55)
Purchases of property and equipment	(11,171)	(12,097)
Proceeds from sales of equipment	925	1,175
Repayments from unconsolidated affiliates, net	214	103
Net cash used in investing activities	$(10,120)	$(10,874)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations	(17)	(136)
Proceeds from stock option exercises	—	767
Net cash provided by (used in) financing activities	$(17)	$631
NET INCREASE IN CASH AND CASH EQUIVALENTS	7,667	8,561
CASH AND CASH EQUIVALENTS, beginning of period	36,004	34,084
CASH AND CASH EQUIVALENTS, end of period	$43,671	$42,645
SUPPLEMENTAL CASH FLOW DISCLOSURE:
Cash paid for interest	$8,974	$8,994
Income taxes paid, net of refunds received	$370	$(2,051)

See accompanying notes to unaudited consolidated financial statements.

RADIOLOGIX, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2006

(Unaudited)

NOTE 1. DESCRIPTION OF BUSINESS

Radiologix, Inc. (together with its subsidiaries, “Radiologix” or the “Company”), a Delaware corporation, is a leading national provider of diagnostic imaging services through its ownership and operation of free-standing, outpatient diagnostic imaging centers. Radiologix utilizes sophisticated technology and technical expertise to perform a broad range of imaging procedures, such as magnetic resonance imaging (MRI), computed tomography (CT), positron emission tomography (PET), nuclear medicine, ultrasound, mammography, bone densitometry (DEXA), general radiology (X-ray) and fluoroscopy. This quarterly report for Radiologix supplements our annual report to security holders on Form 10-K for the fiscal year ended December 31, 2005. As permitted by the Securities and Exchange Commission for interim reporting, we have omitted certain notes and disclosures that substantially duplicate those in the annual report on Form 10-K. Accordingly, these consolidated financial statements do not include all disclosures associated with the annual consolidated financial statements. In the opinion of management, all adjustments necessary for a fair presentation have been included in the accompanying consolidated financial statements and are of a normal recurring nature, other than those adjustments related to discontinued operations, which adjustments are discussed separately in the notes below. Interim results for the three and six month periods ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year.

Our results may be impacted by variability due to changes in modality mix and the volume of procedures performed, physician referral and vacation patterns, the impact of hospital and physician-affiliated imaging centers that compete in our primary and Questar operations, the timing and negotiation of managed care and service contracts, the availability of technologists and other personnel resources, and trends in receivable collectibility. We are impacted by seasonality in that referring physicians and technologists often schedule vacations in the summer months which typically results in a decline in our volumes and service fee revenue while increasing costs of services as we contract for the services of temporary technologists at higher rates.

For further information, refer to Management’s Discussion and Analysis of Financial Condition and Results of Operation and the audited consolidated financial statements and notes included in our annual report to security holders on Form 10-K for the year ended December 31, 2005.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned and majority owned subsidiaries. All significant intercompany transactions have been eliminated. Investments in entities that the Company does not control, but in which it has a substantial ownership interest and can exercise significant influence, are accounted for using the equity method.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, results of operations and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Property and equipment are depreciated using the straight-line method over their estimated useful life. Amortization of assets under capital leases is included in depreciation and amortization.

Goodwill, Intangible and Long-lived Assets

The value of goodwill and intangible assets is stated at the lower of cost or fair value. Goodwill is not subject to amortization; however it is subject to periodic valuation assessments. Under the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, the Company is required to perform at least an annual impairment test and to consider other indicators that may arise throughout the year to reevaluate carrying value. To the extent book value exceeds fair value, at the date an impairment is determined, the Company reduces goodwill by recording a charge to operations. The Company impaired its remaining balance of goodwill during the quarter ended December 31, 2005.

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), requires impairment losses to be recognized for long-lived assets through operations when indicators of impairment exist and the underlying cash flows are not sufficient to support the assets’ carrying value. In addition, SFAS No. 144 requires that a long-lived asset (disposal group) to be sold that meets certain recognition criteria be classified as “held for sale” and measured at the lower of carrying amount or fair value less cost to sell. SFAS No. 144 also requires that a long-lived asset subject to closure (abandonment) before the end of its previously estimated useful life continue to be classified as “held and used” until disposal, with depreciation estimates revised to reflect the use of the asset over its shortened useful life.

We regularly evaluate the carrying value of intangible and long-lived assets for events or changes in circumstances that indicate that the carrying amount may not be recoverable or that the remaining estimated useful life should be changed. Potential indicators of impairment can include, but are not limited to (1) history of operating losses or expected future losses; (2) significant adverse change in legal factors; (3) changes in the extent or manner in which the assets are used; (4) current expectations to dispose of the assets by sale or other means and (5) reductions or expected reductions of cash flow. In the event that we determine there is an indication of impairment, we compare undiscounted net cash flows to the carrying value of the respective asset. If the carrying value exceeds the undiscounted net cash flows, we perform an impairment calculation using discounted cash flows, valuation analysis from independent valuation specialists or comparisons to recent sales or purchase transactions to determine estimated fair value.

Finite Life Intangible and Long-Lived Assets

Impairment losses are recognized for long-lived assets through operations when events or changes in circumstances that may indicate that the carrying amount may not be recoverable and the underlying net cash flows are not sufficient to support the assets’ carrying value. Examples of events or changes in circumstances or in the business climate can include, but are not limited to the following:

a. History of operating losses or expected future losses

b. Significant adverse change in legal factors

c. Significant adverse change in the extent or manner in which the assets are used or in the physical condition of the assets

d. Current expectations to dispose of the assets by sale or other means

e. Reductions or expected reductions of cash flow

Our management services agreements, included in the consolidated balance sheets as intangible assets, are not considered to have indefinite useful lives and will continue to be amortized over a useful life of no more than 25 years based on SEC guidance. We regularly evaluate the carrying value and lives of the finite lived intangible assets in light of any events or circumstances that we believe may indicate that the carrying amount or amortization period should be adjusted.

Deferred Financing Costs

Deferred financing costs are amortized on a straight-line method, which approximates the effective interest method. As of June 30, 2006 and December 31, 2005, accumulated amortization of deferred financing costs was approximately $7.5 million and $6.7 million, respectively.

Accrued Physician Retention

Accrued physician retention represents amounts payable to contracted radiology practices under the management services agreements. The service agreements require Radiologix to remit physician retention to the contracted radiology practices by the end of the month after the month in which services were rendered.

Revenue Recognition

Service fee revenue from contracted radiology practice groups (professional revenue component) and diagnostic imaging centers (technical revenue component) is recorded when services are rendered by the contracted radiology practices and diagnostic imaging centers based on established gross charges billed and reduced by estimated contractual adjustments and amounts retained by the contracted radiology practice groups under the terms of management services agreements. Our patient accounting system currently does not record contractual adjustments at the time of billing. Instead, contractual adjustments and the provision for doubtful accounts are estimated based on historical collection experience using a retrospective collection analysis, which we began using in December 2004, payment-versus-charge schedules and aging models. Should circumstances change (shift in payor mix, decline in economic conditions or deterioration in aging of patient receivables), our estimates of the net realizable value of patient receivables could be reduced by a material amount. We have estimated that a change in our collection percentage of 1.0% could result in a change in service fee revenue of $5.2 million per year.

Our accounts receivable write-off process is primarily system-driven whereby a series of communications requesting payment is sent to a patient who either is without healthcare benefit coverage or who owes us a co-pay amount. These communications increase in intensity and urgency as the receivable becomes more delinquent. The communication cycle is a series of billing statements and letters requesting payment. The statements and letters are normally sent to patients who are without health insurance or who owe us a co-payment or deductible after insurance has been paid. The letters are sent for up to 110 days. If the receivable remains uncollected after this 110-day period, the communication cycle is complete and the receivable is written off in our patient accounting system and referred to a collection agency. We also review accounts receivable “events checklists” which are designed to identify significant delinquent accounts receivable. Write-offs for accounts identified by our events checklists are approved by the Vice President of our Patient Services Group.

Revenue Presentation

The Financial Accounting Standards Board’s Emerging Issues Task Force issued its abstract, Issue 97-2, “Application of FASB Statement No. 94 and APB Opinion No. 16 to Physicians Practice Management Entities and Certain Other Entities with Contractual Arrangements” (EITF 97-2). Since Radiologix has not established a “controlling financial interest” under EITF 97-2, Radiologix does not consolidate the contracted radiology practices.

Income Taxes

We account for income taxes under the asset and liability method. This approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Developing our provision for income taxes, including our effective tax rate, and analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets and liabilities and, any estimated valuation allowances we deem necessary to value deferred tax assets. Our judgments and tax strategies are subject to audit by various taxing authorities. While we believe we have provided adequately for our income taxes in our consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, “Disclosure About Fair Value of Financial Instruments,” requires disclosure about the fair value of certain financial instruments. The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short maturity of these instruments. The estimates of fair value are based upon the quoted market prices for the same or similar issues of long term-debt with the same maturities, when available, or discounted cash flows.

Concentration of Credit Risk

The Company’s accounts receivable consist primarily of service fee revenue generated by radiology practices and imaging centers for services performed that are immediately purchased by us and ultimately due from Medicare, Medicaid, managed care and private and other payors. The Company estimates that approximately 29% and 28% of these revenues for the three and six months ended June 30, 2006 and 2005, respectively, were funded through the Medicare and Medicaid programs. The Company and its contracted radiology practices perform ongoing credit evaluations of their patients and generally do not require collateral. The Company and its contracted radiology practices maintain estimated allowances for potential credit losses.

NOTE 3. NEW ACCOUNTING PRONOUNCEMENT

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. As of June 30, 2006, we have not determined the effect that the adoption of FIN 48 will have on our financial position and results of operations.

NOTE 4. STOCK-BASED COMPENSATION

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, which is a revision of SFAS No. 123. SFAS 123(R) supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” (APB 25), and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1.

A “modified-prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2.

A “modified-retrospective” method which includes the requirements of the modified-prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company elected to use the modified-prospective method and, accordingly, has not restated prior period results.

As a result of adopting SFAS 123(R), we recorded $196,000 and $417,000 of stock-based compensation for the three and six months ended June 30, 2006, respectively. Pursuant to APB 25, we reported, on a proforma basis in our footnotes to our financial statements, stock compensation expense, net of tax, of $175,000 and $335,000 for the three and six months ended June 30, 2005, respectively. Stock-based compensation from our adoption of SFAS 123(R) relates to our 1996 and 2004 stock option plans. This compensation is measured at the date of each grant based on the calculated fair value of each grant.

Under the 1996 Stock Option Plan (the “1996 Plan”), an initial 4,000,000 options to purchase shares of the Company’s common stock were available for grant to key directors, employees and other healthcare professionals associated with Radiologix, as defined by the 1996 Plan. On July 15, 2004, the Company’s stockholders approved the adoption of the 2004 Long-Term Incentive Plan (the “2004 Plan”). As a result, all stock award grants from then on are made under this 2004 Plan. The total number of shares reserved and available for grant under the 2004 Plan are 3,000,000 plus any shares remaining available for grant under the prior 1996 Plan. Options granted under the 2004 Plan may be either incentive stock options (“ISO”) or nonqualified stock options (“NQSO”). The option price per share under the 2004 Plan may not be less than 100% of the fair market value at the grant date for ISO and may not be less than 85% of the fair market value at the grant date for NQSO. All of the options granted under the 2004 and 1996 Plans through June 30, 2006 were at fair market value on the date of grant. Generally, options vest over a five-year period and are exercisable over a ten-year life. During the six months ended June 30, 2006, 450,000 options were granted under the 2004 plan. As of June 30, 2006, 2,920,133 options were outstanding under the 2004 and 1996 Plans.

The fair value of each option grant is estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions for grants during the six months ended June 30, 2006 and 2005, respectively: risk-free interest rate of 5.11% and 4.00%; expected life of 3.35 and 3.06 years; expected volatility of 88.5% and 42.2%; and dividend yield of zero in 2006 and 2005, respectively. The weighted-average grant-date fair value of new grants during the six months ended June 30, 2006 and 2005 was $1.55 and $2.65 per share, respectively.

No options were exercised during the six months ended June 30, 2006. Accordingly, there were no cash flow effects resulting from share-based payment arrangements.

During the six months ended June 30, 2006, 112,968 restricted stock units were granted to directors under the 2004 Plan. At June 30, 2006, there were share grants outstanding under the 2004 Plan related to a 200,000 Restricted Stock Award to our Chief Executive Officer and Restricted Stock Units of 179,505 to directors. Pursuant to Section 4(a) of the 2004 Plan, these awards count as 1.5 shares for every 1 award granted, for a total of 569,257 share grants counted against the plan at June 30, 2006. The Company recorded additional stock-based compensation of $164,000 and $330,000 for the three and six months ended June 30, 2006 and $112,000 and $213,000 for the three and six months ended June 30, 2005, respectively, related to amortization of the fair value of these awards on a straight line basis.

NOTE 5. RESTATEMENT OF FINANCIAL STATEMENTS

In reviewing the PresGar equipment lease contract acquired on October 31, 2004, the Company determined that its original accounting treatment of capitalizing the $13.9 million lease termination costs was incorrect and in fact should have been expensed. Accordingly, the Company restated its financial statements for the year ended December 31, 2004 to increase operating expense and decrease intangible assets, net. The Company has also restated its financial statements for the three and six months ended June 30, 2005 to decrease depreciation and amortization expense by $193,000 and $387,000, respectively, and decrease intangible assets, net of accumulated amortization, by $13.4 million.

We did not record a tax benefit for the $13.9 million lease termination costs because we determined that a valuation allowance was necessary due to the fact that we have had losses for the previous three years and the realization of additional deferred tax assets is questionable. Income tax expense was decreased by $364,000 and $605,000 for the three and six months ended June 30, 2005, respectively, due to the utilization of book net operating losses.

We have also reclassified certain previously reported amounts for all periods presented, including (1) distributions from joint ventures and distributions to minority interests in consolidated subsidiaries have been reclassified from net cash used in investing activities to net cash from operating activities in the consolidated statement of cash flows, (2) certain balances in the Consolidating Balance Sheets and the Consolidating Statements of Operations in Note 13, Supplemental Guarantor Information, have been revised; these revisions primarily consist of separate reporting of investments in subsidiaries and intercompany receivables/payables in the Consolidating Balance Sheets and separate reporting of equity in income of wholly owned subsidiaries in the Consolidating Statements of Operations, and (3) adjusted cash paid for interest in the Consolidated Statement of Cash Flows to remove a non-cash component.

NOTE 6. REVENUE PRESENTATION

Radiologix has no financial controlling interest in the contracted radiology practices, as defined in Emerging Issues Task Force Issue 97-2 (EITF 97-2), accordingly, the Company does not consolidate the financial statements of those practices in its consolidated financial statements.

The following table sets forth the amounts of revenue for the contracted radiology practices and diagnostic imaging centers that would have been presented in the consolidated statements of operations had Radiologix met the provisions of EITF 97-2 (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Revenue for contracted radiology practices and diagnostic imaging centers, net of contractual adjustments	$88,771	$88,552	$177,390	$174,733
Less: amounts retained by contracted radiology practices	(23,642)	(24,241)	(47,144)	(47,671)
Service fee revenue	$65,129	$64,311	$130,246	$127,062

The Company’s service fee revenue is dependent upon the operating results of the contracted radiology practices and diagnostic imaging centers. Where state law allows, service fees due under the service agreements for the contracted radiology practices are derived from two distinct revenue streams: (1) a negotiated percentage of the professional revenues, reduced by certain expenses, as defined in the service agreements; and (2) 100% of the adjusted technical revenues as defined in the service agreements. In states where the law requires a flat fee structure, Radiologix has negotiated a base service fee, which approximates the estimated fair market value of the services provided under the service agreements and which is renegotiated each year. Service fee revenue is comprised of the following (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Professional component	$8,880	$8,604	$18,304	$16,737
Technical component	56,249	55,707	111,942	110,325
Service fee revenue	$65,129	$64,311	$130,246	$127,062

NOTE 7. LONG-TERM DEBT

Long-term debt and capital lease obligations consists of the following at June 30, 2006 and December 31, 2005 (in thousands):

	2006	2005
10.5% Senior Notes, due December 15, 2008	$158,270	$158,270
8% Convertible Junior Subordinated Note due July 2009	11,980	11,980
Note payable to bank and capital lease obligations, various interest rates	78	94
	$170,328	$170,344
Current portion of long-term debt and capital lease obligations	(33)	(32)
Long-term debt and capital lease obligations, net of current portion	$170,295	$170,312

Senior Notes

The Company’s $158.3 million in senior notes due December 15, 2008, bear interest at 10.5% payable semiannually in arrears on June 15 and December 15. The senior notes are redeemable on or after December 15, 2005 at various redemption prices, plus accrued interest to the date of redemption. These notes are unsecured obligations, which rank senior in right of payment to all subordinated indebtedness and equal in right of payment with all other senior indebtedness. The senior notes are unconditionally guaranteed on a senior unsecured basis by certain restricted existing and future subsidiaries. The required debt incurrence ratio under these notes is 2.75. Our debt incurrence ratio of 2.47 at June 30, 2006 is not in compliance with the requirements of these notes. The non-compliance with the debt incurrence ratio imposes the following limitations on the Company: 1) limits the Company’s ability to make restricted payments (e.g., retirement of the Convertible Junior Subordinated Note) to a maximum of $5,000,000; 2) prevents sale and leaseback transactions; 3) limits the incurrence of additional indebtedness (this does not impact our lease lines or credit facility as they are Permitted Indebtedness); and 4) prevents the designation of an unrestricted subsidiary as a subsidiary. In order to pass the debt incurrence ratio of 2.75 to 1.00, the Company will need to reach $49.1 million in EBITDA for the trailing four quarters. At June 30, 2006 and December 31, 2005, our Senior Notes were trading at 89.8% and 98.0% of face value, respectively.

Convertible Junior Subordinated Note

The Company has a $12.0 million convertible junior subordinated note, which matures July 31, 2009, and bears interest, payable quarterly in cash or in-kind securities, at an annual rate of 8.0%. The note holder may convert borrowings under the note to common stock at $7.52 per share. This note is considered in the calculation of diluted earnings per share, when applicable. The market value of these notes is not readily determinable.

Revolving Credit Agreement

At June 30, 2006, amounts considered outstanding under the revolving credit facility totaled $1.4 million related to two letters of credit in connection with our high retention workers’ compensation program with $27.4 million available for borrowings. Borrowings under this line are limited to 85% of eligible accounts receivable, as defined under the credit facility. Borrowings are secured by substantially all of our assets and a pledge of the capital stock of our wholly owned subsidiaries.

NOTE 8. COMMITMENTS AND CONTINGENCIES

Master Lease Agreement

Radiologix maintains operating leases for certain imaging equipment under an Amended and Restated Master Lease Agreement with GE Healthcare Financial Services (GE). Through this arrangement, GE has agreed to fund up to $60.0 million of equipment leases through December 31, 2006, and requires that at least 55% of the outstanding balance represent GE healthcare equipment.

In connection with the Master Lease Agreement, the Company is required to provide additional cash collateral in a restricted account equal to 20% of the aggregate amounts outstanding under the Master Lease Agreement. The accompanying June 30, 2006 balance sheet includes $5.8 million of restricted cash under this provision.

The Master Lease Agreement also contains certain covenants related to financial leverage, fixed charge coverage, and total indebtedness to GE. Failure to comply with these covenants would restrict our ability to lease additional equipment under the Master Lease Agreement until the covenants are met. At June 30, 2006, we are in compliance with the required covenants.

At June 30, 2006, applicable amounts outstanding under the Master Lease Agreement totaled $45.9 million; and $9.3 million remained available for future leases. Commitments for leases signed but not placed in service under the Master Lease Agreement were $4.8 million at June 30, 2006.

Leases

The Company leases office and facility space as well as certain diagnostic equipment under operating leases.

Our facility lease terms generally vary in length from 1 year to 15 years with renewal options upon prior written notice, from 1 year to 10 years depending on the agreed upon terms with the local landlord. Facility lease amounts generally increase from 1% to 4% on an annual basis. We do not have options to purchase the facilities we currently lease. These leases usually contain exclusivity clauses prohibiting the landlord from leasing space to potentially competitive businesses within a defined distance of our existing locations.

Our equipment lease agreements are generally negotiated through either GE or Siemens Medical Solutions USA, Inc. These leases typically contain payment terms from 60 to 62 months and may include early buy-out options equal to the estimated fair market value of the equipment, plus applicable taxes, at the time of the option.

Litigation

Our current litigation is (i) expected to be covered by liability insurance or (ii) is not expected to adversely affect our business. Some risk exists, however, that we could subsequently be named as a defendant in additional lawsuits or that pending litigation could escalate and adversely affect us.

Self-insurance

At June 30, 2006, the amount of reserves related to the potential obligations under our self-insured arrangements, which are comprised of estimated health benefits and workers’ compensation obligations was $2.0 million. We believe we are adequately reserved for estimated potential obligations under these arrangements.

NOTE 9. DISCONTINUED OPERATIONS

A summary of discontinued operations is as follows (in thousands):

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Service fee revenues	$—	$—	$—	$197
Pre-tax income (loss)	$40	$30	$277	$(404)

Pre-tax income in 2006 is due to the recovery of litigation fees.

Assets and liabilities of discontinued operations as of June 30, 2006 and December 31, 2005 were as follows (in thousands):

	2006	2005
Assets	$—	$785
Liabilities	(228)	(201)
Net assets (liabilities)	$(228)	$584

The assets and liabilities of discontinued operations are not segregated in the consolidated balance sheets.

NOTE 10. EARNINGS PER SHARE

Basic earnings per share (EPS) is calculated by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period.

Diluted EPS includes options, warrants, and other potentially dilutive securities, using the treasury stock method to the extent that these securities are not anti-dilutive. Our diluted EPS calculation also considers the effect of the convertible junior subordinated note using the “if converted” method to the extent the securities are not anti-dilutive.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Weighted average shares for basic earnings per share	22,242,417	22,339,815	22,242,417	22,128,425
Effect of dilutive stock options	66,948	233,094	74,296	497,506
Effect of dilutive convertible junior subordinated note	—	—	—	—
Weighted average shares for diluted earnings per share	22,309,365	22,572,909	22,316,713	22,625,931

For the three and six months ended June 30, 2006 and 2005, approximately $240,000 and $480,000, respectively, of interest expense and 1,593,040 of weighted average shares related to the convertible junior subordinated note were not included in the computation of diluted EPS because to do so would be anti-dilutive for the periods. For the three and six months ended June 30, 2006, 2,853,185 and

2,845,837 options, 200,000 Restricted Stock Award and 179,505 Restricted Stock Units, related to our 1996 and 2004 Plans, were not included in the computation of diluted EPS because to do so would be anti-dilutive for the period.

NOTE 11. SEGMENT REPORTING

The Company operates through two segments: its primary operations and its Questar subsidiary operations.

The Company’s primary operations consist of owning and operating diagnostic imaging centers and providing administrative, management and information services to the contracted radiology practice groups that provide professional interpretation and supervision services in connection with the Company’s diagnostic imaging centers and to hospitals and radiology practices with which the Company operates joint ventures.

The following table summarizes the operating results, including continuing and discontinued operations, and assets of our primary and Questar operations (in thousands):

	For the Six Months Ended June 30, 2006
	Primary Operations	Questar	Total
Service fee revenue	$127,046	$3,200	$130,246
Total costs and expenses	109,486	2,814	112,300
Income before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	17,560	386	17,946
Equity in earnings of unconsolidated affiliates	2,070	—	2,070
Minority interests in income of consolidated subsidiaries	(378)	—	(378)
Income before income taxes from continuing operations	19,252	386	19,638
Income from discontinued operations	(1)	278	277
Income before income taxes	$19,251	$664	$19,915
Assets	$124,055	$2,397	$126,452
Purchases of property and equipment	$11,171	$—	$11,171

	For the Six Months Ended June 30, 2005
	Primary Operations	Questar	Total
Service fee revenue	$122,990	$4,072	$127,062
Total costs and expenses	104,169	3,340	107,509
Income before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	18,821	732	19,553
Equity in earnings of unconsolidated affiliates	1,661	—	1,661
Minority interests in income of consolidated subsidiaries	(303)	—	(303)
Income before income taxes from continuing operations	20,179	732	20,911
Loss from discontinued operations	(62)	(342)	(404)
Income before income taxes	$20,117	$390	$20,507
Assets	$109,127	$5,500	$114,627
Purchases of property and equipment	$9,179	$210	$9,389

The following table is a reconciliation of the segment income before income taxes to Radiologix’s consolidated reported income before income tax expense (benefit) (in thousands):

	For the Six Months Ended June 30,
	2006	2005
Segment income before income taxes	$19,915	$20,507
Unallocated amounts:
Corporate general and administrative	9,164	9,333
Corporate depreciation and amortization	1,934	1,888
Corporate interest expense	6,370	6,958
Consolidated income before income tax expense (benefit)	$2,447	$2,328

The following table is a reconciliation of purchases of property and equipment for the segments to Radiologix’s consolidated assets and purchases of property and equipment for the six month periods ended June 30 (in thousands):

	2006	2005
Purchases of property and equipment:
Segment amounts	$11,171	$9,389
Corporate	—	2,708
Total purchases of property and equipment	$11,171	$12,097

The following table is a reconciliation of total assets and total liabilities for the segments to Radiologix’s consolidated total assets and liabilities, as of June 30 (in thousands):

	2006	2005
Total Assets
Segment amounts	$126,452	$114,627
Intangible assets, net	52,384	55,717
Deferred financing costs, net	4,117	5,766
Other corporate assets	54,201	63,644
Total assets	$237,154	$239,754

	2006	2005
Total Liabilities
Segment amounts	$26,800	$30,406
Corporate, primarily long-term debt	177,214	175,567
Total liabilities	$204,014	$205,973

NOTE 12. UNCONSOLIDATED AFFILIATES (JOINT VENTURES)

The Company has seven unconsolidated joint ventures with ownership interests ranging from 22% to 50%. These joint ventures represent partnerships with hospitals, health systems or radiology practices and were formed for the purpose of owning and operating diagnostic imaging centers. Professional services at the joint venture diagnostic imaging centers are performed by the contracted radiology practices in such market area or a radiology practice that participates in the joint venture. Other assets at June 30, 2006 and December 31, 2005 include notes receivable from certain unconsolidated joint ventures aggregating $0.9 million and $1.2 million, respectively. Interest income related to these notes receivable was approximately $25,000 and $40,000 for the three months ended June 30, 2006 and 2005, respectively. The Company also received management service fees of approximately $862,000 and $781,000 for the three months ended June 30, 2006 and 2005, respectively, in connection with operating the centers underlying these joint ventures. For the six months ended June 30, 2006 and 2005, interest income related to these notes receivable was approximately $53,000 and $87,000, respectively. The Company received management service fees of approximately $1.7 million and $1.5 million for the six months ended June 30, 2006 and 2005, respectively. The Company’s investments in these joint ventures are accounted for under the equity method. The following table is a summary of key financial data for these joint ventures (in thousands):

	June 30, 2006	December 31, 2005
Current assets	$19,475	$22,689
Noncurrent assets	7,896	7,591
Current liabilities	1,958	2,160
Noncurrent liabilities	47	192

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2006	2005	2006	2005
Net revenue	$14,029	$13,711	$27,768	$25,862
Pre-tax income	3,420	3,345	6,846	5,586
Minority interest	1,025	1,039	2,070	1,661

NOTE 13. SUPPLEMENTAL GUARANTOR INFORMATION

In connection with the senior notes, certain of the Company’s subsidiaries (Subsidiary Guarantors) guaranteed, jointly and severally, the Company’s obligation to pay principal and interest on the senior notes on a full and unconditional basis.

The non-guarantor subsidiaries include: Advanced PET Imaging of Maryland, L.P., Montgomery Community Magnetic Imaging Center Limited Partnership, Tower OpenScan MRI, and MRI at St. Joseph Medical Center LLC. The Subsidiary Guarantors include all wholly owned subsidiaries of Radiologix, Inc.

Deferred taxes are provided for by the Parent. The subsidiaries recognize tax expense (benefit) based on taxes computed at the statutory rate. Supplemental Guarantor Information has been restated for items discussed in Note 5. In addition, intercompany activities between the subsidiary and the Parent are presented within operating activities on the condensed consolidated statement of cash flows.

Condensed consolidating financial statements for the Company and its subsidiaries including Radiologix only, the combined Guarantor Subsidiaries and the combined Non-Guarantor Subsidiaries are as follows:

CONDENSED CONSOLIDATING BALANCE SHEET (Unaudited)

June 30, 2006

(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Assets:
Cash and cash equivalents	$38,073	$2,412	$3,186	$—	$43,671
Accounts receivable, net	—	39,332	1,905	—	41,237
Other current assets	14,779	2,346	73	—	17,198
Total current assets	$52,852	$44,090	$5,164	$—	$102,106
Property and equipment, net	1,334	65,044	2,232	—	68,610
Investment in subsidiaries	194,722	—	—	(194,722)	—
Intangible assets, net	—	51,500	884	—	52,384
Other assets	4,728	9,326	—	—	14,054
Intercompany receivables	—	33,145	11,282	(44,427)	—
Total assets	$253,636	$203,105	$19,562	$(239,149)	$237,154
Liabilities and stockholders’ equity:
Accounts payable and accrued expenses	$2,635	$5,241	$901	$—	$8,777
Intercompany payables	44,427	—	—	(44,427)	—
Current portion of long-term debt	—	33	—	—	33
Other current liabilities	4,329	12,631	287	—	17,247
Total current liabilities	$51,391	$17,905	$1,188	$(44,427)	$26,057
Long-term debt, net of current portion	170,250	45	—	—	170,295
Other noncurrent liabilities	—	7,662	—	—	7,662
Minority interests in consolidated subsidiaries	—	—	1,145	—	1,145
Total stockholders’ equity	31,995	177,493	17,229	(194,722)	31,995
Total liabilities and stockholders’ equity	$253,636	$203,105	$19,562	$(239,149)	$237,154

CONDENSED CONSOLIDATING BALANCE SHEET (Unaudited)

December 31, 2005

(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Assets:
Cash and cash equivalents	$31,145	$(1,515)	$6,374	$—	$36,004
Accounts receivable, net	—	39,375	1,440	—	40,815
Other current assets	14,783	4,224	72	—	19,079
Total current assets	$45,928	$42,084	$7,886	$—	$95,898
Property and equipment, net	9,610	56,529	1,826	—	67,965
Investment in subsidiaries	176,481	—	—	(176,481)	—
Intangible assets, net	—	53,107	943	—	54,050
Other assets	5,777	10,838	—	—	16,615
Intercompany receivables	—	23,040	7,173	(30,213)	—
Total assets	$237,796	$185,598	$17,828	$(206,694)	$234,528
Liabilities and stockholders’ equity:
Accounts payable and accrued expenses	$8,711	$15,681	$488	$—	$24,880
Intercompany payables	30,213	—	—	(30,213)	—
Current portion of long-term debt	(256)	32	256	—	32
Other current liabilities	—	477	—	—	477
Total current liabilities	$38,668	$16,190	$744	$(30,213)	$25,389
Long-term debt, net of current portion	170,157	62	93	—	170,312
Other noncurrent liabilities	—	7,982	—	—	7,982
Minority interests in consolidated subsidiaries	—	—	1,874	—	1,874
Total stockholders’ equity	28,971	161,364	15,117	(176,481)	28,971
Total liabilities and stockholders’ equity	$237,796	$185,598	$17,828	$(206,694)	$234,528

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

For the Three Months Ended June 30, 2006

(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Service fee revenue	$—	$60,740	$4,389	$—	$65,129
Costs of operations:
Cost of services	—	39,148	2,184	—	41,332
Equipment leases	—	3,712	174	—	3,886
Provision for doubtful accounts	—	5,419	189	—	5,608
Depreciation and amortization	215	5,657	182	—	6,054
Gross profit	$(215)	$6,804	$1,660	$—	$8,249
Corporate general and administrative	$4,448	$—	$—	$—	$4,448
Interest expense, net	3,127	1,212	(13)	—	4,326
Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$(7,790)	$5,592	$1,673	$—	$(525)
Equity in net income of wholly owned subsidiaries	8,031	—	—	(8,031)	—
Equity in earnings of unconsolidated affiliates	—	1,025	—	—	1,025
Minority interests in income of consolidated subsidiaries	—	—	(232)	—	(232)
Income before income taxes and discontinued operations	$241	$6,617	$1,441	$(8,031)	$268
Income tax expense	—	67	—	—	67
Income from continuing operations	$241	$6,550	$1,441	$(8,031)	$201
Discontinued Operations:
Income from discontinued operations before income taxes	—	40	—	—	40
Income tax expense	—	—	—	—	—
Income from discontinued operations	$—	$40	$—	$—	$40
Net income	$241	$6,590	$1,441	$(8,031)	$241

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

For the Six Months Ended June 30, 2006

(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Service fee revenue	$—	$122,736	$7,510	$—	$130,246
Costs of operations:
Cost of services	—	77,253	3,995	—	81,248
Equipment leases	—	7,233	409	—	7,642
Provision for doubtful accounts	—	10,615	272	—	10,887
Depreciation and amortization	430	11,234	360	—	12,024
Gross profit	$(430)	$16,401	$2,474	$—	$18,445
Corporate general and administrative	$9,164	$—	$—	$—	$9,164
Interest expense, net	6,370	2,449	(16)	—	8,803
Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$(15,964)	$13,952	$2,490	$—	$478
Equity in net income of wholly owned subsidiaries	18,241	—	—	(18,241)	—
Equity in earnings of unconsolidated affiliates	—	2,070	—	—	2,070
Minority interests in income of consolidated subsidiaries	—	—	(378)	—	(378)
Income before taxes and discontinued operations	$2,277	$16,022	$2,112	$(18,241)	$2,170
Income tax expense	—	170	—	—	170
Income from continuing operations	$2,277	$15,852	$2,112	$(18,241)	$2,000
Discontinued Operations:
Income from discontinued operations before income taxes	—	277	—	—	277
Income tax expense	—	—	—	—	—
Income from discontinued operations	$—	$277	$—	$—	$277
Net income	$2,277	$16,129	$2,112	$(18,241)	$2,277

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

For the Three Months Ended June 30, 2005

(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Service fee revenue	$—	$61,181	$3,130	$—	$64,311
Costs of operations:
Cost of services	—	38,851	1,778	—	40,629
Equipment leases	—	2,898	333	—	3,231
Provision for doubtful accounts	—	4,543	116	—	4,659
Depreciation and amortization	191	5,504	163	—	5,858
Gross profit	$(191)	$9,385	$740	$—	$9,934
Corporate general and administrative	$4,985	$—	$—	$—	$4,985
Interest expense, net	3,443	1,119	3	—	4,565
Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$(8,619)	$8,266	$737	$—	$384
Equity in net income of wholly owned subsidiaries	9,825	—	—	(9,825)	—
Equity in earnings of unconsolidated affiliates	—	1,039	—	—	1,039
Minority interests in income of consolidated subsidiaries	—	—	(154)	—	(154)
Income before income taxes and discontinued operations	$1,206	$9,305	$583	$(9,825)	$1,269
Income tax expense	—	93	—	—	93
Income from continuing operations	$1,206	$9,212	$583	$(9,825)	$1,176
Discontinued Operations:
Income from discontinued operations before income taxes	—	30	—	—	30
Income tax expense	—	—	—	—	—
Income from discontinued operations	$—	$30	$—	$—	$30
Net income	$1,206	$9,242	$583	$(9,825)	$1,206

CONDENSED CONSOLIDATING STATEMENT OF OPERATIONS (Unaudited)

For the Six Months Ended June 30, 2005

(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
Service fee revenue	$—	$121,062	$6,000	$—	$127,062
Costs of operations:
Cost of services	—	76,936	3,513	—	80,449
Equipment leases	—	5,648	389	—	6,037
Provision for doubtful accounts	—	8,920	206	—	9,126
Depreciation and amortization	384	10,786	332	—	11,502
Gross profit	$(384)	$18,772	$1,560	$—	$19,948
Corporate general and administrative	$9,333	$—	$—	$—	$9,333
Interest expense, net	6,959	2,264	18	—	9,241
Income (loss) before equity in earnings of unconsolidated affiliates, minority interests in consolidated subsidiaries, income taxes and discontinued operations	$(16,676)	$16,508	$1,542	$—	$1,374
Equity in net income of wholly owned subsidiaries	18,835	—	—	(18,835)	—
Equity in earnings of unconsolidated affiliates	—	1,661	—	—	1,661
Minority interests in income of consolidated subsidiaries	—	—	(303)	—	(303)
Income before taxes and discontinued operations	$2,159	$18,169	$1,239	$(18,835)	$2,732
Income tax expense	—	169	—	—	169
Income from continuing operations	$2,159	$18,000	$1,239	$(18,835)	$2,563
Discontinued Operations:
Loss from discontinued operations before income taxes	—	(404)	—	—	(404)
Income tax expense	—	—	—	—	—
Loss from discontinued operations	$—	$(404)	$—	$—	$(404)
Net income	$2,159	$17,596	$1,239	$(18,835)	$2,159

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

For the Six Months Ended June 30, 2006

(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
NET CASH PROVIDED BY OPERATING ACTIVITIES	$(15,392)	$35,488	$(2,292)	$—	$17,804
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(88)	—	—	—	(88)
Purchases of property and equipment	(35)	(10,370)	(766)	—	(11,171)
Proceeds from sale of equipment	—	925	—	—	925
Repayments from unconsolidated affiliates, net	214	—	—	—	214
Net cash used in investing activities	$91	$(9,445)	$(766)	$—	$(10,120)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations	134	(21)	(130)	—	(17)
Due to/from parent/subsidiaries	22,095	(22,095)	—	—	—
Net cash provided by (used in) financing activities	$22,229	$(22,116)	$(130)	$—	$(17)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,928	3,927	(3,188)	—	7,667
CASH AND CASH EQUIVALENTS, beginning of period	31,145	(1,515)	6,374	—	36,004
CASH AND CASH EQUIVALENTS, end of period	$38,073	$2,412	$3,186	$—	$43,671

CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS (Unaudited)

For the Six Months Ended June 30, 2005
(In thousands)

	Parent	Subsidiary Guarantors	Non-Guarantor Subsidiaries	Eliminations	Total Consolidated
NET CASH PROVIDED BY OPERATING ACTIVITIES	$(6,071)	$23,535	$1,340	$—	$18,804
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted cash	(55)	—	—	—	(55)
Purchases of property and equipment	(2,708)	(9,078)	(311)	—	(12,097)
Proceeds from sale of equipment	—	1,175	—	—	1,175
Repayments from unconsolidated affiliates, net	103	—	—	—	103
Net cash used in investing activities	(2,660)	(7,903)	(311)	—	(10,874)
CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on long-term obligations	19	(41)	(114)	—	(136)
Due to/from parent/subsidiaries	19,192	(19,544)	352	—	—
Proceeds from stock option exercises	767	—	—	—	767
Net cash provided by (used in) financing activities	19,978	(19,585)	238	—	631
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,247	(3,953)	1,267	—	8,561
CASH AND CASH EQUIVALENTS, beginning of period	30,198	249	3,637	—	34,084
CASH AND CASH EQUIVALENTS, end of period	$41,445	$(3,704)	$4,904	$—	$42,645

NOTE 14. SUBSEQUENT EVENT

On July 6, 2006, the Company entered into a definitive agreement and plan of merger with Primedex Health Systems, Inc., a New York corporation and SEC registrant, in which a wholly owned subsidiary of Primedex will merge with and into Radiologix.

Under the terms of the Merger Agreement, which has been approved by each company’s Board of Directors, Radiologix shareholders will receive an aggregate consideration of 22,621,922 shares of Primedex and $42,950,000 in cash (cash and stock together, the “Merger Consideration”). Based upon the July 6 closing price of Primedex common stock of $1.75, each Radiologix shareholder would receive $1.84 in cash for each Radiologix share, plus one share of Primedex common stock for total consideration valued at $3.59. Based upon the July 6 closing price of Primedex common stock of $1.75, Radiologix shareholders will collectively own approximately 33% of the Primedex shares on a fully diluted basis. The Merger Agreement also provides Primedex the option to elect to reduce the share consideration by up to 3.5 million shares and to increase the cash consideration by $2 per share for those shares.

Pursuant to the terms of the Merger Agreement and subject to the conditions thereof, each issued and outstanding share of Radiologix’s common stock, other than shares owned by stockholders who are entitled to and who properly exercise dissenters’ rights under applicable law, will be cancelled and converted automatically into the right to receive the per share Merger Consideration. Holders of options exercisable for Radiologix common stock, whose exercise price is less than the value of the per share Merger Consideration, will receive for each share subject to such options an amount in cash out of the aggregate Merger Consideration equal to the difference between the value of the per share Merger Consideration and the exercise price of their options.

The Merger Agreement contains certain termination rights for both Primedex and Radiologix and provides that upon termination of the Merger Agreement under specified circumstances, either Radiologix or Primedex may be required to reimburse the other for its out-of-pocket expenses in connection with the merger in an aggregate amount of up to $1 million. The Merger Agreement further provides that upon termination of the Merger Agreement under specified circumstances Radiologix may be required to pay Primedex a termination fee of $3 million.

As a material inducement to the willingness of Primedex to enter into the Merger Agreement, simultaneously with the execution of the Merger Agreement, a certain stockholder of Radiologix has entered into a voting agreement with Primedex to vote its shares of Radiologix in favor of the merger and against any proposal made in opposition to or in competition with the merger.

The merger is expected to be completed in the second half of 2006, subject to regulatory approvals, the approvals of Primedex’s and Radiologix’s stockholders, as well as other customary closing conditions.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PRIMEDEX HEALTH SYSTEMS, INC.

PR ACQUISITION CORPORATION

RADNET MANAGEMENT, INC.

and

RADIOLOGIX, INC.

Dated as of July 6, 2006

i

v

EXHIBITS

Exhibit A	Voting Agreement

Exhibit B	Form of Restated Certificate of Incorporation

Exhibit C	Form of Amended and Restated Bylaws

Exhibit D	Section 3.4(a) Calculation

Exhibit E	Affiliates Letter

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of July 6, 2006 (this “Agreement”), by and among Primedex Health Systems, Inc., a New York corporation (“Parent”), PR Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub”), Radnet Management, Inc., a California corporation, wholly owned subsidiary of Parent and sole stockholder of Merger Sub (“Acquirer Management”), and Radiologix, Inc., a Delaware corporation (the “Company”).

WHEREAS, as a material inducement to the willingness of Parent to enter into this Agreement simultaneously with the execution of this Agreement, a certain stockholder of the Company is entering into a voting agreement with Parent in substantially the form attached hereto as Exhibit A (the “Voting Agreement”); and

WHEREAS, the respective Boards of Directors of Parent, Acquirer Management, Merger Sub and the Company have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”); and

WHEREAS, the respective Boards of Directors of Parent, Acquirer Management, Merger Sub and the Company have determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE 1
Defined Terms

For purposes of this Agreement, the term:

“Acquirer Management” has the meaning set forth in the preamble.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or indication of interest (other than this Agreement, the Merger or any other offer, proposal or indication of interest by Parent) relating to or involving (i) the purchase from the Company or any Company Subsidiary or any acquisition by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or more than a 5% interest in the total outstanding voting securities of any Material Company Subsidiary or any tender offer or exchange offer that if consummated would result in any Person or Group Beneficially Owning 10% or more of the total outstanding voting securities of the Company or 5% or more of the total outstanding voting securities of any Material Company Subsidiary, (ii) any merger, consolidation, business combination or similar transaction involving the Company or any Material Company Subsidiary, (iii) any sale, lease, mortgage, pledge, exchange, transfer, license, acquisition or disposition of 10% or more of the consolidated assets of the Company and the Company Subsidiaries in any single transaction or series of related transactions.

“Affiliate” has the meaning used in Rule 145 promulgated under the Securities Act.

“Affiliates Letter” has the meaning set forth in Section 6.22.

1

“Aggregate Stock Option Consideration” means the sum of all Stock Option Consideration issued to holders of In the Money Options.

“Agreement” has the meaning set forth in the preamble.

“Alternative Merger Consideration Option” has the meaning set forth in Section 3.1(b).

“AMEX” means the American Stock Exchange.

“Antitrust Laws” has the meaning set forth in Section 6.8(c).

“Beneficially Owning “ has the meaning set forth in Rule 13d-3 under the Exchange Act.

“Blue Sky Laws” means state securities or “blue sky” laws.

“Business Day” has the meaning used in Rule 14d-1(g) promulgated under the Exchange Act.

“Cash Consideration” has the meaning set forth in Section 3.1(a).

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended as of the date hereof.

“Certificate of Merger” has the meaning set forth in Section 2.3.

“Certificates” has the meaning set forth in Section 3.2(a).

“Certifications” means all certifications and statements required by Rules 13a-14 and 15d-14 under the Exchange Act and Section 302 and 906 of the Sarbanes Oxley Act of 2002 (“SOXA”), and the rules and regulations of the SEC promulgated thereunder.

“Closing” has the meaning set forth in Section 2.2.

“Closing Date” has the meaning set forth in Section 2.2.

“COBRA” has the meaning set forth in Section 4.10(b).

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commitment Letter” has the meaning set forth in Section 6.21.

“Company” has the meaning set forth in the preamble.

“Company Balance Sheet” has the meaning set forth in Section 4.7(c).

“Company Balance Sheet Date” has the meaning set forth in Section 4.7(c).

“Company Benefit Plans” has the meaning set forth in Section 4.10(a).

“Company Board” means the Board of Directors of the Company.

2

“Company Board Recommendation” means the unanimous recommendation by the Company Board that the Company’s stockholders vote in favor of the adoption of this Agreement.

“Company Bylaws” has the meaning set forth in Section 4.2.

“Company Certificate of Incorporation” has the meaning set forth in Section 4.2.

“Company Common Share” means a share of common stock, par value $0.0001 per share, of the Company.

“Company Disclosure Schedule” has the meaning set forth in the preamble to Article 4.

“Company Financial Advisor” has the meaning set forth in Section 4.17.

“Company Financial Statements” has the meaning set forth in Section 4.7(c).

“Company Intellectual Property” has the meaning set forth in Section 4.14.

“Company Option” means any option granted, and not exercised, expired or terminated, in connection with the performance of services, to a current or former employee, director, officer or independent contractor of the Company or any of the Company Subsidiaries or any predecessor thereof to purchase Company Common Shares pursuant to any Company Stock Option Plan.

“Company Permits” has the meaning set forth in Section 4.6(b).

“Company Preferred Shares” has the meaning set forth in Section 4.3(a).

“Company SEC Reports” has the meaning set forth in Section 4.7(a).

“Company Stockholders Approval” has the meaning set forth in Section 4.4(a).

“Company Stockholders Meeting” has the meaning set forth in Section 4.4(a).

“Company Stock Option Plan” means any stock option, stock bonus, stock award or stock purchase plan, program or arrangement, as amended to date, of the Company or any of the Company Subsidiaries or any predecessor thereof, including the Company’s 2004 Long-Term Incentive Compensation Plan.

“Company Subsidiary” has the meaning set forth in Section 4.1(a).

“Company Warrants” means warrants to purchase Company Common Shares (other than Company Options).

“Confidentiality Agreement” has the meaning set forth in Section 6.6.

“Continuing Employees” has the meaning set forth in Section 6.12.

“Contract” means any agreement, contract, subcontract, lease, sublease, power of attorney, note, loan, evidence of Indebtedness, purchase and sales order, letter of credit, undertaking, covenant not to compete, license, instrument, obligation, commitment, binding commitment, binding understanding, promise, indenture, option, warranty, policy or quotation, whether oral or written, express or implied.

3

“DGCL” has the meaning set forth in the recitals.

“D&O Insurance” has the meaning set forth in Section 6.11(b).

“Dissenting Shares” has the meaning set forth in Section 3.6.

“Divestiture” means (a) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its Affiliates or the Company or any Company Subsidiary, (b) the imposition of any limitation or restriction on the ability of Parent or any of its Affiliates to freely conduct their business or the Company’s business or own such assets, or (c) the holding separate of the Company Common Shares or any limitation or regulation on the ability of Parent or any of its Affiliates to exercise full rights of ownership of the Company Common Shares.

“EDGAR” has the meaning set forth in Section 4.7(a).

“Effective Time” has the meaning set forth in Section 2.3.

“Encumbrance” means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, charge, adverse claim of title, ownership or other similar encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, and (iii) the use of any asset other than any encumbrance arising under applicable Laws with respect to Taxes, assessments and other governmental charges or levies not yet due and payable (excluding any imposed pursuant to ERISA).

“Engagement Letter” has the meaning set forth in Section 4.18.

“Environmental Laws” means all applicable Laws relating to pollution or protection of the environment or to occupational safety and health, including (i) CERCLA, (ii) the Toxic Substances Control Act, (iii) the Hazardous Materials Transportation Act, (iv) the Resource Conservation and Recovery Act, (v) the Clean Water Act, (vi) the Safe Drinking Water Act, (vii) the Clean Air Act, (viii) the Occupational Health and Safety Act, (ix) Federal Insecticide, Fungicide, and Rodenticide Act, and (x) the Emergency Planning and Community Right-to-Know Act.

“Equity Interest” means any share, capital stock, partnership, joint venture, member or similar interest in any Person, and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any entity or trade or business (whether or not incorporated), other than the Company, that together with the Company is considered under common control and treated as a single employer under Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.2(b).

4

“Exchange Fund” has the meaning set forth in Section 3.2(b).

“Executive Officers” means a Person’s Section 16 officers under the Exchange Act, which, with respect to the Company are Sami S. Abbasi, Michael N. Murdock, Stephen M. Forthuber and Michael L. Silhol.

“Expenses” includes all reasonable out-of-pocket expenses (including all reasonable fees and expenses of legal counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

“Facilities” means all plants, offices, manufacturing facilities, stores, warehouses, administration buildings and real property and related facilities and fixtures owned or leased at any time by the Company or any of the Company Subsidiaries.

“Form S-4” has the meaning set forth in Section 6.4(a).

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, quality improvement organization, accrediting organization or certifying agency, commission or other governmental official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any regulatory, Taxing or any other governmental or quasi-governmental entity.

“Hazardous Materials” means all pollutants, contaminants, chemicals, wastes, and any other infectious, carcinogenic, ignitable, corrosive, reactive, toxic or otherwise hazardous substances or materials (whether solids, liquids or gases) subject to regulation under applicable Environmental Laws. By way of example only, the term Hazardous Materials includes petroleum and/or petroleum by-products, urea formaldehyde, flammable, explosive or radioactive materials, radon gas, polychlorinated biphenyls, pesticides, herbicides and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Indemnified Parties” has the meaning set forth in Section 6.11(a).

“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all obligations of such Person upon which interest charges are customarily paid, (iv) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (v) all obligations of such Person issued or assumed as the deferred purchase price of property or services (excluding obligations of such Person to creditors for raw materials, inventory, services and supplies incurred in the ordinary course of such Person’s business), (vi) all capitalized lease obligations of such Person, (vii) all obligations of others secured by any Encumbrance on property or assets owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (viii) all obligations of such Person under interest rate or currency swap transactions (valued at the termination

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value thereof), (ix) all letters of credit issued for the account of such Person (excluding letters of credit issued for the benefit of suppliers to support accounts payable to suppliers incurred in the ordinary course of business), (x) all obligations of such Person to purchase securities (or other property) that arise out of or in connection with the sale of the same or substantially similar securities or property, and (xi) all guarantees and arrangements having the economic effect of a guarantee of such Person of any indebtedness of any other Person.

“Intellectual Property” means any and all worldwide industrial and intellectual property rights, including all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know-how, technology, technical data, proprietary processes and formulae, algorithms, specifications, customer lists and supplier lists, all designs and any registrations and applications therefor, all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor, Internet domain names, all copyrights, copyright registrations and applications therefor, and all other rights corresponding thereto, all computer software, including all source code, object code, firmware, and development tools, images, drawings, graphics, files, records and data, all rights in prototypes, all databases and data collections and all rights therein, all moral and economic rights of authors and inventors, however denominated, and any similar or equivalent rights to any of the foregoing.

“In the Money Option” means a Company Option that entitles the holder thereof to receive Stock Option Consideration.

“IRS” means the United States Internal Revenue Service.

“knowledge” means, with respect to any Person, the actual knowledge of a fact, circumstance, event or other matter by the Executive Officers and directors of such Person.

“Law” means any foreign or domestic federal, state, provincial, local, municipal or other law, statute, code, treaty, ordinance, requirement, rule, regulation, legal doctrine, order, permit, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding, including the Occupational Safety and Health Act, the Americans with Disabilities Act, and any applicable Medicare or Medicaid statutes and regulations.

“Lease” has the meaning set forth in Section 4.19(a).

“Made Available” when used with respect to the Company means the Company or its Representatives made such materials available to Parent or its Representatives (i) during Parent’s physical due diligence inspection conducted between June 7 and June 9, 2006, at the offices of the Company, which materials were as set forth on the data room indices previously provided to Parent or its Representatives (true, correct and complete copies of which were delivered to Parent in the manner described in the applicable Section of the Company Disclosure Schedule), (ii) through filed Company SEC Reports which were available through EDGAR on or prior to the date of this Agreement or, (iii) by physically delivering such materials by email or hard copy to Parent on or before July 6, 2006. “Made Available” when used with respect to Parent means Parent or its Representatives made such materials available to the Company or its Representatives (i) during Company’s physical due diligence inspection conducted between June 19 and June 20, 2006, at the offices of Parent, which materials were as set forth on the data room indices previously provided to the Company or its Representatives (true, correct and complete copies of which were delivered to the Company in the manner described in the applicable Section of the Parent Disclosure Schedule), (ii) through filed Parent SEC Reports which were available

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through EDGAR on or prior to the date of this Agreement or (iii) by physically delivering such materials by email or hard copy to Company on or before July 6, 2006.

“Material Adverse Effect” means any effect, event, occurrence, development, circumstance, change or condition, including without limitation a conflict with, or default or violation of, any Law (each an “Effect”) that, individually or in the aggregate with other Effects is or would (i) be materially adverse to the capitalization, assets (including intangible assets), liabilities, business, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (ii) materially impede or delay the Company’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Laws; except, for the purposes of clause (i) above to the extent that such Effect results from (A) changes or conditions affecting economic or capital markets in the United States or internationally (which changes or conditions, in each case, do not affect the Company in a substantially disproportionate manner), (B) changes in international or national political conditions generally (which changes, in each case, do not affect the Company in a substantially disproportionate manner), (C) changes or conditions affecting the diagnostic imaging services industry generally (which changes or conditions, in each case, do not affect the Company in a substantially disproportionate manner), (D) changes in any Laws, GAAP, the accounting rules and regulations of the SEC (which changes, in each case, do not affect the Company in a substantially disproportionate manner), (E) the announcement of the execution of this Agreement or the transactions contemplated hereby, or (F) any changes in the trading volume or trading prices of Company Common Shares, or any failure by the Company to meet analyst’s forecasts or projections (it being understood that the underlying cause of or causes of such changes or failure may be deemed to constitute a Material Adverse Effect, and this clause (F) shall be disregarded in determining whether the underlying cause of such changes or failure is itself a Material Adverse Effect).

“Material Company Subsidiary” means the Company Subsidiaries set forth in Schedule 1 to this Agreement.

“Material Contract” has the meaning set forth in Section 4.11(a).

“Maximum Amount” has the meaning set forth in Section 6.11(b).

“Maximum Cash Consideration” has the meaning set forth in Section 3.1(a).

“Maximum Parent Common Shares” has the meaning set forth in Section 3.1(a).

“Merger” has the meaning set forth in the recitals.

“Merger Consideration” has the meaning set forth in Section 3.1(a).

“Merger Sub” has the meaning set forth in the preamble.

“Notice of Superior Offer” has the meaning set forth in Section 6.7(d).

“OTCBB” means the Over-the-Counter Bulletin Board quotation service for equity securities not traded on NASDAQ or any national securities exchange.

“Other Filings” means all filings made by, or required to be made by, the Company or Parent, as the case may be, with the SEC, other than the Proxy Statement and the Form S-4.

“Outside Date” has the meaning set forth in Section 8.1(b).

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“Parent” has the meaning set forth in the preamble.

“Parent Average Closing Price” means the average of the closing sale prices of one Parent Common Share for the ten most recent trading days that Parent Common Shares have traded ending on the day prior to the Effective Time, as reported on the OTCBB.

“Parent Balance Sheet” has the meaning set forth in Section 5.7(c).

“Parent Balance Sheet Date” has the meaning set forth in Section 5.7(c).

“Parent Benefit Plans” has the meaning set forth in Section 5.10(a).

“Parent Board” means the Board of Directors of Parent.

“Parent Bylaws” has the meaning set forth in Section 5.2.

“Parent Certificate of Incorporation” has the meaning set forth in Section 5.2.

“Parent Common Share” means a share of common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Schedule” has the meaning set forth in the preamble to Article 5.

“Parent Financial Statements” has the meaning set forth in Section 5.7(c).

“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with other Effects is or would (i) be materially adverse to the capitalization, assets (including intangible assets), liabilities, business, financial condition or results of operations of Parent and Parent Subsidiaries, taken as a whole or (ii) materially impede or delay Parent’s ability to consummate the transactions contemplated by this Agreement in accordance with its terms and applicable Laws; except, for purposes of clause (i) above, to the extent that such Effect results from (A) changes or conditions affecting economic or capital markets in the United States or internationally (which changes or conditions, in each case, do not affect Parent in a substantially disproportionate manner), (B) changes in international or national political conditions generally (which changes, in each case, do not affect Parent in a substantially disproportionate manner), (C) changes or conditions affecting the diagnostic imaging services industry generally (which changes or conditions, in each case, do not affect Parent in a substantially disproportionate manner), (D) changes in any Laws, GAAP, the accounting rules and regulations of the SEC (which changes, in each case, do not affect Parent in a substantially disproportionate manner), (E) the announcement of the execution of this Agreement or the transactions contemplated hereby, or (F) any changes in the trading volume or trading prices of Parent Common Shares, or any failure by Parent to meet analyst’s forecasts or projections (it being understood that the underlying cause of or causes of such changes or failure may be deemed to constitute a Material Adverse Effect, and this clause (F) shall be disregarded in determining whether the underlying cause of such changes or failure is itself a Material Adverse Effect).

“Parent Permits” has the meaning set forth in Section 5.6(b).

“Parent Preferred Shares” has the meaning set forth in Section 5.3(a).

“Parent SEC Reports” has the meaning set forth in Section 5.7(a).

“Parent Stockholders Approval” has the meaning set forth in Section 5.4.

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“Parent Stockholders Meeting” has the meaning set forth in Section 5.4.

“Parent Subsidiary” has the meaning set forth in Section 5.1(a).

“Permitted Encumbrances” means (i) such imperfections in title, liens and easements as do not materially detract from or interfere with the use of the properties subject thereto or affected thereby or otherwise materially impair business operations involving such properties, and (ii) Encumbrances securing debt that is reflected in the most recent financial statements contained in the Company SEC Reports.

“Person” means an individual, corporation, limited liability company, partnership (limited, general or otherwise), association, trust, business trust, unincorporated organization, or other entity or group.

“Proxy Statement” has the meaning set forth in Section 6.4(a).

“Regulatory Conditions” has the meaning set forth in Section 8.1(b).

“Release” means any past or present releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping into the environment or the workplace of any Hazardous Materials.

“Representatives” means an entity’s and its Subsidiaries’ respective directors, officers, employees, Affiliates, accountants, consultants, legal counsel, advisors, investment bankers, brokers, agents and other representatives.

“Repurchase Rights” means, with respect to the Company, outstanding rights to repurchase Company Common Shares that are held by the Company or similar restrictions in the Company’s favor with respect to Company Common Shares, and, with respect to Parent, outstanding rights to repurchase Parent Common Shares that are held by Parent or similar restrictions in Parent’s favor with respect to Parent Common Shares.

“Restraint” has the meaning set forth in Section 7.1(d).

“Restricted Stock Units” means restricted stock units awarded to the Company’s directors pursuant to the Company’s 2004 Long-Term Incentive Compensation Plan.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share Election Number” has the meaning set forth in Section 3.1(b).

“Single Employer 401(k) Plan” has the meaning set forth in Section 6.13(a).

“SOXA” has the meaning set forth in the definition of “Certifications”.

“Stock Consideration” has the meaning set forth in Section 3.1(a).

“Stock Option Consideration” has the meaning set forth in Section 3.4(a).

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“Subsidiary” of a specified Person means any corporation, partnership, limited liability company, joint venture or other Person of which the specified Person (either alone or through or together with any other subsidiary) owns, directly or indirectly, 50% or more of the stock or other equity or partnership interests.

“Superior Offer” means, with respect to the Company, an unsolicited, bona fide written offer made by a third party for an Acquisition Proposal (except that all references to “5%” and “10%” in clauses (i) and (iii) of the definition of “Acquisition Proposal” shall be deemed to be references to “50%”), on terms that the Company Board has in good faith concluded (after consultation with its outside legal counsel and its financial advisor), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the Person making the offer, to be more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of the Merger and is reasonably capable of being consummated.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Taxes” means (i) all taxes, levies, assessments, duties, imposts or other like assessments, charges or fees (including estimated taxes, charges and fees), including income, profits, corporations, advance corporation, gross receipts, transfer, excise, property, sales, use value-added, ad valorem, license, capital, wage, employment, payroll, withholding, social security, severance, occupation, import, custom, stamp, alternative, add-on minimum, environmental, franchise or other governmental taxes or charges, imposed by any Governmental Entity responsible for the imposition of any such tax (each, a “Tax Authority”), including any interest, penalties or additions to tax applicable or related thereto, (ii) all liability for the payment of any amounts of the type described in clause (i) as the result of being (or ceasing to be) a member of an affiliated, consolidated, combined or unitary group (or being included (or required to be included) in any Tax Return related thereto), and (iii) all liability for the payment of any amounts as a result of an express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person with respect to the payment of any amounts of the type described in clause (i) above or clause (ii) above.

“Tax Return” means any report, return, statement, declaration, claim for refund, information return or other written information (including any related or supporting schedules, statements or information and amended returns) filed or required to be filed in connection with any Taxes, including the administration of any Laws, regulations or administrative requirements relating to any Taxes.

“Termination Fee” has the meaning set forth in Section 8.2(d).

“Total Outstanding Shares” means the sum of (i) the number of Company Common Shares (including restricted shares) outstanding immediately prior to the Effective Time plus (ii) the number of Restricted Stock Units outstanding immediately prior to the Effective Time.

“Unvested Company Shares” has the meaning set forth in Section 3.5.

“WARN Act” has the meaning set forth in Section 4.10(k).

“Welfare Plan” has the meaning given in Section 6.13(b).

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ARTICLE 2
The Merger

Section 2.1                                      The Merger. Upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub, at the Effective Time, shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2                                      The Closing. The closing of the transactions contemplated hereby (the “Closing”) shall take place at 10:00 am Pacific time on a date mutually agreed to by Parent and the Company but that shall be no later than two Business Days after the satisfaction or waiver of each of the conditions set forth in Article 7 (other than those conditions that by their terms are to be satisfied at Closing, but subject to the satisfaction or waiver of such condition at such time) or at such other time or date as the parties hereto agree. The Closing shall take place at the offices of Sheppard, Mullin, Richter & Hampton LLP, 1901 Avenue of the Stars, Suite 1600, Los Angeles, California 90067, or at such other location as the parties hereto agree in writing. The date on which the Closing occurs is herein referred to as the “Closing Date.”

Section 2.3                                      Effective Time. On the Closing Date, or on such other date as may be mutually agreed by the parties, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Office of the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of the DGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the “Effective Time”).

Section 2.4                                      Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 2.5                                      Certificate of Incorporation; Bylaws. At the Effective Time, the Certificate of Incorporation and Bylaws of the Company as in effect immediately prior to the Effective Time shall be amended so as to read in the forms of Exhibits B and C hereto, respectively, and, as so amended, shall become the Certificate of Incorporation and Bylaws of the Surviving Corporation.

Section 2.6                                      Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and Bylaws of the Surviving Corporation.

ARTICLE 3
Conversion of Securities; Exchange of Certificates

Section 3.1                                      Conversion of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the securities set forth below:

(a)                                  Conversion Generally. Each Company Common Share outstanding immediately prior to the Effective Time (other than any Company Common Shares to be canceled pursuant to

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Section 3.1(c) and Dissenting Shares referred to in Section 3.6) shall be converted, subject to other provisions of this Section 3.1 and Section 3.2(e), into the right to receive (i) a number of Parent Common Shares equal to a fraction, rounded down to the nearest one thousandth of a share, the numerator of which equals 22,621,922 (the “Maximum Parent Common Shares”) and the denominator of which equals the number of Total Outstanding Shares (the “Stock Consideration”) and (ii) an amount in cash without interest equal to (A) $42,950,000 (the “Maximum Cash Consideration”) less the Aggregate Stock Option Consideration, divided by (B) the number of Total Outstanding Shares (the “Cash Consideration” and together with the Stock Consideration, the “Merger Consideration”). At the Effective Time, all such Company Common Shares shall no longer be outstanding and shall automatically cease to exist, and each certificate previously representing any such shares shall thereafter represent only the right to receive the Merger Consideration, subject to other provisions of this Section 3.1, Section 3.2(e) and Section 3.6.

(b)                                 Alternative Merger Consideration. Prior to the mailing of the Proxy Statement, Parent, in its sole discretion, may advise the Company that in lieu of issuing up to 3,500,000 shares (the “Share Election Number”) of the Stock Consideration, Parent may increase the aggregate Cash Consideration by an amount equal to  $2.00 multiplied by the Share Election Number (the “Alternative Merger Consideration Option”). If Parent elects the Alternative Merger Consideration Option, then the calculation of Merger Consideration in Section 3.1(a) shall be adjusted to reflect that the Maximum Parent Common Shares shall be reduced by the Share Election Number and the Maximum Cash Consideration shall be increased by an amount equal to $2.00 multiplied by the Share Election Number

(c)                                  Cancellation of Shares. Each Company Common Share held, immediately prior to the Effective Time, by the Company (including as treasury stock or otherwise), Parent, Merger Sub or any Subsidiary of Company, Parent or Merger Sub shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

(d)                                 Change in Shares. In the event of the issuance or existence of any Company Common Shares in excess of the Maximum Parent Common Shares or any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Common Shares or Parent Common Shares occurring after the date of this Agreement and prior to the Effective Time, the Merger Consideration and all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to the determination of the existence or issuance of Company Common Shares in excess of the Maximum Parent Common Shares or such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change; provided, however, that in no event will any Parent Common Shares in excess of the Maximum Parent Common Shares be issued.

(e)                                  Capital Stock of Merger Sub. At the Effective Time, each share of capital stock of Merger Sub that is issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without further action on the part of the sole shareholder of Merger Sub, be converted into and become one share of common stock of the Surviving Corporation (and the shares of the Surviving Corporation into which the shares of Merger Sub capital stock are so converted shall be the only shares of the Surviving Corporation’s capital stock that are issued and outstanding immediately after the Effective Time). Each certificate evidencing ownership of shares of Merger Sub common stock will evidence ownership of such shares of common stock of the Surviving Corporation.

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(f)                                    Total Consideration. For the avoidance of doubt, the parties agree that in no event shall Parent issue in the Merger more than 22,621,922 Parent Common Shares or pay more than $42,950,000 (except with respect to the cash out of fractional shares pursuant to Section 3.2(e) or the election of the Alternative Merger Consideration Option pursuant to Section 3.1(b)).

Section 3.2                                      Exchange of Certificates.

(a)                                  Exchange Procedures.

(i)                  Promptly after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of Company Common Shares (as of immediately prior to the Effective Time) (i) a letter of transmittal that shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the certificates representing such holder’s Company Common Shares (“Certificates”) to the Exchange Agent and shall contain such other provisions as Parent may reasonably specify and (ii) instructions for use in effecting surrender by such holder of Certificates to the Exchange Agent in exchange for the Merger Consideration.

(ii)               The holder of each Certificate, upon the surrender by such holder to the Exchange Agent of such Certificate, together with the letter of transmittal duly completed and validly executed by such holder in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, shall be entitled to receive promptly in exchange for such Certificate (x) a certificate representing that number of whole shares of Stock Consideration that such holder is entitled to receive pursuant to this Article 3, and (y) a check in the amount (after giving effect to any required tax withholdings) of (A) the cash amount that such holder is entitled to receive pursuant to Section 3.1(a) plus (B) any cash in lieu of fractional shares plus (C) any non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of this Article 3, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash amount payable upon surrender of any Certificate. In the event of a transfer of ownership of Company Common Shares that are not registered in the transfer records of the Company, a certificate representing the proper number of shares of Stock Consideration, together with a check for any cash to be paid upon due surrender of the Certificate and any other dividends or distributions in respect thereof, may be issued and/or paid to such a transferee if the Certificate formerly representing such Company Common Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. If any certificate for shares of Stock Consideration is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of certificates for shares of Parent Common Shares in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of Parent or the Exchange Agent that such tax has been paid or is not applicable.

(b)                                 Exchange Agent. Prior to the Effective Time, Parent shall (i) appoint a bank or trust company reasonably acceptable to the Company (the “Exchange Agent”), and (ii) enter into an exchange agent agreement, in form and substance reasonably acceptable to Parent and the Company, with such Exchange Agent for the payment of the Merger Consideration in accordance with this Article 3. Prior to the Effective Time (or, if after the Effective Time, promptly after the declaration and payment of a dividend or other distribution on the Parent Common Shares), Parent or a direct or indirect Subsidiary of Parent shall make available to the Exchange Agent, for exchange in accordance with this Article 3, through the Exchange Agent, (i) certificates representing Parent Common Shares, (ii) cash and (iii) any dividends or other distributions with respect to the Parent Common Shares to be issued or paid pursuant to Sections 3.1 and 3.2(c) to deliver to the holders of Company Common Shares (other than any Company

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Common Shares to be cancelled pursuant to Section 3.1(c) and Dissenting Shares) the aggregate Merger Consideration plus any non-stock dividends and any other dividends or other distribution to be distributed pursuant to Section 3.2(c) (such cash and certificates for shares of Stock Consideration, together with the amount of any dividends or other distributions payable with respect thereto, being hereinafter referred to as the “Exchange Fund”) deliverable pursuant to Section 3.1 in exchange for outstanding Company Common Shares. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued pursuant to Section 3.1 plus any non-stock dividends and any other dividends or other distributions to be distributed pursuant to Section 3.2(c) out of the Exchange Fund. The Exchange Fund shall not be used for any other purposes.

(c)                                  Distributions with Respect to Unexchanged Shares; Voting.

(i)                                     All shares of Stock Consideration to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Shares, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all the Stock Consideration, and Parent shall make available to the Exchange Agent such dividend or distribution in accordance with Section 3.2(b). No dividends or other distributions in respect of the Stock Consideration shall be paid to any holder of any unsurrendered Certificate until such Certificate is surrendered for exchange in accordance with this Article 3. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be issued and/or paid to the holder of the certificates representing whole shares of Stock Consideration issued in exchange therefor, without interest, (A) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Stock Consideration and not paid and (B) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Stock Consideration with a record date after the Effective Time but with a payment date subsequent to surrender.

(ii)                                  Holders of unsurrendered Certificates shall be entitled to vote after the Effective Time at any meeting of Parent stockholders the number of whole shares of Stock Consideration entitled to be received by such holders pursuant to Section 3.1 hereof, regardless of whether such holders have exchanged their Certificates.

(d)                                 Further Rights in Company Common Shares. All Merger Consideration issued and paid upon conversion of the Company Common Shares in accordance with the terms hereof shall be deemed to have been issued and paid in full satisfaction of all rights pertaining to such Company Common Shares.

(e)                                  Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Stock Consideration will be issued and any holder of Company Common Shares entitled to receive a fractional share of Stock Consideration but for this Section 3.2(e) shall be entitled to receive a cash payment in lieu thereof, which payment shall be calculated by the Exchange Agent in an amount equal to the product of (i) such fraction of a share of Parent Common Shares that the Company Common shareholder would otherwise be entitled to receive multiplied by (ii) the Parent Average Closing Price.

(f)                                    Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any Stock Consideration) that remains unclaimed by the holders of Company Common Shares for 180 days after the Effective Time shall be delivered to Parent. Any holders of Company Common Shares who have not theretofore complied with this Article 3 shall thereafter look only to Parent (subject to applicable abandoned property, escheat and similar Laws) for

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payment of the Cash Consideration, and for delivery of any certificates for shares of Stock Consideration of such stockholders and payment of any cash, dividends and other distributions in respect thereof payable and/or issuable pursuant to Section 3.1 and Section 3.2(c) upon due surrender of their Certificates (or affidavit(s) of loss in lieu thereof), in each case, without any interest thereon, only as a general unsecured creditor thereof. Notwithstanding anything to the contrary contained herein, if any Certificate has not been surrendered prior to the fifth anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Entity), any amounts payable in respect of such Certificate shall, to the extent permitted by applicable Laws, become the property of Parent, free and clear of all claims or interests of any person previously entitled thereto.

(g)                                 No Liability. None of Parent, the Company, Acquirer Management, Merger Sub, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any Person, including any former holder of Company Common Shares, for any cash or certificates for shares of Parent Common Shares from the Exchange Fund properly delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws.

(h)                                 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by Parent or the Exchange Agent in their respective discretion, the posting by such Person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, without any interest thereon.

(i)                                     Withholding. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Shares or Company Options such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local, provincial or foreign Law, or pursuant to other applicable judgments, decrees, injunctions or orders, with respect to the making of such payment. To the extent that amounts are so withheld by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Shares or Company Options in respect of whom such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

Section 3.3                                      Share Transfer Books. At the Effective Time, the share transfer books of the Company shall be closed, and, thereafter, there shall be no further registration of transfers of Company Common Shares theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of certificates representing Company Common Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Company Common Shares, except as otherwise provided herein or by applicable Laws. On and after the Effective Time, any Certificates presented to the Exchange Agent or Parent for any reason shall be converted into the Merger Consideration, without interest.

Section 3.4                                      Convertible Securities.

(a)                                  Each outstanding Company Option shall entitle the holder thereof to receive, as soon as reasonably practicable after the Effective Time and after surrender thereof, an amount (payable in cash only out of the aggregate Merger Consideration) equal to the product of (A) the total number of shares that were subject to such Company Option immediately prior to the Effective Time, and (B) the

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amount by which the sum of (x) the Cash Consideration plus (y) the Parent Average Closing Price exceeds the exercise price per share under such Company Option (the “Stock Option Consideration”), such amount to be further reduced by any required withholding of Taxes pursuant to Section 3.2(i) hereof. The Stock Option Consideration shall be calculated in accordance with the iterative process set forth in the spreadsheet attached to this Agreement as Exhibit D; provided, however, that the parties acknowledge that the spreadsheet is only an illustrative calculation because the Parent Average Closing Price and the number of Company Options outstanding will change between the date of this Agreement and the Effective Time. For purposes of clarification, the amount of cash payable to holders of In the Money Options shall reduce the Maximum Cash Consideration as provided in Section 3.1(a) available to be paid pursuant to Sections 3.1(a) and (b) to holders of Company Common Shares.

(b)                                  Each Company Option outstanding immediately prior to the Effective Time which is not entitled to any Stock Option Consideration shall not be assumed or substituted by Parent but shall vest and become fully exercisable pursuant to the terms of the applicable option agreement. Any vested Company Option which is not exercised prior to the Effective Time shall terminate and be void as of the Effective Time.

(c)                                  The Company shall take all action necessary in order to effect the foregoing provisions of this Section 3.4 as of the Effective Time. Any materials to be submitted to the holders of Company Options shall be subject to review and approval by Parent, which approval shall not be unreasonably withheld or delayed.

Section 3.5                                      Unvested Company Shares. Immediately prior to the Effective Time, the Company shall have cancelled, repurchased, accelerated, vested or otherwise extinguished or awarded all Company Common Shares that are restricted, not fully vested or subject to any other restriction (“Unvested Company Shares”) and there shall be no Unvested Company Shares at the Effective Time.

Section 3.6                                      Dissenting Stockholders. Notwithstanding anything in this Agreement to the contrary, Company Common Shares that are outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the adoption of this Agreement or consented thereto in writing and who properly has demanded appraisal for such Company Common Shares in accordance with Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration and instead such stockholder shall be entitled to receive payment for such Dissenting Shares in accordance with Section 262 of the DGCL; provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal and payment under the DGCL, the right of such holder to such appraisal of its Company Common Shares shall cease, and such Company Common Shares shall be deemed converted as of the Effective Time into the right to receive the Merger Consideration as provided in this Article 3. The Company shall give Parent prompt notice of any written demands (or purported demands) for appraisal received by the Company, withdrawals of such demands, and any other related instruments served pursuant to Section 262 of the DGCL and received by the Company. Parent shall direct all negotiations and proceedings with respect to demands for appraisal under the DGCL and the Company shall not, except with Parent’s prior written consent, (i) voluntarily make any payment with respect to any demands for appraisal for Dissenting Shares, (ii) offer to settle, or settle, any such demands, (iii) waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL, or (iv) agree to do any of the foregoing.

ARTICLE 4
Company Representations and Warranties

Except as set forth in the disclosure schedule delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Schedule”), which identifies exceptions

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by specific Section references, the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 4.1                                      Organization and Qualification; Subsidiaries.

(a)                                  The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each Subsidiary of the Company (each a “Company Subsidiary” and, collectively, the “Company Subsidiaries”) has been duly organized, and is validly existing and in good standing, under the laws of the jurisdiction of its incorporation or organization, as the case may be. Each of the Company and each Company Subsidiary has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted and as currently proposed by it to be conducted. Each of the Company and each Company Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary.

(b)                                 None of the Company or any Company Subsidiary holds an Equity Interest in any other Person (other than a Company Subsidiary), except as set forth in Section 4.1(b) of the Company Disclosure Schedule. The Company is a direct or indirect owner of all of the issued and outstanding Equity Interests of each Company Subsidiary, and all shares of capital stock or limited liability company interests of each Company Subsidiary are duly authorized, validly issued, fully paid and nonassessable. All of the Equity Interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all Encumbrances except Permitted Encumbrances and are not subject to any preemptive right or right of first refusal created by statute, the certificate or articles of incorporation and bylaws or other equivalent organizational documents, as applicable, of such Company Subsidiary or any Contract to which such Company Subsidiary is a party or by which it is bound. There are no outstanding contractual obligations of the Company or any Company Subsidiary to loan funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person, other than guarantees by the Company of any Indebtedness or other obligations of any wholly owned Company Subsidiary as set forth in Section 4.1(b) of the Company Disclosure Schedule.

(c)                                  There are no outstanding Contracts of any character relating to the issued or unissued capital stock or other securities of any Company Subsidiary, or otherwise obligating the Company or any Company Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities of a Company Subsidiary.

Section 4.2                                      Certificate of Incorporation and Bylaws; Corporate Books and Records. The copy of the Company’s Restated Certificate of Incorporation, and all amendments thereto (the “Company Certificate of Incorporation”), and the copy of the Company’s Amended and Restated Bylaws (the “Company Bylaws”) that were Made Available to Parent are true, correct and complete copies thereof as in effect on the date hereof. The Company has Made Available to Parent a true, correct and complete copy of the certificate or articles of incorporation and the bylaws or other equivalent organizational documents, as applicable, of each Company Subsidiary, in each case as amended to date. The Company has Made Available to Parent copies of all charters of each committee of the Company Board and any code of conduct or similar policy adopted by the Company. Neither the Company nor any Company Subsidiary is in violation of any of the provisions of its certificate or articles of incorporation or bylaws or equivalent organizational documents. True, correct and complete copies of all minute books of the Company and the Company Subsidiaries (containing records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and stockholders of the Company and each Company Subsidiary) have been Made Available by the Company to Parent. The minute books of the Company and each Company Subsidiary provided to Parent contain accurate summaries of all meetings of directors

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and stockholders or actions by written consent of the directors and stockholders of the Company and the respective Company Subsidiaries through the date of this Agreement.

Section 4.3                                      Capitalization.

(a)                                  The authorized capital shares of the Company consist of 50,000,000 Company Common Shares and 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Shares”). As of June 30, 2006, (A) 22,442,417 Company Common Shares (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, (B) 179,505 Restricted Stock Units were issued and outstanding under the Company Stock Option Plans and (C) 18,684 Company Common Shares were held in the treasury of the Company. As of the date hereof, no Company Preferred Shares are issued or outstanding. Except as set forth in this Section 4.3 or Section 4.3 of the Company Disclosure Schedule, there are no options, warrants, reserved Company Common Shares, or other rights, Contracts or arrangements of any character to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound relating to the issued or unissued Equity Interests of the Company or any Company Subsidiary, or securities convertible into or exchangeable for such Equity Interests, or obligating the Company or any Company Subsidiary to issue or sell any of its capital shares or other Equity Interests, or securities convertible into or exchangeable for such capital shares of, or other Equity Interests in, the Company or any Company Subsidiary. Since December 31, 2005, the Company has not issued any Equity Interests, or securities convertible into or exchangeable for such Equity Interests, other than those Company Common Shares reserved for issuance as set forth in this Section 4.3 or Section 4.3(a) of the Company Disclosure Schedule. All issued and outstanding Company Common Shares and all outstanding Company Options were issued in material compliance with all applicable Laws, including federal and state securities laws and all requirements set forth in applicable Contracts. There have been no repurchases of Company Common Shares pursuant to the exercise of Repurchase Rights.

(b)                                 As of June 30, 2006, the Company has reserved 7,000,000 Company Common Shares for issuance to employees, non-employee directors and consultants pursuant to the Company Stock Option Plans, of which 2,920,133 shares are subject to outstanding and unexercised Company Options and 2,088,942 shares remain available for issuance thereunder. All of the Company Common Shares subject to issuance under the Company Stock Option Plans, upon issuance prior to the Effective Time on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. True, correct and complete copies of each of the Company Stock Option Plans and the standard form of all agreements and instruments relating to or issued under each Company Stock Option Plan and all agreements and instruments relating to or issued under the Company Stock Option Plans or Company Options that differ in any material respect from such standard form agreements have been provided to Parent, and such agreements and instruments have not been amended, modified or supplemented since being provided to Parent, and there are no agreements, understandings or commitments to amend, modify or supplement such agreements or instruments in any case from those provided to Parent.

(c)                                  As of the date of this Agreement, there are no outstanding and unexercised Company Warrants.

(d)                                 Except as set forth in Section 4.3(d) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Company or any Company Subsidiary (i) restricting the transfer of, (ii) affecting the voting rights of, (iii) requiring the repurchase, redemption or disposition of, or containing any right of first refusal with respect to, (iv) requiring the registration for sale of, or (v) granting any preemptive or antidilutive right with respect to, any Company Common Shares or any other Equity Interests in the Company or any Company Subsidiary.

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Section 4.4                                      Authority.

(a)                                  The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement (other than the Company Stockholders Approval). The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (other than the Company Stockholders Approval). This Agreement has been duly authorized and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Laws affecting the rights of creditors generally and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. The Company Board has unanimously (A) approved and declared advisable this Agreement and the Merger, (B) determined that this Agreement and the terms and conditions of the Merger are fair to, advisable and in the best interests of the Company and its stockholders, and (C) directed that the adoption of this Agreement be submitted to the Company’s stockholders for approval at a meeting of such stockholders and recommended that all of the Company’s stockholders adopt this Agreement. The affirmative vote of the holders of a majority of all Company Common Shares issued and outstanding on the record date set for the meeting of the Company’s stockholders to adopt this Agreement (the “Company Stockholders Meeting”) is the only vote of the holders of capital stock of the Company necessary to adopt this Agreement and effect the Merger under applicable Law and the Company’s Certificate of Incorporation (the “Company Stockholders Approval”).

(b)                                 The Company has taken all appropriate actions so that the restrictions on “business combinations” contained in Section 203 of the DGCL will not apply with respect to or as a result of this Agreement and the transactions contemplated hereby, including the Merger, without any further action on the part of the Company’s stockholders or the Company Board. Other than Section 203 of the DGCL, no state takeover statute or similar statute or regulation is applicable to, or purports to be applicable to, this Agreement, the Merger, the Voting Agreement or any other transactions contemplated by this Agreement.

Section 4.5                                      No Conflict; Required Filings and Consents.

(a)                                  The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company and consummation of the transactions contemplated by this Agreement, subject to obtaining the Company Stockholders Approval, will not, (i) conflict with or violate any provision of the Company Certificate of Incorporation or the Company Bylaws or any equivalent organizational documents of any Company Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) have been obtained and all filings and notifications described in Section 4.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary, or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (iii) result in the creation of any Encumbrance on any of the properties or assets of the Company or any Company Subsidiary or (iv) require any consent or approval under, result in any breach of or any loss of any benefit under, or modify, accelerate or terminate any rights or obligations under, or constitute a change of control or default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation pursuant to, any Material Contract or Company Permit, except in the case of clauses (iii) and (iv), for such Encumbrances, consents or approvals that would not have a Material Adverse Effect.

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(b)                                 The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except as set forth on Section 4.5(b) of the Company Disclosure Schedule and under the Exchange Act, the Securities Act, any applicable Blue Sky Laws, the rules and regulations of AMEX, Antitrust Laws, and the filing of the Certificate of Merger as required by the DGCL.

Section 4.6                                      Permits; Compliance With Law.

(a)                                  The Company and each Company Subsidiary have been operated at all times and currently are in compliance with all Laws applicable to the Company and each Company Subsidiary and neither the Company nor any Company Subsidiary is in violation of, or has violated, any Laws applicable to the Company or any Company Subsidiary, except for violations which would not have a Material Adverse Effect.

(b)                                 The Company and each Company Subsidiary has been and is in compliance with all permits, licenses, franchises, certificates, authorizations, variances, exceptions, orders, consents, approvals, authorizations of and registrations with and under all Laws, and from all Governmental Entities required by the Company and each of its Subsidiaries to own, lease and/or operate their respective properties or other assets or to carry on their respective businesses as currently conducted (the “Company Permits”), except where the failure to have or be in compliance with the Company Permits would not have a Material Adverse Effect. All such Company Permits are in full force and effect and none of the Company Permits will become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement.

(c)                                  To the Company’s knowledge, all Persons to whom the Company and the Company Subsidiaries provide management services are, to the extent applicable, (i) certified for participation in the Medicare and Medicaid programs; and (ii) in substantial compliance with the conditions of participation of such programs and have received all approvals and/or qualifications necessary to receive reimbursement under these programs, except where the failure to be so certified or to be in such compliance would not have a Material Adverse Effect. Neither the Company nor any Company Subsidiary or, to the Company’s knowledge, any Person to whom the Company and the Company Subsidiaries provide management services, has received notice from the regulatory authorities which enforce the statutory or regulatory provisions in respect of either the Medicare or Medicaid program of any pending or threatened investigations of the Company, or any such Person to whom the Company or any Company Subsidiary provide management services and neither the Company nor any of its Subsidiaries has any reason to believe that any such investigations or surveys are pending, threatened or imminent which would have a Material Adverse Effect.

(d)                                 Except as set forth in Section 4.6(d) of the Company Disclosure Schedule, no Person to whom the Company and the Company Subsidiaries provide management services has made a claim or notified the Company or any Company Subsidiary of a dispute with respect to the legality of the Contracts between them, and to the knowledge of the Company, no Person to whom the Company and the Company Subsidiaries provide management services has threatened to terminate any Contract with the Company or any of the Company Subsidiaries. The Company and the Company Subsidiaries are in material compliance with the corporate practice of medicine laws and regulations in all applicable jurisdictions. None of the Company, any Company Subsidiary, any director, officer or employee, of the Company or any Company Subsidiary nor, to the Company’s knowledge, any Person to whom the Company and the Company Subsidiaries provide management services has been excluded from participation in any Federal health care program or State health care program (as such terms are defined by the Social Security Act).

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Section 4.7                                      SEC Filings; Financial Statements.

(a)                                  The Company has filed on a timely basis all forms, reports, statements, Certifications, schedules and documents (including items incorporated by reference) (collectively, the “Company SEC Reports”) required to be filed by it with the SEC since January 1, 2003. Except to the extent available in full without redaction on the SEC’s web site through the Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”), including those filed on or after the date of this Agreement, the Company has Made Available to Parent copies of, in the form filed with the SEC, all of the Company SEC Reports required to be filed by it with the SEC since January 1, 2003. No Company Subsidiary is or has been required to file any form, report, statement, Certification, schedule or other document with the SEC.

(b)                                 Except as set forth in Section 4.7(b) of the Company Disclosure Schedule, each of the Company SEC Reports (i) as of the date of the filing of such report, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and, to the extent then applicable, SOXA, including in each case, the rules and regulations thereunder, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c)                                  Except as set forth in Section 4.7(c) of the Company Disclosure Schedule, each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Company Financial Statements”), including each of the Company SEC Reports filed after the date of this Agreement until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act), and (iii) fairly presented the consolidated financial position of the Company and the Company Subsidiaries as at the respective dates thereof and the consolidated results of Company’s and the Company Subsidiaries’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring immaterial year-end adjustments in accordance with GAAP. The balance sheet of the Company as of December 31, 2005 (the “Company Balance Sheet Date”) contained in the Company SEC Reports is hereinafter referred to as the “Company Balance Sheet.”  Neither the Company nor any Company Subsidiary has any liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet that are, individually or in the aggregate, material to the business, results of operations or financial condition of the Company and the Company Subsidiaries taken as a whole, except for (A) liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice which are of the type that typically recur and which do not result from any breach of contract, tort or violation of any Law, (B) those specifically set forth or specifically and adequately reserved against in the Company Balance Sheet, and (C) the fees and expenses of investment bankers, attorneys and accountants incurred in connection with this Agreement. Except as reflected in the Company Financial Statements, neither the Company nor any Company Subsidiary is a party to any material off-balance sheet arrangements (as defined in Item 303 of Regulation S-K). All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with GAAP consistently applied. The books and records of the Company and each Company Subsidiary have been maintained, and are being maintained, in all material respects, in accordance with applicable Law and accounting requirements, and the Company Financial Statements are consistent with such books and records.

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(d)                                 The Company has Made Available to Parent, or will, prior to the Closing, make available to Parent, a true, correct and complete copy of (i) any amendments or modifications, which have not yet been filed with the SEC but that are required to be filed, to Contracts or documents that previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act, and (ii) any correspondence between the Company and the SEC (including all comment letters received by the Company from the SEC and all responses to such comment letters by or on behalf of the Company) for the Company’s three (3) prior fiscal years. No investigation by the SEC with respect to the Company or any Company Subsidiary is pending or, to the Company’s knowledge, threatened.

(e)                                  As of the date of this Agreement, the Company is in compliance with the applicable listing and corporate governance rules and regulations of the AMEX.

(f)                                    Neither the Company nor any Company Subsidiary nor any director or officer, nor, to the Company’s knowledge, any employee, auditor, accountant or Representative of the Company or any Company Subsidiary, has received any complaint, allegation, assertion or claim, in each case, regarding the accounting or auditing practices, procedures, methodologies or methods or potential fraudulent conduct of the Company or any Company Subsidiary or their respective internal controls, or any material inaccuracy in the Company’s financial statements, including any complaint, allegation, assertion or claim that the Company or any Company Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing the Company or any Company Subsidiary, or current or former employee of the Company or of any Company Subsidiary, has reported to the Company Board or any committee thereof or to any director or officer of the Company evidence of a violation of securities Laws, breach of fiduciary duty, fraudulent conduct or similar violation by the Company or any of its officers, directors, employees or agents.

Section 4.8                                      Disclosure Documents.

(a)                                  The Proxy Statement and any Other Filings made by the Company, and any amendments or supplements thereto, at (i) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the Company’s stockholders, and (ii) the time of the Company Stockholders Meeting will, except with respect to information about Parent, comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Laws.

(b)                                 The Proxy Statement and any Other Filings made by the Company, any information supplied to Parent for inclusion or incorporation by reference in the Form S-4 and any amendments or supplements thereto, do not, and will not, at (i) the time the Proxy Statement or Form S-4 (or any amendment thereof or supplement thereto) is first mailed to the Company’s stockholders, (ii) the time of the Company Stockholders Meeting and (iii)  at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein about Parent or Merger Sub supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement.

Section 4.9                                      Absence of Certain Changes or Events. Since December 31, 2005, the Company and each of its Subsidiaries have conducted their businesses in the ordinary course consistent with past practices and, since such date: (i) there has not been any Material Adverse Effect or an event or development that would be reasonably likely to have, individually or in the aggregate, a Material Adverse

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Effect; and (ii) there has not been any action that would require the consent of Parent pursuant to Section 6.1.

Section 4.10                                Employee Benefit Plans.

(a)                                  Prior to the date of this Agreement, the Company has Made Available to Parent a true, correct and complete copy of, with respect to the Company, any Company Subsidiary and any ERISA Affiliate, (i) all employee benefit plans within the meaning of Section 3(3) of ERISA, (ii)  all stock option, stock purchase, phantom stock, stock appreciation right, stock-based compensation, supplemental retirement, severance, sabbatical, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, retirement, deferred compensation or incentive plans, programs and arrangements, and (iv) other fringe and employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees under which any of the Company or any Company Subsidiary or ERISA Affiliate could reasonably be expected to have any liability (all of the foregoing described in clauses (i) through (iv), collectively, the “Company Benefit Plans”), and any related plan documents (including adoption agreements, vendor Contracts and administrative services agreements, trust documents, insurance policies or Contracts, including policies relating to fiduciary liability insurance, bonds required by ERISA, amendments to the Company Benefit Plans, employee booklets, summary plan descriptions, and summaries of material modifications and any material employee communications of the Company relating to changes to the Company Benefit Plans) and has, with respect to each Company Benefit Plan that is subject to ERISA reporting requirements, Made Available to Parent true, correct and complete copies of the Form 5500 reports filed (including all audits, financial statements, schedules and attachments thereto), and any applicable non-discrimination tests conducted, for the last three (3) plan years. Each Company Benefit Plan can be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms, without liability to Parent or its Subsidiaries. Any Company Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has obtained from the IRS a current favorable determination letter as to its qualified status under the Code. The Company has also Made Available to Parent a true, correct and complete copy of the most recent such IRS determination letter, with respect to each such Company Benefit Plan, and nothing has occurred since the issuance of each such letter that could reasonably be expected to cause the loss of the Tax-qualified status of any Company Benefit Plan subject to Section 401(a) of the Code. The Company has also Made Available to Parent all registration statements and prospectuses and investment policy statements prepared in connection with each Company Benefit Plan. All individuals who, pursuant to the terms of any Company Benefit Plan, are entitled to participate in any Company Benefit Plan, are currently participating in such Company Benefit Plan or have been offered an opportunity to do so and have declined in writing. Except as otherwise disclosed on Section 4.10(a) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary nor any ERISA Affiliate sponsors or maintains any self-funded employee benefit plan, including any plan to which a stop-loss policy applies.

(b)                                 None of the Company Benefit Plans promises or provides retiree medical or other retiree welfare benefits to any Person other than as required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) or applicable state law. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) with respect to any Company Benefit Plan that is not exempt under Section 408 of ERISA. Each Company Benefit Plan has been administered in accordance with its terms and the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and the Company, each Company Subsidiary and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Benefit Plans. Neither the Company nor any

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Company Subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Benefit Plans. All contributions required to be made by the Company, any Company Subsidiary or any ERISA Affiliate to any Company Benefit Plan have been made on or before their due dates and, to the extent required by GAAP, all amounts have been accrued for the current plan year (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business, consistent with past practice, after the Company Balance Sheet Date as a result of the operations of the Company and the Company Subsidiaries after the Company Balance Sheet Date). In addition, with respect to each Company Benefit Plan intended to include a Code Section 401(k) arrangement, the Company and each Company Subsidiary and ERISA Affiliate have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Company Benefit Plan is subject to, and neither the Company nor any Company Subsidiary or ERISA Affiliate has incurred or reasonably expects to incur any liability under Title IV of ERISA (other than for the payment of insurance premiums to the Pension Benefit Guaranty Corporation). No Company Benefit Plan has an accumulated funding deficiency within the meaning of Section 412 of the Code. With respect to each Company Benefit Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, the Company has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Company Benefit Plan. No suit, administrative proceeding, action or other litigation has been brought or is threatened, against the Company or any Company Subsidiary or with respect to any such Company Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor.

(c)                                  Neither the Company nor any Company Subsidiary or ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA. There has been no termination or partial termination of any Company Benefit Plan within the meaning of Section 411(d)(3) of the Code.

(d)                                 Except as otherwise disclosed on Section 4.10(d) of the Company Disclosure Schedule, the consummation of the Merger or any other transaction contemplated hereby or any termination of employment or service in connection therewith or subsequent thereto will not (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person other than accrued payments, (ii) materially increase or otherwise enhance any benefits otherwise payable by the Company or any Company Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company or any Company Subsidiary to any Person.

(e)                                  Except as otherwise disclosed on Section 4.10(e) of the Company Disclosure Schedule, neither the Company, any ERISA Affiliate or any Company Subsidiary has granted, or is a party to any contract that grants, any compensation, equity award or bonus that could be deemed deferred compensation within the meaning of Section 409A of the Code, and neither the Company, any Company Subsidiary or any ERISA Affiliate has any liability or obligation to make any payments or issue any equity award or bonus that could be deemed deferred compensation within the meaning of Section 409A of the Code. Neither the Company, any Company Subsidiary or any ERISA Affiliate sponsors, maintains or administers any Company Benefit Plan that would be deemed a deferred compensation plan within the meaning of Section 409A of the Code.

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(f)                                    Each of the Company and each Company Subsidiary is in compliance in all material respects with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act. The Company and each Company Subsidiary has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits, and other compensation due to or on behalf of such employees, independent contractors or consultants in accordance with applicable Law. Neither the Company nor any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). The Company has Made Available to Parent a description of all pending controversies between the Company or any Company Subsidiary and any of their respective employees, with respect to which the Company or any Company Subsidiary has received notice from a Governmental Entity regarding an action, suit, proceeding, claim, arbitration or investigation.

(g)                                 Neither the Company nor any of the Company Subsidiaries has any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which the Company has established a reserve for such amount on the Company Balance Sheet in accordance with GAAP and (ii) pursuant to Contracts entered into after the Company Balance Sheet Date. Neither the Company nor any Company Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary has any duty to bargain with any labor organization.

(h)                                 To the knowledge of the Company, no employee of the Company or any Company Subsidiary is in violation of any term of any employment agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by the Company or any Company Subsidiary or to the use of trade secrets or proprietary information of others. No officer (at the level of vice president or above) or director of operations of the Company or any Company Subsidiary has given notice of termination or resignation to the Company or any Company Subsidiary, nor does the Company otherwise have knowledge that any such officer or director of operations intends to terminate his or her service with the Company or any Company Subsidiary. Except as set forth in Section 4.10(h) of the Company Disclosure Schedule, the employment of each of the employees of the Company or any Company Subsidiary is on an “at will” basis, and the Company and each Company Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees (other than as provided under applicable Law).

(i)                                     Each of the Company and each Company Subsidiary has Made Available to Parent a true, correct and complete list of the names of all current officers, directors, consultants and employees of the Company and each Company Subsidiary showing each such person’s name, position, rate of annual remuneration, status as exempt/non-exempt and bonuses for the current fiscal year and the most recently completed fiscal year.

(j)                                     Each of the Company and each Company Subsidiary has Made Available to Parent true, correct and complete copies of each of the following:  (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and forms of agreements with current and former consultants and/or advisory board members, (iv) all forms of

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confidentiality, non-competition and/or invention agreements by and between current and former employees, consultants and/or others and the Company or any Company Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) all management organization chart(s), (vi) all agreements and/or insurance policies providing for the indemnification of any officers or directors of the Company or any Company Subsidiary, (vii) a summary of the Company’s standard severance policy, (viii) a summary of outstanding liability for termination payments and benefits to current and former directors, officers, employees and consultants of the Company or any Company Subsidiary, and (ix) a schedule of bonus commitments made to employees of the Company or any Company Subsidiary.

(k)                                  The Company and each Company Subsidiary is in compliance in all material respects with the Worker Adjustment Retraining Notification Act of 1988, as amended (“WARN Act”), and all similar state or local Laws. In the past two (2) years (i) the Company has not effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any Company Subsidiary, and (iii) the Company has not engaged in activity that may trigger application of the WARN Act or any similar state, local or foreign law or regulation. The Company has not caused any of its employees to suffer an “employment loss” (as defined in the WARN Act) during the 90-day period prior to the date of this Agreement.

Section 4.11                                Contracts.

(a)                                  The Company has Made Available to Parent, true, correct and complete copies of each Contract in effect or otherwise binding on the Company or any Company Subsidiary or any of their respective properties or assets that are material to the operation, or outside the ordinary course, of the Company’s and each of the Company Subsidiaries’ businesses or which involve consideration or other obligations in excess of $100,000 annually (collectively, the “Material Contracts”).

(b)                                 Each Material Contract is (i) valid, binding and enforceable upon the Company or the Company Subsidiary that is a party thereto, and, to the Company’s knowledge, each other party thereto, and is, and (ii) following consummation of the transactions contemplated by the Agreement shall remain, in full force and effect, except in the case of clauses (i) and (ii) would not be material to the Company and the Company Subsidiaries, taken as a whole. There are no defaults or breaches under any Material Contract by the Company or any Company Subsidiary, or, to the Company’s knowledge, any other party thereto, except for such defaults or breaches as would not be material to the Company and the Company Subsidiaries, taken as a whole. As of the date hereof, none of the Company or any Company Subsidiary has knowledge of, or has received notice of, any actual or alleged violation or default under (or any condition that with the passage of time or the giving of notice or both would cause such a violation of or default under) any Material Contract of the Company. All Material Contracts are in written form.

Section 4.12                                Litigation. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending or, to the Company’s knowledge, threatened against the Company or any Company Subsidiary or, to the Company’s knowledge, for which the Company or any Company Subsidiary is obligated to indemnify a third party. Neither the Company nor, any Company Subsidiary is subject to any judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity which prohibits or restricts the consummation of the transactions contemplated herein or has had or would have a Material Adverse Effect. There has not been since December 31, 2001, nor are there currently, any internal investigations or inquiries being conducted by the Company, the Company Board (or any committee thereof) or any third party at the request of any

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of the foregoing concerning any financial, accounting, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct, violation of Company policy or other misfeasance or malfeasance issues that would have a Material Adverse Effect, and all records relating to such internal investigations have been Made Available to Parent. Neither the Company  nor any Company Subsidiary has any material action, suit, proceeding, claim, mediation or arbitration pending against any other Person.

Section 4.13                                Environmental Matters.

(a)                                  The Company and each Company Subsidiary are in material compliance with all Environmental Laws.

(b)                                 There are no existing claims or to the knowledge of the Company, any reasonable basis for claims under any Environmental Laws against the Company, any Company Subsidiary or, to the knowledge of the Company, any Person for which the Company has financial responsibility.

(c)                                  To the knowledge of the Company, there have been no Releases of any Hazardous Materials at any Facility currently leased or operated by Company or any Company Subsidiary or at any Facility leased or operated by Company or any Company Subsidiary, during the Company’s or Company Subsidiary’s term of lease or operation, in such quantities that could give rise to obligations or liabilities under any Environmental Laws that would have a Material Adverse Effect.

(d)                                 To the knowledge of the Company, neither the Company nor any Company Subsidiary manufactures or distributes any product in the State of California that requires a warning mandated by the California Safe Drinking Water and Toxic Enforcement Act of 1986.

(e)                                  Neither the Company nor any Company Subsidiary is a party, whether as a direct signatory or as successor, assign or third party beneficiary, to any Contract (excluding insurance policies, leases and the documents included in Section 4.3(d) of the Company Disclosure Schedule) under which the Company or any Company Subsidiary is obligated by or entitled to the benefits of any representation, warranty, indemnification, covenant, release, waiver or restriction concerning Environmental Laws or Hazardous Materials.

(f)                                    There are no consent decrees, consent orders, judgments or judicial or administrative orders under Environmental Laws entered into by any Governmental Entity and the Company or any Company Subsidiary or to the knowledge of the Company any Person for which the Company has or may have financial responsibility, or judgments, judicial order or administrative orders under Environmental Laws issued by any Governmental Entity against the Company, any Company Subsidiaries or to the knowledge of the Company any Person for which the Company has or may have financial responsibility.

Section 4.14                                Intellectual Property.

Except as would not have a Material Adverse Effect, the Company and each of the Company Subsidiaries own or have a valid license to use all Intellectual Property (collectively, the “Company Intellectual Property”) necessary to carry on  the business of the Company and the Company Subsidiaries taken as a whole, as currently conducted and none of such Company Intellectual Property is subject to material Encumbrances. Immediately following the Closing, the Company Intellectual Property will continue in full force and effect and shall be transferable, alienable or licensable by the Company to the same extent as immediately prior to the Closing without any additional notices or payments of any kind to any third party. Neither the Company nor any Company Subsidiary has received any written notice of the infringement of or challenge to the validity or enforceability of, and, to the Company’s knowledge, there

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are no claims pending with respect to the rights of others to the use of, any Company Intellectual Property that, in any such case as would have a Material Adverse Effect. To the Company’s knowledge, there is no basis for any such claims. To the Company’s knowledge, no other person is infringing any Company Intellectual Property, except such infringement as would not have a Material Adverse Effect. To the Company’s knowledge, neither the Company nor any Company Subsidiary, nor the respective businesses thereof as currently conducted, violates or infringes the Intellectual Property of any other Person, except such violations and infringement as would not have a Material Adverse Effect. The only registered Company Intellectual Property is the name “Radiologix.”

Section 4.15                                Taxes.

(a)                                  All material Tax Returns required to be filed with any taxing authority by, or with respect to, the Company and the Company Subsidiaries have been filed in accordance with all applicable Laws; the Company and the Company Subsidiaries have timely paid all taxes shown as due and payable on the Company Returns that have been so filed, and as of the time of the filing, the Company Returns correctly and completely reflected all material facts regarding the income, business, assets, operations, activities and the status of the Company and the  Company Subsidiaries (other than taxes which are being contested in good faith and for which adequate reserves are reflected on the Company Balance Sheet); the charges, accruals and reserves for taxes with respect to the Company and the Company Subsidiaries reflected on the Company Balance Sheet are adequate under GAAP to  cover the tax liabilities accruing through the date thereof; there is no  action, suit, proceeding, audit or claim pending against or, to the knowledge of the Company, threatened or proposed with respect to the Company or any of the Company Subsidiaries in respect of any material amount of tax; neither the Company nor any of the Company Subsidiaries has been a member of an affiliated, consolidated, combined or  unitary group, other than one of which the Company was a common parent; neither the Company nor any Company Subsidiary is a party to any Tax allocation or sharing agreement; neither the Company nor any Company Subsidiary has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns that remain outstanding; and to the knowledge of the Company, neither the Company nor any Company Subsidiary has engaged in any transaction that could give rise to (i) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (iii) a disclosure obligation as a “reportable transaction” under section 6011 of the Code and the  regulations thereunder. The total adjusted basis for federal income tax purposes of the assets to be transferred to Parent by the Company in the Merger will, at the time of the Merger, equal or exceed the sum of the liabilities to be assumed (within the meaning of Section 357(d) of the Code) by Parent.

(b)                                 Section 4.15(b) of the Company Disclosure Schedule lists each Person that is a party to any Contract with the Company or any Company Subsidiary (including this Agreement and the arrangements contemplated hereby) that, individually or collectively, could be characterized as a “parachute payment” within the meaning of Section 280G of the Code (or any corresponding or similar provision of state, local or foreign Tax Law), which could give rise to the payment of any amount (whether in cash or property, including shares of capital stock) that would not be deductible pursuant to the terms of Sections 162(a)(1), 162(m), 162(n) or 280G of the Code, and  would be subject to the excise tax under Section 4999 of the Code.

Section 4.16                                Insurance. True and complete copies of all insurance policies and binders of all insurance covering all material assets, business, equipment, properties, operations, employees, officers and directors of the Company and the Company Subsidiaries have been Made Available to Parent. The coverage under each such policy and binder is in full force and effect, and no notice of cancellation or non-renewal has been received by the Company or any Company Subsidiary. There is no material claim

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pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and the Company and each Company Subsidiary is otherwise in compliance in all material respects with the terms of such policies and bonds. Neither the Company nor any Company Subsidiary has been notified of any threatened termination of, or material premium increase with respect to, any such policies or bonds. The Company maintains insurance coverage in such amounts and covering such risks, and with such deductibles, as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance).

Section 4.17                                Opinion of Company Financial Advisor. The Company Board has received the opinion of Bear, Stearns & Co. Inc. (the “Company Financial Advisor”) addressed to the Company Board as of the date of this Agreement, to the effect that the Merger Consideration to be received by the holders of Company Common Shares, is fair from a financial point of view to such holders, and the Company will deliver to Parent a true, correct and complete copy of such opinion promptly following the Company’s receipt thereof.

Section 4.18                                Brokers. Except for fees payable to the Company Financial Advisor as set forth in the engagement letter between the Company and the Company Financial Advisor, dated May 16, 2006 (the “Engagement Letter”), a correct and complete version of which has been Made Available by the Company to Parent, neither the Company nor any Affiliate of the Company is obligated for the payment of any fees or expenses of any investment banker, broker, advisor or similar party in connection with the origin, negotiation or execution of this Agreement or in connection with the Merger or any other transaction contemplated by this Agreement, and none of Parent, Acquirer Management or Merger Sub will incur or succeed to any liability, either directly or indirectly, to any such investment banker, broker, advisor or similar party as a result of this Agreement, the Merger or any act or omission of the Company, any of its Affiliates or any of their respective Representatives or stockholders. No such engagement letter obligates the Company to continue to use the services of the Company Financial Advisor following the Merger or pay the fees or expenses of the Company Financial Advisor in connection with any transaction other than the Merger following consummation of the Merger.

Section 4.19                                Properties.

(a)                                  Neither the Company nor any of the Company Subsidiaries owns any real property interests as of the date hereof. The Company has Made Available to Parent true, correct and complete copies of all material real property and equipment leases (each a “Lease” and collectively, the “Leases”) to which the Company or a Company Subsidiary is a party as of the date hereof and each amendment thereto that is in effect as of the date hereof. All Leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event that with notice or lapse of time, or both, would constitute a default) by the Company or any Company Subsidiary, or to the Company’s knowledge, by any other party thereto that would give rise to a material claim against the Company or any Company Subsidiary that would have a Material Adverse Effect.

(b)                                 Each of the Company and the Company Subsidiaries has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, in each case, free and clear of any Encumbrances, except for Permitted Encumbrances or as reflected in the Company Financial Statements and except for Encumbrances for Taxes not yet due and payable and such Encumbrances or other imperfections of title, if any, that are not material in character, amount or extent, and that do not

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materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

(c)                                  The equipment of the Company and each Company Subsidiary that are used in the operations of their respective businesses are (i) suitable for the uses to which they are currently employed, (ii) in good operating condition and repair, subject to normal wear and tear, (iii) regularly and properly maintained, (iv) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice, and (v) to the Company’s knowledge, free from any material defects or deficiencies, except in the case of clauses (i) through (v) above, would not have a Material Adverse Effect.

Section 4.20                                Interested Party Transactions. Except as disclosed in the Company’s definitive proxy statements included in the Company SEC Reports, since December 31, 2000, no event has occurred and no relationship exists that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K.

Section 4.21                                Affiliates. Except for certain stockholders and the directors and executive officers of the Company, each of whom is listed in Section 4.21 of the Company Disclosure Schedule, there are no persons who, to the Company’s knowledge, may be deemed to be affiliates of the Company under Rule 145 promulgated under the Securities Act.

ARTICLE 5
Representations and Warranties of Parent and Merger Sub

Except as set forth in the disclosure schedule delivered by Parent, Acquirer Management and Merger Sub to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”), which identifies exceptions by specific Section references, Parent, Acquirer Management and Merger Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1                                      Organization and Qualification; Subsidiaries.

(a)                                  Parent is a corporation duly organized, validly existing and in good standing under the laws of the State of New York. Each Subsidiary of Parent (each a “Parent Subsidiary” and, collectively, the “Parent Subsidiaries”) has been duly organized, and is validly existing and in good standing, under the laws of the jurisdiction of its incorporation or organization, as the case may be. Each of Parent and each Parent Subsidiary has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted and as currently proposed by it to be conducted. Each of Parent and each Parent Subsidiary is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification, licensing or good standing necessary.

(b)                                 None of Parent or any Parent Subsidiary holds an Equity Interest in any other Person (other than a Parent Subsidiary), except as set forth in Section 5.1(b) of the Parent Disclosure Schedule. Parent is a direct or indirect owner of all of the issued and outstanding Equity Interests of each Parent Subsidiary, and all shares of capital stock or limited liability company interests of each Parent Subsidiary are duly authorized, validly issued, fully paid and nonassessable. All of the Equity Interests of each Parent Subsidiary are owned directly or indirectly by Parent free and clear of all Encumbrances except Permitted Encumbrances and are not subject to any preemptive right or right of first refusal created by statute, the certificate or articles of incorporation and bylaws or other equivalent organizational documents, as applicable, of such Parent Subsidiary or any Contract to which such Parent Subsidiary is a

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party or by which it is bound; provided, however, that the Equity Interests of each Parent Subsidiary are pledged pursuant to Parent’s senior credit facility. There are no outstanding contractual obligations of Parent or any Parent Subsidiary to loan funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Parent Subsidiary or any other Person, other than guarantees by Parent of any Indebtedness or other obligations of any wholly owned Parent Subsidiary as set forth in Section 5.1(b) of the Parent Disclosure Schedule.

(c)                                  There are no outstanding Contracts of any character relating to the issued or unissued capital stock or other securities of any Parent Subsidiary, or otherwise obligating Parent or any Parent Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities of a Parent Subsidiary.

Section 5.2                                      Certificate of Incorporation and Bylaws; Corporate Books and Records. The copy of Parent’s Certificate of Incorporation, and all amendments thereto (the “Parent Certificate of Incorporation”), and the copy of the Parent’s Amended and Restated Bylaws (the “Parent Bylaws”) that were Made Available to the Company are true, correct and complete copies thereof as in effect on the date hereof. Parent has Made Available to the Company a true, correct and complete copy of the certificate or articles of incorporation and the bylaws or other equivalent organizational documents, as applicable, of each Parent Subsidiary, in each case as amended to date. Parent has Made Available to the Company copies of all charters of each committee of the Parent Board and any code of conduct or similar policy adopted by Parent. Neither Parent nor any Parent Subsidiary is in violation of any of the provisions of its certificate or articles of incorporation or bylaws or equivalent organizational documents. True, correct and complete copies of all minute books of Parent and the Parent Subsidiaries (containing records of all proceedings, consents, actions and meetings of the Board of Directors, committees of the Board of Directors and stockholders of the Parent and each Parent Subsidiary) have been Made Available by Parent to the Company. The minute books of Parent and each Parent Subsidiary provided to the Company contain accurate summaries of all meetings of directors and stockholders or actions by written consent of the directors and stockholders of Parent and the respective Parent Subsidiaries through the date of this Agreement.

Section 5.3                                      Capitalization.

The authorized capital shares of Parent consist of 100,000,000 Parent Common Shares and 10,000,000 shares of preferred stock, par value $0.01 per share (the “Parent Preferred Shares”). As of June 28, 2006, (A) 42,066,646 Parent Common Shares (other than treasury shares) were issued and outstanding, all of which were validly issued and fully paid, nonassessable and free of preemptive rights, and (B) 1,825,000 Parent Common Shares were held in the treasury of Parent. As of the date hereof, no Parent Preferred Shares are issued or outstanding. Except as set forth in this Section 5.3 or Section 5.3 of the Parent Disclosure Schedule, there are no options, warrants, reserved Parent Common Shares, or other rights, Contracts or arrangements of any character to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound relating to the issued or unissued Equity Interests of Parent or any Parent Subsidiary, or securities convertible into or exchangeable for such Equity Interests, or obligating Parent or any Parent Subsidiary to issue or sell any of its capital shares or other Equity Interests, or securities convertible into or exchangeable for such capital shares of, or other Equity Interests in, Parent or any Parent Subsidiary. Since December 31, 2005, Parent has not issued any Equity Interests, or securities convertible into or exchangeable for such Equity Interests, other than those Parent Common Shares reserved for issuance as set forth in this Section 5.3 or Section 5.3 of the Parent Disclosure Schedule. All issued and outstanding Parent Common Shares and all outstanding Parent Options were issued in material compliance with all applicable Laws, including federal and state securities laws and all requirements set forth in applicable Contracts. There have been no repurchases of Parent Common Shares pursuant to the exercise of Repurchase Rights.

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Section 5.4                                      Authority.

Each of Parent, Acquirer Management and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement (other than the Parent Stockholders Approval). The execution and delivery of this Agreement by each of Parent, Acquirer Management and Merger Sub and the consummation by each of Parent, Acquirer Management and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action (other than the Parent Stockholders Approval). This Agreement has been duly authorized and validly executed and delivered by each of Parent, Acquirer Management and Merger Sub and constitutes a legal, valid and binding obligation of each of Parent, Acquirer Management and Merger Sub, enforceable against each of Parent, Acquirer Management and Merger Sub in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Laws affecting the rights of creditors generally and (ii) rules of Law governing specific performance, injunctive relief and other equitable remedies. The Parent Board has unanimously (A) approved and declared advisable this Agreement and the Merger, (B) determined that this Agreement and the terms and conditions of the Merger are fair to, advisable and in the best interests of Parent and its stockholders, and (C) directed that the adoption of this Agreement be submitted to Parent’s stockholders for approval at a meeting of such stockholders and recommended that all of Parent’s stockholders adopt this Agreement. The affirmative vote of the holders of a majority of all Parent Common Shares issued and outstanding on the record date set for the meeting of Parent’s stockholders to adopt this Agreement (the “Parent Stockholders Meeting”) is the only vote of the holders of capital stock of Parent necessary to adopt this Agreement and effect the Merger under applicable Law and Parent’s Certificate of Incorporation (the “Parent Stockholders Approval”). The affirmative vote of the sole stockholder of Merger Sub to adopt this Agreement is the only vote of the stockholders of Merger Sub necessary to adopt this Agreement under applicable Law and Merger Sub’s Certificate of Incorporation.

Section 5.5                                      No Conflict; Required Filings and Consents.

(a)                                  The execution and delivery of this Agreement by Parent, Acquirer Management and Merger Sub do not, and the performance of this Agreement by Parent, Acquirer Management and Merger Sub and consummation of the transactions contemplated by this Agreement, subject to obtaining the Parent Stockholders Approval, will not, (i) conflict with or violate any provision of the Parent Certificate of Incorporation or the Parent Bylaws of or any equivalent organizational documents of any Parent Subsidiary, (ii) assuming that all consents, approvals, authorizations and permits described in Section 5.5(b) have been obtained and all filings and notifications described in Section 5.5(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent, Acquirer Management and Merger Sub or any Parent Subsidiary, or by which any property or asset of Parent, Acquirer Management and Merger Sub or any Parent Subsidiary is bound or affected, (iii) result in the creation of any Encumbrance on any of the properties or assets of the Parent or any Parent Subsidiary or (iv) require any consent or approval under, result in any breach of or any loss of any benefit under, or modify, accelerate or terminate any rights or obligations under, or constitute a change of control or default (or an event that with notice or lapse of time or both would become a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation pursuant to, any Material Contract or Parent Permit, except in the case of clauses (iii) and (iv), for such Encumbrances, consents or approvals that would not have a Parent Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by Parent, Acquirer Management and Merger Sub do not, and the performance of this Agreement by Parent, Acquirer Management and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or any other Person, except as set forth on Section 5.5(b) of the

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Parent Disclosure Schedule and under the Exchange Act, the Securities Act, any applicable Blue Sky Laws, the rules and regulations governing OTCBB securities, Antitrust Laws, and the filing of the Certificate of Merger as required by the DGCL.

Section 5.6                                      Permits; Compliance With Law.

(a)                                  Parent and each Parent Subsidiary have been operated at all times and currently are in compliance with all Laws applicable to Parent and each Parent Subsidiary and neither Parent nor any Parent Subsidiary is in violation of, or has violated, any Laws applicable to Parent or any Parent Subsidiary, except for violations which would not have a Parent Material Adverse Effect.

(b)                                 Parent and each Parent Subsidiary has been and is in compliance with all permits, licenses, franchises, certificates, authorizations, variances, exceptions, orders, consents, approvals, authorizations of and registrations with and under all Laws, and from all Governmental Entities required by Parent and each of its Subsidiaries to own, lease and/or operate their respective properties or other assets or to carry on their respective businesses as currently conducted (the “Parent Permits”), except where the failure to have or be in compliance with the Parent Permits would not have a Material Adverse Effect. All such Parent Permits are in full force and effect and none of the Parent Permits will become terminable, in whole or in part, as a result of the transactions contemplated by this Agreement.

(c)                                  To Parent’s knowledge, all Persons to whom Parent and the Parent Subsidiaries provide management services are, to the extent applicable, (i) certified for participation in the Medicare and Medicaid programs; and (ii) in substantial compliance with the conditions of participation of such programs and have received all approvals and/or qualifications necessary to receive reimbursement under these programs, except where the failure to be so certified or to be in such compliance would not have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received notice from the regulatory authorities which enforce the statutory or regulatory provisions in respect of either the Medicare or Medicaid program of any pending or threatened investigations of Parent, and neither Parent nor any of its Subsidiaries has any reason to believe that any such investigations or surveys are pending, threatened or imminent which would have a Parent Material Adverse Effect.

(d)                                 Parent and the Parent Subsidiaries are in material compliance with the corporate practice of medicine laws and regulations in all applicable jurisdictions. None of Parent, any Parent Subsidiary, or any director, officer or employee of Parent or any Parent Subsidiary has been excluded from participation in any Federal health care program or State health care program (as such terms are defined by the Social Security Act.

Section 5.7                                      SEC Filings; Financial Statements.

(a)                                  Parent has filed on a timely basis all forms, reports, statements, Certifications, schedules and documents (including items incorporated by reference) (collectively, the “ Parent SEC Reports”) required to be filed by it with the SEC since January 1, 2003. Except to the extent available in full without redaction on the SEC’s web site through EDGAR, including those filed on or after the date of this Agreement, Parent has Made Available to the Company copies of, in the form filed with the SEC, all of the Parent SEC Reports required to be filed by it with the SEC since January 1, 2003. No Parent Subsidiary is or has been required to file any form, report, statement, Certification, schedule or other document with the SEC.

(b)                                 Each of the Parent SEC Reports (i) as of the date of the filing of such report, complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and, to the extent then applicable, SOXA, including in each case, the rules and regulations

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thereunder, and (ii) as of its filing date (or, if amended or superseded by a subsequent filing prior to the date hereof, on the date of such filing) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(c)                                  Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports (the “Parent Financial Statements”), including each of the Parent SEC Reports filed after the date of this Agreement until the Closing, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Form 10-Q, Form 8-K or any successor form under the Exchange Act), and (iii) fairly presented the consolidated financial position of Parent and the Parent Subsidiaries as at the respective dates thereof and the consolidated results of Parent’s and the Parent Subsidiaries’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements may not contain footnotes and were or are subject to normal and recurring immaterial year-end adjustments in accordance with GAAP. The balance sheet of Parent as of October 31, 2005 (the “Parent Balance Sheet Date”) contained in the Parent SEC Reports is hereinafter referred to as the “Parent Balance Sheet.”  Neither Parent nor any Parent Subsidiary has any liabilities (absolute, accrued, contingent or otherwise) required under GAAP to be set forth on a balance sheet that are, individually or in the aggregate, material to the business, results of operations or financial condition of Parent and the Parent Subsidiaries taken as a whole, except for (A) liabilities incurred since the Parent Balance Sheet Date in the ordinary course of business consistent with past practice which are of the type that typically recur and which do not result from any breach of contract, tort or violation of any Law, (B) those specifically set forth or specifically and adequately reserved against in the Parent Balance Sheet, and (C) the fees and expenses of investment bankers, attorneys and accountants incurred in connection with this Agreement. Except as reflected in the Parent Financial Statements, neither Parent nor any Parent Subsidiary is a party to any material off-balance sheet arrangements (as defined in Item 303 of Regulation S-K). All reserves that are set forth in or reflected in the Parent Balance Sheet have been established in accordance with GAAP consistently applied. The books and records of Parent and each Parent Subsidiary have been maintained, and are being maintained, in all material respects, in accordance with applicable Law and accounting requirements, and the Parent Financial Statements are consistent with such books and records.

(d)                                 Parent has Made Available to the Company, or will, prior to the Closing, make available to the Company, a true, correct and complete copy of (i) any amendments or modifications, which have not yet been filed with the SEC but that are required to be filed, to Contracts or documents that previously had been filed by Parent with the SEC pursuant to the Securities Act or the Exchange Act, and (ii) any correspondence between Parent and the SEC (including all comment letters received by Parent from the SEC and all responses to such comment letters by or on behalf of Parent) for Parent’s three (3) prior fiscal years. No investigation by the SEC with respect to Parent or any Parent Subsidiary is pending or, to Parent ‘s knowledge, threatened.

(e)                                  As of the date of this Agreement, Parent is in compliance with the applicable listing and corporate governance rules and regulations of the OTCBB.

(f)                                    Neither Parent nor any Parent Subsidiary nor any director or officer, nor, to Parent’s knowledge, any employee, auditor, accountant or Representative of Parent or any Parent Subsidiary, has received any complaint, allegation, assertion or claim, in each case, regarding the accounting or auditing practices, procedures, methodologies or methods or potential fraudulent conduct of Parent or any Parent Subsidiary or their respective internal controls, or any material inaccuracy in Parent’s financial statements, including any complaint, allegation, assertion or claim that Parent or any Parent

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Subsidiary has engaged in questionable accounting or auditing practices. No attorney representing Parent or any Parent Subsidiary, or current or former employee of Parent or of any Parent Subsidiary, has reported to the Parent Board or any committee thereof or to any director or officer of Parent evidence of a violation of securities Laws, breach of fiduciary duty, fraudulent conduct or similar violation by Parent or any of its officers, directors, employees or agents.

Section 5.8                                      Disclosure Documents.

(a)                                  The Form S-4, and any amendments or supplements thereto, at (i) the time the Form S-4 (or any amendment thereof or supplement thereto) is first filed with the SEC, and (ii) the time the Form S-4 is declared effective under the Securities Act, will (except with respect to information about the Company) comply as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and other applicable Laws.

(b)                                 The Form S-4 and any amendments or supplements thereto, do not, and will not, at (i) the time the Form S-4 (or any amendment thereof or supplement thereto) is first filed with the SEC, and (ii) the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Parent with respect to statements made or incorporated by reference therein about the Company or its Subsidiaries supplied by the Company or its Subsidiaries for inclusion or incorporation by reference in the Form S-4 or in the Proxy Statement, which will be included in the Form S-4 as a prospectus.

Section 5.9                                      Absence of Certain Changes or Events. Since December 31, 2005, Parent and its Subsidiaries have conducted their respective businesses in the ordinary course consistent with past practices, and since such date:

(a)                                  there has not been any Parent Material Adverse Effect or an event or development that would be reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect;

(b)                                 to Parent’s knowledge, there has not been any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of Parent’s capital stock, or any purchase, redemption or other acquisition by Parent of any of the Parent’s capital stock or any other securities of Parent or any options, warrants, calls or rights to acquire any such shares or other securities except for repurchases from employees or consultants following their termination pursuant to the terms of existing Repurchase Rights; and

(c)                                  there has not been any split, combination or reclassification of any of the Parent’s capital stock.

Section 5.10                                Employee Benefit Plans.

(a)                                  Prior to the date of this Agreement, Parent has Made Available to the Company a true, correct and complete copy of, with respect to Parent, any Parent Subsidiary and any ERISA Affiliate, (i) all employee benefit plans within the meaning of Section 3(3) of ERISA, (ii)  all stock option, stock purchase, phantom stock, stock appreciation right, stock-based compensation, supplemental retirement, severance, sabbatical, employee relocation, cafeteria benefit (Section 125 of the Code), dependent care (Section 129 of the Code), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, retirement, deferred compensation or

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incentive plans, programs and arrangements, and (iv) other fringe and employee benefit plans, programs or arrangements that apply to senior management and that do not generally apply to all employees under which any of Parent or any Parent Subsidiary or ERISA Affiliate could reasonably be expected to have any liability (all of the foregoing described in clauses (i) through (iv), collectively, the “Parent Benefit Plans”), and any related plan documents (including adoption agreements, vendor Contracts and administrative services agreements, trust documents, insurance policies or Contracts, including policies relating to fiduciary liability insurance, bonds required by ERISA, amendments to the Parent Benefit Plans, employee booklets, summary plan descriptions, and summaries of material modifications and any material employee communications of Parent relating to changes to the Parent Benefit Plans) and has, with respect to each Parent Benefit Plan that is subject to ERISA reporting requirements, Made Available to the Company true, correct and complete copies of the Form 5500 reports filed (including all audits, financial statements, schedules and attachments thereto), and any applicable non-discrimination tests conducted, for the last three (3) plan years. Each Parent Benefit Plan can be amended, terminated or otherwise discontinued as of the Closing Date in accordance with its terms, without liability to Parent or its Subsidiaries. Any Parent Benefit Plan intended to be qualified under Section 401(a) of the Code is so qualified and has obtained from the IRS a current favorable determination letter as to its qualified status under the Code. Parent has also Made Available to the Company a true, correct and complete copy of the most recent such IRS determination letter, with respect to each such the Parent Benefit Plan, and nothing has occurred since the issuance of each such letter that could reasonably be expected to cause the loss of the Tax-qualified status of any Parent Benefit Plan subject to Section 401(a) of the Code. Parent has also Made Available to the Company all registration statements and prospectuses and investment policy statements prepared in connection with each Parent Benefit Plan. All individuals who, pursuant to the terms of any Parent Benefit Plan, are entitled to participate in any Parent Benefit Plan, are currently participating in such Parent Benefit Plan or have been offered an opportunity to do so and have declined in writing. Except as otherwise disclosed on Section 5.10(a) of the Parent Disclosure Schedule, neither the Parent nor any Parent Subsidiary nor any ERISA Affiliate sponsors or maintains any self-funded employee benefit plan, including any plan to which a stop-loss policy applies.

(b)                                 None of the Parent Benefit Plans promises or provides retiree medical or other retiree welfare benefits to any Person other than as required under COBRA or applicable state law. There has been no “prohibited transaction” (within the meaning of Section 406 of ERISA and Section 4975 of the Code) with respect to any Parent Benefit Plan that is not exempt under Section 408 of ERISA. Each Parent Benefit Plan has been administered in accordance with its terms and the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), and Parent, each Parent Subsidiary and each ERISA Affiliate has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Parent Benefit Plans. Neither Parent nor any Parent Subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Parent Benefit Plans. All contributions required to be made by Parent, any Parent Subsidiary or any ERISA Affiliate to any Parent Benefit Plan have been made on or before their due dates and, to the extent required by GAAP, all amounts have been accrued for the current plan year (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business, consistent with past practice, after the Parent Balance Sheet Date as a result of the operations of Parent and the Parent Subsidiaries after the Parent Balance Sheet Date). In addition, with respect to each Parent Benefit Plan intended to include a Code Section 401(k) arrangement, Parent and each Parent Subsidiary and ERISA Affiliate have at all times made timely deposits of employee salary reduction contributions and participant loan repayments, as determined pursuant to regulations issued by the United States Department of Labor. No Parent Benefit Plan is subject to, and neither Parent nor any Parent Subsidiary or ERISA Affiliate has incurred or reasonably expects to incur any liability under Title IV of ERISA (other than for the payment of insurance premiums to the Pension Benefit Guaranty Corporation). No Parent Benefit Plan has an accumulated

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funding deficiency within the meaning of Section 412 of the Code. With respect to each Parent Benefit Plan subject to ERISA as either an employee pension benefit plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Parent has prepared in good faith and timely filed all requisite governmental reports (which were true, correct and complete as of the date filed), including any required audit reports, and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Parent Benefit Plan. No suit, administrative proceeding, action or other litigation has been brought or is threatened, against Parent or any Parent Subsidiary or with respect to any such Parent Benefit Plan, including any audit or inquiry by the IRS or United States Department of Labor.

(c)                                  Neither Parent nor any Parent Subsidiary or ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any “multiemployer plan” as such term is defined in Section 3(37) of ERISA. There has been no termination or partial termination of any Parent Benefit Plan within the meaning of Section 411(d)(3) of the Code.

(d)                                 Except as otherwise disclosed on Section 5.10(d) of the Parent Disclosure Schedule, the consummation of the Merger or any other transaction contemplated hereby or any termination of employment or service in connection therewith or subsequent thereto will not (i) result in any payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any Person other than accrued payments, (ii) materially increase or otherwise enhance any benefits otherwise payable by Parent or any Parent Subsidiary, (iii) result in the acceleration of the time of payment or vesting of any such benefits, except as required under Section 411(d)(3) of the Code, (iv) increase the amount of compensation due to any Person, or (v) result in the forgiveness in whole or in part of any outstanding loans made by Parent or any Parent Subsidiary to any Person.

(e)                                  Except as otherwise disclosed on Section 5.10(e) of the Parent Disclosure Schedule, neither Parent, any ERISA Affiliate or any Parent Subsidiary has granted, or is a party to any contract that grants, any compensation, equity award or bonus that could be deemed deferred compensation within the meaning of Section 409A of the Code, and neither Parent, any Parent Subsidiary or any ERISA Affiliate has any liability or obligation to make any payments or issue any equity award or bonus that could be deemed deferred compensation within the meaning of Section 409A of the Code. Neither Parent, any Parent Subsidiary or any ERISA Affiliate sponsors, maintains or administers any Parent Benefit Plan that would be deemed a deferred compensation plan within the meaning of Section 409A of the Code.

(f)                                    Each of Parent and each Parent Subsidiary is in compliance in all material respects with all currently applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, including the Immigration Reform and Control Act. Parent and each Parent Subsidiary has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits, and other compensation due to or on behalf of such employees, independent contractors or consultants in accordance with applicable Law. Neither Parent nor any Parent Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistent with past practice). Parent has Made Available to the Company a description of all pending controversies between Parent or any Parent Subsidiary and any of their respective employees, with respect to which the Parent or any Parent Subsidiary has received notice from a Governmental Entity regarding an action, suit, proceeding, claim, arbitration or investigation.

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(g)                                 Neither Parent nor any of the Parent Subsidiaries has any obligation to pay any amount or provide any benefit to any former employee or officer, other than obligations (i) for which Parent has established a reserve for such amount on the Parent Balance Sheet in accordance with GAAP and (ii) pursuant to Contracts entered into after the Parent Balance Sheet Date. Neither Parent nor any Parent Subsidiary is a party to or bound by any collective bargaining agreement or other labor union Contract, no collective bargaining agreement is being negotiated by Parent or any Parent Subsidiary and neither Parent nor any Parent Subsidiary has any duty to bargain with any labor organization.

(h)                                 To the knowledge of Parent, no employee of Parent or any Parent Subsidiary is in violation of any term of any employment agreement, patent disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Parent or any Parent Subsidiary because of the nature of the business conducted or presently proposed to be conducted by Parent or any Parent Subsidiary or to the use of trade secrets or proprietary information of others. No officer (at the level of vice president or above) or director of operations of Parent or any Parent Subsidiary has given notice of termination or resignation to Parent or any Parent Subsidiary, nor does Parent otherwise have knowledge that any such officer or director of operations intends to terminate his or her service with Parent or any Parent Subsidiary. Except as set forth in Section 5.10(h) of the Company Disclosure Schedule, the employment of each of the employees of Parent or any Parent Subsidiary is on an “at will” basis, and Parent and each Parent Subsidiary does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees (other than as provided under applicable Law).

Section 5.11                                Contracts.

(a)                                  Parent has Made Available to the Company, true, correct and complete copies of each Contract in effect or otherwise binding on Parent or any Parent Subsidiary or any of their respective properties or assets that are material to the operation, or outside the ordinary course, of Parent’s and each of the Parent Subsidiaries’ businesses or which involve consideration or other obligations in excess of $100,000 annually (collectively, the “Parent Material Contracts”).

(b)                                 Each Parent Material Contract is (i) valid, binding and enforceable upon Parent or the Parent Subsidiary that is a party thereto, and, to Parent’s knowledge, each other party thereto, and is, and (ii) following consummation of the transactions contemplated by the Agreement shall remain, in full force and effect, except in the case of clauses (i) and (ii) would not be material to Parent and the Parent Subsidiaries, taken as a whole. There are no defaults or breaches under any Material Contract by Parent or any Parent Subsidiary, or, to Parent’s knowledge, any other party thereto, except for such defaults or breaches as would not be material to Parent and the Parent Subsidiaries, taken as a whole. As of the date hereof, none of Parent or any Parent Subsidiary has knowledge of, or has received notice of, any actual or alleged violation or default under (or any condition that with the passage of time or the giving of notice or both would cause such a violation of or default under) any Parent Material Contract. All Parent Material Contracts are in written form.

Section 5.12                                Litigation. Except as disclosed in the Parent SEC Reports filed prior to the date of this Agreement, there is no suit, claim, action, proceeding or investigation pending or, to Parent’s knowledge, threatened against Parent or any Parent Subsidiary or, to Parent’s knowledge, for which Parent or any Parent Subsidiary is obligated to indemnify a third party. Neither Parent nor  any Parent Subsidiary is subject to any judgment, decree, injunction, rule or order of any arbitrator or Governmental Entity which prohibits or restricts the consummation of the transactions contemplated herein or has had or would have a Parent Material Adverse Effect. There has not been since December 31, 2001, nor are there currently, any internal investigations or inquiries being conducted by Parent, the Parent Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting,

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Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct, violation of Parent policy or other misfeasance or malfeasance issues that would have a Parent Material Adverse Effect, and all records relating to such internal investigations have been Made Available to the Company. Neither Parent nor any Parent Subsidiary has any material action, suit, proceeding, claim, mediation or arbitration pending against any other Person.

Section 5.13                                Environmental Matters.

(a)                                  Parent and each Parent Subsidiary are in material compliance with all Environmental Laws.

(b)                                 There are no existing claims or to the knowledge of Parent, any reasonable basis for claims under any Environmental Laws against Parent, any Parent Subsidiary or, to the knowledge of Parent, any Person for which Parent has financial responsibility.

(c)                                  To the knowledge of Parent, there have been no Releases of any Hazardous Materials at any Facility currently leased or operated by Parent or any Parent Subsidiary or at any Facility leased or operated by Parent or any Parent Subsidiary, during Parent’s or Parent Subsidiary’s term of lease or operation, in such quantities that could give rise to obligations or liabilities under any Environmental Laws that would have a Parent Material Adverse Effect.

(d)                                 To the knowledge of Parent, neither Parent nor any Parent Subsidiary manufactures or distributes any product in the State of California that requires a warning mandated by the California Safe Drinking Water and Toxic Enforcement Act of 1986.

(e)                                  Neither Parent nor any Parent Subsidiary is a party, whether as a direct signatory or as successor, assign or third party beneficiary, to any Contract (excluding insurance policies, leases and Parent’s credit facility) under which Parent or any Parent Subsidiary is obligated by or entitled to the benefits of any representation, warranty, indemnification, covenant, release, waiver or restriction concerning Environmental Laws or Hazardous Materials.

(f)                                    There are no consent decrees, consent orders, judgments or judicial or administrative orders under Environmental Laws entered into by any Governmental Entity and Parent or any Parent Subsidiary or to the knowledge of Parent any Person for which Parent has or may have financial responsibility, or judgments, judicial order or administrative orders under Environmental Laws issued by any Governmental Entity against Parent, any Parent Subsidiaries or to the knowledge of Parent any Person for which Parent has or may have financial responsibility.

Section 5.14                                Intellectual Property.

Except as would not have a Parent Material Adverse Effect, Parent and each of the Parent Subsidiaries own or have a valid license to use all Intellectual Property (collectively, the “Parent Intellectual Property”) necessary to carry on  the business of Parent and the Parent Subsidiaries taken as a whole, as currently conducted and none of such Parent Intellectual Property is subject to material Encumbrances. Immediately following the Closing, the Parent Intellectual Property will continue in full force and effect and shall be transferable, alienable or licensable by Parent to the same extent as immediately prior to the Closing without any additional notices or payments of any kind to any third party. Neither Parent nor any Parent Subsidiary has received any written notice of the infringement of or challenge to the validity or enforceability of, and, to Parent’s knowledge, there are no claims pending with respect to the rights of others to the use of, any Parent Intellectual Property that, in any such case as would have a Parent

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Material Adverse Effect. To Parent’s knowledge, there is no basis for any such claims. To Parent’s knowledge, no other person is infringing any Parent Intellectual Property, except such infringement as would not have a Parent Material Adverse Effect. To Parent’s knowledge, neither Parent nor any Parent Subsidiary, nor the respective businesses thereof as currently conducted, violates or infringes the Intellectual Property of any other Person, except such violations and infringement as would not have a Parent Material Adverse Effect.

Section 5.15                                Taxes.

All material Tax Returns required to be filed with any taxing authority by, or with respect to, Parent and the Parent Subsidiaries have been filed in accordance with all applicable Laws; Parent and the Parent Subsidiaries have timely paid all taxes shown as due and payable on the Parent Returns that have been so filed, and as of the time of the filing, the Parent Returns correctly and completely reflected all material facts regarding the income, business, assets, operations, activities and the status of Parent and the Parent Subsidiaries (other than taxes which are being contested in good faith and for which adequate reserves are reflected on the Parent Balance Sheet); the charges, accruals and reserves for taxes with respect to Parent and the Parent Subsidiaries reflected on the Parent Balance Sheet are adequate under GAAP to cover the tax liabilities accruing through the date thereof; there is no action, suit, proceeding, audit or claim pending against or, to the knowledge of Parent, threatened or proposed with respect to Parent or any of the Parent Subsidiaries in respect of any material amount of tax; neither Parent nor any of the Parent Subsidiaries has been a member of an affiliated, consolidated, combined or  unitary group, other than one of which Parent was a common parent; neither Parent nor any Parent Subsidiary is a party to any Tax allocation or sharing agreement; neither Parent nor any Parent Subsidiary has executed any outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns that remain outstanding; and to the knowledge of Parent, neither Parent nor any Parent Subsidiary has engaged in any transaction that could give rise to (i) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (iii) a disclosure obligation as a “reportable transaction” under section 6011 of the Code and the regulations thereunder.

Section 5.16                                Insurance. True and complete copies of all insurance policies and binders of all insurance covering all material assets, business, equipment, properties, operations, employees, officers and directors of Parent and the Parent Subsidiaries have been Made Available to the Company. The coverage under each such policy and binder is in full force and effect, and no notice of cancellation or non-renewal has been received by Parent or any Parent Subsidiary. There is no material claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been paid, and Parent and each Parent Subsidiary is otherwise in compliance in all material respects with the terms of such policies and bonds. Neither Parent nor any Parent Subsidiary has been notified of any threatened termination of, or material premium increase with respect to, any such policies or bonds. Parent maintains insurance coverage in such amounts and covering such risks, and with such deductibles, as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent (taking into account the cost and availability of such insurance).

Section 5.17                                Brokers. Except for fees payable to Jefferies & Co., Inc. (the “Parent Financial Advisor”), neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the Merger or the other transactions contemplated by this Agreement.

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Section 5.18                                Properties.

(a)                                  Neither Parent nor any of the Parent Subsidiaries owns any real property interests as of the date hereof. Parent has Made Available to the Company true, correct and complete copies of all material real property and equipment leases (each a “Lease” and collectively, the “Leases”) to which Parent or a Parent Subsidiary is a party as of the date hereof and each amendment thereto that is in effect as of the date hereof. All current Leases are in full force and effect, are valid and effective in accordance with their respective terms, and there is not, under any of such leases, any existing default or event of default (or event that with notice or lapse of time, or both, would constitute a default) by Parent or any Parent Subsidiary, or to Parent’s knowledge, by any other party thereto that would give rise to a material claim against Parent or any Parent Subsidiary that would have a Parent Material Adverse Effect.

(b)                                 Each of Parent and the Parent Subsidiaries has good and valid title to, or in the case of leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, in each case, free and clear of any Encumbrances, except for Permitted Encumbrances or as reflected in the Parent Financial Statements and except for Encumbrances for Taxes not yet due and payable and such Encumbrances or other imperfections of title, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

(c)                                  The equipment of Parent and each Parent Subsidiary that are used in the operations of their respective businesses are (i) suitable for the uses to which they are currently employed, (ii) in good operating condition and repair, subject to normal wear and tear, (iii) regularly and properly maintained, (iv) not obsolete, dangerous or in need of renewal or replacement, except for renewal or replacement in the ordinary course of business, consistent with past practice, and (v) to Parent’s knowledge, free from any material defects or deficiencies, except in the case of clauses (i) through (v) above, would not have a Parent Material Adverse Effect.

Section 5.19                                Interested Party Transactions. Except as disclosed in Parent’s Annual Report on Form 10-K included in the Parent SEC Reports, since October  31, 2000, no event has occurred and no relationship exists that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K.

Section 5.20                                Ownership of Merger Sub and Acquirer Management.

(a)                                  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

(b)                                 All of the outstanding capital stock of Merger Sub is owned directly by Acquirer Management, which is a wholly owned Subsidiary of Parent. There are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which Merger Sub or Acquirer Management is a party of any character relating to the issued or unissued capital stock of, or other Equity Interests in, Merger Sub or Acquirer Management or obligating Merger Sub or Acquirer Management to grant, issue or sell any shares of the capital stock of, or other Equity Interests in, Merger Sub or Acquirer Management, by sale, lease, license or otherwise. There are no obligations, contingent or otherwise, of Merger Sub or Acquirer Management to repurchase, redeem or otherwise acquire any shares of the capital stock of Merger Sub or Acquirer Management.

(c)                                  Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and, prior to the Effective Time, will not have incurred, directly or indirectly, through any Subsidiary or Affiliate, any

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obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.21                                Ownership of Company Shares. Neither Parent nor any of its Affiliates is now nor has been in the three years prior to the date hereof an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company.

Section 5.22                                Financing. As of the date of this Agreement, the Commitment Letter is in full force and effect. Assuming the financing contemplated by the Commitment Letter closes on or before the Closing Date in accordance with the terms and conditions of the Commitment Letter, and assuming the condition set forth in Section 7.2(l) has been met, Parent will have sufficient cash at Closing to pay all of the aggregate Cash Consideration.

ARTICLE 6
Covenants

Section 6.1                                      Conduct of Business by the Company Pending the Closing. The Company agrees that, between the date of this Agreement and the earlier of the Effective Time, and the date of termination of this Agreement, except as specifically permitted by any other provision of this Agreement, unless Parent shall otherwise agree in writing or as required by Law, the Company will, and will cause each Company Subsidiary to, (i) conduct its operations in all material respects only in the ordinary and usual course of business consistent with past practice, and shall not take any action inconsistent therewith or with this Agreement, (ii) use its reasonable best efforts to keep available the services of the current officers, employees and consultants of the Company and each Company Subsidiary and to preserve the current relationships of the Company and each Company Subsidiary with such of the customers, suppliers, distributors, business partners and other Persons with which the Company or any Company Subsidiary has business relations, (iii) have in effect and maintain in all material respects at all times insurance substantially of the kinds and in the amounts as is in effect as of the date of this Agreement, and (iv) keep substantially in working condition and good order and repair all of its material assets and other material properties, normal wear and tear excepted. Without limiting the foregoing, and as an extension thereof, except as specifically permitted by any other provision of this Agreement, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time (except as set forth in clause (q) below), directly or indirectly, do, or agree to do, any of the following without Parent’s prior written consent:

(a)                                  acquire by merging or consolidating with or by purchasing a substantial Equity Interest in or a substantial portion of the assets of, or by any other manner, any business, corporation, partnership, association or other business organization or division thereof, or enter into any agreement providing for any merger, acquisition, divestiture or similar transaction with a value or purchase price in excess of $100,000 (provided that prior written notice shall be given to Parent for all other such acquisitions);

(b)                                 sell, lease, license or otherwise dispose of any of its properties or assets, other than (i) non-exclusive licenses to customers and end-users in the ordinary course of business consistent with past practice, (ii) dispositions of equipment that is no longer used or useful and (iii) sales of assets in the ordinary course of business consistent with past practices;

(c)                                  amend or propose to amend its certificate of incorporation or bylaws or, in the case of the Company Subsidiaries, their respective constituent documents;

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(d)                                 declare, set aside or pay any dividend or other distribution payable in cash, capital stock, property or otherwise with respect to any shares of its capital stock (other than dividends from any wholly owned Company Subsidiary to its parent), or purchase, redeem or otherwise acquire, or offer to purchase, redeem or otherwise acquire, any shares of its capital stock, other equity securities, other ownership interests or any options, warrants or rights to acquire any such stock, securities or interests;

(e)                                  split, combine or reclassify any outstanding shares of its capital stock;

(f)                                    issue, sell, authorize, or agree to the issuance or sale of, any shares of, or any options, warrants or rights of any kind to acquire any shares of, or any securities convertible into or exchangeable for any shares of, any Equity Interests of the Company or any Company Subsidiary, except for the Company Common Shares issuable upon exercise of Company Options outstanding on the date hereof;

(g)                                 grant, amend or change the terms of any Company Options or Restricted Stock Units, or accelerate or change the period of exercisability or vesting of any Company Options or Restricted Stock Units or authorize cash payments in exchange for any Company Options or Restricted Stock Units, except that the Company may grant Company Options to purchase up to an aggregate of 100,000 Company Common Shares in the ordinary course of business, consistent with past practices, to newly hired employees, provided that no one person may be granted Company Options to purchase more than 20,000 Company Common Shares pursuant to this clause;

(h)                                 (i) take any action with respect to the grant of or increase in any severance or termination pay to any current or former director, executive officer or employee (solely with respect to employees, other than in the ordinary course of business consistent with past practices) of the Company or any Company Subsidiary, (ii) execute any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, executive officer or employee (solely with respect to employees, other than in the ordinary course of business consistent with past practices) of the Company or any Company Subsidiary, (iii) increase the benefits payable under any existing severance or termination pay policies or employment agreements, (iv) increase the compensation, bonus or other benefits of current or former directors, executive officers or employees (solely with respect to employees, other than in the ordinary course of business consistent with past practices) of the Company or any Company Subsidiary, (v) adopt or establish any new Company Benefit Plan or amend any existing Company Benefit Plan except as required by Law or to comply with Section 409A of the Code, (vi) pay any benefit to a current or former director, executive officer or employee of the Company or any Company Subsidiary not required by any existing agreement or employee benefit plan, or (vii) take any action that would result in its incurring any obligation for any payments or benefits described in clauses (i), (ii) or (iii) except to the extent required in a written contract or agreement in existence as of the date of this Agreement and set forth in the Company Disclosure Schedule;

(i)                                     hire any Person as an executive officer of the Company or, except in the ordinary course of business consistent with past practices, enter into, amend or extend the term of, any employment or consulting agreement with any officer, employee, consultant or independent contractor (other than offer letters to new employees using the Company’s standard, unmodified form of offer letter which provides for at-will employment and which does not provide for severance, acceleration or post-termination benefits other than those generally available to employees of the Company or a Company Subsidiary), or enter into any collective bargaining agreement (unless required by applicable Law);

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(j)                                     (i) make any material Tax election except in the ordinary course of business and consistent with past practices; (ii) change in any material respect any accounting method in respect of Taxes; and (iii) settle any material Tax claim, action or proceeding, except (A) settlements in the ordinary course of business consistent with past practices, or (B) settlements to the extent subject to reserves existing as of the date hereof in accordance with GAAP;

(k)                                  commence any legal proceeding, or settle, compromise or otherwise resolve any litigation or other legal proceedings, unless compelled by final non-appealable court order or other binding order of a Governmental Entity, involving a payment of more than $100,000 in any one case by or to the Company or any of the Company Subsidiaries;

(l)                                     except for letters of credit relating to insurance programs up to $1 million in excess of letters of credit relating to insurance programs currently existing, incur any Indebtedness in excess of $100,000, or modify the terms of any existing Indebtedness of the Company or any Company Subsidiary;

(m)                               assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person, or, subject to clause (r) below, make any loans, advances, investments in or capital contributions, except (i) to or for the benefit of the Company Subsidiaries or the Company Subsidiaries’ joint venture partners or (ii) for those not in excess of $100,000 in the aggregate;

(n)                                 except pursuant to the terms of any existing Indebtedness of the Company or any Company Subsidiary, create or assume any Encumbrance on any material asset;

(o)                                 pay or discharge any claims or liabilities other than the payment in the ordinary course of business consistent with past practices of claims or liabilities that were reflected on the Company Balance Sheet or that were incurred after the date of the Company Balance Sheet in the ordinary course of business;

(p)                                 write off any accounts or notes receivable in excess of $100,000 in the aggregate except for the write off of patient accounts;

(q)                                 make or commit to make capital expenditures in excess of $30,000,000 in the aggregate between January 1, 2006 and March 31, 2007; provided that all capital expenditures up to $30,000,000 between such dates shall be made in the ordinary course of business and in accordance with the Company’s capital budget (a true and complete copy of which has been Made Available to Parent prior to the date hereof, and, with respect to the 2007 capital budget, a true and complete copy of which will be delivered to Parent prior to November 1, 2006);

(r)                                    make any loans or advances (other than routine travel advances and sales commission draws to employees of the Company or any Company Subsidiary consistent with past practice) to, or any investments in or capital contributions to, any Person (including any officer, director or employee of the Company), or forgive or discharge in whole or in part any outstanding loans or advances; or otherwise modify any loan previously granted;

(s)                                  enter into any Contract or arrangement that limits or otherwise restricts the Company or any Company Subsidiary, or that would, after the Effective Time, limit or restrict Parent or any of the Parent Subsidiaries or any of their respective Affiliates or any successor thereto, from engaging or competing in any line of business or in any geographic area, or which provides exclusive rights or “most favored nation” rights of any kind or scope to any party;

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(t)                                    other than with respect to any agreement with Parent, terminate, amend, modify or waive any provision of any confidentiality or standstill agreement to which it is a party, upon notice of a material breach, or fail to enforce, to the fullest extent permitted by Law, the provisions of such agreement;

(u)                                 enter into or modify any Contract the effect of which would be to grant to a third party any actual or potential right or license of any Company Intellectual Property other than non-exclusive licenses in the ordinary course of business in connection with sales to customers;

(v)                                 amend, terminate or modify any Company Material Contract, or enter into any Contract that would have been a Company Material Contract if it were in effect on the date hereof, other than agreements with customers in the ordinary course of business consistent with past practices;

(w)                               materially change the terms on which, or the manner in which, it extends warranties or indemnification rights to customers in a manner that is adverse to the Company or any Company Subsidiary;

(x)                                   knowingly take, or agree to commit to take, any action that would reasonably be expected to result in any of the conditions to the Merger not being satisfied, or would make any representation or warranty of the Company contained herein inaccurate in any material respect at the Effective Time, or that would materially impair the ability of the Company, Parent, Merger Sub or the holders of Company Common Shares to consummate the Merger in accordance with the terms hereof or materially delay such consummation, including adoption or implementation of a rights plan or other anti-takeover arrangement or device; or

(y)                                 take or agree to take any of the actions described in subsections (a) through (x) of this Section 6.1.

Nothing contained in this Agreement shall give Parent, directly or indirectly, rights to control or otherwise direct the Company’s operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.

Section 6.2                                      Conduct of Business by Parent Pending the Closing. Parent agrees that, between the date of this Agreement and the earlier of the Effective Time and the date of termination of this Agreement, except as specifically permitted by any other provision of this Agreement or as required by Law, Parent will, and will cause each of its Subsidiaries to, conduct its operations in all material respects in the ordinary and usual course of business consistent with past practice and in accordance with its contractual obligations, including its senior credit facility (a copy of which has been filed with the Parent SEC Reports) , except to the extent that failure to do so would not have a Parent Material Adverse Effect. Parent shall not, between the date of this Agreement and the Effective Time, without the prior consent of the Company (which consent shall not be unreasonably withheld) amend in a manner that is adverse to Parent, Parent’s senior credit facility.

Section 6.3                                      Takeover Statutes. Except as specifically permitted by any other provision of this Agreement, the Company and the Company Board shall (i) take all actions necessary to ensure that no takeover statute or similar statute or regulation becomes applicable to this Agreement and the transactions contemplated hereby and (ii) if any takeover statute or similar statute or regulation becomes applicable to this Agreement or any transactions contemplated hereby, take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable

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on the terms provided for in this Agreement and otherwise to minimize the effect of such statute or regulation on the Merger and the other transactions contemplated hereby.

Section 6.4                                      Form S-4 and Proxy Statement; Stockholders Meetings.

(a)                                  Form S-4 and Proxy Statement. As soon as practicable following the date of this Agreement, the Company and Parent shall prepare and file with the SEC a joint proxy statement/prospectus (the “Proxy Statement”) and Parent shall prepare and file with the SEC a registration statement on Form S-4 (the “Form S-4”), in which the Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain the effectiveness of the Form S-4 through the Effective Time and to ensure that it complies in all material respects with the applicable provisions of the Exchange Act and the Securities Act. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the Company’s stockholders, and Parent shall use its reasonable best efforts to cause the Proxy Statement to be mailed to Parent’s stockholders, in each case as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable Blue Sky Laws in connection with the issuance of Parent Common Shares in the Merger and the Company shall furnish all information concerning the Company and the holders of Company Common Shares as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to the Proxy Statement will be made by the Company or Parent, in each case, without providing the other party and its respective counsel the reasonable opportunity to review and comment thereon. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement, the Form S-4 or the Merger. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order or the suspension of the qualification of the Parent Common Shares issuable in connection with the Merger for offering or sale in any jurisdiction. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective affiliates, officers or directors, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to the Form S-4 or the Proxy Statement, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and the parties shall cooperate in the prompt filing with the SEC of an appropriate amendment or supplement describing such information and, to the extent required by Law, in the disseminating the information contained in such amendment or supplement to the stockholders of each of the Company and Parent.

(b)                                 Company Stockholders Meetings. The Company shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the Company Stockholders Meeting in accordance with applicable Law, the Company Certificate of Incorporation and Company Bylaws for the purpose of obtaining the Company Stockholders Approval.

(c)                                  Parent Stockholders Meetings. The Parent shall, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold the Parent Stockholders Meeting in accordance with applicable Law, the Parent Certificate of Incorporation and Parent Bylaws for the purpose of obtaining the Parent Stockholders Approval. At the Parent Stockholders Meeting,

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stockholders of Parent will also be asked to approve (i) the election of directors of Parent, (ii) an amendment to the Parent Certificate of Incorporation in order to effect (A) a change in Parent’s name to Radnet, Inc., (B) a proposal to preserve Parent’s unrestricted use of its net operating loss carry-forwards during the time that Parent has net operating loss carry-forwards outstanding and prevent an ownership change from occurring under Section 382 of the Code, by placing a limitation on the acquisition of (y) an amount of additional Parent Common Shares by any individual or public group (as defined in the Treasury regulations promulgated under Section 382) which owns less than 5 percent of Parent Common Shares that will increase the percentage of Parent Common Shares owned by such individual or public group to 5 percent or more of Parent Common Shares, and (z) any amount of Parent Common Shares by a 5-percent shareholder (as defined in the Treasury regulations promulgated under Section 382) of Parent Common Shares, and (C) an increase in the number of Parent Common Shares authorized by the Parent Certificate of Incorporation, (iii) at the option of Parent, a new stock or equity incentive plan, (iv) at the option of Parent, the redomestication of Parent in the State of Delaware or other state selected by Parent, (v) at the option of Parent, a change to its fiscal year end, and (vi) such other matters as Parent deems appropriate for approval of its stockholders.

Section 6.5                                      Board Recommendation.

(a)                                  In connection with the Company Stockholders Meeting, the Company will (i) subject to applicable Laws, use its reasonable best efforts (including postponing or adjourning the Company Stockholders Meeting to obtain a quorum or to solicit additional proxies, but for no other reason without the prior consent of Parent, such consent not to be unreasonably withheld) to obtain the Company Stockholders Approval and (ii) otherwise comply with all legal requirements applicable to the Company Stockholders Meeting.

(b)                                 Subject to Section 6.5(a) and Section 6.7(d), and subject to the fiduciary duties of the Company Board (including the fiduciary duty of disclosure), (i) the Company Board shall unanimously recommend that the Company’s stockholders vote in favor of the adoption of this Agreement, (ii) the Proxy Statement shall be in material compliance with the requirements of Section 6.4, and shall include a statement to the effect that the Company Board has unanimously recommended that the Company’s stockholders vote in favor of the adoption of this Agreement at the Company Stockholders Meeting, and (iii) neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify, or propose or resolve to withhold, withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation.

(c)                                  In connection with the Parent Stockholders Meeting, the Parent will (i) subject to applicable Laws, use its reasonable best efforts (including postponing or adjourning the Parent Stockholders Meeting to obtain a quorum or to solicit additional proxies, but for no other reason without the prior consent of Company, such consent not to be unreasonably withheld) to obtain the Parent Stockholders Approval and (ii) otherwise comply with all legal requirements applicable to the Parent Stockholders Meeting.

(d)                                 Subject to Section 6.5(c) and to the fiduciary duties of the Parent Board, (i) the Parent Board shall unanimously recommend that Parent’s stockholders vote in favor of the adoption of this Agreement, and (ii) the Proxy Statement shall be in material compliance with the requirements of Section 6.4, and shall include a statement to the effect that the Parent Board has unanimously recommended that Parent’s stockholders vote in favor of the adoption of this Agreement at the Parent Stockholders Meeting.

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Section 6.6                                      Access to Information; Confidentiality.

(a)                                  From the date of this Agreement to the Effective Time (or earlier termination of this Agreement), to the extent permitted by applicable Law, the Company shall, and shall cause each Company Subsidiary and each of their respective directors, officers, employees or authorized agents to (i) provide to Parent and Parent’s Representatives access, at reasonable times upon prior notice, to the officers, employees, agents, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof and (ii) furnish promptly such information concerning the business, properties, Contracts, assets (tangible and intangible, including Intellectual Property), liabilities, Tax Returns, Tax elections and all other workpapers relating to Taxes, personnel, internal financial statements and other aspects of the Company and the Company Subsidiaries as Parent or Parent’s Representatives may reasonably request. The Company shall be entitled to have a Representative present at any inspection. No investigation conducted pursuant to this Section 6.6 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement or affect the satisfaction or non-satisfaction of any condition to the Merger set forth in this Agreement. Subject to compliance with applicable Laws, from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as requested by Parent to meet with one or more representatives of Parent to discuss any material changes or developments in the operational matters of the Company and each Company Subsidiary and the general status of the ongoing operations of the Company and each Company Subsidiary. Parent agrees to hold confidential all information which it has received or to which it has gained access pursuant to this Section 6.6 in accordance with the Confidentiality Agreement, dated as of May 5, 2006 between the Company and Parent, as amended from time to time (the “Confidentiality Agreement”). As soon as practicable after delivering or making available any nonpublic information to any Person in connection with a Superior Offer, the Company shall deliver such nonpublic information to Parent (to the extent such information has not already been delivered to Parent).

(b)                                 From the date of this Agreement to the Effective Time (or earlier termination of this Agreement), to the extent permitted by applicable Law, Parent shall, and shall cause each Parent Subsidiary and each of their respective directors, officers, employees or authorized agents to (i) provide to Company and Company’s Representatives access, at reasonable times upon prior notice, to the officers, employees, agents, properties, offices and other facilities of Parent and the Parent Subsidiaries and to the books and records thereof and (ii) furnish promptly such information concerning the business, properties, Contracts, assets (tangible and intangible, including Intellectual Property), liabilities, Tax Returns, Tax elections and all other workpapers relating to Taxes, personnel, internal financial statements and other aspects of Parent and the Parent Subsidiaries as Company or Company’s Representatives may reasonably request. Parent shall be entitled to have a Representative present at any inspection. No investigation conducted pursuant to this Section 6.6 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement or affect the satisfaction or non-satisfaction of any condition to the Merger set forth in this Agreement. Subject to compliance with applicable Laws, from the date of this Agreement until the earlier of the termination of this Agreement and the Effective Time, Parent shall confer from time to time as requested by Company to meet with one or more representatives of Company to discuss any material changes or developments in the operational matters of Parent and each Parent Subsidiary and the general status of the ongoing operations of Parent and each Parent Subsidiary. The Company agrees to hold confidential all information which it has received or to which it has gained access pursuant to this Section 6.6 in accordance with the Confidentiality Agreement.

Section 6.7                                      No Solicitation of Transactions.

(a)                                  No Solicitation Generally. Except as specifically permitted by Sections 6.7(c) and 6.7(d), from and after the date of this Agreement until the Effective Time or termination of this Agreement pursuant to Article 8, the Company will not, and will cause the Company Subsidiaries not to, and will use its reasonable best efforts to ensure that its Representatives do not, directly or indirectly,

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(i) solicit, initiate, seek, entertain, encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written or oral notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information in response to, or in connection with, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent, exclusivity agreement, term sheet or any other contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any stockholders of the Company, (vi) withhold, withdraw or modify (or publicly propose or announce any intention or desire to withhold, withdraw or modify), in a manner adverse to Parent, the approval of the Company Board of this Agreement and/or any of the transactions contemplated hereby, or (vii) take any action or position that is inconsistent with, or withdraw or modify (or publicly propose or announce any intention or desire to withdraw or modify), in a manner adverse to Parent, any determination or recommendation referred to in Section 6.5. The Company and the Company Subsidiaries will immediately cease any and all existing activities, discussions and negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal and request the prompt return or destruction of all confidential information previously furnished to any Person with which the Company has engaged in any such activities within the 12-month period preceding the date of this Agreement. The Company shall not, and shall not permit any Company Subsidiary to, waive any rights under any standstill, confidentiality or similar contracts entered into by such Person. If any Representative of the Company, whether in his or her capacity as such or in any other capacity, takes any action that the Company is obligated pursuant to this Section 6.7 to use its reasonable best efforts to ensure that its Representatives do not take, then the Company shall be deemed for all purposes of this Agreement to have breached this Section 6.7.

(b)                                 Notice. The Company, as promptly as practicable (but in no event more than twenty-four (24) hours after receipt), shall advise Parent orally and in writing of (i) an Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal, or (iv) any request for non-public information that could reasonably be expected to lead to an Acquisition Proposal, as well as, in the event of any of clause (i)-(iv) above, (1) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (2) the identity of the Person or group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company will (x) keep Parent informed, as promptly as practicable, of the status and details (including any amendments, modifications or proposed amendments or modifications) of any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (y) provide to Parent, as promptly as practicable, a copy of all written materials and other information provided to the Company in connection with any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall provide Parent with at least five (5) Business Days prior notice (or such lesser prior notice as provided to the members of the Company Board but in no event less than twenty-four (24) hours) of any meeting of the Company Board at which the Company Board is reasonably expected to discuss any Acquisition Proposal, including to determine whether such Acquisition Proposal is a Superior Offer.

(c)                                  Superior Offers. In the event that any Person submits to the Company (and does not withdraw) an Acquisition Proposal that the Company Board reasonably concludes in good faith (after consultation with its outside legal counsel and a financial advisor of national standing) is, or is reasonably likely to become, a Superior Offer, then notwithstanding Section 6.7(a), the Company may, so long as the Company Stockholders Approval has not yet been obtained, (i) enter into discussions with such Person

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regarding such Acquisition Proposal, and (ii) deliver or make available to such Person non-public information regarding the Company and the Company Subsidiaries; provided, that:  (A) in each case, neither the Company, any Company Subsidiary nor any Representative of the Company shall have violated any of the restrictions set forth in this Section 6.7; (B) in each case, the Company Board first shall have concluded in good faith, after consultation with its outside legal counsel, that such action is reasonably required in order for the Company Board to comply with its fiduciary obligations to the Company’s stockholders under applicable Laws; (C) in each case the Company first shall have provided Parent with two Business Days’ written notice of the identity of such Person and all of the material terms and conditions of such Acquisition Proposal and of the Company’s intention to take actions in response to such Superior Offer, specifying the actions it intends to take; (D) in the case of clause (ii), the Company first shall have received from such Person an executed confidentiality agreement containing terms at least as restrictive with regard to the Company’s confidential information as the Confidentiality Agreement, it being understood that such confidentiality agreement shall not include any provision for any exclusive right to negotiate with such Person or having the actual or purported effect of restricting the Company from fulfilling its obligations under this Agreement; and (E) prior to or contemporaneously with delivering or making available any such nonpublic information to such Person, the Company shall deliver such non-public information to Parent (to the extent such non-public information has not been previously delivered by the Company to Parent and, to the extent previously delivered, the Company delivers to Parent a complete list identifying all such non-public information delivered to such Person).

(d)                                 Changes of Recommendation. Nothing in this Agreement shall prevent the Company Board from (i) withholding, withdrawing, amending or modifying the Company Board Recommendation or (ii) terminating this Agreement pursuant to Section 8.1(i) simultaneously with the payment of the Termination Fee if (A) the Company Stockholders Approval has not yet been obtained, (B) the Company shall not have violated any of the restrictions set forth in Section 6.5 or this Section 6.7, (C) a Superior Offer is made to the Company and is not withdrawn, (D) the Company shall have promptly provided written notice to Parent (a “Notice of Superior Offer”) advising Parent that the Company has received a Superior Offer and that it intends (or may intend) to change the Company Board Recommendation or terminate the agreement pursuant to Section 8.1(i) and the manner and timing in which it intends (or may intend) to do so, (E) Parent shall not have, within five (5) Business Days after receipt by Parent of the Notice of Superior Offer, made an offer that the Company Board determines in its good faith judgment (after consultation with a financial advisor of national standing) to be at least as favorable to the Company’s stockholders as such Superior Offer (it being agreed that (1) the Company Board shall convene a meeting to consider any such offer by Parent promptly following the receipt thereof, (2) that the Company Board will not withhold, withdraw, amend or modify the Company Board Recommendation or terminate the agreement pursuant to Section 8.1(i) for five (5) Business Days after receipt by Parent of the Notice of Superior Offer, and (3) any change to the financial or other material terms of such Superior Offer shall require a new Notice of Superior Offer to Parent and a new five (5) Business Day period under this clause (E), and (F) the Company Board concludes in good faith, after consultation with its outside legal counsel, that, in light of such Superior Offer and any offer made by Parent pursuant to Section 6.7(d)(E), the Company Board is required under applicable Law to withhold, withdraw, amend or modify the Company Board Recommendation to comply with its fiduciary obligations to the Company’s stockholders under applicable Law.)  For purposes of clarification, compliance with the provisions of this Section 6.7(d) for changing the Company Board Recommendation shall not be deemed an Effect that would materially impede or delay the Company’s ability to consummate the transactions contemplated by this Agreement within the meaning of “Material Adverse Effect”.

(e)                                  Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Company or the Company Board from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or taking any action by

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an order or decree of any Governmental Entity; provided, however, that neither the Company Board nor any committee thereof shall withhold, withdraw, amend or modify the Company Board Recommendation unless specifically permitted to do so pursuant to Section 6.7(d) or otherwise as required by the fiduciary duties of the Company Board (including the fiduciary duty of disclosure).

Section 6.8                                      Appropriate Action; Consents; Filings.

(a)                                  Promptly after the execution of this Agreement, each of Parent and the Company shall apply for or otherwise seek, and shall use its reasonable best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger. Without limiting the generality or effect of the foregoing, each of Parent and the Company shall, (i) as soon as practicable, and in any event no later than ten (10) Business Days after the date of this Agreement, make any initial filings required under the HSR Act and (ii) any other additional filings required by any other applicable Antitrust Laws. The parties hereto shall consult and cooperate with one another, afford one another (or one another’s counsel) an opportunity to review in advance any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals to be made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any Antitrust Law, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other Antitrust Law; provided, however, that, with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any Law applicable to such party requires such party or the Company Subsidiaries to restrict or prohibit access to any such properties or information. Unless otherwise agreed, to the extent reasonably practical and permitted by applicable Law, no party shall have any material discussions or communications with any Governmental Entity with respect to the Transactions contemplated by this Agreement without, where practical, consulting with a Representative of the other party.

(b)                                 Each party will notify the other promptly upon the receipt of (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant hereto and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any filings made pursuant to, or information provided to comply in all material respects with, any Laws. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 6.8(a), each party will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement.

(c)                                  Each of Parent and the Company shall use its reasonable best efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, Council Regulation 139/2004 of the European Community and any other federal, state or foreign or supranational statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, “Antitrust Laws”). Each of Parent and the Company shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods or the receipt of approval decisions under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. Without limiting the foregoing, Parent and the Company shall take any and all of the following actions to the extent necessary to obtain the approval of any Governmental Entity with jurisdiction over the enforcement of any applicable Laws regarding the transactions contemplated hereby:  (i) entering into

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negotiations, (ii) providing information required by Law, and (iii) substantially complying with any “second request” for information pursuant to the Antitrust Laws.

(d)                                 Notwithstanding anything in this Agreement to the contrary, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, it is expressly understood and agreed that (i) Parent and the Company shall not have any obligation to litigate or contest any administrative or judicial action or proceeding or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, and (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for a Divestiture.

(e)                                  Notwithstanding the foregoing or any other provision of this Agreement, nothing in this Section 6.8 shall limit a party’s right to terminate the Agreement pursuant to Section 8.1(b) so long as such party has until such date complied in all material respects with its obligations under this Section 6.8.

Section 6.9                                      Certain Notices. Each of the Company and Parent will notify the other party in writing promptly after learning of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Merger, (ii) any notice or other communication from any Governmental Entity in connection with the Merger, (iii) any action, suit, arbitration, mediation, proceeding, claim or investigation by or before any Governmental Entity initiated by or against it or any of its Subsidiaries, or known by it or any of its Subsidiaries to be threatened against it or any of its Subsidiaries or any of their respective directors, officers, employees or stockholders in their capacity as such, or of any verbal or written correspondence from any Person asserting or implying a claim against the Company or Parent or with respect to any of their respective assets or properties (including Intellectual Property), (iv) any change, occurrence or event not in the ordinary course of the Company’s or Parent’s or any of their respective Subsidiary’s business, of any change, occurrence or event that would be reasonably likely to have, individually or in the aggregate with any other changes, occurrences and events, a Material Adverse Effect or a Parent Material Adverse Effect or that is reasonably likely to cause any of the conditions to closing set forth in Article 7 not to be satisfied, or (v) any claim, or any verbal or written inquiry by any Tax Authority, regarding Taxes in excess of $5,000 payable by the Company or Parent. Each of Parent and the Company shall give prompt notice to the other party of any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any material respect, or any failure of it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

Section 6.10                                Public Announcements. Parent and the Company have agreed to the text of the press release announcing the signing of this Agreement and the transactions contemplated hereby. Other than with respect to any announcement relating to any action specifically permitted to be taken by the Company pursuant to Section 6.7(d), Parent and the Company shall provide to each other any subsequent press releases related to this Agreement, the Merger and the transactions contemplated hereby and shall consult with each other before issuing or making any such release. Neither Parent nor the Company shall issue any such press release or make any such public statement without the prior written consent of the other party; provided that either party may, without obtaining the prior consent of the other party, issue such press release or make such public statements as such party determines in good faith, following consultation with legal counsel, are required by fiduciary duty, Law or (with respect to the Company) the rules and regulations of the AMEX, or (with respect to Parent) the rules and regulations of the OTCBB, if it has used reasonable efforts to consult with the other party. Each of Parent and the Company shall cause its employees, officers and directors to comply with this Section 6.10.

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Section 6.11                                Indemnification.

(a)                                  From and after the Effective Time, Parent will assume, and will cause the Surviving Corporation to fulfill and honor in all respects, the obligations of the Company pursuant to any indemnification agreements between the Company and its directors and officers set forth on Section 6.11 of the Company Disclosure Schedule as of the Effective Time (the “Indemnified Parties”) and any indemnification and advancement provisions under the Company Certificate of Incorporation or Company Bylaws as in effect on the date of this Agreement, in each case, subject to applicable Law. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to indemnification and advancement that are at least as favorable to the Indemnified Parties as those contained in the Company Certificate of Incorporation and Company Bylaws as in effect on the date of this Agreement, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Law.

(b)                                 For six years after the Effective Time, Parent shall cause to be maintained directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring prior to the Effective Time covering each individual who at the date of this Agreement was an Indemnified Party covered as of the date hereof or hereafter by the Company’s D&O Insurance on terms with respect to coverage and amounts no less favorable than those of such policy in effect on the date hereof; provided, however, that in no event shall Parent or Surviving Corporation be required to expend more than an amount per year equal to 200% of current annual premiums paid by the Company for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant hereto; provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent and Surviving Corporation shall procure and maintain for such six-year period as much coverage as reasonably practicable for the Maximum Amount. Parent shall have the right to cause coverage to be extended under the Company’s D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the Company’s existing D&O Insurance, and such “tail” policy shall satisfy the provisions of this Section 6.11.

(c)                                  In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Corporation, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.11.

(d)                                 This Section 6.11 shall survive the consummation of the Merger, is intended to benefit each of the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and Parent, shall be enforceable by each Indemnified Party and his or her heirs and representatives, and may not be amended, altered or repealed with respect to any Indemnified Party after the Effective Time without the prior written consent of such Indemnified Party (provided that any amendment, alteration or repeal prior to the Effective Time shall be governed by Section 8.3).

Section 6.12                                Employees.

(a)                                  From and after the Effective Time, Parent and the Merger Sub shall have the rights and obligations described in this Section 6.12 regarding the individuals who were employees of the Company immediately prior to the Effective Time and who continue employment with the Company or a Company Subsidiary or Parent following the Effective Time (“Continuing Employees”). With respect to any Continuing Employee (i) Parent and the Company shall confer and work together in good faith to

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determine appropriate employment terms, and (ii) the Company shall, in good faith, cooperate with Parent and assist Parent with its efforts to enter into offer letters, assignment of invention agreements and related documents after the date of this Agreement and in any event prior to the Closing Date including each such individual who is on vacation, temporary layoff, leave of absence, sick leave or short- or long-term disability leave.

(b)                                 Within a reasonable period of time after the last Business Day of each month after the date of this Agreement and on or about the date that is five (5) Business Days prior to the expected date on which the Closing will occur, the Company shall, as and to the extent necessary, deliver to Parent a revised Section 4.15(b) of the Company Disclosure Schedule, which sets forth each Person who the Company reasonably believes is, with respect to the Company or any ERISA Affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder), as of the date such revised Section 4.15(b) is delivered to Parent.

(c)                                  Parent, in the event it does not continue the employee welfare benefit plans sponsored and maintained by the Company, will take commercially reasonable efforts to cause Continuing Employees to be eligible for employee welfare benefits that are substantially similar to the benefits provided to similarly situated employees of Parent or its Subsidiaries. To the extent Parent elects to have Continuing Employees, and their eligible dependents where applicable, participate in Parent’s employee benefit plans, programs or policies following the Closing Date, (i) Parent will allow such Continuing Employees, and their eligible dependents where applicable, to participate in such plans, programs and policies on terms substantially similar to those provided to similarly situated employees of Parent or its Subsidiaries, (ii) each such Continuing Employee will receive credit for purposes of eligibility to participate and vesting under such plans for years of service with Company (or any of its Subsidiaries) prior to the Closing Date (except, for the avoidance of doubt, such prior service credit shall not apply to any equity compensation plans, policies or arrangement of Parent or any of its Subsidiaries), provided such credit does not result in duplication of benefits, and (iii) Parent, to the extent required by applicable Law and as permitted by the terms of the applicable group health plans, will cause any and all pre-existing condition limitations, eligibility waiting periods and evidence of insurability requirements under any group health plans of Parent in which such employees and their eligible dependents will participate to be waived.

(d)                                 Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to the Severance and Retention Policy described in Section 6.12(d) of the Company Disclosure Schedule and Made Available to Parent.

Section 6.13                                Termination of Benefit Plans..

(a)                                  Conditioned on the Closing, the Company shall terminate the Radiologix, Inc. 401(k) and Profit Sharing Plan (the “Single Employer 401(k) Plan”), effective no later than the day immediately preceding the Closing Date. The Company shall provide Parent with a copy of the Company’s Board resolutions terminating the Single Employer 401(k) Plan prior to the Closing.

(b)                                 To the extent the Closing occurs during the 2006 calendar year, the Company shall terminate the Radiologix, Inc. Welfare Benefits Plan (the “Welfare Plan”) no earlier than December 31, 2006. To the extent the Closing occurs after the 2006 calendar year, the Company shall terminate the Welfare Plan no later than the earlier of either 6 months after the Closing Date or the end of the calendar year in which the Closing occurs.

Section 6.14                                Third Party Consents; Notices. The Company shall use reasonable best efforts, to the extent requested by Parent, to obtain prior to the Closing, and deliver to Parent at or prior to the Closing,

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all consents, waivers and approvals under each Contract listed or described (or required to be listed or described) in Section 4.5 of the Company Disclosure Schedule, using a form reasonably acceptable to Parent. The Company shall give all notices and other information required to be given to the employees of the Company or any Company Subsidiary, any collective bargaining unit representing any group of employees of the Company or any Company Subsidiary and any applicable Governmental Entity under the WARN Act, the National Labor Relations Act, as amended, the Code, COBRA and other applicable Laws in connection with the transactions contemplated by this Agreement.

Section 6.15                                Leases; Consents. The Company shall obtain prior to the Closing, and deliver to Parent at or prior to the Closing, all consents, waivers and approvals required under each Lease with respect to the Merger.

Section 6.16                                Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any disposition of Company Common Shares (including derivative securities with respect to Company Common Shares) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.17                                Reasonable Efforts; Cooperation . Subject to the limitations set forth in Section 6.8(d), each of the parties hereto agrees to use reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things reasonably necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated hereby, including (i) taking all reasonable actions necessary to satisfy the respective conditions set forth in Article 7 and (ii) executing and delivering such other instruments and doing and performing such other acts and things as may be necessary or reasonably desirable to effect completely the consummation of the Merger and the other transactions contemplated hereby. Each of the Company and Parent shall keep the other party reasonably informed of, and cooperate with the other party in connection with, any stockholder litigation or claim against it or its directors and officers relating to the Merger or the other transactions contemplated by this Agreement, provided, however, that no settlement of any such litigation shall be agreed to without the other party’s consent, and provided further that all obligations in this Section 6.17 shall be subject to obligations of each party under applicable Laws relating to attorney-client communication and privilege.

Section 6.18                                Change of Control. At the Closing, (i) the individuals listed in Schedule 6.18 of the Company Disclosure Schedule will be paid the amounts set forth beside their names in Schedule 6.18 in full and final settlement of the Company’s obligations to them as a result of a Change of Control (as defined in their employment agreements) and (ii) their employment agreements shall automatically terminate and be cancelled effective as of the Closing Date; provided, however, that Sections 4.3 and 5.3 of Sami S. Abbasi’s employment agreement shall continue in accordance with its terms and Section 5.3 of each of Michael N. Murdock’s and Michael L. Silhol’s employment agreements shall continue in accordance with their respective terms. The amount for each individual set forth in Section 6.18 of the Company Disclosure Schedule is in addition to the amount payable to him that is disclosed in Section 4.10(d) of the Company Disclosure Schedule, the amount to be received by him as a result of the exercise of stock options, and the Merger Consideration to be received by him with respect to Company Common Shares; provided, that for purposes of clarification, none of the Executive Officers shall be entitled to any of the severance or retention benefits described in Section 6.12(d) of the Company Disclosure Schedule. Parent shall, or shall cause its Subsidiaries to, continue to provide each such individual listed in Schedule 6.18 and not employed by Parent or any of its Subsidiaries after the Closing with up to $1,000 per month to cover the medical insurance benefits described in his employment agreement until the earlier of (A)

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two years after the Closing Date or (B) the date on which the individual obtains substantially equivalent benefits from another party.

Section 6.19                                Parent Board Members. Promptly after the Closing Date, Parent shall use its reasonable best efforts to cause to be elected to Parent’s board of directors up to three persons designated by the Company and reasonably acceptable to Parent, two of whom shall, no later than January 1, 2007, meet the independence requirements of the SEC and any applicable exchange on which Parent’s Common Shares are then traded.

Section 6.20                                Listing; De-Listing of Company Common Shares. As promptly as practical after the Closing Date, Parent shall use its reasonable commercial efforts to have the Parent Common Shares listed on the AMEX or any other national securities exchange. The Surviving Corporation shall cause the Company’s shares to be de-listed from AMEX and de-registered under the Exchange Act following the Effective Time.

Section 6.21                                Financing. Parent has Made Available to the Company a copy of the commitment letter from GE Commercial Finance Healthcare Financial Services dated June 27, 2006 with respect to a financing in the amount of $405 million (the “Commitment Letter”). Prior to the Closing, Parent shall use its reasonable commercial efforts to consummate the financing described in the Commitment Letter, and if the commitment is withdrawn or otherwise not funded prior to the Closing, Parent shall use its reasonable commercial efforts to arrange substitute financing on substantially similar terms.

Section 6.22                                Affiliates. Prior to the date of the Company Stockholders Meeting, Parent shall deliver to the Company a list of names and addresses of those Persons who are, in the opinion of Parent, as of the time of the Company Stockholders Meeting referred to in Section 6.4, affiliates of the Company, within the meaning of Rule 145 under the Securities Act (“affiliates”). The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Stockholders Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise its reasonable best efforts to deliver or cause to be delivered to Parent, prior to the date of the Stockholders Meeting, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit E (the “Affiliates Letter”). Parent shall not be required to maintain the effectiveness of the Form S-4 or any other registration statement under the Securities Act for the purposes of resale of Parent Common Shares by such affiliates received in the Merger and Parent may direct the Exchange Agent not to issue certificates representing Parent Common Shares received by any such affiliate until Parent has received from such Person an Affiliates Letter. Parent may issue certificates representing Parent Common Shares received by such affiliates bearing a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 6.22.

ARTICLE 7

Closing Conditions

Section 7.1                                      Conditions to Obligations of Each Party Under This Agreement. The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction, at or prior to the Effective Time, of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

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(a)                                  Company Stockholders Approval. The Company Stockholders Approval shall have been obtained.

(b)                                 Parent Stockholders Approval. The Parent Stockholders Approval shall have been obtained.

(c)                                  OTCBB Listing. The Parent Common Shares issuable to the Company stockholders pursuant to this Agreement shall have been authorized for listing on the OTCBB.

(d)                                 No Order. No Governmental Entity shall have obtained, enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction, arbitration award, finding or other order (whether temporary, preliminary or permanent), in any case that is in effect and prevents or prohibits consummation of the Merger (a “Restraint”).

(e)                                  HSR Act. Any applicable waiting periods, together with any extensions thereof, under the (i) HSR Act and (ii) other Antitrust Laws required to consummate the Merger shall have expired or been terminated.

(f)                                    Form S-4. The Form S-4 shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

(g)                                 Court Proceedings. No action, suit, proceeding, claim, arbitration or investigation shall be pending or threatened in which any Governmental Entity is a party wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (i) prevent, restrain or otherwise interfere with the consummation of any of the transactions contemplated by this Agreement, or (ii) affect adversely the right or powers of Parent to own, operate or control the Company or any portion of the business or assets of the Company or Parent, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

Section 7.2                                      Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

(a)                                  Representations and Warranties. (i) The representations and warranties of the Company contained in Section 4.1, Section 4.3, Section 4.4, and Section 4.5 shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date) and (ii) all other representations and warranties of the Company contained in this Agreement and in any certificate or other writing delivered by the Company pursuant hereto, in each case disregarding and without giving any effect to all qualifications and exceptions contained herein and therein relating to materiality or Material Adverse Effect or any similar standard or qualification, shall be true and correct as of the date hereof and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not have a Material Adverse Effect.

(b)                                 Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.

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(c)                                  Material Adverse Effect. There shall not have occurred any Material Adverse Effect.

(d)                                 Consents and Approvals. The Company shall have obtained all permits, authorizations, consents and approvals required on its part to perform its obligations under, and consummate the transactions contemplated by, this Agreement, in form and substance reasonably satisfactory to the Parent, and Parent and Merger Sub shall have received evidence reasonably satisfactory to them of the receipt of such permits, authorizations, consents, and approvals, except for such permits, authorizations, consents and approvals the failure of which to obtain would not have a Material Adverse Effect.

(e)                                  Consents Under Agreements. The Company shall have obtained the consent or approval of each Person whose consent or approval shall be required under any Contract (including any Material Contract) to which the Company or any of its Subsidiaries is a party, except for such consents or approvals, the failure of which to obtain would not have a Material Adverse Effect.

(f)                                    Consents Under Leases. The Company shall have obtained and delivered to Parent all consents, waivers and approvals required under each Lease for the assignment of each Lease, except for such consents, waivers or approvals, the failure of which to obtain would not have a Material Adverse Effect.

(g)                                 Officer’s Certificate. The Company shall have delivered to Parent a certificate, signed by the Chief Executive Officer of the Company and dated as of the Closing Date, to the effect that the conditions set forth in this Section 7.2 have been satisfied.

(h)                                 Financing. Parent shall have consummated the financing described in the Commitment Letter on the terms and conditions set forth therein.

(i)                                     Company Dissenting Shares. The holders of not more than 10% of the total outstanding Company Common Shares immediately prior to the Effective Time that are entitled to appraisal of their shares under Section 262 of the DGCL shall have properly demanded, and not withdrawn, demands for appraisal of their shares of Company Common Stock that are eligible for appraisal under Section 262.

(j)                                     Parent Dissenting Shares. The holders of not more than 10% of the total outstanding Parent Common Shares shall have exercised, or shall retain the unexpired right to exercise, dissenters’ rights (or similar rights of dissent), if any, in respect of the Merger available under applicable Law.

(k)                                  Blue Sky Approvals. Parent shall have received all state securities and “blue sky” permits and approvals necessary to consummate the transactions contemplated hereby.

(l)                                     Cash At Closing. The Company shall have cash (not including restricted cash) on its balance sheet as of the Closing Date in an amount not less than $32.6 million.

(m)                               Affiliates Letter. Parent shall have received an Affiliates Letter from each of the Company’s directors and officers identified as an affiliate of the Company pursuant to Section 6.22.

Section 7.3                                      Additional Conditions to Obligations of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to the satisfaction, at or prior to the Effective Time, of the following conditions:

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(a)                                  Representations and Warranties. (i) The representations and warranties of Parent and Merger Sub contained in Section 5.1, Section 5.3, Section 5.4, and Section 5.5 shall be true and correct in all material respects as of the date hereof and as of the Effective Time as though made on and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date) and (ii) all other representations and warranties of Parent and Merger Sub contained in this Agreement and in any certificate or other writing delivered by Parent or Merger Sub pursuant hereto, in each case disregarding and without giving any effect to all qualifications and exceptions contained herein and therein relating to materiality or Parent Material Adverse Effect or any similar standard or qualification pursuant hereto shall be true and correct as of the date hereof and as of the Effective Time (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), except where the failure of such representations and warranties to be so true and correct has not had and would not have, a Parent Material Adverse Effect.

(b)                                 Agreements and Covenants. Parent shall have performed or complied with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except where such failure to perform or comply has not had and would not have a Parent Material Adverse Effect.

(c)                                  Parent Material Adverse Effect. There shall not have occurred any Parent Material Adverse Effect.

(d)                                 Officer’s Certificate. Parent shall have delivered to the Company a certificate, signed by an authorized officer of Parent and dated as of the Closing Date, to the effect that the conditions set forth in this Section 7.3 have been satisfied.

ARTICLE 8
Termination, Amendment and Waiver

Section 8.1                                      Termination. This Agreement may be terminated, and the Merger and the other transactions contemplated by this Agreement may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties, whether before or after the Company Stockholders Approval and Parent Stockholders Approval has been obtained:

(a)                                  By mutual written consent of Parent and the Company, by action of their respective Boards of Directors;

(b)                                 By either Parent or the Company if the Merger shall not have been consummated prior to April 30, 2007; provided, however, that such date may, from time to time, be extended by Parent (by written notice thereof to the Company) or by the Company (by written notice thereof to the Parent) up to and including May 31, 2007 in the event all conditions to effect the Merger other than one or more conditions set forth in Section 7.1(e) (the “Regulatory Conditions”) have been or are capable of being satisfied at the time of each such extension and the Regulatory Conditions have been or are reasonably capable of being satisfied on or prior to May 31, 2007 (such earlier date, as it may be so extended, shall be referred to herein as the “Outside Date”);

(c)                                  By either Parent or the Company if any Governmental Entity shall have issued a Restraint; provided that the party seeking to terminate this Agreement pursuant to this Section 8.1(c) shall have satisfied its obligations under Section 6.8;

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(d)                                 By either Parent or the Company if the Company Stockholders Approval shall not have been obtained at the Company Stockholders Meeting or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(d) shall not be available to the Company where the failure to obtain the Company Stockholders Approval is caused by any action or failure to act of the Company that constitutes a breach of this Agreement; provided, further, that no termination by the Company pursuant to this Section 8.1(d) shall be effective unless concurrently therewith it fulfills its obligations under Section 8.2;

(e)                                  By either Parent or the Company if the Parent Stockholders Approval shall not have been obtained at the Parent Stockholders Meeting or at any adjournment or postponement thereof; provided, however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to Parent where the failure to obtain the Parent Stockholders Approval is caused by any action or failure to act of Parent that constitutes a breach of this Agreement;

(f)                                    By Parent if (at any time prior to obtaining the Company Stockholders Approval) (i) the Company Board or any committee thereof shall for any reason have withheld, withdrawn, amended or modified in a manner adverse to Parent the Company Board Recommendation, (ii) the Company shall have failed to include the Company Board Recommendation in the Proxy Statement, (iii) the Company Board or any committee thereof shall have approved or publicly recommended any Acquisition Proposal, (iv) the Company shall have entered into any letter of intent with respect to or other Contract for any Acquisition Proposal, (v) the Company shall have breached any of the provisions of Sections 6.5 or 6.7, or (vi) a tender or exchange offer relating to securities of the Company shall have been commenced by a Person unaffiliated with Parent, and the Company shall not have sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten (10) Business Days after such tender or exchange offer is first published sent or given, a statement disclosing that the Company recommends rejection of such tender or exchange offer;

(g)                                 By Parent, if there shall have been or have been disclosed any Effect that constitutes a Material Adverse Effect or if (i)(A) the Company shall have breached any of its covenants or agreements set forth in this Agreement or (B) any representation or warranty of the Company set forth in this Agreement shall have become untrue or incorrect, (ii) such breach or misrepresentation, if curable, is not cured within twenty (20) Business Days after written notice thereof, and (iii) such breach or misrepresentation would cause the conditions set forth in Section 7.2(a) or Section 7.2(b) not to be satisfied;

(h)                                 By the Company, if there shall have been or have been disclosed any Effect that constitutes a Parent Material Adverse Effect or if (i)(A) either Parent, Acquirer Management or Merger Sub has breached any of its covenants or agreements set forth in this Agreement or (B) any representation or warranty of Parent, Acquirer Management or Merger Sub set forth in this Agreement shall have become untrue or incorrect, (ii) such breach or misrepresentation, if curable, is not cured within twenty (20) Business Days after written notice thereof, and (iii) such breach or misrepresentation would cause the conditions set forth in Section 7.3(a) or Section 7.3(b) not to be satisfied; or

(i)                                     By the Company pursuant to and in accordance with Section 6.7(d); provided, that, in order for the termination of this Agreement pursuant to this Section 8.1(i) to be deemed effective, the Company shall have complied with Section 6.7(d) and concurrently therewith fulfilled its obligation under Section 8.2.

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Section 8.2                                      Effect of Termination.

(a)                                  Limitation on Liability. In the event of termination of this Agreement by either the Company or Parent as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers, directors or stockholders, except (i) with respect to Section 6.6 (Confidentiality), Section 6.10 (Public Announcements), this Section 8.2 (Effect of Termination) and Article 9 (General Provisions) and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful breach by the other party of any of its representations, warranties, covenants or other agreements set forth in this Agreement.

(b)                                 Parent Expenses. Parent and the Company agree that if this Agreement is terminated pursuant to Section 8.1(d) (at a time when the condition described in Section 8.2(d)(iii)(A) exists), Section 8.1(f), clauses (i), (ii), and (iii) of Section 8.1(g) or Section 8.1(i), then the Company shall pay Parent an amount equal to the sum of Expenses incurred by Parent in an amount not to exceed $1,000,000. Payment of Expenses incurred by Parent shall be made no later than two (2) Business Days after delivery to the Company of notice of demand for payment and a documented itemization setting forth in reasonable detail all of Expenses incurred by Parent (which itemization may be supplemented and updated from time to time by Parent until the 90th day after Parent delivers such notice of demand for payment). All payments under this Section 8.2(b) shall be made by wire transfer of immediately available funds to an account designated by Parent.

(c)                                  Company Expenses. Parent and the Company agree that if this Agreement is terminated pursuant to clauses (i), (ii), and (iii) of Section 8.1(h) then Parent shall pay the Company an amount equal to the sum of Expenses incurred by the Company in an amount not to exceed $1,000,000. Payment of Expenses incurred by the Company shall be made no later than two (2) Business Days after delivery to Parent of notice of demand for payment and a documented itemization setting forth in reasonable detail all of Expenses incurred by the Company (which itemization may be supplemented and updated from time to time by the Company until the 90th day after the Company delivers such notice of demand for payment). All payments under this Section 8.2(c) shall be made by wire transfer of immediately available funds to an account designated by the Company. Payment of any amount described in this Section 8.2(c) shall be the sole and exclusive remedy of the Company for termination of this Agreement except in the event of willful and material breach of a material provision of this Agreement by Parent.

(d)                                 Company Termination Fee. In addition to any payment required by Section 8.2(b), the Company shall pay to Parent a termination fee of $3,000,000 (the “Termination Fee”) in immediately available funds if this Agreement is terminated (i) by Parent pursuant to Section 8.1(f), (ii) by the Company pursuant to Section 8.1(d) if at such time Parent was entitled to terminate pursuant to Section 8.1(f), (iii) by either party pursuant to Section 8.1(d) (other than by the Company if at such time Parent was entitled to terminate pursuant to Section 8.1(f)) in the event that, (A) after the date of this Agreement and before the vote on this Agreement at the Company Stockholders Meeting, an Acquisition Proposal with respect to the Company shall have been publicly announced, and (B) the Company enters into a definitive agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, within twelve (12) months following the termination of this Agreement or (iv) by the Company pursuant to Section 8.1(i). For purposes of the directly preceding sentence, references to “5%” and “10%” in clauses (i) and (iii) of the definition of “Acquisition Proposal” shall be deemed to be a reference to “50%”. Payment of any amount described in Section 8.2(b) and this Section shall be the sole and exclusive remedy of Parent and Merger Sub for termination of this Agreement except in the event of willful and material breach of a material provision of this Agreement by the Company. Any payment required to be made pursuant to Section 8.2(d)(i) or 8.2(d)(ii) shall be made no later than two (2) Business Days after the date of termination. Any payment required to be made pursuant to Section 8.2(d)(iii) shall be made no later than two (2) Business Days after the earlier of the entering into of a definitive agreement

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with respect to, or the consummation of, an Acquisition Proposal. All payments under this Section 8.2(d) shall be made by wire transfer of immediately available funds to an account designated by Parent. The Company and Parent acknowledge that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither Parent nor the Company would enter into this Agreement. Accordingly, if the Company or Parent fails promptly to pay any amount due to the other party pursuant to this Section 8.2 and, in order to obtain such payment, the other party commences a suit that results in a judgment against the party failing to make payment for all or any portion of the amounts set forth in this Section 8.2, the party failing to make payment shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the aggregate amount of the fees and expenses at a rate equal to the prime rate reported in The Wall Street Journal on the date such payment was required to be made plus 2%.

Section 8.3                                      Amendment. This Agreement may be amended by the parties hereto, whether before or after the Company Stockholders Approval has been obtained or at any time prior to the Effective Time; provided, however, that, after the Company Stockholders Approval and Parent Stockholders Approval have been obtained, no amendment may be made without further stockholder approval that, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 8.4                                      Waiver. At any time prior to the Effective Time, any party hereto may (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance by the other party with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.5                                      Fees and Expenses. Subject to Section 8.2, all Expenses incurred by the parties hereto shall be borne solely and entirely by the party that has incurred the same; provided, however, that each of Parent and the Company shall pay one-half of the filing fee(s) for filings made pursuant to Antitrust Laws and one-half of the fees and expenses related to filings and meetings with the rating agencies.

ARTICLE 9

General Provisions

Section 9.1                                      Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit any covenant or agreement of the parties that by its terms contemplates performance after the Effective Time.

Section 9.2                                      Notices. Any notices or other communications required or permitted under, or otherwise in connection with, this Agreement shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission (but only if followed by transmittal by national overnight courier or hand delivery on the next Business Day) or upon receipt after dispatch by registered or certified mail, postage prepaid, or on the next Business Day if transmitted by national overnight courier, in each case addressed as follows:

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If to Parent or Merger Sub, addressed to it at:

Primedex Health Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA 90025
Attn:  General Counsel
Telephone No. (310) 445-2842
Facsimile No. (310) 445-2980

with a mandated copy to:

Sheppard Mullin Richter & Hampton, LLP
1901 Avenue of the Stars, Suite 1600

Los Angeles, CA 90067

Attn:                    Linda G. Michaelson

C. Thomas Hopkins
Telephone No. (310) 228-3700

Facsimile No.: (310) 228-3701

If to the Company, addressed to it at:

Radiologix, Inc.
3600 JP Morgan Chase Tower
2200 Ross Avenue
Dallas, TX  75201
Attn:                    General Counsel
Telephone No.: (214) 303-2711

Facsimile No.: (214) 303-2849

with a mandated copy to:

Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, TX  75202

Attn:                    William R. Hays, III
Tom D. Harris, Jr.

Telephone No.: (214) 651-5000

Facsimile No.: (214) 651-5940

Section 9.3                                      Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.4                                      Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.5                                      Entire Agreement. This Agreement (together with the Exhibits, Schedules, Company Disclosure Schedule, Parent Disclosure Schedule and the other documents delivered pursuant hereto) and

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the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein, are not intended to confer upon any other Person any rights or remedies hereunder.

Section 9.6                                      Assignment. None of this Agreement or any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part, by operation of Law or otherwise, without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Notwithstanding the foregoing, Merger Sub may assign, in its sole discretion, any and all rights, interests and obligations under this Agreement to any wholly owned Parent Subsidiary without the Company’s consent.

Section 9.7                                      Parties in Interest.. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 6.11, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 9.8                                      Mutual Drafting. Each party hereto has participated in the preparation and drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties.

Section 9.9                                      Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a)                                  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware without reference to such state’s principles of conflict of laws.

(b)                                 Each of the parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of the Court of Chancery of the State of Delaware, or Federal court of the United States of America, located in the State of Delaware, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Agreement or the agreements delivered in connection herewith or the transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the parties hereby irrevocably and unconditionally (i) agrees not to commence any such action or proceeding except in such courts, (ii) agrees that any claim in respect of any such action or proceeding may be heard and determined in such Delaware court or, to the extent permitted by Law, in such Federal court, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such action or proceeding in any such Delaware or Federal court, and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such Delaware or Federal court. Each of the parties hereto agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.2. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(c)                                  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH

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OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (1) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (2) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (3) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (4) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9(c).

Section 9.10                                Disclosure. Any matter disclosed in any section of a party’s Disclosure Schedule shall be considered disclosed for other sections of such Disclosure Schedule, but only to the extent that it would be readily apparent that such matter on its face would apply to a particular section of a party’s Disclosure Schedule. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.

Section 9.11                                Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 9.12                                Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in addition to any other remedy to which they are entitled at Law or in equity. Each party hereto agrees to waive any requirement for the posting of, or securing of, a bond in connection with any such remedy.

Section 9.13                                Interpretation.

(a)                                  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Where a reference is made to a Law, such reference is to such Law as amended.

(b)                                 The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”  The phrases “provided to,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a true, correct and complete paper copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

[Remainder of page intentionally left blank]

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IN WITNESS WHEREOF, Parent, Acquirer Management, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PRIMEDEX HEALTH SYSTEMS, INC.

By:	/s/ Howard G. Berger, M.D.
	Name:	Howard G. Berger, M.D.
	Title:	President

RADNET MANAGEMENT, INC.

By:	/s/ Howard G. Berger, M.D.
	Name:	Howard G. Berger, M.D.
	Title:	President

PR ACQUISITION CORPORATION

By:	/s/ Howard G. Berger, M.D.
	Name:	Howard G. Berger, M.D.
	Title:	President

RADIOLOGIX, INC.

By:	/s/ Sami S. Abbasi
	Name:	Sami S. Abbasi
	Title:	Chief Executive Officer and President

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

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ANNEX B

FORM
OF
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
PRIMEDEX HEALTH SYSTEMS, INC.
(Under Section 805 of the Business Corporation Law)

We , the undersigned, as President and Secretary, respectively, of Primedex Health Systems, Inc., hereby certify that:

1.                                       The name of the corporation is Primedex Health Systems, Inc. (the “Corporation”). The name under which the Corporation was formed is CCC Franchising Corp.

2.                                       The date the Certificate of Incorporation was filed by the Department of State was October 21, 1985.

3.                                       An amendment of the Corporation’s Certificate of Incorporation effected by this Certificate of Amendment to change the name of the Corporation to RadNet, Inc., to change the total number of shares of Capital Stock which the Corporation shall have authority to issue by increasing the number of authorized shares of Common Stock, and to implement certain transfer restrictions on the Corporation’s capital stock as set forth herein.

4.                                       To effect the foregoing, Article FIRST of the certificate of incorporation is hereby amended to read in its entirety as follows:

FIRST:  The name of the Corporation is “RadNet, Inc.”

5.                                       To effect the foregoing, Article FOURTH of the certificate of incorporation is hereby amended to read in its entirety as follows:

FOURTH:  (a)                       The total number of shares of Capital Stock which the Corporation shall have authority to issue is Two Hundred and Thirty Million (230,000,000), consisting of Two Hundred Million (200,000,000) shares of Common Stock, par value $0.0001 per share, and Thirty Million (30,000,000) shares of Preferred Stock, par value $0.0001 per share, which shares of Preferred Stock shall be issuable in one or more classes or series.

(b)                                 the relative rights, preferences, and limitations of each class of Capital Stock are, and the designations and relative rights, preferences, and limitations of each series of Preferred Stock are to be fixed as follows:

(i)                                     Subject to any limitation prescribed by law, the number of shares in each series of Preferred Stock and the designation and relative rights, preferences, and limitations of each series of Preferred Stock shall be fixed by the Board of Directors of the Corporation, provided that before any shares of a series of Preferred Stock are issued a Certificate of Amendment of this Certificate of Incorporation shall be filed by the Board of Directors as required by Section 502 of the Business Corporation Law. Pursuant to the foregoing general authority vested in it, but not in limitation thereof, the Board of Directors is expressly empowered to determine with respect to the shares of each series of Preferred Stock:

(1)                                  the dividend rights of such shares, including whether the dividends to which such shares are entitled shall be cumulative or noncumulative and whether dividends on such shares shall have any preference over dividends payable on any other class or classes of stock;

(2)                                  whether such shares shall be convertible into shares of Common Stock or, to the extent permitted by law, into shares of another series of Preferred Stock and, if so, upon what terms and conditions;

(3)                                  whether such shares shall have voting rights in addition to those provided by law and, if so, to what extent and upon what terms and conditions;

(4)                                  whether such shares shall be subject to redemption by the Corporation and, if so, upon what terms and conditions;

(5)                                  whether, if such shares are to be redeemable, a sinking fund or other fund shall be established for the purchase of redemption there and, if so, what terms and conditions;

(6)                                  the rights of such shares in the event of the voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, including whether such shares shall have any preferential claim against the assets of the Corporation and, if so, to what extent.

(ii)                                  Except as otherwise provided by law or by action of the Board of Directors in granting voting rights to the shares of any series of Preferred Stock the entire voting power for the election of directors and for all other purposes shall be vested exclusively in the shares of Common Stock. Each share of Common Stock shall have one vote upon all matters.

6.                                       To effect the foregoing, the Certificate of Incorporation is hereby amended as set forth on Annex A to this Certificate of Amendment.

7.                                       At a meeting of the Board of Directors of the Corporation held on            , 2006, and at an annual meeting of the stockholders of the Corporation held on           , 2006, the foregoing amendment was approved by more than a majority of the holders of the outstanding shares of Common Stock of the Corporation entitled to vote thereon, all in accordance with Section 803(a) of the New York Business Corporation Law.

IN WITNESS WHEREOF, Primedex Health Systems, Inc. has caused this certificate to be signed by Howard G. Berger, M.D., its President, and by Norman R. Hames, its Secretary, this            day of           , 2006.

PRIMEDEX HEALTH SYSTEMS, INC.

By:
Howard G. Berger, M.D.
President

Norman R. Hames
Secretary

ANNEX 1

The certificate of incorporation is hereby amended to add a new Article TENTH reading as follows:

TENTH:  Restrictions on Transfers.

10.1                           Definitions. As used in this Article TENTH, the following capitalized terms have the following meanings when used herein with initial capital letters (and any references to any portions of Treasury Regulation § 1.382-2T shall include any successor provisions):

“5% Transaction” means any Transfer described in clause (a) or (b) of Section 10.2.

“Agent” has the meaning set forth in Section 10.6.

“Code” means the Internal Revenue Code of 1986, as amended.

“Corporation Securities” means (i) shares of Common Stock, (ii) shares of Preferred Stock (other than preferred stock described in Section 1504(a)(4) of the Code), (iii) warrants, rights, or options (including options within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)) to purchase Securities of the Corporation, and (iv) any Stock.

“Excess Securities” has the meaning given such term in Section 10.5.

“Expiration Date” means the beginning of the taxable year of the Corporation to which the Board of Directors determines that no Tax Benefits may be carried forward, unless the Board of Directors shall fix an earlier date in accordance with Section 10.11.

“Five-Percent Stockholder” means a Person or group of Persons that is a “5-percent stockholder” of the Corporation pursuant to Treasury Regulation § 1.382-2T(g).

“Percentage Stock Ownership” means the percentage Stock Ownership interest of any Person or group (as the context may require) for purposes of Section 382 of the Code as determined in accordance with Treasury Regulation § 1.382-2T(g), (h), (j) and (k) or any successor provision.

“Person” means any individual, firm, corporation or other legal entity, and includes any successor (by merger or otherwise) of such entity.

“Pre-existing 5% Stockholder” means (i) any Person that (A) has filed a Schedule 13D or 13G with respect to the Corporation on or before [          ], 2006 or (B) on or before the thirtieth day after the effectiveness of the Certificate of Incorporation, establishes to the satisfaction of the Board of Directors that such Person was a direct Five-Percent Stockholder or a “first tier entity” of the Corporation within the meaning of Treasury Regulation § 1.382-2T(f)(9) on [          ], 2006 and (ii) any “5-percent owner” or “higher tier entity” of any Person described in clause (i) within the meaning of Treasury Regulation § 1.382-2T(f)(10) and 1.382-2T(f)(14).

“Prohibited Distribution” has the meaning given such term in Section 10.6.

“Prohibited Transfer” means any purported Transfer of Corporation Securities to the extent that such Transfer is prohibited and/or void under this Article TENTH.

“Public Group” has the meaning set forth in Treasury Regulation § 1.382-2T(f)(13).

“Purported Transferee” has the meaning set forth in Section 10.5.

“Securities” and “Security” each has the meaning set forth in Section 10.8.

“Stock” means any interest that would be treated as “stock” of the Corporation pursuant to Treasury Regulation § 1.382-2T(f)(18).

“Stock Ownership” means any direct or indirect ownership of Stock, including any ownership by virtue of application of constructive ownership rules, with such direct, indirect, and constructive ownership determined under the provisions of Code Section 382 and the regulations thereunder.

“Tax Benefit” means the net operating loss carryovers, capital loss carryovers, general business credit carryovers, alternative minimum tax credit carryovers and foreign tax credit carryovers, as well as any loss or deduction attributable to a “net unrealized built-in loss” within the meaning of Section 382, of the Corporation or any direct or indirect subsidiary thereof.

“Transfer” means any direct or indirect sale, transfer, assignment, conveyance, pledge or other disposition or other action taken by a person, other than the Corporation, that alters the Percentage Stock Ownership of any Person or group. A Transfer also shall include the creation or grant of an option (including an option within the meaning of Treasury Regulation § 1.382-2T(h)(4)(v)). For the avoidance of doubt, a Transfer shall not include the creation or grant of an option by the Corporation, nor shall a Transfer include the issuance of Stock by the Corporation.

10.2                           Restrictions on Transfers. Any attempted Transfer of Corporation Securities prior to the Expiration Date and any attempted Transfer of Corporation Securities pursuant to an agreement entered into prior to the Expiration Date, shall be prohibited and void ab initio (a) if the transferee is a Five-Percent Stockholder or (b) to the extent that, as a result of such Transfer (or any series of Transfers of which such Transfer is a part), either (1) any Person or group of Persons would become a Five-Percent Stockholder or (2) the Percentage Stock Ownership in the Corporation of any Five-Percent Stockholder would be increased.

10.3                           Exceptions.

(a)                                  Notwithstanding anything to the contrary herein, if a Transfer by (but not to) a Pre-existing 5% Stockholder otherwise would be prohibited by Section 10.2, such Transfer shall not be prohibited under Section 10.2 if both of the following conditions are met: (i) such Transfer does not increase the Percentage Stock Ownership of any Five-Percent Stockholder other than a Public Group (including a new Public Group created under Treasury Regulation § 1.382-2T(j)(3)(i)), and (ii) the Stock that is the subject of the Transfer was owned by such Pre-existing 5% Stockholder on [          ], 2006.

(b)                                 The restrictions set forth in Section 10.2 shall not apply to an attempted Transfer that is a 5% Transaction if the transferor or the transferee obtains the prior written approval of the Board of Directors or a duly authorized committee thereof. As a condition to granting its approval pursuant to Section 10.3, the Board of Directors may, in its discretion, require (at the expense of the transferor and/or transferee) an opinion of counsel selected by the Board of Directors that the Transfer shall not result in the application of any Section 382 limitation on the use of the Tax Benefits. The Board of Directors may exercise the authority granted by this Article TENTH through duly authorized officers or agents of the Corporation. Nothing in this Section 10.3 shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under applicable law.

10.4                           Legend. Each certificate representing shares of Common Stock issued by the Corporation shall conspicuously bear the following legend:

“THE CERTIFICATE OF INCORPORATION (THE “CERTIFICATE OF INCORPORATION”) OF THE CORPORATION CONTAINS RESTRICTIONS PROHIBITING THE TRANSFER (AS DEFINED IN THE CORPORATION’S CERTIFICATE OF INCORPORATION) OF ANY STOCK OF THE CORPORATION (INCLUDING THE CREATION OR GRANT OF CERTAIN OPTIONS) WITHOUT THE PRIOR AUTHORIZATION OF THE BOARD OF DIRECTORS OF THE CORPORATION (THE “BOARD OF DIRECTORS”) IF SUCH TRANSFER AFFECTS THE PERCENTAGE OF STOCK OF THE CORPORATION (WITHIN THE MEANING OF SECTION 382 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED (THE “CODE”) AND THE TREASURY REGULATIONS PROMULGATED THEREUNDER), THAT IS TREATED AS OWNED BY A FIVE PERCENT STOCKHOLDER UNDER THE CODE AND SUCH REGULATIONS. IF THE TRANSFER RESTRICTIONS ARE VIOLATED, THEN THE TRANSFER WILL BE VOID AB INITIO AND THE PURPORTED TRANSFEREE OF THE STOCK WILL BE REQUIRED TO TRANSFER EXCESS SECURITIES (AS DEFINED IN THE CERTIFICATE OF INCORPORATION) TO THE CORPORATION’S AGENT. IN THE EVENT OF A TRANSFER WHICH DOES NOT INVOLVE SECURITIES OF THE CORPORATION WITHIN THE MEANING OF DELAWARE GENERAL CORPORATION LAW (“SECURITIES”) BUT WHICH WOULD VIOLATE THE TRANSFER RESTRICTIONS, THE PURPORTED TRANSFEREE (OR THE RECORD OWNER) OF THE SECURITIES WILL BE REQUIRED TO TRANSFER SUFFICIENT SECURITIES PURSUANT TO THE TERMS PROVIDED FOR IN THE CORPORATION’S CERTIFICATE OF INCORPORATION TO CAUSE THE FIVE PERCENT STOCKHOLDER TO NO LONGER BE IN VIOLATION OF THE TRANSFER RESTRICTIONS. THE CORPORATION WILL FURNISH

WITHOUT CHARGE TO THE HOLDER OF RECORD OF THIS CERTIFICATE A COPY OF THE CERTIFICATE OF INCORPORATION, CONTAINING THE ABOVE-REFERENCED TRANSFER RESTRICTIONS, UPON WRITTEN REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS.”

10.5                           Excess Securities.

(a)                                  No employee or agent of the Corporation shall record any Prohibited Transfer, and the purported transferee of such a Prohibited Transfer (the “Purported Transferee”) shall not be recognized as a stockholder of the Corporation for any purpose whatsoever in respect of the Corporation Securities which are the subject of the Prohibited Transfer (the “Excess Securities”). Until the Excess Securities are acquired by another person in a Transfer that is not a Prohibited Transfer, the Purported Transferee shall not be entitled with respect to such Excess Securities to any rights of stockholders of the Corporation, including, without limitation, the right to vote such Excess Securities and to receive dividends or distributions, whether liquidating or otherwise, in respect thereof, if any. After the Excess Securities have been acquired in a Transfer that is not a Prohibited Transfer, the Corporation Securities shall cease to be Excess Securities. For this purpose, any Transfer of Excess Securities not in accordance with the provisions of this Section 10.5 or Section 10.6 shall also be a Prohibited Transfer.

(b)                                 The Corporation may require as a condition to the registration of the Transfer of any Corporation Securities or the payment of any distribution on any Corporation Securities that the proposed Transferee or payee furnish to the Corporation all information reasonably requested by the Corporation with respect to all the direct or indirect ownership interests in such Corporation Securities. The Corporation may make such arrangements or issue such instructions to its stock transfer agent as may be determined by the Board of Directors to be necessary or advisable to implement this Article TENTH, including, without limitation, authorizing such transfer agent to require an affidavit from a purported transferee regarding such Person’s actual and constructive ownership of stock and other evidence that a Transfer will not be prohibited by this Article TENTH as a condition to registering any transfer.

10.6                           Transfer to Agent. If the Board of Directors determines that a Transfer of Corporation Securities constitutes a Prohibited Transfer then, upon written demand by the Corporation sent within thirty days of the date on which the Board of Directors determines that the attempted Transfer would result in Excess Securities, the Purported Transferee shall transfer or cause to be transferred any certificate or other evidence of ownership of the Excess Securities within the Purported Transferee’s possession or control, together with any dividends or other distributions that were received by the Purported Transferee from the Corporation with respect to the Excess Securities (“Prohibited Distributions”), to an agent designated by the Board of Directors (the “Agent”). The Agent shall thereupon sell to a buyer or buyers, which may include the Corporation, the Excess Securities transferred to it in one or more arm’s-length transactions (on the public securities market on which such Excess Securities are traded, if possible, or otherwise privately); provided, however, that the Agent shall effect such sale or sales in an orderly fashion and shall not be required to effect any such sale within any specific time frame if, in the Agent’s discretion, such sale or sales would disrupt the market for the Corporation Securities or otherwise would adversely affect the value of the Corporation Securities. If the Purported Transferee has resold the Excess Securities before receiving the Corporation’s demand to surrender Excess Securities to the Agent, the Purported Transferee shall be deemed to have sold the Excess Securities for the Agent, and shall be required to transfer to the Agent any Prohibited Distributions and proceeds of such sale, except to the extent that the Corporation grants written permission to the Purported Transferee to retain a portion of such sales proceeds not exceeding the amount that the Purported Transferee would have received from the Agent pursuant to Section 10.7 if the Agent rather than the Purported Transferee had resold the Excess Securities.

10.7                           Application of Proceeds and Prohibited Distributions. The Agent shall apply any proceeds of a sale by it of Excess Securities and, if the Purported Transferee has previously resold the Excess Securities, any amounts received by it from a Purported Transferee, together, in either case, with any Prohibited Distributions, as follows: (a) first, such amounts shall be paid to the Agent to the extent necessary to cover its costs and expenses incurred in connection with its duties hereunder; (b) second, any remaining amounts shall be paid to the Purported Transferee, up to the amount paid by the Purported Transferee for the Excess Securities (or the fair market value at the time of the Transfer, in the event the purported Transfer of the Excess Securities was, in whole or in part, a gift, inheritance or similar Transfer) which amount shall be determined at the discretion of the Board of Directors; and (c) third, any remaining amounts shall be paid to one or more organizations qualifying under Section 501(c)(3) of the Code (or any comparable successor provision) selected by the Board of Directors. The Purported Transferee of Excess Securities shall have no claim, cause of action or any other recourse whatsoever against any transferor of Excess Securities. The Purported Transferee’s sole right with respect to such shares shall be limited to the amount payable to the Purported Transferee pursuant to this Section 10.7. In no event shall the proceeds of any sale of Excess Securities pursuant to this Section 10.7 inure to the benefit of the Corporation.

10.8.                        Modification of Remedies for Certain Indirect Transfers. In the event of any Transfer which does not involve a transfer of securities of the Corporation within the meaning of Delaware Law (“Securities,” and individually, a “Security”) but which would cause a Five-Percent Stockholder to violate a restriction on Transfers provided for in this Article TENTH, the application of Section 10.6 and Section 10.7 shall be modified as described in this Section 10.8. In such case, no such Five-Percent Stockholder shall be required to dispose of any interest that is not a Security, but such Five-Percent Stockholder and/or any Person whose ownership of Securities is attributed to such Five-Percent Stockholder shall be deemed to have disposed of and shall be required to dispose of sufficient Securities (which Securities shall be disposed of in the inverse order in which the were acquired) to cause such Five-Percent Stockholder, following such disposition, not to be in violation of this Article TENTH. Such disposition shall be deemed to occur simultaneously with the Transfer giving rise to the application of this provision, and such number of Securities that are deemed to be disposed of shall be considered Excess Securities and shall be disposed of through the Agent as provided in Sections 10.6 and 10.7, except that the maximum aggregate amount payable either to such Five-Percent Stockholder or to such other Person that was the direct holder of such Excess Securities, in connection with such sale shall be the fair market value of such Excess Securities at the time of the purported Transfer. All expenses incurred by the Agent in disposing of such Excess Stock shall be paid out of any amounts due such Five-Percent Stockholder or such other Person. The purpose of this Section 10.8 is to extend the restrictions in Sections 10.2 and 10.6 to situations in which there is a 5% Transaction without a direct Transfer of Securities, and this Section 10.8, along with the other provisions of this Article TENTH, shall be interpreted to produce the same results, with differences as the context requires, as a direct Transfer of Corporation Securities.

10.9                           Legal Proceedings. If the Purported Transferee fails to surrender the Excess Securities or the proceeds of a sale thereof to the Agent within thirty days from the date on which the Corporation makes a written demand pursuant to Section 10.6 (whether or not made within the time specified in Section 10.6), then the Corporation shall use its best efforts to enforce the provisions hereof, including the institution of legal proceedings to compel the surrender. Nothing in this Section 10.9 shall (a) be deemed inconsistent with any Transfer of the Excess Securities provided in this Article TENTH being void ab initio, (b) preclude the Corporation in its discretion from immediately bringing legal proceedings without a prior demand or (c) cause any failure of the Corporation to act within the time periods set forth in Section 10.6 to constitute a waiver or loss of any right of the Corporation under this Article TENTH.

10.10                     Damages. Any stockholder subject to the provisions of this Article TENTH who knowingly violates the provisions of this Article TENTH and any Persons controlling, controlled by or under common control with such stockholder shall be jointly and severally liable to the Corporation for, and shall indemnify and hold the Corporation harmless against, any and all damages suffered as a result of such violation, including but not limited to damages resulting from a reduction in, or elimination of, the Corporation’s ability to utilize its Tax Benefits, and attorneys’ and auditors’ fees incurred in connection with such violation.

10.11                     Board Authority.

(a)                                  The Board of Directors of the Corporation shall have the power to determine all matters necessary for assessing compliance with this Article TENTH, including, without limitation, (i) the identification of Five-Percent Stockholders, (ii) whether a Transfer is a 5% Transaction or a Prohibited Transfer, (iii) the Percentage Stock Ownership in the Corporation of any Five-Percent Stockholder, (iv) whether an instrument constitutes a Corporation Security, (v) the amount (or fair market value) due to a Purported Transferee pursuant to Section 10.7, and (vi) any other matters which the Board of Directors determines to be relevant; and the good faith determination of the Board of Directors on such matters shall be conclusive and binding for all the purposes of this Article TENTH. In addition, the Board of Directors may, to the extent permitted by law, from time to time establish, modify, amend or rescind by-laws, regulations and procedures of the Corporation not inconsistent with the provisions of this Article TENTH for purposes of determining whether any Transfer of Corporation Securities would jeopardize the Corporation’s ability to preserve and use the Tax Benefits and for the orderly application, administration and implementation of this Article TENTH. The Board of Directors may delegate all or any portion of its duties and powers under this Article TENTH to a committee of the Board of Directors as it deems necessary or advisable.

(b)                                 Nothing contained in this Article TENTH shall limit the authority of the Board of Directors to take such other action to the extent permitted by law as it deems necessary or advisable to protect the Corporation and its stockholders in preserving the Tax Benefits. Without limiting the generality of the foregoing, in the event of a change in law making one or more of the following actions necessary or desirable, the Board of Directors may, by adopting a written resolution, (i) accelerate or extend the Expiration Date, (ii) modify the ownership interest percentage in the Corporation or the Persons or groups covered by this Article TENTH, (iii) modify the definitions of any terms set forth in this Article TENTH or (iv) modify the terms of this Article TENTH as appropriate to prevent an ownership change for purposes of Section 382 of the Code as a result of any changes in applicable Treasury Regulations or otherwise; provided, however, that the Board of Directors shall not cause there to be such acceleration, extension, change or modification unless it concludes in writing that such action is reasonably necessary or advisable to preserve the Tax Benefits or that the continuation of these restrictions is no longer reasonably necessary for the preservation of the Tax Benefits, and its conclusion is based upon a written opinion of tax counsel to the Corporation. Such written conclusion of the Board of Directors shall be filed with the Secretary of the Corporation and shall be mailed by the Secretary to all stockholders of the Corporation within 10 days after the date of such conclusion.

10.12                     Reliance. The Corporation and the members of the Board of Directors shall be fully protected in relying in good faith upon the information, opinions, reports or statements of the chief executive officer, the chief financial officer or the chief accounting officer of the Corporation or of the Corporation’s legal counsel, independent auditors, transfer agent, investment bankers or other employees and agents in making the determinations and findings contemplated by this Article TENTH, and the members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any Corporation Securities owned by any stockholder, the Corporation is entitled to rely conclusively on (a) the existence and absence of filings of Schedule 13D or 13G under the Securities and Exchange Act of 1934, as amended (or similar schedules), as of any date and (b) its actual knowledge of the ownership of Corporation Securities.

10.13                     General Authorization. The purpose of this Article TENTH is to facilitate the Corporation’s ability to maintain or preserve its Tax Benefits. If any provision of this Article TENTH or any application of any provision thereunder is determined to be invalid, the validity of the remaining provisions shall be unaffected and application of such provision shall be affected only to the extent necessary to comply with such determination.

ANNEX C

[BEAR STEARNS’ LETTERHEAD]

July 6, 2006

The Board of Directors
Radiologix, Inc.
3600 JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas  75201

Gentlemen:

We understand that Radiologix, Inc. (“Radiologix”), Primedex Health Systems, Inc. (“Primedex”), PR Acquisition Corporation, an indirect wholly-owned subsidiary of Primedex (“Merger Sub”), and Radnet Management, Inc., a wholly-owned subsidiary of Primedex and sole stockholder of Merger Sub (“Radnet Management”), will enter into an Agreement and Plan of Merger to be dated as of July 6, 2006 (the “Merger Agreement”), pursuant to which Merger Sub shall be merged with and into Radiologix with Radiologix continuing as the surviving corporation (the “Merger”). Pursuant to the Merger Agreement, each outstanding share of common stock of Radiologix, par value $0.000l per share (“Radiologix Common Stock”) (other than Radiologix Common Stock held by Radiologix, Primedex, Merger Sub or any subsidiary of Radiologix and Dissenting Shares, as such term is defined in the Merger Agreement) shall be converted into the tight to receive (i) a number of shares of common stock of Primedex, $0.01 par value per share (“Primedex Common Stock”) equal to a fraction, rounded down to the nearest one thousandth of a share, the numerator of which equals 22,621,922 (the “Maximum Primedex Common Shares”) and the denominator of which equals the number of Total Outstanding Shares, as such term is defined in the Merger Agreement, (the “Stock Consideration”) and (ii) an amount in cash, without interest, equal to (A) $42,950,000 (the “Maximum Cash Consideration”) less the Aggregate Stock Option Consideration, as such term is defined in the Merger Agreement, divided by (B) the number of Total Outstanding Shares (the “Cash Consideration” and together with the Stock Consideration, herein referred to as the “Consideration to be Received”). Pursuant to the Merger Agreement, Primedex, in its sole discretion and prior to the mailing of the Proxy Statement, may advise Radiologix that in lieu of issuing up to 3,500,000 shares of Primedex Common Stock (the “Share Election Number”) of the Stock Consideration, Primedex may increase the aggregate Cash Consideration by an amount equal to $2.00 multiplied by the Share Election Number (the “Alternative Merger Consideration Option”). Pursuant to the Merger Agreement, if Primedex elects the Alternative Merger Consideration Option, then the calculation of the Consideration to be Received shall be adjusted to reflect that the Maximum Primedex Common Shares shall be reduced by the Share Election Number and the Maximum Cash Consideration shall be increased by an amount equal to $2.00 multiplied by the Share Election Number. You have provided us with a copy of the Merger Agreement in substantially final form.

You have asked us to render our opinion as to whether the Consideration to be Received is fair, from a financial point of view, to the holders of Radiologix Common Stock.

In the course of performing our review and analyses for rendering this opinion, we have:

•                  reviewed the Merger Agreement in substantially final form;

•                  reviewed Radiologix’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the years ended December 31, 2003, 2004 and 2005, its Quarterly Report on Form 10-Q for the period ended March 31,2006 and its Current Reports on Form 8-K filed since December 31,2005;

•                  reviewed Primedex’s Annual Reports to Shareholders and Annual Reports on Form 10-K for the fiscal years ended October 31, 2003, 2004 and 2005, its Quarterly Reports on Form 10-Q for the periods ended January 31, 2006 and April 30, 2006 and its Current Reports on Form 8-K filed since October 31, 2005;

•                  reviewed certain operating and financial information relating to Radiologix’s business and prospects, including projections for the five years ended December 31, 2010, all as prepared and provided to us by Radiologix’s management (the “Radiologix Management Projections”);

•                  reviewed certain operating and financial information relating to Primedex’s business and prospects, including projections for the five years ended December 31, 2010, all as prepared and provided to us by Primedex’s management and as reviewed by Radiologix’s management (the “Primedex Management Projections”);

•                  reviewed certain estimates of cost savings and other combination benefits expected to result from the Merger, all as prepared and provided to us by Radiologix’s and Primedex’s management (the “Potential Synergies”);

•                  met with certain members of Radiologix’s senior management to discuss Radiologix’s business, operations, historical and projected financial results and future prospects;

•                  met with certain members of Primedex’s senior management to discuss Primedex’s business, operations, historical and projected financial results and future prospects;

•                  reviewed the historical prices, trading multiples and trading volumes of the shares of Radiologix Common Stock and Primedex Common Stock;

•                  reviewed publicly available financial data, stock market performance data and trading multiples of companies which we deemed generally comparable to Radiologix and Primedex;

•                  reviewed the terms of recent mergers and acquisitions involving companies which we deemed generally comparable to Radiologix;

•                  performed discounted cash flow analyses based on the Radiologix Management Projections, the Primedex Management Projections and the Potential Synergies;

•                  reviewed the pro forma financial results, financial condition and capitalization of Primedex giving effect to the Merger; and

•                  conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of the financial and other information provided to or discussed with us by Radiologix and Primedex, including, without limitation, the Radiologix Management Projections, the Primedex Management Projections and the Potential Synergies, or obtained by us from public sources. With respect to the Radiologix Management Projections, the Primedex Management Projections and the Potential Synergies, we have relied on representations that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the senior management of each of Radiologix and Primedex, respectively, as to the expected future performance of Radiologix and Primedex. With respect to the Primedex Management Projections and the Potential Synergies, we have relied on representations from Radiologix management that such projections and estimates have been reasonably prepared by Primedex management. We have not assumed any responsibility for the independent verification of any such information, including, without limitation, the Radiologix Management Projections, the Primedex Management Projections and the Potential Synergies, and we have further relied upon the assurances of the senior management of each of Radiologix and Primedex that they are unaware of any facts that would make the information, the Radiologix Management Projections, the Primedex Management Projections or the Potential Synergies incomplete or misleading.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (contingent or otherwise) of Radiologix and Primedex, nor have we been furnished with any such appraisals. We have assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Merger Agreement without any limitations, restrictions, conditions, amendments or modifications, regulatory or otherwise, that collectively would have a material effect on Radiologix, Primedex or the combined company.

We do not express any opinion as to the price or range of prices at which the shares of Radiologix Common Stock or Primedex Common Stock may trade subsequent to the announcement or consummation of the Merger.

We have acted as a financial advisor to Radiologix in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is contingent on successful consummation of the Merger. In the ordinary course of business, Bear Stearns and its affiliates may actively trade the equity and debt securities and/or bank debt of Radiologix and/or Primedex for our own account and for the account of our customers and, accordingly, may at any time hold a long or short position in such securities or bank debt.

It is understood that this letter is intended for the benefit and use of the Board of Directors of Radiologix and does not constitute a recommendation to the Board of Directors of Radiologix or any holders Radiologix Common Stock as to how to vote in connection with the Merger or otherwise. This opinion does not address Radiologix’s underlying business decision to pursue the Merger, the relative merits of the Merger as compared to any alternative business strategies that might exist for Radiologix, the financing of the Merger or the effects of any other transaction in which Radiologix might engage. This letter is not to be used for any other purpose, or be reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any proxy statement/prospectus to be distributed to the holders of Radiologix Common Stock in connection with the Merger. Our opinion is subject to the assumptions and conditions contained herein and is necessarily based on economic, market and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be Received is fair, from a financial point of view, to the holders of Radiologix Common Stock.

Very truly yours,

BEAR, STEARNS & CO. INC.

By:	/s/ Thomas Monaghan
Senior Managing Director

ANNEX D

Jefferies & Company, Inc.
2525 West End Avenue, Suite 1150
Nashville, TN  37203
tel  615.963.8300
www.jefco.com

July 6, 2006

Board of Directors
Primedex Health Systems, Inc.
1510 Cotner Avenue
Los Angeles, CA  90025

Members of the Board:

We understand that Primedex Health Systems, Inc. (the “Acquiror”), PR Acquisition Corporation, an indirect wholly-owned subsidiary of the Acquiror (“Merger Sub”), Radnet Management, Inc., a wholly-owned subsidiary of the Acquiror and the sole stockholder of Merger Sub, and Radiologix, Inc. (the “Company”) propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated as of July 5, 2006 (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”) in a transaction in which the Acquiror will issue and pay an aggregate of (i) 22,621,922 shares of common stock, par value $0.01 per share, of the Acquiror (the “Acquiror Common Stock”) and (ii) $42.95 million in cash, without interest (such shares and cash, collectively, the “Consideration”) for all outstanding shares of common stock, par value $0.01 pet share, of the Company (the “Company Common Stock”) and all of the Company’s outstanding restricted stock units and options to acquire Company Common Stock. As a result of the Merger, the Company will become an indirect wholly-owned subsidiary of the Acquiror. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

Jefferies & Company, Inc. (“Jefferies”), as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services. We have been engaged by the Acquiror to act as financial advisor to the Acquiror in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Merger. We also will be reimbursed for expenses incurred. The Acquiror has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered and to be rendered by Jefferies under such engagement. In the ordinary course of our business, we and our affiliates may trade or hold securities of the Acquiror or the Company for our own accounts and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we have in the past provided financing services to the Company and we may seek to, in the future, provide investment banking, financial advisory and financing services to the Acquiror or the Company or entities that are affiliated with the Acquiror or the Company, for which we would expect to receive compensation.

You have asked for our opinion as investment bankers as to whether the Consideration to be paid by the Acquiror pursuant to the Merger is fair, from a financial point of view, to the Acquiror.

In conducting our analysis and arriving at the opinion expressed herein, we have, among other things, (i) reviewed a draft of the Merger Agreement dated as of July 5, 2006, which for purposes of this opinion, we have assumed to be identical in all material respects to the definitive Merger Agreement; (ii) reviewed the Acquiror’s and the Company’s respective operations and prospects; (iii) reviewed certain financial and other information about the Acquiror and the Company that was publicly available; (iv) reviewed information concerning the Acquiror furnished to us by the Acquiror, including certain internal financial forecasts, financial analyses, budgets, reports and other information, as well as the amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Expected Synergies”); (v) reviewed information concerning the Company furnished to us by the Company, including certain internal financial forecasts, financial analyses, budgets, reports and other information, as well as financial forecasts of the Company that were prepared by the management of the Acquiror; (vi) held discussions with senior management of the Acquiror and the Company concerning historical and current operations, financial conditions and prospects, including recent financial performance, and the Expected Synergies; (vii) reviewed the share trading price histories of the Acquiror Common Stock and the Company Common Stock and certain publicly traded securities of such other companies which we deemed to be generally relevant for a period we deemed appropriate; (viii) reviewed the valuation of the Company implied by the Consideration; (ix) prepared discounted cash flow analyses of the Company on a standalone basis and of the Expected Synergies; (x) compared the historical and projected financial performance of the Acquiror and the Company with those of certain publicly traded companies which we deemed to be generally relevant in evaluating the Acquiror and the Company; (xi) reviewed, to the extent publicly available,

D-1

the financial terms of certain public transactions which we deemed to be generally relevant in evaluating the Merger; and (xii) reviewed the premiums paid in selected acquisition transactions. In addition, we have conducted such other quantitative reviews, analyses and inquiries relating to the Acquiror and the Company as we considered appropriate in rendering this opinion.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy, completeness and fair presentation of all financial and other information that was provided to us by the Acquiror and the Company or that was publicly available to us (including, without limitation, the information described above), or that was otherwise reviewed by us. This opinion is expressly conditioned upon such information (whether written or oral) being complete, accurate and fair in all respects material to our analysis.

With respect to the financial forecasts and the Expected Synergies provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Acquiror has informed us, however, and we have assumed that such financial forecasts and the Expected Synergies were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Acquiror as to the future performance of the Acquiror and the Company, respectively, and the Expected Synergies. We express no opinion as to any financial forecasts, the Expected Synergies or the assumptions on which they are made.

Accordingly, Jefferies’ analyses must be considered as a whole. Considering any portion of such analyses or the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

In our review, we did not obtain any independent evaluation or appraisal of the assets or liabilities of, nor did we conduct a comprehensive physical inspection of any of the assets of, the Acquiror or the Company, nor do we assume any responsibility to obtain any such evaluations, appraisals or inspections. Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We have made no independent investigation of any legal or accounting matters affecting the Acquiror or the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Acquiror and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Acquiror and its stockholders. We have relied as to all tax matters on advice of counsel and tax advisors to the Acquiror.

In rendering this opinion we have also assumed that: (i) the Merger will be consummated on the terms described in the Merger Agreement without any waiver of any material terms or conditions; (ii) there is not now, and there will not as a result of the consummation of the Merger be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Acquiror or the Company or any of their respective subsidiaries or affiliates is a party; and (iii) all material assets and liabilities (contingent or otherwise, known or unknown) of the Acquiror and the Company were as set forth in the consolidated financial statements provided to us, as of the dates of such financial statements.

It is understood that our opinion is for the use and benefit of the Board of Directors of the Acquiror in its consideration of the Merger, and our opinion does not address the relative merits of the Merger as compared to any alternative transactions that might be available to the Acquiror, nor does it address the underlying business decision by the Acquiror to engage in the Merger or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to how any holder of Acquiror Common Stock should vote on the Merger or any other matter. We express no opinion as to the price at which the Acquiror Common Stock will trade at any future time. Except as provided in our engagement letter with the Acquiror, our opinion may not be used or referred to by the Acquiror, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion as investment bankers that, as of the date hereof, the Consideration to be paid by the Acquiror pursuant to the Merger is fair, from a financial point, of view, to the Acquiror.

Very truly yours,

JEFFERIES & COMPANY, INC.

D-2

ANNEX E

FORM OF
PRIMEDEX HEALTH SYSTEMS, INC.
2006 EQUITY INCENTIVE PLAN

1.                                      Purpose of the Plan. The purpose of this Plan is to encourage ownership in the Company by key personnel whose long-term service the Company considers essential to its continued progress and, thereby, encourage recipients to act in the stockholders’ interest and share in the Company’s success.

2.                                      Definitions. As used herein, the following definitions shall apply:

“Act” shall mean the Securities Act of 1933, as amended.

“Administrator” shall mean the Board, any Committees, or such delegates as shall be administering the Plan in accordance with Section 4 of the Plan.

“Affiliate” shall mean any entity that is directly or indirectly in control of or controlled by the Company, or any entity in which the Company has a significant ownership interest as determined by the Administrator.

“Applicable Laws” shall mean the requirements relating to the administration of stock plans under federal and state laws; any stock exchange or quotation system on which the Company has listed or submitted for quotation the Common Stock to the extent provided under the terms of the Company’s agreement with such exchange or quotation system; and, with respect to Awards subject to the laws of any foreign jurisdiction where Awards are, or will be, granted under the Plan, to the laws of such jurisdiction.

“Award” shall mean, individually or collectively, a grant under the Plan of an Option, Stock Award, SAR, or Cash Award.

“Awardee” shall mean a Service Provider who has been granted an Award under the Plan.

“Award Agreement” shall mean an Option Agreement, Stock Award Agreement, SAR Agreement, or Cash Award Agreement, which may be in written or electronic format, in such form and with such terms as may be specified by the Administrator, evidencing the terms and conditions of an individual Award. Each Award Agreement is subject to the terms and conditions of the Plan.

“Board” shall mean the Board of Directors of the Company.

“Cash Award” shall mean a bonus opportunity awarded under Section 13 pursuant to which a Participant may become entitled to receive an amount based on the satisfaction of such performance criteria as are specified in the agreement or other documents evidencing the Award (the “Cash Award Agreement”).

“Change in Control” shall mean any of the following, unless the Administrator provides otherwise:

(i)                                        any merger or consolidation in which the Company shall not be the surviving entity (or survives only as a subsidiary of another entity whose stockholders did not own all or substantially all of the Common Stock in substantially the same proportions as immediately before such transaction);

(ii)                                     the sale of all or substantially all of the Company’s assets to any other person or entity (other than a wholly-owned subsidiary of the Company);

(iii)                                  the acquisition of beneficial ownership of a controlling interest (including power to vote) in the outstanding shares of Common Stock by any person or entity (including a “group” as defined by or under Section 13(d)(3) of the Exchange Act);

(iv)                                 the dissolution or liquidation of the Company;

(v)                                    a contested election of Directors, as a result of which or in connection with which the persons who were Directors before such election or their nominees cease to constitute a majority of the Board; or

(vi)                                 any other event specified, at the time an Award is granted or thereafter, by the Board or a Committee.

Notwithstanding the foregoing, the term “Change in Control” shall not include any underwritten public offering of Shares registered under the Act.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Committee” shall mean a committee of Directors appointed by the Board in accordance with Section 4 of the Plan.

“Common Stock” shall mean the common stock of the Company, par value $0.01.

“Company” shall mean Primedex Health Systems, Inc., a [New York] corporation, or its successor.

“Consultant” shall mean any natural person, other than an Employee or Director, who performs bona fide services for the Company or an Affiliate as a consultant or advisor.

“Conversion Award” has the meaning set forth in Section 4(b)(xii) of the Plan.

“Director” shall mean a member of the Board.

“Disability” shall mean permanent and total disability as defined in Section 22(e)(3) of the Code.

“Employee” shall mean an employee of the Company or any Affiliate, and may include an Officer or Director. Within the limitations of Applicable Law, the Administrator shall have the discretion to determine the effect upon an Award and upon an individual’s status as an Employee in the case of (i) any individual who is classified by the Company or its Affiliate as leased from or otherwise employed by a third party or as intermittent or temporary, even if any such classification is changed retroactively as a result of an audit, litigation or otherwise; (ii) any leave of absence approved by the Company or an Affiliate; (iii) any transfer between locations of employment with the Company or an Affiliate or between the Company and any Affiliate or between any Affiliates; (iv) any change in the Awardee’s status from an employee to a Consultant or Director; and (v) an employee who, at the request of the Company or an Affiliate, becomes employed by any partnership, joint venture, or corporation not meeting the requirements of an Affiliate in which the Company or an Affiliate is a party.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Fair Market Value” shall mean, unless the Administrator determines otherwise, as of any date, the closing price for such Common Stock as of such date (or if no sales were reported on such date, the closing price on the last preceding day for which a sale was reported), as reported in such source as the Administrator shall determine.

“Grant Date” shall mean the date upon which an Award is granted to an Awardee pursuant to this Plan.

“Incentive Stock Option” shall mean an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

“Nonstatutory Stock Option” shall mean an Option not intended to qualify as an Incentive Stock Option.

“Officer” shall mean a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

“Option” shall mean a right granted under Section 8 of the Plan to purchase a certain number of Shares at such exercise price, at such times, and on such other terms and conditions as are specified in the agreement or other documents evidencing the Award (the “Option Agreement”). Both Options intended to qualify as Incentive Stock Options and Nonstatutory Stock Options may be granted under the Plan.

“Participant” shall mean the Awardee or any person (including any estate) to whom an Award has been assigned or transferred as permitted hereunder.

“Plan” shall mean this Primedex Health Systems, Inc. 2006 Equity Incentive Plan.

“Qualifying Performance Criteria” shall have the meaning set forth in Section 14(b) of the Plan.

“Related Corporation” shall mean any parent or subsidiary (as those terms are defined in Section 424(e) and (f) of the Code) of the Company.

“Service Provider” shall mean an Employee, Officer, Director, or Consultant.

“Share” shall mean a share of the Common Stock, as adjusted in accordance with Section 15 of the Plan.

“Stock Award” shall mean an award or issuance of Shares or Stock Units made under Section 11 of the Plan, the grant, issuance, retention, vesting, and transferability of which is subject during specified periods to such conditions (including continued service or performance conditions) and terms as are expressed in the agreement or other documents evidencing the Award (the “Stock Award Agreement”).

“Stock Appreciation Right” or “SAR” shall mean an Award, granted alone or in connection with an Option, that pursuant to Section 12 of the Plan is designated as a SAR. The terms of the SAR are expressed in the agreement or other documents evidencing the Award (the “SAR Agreement”).

“Stock Unit” shall mean a bookkeeping entry representing an amount equivalent to the fair market value of one Share, payable in cash, property or Shares. Stock Units represent an unfunded and unsecured obligation of the Company, except as otherwise provided for by the Administrator.

“Ten-Percent Stockholder” shall mean the owner of stock (as determined under Section 424(d) of the Code) possessing more than 10% of the total combined voting power of all classes of stock of the Company (or any Related Corporation).

“Termination Date” shall mean the date of a Participant’s Termination of Service, as determined by the Administrator in its sole discretion.

“Termination of Service” shall mean ceasing to be a Service Provider. However, for Incentive Stock Option purposes, Termination of Service will occur when the Awardee ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or one of its Related Corporations. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or business unit, or a joint venture, shall be deemed to result in a Termination of Service.

3.                                      Stock Subject to the Plan.

(a)                                   Aggregate Limits.

(i)                                     The maximum aggregate number of Shares that may be issued under the Plan through Awards is [               ] Shares. Notwithstanding the foregoing, the maximum aggregate number of Shares that may be issued under the Plan through Incentive Stock Options is [               ] Shares. The limitations of this Section 3(a)(i) shall be subject to the adjustments provided for in Section 15 of the Plan.

(ii)                                  Upon payment in Shares pursuant to the exercise of an Award, the number of Shares available for issuance under the Plan shall be reduced only by the number of Shares actually issued in such payment. If any outstanding Award expires or is terminated or canceled without having been exercised or settled in full, or if Shares acquired pursuant to an Award subject to forfeiture or repurchase are forfeited or repurchased by the Company, the Shares allocable to the terminated portion of such Award or such forfeited or repurchased Shares shall again be available to grant under the Plan. Notwithstanding the foregoing, the aggregate number of shares of Common Stock that may be issued under the Plan upon the exercise of Incentive Stock Options shall not be increased for restricted Shares that are forfeited or repurchased. Notwithstanding anything in the Plan, or any Award Agreement to the contrary, Shares attributable to Awards transferred under any Award transfer program shall not be again available for grant under the Plan. The Shares subject to the Plan may be either Shares reacquired by the Company, including Shares purchased in the open market, or authorized but unissued Shares.

(b)                                  Code Section 162(m) Limit. Subject to the provisions of Section 15 of the Plan, the aggregate number of Shares subject to Awards granted under this Plan during any calendar year to any one Awardee shall not exceed [          ], except that in connection with his or her initial service, an Awardee may be granted Awards covering up to an additional [          ] Shares. Notwithstanding anything to the contrary in the Plan, the limitations set forth in this Section 3(b) shall be subject to adjustment under

Section 15 of the Plan only to the extent that such adjustment will not affect the status of any Award intended to qualify as “performance-based compensation” under Code Section 162(m).

4.                                      Administration of the Plan.

(a)                                  Procedure.

(i)                                     Multiple Administrative Bodies. The Plan shall be administered by the Board or one or more Committees, including such delegates as may be appointed under paragraph (a)(iv) of this Section 4.

(ii)                                  Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, Awards to “covered employees” within the meaning of Section 162(m) of the Code or Employees that the Committee determines may be “covered employees” in the future shall be made by a Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.

(iii)                               Rule 16b-3. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3 promulgated under the Exchange Act (“Rule 16b-3”), Awards to Officers and Directors shall be made in such a manner to satisfy the requirement for exemption under Rule 16b-3.

(iv)                              Other Administration. The Board or a Committee may delegate to an authorized Officer or Officers of the Company the power to approve Awards to persons eligible to receive Awards under the Plan who are not (A) subject to Section 16 of the Exchange Act; or (B) at the time of such approval, “covered employees” under Section 162(m) of the Code.

(v)                                 Delegation of Authority for the Day-to-Day Administration of the Plan. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b)                                 Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee or delegates acting as the Administrator, subject to the specific duties delegated to such Committee or delegates, the Administrator shall have the authority, in its sole discretion:

(i)                                     to select the Service Providers of the Company or its Affiliates to whom Awards are to be granted hereunder;

(ii)                                  to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iii)                               to determine the type of Award to be granted to the selected Service Provider;

(iv)                              to approve the forms of Award Agreements for use under the Plan;

(v)                                 to determine the terms and conditions, consistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include the exercise or purchase price, the time or times when an Award may be exercised (which may or may not be based on performance criteria), the vesting schedule, any vesting or exercisability acceleration or waiver of forfeiture restrictions, the acceptable forms of consideration, the term, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine and may be established at the time an Award is granted or thereafter;

(vi)                              to correct administrative errors;

(vii)                           to construe and interpret the terms of the Plan (including sub-plans and Plan addenda) and Awards granted pursuant to the Plan;

(viii)                        to adopt rules and procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized (A) to adopt the rules and procedures regarding the conversion of local currency, withholding procedures, and handling of stock certificates that vary with local requirements; and (B) to adopt sub-plans and Plan addenda as the Administrator deems desirable, to accommodate foreign laws, regulations and practice;

(ix)                                to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans and Plan addenda;

(x)                                   to modify or amend each Award, including the acceleration of vesting, exercisability, or both; provided, however, that any modification or amendment of an Award is subject to Section 16 of the Plan and may not materially impair any outstanding Award unless agreed to by the Participant;

(xi)                                to allow Participants to satisfy withholding tax amounts by electing to have the Company withhold from the Shares to be issued pursuant to an Award that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined in such manner and on such date that the Administrator shall determine or, in the absence of provision otherwise, on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may provide;

(xii)                             to authorize conversion or substitution under the Plan of any or all stock options, stock appreciation rights, or other stock awards held by service providers of an entity acquired by the Company (the “Conversion Awards”). Any conversion or substitution shall be effective as of the close of the merger or acquisition. The Conversion Awards may be Nonstatutory Stock Options or Incentive Stock Options, as determined by the Administrator, with respect to options granted by the acquired entity. Unless otherwise determined by the Administrator at the time of conversion or substitution, all Conversion Awards shall have the same terms and conditions as Awards generally granted by the Company under the Plan;

(xiii)                          to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xiv)                         to determine whether Awards will be settled in Shares, cash, or in any combination thereof;

(xv)                            to determine whether to provide for the right to receive dividends or dividend equivalents;

(xvi)                         to establish a program whereby Service Providers designated by the Administrator can reduce compensation otherwise payable in cash in exchange for Awards under the Plan;

(xvii)                      to impose such restrictions, conditions, or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an Award, including (A) restrictions under an insider trading policy, and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers;

(xviii)                   to provide, either at the time an Award is granted or by subsequent action, that an Award shall contain as a term thereof, a right, either in tandem with the other rights under the Award or as an alternative thereto, of the Participant to receive, without payment to the Company, a number of Shares, cash, or a combination of both, the amount of which is determined by reference to the value of the Award; and

(xix)                           to make all other determinations deemed necessary or advisable for administering the Plan and any Award granted hereunder.

(c)                                  Effect of Administrator’s Decision. All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of any Award granted hereunder, shall be final and binding on all Participants. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations, including the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

5.                                      Eligibility. Awards may be granted to Service Providers of the Company or any of its Affiliates.

6.                                      Effective Date and Term of the Plan. Subject to stockholder approval, the Plan shall become effective upon its adoption by the Board. Options, SARs, and Cash Awards may be granted immediately thereafter; provided, that no Option or SAR may be exercised and no Stock Award may be granted under the Plan until it is approved by the stockholders of the Company, in the manner and to the extent required by Applicable Law, within 12 months after the date of adoption by the Board. The Plan shall continue in effect for a term of ten years from the date of the Plan’s adoption by the Board unless terminated earlier under Section 16 herein.

7.                                      Term of Award. The term of each Award shall be determined by the Administrator and stated in the Award Agreement. In the case of an Option, the term shall be ten years from the Grant Date or such shorter term as may be provided in the Award Agreement.

8.                                      Options. The Administrator may grant an Option or provide for the grant of an Option, from time to time in the discretion of the Administrator or automatically upon the occurrence of specified events, including the achievement of performance goals, and for the satisfaction of an event or condition within the control of the Awardee or within the control of others.

(a)                                  Option Agreement. Each Option Agreement shall contain provisions regarding (i) the number of Shares that may be issued upon exercise of the Option; (ii) the type of Option; (iii) the exercise price of the Shares and the means of payment for the Shares; (iv) the term of the Option; (v) such terms and conditions on the vesting or exercisability of an Option, or both, as may be determined from time to time by the Administrator; (vi) restrictions on the transfer of the Option and forfeiture provisions; and (vii) such further terms and conditions, in each case not inconsistent with this Plan, as may be determined from time to time by the Administrator.

(b)                                 Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

(i)                                     In the case of an Incentive Stock Option, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date. Notwithstanding the foregoing, if any Incentive Stock Option is granted to a Ten-Percent Stockholder, then the exercise price shall not be less than 110% of the Fair Market Value of a share of Common Stock on the Grant Date.

(ii)                                  In the case of a Nonstatutory Stock Option, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date. The per Share exercise price may also vary according to a predetermined formula; provided, that the exercise price never falls below 100% of the Fair Market Value per Share on the Grant Date.

(iii)                               Notwithstanding the foregoing, at the Administrator’s discretion, Conversion Awards may be granted in substitution or conversion of options of an acquired entity, with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of such substitution or conversion.

(c)                                  Vesting Period and Exercise Dates. Options granted under this Plan shall vest, be exercisable, or both, at such times and in such installments during the Option’s term as determined by the Administrator. The Administrator shall have the right to make the timing of the ability to exercise any Option granted under this Plan subject to continued service, the passage of time, or such performance requirements as deemed appropriate by the Administrator. At any time after the grant of an Option, the Administrator may reduce or eliminate any restrictions surrounding any Participant’s right to exercise all or part of the Option.

(d)                                 Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment, either through the terms of the Option Agreement or at the time of exercise of an Option. The consideration, determined by the Administrator (or pursuant to authority expressly delegated by the Board, a Committee, or other person), and in the form and amount required by applicable law, shall be actually received before issuing any Shares pursuant to the Plan; which consideration shall have a value, as determined by the Board, not less than the par value of such Shares. Acceptable forms of consideration may include:

(i)                                     cash;

(ii)                                  check or wire transfer;

(iii)                               subject to any conditions or limitations established by the Administrator, other Shares that have a Fair Market Value on the date of surrender or attestation that does not exceed the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv)                              consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator to the extent that this procedure would not violate Section 402 of the Sarbanes-Oxley Act of 2002, as amended;

(v)                                 cashless, subject to any conditions or limitations established by the Administrator;

(vi)                              such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

(vii)                           any combination of the foregoing methods of payment.

9.                                      Incentive Stock Option Limitations.

(a)                                  Eligibility. Only employees (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or any of its Related Corporations may be granted Incentive Stock Options.

(b)                                 $100,000 Limitation. Notwithstanding the designation “Incentive Stock Option” in an Option Agreement, if the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Awardee during any calendar year (under all plans of the Company and any of its Related Corporations) exceeds $100,000, then the portion of such Options that exceeds $100,000 shall be treated as Nonstatutory Stock Options. An Incentive Stock Option is considered to be first exercisable during a calendar year if the Incentive Stock Option will become exercisable at any time during the year, assuming that any condition on the Awardee’s ability to exercise the Incentive Stock Option related to the performance of services is satisfied. If the Awardee’s ability to exercise the Incentive Stock Option in the year is subject to an acceleration provision, then the Incentive Stock Option is considered first exercisable in the calendar year in which the acceleration provision is triggered. For purposes of this Section 9(b), Incentive Stock Options shall be taken into account in the order in which they were granted. However, because an acceleration provision is not taken into account before its triggering, an Incentive Stock Option that becomes exercisable for the first time during a calendar year by operation of such provision does not affect the application of the $100,000 limitation with respect to any Incentive Stock Option (or portion thereof) exercised before such acceleration. The Fair Market Value of the Shares shall be determined as of the Grant Date.

(c)                                  Leave of Absence. For purposes of Incentive Stock Options, no leave of absence may exceed three months, unless the right to reemployment upon expiration of such leave is provided by statute or contract. If the period of leave exceeds three months and the Awardee’s right to reemployment is not provided by statute or contract, the Awardee’s employment with the Company shall be deemed to terminate on the first day immediately following such three-month period, and any Incentive Stock Option granted to the Awardee shall cease to be treated as an Incentive Stock Option and shall terminate upon the expiration of the three-month period starting on the date the employment relationship is deemed terminated.

(d)                                 Transferability. The Option Agreement must provide that an Incentive Stock Option cannot be transferable by the Awardee otherwise than by will or the laws of descent and distribution, and, during the lifetime of such Awardee, must not be exercisable by any other person. Notwithstanding the foregoing, the Administrator, in its sole discretion, may allow the Awardee to transfer his or her Incentive Stock Option to a trust where under Section 671 of the Code and other Applicable Law, the Awardee is considered the sole beneficial owner of the Option while it is held in the trust. If the terms of an Incentive Stock Option are amended to permit transferability, the Option will be treated for tax purposes as a Nonstatutory Stock Option.

(e)                                  Exercise Price. The per Share exercise price of an Incentive Stock Option shall be determined by the Administrator in accordance with Section 8(b)(i) of the Plan.

(f)                                    Ten-Percent Stockholder. If any Incentive Stock Option is granted to a Ten-Percent Stockholder, then the Option term shall not exceed five years measured from the date of grant of such Option.

(g)                                 Other Terms. Option Agreements evidencing Incentive Stock Options shall contain such other terms and conditions as may be necessary to qualify as Incentive Stock Options, to the extent determined desirable by the Administrator, under the applicable provisions of Section 422 of the Code.

10.                               Exercise of Option.

(a)                                  Procedure for Exercise; Rights as a Stockholder.

(i)                                     Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the respective Award Agreement.

(ii)                                  An Option shall be deemed exercised when the Company receives (A) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option; (B) full payment for the Shares with respect to which the related Option is exercised; and (C) with respect to Nonstatutory Stock Options, payment of all applicable withholding taxes.

(iii)                               Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Unless provided otherwise by the Administrator or pursuant to this Plan, until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option.

(iv)                              The Company shall issue (or cause to be issued) such Shares as soon as administratively practicable after the Option is exercised. An Option may not be exercised for a fraction of a Share.

(b)                                 Effect of Termination of Service on Options.

(i)                                     Generally. Unless otherwise provided for by the Administrator, if a Participant ceases to be a Service Provider, other than upon the Participant’s death or Disability, the Participant may exercise his or her Option within such period as is specified in the Award Agreement to the extent that the Option is vested on the Termination Date (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the vested portion of the Option will remain exercisable for three months following the Participant’s Termination Date. Unless otherwise provided by the Administrator, if on the Termination Date the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will automatically revert to the Plan. If after the Termination of Service the Participant does not exercise his or her Option within the time specified by the Administrator, the Option will automatically terminate, and the Shares covered by such Option will revert to the Plan.

(ii)                                  Disability of Awardee. Unless otherwise provided for by the Administrator, if a Participant ceases to be a Service Provider as a result of the Participant’s Disability, the Participant may exercise his or her Option within such period as is specified in the Award Agreement to the extent the Option is vested on the Termination Date (but in no event later than the expiration of the term of such Option as set forth in the Award Agreement). In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve months following the Participant’s Termination Date. Unless otherwise provided by the Administrator, if at the time of Disability the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will automatically revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will automatically revert to the Plan.

(iii)                               Death of Awardee. Unless otherwise provided for by the Administrator, if a Participant dies while a Service Provider, the Option may be exercised following the Participant’s death within such period as is specified in the Award Agreement to the extent that the Option is vested on the date of death (but in no event may the Option be exercised later than the expiration of the term of such Option as set forth in the Award Agreement), by the Participant’s designated beneficiary, provided such beneficiary has been designated before the Participant’s death in a form acceptable to the Administrator. If no such beneficiary has been designated by the Participant, then such Option may be exercised by the personal representative of the Participant’s estate or by the person or persons to whom the Option is transferred pursuant to the Participant’s will or in accordance with the laws of descent and distribution. In the absence of a specified time in the Award Agreement, the Option will remain exercisable for twelve months following Participant’s death. Unless otherwise provided by the Administrator, if at the time of death Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option will revert to the Plan. If the Option is not so exercised within the time specified herein, the Option will terminate, and the Shares covered by such Option will revert to the Plan.

11.                               Stock Awards.

(a)                                  Stock Award Agreement. Each Stock Award Agreement shall contain provisions regarding (i) the number of Shares subject to such Stock Award or a formula for determining such number; (ii) the purchase price, if any, of the Shares, and the means of payment for the Shares; (iii) the performance criteria, if any, and level of achievement versus these criteria that shall determine the number of Shares granted, issued, retained, or vested, as applicable; (iv) such terms and conditions on the grant, issuance, vesting, or forfeiture of the Shares, as applicable, as may be determined from time to time by the Administrator; (v) restrictions on the transferability of the Stock Award; and (vi) such further terms and conditions in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(b)                                 Restrictions and Performance Criteria. The grant, issuance, retention, and vesting of each Stock Award may be subject to such performance criteria and level of achievement versus these criteria as the Administrator shall determine, which criteria may be based on financial performance, personal performance evaluations, or completion of service by the Awardee.

Notwithstanding anything to the contrary herein, the performance criteria for any Stock Award that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code shall be established by the Administrator based on one or more Qualifying Performance Criteria selected by the Administrator and specified in writing.

(c)                                  Forfeiture. Unless otherwise provided for by the Administrator, upon the Awardee’s Termination of Service, the unvested Stock Award and the Shares subject thereto shall be forfeited, provided that to the extent that the Participant purchased any Shares pursuant to such Stock Award, the Company shall have a right to repurchase the unvested portion of such Shares at the original price paid by the Participant.

(d)                                 Rights as a Stockholder. Unless otherwise provided by the Administrator, the Participant shall have the rights equivalent to those of a stockholder and shall be a stockholder only after Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) to the Participant. Unless otherwise provided by the Administrator, a Participant holding Stock Units shall be entitled to receive dividend payments as if he or she were an actual stockholder.

12.                               Stock Appreciation Rights. Subject to the terms and conditions of the Plan, a SAR may be granted to a Service Provider at any time and from time to time as determined by the Administrator in its sole discretion.

(a)                                  Number of SARs. The Administrator shall have complete discretion to determine the number of SARs granted to any Service Provider.

(b)                                 Exercise Price and Other Terms. The per SAR exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the other terms and conditions of SARs granted under the Plan.

(c)                                  Exercise of SARs. SARs shall be exercisable on such terms and conditions as the Administrator, in its sole discretion, shall determine.

(d)                                 SAR Agreement. Each SAR grant shall be evidenced by a SAR Agreement that will specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(e)                                  Expiration of SARs. A SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the SAR Agreement. Notwithstanding the foregoing, the rules of Section 10(b) will also apply to SARs.

(f)                                    Payment of SAR Amount. Upon exercise of a SAR, the Participant shall be entitled to receive a payment from the Company in an amount equal to the difference between the Fair Market Value of a Share on the date of exercise over the exercise price of the SAR. This amount shall be paid in cash, Shares of equivalent value, or a combination of both, as the Administrator shall determine.

13.                               Cash Awards. Each Cash Award will confer upon the Participant the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established by the Administrator for a performance period.

(a)                                  Cash Award. Each Cash Award shall contain provisions regarding (i) the performance goal or goals and maximum amount payable to the Participant as a Cash Award; (ii) the performance criteria and level of achievement versus these criteria that shall determine the amount of such payment; (iii) the period as to which performance shall be measured for establishing the amount of any payment; (iv) the timing of any payment earned by virtue of performance; (v) restrictions on the alienation or transfer of the Cash Award before actual payment; (vi) forfeiture provisions; and (vii) such further terms and conditions, in each case not inconsistent with the Plan, as may be determined from time to time by the Administrator. The maximum amount payable as a Cash Award that is settled for cash may be a multiple of the target amount payable, but the maximum amount payable pursuant to that portion of a Cash Award granted under this Plan for any fiscal year to any Awardee that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code shall not exceed $[               ].

(b)                                 Performance Criteria. The Administrator shall establish the performance criteria and level of achievement versus these criteria that shall determine the target and the minimum and maximum amount payable under a Cash Award, which criteria may be based on financial performance or personal performance evaluations or both. The Administrator may specify the percentage of the target Cash Award that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code. Notwithstanding anything to the contrary herein, the performance criteria for any portion of a Cash Award that is intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code shall be a measure established by the Administrator based on one or more Qualifying Performance Criteria selected by the Administrator and specified in writing.

(c)                                  Timing and Form of Payment. The Administrator shall determine the timing of payment of any Cash Award. The Administrator may specify the form of payment of Cash Awards, which may be cash or other property, or may provide for an Awardee to have the option for his or her Cash Award, or such portion thereof as the Administrator may specify, to be paid in whole or in part in cash or other property.

(d)                                 Termination of Service. The Administrator shall have the discretion to determine the effect of a Termination of Service on any Cash Award due to (i) disability, (ii) retirement, (iii) death, (iv) participation in a voluntary severance program, or (v) participation in a work force restructuring.

14.                               Other Provisions Applicable to Awards.

(a)                                  Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent and distribution, and may be exercised, during the lifetime of the Participant, only by the Participant. If the Administrator makes an Award transferable, either at the time of grant or thereafter, such Award shall contain such additional terms and conditions as the Administrator deems appropriate, and any transferee shall be bound by such terms upon acceptance of such transfer.

(b)                                 Qualifying Performance Criteria. For purposes of this Plan, the term “Qualifying Performance Criteria” shall mean any one or more of the following performance criteria, applied to either the Company as a whole or to a business unit, Affiliate, Related Corporations, or business segment, either individually, alternatively, or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified in the Award by the Committee:  [(i) cash flow, (ii) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings), (iii) earnings per share, (iv) growth in earnings or earnings per share, (v) stock price, (vi) return on equity or average stockholders’ equity, (vii) total stockholder return, (viii) return on capital, (ix) return on assets or net assets, (x) return on investment, (xi) revenue, (xii) income or net income, (xiii) operating income or net operating income, (xiv) operating profit or net operating profit, (xv) operating margin, (xvi) return on operating revenue, (xvii) market share, (xviii) contract awards or backlog, (xix) overhead or other expense reduction, (xx) growth in stockholder value relative to the moving average of the S&P 500 Index or a peer group index, (xxi) credit rating, (xxii) strategic plan development and implementation, (xxiii) improvement in workforce diversity, (xxiv) EBITDA, and (xxv) any other similar criteria.]

(c)                                  Certification. Before payment of any compensation under an Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Committee shall certify the extent to which any Qualifying Performance Criteria and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock).

(d)                                 Discretionary Adjustments Pursuant to Section 162(m). Notwithstanding satisfaction or completion of any Qualifying Performance Criteria, to the extent specified at the time of grant of an Award to “covered employees” within the meaning of Section 162(m) of the Code, the number of Shares, Options or other benefits granted, issued, retained, or vested under an Award on account of satisfaction of such Qualifying Performance Criteria may be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

(e)                                  Section 409A. Notwithstanding anything in the Plan to the contrary, it is the Company’s intent that all Awards granted under this Plan comply with Section 409A of the Code, and each Award shall be interpreted in a manner consistent with that intention.

15.                               Adjustments upon Changes in Capitalization, Dissolution, Merger or Asset Sale.

(a)                                  Changes in Capitalization.

(i)            The limitations set forth in Section 3, the number and kind of Shares covered by each outstanding Award, and the price per Share (but not the total price) subject to each outstanding Award shall be proportionally adjusted to prevent dilution or enlargement of rights under the Plan for any change in the outstanding Common Stock subject to the Plan, or subject to any Award, resulting from any stock splits, combination or exchange of Shares, consolidation, spin-off or recapitalization of Shares or any capital adjustment or transaction similar to the foregoing or any distribution to holders of Common Stock other than regular cash dividends.

(ii)           The Administrator shall make such adjustment in such manner as it may deem equitable and appropriate, subject to compliance with Applicable Laws.  Any determination, substitution or adjustment made by the Administrator under this Section shall be conclusive and binding on all persons.  The conversion of any convertible securities of the Company shall not be treated as a transaction requiring any substitution or adjustment under this Section.  Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Award.

(b)                                 Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable before the effective date of such proposed transaction. The Administrator in its discretion may provide for an Option to be fully vested and exercisable until ten days before such proposed transaction. In addition, the Administrator may provide that any restrictions on any Award shall lapse before the proposed transaction, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate immediately before the consummation of such proposed transaction.

(c)                                  Change in Control. If there is a Change in Control of the Company, as determined by the Board or a Committee, the Board or Committee, or board of directors of any surviving entity or acquiring entity may, in its discretion, (i) provide for the assumption, continuation or substitution (including an award to acquire substantially the same type of consideration paid to the stockholders in the transaction in which the Change in Control occurs) of, or adjustment to, all or any part of the Awards; (ii) accelerate the vesting of all or any part of the Options and SARs and terminate any restrictions on all or any part of the Stock Awards or Cash Awards; (iii) provide for the cancellation of all or any part of the Awards for a cash payment to the Participants; and (iv) provide for the cancellation of all or any part of the Awards as of the closing of the Change in Control; provided, that the Participants are notified that they must exercise or redeem their Awards (including, at the discretion of the Board or Committee, any unvested portion of such Award) at or before the closing of the Change in Control.

16.                               Amendment and Termination of the Plan.

(a)                                  Amendment and Termination. The Administrator may amend, alter, or discontinue the Plan or any Award Agreement, but any such amendment shall be subject to approval of the stockholders of the Company in the manner and to the extent required by Applicable Law.

(b)                                 Effect of Amendment or Termination. No amendment, suspension, or termination of the Plan shall materially impair the rights of any Award, unless agreed otherwise between the Participant and the Administrator. Termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan before the date of such termination.

(c)                                  Effect of the Plan on Other Arrangements. Neither the adoption of the Plan by the Board or a Committee nor the submission of the Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board or any Committee to adopt such other incentive arrangements as it or they may deem desirable, including the granting of restricted stock or stock options otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

17.                               Designation of Beneficiary.

(a)                                  An Awardee may file a written designation of a beneficiary who is to receive the Awardee’s rights pursuant to Awardee’s Award or the Awardee may include his or her Awards in an omnibus beneficiary designation for all rights under the Awardee’s Awards and all benefits under the Plan. To the extent that Awardee has completed a designation of beneficiary such beneficiary designation shall remain in effect with respect to any Award hereunder until changed by the Awardee to the extent enforceable under Applicable Law.

(b)                                 The Awardee may change such designation of beneficiary at any time by written notice. If an Awardee dies and no beneficiary is validly designated under the Plan who is living at the time of such Awardee’s death, the Company shall allow the executor or administrator of the estate of the Awardee to receive the Awardee’s rights under the Awardee’s Awards and all benefits under the Plan, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may allow the spouse or one or more dependents or relatives of the Awardee to receive the Awardee’s rights under the Awardee’s Awards and all benefits under the Plan to the extent permissible under Applicable Law.

18.                               No Right to Awards or to Service. No person shall have any claim or right to be granted an Award and the grant of any Award shall not be construed as giving an Awardee the right to continue in the service of the Company or its Affiliates. Further, the Company and its Affiliates expressly reserve the right, at any time, to dismiss any Service Provider or Awardee at any time without liability or any claim under the Plan, except as provided herein or in any Award Agreement entered into hereunder.

19.                               Preemptive Rights. No Shares will be issued under the Plan in violation of any preemptive rights held by any stockholder of the Company.

20.                               Legal Compliance. No Share will be issued pursuant to an Award under the Plan unless the issuance and delivery of such Share, as well as the exercise of such Award, if applicable, will comply with Applicable Laws. Issuance of Shares under the Plan shall be subject to the approval of counsel for the Company with respect to such compliance. Notwithstanding anything in the Plan to the contrary, the Plan is intended to comply with the requirements of Section 409A of the Code and shall be interpreted in a manner consistent with that intention.

21.                               Inability to Obtain Authority. To the extent the Company is unable to or the Administrator deems that it is not feasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

22.                               Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

23.                               Notice. Any written notice to the Company required by any provisions of this Plan shall be addressed to the Secretary of the Company and shall be effective when received.

24.                               Governing Law; Interpretation of Plan and Awards.

(a)                                  This Plan and all determinations made and actions taken pursuant hereto shall be governed by the substantive laws, but not the choice of law rules, of the state of [New York].

(b)                                 If any provision of the Plan or any Award granted under the Plan is declared to be illegal, invalid, or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid, and enforceable, or otherwise deleted, and the remainder of the terms of the Plan and Award shall not be affected except to the extent necessary to reform or delete such illegal, invalid, or unenforceable provision.

(c)                                  The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of the Plan, nor shall they affect its meaning, construction or effect.

(d)                                 The terms of the Plan and any Award shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors, and assigns.

(e)                                  All questions arising under the Plan or under any Award shall be decided by the Administrator in its total and absolute discretion. If the Participant believes that a decision by the Administrator with respect to such person was arbitrary or capricious, the Participant may request arbitration with respect to such decision. The review by the arbitrator shall be limited to determining whether the Administrator’s decision was arbitrary or capricious. This arbitration shall be the sole and exclusive review permitted of the Administrator’s decision, and the Awardee shall as a condition to the receipt of an Award be deemed to waive explicitly any right to judicial review.

25.                               Limitation on Liability. The Company and any Affiliate or Related Corporation that is in existence or hereafter comes into existence shall not be liable to a Participant, an Employee, an Awardee, or any other persons as to:

(a)                                  The Non-Issuance of Shares. The non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares hereunder; and

(b)                                 Tax Consequences. Any tax consequence expected, but not realized, by any Participant, Employee, Awardee or other person due to the receipt, exercise or settlement of any Option or other Award granted hereunder.

26.                               Unfunded Plan. Insofar as it provides for Awards, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Awardees who are granted Stock Awards under this Plan, any such accounts will be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets that may at any time be represented by Awards, nor shall this Plan be construed as providing for such segregation, nor shall the Company or the Administrator be deemed a trustee of stock or cash to be awarded under the Plan. Any liability of the Company to any Participant with respect to an Award shall be based solely upon any contractual obligations that may be created by the Plan; no such obligation of the Company shall be deemed secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any obligation that may be created by this Plan.

IN WITNESS WHEREOF, the Company, by its duly authorized officer, has executed this Plan, effective as of              , 2006.

PRIMEDEX HEALTH SYSTEMS, INC.

By:

Its:

ANNEX F

Section 262 of the General Corporation Law of the State of Delaware
Appraisal Rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

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(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation

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published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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ANNEX G

California General Corporation Law – Chapter 13. Dissenters’ Rights

1300. (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision (e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter. (b) As used in this chapter, “dissenting shares” means shares which come within all of the following descriptions: (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or (B) listed on the National Market System of the NASDAQ Stock Market, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class. (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting. (3) Which the dissenting shareholder has demanded that the corporation purchase at their fair market value, in accordance with Section 1301. (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302. (c) As used in this chapter, “dissenting shareholder” means the recordholder of dissenting shares and includes a transferee of record.

1301. (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the  reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder’s right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision (b) of Section 1300, unless they lose their status as dissenting shares under Section 1309. (b) Any shareholder who has a right to require the corporation to purchase the shareholder’s shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders’ meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder. (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

1302. Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder’s certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

1303. (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation. (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

1304. (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint. (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated. (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

1305. (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it. (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares. (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered. (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment. (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys’ fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of Section 1301).

1306. To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

1307. Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

1308. Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

1309. Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following: (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys’ fees. (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles. (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder. (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder’s demand for purchase of the dissenting shares.

1310. If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

1311. This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

1312. (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization. (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder’s shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder’s shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days’ prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member. (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

1313. A conversion pursuant to Chapter 11.5 (commencing with Section 1150) shall be deemed to constitute a reorganization for purposes of applying the provisions of this chapter, in accordance with and to the extent provided in Section 1159.

Annex H

PRIMEDEX HEALTH SYSTEMS, INC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
CHARTER

I.                                         PURPOSE, OBJECTIVES AND DUTIES

The primary purpose of the Audit Committee is to assist the Board of Directors (“Board”) in fulfilling its oversight responsibilities by reviewing: the financial reports and other financial information provided by Primedex Health Systems, Inc.. (“Company”) to any governmental body or the public; the Company’s systems of internal controls regarding finance and accounting that management and the Board have established; and the Company’s auditing, accounting and financial reporting processes generally. Consistent with this purpose, the Audit Committee shall encourage continuous improvement of, and foster adherence to the Company’s policies, procedures and practices at all levels.

The Audit Committee’s primary objectives are to:

•      Serve as an independent and objective party to monitor the Company’s financial reporting processes and internal controls systems.

•      Review the work of the Company’s independent accountants.

•      Provide independent, direct, and open communications among the Company’s independent accountants, financial and senior management, and the Board.

•      Oversee with management the reliability and integrity of the Company’s accounting policies and financial reporting and disclosure practices.

The Audit Committee’s primary duties shall specifically be to:

•      Discuss and review with the Company’s independent accountants their ultimate accountability to the Board and the Audit Committee.

•      Share with the Board the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the Company’s independent accountants.

•      Ensure that the Company’s independent accountants submit on a periodic basis to the Audit Committee a formal written statement delineating all relationships between the independent accountants and the Company.

•      Engage actively in a dialogue with the Company’s independent accountants with respect to any disclosed relationship or services that may impact the objectivity of the independent accountants and recommend that the Board take appropriate action in response to the independent accountants’ report to satisfy itself of the independent accountants’ independence.

II.                                     COMPOSITION

1.                                       Composition of Audit Committee.

(a)                                  The Audit Committee shall consist of at least two directors, all of who have no relationship to the Company that may interfere with the exercise of their independence from management and the Company (“Independent”).

(b)                                 Each member of the Audit Committee shall be financially literate, as such qualification is interpreted by the Board in its business judgment, or must become financially literate within a reasonable period of time after his or her appointment to the Audit Committee.

(c)                                  At least one member of the Audit Committee must have accounting or related financial management expertise, as the Board interprets such qualification in its business judgment.

2.                                       Independence Requirement of Audit Committee Members.

Notwithstanding the definition of Independent provided in Section II.1.(a) above, the following persons are not considered Independent:

(a)                                  a director who is employed by the Company or any of its affiliates for the current year or any of the past three years;

(b)                                 a director who accepted compensation from the Company or any of its affiliates in excess of $60,000 during the previous fiscal year, other than compensation for Board service, benefits under a tax-qualified retirement plan, or non-discretionary compensation;

(c)                                  a director who is a member of the immediate family of an individual who has, or has been in any of the past three years, employed by the Company or any of its affiliates as an executive officer;

(d)                                 a director who is a partner in or a controlling shareholder or an executive officer of any for-profit business organization to which the Company made or from which the Company received, payments  (other than those arising solely from investments in the Company’s or the business organization’s securities) that exceed 5% of the Company’s or the business organization’s consolidated gross revenues for that year, or $200,000, whichever is more, in any of the past three years;

(e)                                  a director who is employed as an executive officer of another entity where any of the Company’s executives serve on that entity’s compensation committee.

Notwithstanding the above, one director who is not Independent and is not a current employee or an immediate family member of such employee, may be appointed to the Audit Committee, if the Board, under exceptional and limited circumstances, determines that membership on the Audit Committee by that individual is required in the best interest of the Company and its stockholders and the Board discloses, in the next annual statement subsequent to such determination, the nature of the relationship and the reasons for that determination.

3.                                       Election of Audit Committee Members.

The members of the Audit Committee shall be elected by the Board at the Board meeting following the annual meeting of stockholders or until their successors shall be duly elected and qualified. Unless a Chairperson is elected by the full Board, the members of the Audit Committee shall designate a Chairperson by majority vote of the full Audit Committee membership.

III. MEETINGS

The Audit Committee shall meet in person or by telephone at least four times annually, or more frequently as circumstances dictate, including the meetings described below, and shall report to the Board following each meeting of the Audit Committee at the next regularly scheduled meeting of the Board or sooner. As part of its primary function, to foster independent, direct, and open communications, the Audit Committee shall meet at least annually with management and the Company’s independent accountants in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately. In addition, the Chairperson of the Audit Committee shall meet in person or by telephone with the Company’s independent accountants and the Company’s chief financial officer quarterly to review the Company’s financial statements consistent with Section IV.4, 5 and 6 below.

IV. RESPONSIBILITIES

To fulfill its primary responsibilities the Audit Committee shall:

DOCUMENTS/REPORTS REVIEW

1.                                       Review and update this Charter periodically, and at least annually, as conditions dictate.

2.                                       Review the Company’s annual financial statements and related notes thereto and any reports or other financial information submitted to any governmental body or the public, including any certification, report, analysis, opinion or review rendered by the Company’s independent accountants.

3.                                       Review the regular internal quarterly reports to management.

4.                                       Review filings made with the Securities and Exchange Commission (“SEC”) and other published documents containing the Company’s financial statements and consider whether the information contained in such documents is consistent with the information contained in the Company’s financial statements.

5.                                       Include in the Company’s statements relating to annual meetings of stockholders at which directors are to be elected (or special meetings or written consents in lieu of such meetings) a report of the Audit Committee that complies with the SEC’s regulations for such reports.

6.                                       Review (or cause the Chairperson of the Audit Committee to review) with the Company’s independent accountants and the Company’s chief financial officer each quarterly report on Form 10-Q and all financial statements and related notes thereto (or any successor report thereto under the rules and regulations of the SEC) prior to its filing with the SEC or prior to the public release of the Company’s earnings.

INDEPENDENT ACCOUNTANTS

7.                                       Recommend to the Board the selection, evaluation and, where appropriate, replacement of the Company’s independent accountants, consider the independence and effectiveness of the independent accountants and approve the fees and other compensation to be paid to the independent accountants and the range and cost of audit and non-audit services performed by the independent accountants. On an annual basis, the Audit Committee shall review and discuss with the independent accountants all significant relationships the independent accountants have with the Company in order to determine such independent accountants’ independence.

8.                                       Periodically consult with the Company’s independent accountants out of the presence of management about internal controls and the fullness and accuracy of the Company’s financial statements.

FINANCIAL REPORTING PROCESSES

9.                                       In consultation with the Company’s independent accountants, review the integrity of the Company’s financial reporting processes, both internal and external; confer with the independent accountants concerning the scope of their examinations of the books and records of the Company and its subsidiaries; review and approve the independent accountant’s annual engagement letter; review and approve the Company’s annual audit plans and budgets; direct the special attention of the independent accountants to specific matters or areas deemed by the Audit Committee to be of special significance; and authorize the independent accountants to perform such supplemental reviews or audits as the Audit Committee may deem necessary.

10.                                 Consider the Company’s independent accountants’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

11.                                 Consider and approve, if appropriate, major changes to the Company’s auditing and accounting principles and practice as suggested by the Company’s independent accountants or management.

PROCESS IMPROVEMENT

12.                                 Establish regular and separate systems of reporting to the Audit Committee by each of management and the Company’s independent accountants regarding any significant judgments made in management’s preparation of the financial statements and the view of each as to the appropriateness of such judgments.

13.                                 Following completion of the Company’s annual audit, review separately with each of management and the Company’s independent accountants any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information and the nature and extent of any significant changes in accounting principles or the application thereto.

14.                                 Review any significant disagreement among management and the Company’s independent accountants in connection with the preparation of the financial statements.

15.                                 Review with the Company’s independent accountants and management the extent to which changes or improvement in financial or accounting practices, as approved by the Audit Committee, have been implemented. (This review should be conducted at an appropriate time subsequent to implementation of changes or improvements, as decided by the Committee.)

16.                                 Inquire of management and the Company’s independent accountants about significant risks or exposures and assess the steps that management has taken to minimize such risks to the Company.

GENERAL

17.                                 Perform any other activities consistent with this Charter, the Company’s Bylaws and governing law, as the Audit Committee or the Board deems necessary or appropriate.

V.                                    CONSISTENCY WITH CERTIFICATE OF INCORPORATION/BYLAWS

To the extent that any provision or section of this Charter may be inconsistent with any article, provision or section of the Certificate of Incorporation or Bylaws of the Company, the Certificate of Incorporation or Bylaws, as appropriate, shall fully control.

ANNEX I

Form of Proxy Card for Radiologix Common Stockholders

RADIOLOGIX, INC.

3600 JPMorgan Chase Tower
2200 Ross Avenue
Dallas, Texas 75201-2776

Special Meeting of Stockholders to be held             , 2006

THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned stockholder(s) of Radiologix, Inc., a Delaware corporation (the “Company”), hereby appoints Sami S. Abbasi and Michael L. Silhol, and each of them, attorneys-in-fact and proxies of the undersigned, with full power of substitution, to represent and to vote all shares of common stock of the Company that the undersigned is entitled to vote at the Special Meeting of Stockholders to be held at 3900 JPMorgan Chase Tower, 2200 Ross Avenue, Dallas, Texas 75201-2776, at 9:00 A.M., local time, on [DAY of WEEK], [DATE], 2006, and at any adjournment thereof.

(continued on reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

☐ FOLD AND DETACH HERE ☐

I-1

Radiologix’s board of directors recommends that you vote FOR each of the Radiologix special meeting proposals, including meeting proposal number 1, the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger.

Unless otherwise marked, this proxy will be voted FOR the adoption of the merger agreement and the transactions contemplated by the merger agreement, including the merger and FOR Proposal No. 2.	Please Mark Here for Address Change or Comments ☐ SEE REVERSE SIDE

1.                                       To adopt the Agreement and Plan of Merger, dated as of July 6, 2006, by and among Radiologix, Inc., Primedex Health Systems, Inc., PR Acquisition Corporation and RadNet Management, Inc, and the transactions contemplated by the merger agreement, including the merger.

FOR ☐           AGAINST ☐           ABSTAIN ☐

2.                                       To approve adjournments or postponements of the Radiologix special meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Radiologix special meeting  to approve the above proposal.

FOR ☐           AGAINST ☐           ABSTAIN ☐

YOU ARE REQUESTED TO COMPLETE, DATE, SIGN, AND RETURN
THIS PROXY PROMPTLY. ALL JOINT OWNERS MUST SIGN.
PERSONS SIGNING AS EXECUTORS, ADMINISTRATORS,
TRUSTEES, CORPORATE OFFICERS, OR IN OTHER
REPRESENTATIVE CAPACITIES SHOULD SO INDICATE.

Dated:	, 2006

Signature

Signature

I-2

ANNEX J

Form of Proxy Card for Primedex Common Stockholders

Instructions for Voting Your Proxy

Primedex offers stockholders of record three alternative means of voting proxies:

• By Telephone (using a touch-tone phone)                   • Through the Internet (using a browser)               • By Mail (traditional method)

Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had returned your proxy card. We encourage you to use these cost effective and convenient ways of voting, 24 hours a day, 7 days a week.

TELEPHONE VOTING Available only for residents of the United States and Canada.

•      On a touch tone telephone, call TOLL FREE 877-[     -      ], 24 hours a day, 7 days a week.

•      Enter ONLY the Control Number shown below.

•      Have your proxy card ready, then follow the instructions.

•      Your vote will be confirmed and cast as you directed.

•      The deadline for casting your vote is 5:00 p.m., Eastern Daylight Time on [                      ].

INTERNET VOTING

•      Visit Primedex’s Internet voting website at [http://                         .com] and have your proxy card ready.

•      Enter Primedex’s Company Number AND the Control Number shown below and follow the instructions on your screen.

•      You will incur only your usual Internet charges.

•      The deadline for casting your vote is 5:00 p.m., Eastern Daylight Time on [                      ].

VOTING BY MAIL

•      Simply mark, sign and date your proxy card and return it in the postate-paid envelope.

•      Primedex must receive your executed proxy card by 5:00 p.m., Eastern Daylight Time, on [                         ].

•      If you are voting by telephone or the Internet, please do not mail your proxy card.

COMPANY NUMBER	CONTROL NUMBER

TO VOTE BY MAIL, PLEASE DETACH PROXY CARD HERE.

PROXY

PRIMEDEX HEALTH SYSTEMS, INC.
1510 Cotner Avenue
Los Angeles, CA  90025
THIS PROXY IS SOLICITED ON BEHALF OF THE COMPANY’S BOARD OF DIRECTORS

The undersigned holder of Common Stock of Primedex Health Systems, Inc., a New York corporation (the “Company”), hereby appoints Howard G. Berger, M.D. and David L. Swartz and each of them, as proxies for the undersigned, each with full power of substitution, for and in the name of the undersigned to act for the undersigned and to vote, as designated on the reverse, all of the common stock of the Company that the undersigned is entitled to vote at the 2006 Annual Meeting of Stockholders of the Company, to be held at                               , on                , 2006, beginning at 9:00 a.m., local time, or at any continuations, adjournments or postponements thereof.

The undersigned hereby acknowledges receipt of the notice of meeting and the joint proxy/prospectus dated    , 2006 relating to the annual meeting of stockholders.

Please Sign, Date and Return this Proxy Card Promptly Using the Enclosed Envelope.

(To be Signed on Reverse Side)

THE DIRECTORS RECOMMEND A VOTE “FOR” ITEMS 1, 2, 3, 4 AND 5, “FOR” ALL NOMINEES LISTED IN ITEM 6, AND “FOR” ITEMS  7 AND 8

1. To adopt the Agreement and Plan of Merger, dated as of July 6, 2006, by and among Radiologix, Inc., Primedex Health Systems, Inc., PR Acquisition Corporation, an indirect wholly-owned subsidiary of Primedex, and RadNet Management, Inc., a wholly-owned subsidiary of Primedex and sole stockholder of PR Acquisition Corporation, and the transactions contemplated by the merger agreement, including the merger and the issuance of shares of Primedex common stock in connection with the merger, pursuant to which PR Acquisition Corporation will merge with and into Radiologix, on the terms and subject to the conditions contained in the merger agreement, and Radiologix stockholders will receive aggregate consideration of 22,621,922 shares of Primedex common stock and $42,950,000 in cash.

FOR ☐           AGAINST ☐           ABSTAIN ☐

2. To adopt an amendment to Primedex’s Certificate of Incorporation to change Primedex’s name to “RadNet, Inc.”

FOR ☐           AGAINST ☐           ABSTAIN ☐

3. To adopt an amendment to Primedex’s Certificate of Incorporation to (i) increase the number of authorized shares of Primedex common stock from 100,000,000 shares to 200,000,000 shares and reduce the par value of each share of common stock from $0.01 to $0.0001, (ii) undesignate all of Primedex’s preferred stock, and (iii) increase the authorized number of shares of Primedex preferred stock from 10,000,000 shares to 30,000,000 shares and reduce the par value of each share of preferred stock from $0.01 to $0.0001.

FOR ☐           AGAINST ☐           ABSTAIN ☐

4. To adopt an amendment to Primedex’s Certificate of Incorporation to implement stock transfer restrictions to preserve Primedex’s unrestricted use of its net operating loss carry-forwards.

FOR ☐           AGAINST ☐           ABSTAIN ☐

5. To adopt Primedex’s 2006 Stock Incentive Plan.

FOR ☐           AGAINST ☐           ABSTAIN ☐

6. To elect five directors to Primedex’s board of directors

FOR all nominees	☐	WITHHOLD AUTHORITY to vote	☐
*EXCEPTIONS	☐

listed below		for all nominees listed below.

Nominees for one-year term: Howard G. Berger, M.D., Norman R. Hames, John V. Crues, III, M.D., David L. Swartz, and Lawrence L. Levitt.

(INSTRUCTIONS: To withhold authority to vote for any individual nominee, mark the “Exceptions” box and write that nominee’s name in the space below.)

*Exceptions:

7. To ratify the appointment of Moss Adams LLP as Primedex’s independent registered public accounting firm for the fiscal year ending October 31, 2006.

FOR ☐           AGAINST ☐           ABSTAIN ☐

8. To approve adjournments or postponements of the Primedex annual meeting, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the Primedex annual meeting to approve the above proposals.

FOR ☐           AGAINST ☐           ABSTAIN ☐

9. To consider and take action upon any other business that may properly come before the Primedex annual meeting or any reconvened meeting following an adjournment or postponement of the Primedex annual meeting.

FOR ☐           AGAINST ☐           ABSTAIN ☐

For purposes of the Annual Meeting, proxies will be held in confidence (subject to certain exceptions as set forth in the Proxy Statement) unless the undersigned checks the box to the right.          ☐

If you have a change of address, please indicate those changes on the information printed on this card and check the Change of Address Mark box to the right.         ☐

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder(s). IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS CONTAINED HEREIN. All prior proxies are hereby revoked.

Signature(s)

Dated: , 2006

Please sign exactly as your name(s) appear(s) on this Proxy. If held by more than one owner, each owner must sign. Trustees, administrators, etc. should include full title. A corporation should provide its full name and the title of the authorized officer signing this Proxy.

PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE PROXY CARD

USING THE ENCLOSED ENVELOPE.

Votes must be indicated, as in example to the left, in Black or Blue ink.

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The following summary of the material provisions of Primedex’s by-laws relating to indemnification of directors and officers, Primedex’s indemnification agreements with officers and directors, insurance policies maintained by Primedex in respect of directors and officers and the New York Business Corporation Law (the “NYBCL”) is not intended to be exclusive and is qualified in its entirety by such by-laws, agreements, insurance policies and statutes.

The NYBCL provides that if a derivative action is brought against a director or officer, the registrant may indemnify him against amounts paid in settlement and reasonable expenses, including attorneys’ fees, incurred by him in connection with the defense or settlement of such action, if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interests of the registrant, except that no indemnification shall be made without court approval in respect of a threatened action, or a pending action settled or otherwise disposed of, or in respect of any matter as to which such director or officer has been found liable to the registrant. In a nonderivative action or threatened action, the NYBCL provides that the registrant may indemnify a director or officer against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees incurred by him in defending such action if such director or officer acted in good faith for a purpose which he reasonably believed to be in the best interests of the registrant.

Under the NYBCL, a director or officer who is successful, either in a derivative or nonderivative action, is entitled to indemnification as outlined above. Under any other circumstances, such director or officer may be indemnified only if certain conditions specified in the NYBCL are met. The indemnification provisions of the NYBCL are not exclusive of any other rights to which a director or officer seeking indemnification may be entitled pursuant to the provisions of the certificate of incorporation or the bylaws of a corporation or, whether authorized by such certificate of incorporation or bylaws, pursuant to a shareholders’ resolution, a directors’ resolution or an agreement providing for such indemnification.

The above is a general summary of certain provisions of the NYBCL and is subject, in all cases, to the specific and detailed provisions of Sections 721-725 of the NYBCL.

Article IV of Primedex’s by-laws provide that, subject to the conditions and qualifications set forth in the NYBCL, Primedex may indemnify any person made a party to any action or proceeding, whether civil or criminal (including an action by or in the right of any other corporation which that person served in any capacity at Primedex’s request), by reason of the fact that he, his testator or intestate, is or was a director or officer of Primedex. Indemnification is only available in instances in which the defendant acted in good faith for a purpose which he reasonably believed to be in Primedex’s best interest. In criminal actions or proceedings, the defendant additionally must have had no reasonable cause to believe that his conduct was unlawful.

Primedex also maintains insurance for officers and directors against certain liabilities, including liabilities under the Securities Act. The effect of this insurance is to indemnify any officer or director of Primedex against expenses, including, without limitation, attorneys’ fees, judgments, fines and amounts paid in settlement, incurred by an officer or director upon a determination that such person acted in good faith. The premiums for such insurance are paid by Primedex.

Pursuant to separate indemnification agreements with Primedex, each officer and director of Primedex is indemnified against all liabilities relating to his or her position as an officer or director of Primedex, to the fullest extent permitted under applicable law.

For the undertaking with respect to indemnification, see Item 22 herein.

Item 21. Exhibits and Financial Statement Schedules.

(a) See Exhibit Index.

(b) Not applicable.

Item 22. Undertakings.

(a)(1)

The undersigned registrant hereby undertakes to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

The undersigned registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

The undersigned registrant hereby undertakes to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(g)(1)

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into this proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and Primedex being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Los Angeles, state of California, on August 21, 2006.

PRIMEDEX HEALTH SYSTEMS, INC. (Registrant)

By:	/s/ Howard G. Berger
Howard G. Berger, M.D.
President and Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Howard G. Berger, M.D. and John V. Crues, III, M.D., and each of them, his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, and hereby grants to such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents, or their or his substitute or substitutes, Radiologix lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

August 21, 2006
/s/ Howard G. Berger	President, Chief Executive Officer and Director
Howard G. Berger, M.D.	(Principal Executive Officer)

August 21, 2006
/s/ John V. Crues	Vice President and Director
John V. Crues, III, M.D.

August 21, 2006
/s/ Norman R. Hames	Vice President, Secretary,
Norman R. Hames	Chief Operating Officer and Director

August 21, 2006
/s/ David L. Swartz	Director
David L. Swartz
August 21, 2006

/s/ Lawrence L. Levitt	Director
Lawrence L. Levitt
August 21, 2006

/s/ Mark D. Stolper	Chief Financial Officer
Mark D. Stolper	(Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit No.	Exhibit Description
2.1

Agreement and Plan of Merger, dated as of July 6, 2006, by and among Primedex, Radiologix, RadNet and Merger Sub (included as Annex A to the joint proxy statement/prospectus forming a part of this registration statement)

(O)

3.1.1	Certificate of Incorporation as amended	(A)

3.1.2	November 17, 1992 amendment to the Certification of Incorporation	(A)

3.1.3	December 27, 2000 amendment to the Certification of Incorporation	(E)

3.2	By-laws	(A)

4.1	Form of Common Stock Certificate	(AA)

4.2

Form of Supplemental Indenture between Registrant and American Stock Transfer and Trust Company as Incorporated by Indenture Trustee with respect to the 11.5% Series A Convertible Subordinated Debentures due 2008

(B)

4.3	Form of 11.5% Series A Convertible Subordinated Debenture Due 2008 [Included in Exhibit 4.2]	(B)

5.1	Opinion of Sheppard, Mullin, Richter and Hampton LLP *

10.1	Employment Agreement dated as of June 12, 1992 between RadNet and Howard G. Berger, M.D. and amendment to Agreement	(C)(I)

10.6	Securities Purchase Agreement dated March 22, 1996, between the Company and Diagnostic Imaging Services, Inc.	(D)

10.7	Stockholders Agreement by and among the Company, Diagnostic Imaging Services, Inc. and Norman Hames	(D)

10.8	Securities Purchase Agreement dated June 18, 1996 between the Company and Norman Hames	(D)

10.10	DVI Securities Purchase Agreement	(E)

10.11	General Electric Note Purchase Agreement	(E)

10.12	Securities Purchase Agreement between the Company and Howard G. Berger, M.D.	(E)

10.13	2000 Long-Term Incentive Plan	(F)

10.14	Employment Agreement dated April 16, 2001, with Jeffrey L. Linden and amendment to agreement	(G)(I)

10.15	Employment Agreement with Norman R. Hames dated May 1, 2001 and amendment to agreement	(G)(I)

10.16	Amended and Restated Management Agreement with Beverly Radiology Medical Group III dated as of January 1, 2004	(H)

10.17	Code of Financial Ethics	(H)

10.18	Incentive Stock Option Plan	(H)

10.19	DVI Agreement as amended	(J)

10.20	Master Amendment Agreement with General Electric Capital Corporation, General Electric Company and GE Healthcare Financial Services	(K)

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10.21	Amended, Restated and Consolidated Loan and Security Agreement with DVI Financial Services, Inc.	(K)

10.22	Amendment to Loan Documents re US Bank Portfolio Services	(K)

10.23	Credit Agreement with Wells Fargo Foothill, Inc.	(K)

10.24	Employment Agreement with Mark Stolper dated July 30, 2004	(N)

10.25	Second Amended and Restated Loan and Security Agreement with Post Advisory Group, LLC	(L)

10.26	Amended, Restated and Consolidated Loan and Security Agreement with Post Advisory Group, LLC	(L)

10.27	Fourth Amendment to Credit Agreement Substituting Bridge Healthcare Finance, LLC for Wells Fargo Foothill, Inc.	(M)

10.28	Primedex’s 2006 Stock Incentive Plan (included as Annex E to the joining proxy statement/prospectus forming a part of this registration statement)	(O)

10.29	Commitment Letter with GE Financing

23.1	Consent of Sheppard, Mullin, Richter and Hampton LLP *

23.2	Consent of Moss Adams, LLP, independent registered public accounting firm for Primedex	(O)

23.3	Consent of Ernst & Young LLP, independent registered public accounting firm for Radiologix	(O)

24.1	Power of Attorney of directors and officers of Primedex (included in the signature page to this registration statement and incorporated herein by reference)	(O)

99.1	Opinion of Bear Stearns & Co. Incorporated (included as Annex C to the joint proxy statement/prospectus forming a part of this registration statement)	(O)

99.2	Opinion of Jefferies & Company, Inc. Incorporated (included as Annex D to the joint proxy statement/prospectus forming a part of this registration statement)	(O)

99.3	Consent of Bear Stearns & Co. Incorporated	(O)

99.4	Consent of Jefferies & Company, Inc.	(O)

*	To be filed by amendment.

(A) Incorporated by reference to exhibit filed with Registrant’s Registration Statement on Form S-1 [File No. 33-51870].

(AA) Incorporated by reference to exhibit filed with Registrant’s Registration Statement on Form S-3 [File 33-73150].

(B) Incorporated by reference to exhibit filed with Registrant’s Registration Statement on Form T-3 [File No. 022-28703].

(C) Incorporated by reference to exhibit filed in an amendment to Form 8-K report for June 12, 1992.

(D) Incorporated by reference to exhibit filed with Form 10-K for the year ended October 31, 1996.

ii

(E) Incorporated by reference to exhibit filed with the Form 10-K for the year ended October 31, 2000.

(F) Incorporated by reference to exhibit filed with the Form 10-Q for the quarter ended January 31, 2000.

(G) Incorporated by reference to exhibit filed with the Form 10-K for the year ended October 31, 2001.

(H) Incorporated by reference to exhibit filed with the Form 10-K for the year ended October 31, 2003.

(I) Incorporated by reference to exhibit filed with the Form 10-Q for the quarter ended January 31, 2004.

(J) Incorporated by reference to exhibit filed with the Form 10-Q for the quarter ended April 30, 2004.

(K) Incorporated by reference to exhibit filed with the Form 8-K report for August 2, 2004.

(L) Incorporated by reference to exhibit filed with Form 8-K for November 29, 2004.

(M) Incorporated by reference to exhibit filed with Form 8-K for September 14, 2005.

(N) Incorporated by reference to exhibit filed with Form 10-K for October 31, 2004.

(O) Filed herewith.

iii